Form 20-F
period 2019-12-31
Atlas Corp.
filed 2020-04-13
CIK 1794846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 333-229312

ATLAS CORP.

(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands

(Jurisdiction of Incorporation or Organization)

23 Berkeley  Square

London, United Kingdom

      W1J 6HE

(Address of Principal Executive Offices)

Ryan Courson

23 Berkeley Square

London, United Kingdom

W1J 6HE

Telephone:  +44 20 7788 7819

Facsimile:  +  44 843 320 5270

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, par value of $0.01 per share	ATCO	New York Stock Exchange
Series D Preferred Shares, par value of $0.01 per share	ATCO-PD	New York Stock Exchange
Series E Preferred Shares, par value of $0.01 per share	ATCO-PE	New York Stock Exchange
Series G Preferred Shares, par value of $0.01 per share	ATCO-PG	New York Stock Exchange
Series H Preferred Shares, par value of $0.01 per share	ATCO-PH	New York Stock Exchange
Series I Preferred Shares, par value of $0.01 per share	ATCO-PI	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

215,713,377 Common Shares, par value of $0.01 per share

5,093,728 Series D Preferred Shares, par value of $0.01 per share

5,415,937 Series E Preferred Shares, par value of $0.01 per share

7,800,800 Series G Preferred Shares, par value of $0.01 per share

9,025,105 Series H Preferred Shares, par value of $0.01 per share

6,000,000 Series I Preferred Shares, par value of $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes    ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definition of “large accelerated filer” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐   Non-accelerated filer  ☐ Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as Issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

    Yes  ☐    No  ☒

ATLAS CORP.

PART I

Our disclosure and analysis in this Annual Report concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in the section titled “Risk Factors.”

These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase and the useful lives of our vessels;
•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•	any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	the length and severity of the recent novel coronavirus (COVID-19) outbreak and its impact in the container shipping industry;
•	the values of our vessels and other factors or events that trigger impairment assessments or results;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation; and
•	other factors detailed in this Annual Report and from time to time in our periodic reports.

Forward-looking statements in this Annual Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors.”

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Corporate Reorganization & Acquisition of APR Energy Limited

On November 19, 2019, the board of directors of Seaspan Corporation (“Seaspan”) approved a reorganization (the “Reorganization”) of Seaspan’s corporate structure into a holding company structure. The Reorganization was subject to the approval of Seaspan’s common shareholders, which was obtained at a special meeting held February 27, 2020. On February 27, 2020, Seaspan completed the Reorganization, pursuant to which Seaspan became a direct, wholly-owned subsidiary of Atlas. The business operations of Seaspan did not change as a result of the Reorganization.

In the Reorganization, holders of Seaspan common shares and Seaspan preferred shares became holders of Atlas common shares and Atlas preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the Reorganization. In addition, Atlas assumed Seaspan’s share purchase warrants, Stock Incentive Plan, all unexercised and unexpired options to purchase Seaspan common shares and each right to acquire or vest in a share of Seaspan common stock, including restricted stock unit awards and performance share awards that were outstanding under the Seaspan Stock Incentive Plan.

On November 20, 2019, the board of directors of Seaspan approved the acquisition of Apple Bidco Limited (together with its wholly-owned subsidiaries, APR Energy Limited, “APR Energy”), to be completed by the new holding company to be formed by the Reorganization. The acquisition of APR Energy closed on February 28, 2020. As a result of the acquisition, Seaspan and APR Energy are now wholly-owned subsidiaries of Atlas.

Since the Reorganization was completed after December 31, 2019, unless otherwise specified, the business operations described herein are those of Seaspan.

The Reorganization and acquisition of APR Energy are discussed in more detail in “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

Glossary

Unless we otherwise specify or the context otherwise requires, when used in this Annual Report, the terms “Atlas,” the “Company,” “we,” “our” and “us” refer to Atlas Corp. and its subsidiaries.

References to customers are as follows:

Customer	Reference
Arkas Line	Arkas
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Korea Marine Transport Co., Ltd.	KMTC
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(1)	MOL
Ocean Network Express Pte. Ltd.(1)	ONE
Maersk Line A/S(2)	Maersk
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.
(2)	A subsidiary of A.P. Moeller Maersk A/S.

We use the term “twenty foot equivalent unit,” or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”.  We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class.  However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

We also use a variety of operational terms and concepts in this Annual Report. These include the following:

Annual Survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the ship is not laden with cargo.

Bareboat Charter. A charter of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the vessel operating expenses, including crewing, and voyage expenses of the vessel and for the management of the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers. Heavy fuel and diesel oil used to power a vessel’s engines.

Charter. The hire of a vessel for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that charters a vessel.

Charter hire. A sum of money paid to the shipowner by a charterer for the use of a ship.

Classification society. An independent organization that certifies that a vessel has been built and maintained according to the organization’s rules for that type of vessel and complies with the applicable rules and regulations of the flag state and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Dry-docking. The removal of a vessel from the water for inspection and, if needed, repair of those parts of a vessel that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, which must be a “special survey.”

Flag State. The country of a vessel’s registry.

Hire rate. The payment to the shipowner from the charterer for the use of the vessel.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey. The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each “special survey.”

Newbuilding. A new ship under construction or just completed.

Off-charter. The period in which a vessel is not in service under a time charter and, accordingly, we do not receive hire.

Off-hire. The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled.

Protection and indemnity insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping. The sale of a ship as scrap metal.

Ship operating expense. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs.  Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Special survey. The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.

Spot market. The market for immediate chartering of a vessel, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a vessel for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses, while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid the hire rate, which accrues on a daily basis.

Voyage expenses. Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Vessel operating expenses. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.     Selected Financial Data

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). As at December 31, 2019, prior to completion of the Reorganization, Atlas was a wholly-owned subsidiary of Seaspan, formed to facilitate the Reorganization, and had no material income activity or material assets. The financial information set out below is that of Seaspan (the predecessor publicly held parent company) as at and for the year ended December 31, 2019 and each of the preceding four years.

	Year Ended December 31,
	2019	2018	2017	2016	2015
Statements of operations data (in millions of USD):
Revenue	$1,131.5	$1,096.3	$831.3	$877.9	$819.0
Operating expenses:
Ship operating	229.8	219.3	183.9	192.3	193.8
Cost of services, supervision fees	—	—	1.3	7.4	2.0
Depreciation and amortization	254.3	245.8	199.9	216.1	204.9
General and administrative	33.1	31.6	40.1	32.1	27.3
Operating leases	154.3	129.7	115.5	85.9	40.3
Loss (gain) on disposals	—	—	(13.6)	31.9	—
Income related to modification of time charters	(227)	—	—	—	—
Expenses related to customer bankruptcy	—	—	1.0	19.7	—
Vessel impairments	—	—	—	285.2	—
Operating earnings	687.0	469.9	303.2	7.3	350.7
Other expenses (income):
Interest expense and amortization of deferred financing fees	194.2	204.8	116.4	119.9	108.7
Interest expense related to amortization of debt discount	17.3	7.3	—	—	—
Interest income	(9.3)	(4.2)	(4.6)	(8.5)	(11.0)
Refinancing expenses	7.4	—	—	2.0	5.7
Acquisition related gain on contract settlement	—	(2.4)	—	—	—
Change in fair value of financial instruments(1)	35.1	(15.5)	12.6	29.1	54.5
Equity income on investment	—	(1.2)	(5.8)	(0.2)	(5.1)
Other expense (income)(2)	3.2	2.3	9.4	4.0	(1.5)
Net earnings (loss)	$439.1	$278.8	$175.2	$(139.0)	$199.4
Common shares outstanding:	215,675,599	176,835,837	131,664,101	105,722,646	98,622,160
Per share data (in USD):
Basic earnings (loss) per Class A common share	$1.72	$1.34	$0.94	$(1.89)	$1.46
Diluted earnings (loss) per Class A common share	1.67	1.31	0.94	(1.89)	1.46
Dividends paid per Class A common share	0.50	0.50	0.75	1.50	1.47
Statement of cash flows data (in thousands of USD):
Cash flows provided by (used in):
Operating activities(3)	$783.0	$525.1	$390.6	$429.5	$444.3
Financing activities	(481.5)	206.5	(154.1)	106.9	394.5
Investing activities(3) (4)	(475.6)	(627.4)	(351.3)	(383.8)	(825.1)

	Year Ended December 31,
	2019	2018	2017	2016	2015
Selected balance sheet data (at year end, in millions of USD):
Cash and cash equivalents	$195.0	$357.3	$253.2	$367.9	$215.5
Current assets(8)	280.7	419.2	353.2	510.1	540.2
Vessels(5)	5,707.1	5,926.3	4,537.2	4,883.8	5,278.3
Right-of-use asset(9)	957.2	—	—	—	—
Net Investment in lease(8)	723.6	441.7	360.7	—	—
Goodwill	75.3	75.3	75.3	75.3	75.3
Other assets(6)	173.1	204.9	196.3	188.6	146.4
Total assets(8)	7,917.0	7,067.4	5,522.7	5,657.8	6,073.8
Current liabilities(8)	769.5	894.7	415.7	484.8	423.8
Long term deferred revenue(8)	1.5	1.0	1.5	1.5	2.7
Long-term debt	2,696.9	2,764.9	2,192.8	2,569.7	3,072.1
Long-term obligations under other financing arrangements	373.9	591.4	595.0	459.4	314.1
Fair value of financial instruments, long-term liability	50.2	127.2	168.9	200.0	336.9
Total shareholders’ equity	3,232.7	2,460.0	1,949.4	1,747.2	1,776.2
Other data:
Number of vessels in operation at year end	117	112	89	87	85
TEU capacity at year end	956,400	905,900	665,900	620,650	578,300
Fleet utilization(7)	98.9%	97.9%	95.7%	96.2%	98.6%

(1)

All of Seaspan’s derivative instruments, including interest rate swap agreements, swaption agreements and put instruments are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	Other expenses (income) includes undrawn credit facility fees.
(3)

Prior to this annual report, we included cash flows related to the actual settlement of interest rate swaps in operating activities.In the table above, for the year ended December 31, 2019 and December 31, 2018, these cash flows were included in investing activities. To conform with this classification, cash flows from operating activities in 2018 increased by approximately US$41,000 and investing activities decreased by the same amount.

(4)

Prior to the adoption of Accounting Standards Update 2016-18, “Statement of Cash Flows (Topic 320): Restricted Cash” (“ASU 2016-18”), restricted cash was presented as an investing activity in our consolidated statement of cash flows. With the adoption of ASU 2016-18, on January 1, 2018, we exclude restricted cash as an investing activity on the consolidated statement of cash flows. As a result of adopting ASU 2016-18, cash used in investing activities decreased by nil (December 31, 2015), decreased by $201,000 (December 31, 2016), and decreased by $1,000 (December 31, 2017) from the amounts previously presented.

(5)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(6)	Certain information has been reclassified to conform with the financial statement presentation adopted in the prior year; as a result, other assets includes deferred charges.
(7)	Fleet utilization is based on the number of Ownership Days On-Hire as a percentage of total ownership days (including time charter and bareboat ownership days) during the year.
(8)

The investment in lease balance, previously presented on a gross basis on Seaspan’s consolidated balance sheet was amended to be presented on a net basis. Accordingly, deferred revenue related to financing lease arrangements, has been adjusted in the table above to reflect net presentation.

(9)

Effective January 1, 2019, Seaspan adopted Accounting Standards Update 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of that date. Accordingly, Seaspan recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Some of the following risks relate principally to the shipping industry and to our business as conducted by Seaspan prior to the Reorganization. Other risks relate principally to the securities market and to ownership of our shares, as well as to our acquisition of APR Energy and the integration of APR Energy’s business. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability to pay dividends on our shares, ability to redeem our preferred shares or the trading price of our shares.

Risks Related to Macroeconomic Conditions and the Shipping Industry

The business and activity levels of many of our charterers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the shipping industry, credit markets or other negative developments.

Our current vessels are primarily chartered to customers under long-term time charters and payments to us under those charters account for the vast majority of its revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. An over-supply of containership capacity and historically low freight rates resulted in many liner companies (including some of our customers) incurring losses in the recent past. During the financial and economic crises, commencing in 2007 and 2008, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. A reduction in cash flow resulting from low freight rates, a reduction in borrowing bases under reserve-based credit facilities, the limited or lack of availability of debt or equity financing, or a combination of such events, may reduce the ability of our customers to make charter payments to us. Any significant financial and economic disruption, or any other negative developments affecting our customers, or other third parties with which we do business, generally or specifically (such as the current COVID-19 pandemic, bankruptcy of a customer, decline in global trade, industry over-capacity of containerships, low freight rates, asset write-downs or incurring losses) could harm our business, results of operations and financial condition.

Similarly, shipbuilders that Seaspan engages to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under future shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse market conditions and, as a result, may be unable or unwilling to meet their obligations due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to Seaspan, this may harm our business, results of operations and financial condition.

As of March 10, 2020, newbuilding containerships with an aggregate capacity of 2.4 million TEUs, representing approximately 10.4% of the total worldwide containership fleet capacity as of that date, were under construction, and the global containership fleet is expected to grow based on various estimates. Global fleet capacity growth exceeded containership throughput growth in 2019. If this continues, it may lead to a reduction in charter hire rates for containership vessels. If such a reduction occurs or exists when Seaspan seeks to charter newbuilding vessels, its growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, it may only be able to re-charter its containerships at unprofitable rates, if at all.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. On January 31, 2020, the United Kingdom (the “U.K.”) left the European Union (the “E.U.”), and it is not yet clear how it will conduct international trade with the E.U. and other trade partners. In the United States, the current U.S. administration rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. For example, on January 23, 2017, the President of the United States signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. On June 1, 2018, the U.S. Government began imposing tariffs on steel and aluminum imports. In response to these tariffs, several major U.S. trading partners have imposed, or announced their intention to impose, tariffs on U.S. goods. On July 6, 2018, the United States and China began imposing tariffs on approximately $34 billion of each other's exports. Subsequently, the United States imposed tariffs on an additional $216 billion in Chinese goods, and China imposed tariffs on an additional $76 billion worth of U.S goods. On January 15, 2020, the United States and China entered into a trade agreement, resulting in China’s commitment to purchase additional American exports by 2021 and reduction of the tariff rate imposed by United States in September 2019. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. We continue to monitor the potential for any disruption and adverse revenue and/or cost impacts that may result from these actions or future geopolitical economic developments.

Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (1) the cost of goods exported from Asia Pacific, (2) the length of time required to deliver goods from the region and (3) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to Seaspan and to renew and increase the number of their time charters with Seaspan. This could harm our business, results of operations and financial condition.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

A significant number of port calls made by our vessels involve the loading or discharging of containerships in ports in the Asia Pacific region. Economic turmoil in that region may exacerbate the effect of any economic slowdown on Seaspan. China has been one of the world’s fastest growing economies in terms of gross domestic product (“GDP”), which has increased the demand for shipping. As described in the risk factor above, the President of the United States has sought to implement more protectionist trade measures to protect and enhance the U.S. domestic economy. Additionally, the E.U. and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant global economic downturn or increase in protectionist trade policies, both of which would likely lead to a reduction in global trade and demand for containerships. Any deterioration in the global economy may cause a decrease in worldwide demand for certain goods and shipping, and economic instability could harm our business, results of operations and financial condition.

Our growth in part, depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates have fluctuated significantly in the past, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity, which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;
•	the globalization of manufacturing;
•	global and regional economic and political conditions;
•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;
•	developments in international trade;
•	environmental and other regulatory developments; and
•	currency exchange rates.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;
•	the extent of newbuilding vessel deferrals;
•	the scrapping rate of containerships;
•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;
•	charter rates and the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;
•	the number of containerships that are idle; and
•	port and canal infrastructure and congestion.

Our ability to re-charter our containerships upon the expiration or termination of their current time charters and the charter rates under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire, it may not be able to re-charter its vessels at profitable rates or at all, which would harm our results of operations. Should the COVID-19 virus outbreak continue for an extended period of time, with significant negative impact on global growth and overall containerized volumes, there is a risk that vessels with expiring charter contracts will not be renewed or renewed at lower rates. The same issues will exist if Seaspan acquires additional vessels and seeks to charter them under short-term or long-term time charter arrangements as part of its growth strategy.

Over time, containership values and charter rates may fluctuate substantially, which could adversely affect our results of operations, our ability to access or raise capital or our ability to pay dividends on our shares.

Containership values can fluctuate substantially over time due to a number of different factors, including, but not limited to:

•	prevailing economic conditions in the market in which the containership trades;
•	a substantial or extended decline in world trade;
•	increases or decreases in containership capacity; and
•

the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. As of March 10, 2020, 42 vessels are subject to short-term charter market rates. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

A reduction in our net assets could result in a breach of certain financial covenants applicable to Seaspan’s credit and lease facilities and its 5.50% senior notes due 2025 (the “2025 Notes”), 5.50% senior notes due 2026 (the “2026 Notes”), 7.125% senior unsecured notes due 2027 (the “2027 7.125% Notes”), and 5.50% senior notes due 2027 (the “2027 Fairfax Notes”, together with 2025 Notes and the 2026 Notes, the “Fairfax Notes”; and the Fairfax Notes together with the 2027 7.125% Notes, the “Notes”) which could limit our ability to borrow additional funds under our credit facilities or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in mandatory prepayments under certain of the credit facilities or our Notes. This could harm our business, results of operations, financial condition and ability to pay dividends on our equity securities.

If a more active short-term or spot containership market develops, Seaspan may have more difficulty entering into long-term, fixed-rate time charters and its existing customers may begin to pressure it to reduce charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels. As a result, our cash flow may be subject to instability in the long-term.

A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a long term fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In recent years, the rates in the short term or spot market have been lower than the rates we have obtained under our long-term, fixed rate charters due to oversupply. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

As a result of these changes, we may be more active in the short-term or spot market, which could involve purchasing existing ships on short term charters or without charters. This may result in additional variability in our cash flow and earnings, which could materially harm our business, results of operations and financial condition.

Disruptions in global capital markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

We rely on the global capital markets, including the credit markets, to satisfy a significant portion our capital requirements. Beginning in February 2020, due in part to fears associated with the spread of COVID-19, global financial markets experienced significant volatility and a steep and abrupt downturn, which volatility and downturn may continue as COVID-19 continues to spread. Significant instability or disruptions of the capital markets or deterioration of our financial position due to internal or external factors could restrict or eliminate our access to, and/or significantly increase the cost of, various financing sources, including bank credit facilities and issuance of corporate bonds. This could occur because our lenders could become unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed to in our credit facilities due to market disruption events or increased funding costs. Such instability or disruptions in the capital markets may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios, shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

Instability or disruptions of the capital markets and deterioration of our financial position, alone or in combination, could also result in a reduction in our credit rating, which could prohibit or restrict us from accessing external sources of short and long-term debt financing and/or significantly increase the associated costs.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could negatively impact our business, results of operations and financial condition.

Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition could be harmed.

Risks inherent in the operation of ocean-going vessels could harm our reputation, business, results of operation and financial condition.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	piracy
•	marine disaster;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea and the Gulf of Aden off the coast of Somalia and, in recent years, certain locations off of the West Coast of Africa. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations and financial condition.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in managing ballast water, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one or more of our containerships could harm our business, results of operations and financial condition. For additional information about the environmental regulations to which we are subject, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations”.

Compliance with safety and other vessel requirements imposed by flag states may be costly and could harm our business, results of operations and financial condition.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the IMO, International Convention for the Safety of Life at Sea (“SOLAS”). In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our business.

International containership traffic is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These inspections can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, customers.

U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers. Also, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels. Following a number of recent terrorist attacks in cities across the globe, there has been a heightened level of security and new security procedures could be introduced.

It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligation on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operation and financial condition.

The withdrawal of the United Kingdom from the European Union creates an uncertain political and economic environment in the United Kingdom and could have an adverse impact on our business, results of operation and financial condition.

In June 2016, the electorate in the United Kingdom (the “U.K.”) voted to withdraw from the European Union (the “E.U.”) in a national referendum, commonly referred to as “Brexit.” Pursuant to a notice served under Article 50 of the Treaty on European Union on March 29, 2017, the U.K. gave notice that it would cease to be an EU Member State either on the effective date of a withdrawal agreement (entry into such a withdrawal agreement required U.K. parliamentary approval) or, failing that, two years following the U.K.’s notification of its intention to leave the EU, unless the European Council (together with the U.K.) unanimously decided to extend the two year period.

In October 2019, the U.K. reached a provisional agreement with the E.U. (the “Withdrawal Agreement”) on transitional arrangements following Brexit (which enable the U.K. to remain within the E.U. Single Market and Customs Union until December 31, 2020) and on January 31, 2020, the U.K. officially left the EU.

At present, it is not possible to predict the nature of the future relationship the U.K. will have with the E.U. after the end of the transition period. If no agreement is reached, a potential scenario known as a “hard Brexit,” there could be increased costs to shippers from re-imposition of tariffs on trade between the U.K. and E.U. and shipping delays because of the need for customs inspections and procedures and shortages of certain goods. In that event, disruptions in trade due to the imposition of tariffs and volatility in foreign currencies and interest rates and potential material changes to the regulatory regime applicable to our business, including by virtue of Atlas being headquartered and tax resident in the U.K., or global trading parties could result in a material impact to our consolidated revenue, earnings and cash flow.

Future changes to tax laws could have an adverse impact on our business, results of operation and financial condition.

Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where we are subject to tax could increase the amount of tax payable by us. In addition, the U.K. government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational corporations. One example is the OECD’s “base erosion and profit shifting” project, which focuses on limiting the ability of companies to shift income, losses and deductions based on relative tax rates. A number of tax authorities have indicated that they will consider reforms to their tax laws in response to this project, and on June 20, 2016 the EU Council adopted the Anti-Tax Avoidance Directive (E.U.) 2016/1164, which requires member states to implement certain of the OECD’s recommendations. As a result of the OECD project and the focus on the taxation of multi-national corporations, the tax laws in the U.K. and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse impact on our business, results of operation and financial condition.

If U.K. tax residency of Atlas is not maintained, the amount of tax payable by Atlas could increase, which could have an adverse impact on the business, results of operation and financial condition of Atlas.

As a company incorporated in the Republic of the Marshall Islands, Atlas is not automatically treated as U.K. resident for tax purposes. The directors of Atlas intend to meet all requirements of U.K. tax residency for Atlas by establishing that central management and control is carried out in the United Kingdom. If tax residency is not maintained solely in the United Kingdom or if Atlas does not meet the conditions for the exemptions from U.K. corporation tax in respect of dividends, the amount of tax payable by Atlas could increase, which could have an adverse impact on the business, results of operation and financial condition of Atlas. In addition, were Atlas to be treated as tax resident in an alternative and/or additional jurisdiction, this could increase the aggregate tax burden on Atlas and its shareholders.

Terrorist attacks and international hostilities could harm our business, results of operations and financial condition.

Terrorist attacks and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, Syria, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us, or at all. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

Outbreaks of epidemic and pandemic of diseases, including COVID-19, and governmental responses thereto could adversely affect our business.

Public health threats, such as COVID-19 (more fully described below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any future newbuilding projects and repairs to our vessels,, as well as the operations of our customers.

The recent outbreak of coronavirus COVID-19, a virus causing potentially deadly respiratory tract infections first identified in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, China, Italy, Spain and France have implemented lockdown measures, and other countries and local governments may enact similar policies. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape.  As a result, although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

All of our vessels are registered and flagged in Hong Kong. The Hong Kong government could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations and financial condition.

Risk Related to Our Company

We derive our revenue from a limited number of customers, and the loss of any of our long-term charters, further increases in the number of vessels on short-term charters or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.

As at December 31, 2019, we had 9 customers and the following table shows the number of vessels in our operating fleet that were chartered to such customers and the percentage of our total revenue attributable to the charters with such customers for the year ended December 31, 2019:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2019
COSCO	38	36.0%
Yang Ming Marine	16	22.8%
ONE(1)	14	17.6%
Other	49	23.6%
	117	100.0%

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability (including bankruptcy), disagreements with us, defaults on a payment or otherwise;
•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or
•

the customer exercises certain limited rights to terminate the charter, including (1) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (2) under some charters if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding vessel is delayed for a prolonged period of time.

The majority of our vessels are chartered under long-term charters, and customer payments are the source of nearly all of our operating cash flow. As the long-term charters terminate, an increasing number of our vessels have been fixed on short-term charters at prevailing spot market rates, which are substantially lower than the rates on our existing long-term charters. In addition, as liner companies (including our existing customers) consolidate through merger, joint ventures or alliances, our risk relative to the concentration of our customers may increase and they may also seek to renegotiate the rates payable for the remaining terms of their charters. The loss of any of these long-term charters, further increases in the number of vessels on short-term charters or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.

We may not be able to timely pay, or be able to refinance, amounts owed under our credit facilities, our Notes and/or capital and operating lease arrangements.

We have financed a substantial portion of our fleet and acquisitions with indebtedness incurred under our existing credit facilities, our Notes, as well as operating lease and other financing arrangements. We have significant normal course payment obligations under our credit facilities, our Notes, vessel lease arrangements and other financing arrangements, both prior to and at maturity, of approximately $652.7 million in 2020 and an additional $4.2 billion through to maturity, which extends to 2035. In addition, under our credit facilities and operating lease and other financing arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessel (with the repayment amount increasing if vessel values decrease), or may be the entire amount of the financing  regard to a credit facility or a pre-determined termination sum in the case of operating leases or other financing arrangements.

Our ability to make payments on our debt, lease and other financing arrangements will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Our business may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our debt and lease arrangements, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. The market values of our vessels, which fluctuate with market conditions, will affect our ability to obtain financing or refinancing, as our vessels serve as collateral for secured loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

However, we may not be able to complete such refinancing on commercially reasonable terms or at all. If we are not able to refinance outstanding amounts at interest rates and other terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy payment obligations related to our credit facilities, our Notes, lease and other arrangements and our equity securities or may require us to delay certain business activities or capital expenditures or investments or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) under our debt, lease and other financing arrangements with cash flow from operations, we may have to seek to restructure our debt, lease and other arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all.

If we are unable to meet our debt, lease or other obligations, or if we otherwise default under our debt, lease and other financing arrangements, the holders of our debt or our lessors could declare all outstanding indebtedness to be immediately due and payable. Holders of our secured debt would also have the right to proceed against the collateral granted to them that secures the indebtedness, as follows: (i) in the case of our credit facilities or operating lease and other financing arrangements, the vessels securing such indebtedness; and (ii) in the case of the Fairfax Notes, the equity of Greater China Intermodal LLC and its subsidiaries (“GCI”), which entity is an intermediate holding company that owns the equity of a number of our indirect vessel-owning subsidiaries. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument.

We may not be able to repurchase the Fairfax Notes upon the occurrence of a Change of Control (as defined in the indenture governing those securities) or in connection with the exercise by the holders of such securities of their right to call for early redemption.

Upon the occurrence of a Change of Control (as defined in the indenture under which the Fairfax Notes were issued), we will be required to offer to purchase all of the Fairfax Notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest. If a Change of Control were to occur, we may not have sufficient funds to pay the purchase price for the outstanding Fairfax Notes tendered, and expect that we would require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. In addition, the occurrence of a Change of Control may result in an event of default under, or require us to purchase, our other existing or future senior indebtedness. Moreover, the exercise by the holders of their right to require us to purchase the Fairfax Notes could cause a default under our existing or future senior indebtedness, even if the occurrence of a Change of Control itself does not, due to the financial effect of such purchase on us and our subsidiaries. Our failure to purchase tendered Fairfax Notes at a time when the purchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt.

In addition, each holder of the Fairfax Notes will have the right once a year, at its option, to require us to purchase all of the Fairfax Notes held by such holder at a purchase price of 100% of the principal amount thereof plus accrued and unpaid interest. On February 20, 2019, Fairfax Financial Holdings Limited and its affiliates (“Fairfax”) waived its right to call for early redemption of the 2025 Notes on the February 2020 anniversary date and of the 2026 Notes on the January 2020 anniversary date. On February 5, 2020, Fairfax waived its right to call for early redemption of the 2025 Notes on the February 2021 anniversary date and of the 2026 Notes on the January 2021 anniversary date. The annual put right in respect of the 2027 Fairfax Notes is exercisable commencing in 2021, for the February 2022 anniversary date. We may not have sufficient funds to pay the purchase price for any part of the Fairfax Notes tendered in connection with an exercise of this option, and may require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. Moreover, the exercise by the holders of their right to require us to purchase the Fairfax Notes could cause a default under our existing or future senior indebtedness, even if the exercise of that right itself does not, due to the financial effect of such purchase on us and our subsidiaries. Our failure to purchase tendered the Fairfax Notes at a time when the purchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2019, we had $3.2 billion in aggregate principal amount of debt outstanding under our credit facilities and our Notes, and other financing arrangements of approximately $513.8 million. In addition, upon adoption of Accounting Standards Update (“ASU”) 2016-02, Leases on January 1, 2019, $893.3 million of lease liabilities related to the operating leases were recorded.

In February 2020, we issued $100 million of our 2027 Fairfax Notes in a private placement with Fairfax.

We have been actively pursuing other sources of financing, including debt financing.

Our level of debt, vessel lease and other obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, may be impaired or such financing may not be available on favorable terms, or at all;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt, vessel lease and other financing arrangements obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic, financial, business and regulatory conditions, as well as other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may be required to make substantial capital expenditures to complete the acquisition of businesses or assets, which may result in increased financial leverage, dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.

We have increased, and intend to further grow, the size of our business over time through acquisitions. We are regularly evaluating opportunities within the containership sector, as well as in the broader maritime and industrial transportation sectors and other sectors, and the acquisition of future businesses or assets will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay obligations under our Notes, dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Exposure to currency exchange rate or interest rate fluctuations may result in fluctuations in our results of operations and financial condition.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

As of December 31, 2019, we had an aggregate of approximately $3.2 billion outstanding under our credit facilities and our Notes, and other financing arrangements of approximately $513.8 million. The majority of our credit facilities, operating leases and other financing arrangements are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations and their impact on the fair value of our interest rate swaps may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Our ability to obtain additional financing for future acquisitions of vessels or for general corporate purposes may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require purchasing vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing on terms satisfactory to us, if at all, could harm our business, results of operations and financial condition.

Restrictive covenants applicable to our financing and lease arrangements and our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such financing and lease arrangements and our ability to pay dividends on our shares or redeem our preferred shares.

To borrow funds under our existing debt facilities and capital and operating lease arrangements, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities and operating lease arrangements from incurring total borrowings in an amount greater than 65% of our total assets (as defined in the applicable agreement), and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit agreements and operating lease and other financing arrangements and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are unable to satisfy the requirements in our credit agreements and operating lease and other financing arrangements, we may be unable to borrow additional funds under our credit facilities and lease agreements. If we are not in compliance with specified financial ratios or other requirements in our credit facilities, our Notes or lease arrangements, we may be in breach, which could require us to repay outstanding borrowings. We may also be required to prepay amounts borrowed under our credit facilities, our Notes and lease agreements if we experience a change of control. These events may result in financial penalties to us under our leases.

In addition, our financing and lease arrangements limit our ability to, among other things:

•

pay dividends if an event of default has occurred and is continuing under one of our credit facilities and capital and operating lease arrangements or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;
•	create liens on our assets;
•	sell our vessels without replacing such vessels or prepaying a portion of our loan or lease arrangements; or
•	merge or consolidate with, or transfer all or substantially all our assets to, another person.

Our ability to pay a cash dividend on our common shares that is greater than $0.50 per share annually, when aggregated with all other cash dividends paid per share of our common stock in the preceding 360 days, may be limited under a restricted payments covenant included in the indenture governing the Fairfax Notes.

Accordingly, we may need to seek consent from our lenders, lessors or holders of our Notes in order to engage in some corporate actions. The interests of our lenders, lessors and Note holders may be different from ours, and we may be unable to obtain our lenders’, lessors’ or Note holders’ consent when and if needed. In addition, we are subject to covenants applicable to our preferred shares. If we do not comply with the restrictions and covenants applicable to our credit facilities, capital and operating lease arrangements, our Notes or in our preferred shares, our business, results of operations and financial condition and ability to pay dividends on or redeem our preferred shares will be negatively impacted.

Charter party-related defaults under certain of our secured credit facilities, our operating leases and other financing arrangements could permit the counterparties to those arrangements to accelerate our obligations and terminate such facilities or leases, which could subject us to termination penalties.

Most of our vessel financing credit facilities and other financing arrangements, as well as our operating leases, are secured by, among other things, payments from the charter parties for the applicable vessels and contain default provisions relating to non-payment. The prolonged failure of the charterer to pay in full under the charter party agreement or the termination or repudiation of the charter party without our entering into a replacement charter contract within a specified period of time constitutes an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Marshall Islands, our principal executive offices are located outside of the United States, a majority of our directors and officers reside outside of the United States, and we conduct operations in countries around the world. In addition, all of our assets and a substantial portion of the assets of our directors, officers and experts are located outside of the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

In the past we have recognized, and in the future, we may be required to recognize significant impairment charges.

We are required to review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over the asset’s remaining useful life. Examples of such events or changes in circumstances related to our long-lived assets include:

•	A significant decrease in the market price of the asset;
•	A significant adverse change in the extent or manner in which the asset is being used or in its physical condition;
•	A significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a regulator;
•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;
•

A current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset’s use; or

•	A current expectation that, more likely than not the asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values; this volatility is, in part, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate.

The determination of the fair value of vessels depends on various market factors, including charter and discount rates, ship operating costs and vessel trading values, and our reasonable assumptions at that time. During the year ended December 31, 2016, we recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use, consisting of four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels. We performed an impairment test of our vessels at December 31, 2017 and determined that the undiscounted future cash flows of each vessel was expected to be greater than its carrying value and therefore took no impairment charge. At December 31, 2018 and December 31, 2019, we noted that no events or conditions exist that would indicate that the carrying amount of the assets may not be recoverable. Therefore, we concluded that no impairment charge was required. The amount, if any, and timing of any impairment charges we may recognize in the future (which may be as early as 2020) will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ from period to period. Any future impairment charges may be material and would harm our earnings and net asset values. Please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates—Impairment of Long-lived Assets.”

Damage to our reputation or industry relationships could harm our business.

Our operational success and our ability to grow depends significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;
•	obtain new charters;
•	successfully interact with shipyards;
•	dispose of vessels on commercially acceptable terms;
•	obtain financing on commercially acceptable terms;
•	maintain satisfactory relationships with our customers and suppliers; or
•	grow our business.

If our ability to do any of the things described above is impaired, it could harm our business, results of operations and financial condition.

Our growth and our ability to re-charter our vessels depend on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional fixed-rate time charters for such ships, and to re-charter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The process of obtaining new time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months in regard to newbuilding containerships. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;
•	container shipping experience and quality of ship operations, including cost effectiveness;
•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;
•	relationships with shipyards and the ability to get suitable berths;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own or leased fleets. Some of our peers have significantly greater financial resources than we do and may be able to offer better charter rates. Some of our peers have entered into joint ventures to charter their containerships, and may be able to better satisfy customer demands. An increasing number of marine transportation companies have entered the containership sector, including many with strong brand recognition and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

We may be unable to make or realize expected benefits from acquisitions or investments, and implementing our growth strategy through acquisitions of existing businesses or vessels or investments in other containership businesses may harm our business, results of operation, financial condition and ability to pay dividends on our shares or redeem our preferred shares.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership-related assets and containership businesses as market conditions allow. We may also invest in other containership businesses. Factors that may limit the number of acquisition or investment opportunities in the containership industry include the ability to access capital to fund such transactions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of, or investment in, a vessel or business may not be profitable to us at or after the time we acquire or make such acquisition or investment and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;
•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;
•	increase our leverage or dilute existing shareholders to the extent we fund any acquisitions through the assumption or incurrence of indebtedness or the issuance of equity securities;
•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;
•	have difficulties achieving internal controls effectiveness and integrating an acquired business into our internal controls framework;
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or
•	not be able to service our debt obligations and other payment obligations related to our securities.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

Our articles of incorporation currently limit our business to the chartering or re-chartering of containerships to others and other related activities, unless otherwise approved by our board of directors.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

We may be unable to attract and retain qualified, skilled crew on our behalf necessary to operate our business or may pay rising crew and other vessel operating costs.

Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our ability to attract, hire, train and retain highly skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are able to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Disruptions and security threats to our technology systems could negatively impact our business.

In the ordinary course of business, we rely on the security of information and operational technology systems, including those of our business partners and other third parties, to manage or support a variety of business activities including operating and navigating our fleet; tracking container contents and delivery; maintaining vessel infrastructure; communicating with personnel, management, customers and business partners; collecting, processing, transmitting and storing electronic information, including personal, employee, business, financial and operational data; facilitating business and financial transactions; and providing services to our customers. A cyber-attack on us, or our business partners, could significantly disrupt these and other commercial activities and business functions resulting in a loss of revenue and customer relationships. For operational technology in particular, a cyber-attack could result in physical damage to assets and infrastructure, injury or loss of life and environmental harm.

Our global technology network faces many threats from criminal hackers and competitors who may use phishing emails, unauthorized network intrusions, electronic communications or portable electronic devices to distribute computer viruses and ransomware, enable fraudulent transactions, or otherwise alter the confidentiality, integrity and availability of our information and information systems. Despite our continuing efforts to secure our technology network infrastructure, protect our critical data and systems, and ensure operational resiliency, cyber-attacks may occur that could have a material impact on our financial performance, reputation and continuous operations. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to enhance and supplement our existing protective measures. A successful cyber-attack could also result in significant costs associated with the investigation and remediation of our technology systems, as well as increased regulatory and legal liability.

A significant number of our vessels are chartered to Chinese customers and certain of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations and financial condition.

We conduct a substantial amount of business in China and with Chinese counterparties. As of March 10, 2020, a total of 38 of the 118 vessels in our current fleet were chartered to Chinese customers and our revenues in 2019 from Chinese customers represented 36.0% of our total revenue in 2019. Many of our vessels regularly call to ports in China. Additionally, we have entered into financing arrangements with certain Chinese financial institutions.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

Our vessels that are chartered to Chinese customers are subject to various risks as a result of uncertainties in Chinese law, including (1) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (2) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

Although our charter parties and many of our financing arrangements are governed by English law, if we are required to commence legal proceedings against a customer, a charter guarantor or a lender based in China with respect to the provisions of a time charter, a time charter guarantee or a credit agreement, we may have difficulties in enforcing any judgment rendered by an English court (or other non-Chinese court) in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

Such charters, shipbuilding agreements and financing agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China has enacted a recent tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The recent law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports, our vessels being built at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

We depend on our key personnel and changes in our management team may adversely affect our operations.

Over the last two years, we have experienced turnover or changes in our senior management. In January 2018, Bing Chen was appointed as our Chief Executive Officer (“CEO”), replacing Gerry Wang who resigned in November 2017; in May 2018, Ryan Courson was appointed as our Chief Financial Officer (“CFO”), replacing David Spivak, who resigned that same month; in July 2018, Tina Lai was appointed as our Chief Human Resources Officer; in August 2018, Mark Chu resigned as our General Counsel and Chief Operating Officer; in October 2018, Torsten Holst Pedersen was appointed as Executive Vice-President, Ship Management of Seaspan and Ted Chang was appointed as General Counsel; in February 2019, Ted Chang stepped down as our General Counsel; Peter Ellegaard was appointed as General Counsel in April 2019 and stepped down in July 2019; and in February 2020, Karen Lawrie was appointed as General Counsel. While we expect to engage in an orderly transition process as we integrate newly appointed personnel, we face a variety of risks and uncertainties relating to this transition, including diversion of management attention from business concerns, failure to retain other key personnel and loss of institutional knowledge. These risks and uncertainties could result in operational and administrative inefficiencies and added costs, which could adversely impact our business and results of operations.

Our future success depends to a significant extent upon our ability to identify, hire, develop, motivate and retain key personnel, including our senior management and skilled employees. Competition for highly-qualified professionals is intense. If key employees depart, it could prevent or delay the implementation and completion of our strategic objectives, divert management’s attention to seek certain qualified replacements or adversely affect our ability to manage our business effectively and, as a result, our business, results of operations and financial condition may be adversely affected.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet including, among other things, to meet future environmental regulatory standards. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term, our fleet and related charter revenues may diminish, and we will not be able to continue to refinance our indebtedness. As our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay interest and principal on our Notes, pay dividends on our equity securities or redeem our preferred shares.

We may seek acquisition or investment opportunities in business adjacent to the ownership and operation of containerships, which may or may not be outside of our management’s area of expertise.

As part of our capital allocation strategy, we will consider acquisition or investment opportunities in businesses adjacent to the ownership and operation of containerships (which businesses may or may not be within our management’s areas of expertise) if an acquisition or investment opportunity is presented to us and we determine that it enhances the long-term value of our Company and offers attractive risk-adjusted returns. Our acquisition of APR Energy is an example of such an acquisition. Please read “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Acquisition of APR Energy.”

Although our management will endeavor to evaluate the risks inherent in any particular acquisition or investment opportunity, we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable to investors than a direct investment, if an opportunity were available, in an acquisition or investment opportunity.

Under the charters for most of our vessels, if a vessel is off-hire for an extended period then the customer has a right to terminate the charter agreement for that vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. We may not receive any revenue from that vessel, but may be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition.

An increase in the price of bunkers may adversely affect profits.

While we generally do not bear the cost of bunkers for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of bunkers beyond our expectations may adversely affect our profitability at the time of charter negotiation. The price and supply of bunkers are unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet of 118 containerships as of March 10, 2020, had an average age (weighted by TEU capacity) of seven years. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage.

We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.

Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to obtain a replacement vessel on a timely basis. Our credit facilities and lease arrangements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard in the shipping industry, may directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations and financial condition.

Our vessels’ mortgagees or other maritime claimants could arrest our vessels, which could interrupt our charterers’ or our cash flow.

If we default under our credit facilities that are secured by mortgages on our vessels, the lenders that hold those mortgages could arrest some or all of the vessels encumbered by those mortgages and cause them to be sold. We would not receive any proceeds of such sales unless all amounts outstanding under such indebtedness had been repaid in full. In addition, crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our charterers’ or our business and cash flow and require the charterers or us or our insurance to pay significant amounts to have the arrest lifted, which could harm our business, results of operations and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, charter terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, Canada, Hong Kong and the People’s Republic of China which would reduce our earnings and potentially cause certain shareholders to be subject to tax in such jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada, Hong Kong and the People’s Republic of China (the “PRC”), if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption or reduced taxation under local taxation rules or applicable tax treaties. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” and “Item 10. Additional Information—E. Taxation.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (“PFIC”), for such purposes in any taxable year for which either (1) at least 75% of its gross income consists of “passive income” or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (the “Code”). However, the Internal Revenue Service (the “IRS”), stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) held shares, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences.”

Risks Related to APR Energy

The integration of APR Energy presents challenges that may reduce the anticipated potential benefits of the acquisition.

We will face challenges in consolidating functions and integrating APR Energy’s organization, procedures and operations in a timely and efficient manner. The integration of APR Energy will be complex and time-consuming due to the location of its corporate headquarters, the features of its project acquisition, execution and administration processes, and the size and complexity of its organization. The principal challenges will include the following:

•	integrating information systems and internal controls over accounting and financial reporting;
•	preserving significant business relationships;
•	quality system integration; and
•	conforming standards, controls, procedures and policies, business cultures and compensation structures between Atlas and APR Energy.

Management will have to dedicate effort to integrating APR Energy’s business during the integration process. These efforts could divert management’s focus and resources from our shipping business or our corporate initiatives or strategic opportunities. If we are unable to integrate APR Energy’s organizational procedures and operations in a timely and efficient manner, or at all, the value of our common shares may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transaction, as well as, any delays or adjustments or unplanned events encountered in the integration process, could also have an adverse effect upon the revenues, level of expenses and operating results.

In connection with the Acquisition, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could negatively affect our business, assets, liabilities, prospects, outlook, financial condition and results of operations.

Although we conducted due diligence in connection with the acquisition of APR Energy, we cannot be certain that this diligence revealed all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our control will not later arise. Unexpected risks may arise and previously known risks may materialize in a manner not consistent with our risk analysis. Further, as a result of the acquisition, purchase accounting, and the proposed operation of the combined company going forward, we may be required to take write-offs or write-downs, restructuring and impairment or other charges that could negatively affect our business, assets, liabilities, prospects, outlook, financial condition and results of operations.

APR Energy has a recent history of net losses and may not achieve or sustain profitability.

APR Energy has a recent history of net losses. The extent of APR Energy’s future losses or profits is uncertain, and it may not achieve profitability. If APR Energy is unable to achieve and then maintain profitability, the market value of our common shares will likely decline.

APR Energy is subject to extensive governmental regulation in a number of different jurisdictions, and its inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, results of operations or financial condition.

APR Energy is subject to extensive regulation of its business in the United States, Argentina, Australia, Bangladesh, Mexico and in each of the other countries in which APR Energy operates. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of APR Energy’s activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on APR Energy. In particular, the power plants that APR Energy installs, commissions, operates, maintains and demobilizes are subject to strict national, state and local regulations relating to their development, construction and operation (including, among other things, land acquisition, leasing and use of land, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy power transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements may result in substantial costs to APR Energy’s operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect our business, margins and investments.

Further, similar changes in laws and regulations could increase the size and number of claims and damages asserted against APR Energy or subject APR Energy to enforcement actions, fines and even criminal penalties. In addition, changes in laws and regulations may, in certain cases, have retroactive effect and may cause our results of operations to be lower than expected.

APR Energy’s business is subject to stringent environmental regulation.

APR Energy is subject to significant environmental regulation, which, among other things, requires it to obtain regulatory licenses, permits and other approvals and comply with the requirements of such licenses, permits and other approvals. There can be no assurance that:

•	governmental authorities will approve the issuance of such licenses, permits and other approvals or that such licenses, permits or approvals will be timely renewed or sufficient for our operations;
•	public opposition will not result in delays, modifications to or cancellation of any proposed project or license; or
•	laws or regulations will not change or be interpreted in a manner that increases APR Energy’s costs of compliance or materially or adversely affects its operations or plants.

While we believe that APR Energy has implemented policies with regard to environmental regulatory compliance, we can give no assurance that APR Energy will continue to be in compliance or avoid material fines, penalties, sanctions and expenses associated with compliance issues in the future. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, and site closures. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and cleanup to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax or other liens on the responsible parties to secure the parties' reimbursement obligations.

Environmental regulation has changed rapidly in recent years, and it is possible that APR Energy will be subject to even more stringent environmental standards in the future. For example, APR Energy’s activities are likely to be covered by increasingly strict national and international standards relating to climate change and related costs, and may be subject to potential risks associated with climate change, which may have a material adverse effect on our business, financial condition or results of operations. We cannot predict the amounts of any increased capital expenditures or any increases in operating costs or other expenses that APR Energy may incur to comply with applicable environmental, or other regulatory, requirements, or whether these costs can be passed on to customers through product price increases.

APR Energy’s competitive position could be adversely affected by changes in technology, prices, industry standards and other factors.

The markets in which APR Energy operates change rapidly because of technological innovations and changes in prices, industry standards, product instructions, customer requirements and the economic environment. New technology or changes in industry and customer requirements may render APR Energy’s existing power generation solutions obsolete, excessively costly or otherwise unmarketable. As a result, APR Energy must continuously enhance the efficiency and reliability of its existing technologies and seek to develop new technologies in order to remain at the forefront of industry standards and customer requirements. If APR Energy is unable to introduce and integrate new technologies into its power generation solutions in a timely and cost-effective manner, its competitive position will suffer and its prospects for growth will be impaired.

The delivery of APR Energy’s power generation solutions to its customers and its performance under its customer contracts may be adversely affected by problems related to its reliance on third-party contractors and suppliers.

APR Energy’s customer contracts require services, equipment or software which it subcontracts to subcontractors or sources from third-party suppliers. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause APR Energy to be in default under its customer contracts. To the extent APR Energy is not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, APR Energy may be subject to claims by its customers as a result of problems caused by a third-party that could have a material adverse effect on our reputation, business, results of operations and financial condition.

APR Energy has international operations, including in emerging markets, that could be subject to economic, social and political uncertainties.

APR Energy operates in a range of international locations, including Argentina, Australia, Bangladesh, Equatorial Guinea and Mexico, and expects to expand its operations into new locations in the future. Accordingly, APR Energy faces a number of risks associated with operating in different countries that may have a material adverse impact on our business, financial condition and results of operations. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or political, social and economic instability, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business. As a result, we can provide no assurance that APR Energy’s future international operations will remain successful.

APR Energy conducts business in various emerging countries worldwide, including Argentina, Bangladesh, Equatorial Guinea and Mexico. APR Energy’s activities in these countries involve a number of risks that are more prevalent than in developed markets, such as economic and governmental instability, the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities. For example, APR Energy’s contracts in Argentina are denominated in U.S. dollars and payable in local currency at the exchange rate on or immediately prior to the payment date. In the event of a rapid devaluation or tightening of exchange or currency controls, such as those imposed by the Argentine central bank in the period since mid-August 2019, APR Energy may not be able to exchange the local currency for the agreed dollar amount, which could affect its, and therefore our, liquidity position. Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain Latin American countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. In addition, in recent years, political upheaval, civil unrest and, in some cases, regime change and armed conflict, have occurred in certain countries in Africa.  Such events have increased political instability and economic uncertainty in certain countries where APR Energy currently operates or may seek to operate. Although APR Energy’s activities in emerging markets are not concentrated in any specific country (other than Argentina and Bangladesh), the occurrence of one or more of these risks in a country or region in which APR Energy operates could have a material adverse effect on APR Energy’s, and therefore our, business, financial condition and results of operations.

APR Energy could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. APR Energy’s policies mandate compliance with these anti-bribery laws. APR Energy operates in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. APR Energy trains its personnel concerning anti-bribery laws and issues, and also informs its partners, subcontractors, suppliers, agents and others who work for APR Energy or on its behalf that they must comply with anti-bribery law requirements. APR Energy also has procedures and controls in place to monitor compliance. We cannot be assured that APR Energy’s and its internal controls and procedures always will protect APR Energy from the possible reckless or criminal acts committed by its employees or agents. If APR Energy is found to be liable for anti-bribery law violations (either due to its own acts or its inadvertence, or due to the acts or inadvertence of others including its partners, agents, subcontractors or suppliers), APR Energy could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse effect on its business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that APR Energy did not violate anti-bribery laws, could be costly and could divert management's attention away from other aspects of its business.

APR Energy’s power plants are inherently dangerous workplaces at which hazardous materials are handled.  If APR Energy fails to maintain safe work environments or causes any damage, it can be exposed to significant financial losses, as well as civil and criminal liabilities.

APR Energy’s installation, construction, commissioning, operation, maintenance and dismantling activities in connection with the delivery of its power solutions to its customers often put its employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, heat or liquids stored under pressure and highly regulated materials. On most projects and at most facilities, APR Energy is responsible for safety and, accordingly, must implement safe practices and safety procedures. If APR Energy fails to design and implement such practices and procedures or if the practices and procedures it implements are ineffective, its employees and others may become injured and its and others’ property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to APR Energy’s customers or the operation of a facility, and raise APR Energy’s operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition and results of operations.

In addition, APR Energy’s installation, construction, commissioning, operation, maintenance and dismantling activities in connection with the delivery of its power solutions to its customers can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject APR Energy to cleanup obligations as well as civil and criminal liabilities. APR Energy is also subject to regulations dealing with occupational health and safety. APR Energy maintains functional groups whose primary purpose is to ensure it implements effective health, safety, and environmental work procedures throughout its organization, including construction sites and maintenance sites, the failure to comply with such regulations could subject APR Energy to liability. In addition, APR Energy may incur liability based on allegations of illness or disease resulting from exposure of employees or other persons to hazardous materials that APR Energy handles or are present in its workplaces.

We believe that APR Energy’s safety record is critical to APR Energy’s reputation. Many of APR Energy’s customers require that it meet certain safety criteria to be eligible to bid for contracts, and many contracts provide for automatic termination or forfeiture of some, or all, of its contract fees or profit in the event it fails to meet certain measures. As a result, APR Energy’s failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients and could have a material adverse impact on our business, financial condition and results of operations.

APR Energy’s business may be adversely affected by catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of its plants, facilities and construction sites, or outbreaks of epidemic and pandemic of diseases, including COVID-19.

If one or more of APR Energy’s plants, facilities or construction sites were to be subject in the future to fire, flood or a natural disaster, adverse weather conditions, terrorism, power loss or other catastrophe, or if unexpected geological or other adverse physical conditions were to develop at any of its plants, facilities or construction sites, APR Energy may not be able to carry out its business activities at that location or such operations could be significantly reduced. This could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on our business, financial condition and results of operations. In addition, it is possible that its plants could be affected by criminal or terrorist acts. Any such acts could have a material adverse effect on our business, financial condition and results of operations.

A novel strain of coronavirus, COVID-19, was identified in China in late 2019 and has spread globally. Government authorities in affected regions are taking increasingly dramatic actions and mandating various restrictions in an effort to slow the spread the spread of the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and advisories and shutdowns. As a consequence of these restrictions, we expect to face some operational challenges transporting our turbines and balance of plant equipment, as well as our personnel, to project sites as countries close borders and restrict travel.  We are monitoring these orders and advisories in each of the countries where we do business to evaluate their impact on our support operations and our supply chain; however, we have limited visibility as to when such measures will be lifted.

Our insurance may be insufficient to cover relevant risks of operating APR Energy’s business and the cost of our insurance may increase.

APR Energy’s business is exposed to the inherent risks in the markets in which it operates. Although APR Energy seeks to obtain appropriate insurance coverage in relation to the principal risks associated with its business, we cannot guarantee that such insurance coverage is, or will be, sufficient to cover all of the possible losses we may face in the future.  If APR Energy were to incur a serious uninsured loss or a loss that significantly exceeded the coverage limits established in its insurance policies, the resulting costs could have a material adverse effect on our business, financial condition and results of operations.

In addition, APR Energy’s insurance policies are subject to review by its insurers. If the level of premiums were to increase in the future, or certain types of insurance coverage were to become unavailable, APR Energy might not be able to maintain insurance coverage comparable to those that are currently in effect at comparable cost, or at all. If APR Energy were unable to pass any increase in insurance premiums on to its customers, such additional costs could have a material adverse effect on our business, financial condition and results of operations.

Unauthorized use of APR Energy’s proprietary technology by third parties may reduce the value of its services, brand and impair its ability to compete effectively.

APR Energy relies across its business on a combination of trade secret and intellectual property laws, non-disclosure and other contractual agreements and technical measures to protect its proprietary rights. These measures may not be sufficient to protect its technology from third-party infringement and, notwithstanding any remedies available, could subject it to increased competition or cause it to lose market share. In addition, these measures may not protect it from the claims of employees and other third parties. APR Energy also faces risks with respect to the protection of its proprietary technology because the markets where its services are sold include jurisdictions that provide less protection for intellectual property than is provided under the laws of the United States or the European Union. Unauthorized use of APR Energy’s intellectual property could weaken its competitive position, reduce the value of its services and brand, and harm its, and therefore our, business, financial condition and results of operations.

APR Energy’s business may suffer if it is sued for infringing upon the intellectual property rights of third parties.

APR Energy is subject to the risk of adverse claims and litigation alleging its infringement of the intellectual property rights of others. In the future, third parties may assert infringement claims, alleging infringement by APR Energy’s current, or future, services or solutions. These claims may result in protracted and costly litigation, may subject APR Energy to liability if it is found to have infringed upon third parties' intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management's attention from the operation of its business.

Failure by APR Energy to successfully defend against claims made against it by customers, suppliers or subcontractors, or failure by it to recover adequately on claims made against customers, suppliers or subcontractors, could materially adversely affect its, and therefore, our business, financial condition and results of operations.

APR Energy’s projects generally involve complex engineering, procurement of supplies and construction management. APR Energy may encounter difficulties in the engineering, equipment delivery, schedule changes and other factors, some of which are beyond its control, that affect its ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, APR Energy relies on third-party partners, equipment manufacturers and subcontractors to assist it with the completion of its contracts. As such, claims involving customers, suppliers and subcontractors may be brought against APR Energy, and by it, in connection with its project contracts. Claims that may be brought against APR Energy include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project and claims for cancelled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums.  Claims brought by APR Energy against customers include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between APR Energy’s and its suppliers, subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims could materially adversely impact our business, financial condition and results of operations.

The nature of APR Energy’s operations exposes it to potential liability claims and contract disputes which may reduce its profits.

APR Energy engages in operations where failures in design, construction or systems can result in substantial injury or damage to third parties. In addition, the nature of its activities results in customers, subcontractors and vendors occasionally presenting claims against it for recovery of cost they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. APR Energy has been, and may in the future, be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to its projects or other matters. These claims generally arise in the normal course of APR Energy’s business. When it is determined that APR Energy has liability, it may not be covered by insurance or, if covered, the financial amount of these liabilities may exceed its policy limits.

Risks Related to our Holding Company Structure

We may fail to realize the anticipated benefits of the Reorganization, which could adversely affect the value of our common and preferred shares.

Although we believe that our new corporate structure will provide us with future benefits, these expected benefits are not guaranteed and may not be obtained if market conditions or other circumstances prevent us from taking advantage of the investment, financing and structuring flexibility we expect to gain as a result of the Reorganization. The success of the new corporate structure will depend, in large part, on our ability to realize the anticipated growth opportunities and from the entry into new business lines outside of the legacy Seaspan business.  The success of the new corporate structure may be hindered, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include, but are not limited to:

•	difficulties in managing the potentially diverse activities and operations of companies or businesses we may acquire;
•	failure to leverage our corporate structure to realize operational efficiencies and to cross-sell multiple products and services;
•	difficulties in reorganizing personnel, operations, networks and administrative functions;
•	unforeseen contingent risks, including lack of required capital resources, relating to our corporate structure that may become apparent in the future; and
•	unexpected business disruptions.

If we are unable to successfully realize the benefits of the new corporate structure within the anticipated time frame, or at all, the anticipated benefits of the Reorganization may not be realized fully or at all or may take longer to realize than expected, we may not perform as expected and the value of our common and preferred shares may be adversely affected.

As a holding company, Atlas Corp. is dependent on the operations and funds of its subsidiaries.

Atlas Corp. is a holding company with no business operations of its own and its only significant assets are the outstanding stock in Seaspan and APR Energy. As a result, Atlas Corp. relies on payments from its subsidiaries to meet its obligations. We currently expect that a significant portion of the cash flows of Seaspan will be used by it in its operations, including to service Seaspan’s current as well as any future debt obligations. In addition, in the future, subsidiaries may be restricted in their ability to pay cash dividends or to make other distributions to Atlas Corp., which may limit the payment of cash dividends or other distributions, if any, to the holders of our shares. In addition, future debt obligations of Atlas Corp., in addition to statutory restrictions, may limit the ability of Atlas Corp. and its subsidiaries to pay dividends.

We may not be able to successfully implement our growth strategy and invest in or integrate new lines of business.

Atlas’s sole assets are its wholly owned subsidiaries, Seaspan and APR Energy. Our strategy to grow our business is dependent, in part, on our ability to invest in additional businesses. We believe that acquisition opportunities may arise from time to time, and any such acquisitions could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. However, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. In addition, we may not be able to successfully identify target investments or consummate target acquisitions within the expected timeline or budget.

Our future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. In addition, we may not derive the expected financial returns on our investments in new businesses or such operations may not be profitable at all. We cannot predict the effect that any failed expansion may have on our business. Regardless of whether we are successful in identifying target investments, the negotiations for such investments could disrupt our ongoing business, distract management and increase our expenses. If we are unable to successfully execute our plans for investing in new lines of business, whether as a result of unfavorable market conditions or otherwise, our future results of operations could be materially and adversely affected.

Risk Related to Our Securities

Fairfax has significant influence over our policies and business.

During 2018, 2019 and 2020, Fairfax completed a series of investments in our Company. In addition, we acquired APR Energy on February 28, 2020 from Fairfax and other sellers, in consideration for which we issued Fairfax and the other sellers Atlas common shares.  For more information about these investments, see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Acquisition of APR Energy and Fairfax Investment.”

If the 25,000,000 warrants that were issued to Fairfax in July 2018 were exercised in full, as of March 10, 2020, Fairfax’s shareholdings in Atlas, including common shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 46.5% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax upon exercise of those warrants.

The indentures relating to the Fairfax Notes provide Fairfax with the right to designate (and Fairfax has so designated in the case of the Atlas board of directors) (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes and $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes and 2026 and less than $100.0 million of the 2027 Fairfax Notes remains outstanding; provided, however, that in no event shall the rights under the indentures governing the Fairfax Notes allow Fairfax to designate more than two members to the Atlas board of directors and one member to the Seaspan board of directors if the thresholds described in clause (i) above are reached, or to designate more than one member to the Atlas board of directors if the thresholds described in clause (ii) above are reached. Lawrence Chin and Stephen Wallace serve as Fairfax’s designees to the Atlas board of directors. The combination of Fairfax’s board representation and positions as a significant debt and equity holder gives Fairfax significant influence over our policies and business, and Fairfax’s objectives may conflict with those of other security holders and stakeholders of us.

We may not have sufficient cash from our operations to enable us to pay dividends on our shares or redeem our preferred shares following the payment of expenses.

We pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by and in the discretion of our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	our ability to charter ships that are currently off-charter, on short-term charter or coming off long-term charter;
•	the rates we obtain from our charters or re-charters and the ability of our customers to perform their obligations under their charters;
•	the level of our operating costs;
•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•	changes in the basis of taxation of our activities in various jurisdictions;
•	our ability to service and refinance our current and future indebtedness;

•	our ability to raise additional debt and equity to satisfy our capital needs;
•	dividend and redemption payments applicable to other senior or parity equity securities; and
•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

We have recently paid quarterly dividends of $0.125 per common share; for additional information, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources—Ongoing Capital Expenditures and Dividends”. Any increase in such dividend (1) will result in an upward adjustment of the number of our common shares issuable upon exercise of the warrants we issued to Fairfax in July 2018 and (2) may be prohibited by the covenants relating to the Fairfax Notes, subject to a restricted payments basket included in the indentures for the Fairfax Notes.  For additional information about the Fairfax investment, please read “Item 5. Operating and Financial Review and Prospects—A. General: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Fairfax Investment.”

The amount of cash we have available to pay dividends on our shares or to redeem our preferred shares will not depend solely on our profitability, as our board of directors may determine to retain cash rather than to use it to pay dividends.

The actual amount of cash we will have available to pay dividends on our shares or to redeem our preferred shares depends on many factors, including, among others:

•	changes in our operating cash flow, capital expenditure requirements, debt and lease repayment requirements, working capital requirements and other cash needs;
•

restrictions under our existing or future credit and lease facilities or any other financing arrangements, including existing restrictions under our credit, operating lease facilities, Notes and other financing arrangements, may impact our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default or if the dividend would violate a restricted payments covenant for the Fairfax Notes;

•	the amount of any reserves established by our board of directors; and
•

restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (i.e. retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Our board of directors periodically assesses our need to retain funds rather than pay them out as dividends.  Our board of directors may decide to further reduce, or possibly eliminate, our dividend in order to retain funds necessary to preserve our capital base.

Substantial future sales of our preferred or common shares in the public market could cause the price of such shares to fall.

The market price of our preferred and common shares could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities at a time and price that we deem appropriate to raise funds. Since the time of our initial public offering, we have granted registration rights to the holders of certain of our securities, including common shares or securities convertible into common shares and preferred shares. Please refer to our discussion of these registration rights agreements at “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreements”. These shareholders, which include Fairfax and affiliates of the Washington family, have the right, subject to certain conditions, to require us to file registration statements covering the sale of such common shares or preferred shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable. By exercising their registration rights and selling a large number of common shares or preferred shares, these shareholders could cause the price of our common shares or preferred shares to decline.

We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by the exemption, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of independent directors, an audit committee comprised solely of three independent directors and a combined corporate governance, nominating and compensation committee comprised of independent directors. It is possible that, in the future, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Several provisions of our articles of incorporation and our bylaws could make it more difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;
•	prohibiting cumulative voting in the election of directors;
•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;
•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•	limiting the persons who may call special meetings of shareholders;
•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and
•	restricting business combinations with interested shareholders.

These anti-takeover provisions could substantially impede a potential change in control and, as a result, may adversely affect the market price of our securities.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of our credit facilities, lease facilities and preferred shares.

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021.

The majority of our credit and lease facilities bear interest costs at a floating rate based on LIBOR. Uncertainties surrounding changes to the basis of which LIBOR is calculated or the phase-out of LIBOR which may cause a sudden and prolonged increase or decrease in LIBOR could adversely affect our operating results and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. While we use interest swaps to reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counter parties will be able to perform their obligations.

If a three-month LIBOR rate is not available, the terms of our various credit and lease facilities, and to the extent applicable, our series of preferred shares will require alternative determination procedures which may result in an interest and/or a dividend rate differing from expectations and could materially affect the value of the such instruments.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our officers in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Our ability to pay dividends on our shares and redeem our preferred shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on our shares and redeem our preferred shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of such shares. In addition, under Marshall Islands law we may not pay dividends on our shares or redeem our preferred shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

Item 4.	Information on the Company
A.	History and Development of the Company

Atlas Corp. was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to, the Reorganization.  Atlas Corp. is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries.  We maintain our principal executive offices at 23 Berkeley Square, London, United Kingdom, W1J 6HE, and our telephone number is +44 20 7788 7819.

Seaspan was incorporated in the Republic of the Marshall Islands in May 2005 to acquire all of the containership business of Seaspan Container Lines Limited.  In August 2005, Seaspan completed its initial public offering. From an initial operating fleet of 10 vessels, Seaspan has grown to an operating fleet of 118 vessels as of March 10, 2020.  Seaspan maintains its principal executive offices at Unit 2 – 16th Floor, W668 Building, Nos. 668 Castle Peak Road, Cheung Sha Wan, Kowloon Hong Kong. Our telephone number is (852) 3588-9400. On February 27, 2020, Seaspan completed the Reorganization. The business operations of Seaspan did not change as a result of the Reorganization.

B.     Business Overview

General

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 10, 2020, we operated a fleet of 118 containerships that have an average age of approximately seven years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.  As of March 10, 2020, the charters on the 118 vessels in our operating fleet had an average remaining lease period of approximately four years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as of March 10, 2020 were as follows:

Customers for Current Fleet
Arkas
CMA CGM
COSCO
Hapag-Lloyd
KMTC
Maersk
MSC
ONE
Yang Ming Marine

Please read “—Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 118 operating vessels as of March 10, 2020:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter(1)	Daily Charter Rate (in thousands of USD)
YM Warmth(2)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(2)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wholesome	14000	2015	07/23/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(2)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wondrous	14000	2015	05/26/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM World	14000	2015	04/13/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Worth	14000	2015	09/17/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Welcome	14000	2016	08/16/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(2)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Window(2)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(2)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wreath	14000	2017	06/30/2017	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	06/10/2011	COSCO	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCO	12 years	55.0
COSCO Pride	13100	2011	06/29/2011	COSCO	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCO	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCO	12 years	55.0
COSCO Faith	13100	2012	03/14/2012	COSCO	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCO	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCO	12 years	55.0
MSC Madhu B(2)	11000	2017	12/11/2017	MSC	17 years	24.3
MSC Nitya B(2)	11000	2017	09/28/2017	MSC	17 years	24.3
MSC Shreya B(2)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Shuba B(2)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Yashi B(2)	11000	2018	01/04/2018	MSC	17 years	24.3
APL Dublin	10700	2012	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
APL Paris	10700	2012	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
APL Southampton	10700	2012	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
MOL Bravo(2)	10000	2014	07/18/2014	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Breeze(2)	10000	2014	11/14/2014	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Brightness(2)	10000	2014	10/31/2014	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Brilliance	10000	2014	10/17/2014	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Beacon(2)	10000	2015	04/10/2015	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Beauty	10000	2015	05/01/2015	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Belief	10000	2015	07/03/2015	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Bellwether	10000	2015	07/23/2015	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Benefactor(2)	10000	2016	03/28/2016	ONE(16)	8 years + one 2-year option	37.5	(4)
MOL Beyond(2)	10000	2016	04/29/2016	ONE(16)	8 years + one 2-year option	37.5	(4)
Seaspan Amazon	10000	2014	04/11/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
Seaspan Ganges	10000	2014	03/28/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
Seaspan Thames	10000	2014	04/04/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
Seaspan Yangtze	10000	2014	04/11/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)

Seaspan Zambezi	10000	2014	03/25/2019	Hapag-Lloyd	15 months + option for minimum 24 months up to 27 months	Market rate	(5)
CMA CGM Tuticorin	10000	2015	06/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
Seaspan Hudson	10000	2015	03/31/2018	Yang Ming Marine	2 years + one 1-year option	Market rate	(5)
Maersk Guatemala	10000	2015	09/03/2015	Maersk	5 years + two 1-year options	37.2	(7)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(7)
Maersk Genoa(2)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(7)
Maersk Gibraltar	10000	2016	11/26/2016	Maersk	5 years + two 1-year options	37.2	(7)
CMA CGM Chennai	10000	2018	05/28/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Cochin	10000	2018	05/14/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Mumbai	10000	2018	05/21/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CMA CGM Mundra	10000	2018	05/12/2018	CMA CGM	3 years + option for up to 3 years	29.0	(6)
CSCL Long Beach	9600	2007	05/07/2019	COSCO	33 months(8)	Market rate	(5)
CSCL Zeebrugge	9600	2007	05/15/2019	COSCO	33 months(8)	Market rate	(5)
APL Mexico City	9200	2013	01/24/2020	CMA CGM	9.7 years + one 60 day option	22.5	(9)
APL New York	9200	2013	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
APL Vancouver	9200	2013	12/23/2019	CMA CGM	9.8 years + one 60 day option	22.5	(3)
Seaspan Oceania	8500	2004	08/04/2019	MSC	Minimum 7 months and up to 9 months	Market rate	(5)
CSCL Africa	8500	2005	04/26/2019	COSCO	33 months(8)	Market rate	(5)
COSCO Indonesia	8500	2010	07/05/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Japan	8500	2010	03/09/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Korea	8500	2010	04/05/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Malaysia	8500	2010	05/19/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Philippines	8500	2010	04/24/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Thailand	8500	2010	10/20/2010	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCO	12 years + three 1-year options	42.9	(10)
COSCO Vietnam	8500	2011	04/21/2011	COSCO	12 years + three 1-year options	42.9	(10)
MOL Emissary	5100	2009	11/20/2009	ONE(16)	12 years	28.9
Seaspan Emerald	5100	2009	04/30/2009	ONE(16)	12 years	28.9
Seaspan Eminence	5100	2009	08/31/2009	ONE(16)	12 years	28.9
MOL Empire	5100	2010	01/08/2010	ONE(16)	12 years	28.9
Brotonne Bridge(2)	4500	2010	04/01/2019	ONE	Minimum 17 months and up to 20 months	Market rate	(5)
Berlin Bridge	4500	2011	04/01/2019	ONE	Minimum 20 months and up to 28 months	Market rate	(5)
Bilbao Bridge(2)	4500	2011	04/01/2019	ONE	Minimum 20 months and up to 28 months	Market rate	(5)
Brevik Bridge(2)	4500	2011	04/01/2019	ONE	Minimum 20 months and up to 28 months	Market rate	(5)
Budapest Bridge	4500	2011	04/01/2019	ONE	Minimum 20 months and up to 28 months	Market rate	(5)
Seaspan Chiwan	4250	2001	09/19/2018	CMA CGM	Minimum 33 months and up to 36 months	Market rate	(5)
Seaspan Hamburg	4250	2001	10/01/2018	Hapag-Lloyd	Minimum 26 months and up to 28 months	Market rate	(5)
Seaspan Ningbo	4250	2002	11/10/2019	Hapag-Lloyd	Minimum 23 months and up to 28 months + option for minimum 10 months upto 12 months	Market rate	(5)
Seaspan Dalian	4250	2002	10/01/2019	COSCO	6 months	Market rate	(5)
Seaspan Felixstowe	4250	2002	11/06/2018	COSCO	22 months(8)	Market rate	(5)
CSCL Brisbane	4250	2005	12/03/2018	COSCO	22 months(8)	Market rate	(5)
CSCL Sydney	4250	2005	11/05/2019	COSCO	4 months +/- 30 days	Market rate	(5)

Seaspan Melbourne	4250	2005	09/14/2019	KMTC	Minimum 9 months and up to 11 months	Market rate	(5)
Seaspan New Delhi	4250	2005	09/19/2019	COSCO	6 months	Market rate	(5)
Seaspan New York	4250	2005	02/24/2019	MSC	12 months	Market rate	(5)
Seaspan Vancouver	4250	2005	03/06/2019	CMA CGM	12 months	Market rate	(5)
Rio Grande Express	4250	2006	11/08/2019	Hapag-Lloyd	59 months + one 12 month option	5.0	(11)
Seaspan Dubai	4250	2006	03/27/2019	COSCO	10 months	Market rate	(5)
Seaspan Jakarta	4250	2006	09/21/2019	COSCO	5 months	Market rate	(5)
Seaspan Lahore	4250	2006	08/18/2019	Arkas	Minimum 7 months and up to 8 months	Market rate	(5)
Seaspan Saigon	4250	2006	10/01/2019	Hapag-Lloyd	Minimum 10 months and up to 13 months	Market rate	(5)
Seaspan Santos	4250	2006	11/01/2019	COSCO	5 months +/- 25 days	Market rate	(5)
Seaspan Manila	4250	2007	09/27/2019	KMTC	Minimum 9 months and up to 11 months	Market rate	(5)
Seaspan Rio de Janeiro	4250	2007	10/17/2018	Maersk	Minimum 23 months and up to 29 months	Market rate	(5)
Seaspan Fraser(2)	4250	2009	11/20/2019	COSCO	5 months +/- 30 days	Market rate	(5)
Seaspan Loncomilla	4250	2009	06/12/2019	CMA CGM	3 years	Market rate	(12)
Seaspan Lumaco	4250	2009	05/27/2019	Maersk	Minimum 36 months and up to 60 months	Market rate	(12)
Seaspan Lebu	4250	2010	07/12/2018	CMA CGM	3 years	Market rate	(12)
Seaspan Lingue(15)	4250	2010	11/06/2019	CMA CGM	3 months +/- 5 days	Market rate	(5)
COSCO Fuzhou	3500	2007	05/01/2019	COSCO	22 months(7)	Market rate	(5)
COSCO Yingkou	3500	2007	10/21/2019	COSCO	10 months	Market rate	(5)
Seaspan Hannover	2500	2006	02/05/2018	Maersk	4 years + option for up to 2 years	8.8	(13)
Seaspan Loga	2500	2006	02/22/2018	Maersk	4 years + option for up to 2 years	8.8	(13)
CSCL Lima	2500	2008	10/15/2008	COSCO	12 years	16.9	(14)
CSCL Montevideo	2500	2008	09/06/2008	COSCO	12 years	16.9	(14)
CSCL Panama	2500	2008	05/14/2008	COSCO	12 years	16.9	(14)
CSCL San Jose	2500	2008	12/01/2008	COSCO	12 years	16.9	(14)
CSCL Santiago	2500	2008	11/08/2008	COSCO	12 years	16.9	(14)
CSCL São Paulo	2500	2008	08/11/2008	COSCO	12 years	16.9	(14)
CSCL Callao	2500	2009	04/10/2009	COSCO	12 years	16.9	(14)
CSCL Manzanillo	2500	2009	09/21/2009	COSCO	12 years	16.9	(14)
Guayaquil Bridge	2500	2010	04/21/2019	CMA CGM	Minimum 5 months and up to 10 months + option for 4 to 7 months	Market rate	(5)
Seaspan Calicanto	2500	2010	04/14/2019	CMA CGM	Minimum 8 months and up to 12 months	Market rate	(5)

(1)	All options to extend the term are exercisable at the charterer’s option unless otherwise noted.
(2)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(3)

The initial bareboat charter, which commenced on November 4, 2016, between CMBL and APL was for 84 months, with the option to extend for 60 days. Seaspan acquired these vessels from CMBL on December 23, 2019. On February 11, 2020, the charter was modified to 156 months, with an option to extend for 60 days.

(4)	The initial charter of eight years with charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at market rate.
(6)

CMA CGM has an initial charter of three years with a charter rate of $29,000 per day for the initial term. The charter rate increases for the option period and the rate depends on the duration of the option period.

(7)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(8)

This agreement is for an initial term of 11 months, after which the term of this charter can be extended, at our unilateral option and sole discretion, for additional 11-month options at the same rate.

(9)

The initial bareboat charter, which commenced on November 4, 2016, between CMBL and APL was for 84 months, with the option to extend for 60 days. Seaspan acquired this vessel from CMBL on January 24, 2020. On February 11, 2020, the charter was modified to 156 months, with an option to extend for 60 days.

(10)	COSCO has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(11)	Hapag-Lloyd has an initial bareboat charter of 59 months with a charter rate of $5,000 per day for the initial term and $5,000 for the 12-month option.
(12)	Although the term is greater than or equal to three years, the charter is at market rate as the rate resets periodically during the term of the charter.
(13)

Maersk has an initial charter of four years with a charter rate of $8,800 per day for the first three years and increasing to $9,500 per day for the fourth year and $10,650 per day for the two-year option period.

(14)	COSCO has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(15)	This vessel was redelivered on March 13, 2020 and chartered by Maersk for minimum 36 months and up to 60 months.
(16)	In 2018, vessels chartered by MOL were sub-chartered to ONE.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet:

Year Ended December 31,
2019
Owned and leased vessels, beginning of year	112
Deliveries	5
Total Fleet	117
Total Capacity (TEU)	956,400

Our Charters

We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of March 10, 2020.

Charterer	Number of Vessels in Our Current Operating Fleet
Arkas	1
CMA CGM	12
COSCO	38
Hapag-Lloyd	8
KMTC	2
Maersk	8
MSC	2
ONE(1)	19
Yang Ming Marine	16
Total time charters	106
MSC (bareboat charters)	5
CMA CGM (bareboat charters)	6
Rio Grande Express (bareboat charter)	1
Total fleet	118

(1)	On April 1, 2018, MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses under a new joint venture company, ONE.

Time Charters and Bareboat Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. See “Glossary.”

As of March 10, 2020, five 11000 TEU vessels are chartered by MSC, and three 10700 TEU vessels and three 9200 TEU vessels are chartered by CMA CGM under bareboat charters. See “Glossary.” Under the MSC bareboat charters, the charterer has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms, whereas under CMA CGM vessels, charterer has the option to purchase the vessels at a purchase price equivalent to the Fair Market value determined based on the contract terms.

The initial term for a time or bareboat charter commences when the charterer obtains the right to use the asset under lease arrangements. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “—Our Fleet.”

Hire Rate

Under all of our long-term time charters, hire rate is payable in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis.  The charter hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption. We have had no instances of such hire rate reductions.

Operations and Expenses

We operate our vessels and are responsible for vessel operating expenses. See “Glossary.” The charterer generally pays the voyage expenses. See “Glossary.” Our ship operating expenses have been decreasing due primarily to cost management initiatives.

Off-hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers or their agents;
•	dry-docking for repairs, maintenance or inspection;
•	equipment or machinery breakdowns, abnormal speed and construction conditions;
•	delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;
•	crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or
•	a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under most of our time charters, if a vessel is off-hire for a specified number of consecutive days or for a specified aggregate number of days during a 12-month period, the charterer has the right to cancel the time charter with respect to that vessel.  Under some charters, if a vessel is off-hire for specified reasons for a prolonged period, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution.  The periods of off-hire that trigger such termination rights exclude, in addition to any other specific exclusions in the charter, off-hire for routine dry-dockings or non-compliance with regulatory obligations.  Our charter contracts generally provide for hire adjustments for vessel performance deficiencies such as those in speed or fuel consumption, with prolonged performance deficiencies giving the charterer a termination right under some charters.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations.

We focus on risk reduction, operational reliability and safety.  We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;
•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;
•	implementing a voluntary vessel condition and maintenance monitoring program;
•	recruiting officers and ratings through an affiliate based in India that has a record of employee loyalty;
•	implementing an incentive system to reward staff for the safe operation of vessels; and
•	initiating and developing a cadet training program.

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and has previously worked in various companies in the international ship management industry, including Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld.  A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity.  Sub-charters do not affect our ability to sell our time chartered vessels. As of March 10, 2020, we have five vessels on 17-year bareboat charters that require the charterer to purchase each vessel upon termination of the bareboat charter at a pre-determined amount and six vessels on ten-year bareboat charters in which charterer has the option upon termination to purchase the vessels at a purchase price equivalent to the Fair Market value determined based on the contract terms.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery, and war risks insurances, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles, per vessel, per claim. We achieve this overall loss coverage by maintaining, as included, nominal increased value coverage for each of our vessels, under which coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy beyond partial loss. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and broker commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I associations”), which insure our third-party pollution, wreck removal and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as a proportioned impact of claim records of all other members of the individual associations.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand of containerships. We compete for charters based upon price, customer relationships, operating and technical expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our peers may have greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with positive reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand, except where such charters have expired and we are seeking to re-charter a vessel on a short-term basis at then current market rates.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake the surveys on application or by official order, acting on behalf of the authorities concerned.

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for annual surveys, every two to three years for intermediate surveys, and every five years for special surveys. If any defects are found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and inspections that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in the jurisdictions in which our vessels operate or are registered, including, among others, those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions and water discharges.

A variety of government, quasi-government and private entities require us to obtain permits, licenses or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations and with flag state administrations.

The following is an overview of certain material governmental regulations that affect our business and the operation of our vessels. It is not a comprehensive summary of all government regulations to which we are subject.

International Maritime Organization

The IMO is the United Nations’ agency for maritime safety. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships (“MARPOL”), imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant, as applicable. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas (“ECAs”). Existing ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future.

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S. Caribbean Sea and for engines installed on or after 2021 for vessels operating in the Baltic and North Sea.  For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation.

The global Sulphur cap came into force on January 1, 2020, following the amendments to Annex VI of MARPOL. This cap requires marine vessels to consume fuels with a maximum Sulphur content of 0.5%. Compliance with Annex VI for the emission of sulphur oxides can be achieved by means of the primary control of using low sulphur content fuel or through a secondary control by removing the sulphur oxide pollutant using an exhaust gas cleaning systems. Our existing time charters call for our customers to supply fuel that complies with Annex VI, however, we have been engaged with our customers to provide them with an option to retrofit exhaust gas scrubbers onboard vessels in active service. To date, two of our leading charterers (Hapag-Lloyd and Yang Ming Marine) have each agreed to retrofit scrubbers onboard five of their respective chartered vessels. The engineering design, retrofit arrangements, procurement and logistics are being coordinated by our technical management team.

Remainder of the vessels in our fleet have successfully achieved compliance with the IMO’s Sulphur Cap by changing over consumption to compliant fuels.

The IMO has also adopted technical and operational measures aimed at reducing greenhouse gas emissions from vessels. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. The IMO now requires ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year. Flag states of respective vessels will subsequently transfer this data to IMO Ship Fuel consumption database. The Database will help IMO measure GHG emissions and take measures to reduce the emissions in line with its strategic goals.

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. We believe our vessels comply with the Bunker Convention.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) requires the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after September 8, 2017 and for existing vessels at the renewal of their International Oil Pollution Prevention Certificate after September 8, 2019. The BWM Convention also requires ships to carry an approved ballast water management plan, record books and statement of compliance. We will be required to incur significant costs to install these ballast water treatment systems on some of our vessels before the applicable due dates.

The IMO also regulates vessel safety. The International Safety Management Code (the “ISM Code”), provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires our vessels to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy and implementation procedures. A Safety Management Certificate is issued under the provisions of SOLAS to each vessel with a Safety Management System verified to be in compliance with the ISM Code. Failure to comply with the ISM Code may subject a party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified

Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liability that applies to violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990 (“OPA”), establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including the assessment of damages, remediation, damages to natural resources such as fish and wildlife habitat, and agency oversight costs.

Under certain conditions, liabilities under OPA and CERCLA may be limited due to base or gross ton caps, which are periodically updated. Liability caps do not apply under OPA and CERCLA if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard financial assurance certificates for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

OPA and CERCLA do not prohibit individual states from imposing their own liability regimes with regard to oil pollution or hazardous substance incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Clean Water Act and Ballast Water Regulation

The Clean Water Act (“CWA”), establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Civil and criminal penalties are expressly authorized by the CQAS for discharges of pollutants without a permit and the failure to satisfy permit requirements. The Act also authorizes citizens to bring claims against alleged violators under its citizen suit provisions. The CWA also authorizes the Environmental Protection Agency (“EPA”) to impose on responsible parties costs associated with the removal, and remediation of hazardous substances, as well other damages. In this way, the CWA complements the remedies available under OPA and CERCLA. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done.

Rules relating to ballast water, and specifically, ballast water discharge, have been adopted by the EPA and the United States Coast Guard. In general, these rules require the pre-treatment of ballast water prior to discharge. Additional requirements relating to ballast water management apply to vessels visiting different port facilities. Failure to comply with these rules could restrict our ability to operate within U.S. waters and result in fines, penalties or other sanctions.

As of December 2019, the EPA is regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels pursuant to the Vessel Incidental Discharge Act (“VIDA”), which replaces the 2013 Vessel General Permit (“VGP”) program. VIDA requires the EPA to develop performance standards for discharges within two years of enactment, and requires the U.S Coast Guard to develop complementary regulations within two years of EPA’s promulgation of standards. Under VIDA, existing regulations regarding ballast water treatment remain in effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of the Notice of Intent (“NOI”) or retention of the PARI form and submission of annual reports. We submit the NOIs for our vessels where required. Compliance with these and other regulations could require the installation of ballast water treatment equipment or the implementation of the other port facility disposal procedures at potentially significant costs.

In addition, the Act to Prevent Pollution from Ships (“APPS”), implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act (“NISA”), and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. As of March 10, 2020, there are over forty U.S. Coast Guard approved ballast water treatment systems, and additional systems are currently under review or testing. Because   approvals were initially slow to be given, individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible.  Many of our vessels dry-docking in 2017 and 2018 received extensions until their next dry-dock.

The U.S. Coast Guard regulations also require vessels to maintain a vessel-specific ballast water management plan that addresses training and safety procedures, fouling maintenance and sediment removal procedures. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under CWA or otherwise, the estimated cost to fit a U.S. Coast Guard-approved ballast water treatment system ranges from approximately $0.4 million to $0.5 million for a Panamax size vessel and below, and from approximately $0.7 million to $0.8 million for a post-Panamax size.

Clean Air Act

The Clean Air Act (the “CAA”), and its implementing regulations impose requirements on our vessels regarding vapor control and establish recovery requirements for cleaning fuel tanks and conducting other operations in regulated port areas.  In addition, the EPA has adopted standards pursuant to the CAA concerning air emissions that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards are consistent with Annex VI of MARPOL and mandate significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans (“SIPs”), designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. For example, California has enacted regulations that apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California has also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These, and potential future federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The principal statutes of this system prescribe measures to prevent pollution, mandate remediation of marine pollution, and create civil, administrative and quasi-criminal liabilities for those responsible for a marine pollution incident.

Canada Shipping Act, 2001

The Canada Shipping Act, 2001 (“CSA 2001”), is Canada’s primary legislation governing marine transport, pollution and safety. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada. CSA 2001 requires shipowners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. CSA 2001 also makes it a strict liability offense to discharge from a vessel a pollutant, including, among other things, oil. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. CSA 2001 provides the authorities with broad discretionary powers to enforce its requirements, and violations of CSA 2001 requirements can result in significant administrative and quasi-criminal penalties. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange. Each of our vessels is currently CSA 2001 compliant.

Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act (the “CEPA”), regulates water pollution, including disposal at sea and the management of hazardous waste. CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit. Contravention of CEPA can result in administrative and quasi-criminal penalties, which may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes liability to the Canadian government authorities that incur costs related to restoration of the environment, or to the prevention or remedying of environmental damage, or an environmental emergency. Limited defenses are provided but generally do not cover violations arising from ordinary vessel operations.

Marine Liability Act

The Marine Liability Act (“MLA”), is the principal legislation dealing with liability of shipowners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

Wildlife Protection

The Migratory Birds Convention Act (“MBCA”), implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries Act prohibits causing the death of fish or the harmful alteration, disruption or destruction of fish habitat or the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act (“EMA”), governs spills or releases of waste into the environment within the province. The EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Provincial government authorities have powers to order remediation of contamination and any person, including, among others, the government, who incurs costs remediating contamination caused by others has a civil cause of action for cost recovery against the polluters. Significant administrative and quasi-criminal penalties can also be imposed under the EMA if a person causes damage to the aquatic, ambient or terrestrial environment.

China

Prior to our vessels entering any ports in the PRC, we are required to enter into pollution clean-up agreements with pollution response companies approved by the PRC. Through a local agency arrangement, we have contracted with approved companies. These pollution clean-up agreements are not required if the vessel is only passing through PRC waters.

China has established a coastal emission control area (ECA) and inland emission control areas that cap sulphur content of marine fuels. The coastal ECA extends 12 nautical miles from the baseline of Chinese territorial waters. Marine fuels used by seagoing vessels entering the inland emission control areas shall not exceed 0.10% sulphur, from 1st January 2020.

Authorities in Hong Kong and Taiwan have also imposed similar cap on sulphur content of fuels consumed by vessels calling ports in their respective territories.

Mirroring the IMO and EU’s efforts to monitor and measure carbon footprint from shipping, China introduced its own regulation to monitor energy consumption from ships operating in Chinese ports. Beginning January 1, 2019, all vessels entering or leaving ports in China report to authorities in prescribed format. All our vessels trading in Chinese ports are currently complying with the local regulatory requirements.

European Union Requirements

In waters of the EU, our vessels are subject to regulation by EU-level legislation, including directives implemented by the various member states through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions (Directive 2009/16/EC on Port State Control as amended and supplemented from time to time). Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction in accordance with such standards, and carry out regular surveys of ships in service to ensure compliance with such standards. The EU has adopted legislation (Regulation (EC) No 391/2009 and Directive 2009/15/EC, as amended and supplemented from time to time) that provides member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels (Directive (EU) 2016/802, which consolidates Directive 1999/32/EC and its various amendments) restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas (“SECAs”), such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. The directive has been amended to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Through Directive 2005/35/EC (as amended by Directive 2009/123/EC and as further amended and supplemented from time to time), the EU requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties. Directive 2000/59/EC (as amended and supplemented from time to time) requires all ships (except for warships, naval auxiliary or other state-owned or state-operated ships on non-commercial service), irrespective of flag, calling at, or operating within, ports of member states to deliver all ship-generated waste and cargo residues to port reception facilities. Under the directive, a fee is payable by the ships for the use of the port reception facilities, including the treatment and disposal of the waste. The ships may be subject to an inspection for verification of their compliance with the requirements of the directive and penalties may be imposed for their breach.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU has adopted a regulation (EU Ship Recycling Regulation (1257/2013)) which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The regulation seeks to facilitate the ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009. The regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The regulation entered into force on December 30, 2013, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU Commission adopted the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

The EU is considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements (as described above in respect of the EU Ship Recycling Regulation (1257/2013)), promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport. The European Maritime Safety Agency has been established to provide technical support to the EU Commission and member states in respect of EU legislation pertaining to maritime safety, pollution and security. The EU, any individual country or other competent authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”), became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement, which was adopted in 2015 by a large number of countries and entered into force in November 2016, deals with greenhouse gas emission reduction measures and targets from 2020 to limit the global average temperature increase to well below 2˚ Celsius above pre-industrial levels. International shipping was not included in this agreement, but it is expected that its adoption may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.

The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “MRV Regulation”), which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO.

Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Vessel Security Regulations

Since September 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”), came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (“ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;
•	on-board installation of ship security alert systems;
•	the development of vessel security plans; and
•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code. Any failure to maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.

Taxation of the Company

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us. No ruling has been requested from the IRS regarding any matter affecting us. The statements made herein may not be sustained by a court if contested by the IRS.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of cargo. For this purpose, gross income attributable to transportation (“Transportation Income”), includes income from the use (or hiring or leasing for use) of a vessel to transport cargo and the performance of services directly related to the use of any vessel to transport cargo and, thus, includes time charter and bareboat charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (“U.S. Source International Transportation Income”), is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”), is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code (the “Section 883 Exemption”), applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits tax or the 4% gross basis tax, each of which is discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (1) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income (an “Equivalent Exemption”), (2) satisfies one of three ownership tests (“Ownership Tests”), described in the Section 883 Regulations and (3) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income should be exempt from U.S. federal income taxation provided we satisfy the Ownership Tests and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Tests because our common shares represent more than 50% of the vote and value of all classes of stock and are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our common shares will permit us to continue to qualify for the Section 883 Exemption.

The Net Basis and Branch Profits Tax

If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States “Effectively Connected Income”, if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

Generally, we believe that we do not have a fixed place of business in the United States. As a result, we believe that substantially none of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may, depending on the nature of our future operations, result in our U.S. Source International Transportation Income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 21%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

If we were to sell a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is not considered to occur in the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income without the benefit of deductions. We estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $2 million if the Section 883 Exemption and the net basis and branch profits taxes do not apply, based on the amount of our gross U.S. Source International Transportation Income we have earned in prior years. However, many of our time charter contracts contain provisions in which the charterers would be obligated to bear this cost. The amount of such tax for which we would be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Canadian Taxation

The following is based on the current provisions of the Income Tax Act (Canada) (the “Canada Tax Act”) and the regulations thereunder (the “Regulations”), all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the current provisions of the Treaty, and our understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) prior to the date hereof. The following assumes that the Tax Proposals will be enacted as proposed, but there is no assurance that this will be the case. This discussion is not binding on the CRA, and it is not intended to be relied upon, and cannot be relied upon, by our shareholders for the purpose of avoiding penalties that may be imposed under the Canada Tax Act. No ruling has been or will be sought or obtained from the CRA with respect to any of the Canadian federal income tax consequences herein.

This summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

Under the Canada Tax Act, a corporation that is resident in Canada is subject to tax in Canada on its worldwide income. The place of residence of a corporation that is not incorporated in Canada is generally determined on the basis of where central management and control are in fact exercised. At this time, it is not our intention that the central management and control of Atlas Corp. would be in Canada. Nor is it expected that Atlas Corp. would be carrying on any business in Canada and thus it is not expected that Atlas Corp. would be subject to income tax in Canada under the Canada Tax Act.

Seaspan’s place of residence, under Canadian law, would similarly and generally be determined on the basis of where Seaspan’s central management and control are, in fact, exercised. It is not our current intention that Seaspan’s central management and control be exercised in Canada and thus it is not expected that Seaspan would be subject to tax in Canada. Nor is it expected that Seaspan would be carrying on any business in Canada, and thus it is not expected that Seaspan would be subject to tax in Canada.

Certain subsidiaries of Seaspan are residents of Canada for purposes of the Canada Tax Act. These subsidiaries are subject to Canadian tax on their worldwide income, and Seaspan will be subject to Canadian withholding tax on dividends it will receive from those subsidiaries. Based on the nature and extent of the operations of these subsidiaries, we do not expect the amount of Canadian income and withholding tax to be significant in relations to Seaspan’s earnings.

Hong Kong Taxation

The following is a discussion of the expected material Hong Kong profits tax considerations applicable to us. This discussion is based upon the provisions of the Inland Revenue Ordinance (Cap. 112) (the “IRO”) as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, and subject to different interpretations by the Inland Revenue Department of Hong Kong (the “IRD”). Changes to the IRO or other relevant authorities may cause the Hong Kong profits tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Hong Kong profits tax considerations applicable to us. We believe Seaspan’s central management and control is in Hong Kong.

Profits tax

In general, the IRO provides that profits tax shall be charged for each year of assessment on every person (which includes corporations) carrying on a trade, profession or business in Hong Kong in respect of such person’s assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business (excluding profits arising from the sale of capital assets) as ascertained in accordance with the IRO. In ascertaining the chargeable profits, applicable deductions are allowed for all costs and expenses to the extent they are incurred by that person during the relevant basis period in the production of chargeable profits.

There are specific provisions in the IRO in relation to the ascertainment of the assessable profits of a ship-owner carrying on business in Hong Kong.

A person is deemed to be carrying on business as an owner of ships in Hong Kong if the business is normally controlled or managed in Hong Kong or the person is a corporation incorporated in Hong Kong, or any ship owned by that person calls at any location within the waters of Hong Kong (except where the IRD is convinced that the call is of a casual nature). In this context, “business as an owner of ships” means a business of chartering or operating ships.

If a corporation is deemed to be carrying on business as an owner of ships in Hong Kong, certain sums received by the corporation will be considered as relevant sums when ascertaining the assessable profits in accordance with the IRO. The relevant sums include, but are not limited to, all the sums derived from any charter hire in respect of the operation of a ship navigating solely or mainly within the waters of Hong Kong and half of the sums derived from any charter hire in respect of the operation of a ship navigating between any location within the waters of Hong Kong and any location within river trade waters.

The IRO also provides that certain sums will be considered as exempted sums, which are exempted from the determination of the relevant sums. In particular, if a ship is registered in Hong Kong, its income from the relevant carriage abroad proceeding to sea from any location within the waters of Hong Kong or any other location within those waters will be exempted.

If we and/or Seaspan are deemed to be carrying on business as owners of ships in Hong Kong, and if our ships are navigating solely or mainly within the waters of Hong Kong and/or navigating between any location within the waters of Hong Kong and any location within river trade waters, the relevant sums falling within the definition of the IRO are subject to the profits tax, with the exception of the exempted sums. The same will apply to our other vessel-holding subsidiaries that are registered as non-Hong Kong companies in Hong Kong (the “vessel-holding subsidiaries”) under the Hong Kong’s Companies Ordinance (Cap. 622) (the “Companies Ordinance”). Based on our operation and our understanding of the relevant provisions of the IRO, we do not believe that our charter hire income is, nor do we expect our charter hire income to be, subject to the profits tax under the IRO, because the ships owned by us, Seaspan and/or our other vessel-holding subsidiaries are not navigating solely or mainly within the waters of Hong Kong and/or are not navigating between any location within the waters of Hong Kong and any location within river trade waters. While currently the ships owned by us, Seaspan and/or our other vessel-holding subsidiaries are not navigating solely or mainly within the waters of Hong Kong and/or are not navigating between any location within the waters of Hong Kong and any location within river trade waters, there is no assurance that these ships will not be operating within the said waters in the future, depending on the nature of our future operations.

In the event that the ships owned by us, Seaspan and/or our other vessel-holding subsidiaries do navigate solely or mainly within the waters of Hong Kong and/or navigate between any location within the waters of Hong Kong and any location within river trade waters and our charter hire income does not fall within the definition of exempted sums under the IRO, we are likely to be subject to the profits tax in respect of such income. In such circumstances, for the purpose of ascertaining the profits tax payable, the assessable profits will be calculated as the sum bearing the same ratio to the aggregate of the relevant sums earned by or accrued to the relevant company during the basis period for that year of assessment as that relevant company’s total shipping profits for the basis period bear to the aggregate of the total shipping income earned by or accrued to that relevant company during that basis period for that year of assessment. However, instead of the calculating the assessable profits based on the above, the IRD may assess the profits on a fair percentage of the aggregate of the relevant sums of the relevant basis period.

In respect of other service-providing subsidiaries (which are registered as non-Hong Kong companies under the Companies Ordinance), if the services are performed in Hong Kong, the service fee income will be considered as being arising in or derived from Hong Kong and the corresponding profits will be subject to the profits tax. The profits tax payable will be calculated using the then prevailing profits tax rate.

The People’s Republic of China Taxation

The following is a discussion of the expected material China tax considerations applicable to us.  This discussion is based upon the provisions of the laws and regulations described below as in effect as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, and subject to different interpretations by the relevant Chinese tax authorities. Changes to these laws and regulations may cause the Chinese tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Chinese tax considerations applicable to us

Corporation Income Tax (“CIT”)

The relevant China tax regulation in respect of the China taxation of our voyage charter and time charter revenue is “Provisional Measures on the Collection of Tax on Non-Resident Taxpayers Engaged in International Transportation Business” (Bulletin of the State Administration of Taxation 2014, No. 37) (“Provisional Measures”).

China imposes CIT on non-resident shipping companies that operate international transportation business with China.  Effective from August 1, 2014, non-resident shipping companies are subject to CIT at the rate of 25% on their China-sourced taxable income derived from the provision of international transportation services.  Such services are defined to include transportation of passengers, goods, mail or other items into and out of China via owned or leased ships, airplanes and shipping spaces, as well as the provision of services such as loading and unloading, warehousing and related services.  Non-resident shipping companies are required to register with Chinese tax authorities and maintain sound accounting records relating to the calculation of taxes.

China-sourced income derived by us and our vessel-owning subsidiaries from voyage charter and time charter of vessels may be treated as international transportation service income and therefore would be subject to the imposition of CIT under the Provisional Measures, unless exempted from China taxation based on the China/HK Tax Treaty (as defined below).

Value-added Tax (“VAT”)

Under the current Chinese VAT regulation, non-resident enterprises that derive income from provision of international transportation services to Chinese customers are subject to VAT, unless exempted under the applicable tax treaty.  The applicable VAT rate is 9% for transportation services and 6% for storage and loading/unloading services.  VAT is generally withheld by the Chinese customers but non-resident shipping companies may also perform their own VAT filings if they have already registered with the competent tax authorities.

We were granted VAT exemption in 2015 (as discussed below).  As such, no China VAT has been paid by us or withheld by Chinese customers since 2015.

Tax exemption

Article 8(1) of the Arrangement between Mainland and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and its Fourth Protocol (“China/HK Tax Treaty”) provide exemptions from CIT and VAT for qualifying taxpayers. Specifically, according to the China/HK Tax Treaty, China exempts from tax (including CIT and VAT) income and profits derived by a Hong Kong tax resident conducting international transportation business in China.

We obtained the CIT and VAT exemption treatments pursuant to the China/HK Tax Treaty for the years 2015 through 2017 and for the years 2018 through 2020 from the competent Shanghai tax authority.

C.     Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a list of our significant subsidiaries as of March 10, 2020.

D.     Property, Plant and Equipment

For information on our fleet and new vessel contracts, please read “Item 4. Information on the Company—B. Business Overview—Our Fleet.”  Other than our vessels, we do not have any material property.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.     General

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

We are Atlas Corp., a global asset manager and the parent company of Seaspan and APR Energy.

Seaspan is a leading independent owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 10, 2020, we operated a fleet of 118 vessels that have an average age of approximately seven years, on a TEU weighted basis.

Customers for our operating fleet as of March 10, 2020 were Arkas, CMA CGM, COSCO, Hapag-Lloyd, KMTC, Maersk, MSC, ONE and Yang Ming Marine. Please read “Item 4. Information on the Company—B. Business Overview—Our Fleet” for more information.

APR Energy is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and/or government backed utilities. APR Energy focuses on maintaining high asset utilization through medium-to-long-term contracts, to optimize cash flows across its lease portfolio. APR Energy is the global leader in its asset class and offers a unique integrated platform to both lease and operate its assets.

Recent Developments in 2019 and 2020

Reorganization

On November 20, 2019, Seaspan entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlas Corp., then a wholly-owned subsidiary of Seaspan, and Seaspan Holdco V Ltd., a wholly-owned subsidiary of Atlas Corp. (“Merger Sub”), in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly-owned subsidiary of Atlas Corp.

On February 27, 2020, Seaspan completed the Reorganization, which was implemented through the merger of Seaspan and the Merger Sub, with Seaspan continuing as the surviving corporation and a direct, wholly-owned subsidiary of Atlas Corp. Holders of Seaspan common and preferred shares became holders of Atlas Corp. common and preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the reorganization.  Atlas Corp. assumed all of Seaspan’s rights and obligations under certain common share purchase warrants held by Fairfax and its affiliates, as well as sponsorship of all of Seaspan’s equity plans.

In connection with the Reorganization, Seaspan’s common and preferred shares ceased trading on the New York Stock Exchange (the “NYSE”) after markets closed on February 27, 2020, and Atlas Corp.’s common and preferred shares commenced trading on the NYSE on February 28, 2020.

On January 28, 2020, the 2025 Notes and the 2026 Notes were admitted to the official list of Euronext Dublin and are trading on the Global Exchange Market (“GEM”), the exchange regulated market of Euronext Dublin. The 2027 Fairfax Notes issued on February 28, 2020 have also been listed and are trading on the GEM.

On March 9, 2020, the 2025 Notes, 2026 Notes and 2027 7.125% Notes ceased to be listed on the NYSE, and on March 10, 2020, Seaspan filed a Form 15 and 15Fs with the SEC to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, and cease to be a U.S. reporting issuer.

APR Energy Acquisition

On November 20, 2019, Seaspan and Atlas Corp. entered into an acquisition agreement with Fairfax and certain other minority sellers, pursuant to which Atlas Corp. agreed to acquire 100% of the share capital of Apple Bidco Limited, a company incorporated under the laws of England and Wales that holds 100% of the shares of APR Energy, which in turn owns directly and indirectly all of the subsidiaries engaged in the operation of the business of APR Energy for a purchase price equal to US $750.0 million minus the amount of APR Energy’s net debt and certain seller expenses on the closing date, subject to certain other customary purchase price adjustments.

On February 28, 2020, Atlas Corp. completed the acquisition of APR Energy. In consideration for shares of Apple Bidco Limited, Atlas Corp. issued 29,891,266 common shares with a deemed value of $11.10 per share to the sellers. Atlas Corp. further issued 775,139 common shares to one of the Fairfax entities to settle indebtedness owing to such entity by Apple Bidco Limited at the Closing Date. In accordance with the acquisition agreement, 6,664,270 common shares of Atlas Corp. have been reserved for holdback in connection with post-closing purchase price adjustments and indemnification obligations of the sellers.

Concurrently with the closing of the acquisition, APR Energy, LLC, a wholly-owned indirect subsidiary of Atlas Corp., entered into (i) a credit agreement with a syndicate of lenders for a $185.0 million secured credit facility, comprised of a term loan credit facility of $135.0 million and a revolving credit facility of $50.0 million (the “Bank Facility”), and (ii) another credit agreement with certain lenders for a secured term loan facility of $100.0 million (the “IPL Facility”).  The proceeds of the facilities are intended to be used to refinance existing indebtedness and (ii) for general corporate purposes of Apple Bidco Limited and its subsidiaries. The scheduled maturity date for the (i) Bank Facility is February 28, 2023 and (ii) IPL Facility is March 6, 2026.

Fairfax Investment

On February 28, 2020, pursuant to a subscription agreement, Seaspan issued to Fairfax, in a private placement, $100 million aggregate principal amount of 2027 Fairfax Notes.

The February 2020 investment increases Fairfax’s total investment in us to $1.1 billion, including investments made during 2018 and 2019.  Fairfax’s investment is summarized below:

Summary of Fairfax Investments(1)

Investment	Date Issued	Gross Proceeds to Seaspan
2025 Notes(2)	February 14, 2018	$250 million
2018 Warrants(3)	February 14, 2018	$250 million
2026 Notes(2)	January 15, 2019	$250 million
2019 Warrants(4) 2027 Fairfax Notes(2)	January 15, 2019 February 28, 2020	$250 million $100 million

__________________________________

(1)	Excludes seven-year warrants to purchase 25,000,000 of our common shares at an exercise price of $8.05 per share. These warrants remain unexercised.
(2)

Fairfax has the ability to call for early redemption of some or all of the Fairfax Notes at each anniversary date of issuance, by providing written notice between 150 and 120 days prior to the applicable anniversary date (the “Annual Put Options”). In February 2019, Fairfax waived the Annual Put Options on the 2025 Notes and 2026 Notes related to their respective anniversary dates in 2020, and on February 5, 2020, waived the Annual Put Options on the 2025 Notes and 2026 Notes related to their respective anniversary dates in 2021. The Annual Put Option on the 2027 Fairfax Notes commences in 2021, related to the anniversary date in 2022.

(3)	Seven-year warrants to purchase 38,461,539 common shares at an exercise price of $6.50 per share, issued on February 14, 2018 and exercised on July 16, 2018.
(4)	Seven-year warrants to purchase 38,461,539 common shares at an exercise price of $6.50 per share, which were exercised immediately upon issuance on January 15, 2019.

Vessel Acquisitions and Deliveries

In September 2019, we entered into an agreement to purchase a 2010- built 9600 TEU containership for $33.1 million. The vessel is expected to be delivered by April 30, 2020; at which time it will commence a 36-month fixed rate time charter with ONE.

In November 2019, Seaspan entered into an agreement to purchase a fleet of six containerships for approximately $380.0 million in cash. Five vessels were delivered in December 2019 and the last vessel was delivered in January 2020.Upon delivery, we assumed the rights and obligations of the sellers under existing bareboat charter agreements for the vessels.

In February 2020, we entered into agreements to purchase four 12000 TEU vessels for an aggregate $367 million. Two vessels delivered on March 24 and March 31, 2020. The other vessels are expected to be delivered in April 2020, subject to customary closing conditions.  Upon delivery, they will each commence long-term, fixed rate time charter with a leading global liner.

Series D Preferred Shares

In September 2019, we redeemed 1,923,585 shares of 7.95% Series D preferred shares for $47.7 million.

Portfolio Financing Program

On May 15, 2019, we entered into a credit agreement with a syndicate of lenders for a $1.0 billion secured credit facility (the “May 2019 Credit Facility”), comprised of a term loan credit facility (“Term Loan”) of $800.0 million and a revolving credit facility (“Revolving Loan”) of $200.0 million. On September 18, 2019, we increased the committed amount under the May 2019 Credit Facility by $500.0 million, adding $400.0 million to the Term Loan and $100.0 million to the Revolving Loan. The May 2019 Credit Facility matures on May 15, 2024.

On December 30, 2019, we entered into another credit agreement with a different syndicate of lenders for a $155.0 million term loan (the “December 2019 Term Loan” and together with the May 2019 Credit Facility, the “Program”). In February 2020 and March 2020, Seaspan increased the committed amount under the December 2019 Term Loan to $ 255.0 million. The December 2019 Term Loan matures on December 30, 2025.

The Program is secured by a portfolio of vessels (the “Collateral Pool”) and bears interest at LIBOR plus 2.25% per annum. We may add, substitute and remove vessels from the Collateral Pool during the term, subject to a borrowing base, portfolio concentration limits, absence of defaults and compliance with financial covenants and certain negative covenants.

As at December 31, 2019, $155.0 million of the December 2019 Term Loan remained undrawn and $120.0 million of Revolving Loan remained undrawn.

Repayment of Total Borrowings

During the year ended December 31, 2019, we prepaid $206.0 million of the remaining principal balance on two reducing revolving loans and $259.4 million of the principal balance on six term loans.

Further prepayments of $1,101 million were made on 15 term loans as part of the Program.

As of December 31, 2019, we had 32 unencumbered vessels.

Senior Unsecured Notes

During 2019, we repaid $320.4 million of the aggregate principal amount outstanding on the 6.375% senior unsecured notes which matured in April 2019.

In January 2020, we announced our intention to exercise our option to redeem the 2027 7.125% Notes on October 10, 2020, the first date for early redemption, at par plus accrued and unpaid interest to, but not including, such redemption date.

Modification of Customer Time Charters

During 2019, we modified our charter arrangements, which was in the normal course of business, with one of our customers, such that the existing time charters of seven vessels continued until March 31, 2019, after which all seven vessels were chartered to other customers, pursuant to new time charters. In connection with the modification, we received a payment of $227.0 million on April 1, 2019.

Termination of Investment in Swiber Holdings Limited

On March 29, 2019, we entered into a definitive investment agreement to acquire an 80% post-restructured equity interest in Swiber Holdings Limited (“Swiber”) for $10.0 million (the “Initial Investment”) and, provided certain milestones were met, to invest an additional $190.0 million in Swiber’s LNG-to-power project in Vietnam. Effective January 1, 2020, Seaspan’s investment agreement with Swiber was terminated because certain conditions precedent were not met.

Recent changes in Senior Management

In February 2020, Seaspan appointed Karen Lawrie as General Counsel. In March 2020, we appointed Krista Yeung as Vice President, Finance of Atlas Corp.  In April 2020, Charles Ferry resigned as Chief Executive Officer of APR Energy.

Dividends

On January 3, 2020, our board of directors declared the following quarterly cash dividends on Seaspan’s common and preferred shares for a total distribution of $43.4 million.

Security	Ticker(1)	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	October 1, 2019 to December 31, 2019	January 20, 2020	January 30, 2020
Series D preferred shares	SSW PR D	$0.496875	October 30, 2019 to January 29, 2020	January 29, 2020	January 30, 2020
Series E preferred shares	SSW PR E	$0.515625	October 30, 2019 to January 29, 2020	January 29, 2020	January 30, 2020
Series G preferred shares	SSW PR G	$0.5125	October 30, 2019 to January 29, 2020	January 29, 2020	January 30, 2020
Series H preferred shares	SSW PR H	$0.492188	October 30, 2019 to January 29, 2020	January 29, 2020	January 30, 2020
Series I preferred shares	SSW PR I	$0.50	October 30, 2019 to January 29, 2020	January 29, 2020	January 30, 2020

__________________________________

(1)

On consummation of the Reorganization, holders of Seaspan common shares and preferred shares became holders of Atlas common shares and preferred shares. Atlas’ shares trade under the tickers “ATCO”, “ATCO-PD”, “ATCO-PE”, “ATCO-PG”, “ATCO-PH”, and “ATCO-PI”.

In March 2020, our board of directors declared the following quarterly cash dividends on Atlas’s common and preferred shares.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Common shares	ATCO	$0.125	January 30, 2020, to March 31, 2020	April 20, 2020	April 30, 2020
Series D preferred shares	ATCO-PD	$0.496875	January 30, 2020, to April 29, 2020	April 29, 2020	April 30, 2020
Series E preferred shares	ATCO-PE	$0.515625	January 30, 2020, to April 29, 2020	April 29, 2020	April 30, 2020
Series G preferred shares	ATCO-PG	$0.5125	January 30, 2020, to April 29, 2020	April 29, 2020	April 30, 2020
Series H preferred shares	ATCO-PH	$0.492188	January 30, 2020, to April 29, 2020	April 29, 2020	April 30, 2020
Series I preferred shares	ATCO-PI	$0.50	January 30, 2020, to April 29, 2020	April 29, 2020	April 30, 2020

Market Conditions

Containerships play an integral role in global trade, facilitating the movement of goods around the world. GDP is an important measure of global trade, and global GDP growth is positively correlated with growth in container throughput. Container throughput has varied significantly since 2000 and was greater than 10% per annum in most years prior to the global credit crisis. In 2009, global container throughput declined by over 8% compared to the prior year, and after growing sharply in 2010 and 2011, ranged between 1.4% and 5.7% per annum between 2012 and 2017, as the global economy gradually recovered. In 2019, global economic expansion continued, and container throughput growth for the year reached approximately 2.5%, marginally restrained by global trade tensions. The idle fleet for December 2019 was approximately 10.6% of the global fleet, as measured by TEU, compared to approximately 2.8% of the global fleet at the same time last year. The increase in the idle fleet is due to scrubber retrofits in response to IMO 2020 regulations. This has caused a significant decrease in supply which has driven an increase in containership charter rates.

For example, charter rates for 4000 TEU Panamax vessels, were approximately $13,500 per day in December 2019, compared to approximately $9,500 per day in December 2018.

Approximately 82% of the current containership orderbook is for vessels greater than 10000 TEU in size. Vessels less than 4000 TEU represent approximately 18% of the global containership orderbook, with no vessels between 4000 TEU and 9999 TEU in size.

Current Material Development – Uncertain Impact of COVID-19 Pandemic

A novel strain of coronavirus, COVID-19, was identified in China in late 2019 and has spread globally.  Government authorities in affected regions are taking increasingly dramatic actions and mandating restrictions in an effort to slow the spread of the virus, such as travel bans and restrictions, quarantines, shelter-in-place orders and advisories and shutdowns.  In our containership business, if the pandemic persists, it may impact our liner customers and thus impact the demand for the services of our containerships, which could reduce the price and number of our time charters in 2020.  Furthermore, completion of repairs on our vessels may be delayed as a result of restrictions on workers’ access to the shipyards where the repairs are taking place, and quarantining of workers may affect seafarers serving on our vessels, including a disruption in crew changes in ports.  In our APR Energy business, we may experience operational challenges transporting our turbines and balance of plant equipment, as well as our personnel, to project sites as countries close borders and restrict travel.  Demand for our mobile power solutions may be negatively impacted.

In addition, the COVID-19 pandemic has caused, and is likely to continue to cause economic, market and other disruptions worldwide. Such volatility in the global capital markets could increase the cost of capital and adversely impact access to capital. Risks related to negative economic conditions are described in our risk factor titled "Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition” under "—Risks Related to Macroeconomic Conditions and the Shipping Industry.”

Given the unprecedented uncertainty and fluidity of this situation, we are unable to forecast the full impact on our business; however, we now expect that the COVID-19 pandemic and the related economic disruption may have a material adverse impact on our consolidated results of operations, consolidated financial position, and consolidated cash flows in fiscal 2020.

B.     Results of Operations

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

As at December 31, 2019, prior to completion of the Reorganization, Atlas was a wholly-owned subsidiary of Seaspan, formed to facilitate the Reorganization, and had no material income activity or material assets. The financial information set out below is that of Seaspan (the predecessor publicly held parent company) as at December 31, 2019 and 2018.

The following discussion of our financial condition and results of operations is for the years ended December 31, 2019 and 2018.  Our consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in millions of U.S. dollars except number of shares and per share amount.

The following table presents our operating results for the years ended December 31, 2019 and 2018.

Year Ended December 31,	2019	2018
Statement of operations data (in millions of USD):
Revenue	$1,131.5	$1,096.3
Operating expenses:
Ship operating	229.8	219.3
Depreciation and amortization	254.3	245.8
General and administrative	33.1	31.6
Operating leases	154.3	129.7
Income related to modification of time charters	(227.0)	—
Operating earnings	$687.0	$469.9
Other expenses (income):
Interest expense and amortization of deferred financing fees	194.2	204.8
Interest expense related to amortization of debt discount	17.3	7.3
Interest income	(9.3)	(4.2)
Refinancing expense	7.4	—
Acquisition related gain on contract settlement	—	(2.4)
Change in fair value of financial instruments(1)	35.1	(15.5)
Equity income on investment	—	(1.2)
Other expenses(2)	3.2	2.3
Net earnings	$439.1	$278.8
Common shares outstanding at year end:	215,675,599	176,835,837
Per share data (in USD):
Basic earnings per Class A common share	$1.72	$1.34
Diluted earnings per Class A common share	$1.67	$1.31
Dividends paid per Class A common share	0.50	0.50
Statement of cash flows data (in millions of USD):
Cash flows provided by (used in):
Operating activities(6)	$783.0	$525.1
Financing activities	(481.5)	206.5
Investing activities(6)	(475.6)	(627.4)
Net increase in cash and cash equivalents and restricted cash	$(174.1)	$104.2

Selected balance sheet data (at year end, in millions of USD):
Cash and cash equivalents	$195.0	$357.3
Vessels(3)	5,707.1	5,926.3
Other assets(4)	2,014.9	783.8
Total assets(7)	$7,917.0	$7,067.4

Current liabilities(7)	$769.5	$894.7
Long-term debt	2,696.9	2,764.9
Operating lease liabilities	782.6	-
Long-term obligations under other financing arrangements	373.9	591.4
Other long-term liabilities	11.2	181.1
Fair value of financial instruments(1)	50.2	127.2
Puttable preferred shares	-	48.1
Shareholders’ equity	3,232.7	2,460.0
Total liabilities, puttable preferred shares and shareholders’ equity	$7,917.0	$7,067.4
Other data:
Number of vessels in operation at year end	117	112
Average age of fleet (TEU weighted basis) in years at year end	6.6	5.9
TEU capacity at year end	956,400	905,900
Average remaining lease period on outstanding charters (TEU weighted basis)	4.1	4.4
Fleet utilization(5)	98.9%	97.9%

(1)

All of our derivative instruments, including interest rate swap agreements, swaption agreements and put instruments are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	Other expenses includes undrawn credit facility fees.
(3)	Vessel amounts include the net book value of vessels in operation.
(4)	Other assets represent assets other than cash and cash equivalents and vessels.
(5)	Fleet utilization is based on the number of Ownership Days On-Hire as a percentage of Total Ownership Days (including time charter and bareboat ownership days) during the year.
(6)

Prior to 2019, cash flows related to actual settlement of interest rate swaps were included in operating activities. For the year ended December 31, 2019 and December 31, 2018, these cash flows were included in investing activities. To conform with this classification, operating activities in 2018 increased by approximately US$41,000 and investing activities decreased by the same amount.

(7)

The investment in lease balance, previously presented on a gross basis on Seaspan’s consolidated balance sheet was amended to be presented on a net basis. Accordingly, deferred revenue related to financing lease arrangements, has been adjusted in the table above to reflect net presentation.

Financial Summary (in millions of USD, except for per share amount)

	Year Ended December 31,		Change
	2019	2018	$	%
Revenue	$1,131.5	$1,096.3	$35.2	3.2%
Ship operating expense	229.8	219.3	10.5	4.8%
Depreciation and amortization expense	254.3	245.8	8.5	3.5%
General and administrative expense	33.1	31.6	1.5	4.7%
Operating lease expense	154.3	129.7	24.6	18.9%
Income related to modification of time charters	227.0	—	227.0	100.0%
Operating earnings	687.0	469.9	217.1	46.2%
Interest expense and amortization of deferred financing fees	194.2	204.8	(10.6)	(5.2%)
Net earnings	439.1	278.8	160.3	57.5%
Net earnings to common shareholders	368.0	207.5	160.5	77.4%
Earnings per share, diluted	1.67	1.31	0.4	27.5%
Cash from operating activities	783.0	525.1	257.9	49.1%

Ownership Days, Ownership Days On-Hire and Vessel Utilization

Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.

Total Ownership days increased by 1,804 days for the year ended December 31, 2019 compared to 2018. The increase was primarily due to the full period contribution of the additional 16 vessels acquired through the acquisition of Greater China Intermodal Investments LLC (“GCI”), which contributed 1,152 days, with the remainder due to additional 2018 vessel deliveries.

Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days.

The following table summarizes Seaspan’s Vessel Utilization for the year ended December 31, 2019 and 2018:

2018			2019				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2018	2019
Vessel Utilization:
Time Charter Ownership Days	8,030	9,546	9,844	9,844	9,630	9,737	9,844	9,791	37,264	39,002
Bareboat Ownership Days(1)	447	455	460	460	450	455	460	523	1,822	1,888
Total Ownership Days	8,477	10,001	10,304	10,304	10,080	10,192	10,304	10,314	39,086	40,890
Less Off-hire Days:
Scheduled Dry Docking	(104)	—	(8)	(22)	(13)	(54)	(36)	(59)	(134)	(162)
Unscheduled Off- hire(2)	(149)	(137)	(146)	(240)	(166)	(71)	(3)	(36)	(672)	(276)
Ownership Days On-hire	8,224	9,864	10,150	10,042	9,901	10,067	10,265	10,219	38,280	40,452
Vessel Utilization	97.0%	98.6%	98.5%	97.5%	98.2%	98.8%	99.6%	99.1%	97.9%	98.9%

(1)Ownership Days for bareboat charters exclude days prior to the initial charter hire date.

(2)Unscheduled off-hire includes days related to vessels being off-charter.

Vessel Utilization increased for the year ended December 31, 2019 compared to 2018. The increases were primarily due to a large decrease in the number of unscheduled off-hire days including fewer idle days.

During the year ended December 31, 2019 we completed dry-dockings for four 10000 TEU vessels, two 9600 TEU vessels, two 5100 TEU vessels, two 2500 TEU vessels, one 8500 TEU vessel and one 4250 TEU vessel. During the year ended December 31, 2018, we completed dry-dockings for seven 2500 TEU vessels, one 3500 TEU vessel and one 4250 TEU vessel, one of which occurred while the vessel was off-charter.

Revenue

Revenue increased by 3.2% to $1,131.5 million for the year ended December 31, 2019 compared to 2018. The increase was primarily due to the contribution of additional Ownership Days On-Hire from the acquisition of vessels from the GCI transaction in March 2018.

Ship Operating Expense

Ship operating expense increased by 4.8% to $229.8 million for the year ended December 31, 2019 compared to 2018. The increase was primarily due to the maintenance and repair of vessels as well as the increase in Ownership Days from the vessels acquired as part of the GCI transaction and 2018 vessel deliveries.

	2018				2019				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2018	2019
Operating Cost:
Time Charter Ownership Days(1)	8,030	9,546	9,844	9,844	9,630	9,737	9,844	9,791	37,264	39,002
Vessel Operating Costs (in millions of US dollars)	$49.5	$58.8	$55.4	$55.6	$57.7	$55.9	$56.8	$59.4	$219.3	$229.8
Operating Cost per Day(2)	$6,170	$6,156	$5,624	$5,648	$5,993	$5,743	$5,770	$6,067	$5,884	$5,892

(1)	Time Charter Ownership Days include leased vessels and exclude vessels under bareboat charter; bareboat charters are not operated by Seaspan and thus have no operating expense associated with them.
(2)	Operating cost per day relates to vessels on time charter.

Ship operating cost per day increased by 0.1% to $5,892 for the year ended December 31, 2019 compared to 2018 due to an increase in vessel maintenance and repair.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 3.5% to $254.3 million for the year ended December 31, 2019 compared to 2018. The increase was primarily due to a full period of depreciation on the vessels acquired as part of the GCI transaction and 2018 vessel deliveries.

General and Administrative Expense

General and administrative expense increased by 4.7% to $33.1 million for the year ended December 31, 2019 compared to 2018 primarily due to the legal and professional fees associated with the acquisitions.

Operating Lease Expense

Operating lease expense increased by 18.9% to $154.3 million for the year ended December 31, 2019 compared to 2018. The increase was primarily due to the amortization of deferred gains related to Seaspan’s vessel sale-leaseback transactions, which are no longer recognized through operating leases. Upon adoption of Accounting Standards Update 2016-02 “Leases” on January 1, 2019, the remaining balance of these deferred gains were recognized through opening deficit as a cumulative adjustment.

Income Related to Modification of Time Charters

During 2019, we recognized $227.0 million of income related to the modification of time charters of seven vessels which were subsequently re-chartered to other customers at market rates.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes Seaspan’s borrowings:

(in millions of US dollars)	As of December 31,		Change
	2019	2018	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$867.0	$788.2	$78.8	10.0%
Term loan credit facilities	1,799.4	2,158.7	(359.3)	(16.6)%
2027 7.125% Notes	80.0	400.4	(320.4)	(80.0)%
2025 Notes and 2026 Notes	500.0	250.0	250.0	100.0%
Debt discount and fair value adjustment	(151.0)	(85.7)	(65.3)	76.2%
Long-term obligations under capital lease, excluding deferred financing fees	513.8	647.7	(133.9)	(20.7)%
Total borrowings	$3,609.2	$4,159.3	$(550.1)	(13.2)%

Interest expense and amortization of deferred financing fees decreased by $10.6 million to $194.2 million for the year ended December 31, 2019 compared to 2018 primarily due to lower average interest rates and lower average principal balances.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $35.1 million for the year ended December 31, 2019 compared to a gain of $15.5 million for the year ended December 31, 2018. The loss was primarily due to swap settlements and an overall decrease in the LIBOR forward curve.

The fair value of our interest rate swaps and our Fairfax derivative put instruments are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve.  Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $21.0 million.  Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $0.9 million.

The fair value of our Fairfax derivative put instrument is subject to changes in our company specific credit risk and the risk-free yield curve. Please read “—C. Liquidity and Capital Resources” for further discussion. In determining fair value, these factors are based on current information available to us. These factors are estimates and are expected to change through the life of the instrument, causing the fair value to fluctuate significantly due to the long-term nature of our derivative instruments.

Our derivative instruments, including interest rate swap and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

C.     Liquidity and Capital Resources

Liquidity

Fairfax Put

The terms of the Fairfax Notes provide Fairfax with an annual put right to call for early redemption of some or all of the Fairfax Notes. On February 5, 2020, Fairfax waived its annual put right to call for early redemption of the 2025 Notes and 2026 Notes on their relevant 2021 anniversary dates. The annual put right for the 2027 Fairfax Notes is exercisable commencing in 2021 for the anniversary date in 2022.

Liquidity

As of December 31, 2019, we have total liquidity of $470.0 million, consisting of $195.0 million of cash and cash equivalents and $275.0 million of undrawn commitments under the Program. Our primary short-term liquidity needs are to fund our operating expenses, investments and acquisitions, debt repayments, lease payments, certain balloon payments on secured debt, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, lease payments, potential early redemption of our Fairfax Notes and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our 2027 7.125% Notes and our Fairfax Notes, the potential future redemption of our preferred shares and payments on our other financing arrangements.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and are redeemable by us at any time. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after February 13, 2019. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and are redeemable by us at any time on or after August 11, 2021. Our Series I preferred shares have an annual dividend rate of 8.0% up to but not including October 30, 2023. On or after October 30, 2023, annual dividends on our Series I preferred shares will be based on three-month LIBOR plus a margin of 5.008% per $25.00 of liquidation preference per share. Our Series I preferred shares are redeemable by us any time on or after October 30, 2023.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.

Our dividend policy impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares, while also reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund acquisitions, other capital expenditures, debt repayments and lease payments as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

In 2020, we intend to focus on strengthening our balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership industry. In terms of our balance sheet, we intend to diversify our sources of capital to enhance financial flexibility, stagger our debt maturity profile to reduce refinancing risk, decrease our leverage and grow our unencumbered asset pool. We are focused on allocating capital selectively into opportunities, such as our acquisition of APR Energy in February 2020, that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital. We intend to pursue synergistic opportunities in adjacent businesses to diversify cash flow drivers.

Financing Facilities

The following table summarizes our long-term debt and other financing arrangements as of December 31, 2019. In addition, our long-term debt and long-term obligations under other financing arrangements are described in notes 9 and 11, respectively, within Seaspan’s consolidated financial statements included in this Annual Report.

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities	$867.0	$987.0	$120.0
Term loan credit facilities	1,799.4	1,954.4	155.0
2027 7.125% Notes	80.0	80.0	—
2025 Notes and 2026 Notes	500.0	500.0	—
Fair value adjustment on term loan credit facilities	(0.1)	(0.1)	—
Debt discount on Fairfax Notes	(150.9)	(150.9)	—
Total Long-Term Debt	$3,095.4	$3,370.4	$275.0
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	48.3	48.3	—
Leases for three 4500 TEU vessels	103.3	103.3	—
Leases for five 11000 TEU vessels	362.2	362.2	—
Total Lease Facilities	513.8	513.8	—
Total Long-Term Debt and Lease Facilities(2)	$3,609.2	$3,884.2	$275.0

(1)	Includes amounts owed by wholly-owned subsidiaries, some portion of which are non-recourse to the parent.
(2)	At December 31, 2019, our outstanding operating borrowings were $ 3.6 billion (December 31, 2018 — $4.2 billion).

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of December 31, 2019, our credit facilities are secured by first-priority mortgages granted on 62 of our vessels, together with other related security, such as assignments of shipbuilding contracts for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of December 31, 2019, we had $3.2 billion outstanding under our revolving credit facilities, term loan credit facilities, our 2027 7.125% Notes, 2025 Notes and 2026 Notes. In addition, there is $120.0 million available to be drawn under the Revolving Loan and $155.0 million available under the December 2019 Term Loan.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 2.3% as of December 31, 2019. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. In certain other circumstances, a prepayment may be required on a portion of the outstanding loans, such as upon the sale or loss of a vessel (where we do not substitute another appropriate vessel), upon termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or when cash exceeds or falls below specified balances. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities are based on LIBOR plus margins, which ranged between 0.4% and 4.3% as of December 31, 2019 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of December 31, 2019. We may prepay all term loans without penalty, other than breakage costs and opportunity cost, and in one case a prepayment fee, under certain circumstances. Under each of our term loan credit facilities, in certain circumstances, a prepayment may be required as a result of certain events including the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract. The amount that must be prepaid will be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant vessels.

Each credit facility, other than credit facilities of GCI’s subsidiaries, contains a mix of financial covenants requiring us to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Each GCI facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining, certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. We were in compliance with these covenants at December 31, 2019.

Our Notes

Our 2025 Notes, 2026 Notes and 2027 Fairfax Notes mature on February 14, 2025, January 15, 2026 and February 28, 2027, respectively. The Fairfax Notes bear interest at a fixed rate of 5.50% per year, payable quarterly in arrears and are guaranteed by certain of Seaspan’s subsidiaries In addition, Seaspan has pledged its ownership interest in its subsidiary, GCI, as collateral for these notes. At any time on or after February 14, 2023, January 15, 2024 and February 28, 2025, we may elect to redeem all or any portion of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes, respectively. The redemption price will equal 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has an annual put right to call the Fairfax Notes for an early redemption. On February 5, 2020, Fairfax waived its annual put right to call for early redemption of the 2025 Notes and 2026 Notes on the relevant 2021 anniversary dates. The annual put right in respect of the 2027 Fairfax Notes commences in 2021, relating to the 2022 anniversary date.

Our 2027 7.125% Notes mature on October 30, 2027 and bear interest at a fixed rate of 7.125% per year, payable quarterly in arrears. In January 2020, we announced our intention to exercise our option to redeem the 2027 7.125% Notes on October 10, 2020, the first date for early redemption, at par plus accrued and unpaid interest to, but not including, such redemption date.

In the event of certain changes in withholding taxes, at our option, we may redeem the 2027 7.125% Notes and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The indentures relating to the Fairfax Notes provide Fairfax with the right to designate (and Fairfax has so designated in the case of the Atlas board of directors) (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes and $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes and 2026 and less than $100.0 million of the 2027 Fairfax Notes remains outstanding; provided, however, that in no event shall the rights under the indentures governing the Fairfax Notes allow Fairfax to designate more than two members to the Atlas board of directors and one member to the Seaspan board of directors if the thresholds described in clause (i) above are reached, or to designate more than one member to the Atlas board of directors if the thresholds described in clause (ii) above are reached.

Operating Leases

As of December 31, 2019, we had 14 vessel operating lease arrangements. Under 13 of the operating lease arrangements we may purchase the vessels for a pre-determined fair value purchase price. For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a pre-determined amount. As of December 31, 2019, we had total commitments, excluding purchase options, under vessel operating leases from 2020 to 2029 of approximately $1.1 billion.

Under our operating lease arrangements, subject to payment of a specified termination sum, we may voluntarily terminate the arrangement in certain circumstances. We may also be required to terminate and pay a termination sum as specified in the agreements in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the counterparties within a required period of time).

Obligations under Other Financing Arrangements

Obligations under other financing arrangements consist of financing sale-leaseback arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own nine of our vessels through the special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these financing arrangements to finance the construction and acquisition of vessels.

As of December 31, 2019, our other financing arrangements provided for borrowings of approximately $513.8 million. Under these agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate the arrangement. We are also required to prepay rental amounts, broken funding costs and other costs to the counterparties in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the counterparties within a required period of time). If we default under these arrangements facilities, our counterparties could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.

Certain Terms under our Long-Term Debt, Other Financing Arrangements and Our Notes

We are subject to customary conditions before we may borrow under our credit and lease arrangements, including, among others, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the arrangements.

Our credit and lease arrangements and our Notes also contain various covenants limiting our ability to, among other things:

•	allow liens to be placed on the collateral securing the facility;
•	enter into mergers with other entities;
•	conduct material transactions with affiliates; or
•	change the flag, class or management of the vessels securing the facility.

Our ability to pay cash dividends in excess of $0.50 per share annually, when aggregated with all other such cash dividends paid per share of our common stock in the preceding 360 days, may be limited under a restricted payments basket included in the indenture governing the Fairfax Notes.

Our credit, lease and other financing arrangements also contain certain financial covenants, including, among others, that require Seaspan to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. Our Notes also contain certain financial covenants, including, among others, those that may limit our ability to pay cash dividends on our common shares in excess of $0.50 per share annually. To the extent we are unable to satisfy the requirements in our credit facilities and operating lease and other financing arrangements, we may be unable to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements under our credit and lease arrangements or our Notes, we may be in breach of the facilities and lease arrangements or our Notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit operating lease and other financing arrangements and our Notes if we experience a change of control. These events may result in financial penalties to us under our leases. We were in compliance with these covenants as at December 31, 2019. We are also subject to similar financial covenants in our Notes.

Cash Flows

The following table summarizes our sources and uses of cash for the years presented:

	Year Ended December 31,
(in millions of USD)	2019	2018	2017
Net cash flow from operating activities	$783.0	$525.1	$ 390.6
Net cash flow from (used in) financing activities	(481.5)	206.5	(154.1)
Net cash flow used in investing activities	(475.6)	(627.4)	(351.3)

Operating Cash Flows

Net cash flows from operating activities were $783.0 million for the year ended December 31, 2019, an increase of $257.9 million compared to 2018.  The increase in net cash flows from operating activities for the year ended December 31, 2019, compared to the prior year, was primarily due to an increase in net earnings particularly arising from income related to modification of time charters of $227.0 million. The change is also resulting from changes in non-cash timing differences mainly due to amortization of right of use assets.

For further discussion of changes in revenue and expenses, please read “Results of Operations.”

Financing Cash Flows

Net cash flows used in financing activities were $481.5 million for the year ended December 31, 2019, compared to net cash flows from financing activities of $206.5 million in 2018.  The increase in cash used in financing activities for the year ended December 31, 2019, compared to 2018, was primarily due to higher repayments of credit facilities, other financing arrangements and senior unsecured notes partially offset by higher draws on credit facilities.

Investing Cash Flows

Net cash flows used in investing activities were $475.6 million for the year ended December 31, 2019, compared to cash used in investing activities $627.4 million in 2018. The decrease in cash used in investing activities for the year ended December 31, 2019 was primarily due to the acquisition of GCI in March 2018.

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately seven years, on a TEU-weighted basis. Capital expenditures include our regularly scheduled dry-dockings and other upgrades to maintain our competitive capital position. During 2019 we completed twelve dry-dockings, compared to nine dry-dockings in 2018.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters;
•	future market charter rates for our vessels, particularly when they come off-charter;
•	our future operating and interest costs;
•	future operating and financing costs;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	Unanticipated future events and other contingencies. Please read “Item 3. Key Information—D. Risk Factors.”

Our board of directors periodically considers these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business, or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors may determine at some future date to reduce, or possibly eliminate, our dividend for reasonable assurance that we are retaining the funds necessary to preserve our capital base.

The following dividends were paid or accrued for the periods indicated:

	Year Ended December 31,
(in millions of USD, except per share amounts)	2019	2018

Dividends on Class A common shares
Declared, per share	$0.50	$0.50
Paid in cash	101.8	49.9
Reinvested in common shares through our dividend reinvestment plan	1.2	22.8
	103.0	72.7
Dividends on preferred shares (paid in cash)
Series D	13.5	13.0
Series E	11.2	11.2
Series F(1)	—	9.9
Series G	16.0	16.0
Series H	17.7	17.8
Series I	12.0	1.4

(1)	In July 2018, we redeemed all of the issued and outstanding Series F preferred shares.

For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

For 2019 and 2018, dividends on our Series D, E, F, G, H and I preferred shares accrue at rates per annum of 7.95%, 8.25%, 10.50%, 8.20%, 7.875% and 8.00%, respectively.

D.     Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions.  Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures.  We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances.  However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.  Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties.

Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Amortization of Dry-Docking Activities

We defer costs incurred for dry-docking activities until the next scheduled dry-docking.  Dry-docking of our vessels is generally performed every five years and includes major overhaul activities that are comprehensive and all encompassing.  We have adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

The major components of routine dry-docking costs include: (i) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs (such as steel work, anchors, chains, valves, tanks, and hatches) and engine components (such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery); (ii) non-yard costs which include the paint, technician service costs and parts ordered specifically for dry-dock; and (iii) other costs associated with communications, pilots, tugs, survey fees, port fees and classification fees.

Repairs and maintenance normally performed on an operational vessel either at port or at sea are limited to repairs to specific damages caused by a particular incident or normal wear and tear, or minor maintenance to minimize the wear and tear to the vessel.  Above the water line repairs, minor deck maintenance and equipment repairs may be performed to the extent the operations and safety of the crew and vessel are not compromised.  All repairs and maintenance costs are expensed as incurred.

Vessel Lives

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase, including acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage, less accumulated depreciation.  We depreciate our vessels using the straight-line method over their estimated useful lives. Second-hand vessels are depreciated from their date of acquisition over their remaining estimated useful life.  We review the estimate of our vessels’ useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure.  We estimate the useful life of the vessels will be 30 years from the date of initial completion.  Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher.  Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life.   Examples of such events or changes in circumstances related to our long-lived assets include, among others: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. If there has been a general decline in the market value of vessels, we analyze our vessels for impairment to the extent that the decline in market value is expected to impact the future cash flows of the vessel.  In cases where the vessel being analyzed is under a long-term time charter contract, a decline in the current market value of the vessel may not impact the recoverability of its carrying value.

If an indication is identified, the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value.  If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value.  Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, may approximate the estimated market value of the vessel.

Estimates

When an indicator of impairment is present, our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining estimated useful lives of our vessels.

Revenue assumptions are based on contracted time charter rates up to the end of the life of the current contract of each vessel, as well as an estimated time charter rate, adjusted for future inflation, for the remaining life of the vessel after the completion of its current contract.  The estimated time charter rates for non-contracted revenue days are based on 10-year average time charter rates incorporating historical time charter rate data from an independent third-party maritime research service provider, as well as recent market charter rates relevant to future periods. We consider 10-year historical average rates to be a reasonable estimation of expected future charter rates over the remaining useful life of our vessels since such historical average generally represents a full shipping cycle that captures the highs and lows of the market.

Our estimates of vessel utilization, including estimated off-hire time for dry-docking, off-hire time between time charters and equipment or machinery breakdown, are based on historical experience.

Our estimates of operating, dry-docking expenses and capital expenditures are based on historical and budgeted operating and dry-docking costs and our expectations of future inflation and operating requirements.  Expenses, including dry-dock expenses, are impacted by the economic conditions of our industry, including, among other things, crewing costs, insurance and bunker costs and availability of shipyards for dry-docking.

Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate which takes into consideration historical average scrap prices based on information from third-party maritime research services.  Although we believe that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective because of the cyclical nature of future demand for scrap steel.

The remaining lives of our vessels used in our estimates of future cash flows are consistent with those used in our calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life.  Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, ongoing operating costs and vessel residual values. We assess these assumptions on a continuous basis and believe those used to estimate future cash flows of our vessels are reasonable at the time they are made.  We can make no assurances however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Impairment Analysis

For the year ended December 2019 and December 31, 2018, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded.

Under current market conditions, we intend to continue to hold and operate our vessels. If time charter rates do not show further improvement, we expect that our average estimated daily time charter rate used in future impairment analyses may decline, resulting in estimated undiscounted future operating net cash flows which may be less than the carrying value of certain of our Panamax-size vessels or below and requiring us to recognize non-cash impairment charges in the future equal to the excess of the impacted vessels’ carrying value over their fair value. The determination of the fair value of vessels will depend on various market factors and our reasonable assumptions at that time, including time charter rates, operating expenses, capital expenditures, inflation, fleet utilization, residual value, remaining useful life and discount rates.  The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2019. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind.  Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels.  We would not record an impairment charge for any of the vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable.  For those vessels that have carrying values in excess of their charter-free market values as of December 31, 2019, we have not identified any events or changes in circumstances indicating that the carrying amount may not be recoverable. Accordingly, we have not recorded an impairment charge related to those vessels as of December 31, 2019.

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2019(1) (in millions of USD)	Vessel Carrying Value at December 31, 2018(1) (in millions of USD)
YM Wish	14000	2015	$98.3	$101.6
YM Wellhead	14000	2015	98.1	101.4
YM Witness	14000	2015	95.4	98.5
YM World	14000	2015	92.8	96.0
YM Wondrous	14000	2015	92.8	96.0
YM Wholesome	14000	2015	92.8	96.0
YM Worth	14000	2015	92.8	96.0
YM Welcome	14000	2016	97.2	100.5
YM Wreath	14000	2017	97.3	105.2
COSCO Glory	13100	2011	128.4	133.6
COSCO Pride	13100	2011	128.5	133.8
COSCO Development	13100	2011	129.8	135.1
COSCO Harmony	13100	2011	129.8	135.1
COSCO Excellence	13100	2012	133.9	139.3
COSCO Faith	13100	2012	134.0	139.4
COSCO Hope	13100	2012	133.4	138.7
COSCO Fortune	13100	2012	133.7	139.1
Seaspan Ganges	10000	2014	85.8	88.8
Seaspan Yangtze	10000	2014	86.1	89.1
Seaspan Zambezi	10000	2014	86.7	89.7
Maersk Guayaquil	10000	2015	80.0	82.7
Seaspan Thames	10000	2014	69.8	72.1
Seaspan Amazon	10000	2014	69.8	72.1
Seaspan Hudson	10000	2015	72.7	75.1
CMA CGM Tuticorin	10000	2015	73.6	75.1
MOL Brilliance	10000	2014	71.7	72.1
MOL Belief	10000	2015	72.7	75.1
MOL Beauty	10000	2015	72.7	75.1
MOL Bellwether	10000	2015	72.7	75.1
Maersk Guatemala	10000	2015	72.7	75.1
Maersk Gibraltar	10000	2016	75.5	77.8
CMA CGM Mundra	10000	2018	91.8	94.3
CMA CGM Mumbai	10000	2018	91.3	93.9
CMA CGM Cochin	10000	2018	79.7	81.8
CMA CGM Chennai	10000	2018	80.0	82.1
CSCL Zeebrugge	9600	2007	72.6	74.4
CSCL Long Beach	9600	2007	73.3	75.9
Seaspan Oceania	8500	2004	43.0	44.8

CSCL Africa	8500	2005	42.5	44.4
COSCO Japan	8500	2010	89.6	93.5
COSCO Korea	8500	2010	90.1	94.0
COSCO Philippines	8500	2010	90.0	93.9
COSCO Malaysia	8500	2010	90.4	94.3
COSCO Indonesia	8500	2010	91.2	95.1
COSCO Thailand	8500	2010	93.0	96.9
COSCO Prince Rupert	8500	2011	95.5	99.5
COSCO Vietnam	8500	2011	95.6	99.6
MOL Emerald	5100	2009	55.2	57.3
MOL Eminence	5100	2009	55.9	58.0
MOL Emissary	5100	2009	56.4	58.6
MOL Empire	5100	2010	57.0	59.3
Brotonne Bridge	4500	2010	68.0	70.9
Brevik Bridge	4500	2011	69.3	72.3
Bilbao Bridge	4500	2011	68.9	71.8
Berlin Bridge	4500	2011	71.2	74.2
Budapest Bridge	4500	2011	72.6	75.7
Seaspan Hamburg	4250	2001	19.4	20.8
Seaspan Chiwan	4250	2001	19.5	20.9
Seaspan Ningbo	4250	2002	21.4	22.8
Seaspan Dalian	4250	2002	22.1	24.0
Seaspan Felixstowe	4250	2002	22.3	23.8
Seaspan Vancouver	4250	2005	23.5	24.6
CSCL Sydney	4250	2005	23.4	24.5
CSCL New York	4250	2005	23.6	24.7
CSCL Melbourne	4250	2005	29.9	31.4
CSCL Brisbane	4250	2005	29.9	31.5
Seaspan New Delhi	4250	2005	32.4	34.1
Seaspan Dubai	4250	2006	32.6	34.3
Seaspan Jakarta	4250	2006	33.0	34.6
Seaspan Saigon	4250	2006	33.2	34.9
Seaspan Lahore	4250	2006	34.2	36.0
Rio Grande Express	4250	2006	34.0	35.8
Seaspan Santos	4250	2006	34.3	36.0
Seaspan Rio de Janeiro	4250	2007	35.2	36.9
Seaspan Manila	4250	2007	35.5	36.9
Seaspan Loncomilla	4250	2009	21.0	21.8
Seaspan Lumaco	4250	2009	21.0	20.8
Seaspan Lingue	4250	2010	20.6	21.1
Seaspan Lebu	4250	2010	20.2	20.7
COSCO Fuzhou	3500	2007	16.2	16.9
COSCO Yingkou	3500	2007	18.3	18.6
CSCL Panama	2500	2008	17.6	18.4
CSCL Sao Paulo	2500	2008	17.7	18.5
CSCL Montevideo	2500	2008	16.7	17.4
CSCL Lima	2500	2008	16.9	17.5
CSCL Santiago	2500	2008	16.9	17.7
CSCL San Jose	2500	2008	17.3	18.0
CSCL Callao	2500	2009	18.0	18.2
CSCL Manzanillo	2500	2009	19.0	19.3
Seaspan Guayaquil	2500	2010	18.1	18.7

Calicanto Bridge	2500	2010	18.7	19.3
Seaspan Loga	2500	2006	9.0	9.1
Seaspan Hannover	2500	2006	8.9	9.0
Total			$5,707.1	$5,926.3

(1)

At December 31, 2019, except for YM Wish, YM Wellhead, YM Witness, YM World, YM Wonderous, YM Wholesome, YM Worth, YM Welcome, YM Wreath, Maersk Guayaquil, Seaspan Thames, Seaspan Amazon, Seaspan Hudson, CMA CGM Tuticorin, MOL Brilliance, MOL Belief, MOL Beauty, MOL Bellwether, Maersk Guatemala, Maersk Gibraltar, CMA CGM Mundra, CMA CGM Mumbai, CMA CGM Cochin and CMA CGM Chennai, the vessel’s charter-free market value is lower than its carrying value. The aggregate carrying value of our vessels, except for the aforementioned vessels, is $3,702.9 million and the estimated charter-free market value is $1,810.6 million. Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.

Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis.

The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting unit is estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Our goodwill of $75.3 million that resulted from our January 2012 acquisition of Seaspan Management Services Limited (“SMSL”), which is tested annually for impairment, was tested for impairment at November 30, 2019.  We have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit, which is considered to be our business as a whole, is less than its carrying amount, including goodwill.  Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment.

As of November 30, 2019, we performed a qualitative assessment to identify potential impairment. We evaluated factors that would impact the discounted cash flow, including the time charter rates, vessel utilization rates, ship operating expenses, operating life of our vessels, the inflation rate and our cost of capital and concluded that our goodwill was not impaired. The amount, if any, and timing of any goodwill impairment charges that we may recognize in the future will depend upon then current assumptions, which may differ materially from those used at November 30, 2019.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk.  Interest rate swap have been entered into to reduce our exposure to market risks from changing interest rates.  We recognize the interest rate swap and swaption agreements on the balance sheet at their fair values.

The fair values of the interest rate swap and swaption agreements have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest rate payments. The interest rate payments and discount rates were derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk related to the credit risk of the counterparties or our non-performance risk. The inputs used to determine the fair values of these agreements are readily observable. Accordingly, we have classified the fair value of the interest rate swap Level 2 in the fair value hierarchy as defined by U.S. GAAP. Changes in the fair value of our interest rate swaps are recorded in earnings.

We evaluate whether any of the previously hedged interest payments are remote of occurring.  We have concluded that the previously hedged interest payments are not remote of occurring.  Therefore, unrealized gains or losses in accumulated other comprehensive income associated with the previously designated interest rate swaps are recognized in earnings when and where the interest payments are recognized.  If such interest payments were to be identified as being remote of occurring, the accumulated other comprehensive income balance pertaining to these amounts would be reversed through earnings immediately.

Our Fairfax Notes provide Fairfax with an annual put right to call the Fairfax Notes for early redemption at each anniversary date of issuance. This annual put right was considered an embedded derivative that was bifurcated from the host contract and accounted for separately. The derivative put right is re-measured to fair value at the end of each reporting period with changes in fair value recognized in unrealized gains or losses in the period incurred. The fair value of the derivative put instrument at each reporting period is derived from the difference between the fair value of the Fairfax Notes and the fair value of a similar debt without a put right. The debt instruments are valued using a trinomial tree with inputs including the risk-free yield curve and our company specific credit risk. The fair value of the Fairfax Notes and derivative put instrument is determined based on interest rate inputs that are unobservable. Therefore, we have categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy.

Recent Accounting Pronouncements

Leases

Effective January 1, 2019, we adopted ASU 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. We elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. We also elected to apply the package of practical expedients such that for any expired or existing leases, we did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. We did not use hindsight to reassess lease term for the determination of impairment of right-of-use assets.

The impacts of the adoption of ASU 2016-02 are as follows:

(in millions of US dollars)	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068.3	$1,068.3
Other assets (2)	204.9	(17.3)	187.6
Accounts payable and accrued liabilities (1)	70.2	(2.5)	67.7
Current portion of operating lease liabilities (1)	—	160.2	160.2
Current portion of other long-term liabilities (3)	32.2	(22.2)	10.0
Operating lease liabilities (1)	—	893.3	893.3
Other long-term liabilities (3)	181.1	(158.9)	22.2
Deficit (3)	(645.6)	181.1	(464.5)

___________________

(1)

Upon adoption of ASU 2016-02, we recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or our incremental borrowing rate if the lessor’s implicit rate is not readily determinable and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to our vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.
(3)	Deferred gain related to our vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-02. We evaluated our lessor arrangements and determined that the amounts recognized and the pattern of recognition remained substantially the same as existing guidance which was previously used by us.

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

Measurement of Credit Loss

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and net investments in leases recognized by the lessor.

The revised guidance is effective for fiscal years, excluding operating lease receivables, and interim periods within those years, beginning after December 15, 2019. Upon adoption, a cumulative effect adjustment to our deficit is made as part of the modified retrospective transition approach. We reviewed our financial assets measured at amortized cost basis and net investment in lease balances to estimate CECL using historical loss adjusted for specific factors applicable in each scenario, and concluded that the impact is immaterial.

E.     Research and Development

Not applicable.

F.     Off-Balance Sheet Arrangements

As at December 31, 2019, we do not have any off-balance sheet arrangements.

G.     Contractual Obligations

As of December 31, 2019, our long-term undiscounted contractual obligations consist of the following:

	Payments Due by Period (in Millions of USD)
	Total	2020	2021-2022	2023-2024	Thereafter
Fixed-rate long-term debt obligations	$132.7	$12.8	$25.5	$14.4	$80.0
Variable-rate long-term debt obligations(1)	$2,613.7	$353.5	$819.4	$1,300.0	$140.8
Long-term obligations under other financing arrangements2)	$513.8	$134.6	$64.6	$59.4	$255.2
Operating leases(3)	$1,107.6	$153.8	$302.5	$299.6	$351.7
Total	$4,367.8	$654.7	$1,212.0	$1,673.4	$827.7

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR or KEXIM plus margins ranging from 0.4% to 0.7% per annum. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates ranging from 1.6% to 5.6% per annum.  For purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility. The amounts exclude expected interest payments of $ 123.7 million (for 2020), $ 219.5 million (for 2021-2022), $143.4 million (for 2023-2024) and $43.4 million (after 2024).  Expected interest payments are based on LIBOR plus margins at December 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(2)

Represents fixed and variable payments, including expected interest payments, on amounts drawn on our lease facilities that bear interest at fixed rates or variable rates of LIBOR plus margins ranging from 3.0% to 3.3% per annum. Expected variable interest payments are based on LIBOR plus margins.

(3)

Represents payments under our operating leases for vessels and office space. We entered into sale-leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels. These operating lease payments include expected interest payments that bear interest at variable rates of LIBOR plus margins ranging from 1.5% to 3.0% per annum. Expected interest payments on operating leases for our vessels are based on LIBOR, at December 31, 2019, plus margins.

Item 6.	Directors, Senior Management and Employees
A.	Directors, Senior Management and Key Employees

Our directors and executive officers, as of March 10, 2020, and their ages as of December 31, 2019 are listed below.  Other than Alistair Buchanan and Krista Yeung, each of the directors and executive officers listed below was a director and/or executive officer of Seaspan during 2019.

Name	Age	Position
David Sokol	63	Director and Chairman of the board of directors
Bing Chen	53	Director, President and Chief Executive Officer
Ryan Courson	30	Chief Financial Officer
Tina Lai	43	Chief Human Resources Officer
Krista Yeung	39	Vice President, Finance
Alistair Buchanan	58	Director
Lawrence Chin	43	Director
John Hsu	56	Director
Nicholas Pitts-Tucker	68	Director
Lawrence Simkins	58	Director
Stephen Wallace	63	Director

David Sokol. David Sokol was appointed as a director and Chairman of Atlas Corp. in November 2019. Mr. Sokol is Chair of the Executive Committee and a member of the Compensation and Governance Committee of Atlas. Mr. Sokol was a director of Seaspan from April 2017 to March 2020 and Chairman of Seaspan from July 2017 to March 2020.  Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Jackson Hole, Wyoming and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol currently sits on a number of boards, including the Horatio Alger Association and The Horatio Alger Association Foundation. Over Mr. Sokol’s 40 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.

Bing Chen. Bing Chen was appointed as a director of Atlas Corp. and as Atlas Corp.’s President and Chief Executive Officer in November 2019 and as a director of Seaspan and as Seaspan’s President and Chief Executive Officer in January 2018.  He is also a member of the Executive Committee of Atlas. Over his 25 year career, Mr. Chen has held executive positions in China, Europe and the United States. Most recently, he served as CEO of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the general manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between 2009 and 2011, he was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the managing director and head of Asia financial advisory. Between 2001 and 2009, Mr. Chen held various leadership roles in Europe, including as chief executive officer, chief financial officer, and managing director of leasing and aircraft chartering businesses. Between 1999 and 2001, he worked as a director, business strategy at Deutsche Bank in New York. Mr. Chen is a certified public accountant (inactive), and received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College, and an MBA (Honours) from Columbia Business School.

Ryan Courson.  Ryan Courson was appointed as Atlas Corp.’s Chief Financial Officer in November 2019 and as Seaspan’s Chief Financial Officer in May 2018.  He joined Seaspan in March 2018 as Senior Vice President of Corporate Development. Prior to joining Seaspan, Mr. Courson spent three years at Falcon Edge Capital, investing in diversified technology and asset-intensive businesses. Before that, Mr. Courson worked at Teton Capital, a private investment office, as an investment professional and as acting CFO of Teton’s Davos Brands. Mr. Courson began his career working at Berkshire Hathaway, with various Berkshire portfolio companies. Mr. Courson, who is fluent in Mandarin, graduated Summa Cum Laude from Washington University in St. Louis, where he currently serves as a visiting professor.

Tina Lai. Tina Lai was appointed as Atlas Corp.’s Chief Human Resources Officer in November 2019 and as Seaspan’s Chief Human Resources Officer in July 2018.  Prior to joining Seaspan, Ms. Lai spent five years at Metrie, the largest supplier and manufacturer of solid wood and composite molding in North America, with five manufacturing facilities and 26 distribution centers in the United States and Canada. As Vice President, Human Resources, she was part of the senior leadership team there, playing a key role in building out the human resources function, which focused on bringing talent to the forefront of the company’s business strategy. Ms. Lai has 20 years of experience as a results-oriented human resources professional within a number of industries, serving in leadership positions with broad oversight responsibilities, including sales and customer service, channel marketing, corporate communications, culture transformation, and organizational effectiveness. She graduated with a Bachelor of Arts from the University of British Columbia and from the Human Resources Management program at the British Columbia Institute of Technology. Ms. Lai is a Chartered Professional in Human Resources (CPHR) and is an active member of the CPHR BC & Yukon.

Krista Yeung. Krista Yeung was appointed as Atlas Corp.’s Vice President Finance in March 2020. Ms. Yeung is a seasoned executive with over 15 years of experience.  Previous to her current position, she has had various roles with Seaspan, including Corporate Controller and Vice President Accounting. She graduated with a Bachelor of Commerce from the University of British Columbia. Ms. Yeung is a Chartered Professional Accountant (CPA, CA) and prior to joining Seaspan she articled at KPMG LLP.

Alistair Buchanan. Alistair Buchanan was appointed as a director of Atlas Corp. effective February 2020. Mr. Buchanan has been a non-executive director of Thames Water, where he chairs the strategy committee and serves on the audit committee, since 2018. Mr. Buchanan has served as a non-executive director of Electricity North West, where he is a member of the Valuation Committee, since 2018, and WH Ireland plc, where he chairs its Audit Committee, since 2019. Mr. Buchanan joined KPMG U.K. as a partner in 2013 and chaired KPMG’s U.K. power & utilities practice from 2013 to 2018. From 2003 to 2013, Mr. Buchanan was the Chief Executive Officer of the Office of Gas and Electricity Markets (Ofgem), a non-ministerial government department, which serves as the U.K.’s gas and electricity markets regulator. Prior to Ofgem, Mr. Buchanan worked in the financial sector with leading investment banks, as Head of Research, in London and New York. Mr. Buchanan served as a Council member of Durham University and Chair of the University’s Remuneration Committee from 2008 to 2012. Previously, he was a non-executive director of Scottish Water from 2006 to 2008. Mr. Buchanan received the CBE medal from the Queen in 2008 with the citation being: “for services to the development of energy policy.” Mr. Buchanan received B.A., Politics (Honors) from St. Chad’s College, Durham University. Mr. Buchanan qualified as a Chartered Accountant with KPMG and became a Fellow of the Institute (FCA) in 1994.

Lawrence Chin. Lawrence Chin was appointed as a director of Atlas Corp. in November 2019 and served as a director of Seaspan from April 2018 to March 2020.  Mr. Chin is a member of the Compensation and Governance Committee of Atlas Corp. Mr. Chin has over 20 years of experience in global capital markets, and has served as managing director of Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax, since 2016, overseeing Asian and North American investments. Previous to this, he spent 17 years in leadership positions at Mackenzie Cundill Investments. From 2010 to 2016, as senior vice president and co-team lead, Mr. Chin co-led the Cundill brand, overseeing approximately US$10 billion in global assets. From 2008 to 2010, in his role as vice president, portfolio manager and head of research, he managed the company’s research department and was the lead portfolio manager of over US$3 billion in assets. From 1999 to 2008, he held the position of partner, analyst, at Cundill Investments prior to its sale to Mackenzie Investments in 2006. Mr. Chin is a CFA charterholder, and holds a Bachelor of Business Administration from Simon Fraser University.

John C. Hsu.  John C. Hsu was appointed a director of Atlas Corp. in November 2019 and a director of Seaspan in April 2008. Mr. Hsu is a member of the Audit Committee of Atlas Corp.  For generations, Mr. Hsu’s family has owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group. Currently, Mr. Hsu is a director of his family’s single family office, OSS Capital, as well as a director of Isola Capital, a multifamily office based in Hong Kong that manages direct investments in private equity. From 2008 to 2012, he was the chairman of TSSI Inc. (a Taiwan-based surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund of U.S. listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. He is also fluent in Japanese and Mandarin.

Nicholas Pitts-Tucker.  Nicholas Pitts-Tucker was appointed as a director of Atlas Corp. in November 2019 and served as a director of Seaspan from April 2010 to March 2020.  Mr. Pitts-Tucker is Chair of the Audit Committee of Atlas Corp. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton. Mr. Pitts Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Lawrence Simkins. Larry Simkins was appointed as a director of Atlas Corp. in November 2019 and served as a director of Seaspan from April 2017 to March 2020.  Mr. Simkins is Chair of the Compensation and Governance Committee and a member of the Executive Committee of Atlas Corp. Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of Seaspan’s largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 10,000 people worldwide, generating nearly US$3 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former Director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council, and as co-chair of Governor Bullock’s Main Street Montana Project. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

Stephen Wallace. Stephen Wallace was appointed as a director of Atlas Corp. in November 2019 and served as a director of Seaspan from April 2018 to March 2020.  Mr. Wallace is a member of the Audit Committee of Atlas Corp.  Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until December 31, 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. He currently sits on three private sector boards (including energy and large-scale facilities management services), as well as several charitable organizations. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

B.     Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2019, each non-employee member of the Seaspan board of directors received the following annual retainers and fees.  Each non-employee director received an annual cash retainer of $70,000.  The chair of the audit committee received an annual payment of $20,000 and each other member of the audit committee received an annual payment of $10,000 for the regular quarterly committee meetings.  The chair of the compensation and governance committee received an annual payment of $20,000 and each other member of the compensation and governance committee, other than David Sokol, received an annual payment of $10,000 for the regular quarterly committee meetings.  Each audit committee member and each compensation and governance committee member, other than David Sokol, also received a payment of $1,500 for each additional committee meeting attended during the calendar year.  The members of the executive committee did not receive any fees in respect of their membership on the executive committee.

All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, also received a payment of $1,500 per meeting.

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of our board of directors or any committee.

For services during the years ended December 31, 2019 and 2018, Seaspan directors and management, 14 persons in 2019 and 18 persons in 2018, received aggregate cash compensation of approximately $5.8 million and $5.6 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude equity-based compensation paid to our directors and management as described below.

Equity Incentive Plan

In December 2005, Seaspan’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the “Seaspan Plan”), which was administered by Seaspan’s board of directors and, under which its officers, employees and directors could be granted options, restricted shares, phantom share units and other stock based awards as determined by the Seaspan board of directors. In December 2017, the Seaspan Plan was amended and restated to increase the number of common shares reserved for issuance under the Seaspan Plan from 3,000,000 to 5,000,000.

Upon consummation of the Reorganization, Atlas Corp. assumed Seaspan’s equity based compensation plans, including the Seaspan Plan. Awards previously granted under the Seaspan Plan are now exercisable for Atlas Corp. common shares instead of Seaspan common shares.

In 2018, Mr. Chen, our CEO, received a restricted stock grant of 500,000 common shares to vest over a five-year period based on performance, as determined by the board in an amount not more than 100,000 shares annually on a cumulative basis, and stock options to acquire 500,000 common vesting to a maximum amount each year over five years. On February 28, 2019, Mr. Chen was granted 123,371 common shares, vesting in three equal tranches on February 28 of 2019, 2020 and 2021.

On January 1, 2019, each of Seaspan’s non-employee directors was awarded 13,480 restricted shares, which vested on January 1, 2020.  In 2019, Seaspan also granted an aggregate 31,065 unrestricted Seaspan common shares to as executive officers, other than Mr. Chen of which, certain of these grants vested immediately, with the remainder vesting on February 28 of 2020 and 2021. In addition, 40,000 restricted Seaspan common shares, which shares vest 18 months after the date of grant, were granted to an executive officer, other than Mr. Chen.

Seaspan Ship Management Limited (“SSML”) has a Cash and Equity Bonus Plan (“CEBP”) under which its key employees are eligible to receive awards comprised of 2/3 cash and 1/3 common shares under the Seaspan Plan. The purpose of the CEBP is to align the interests of SSML’s management with the interests of Atlas (or, prior to consummation of the Reorganization, of Seaspan). In 2019, SSML granted awards to executive officers under the CEBP comprised of an aggregate of less than $0.1 million cash and 3,269 common shares. Unvested awards granted prior to the Reorganization will vest and be paid out in common shares of Atlas and otherwise accordance with the terms of the plan.

C.     Board Practices

General

As of March 10, 2020, the Atlas Corp. board of directors consisted of eight members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.

Our board of directors has determined that each of the current members of our board of directors, other than Bing Chen, have no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a material relationship with us, and is, therefore, independent from management.

The independent directors on our board considered the independence of Mr. Chin in light of the fact that he serves as managing director Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax, our largest shareholder, as well as the independence of Mr. Sokol and Mr. Simkins, in light of their relationships with Dennis Washington, who controls entities that together represent our second largest shareholder, and determined that each of Messrs. Chin, Sokol and Simkins is an independent director in accordance with Atlas independent director standards.

Committees

The Atlas Corp. board currently has, and prior to the Reorganization the Seaspan board had, three committees, including an audit committee, a compensation and governance committee and an executive committee. The membership of the committees during 2019 and the function of each of the committees are described below.  Each of the committees operates under a written charter adopted by the board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.atlascorporation.com.

During 2019, the Seaspan board held six meetings, the audit committee held four meetings, the compensation and governance committee held five meetings, and the executive committee held no meetings.

The audit committee of the board is composed entirely of directors who currently satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. As of the date hereof, the audit committee members are Nicholas Pitts-Tucker (chair), John Hsu and Stephen Wallace. All members of the committee are financially literate, and our board of directors determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) potential conflicts and related party transactions.

The compensation and governance committee of the board consists of Lawrence Simkins (chair), David Sokol and Lawrence Chin. The compensation and governance committee is tasked with: (1) reviewing, evaluating and approving our agreements, plans, policies and programs to compensate our officers and directors; (2) reporting on executive compensation, which is included in our proxy statement; (3) otherwise discharging the board’s responsibilities relating to the compensation of our officers and directors; (4) assisting the board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the board; and (5) performing such other functions as the board may assign to the committee from time to time.

The executive committee of our board was established to support the efficient functioning of the board by identifying, evaluating and coordinating, on behalf of the board, such matters as the committee determines should be preliminarily considered by the committee prior to consideration of such matters by the full board, and advising the board on such matters. Such matters include (1) succession planning for our CEO, executive officers and members of senior management, (2) advising senior management with respect to capital formation and liquidity needs, (3) aiding the board in handling matters as to which, subject to applicable law, the board may expressly delegate authority to approve to the committee from time to time and (4) reviewing and providing input to senior management regarding material corporate policies. As of the date hereof, the executive committee consists of David Sokol (chair), Bing Chen and Lawrence Simkins.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies are that (1) we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction, and (2) our board of directors, rather than a separate nominating committee of independent directors, evaluates and approves our director nominees.

Unlike domestic companies listed on the NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that all of our directors, other than Bing Chen, satisfy the NYSE’s independence standards for domestic companies.

D.     Employees

As of December 31, 2019, approximately 4,400 seagoing staff serve on the vessels that we manage and approximately 300 staff serve on shore.

E.     Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common shares by:

•	each of our current directors;
•	each of our current executive officers; and
•	all our current directors and current executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us on, or prior, to March 10, 2020.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
David Sokol	3,500,000	1.4%
Bing Chen	*	*
Ryan Courson	*	*
Tina Lai	*	*
Krista Yeung	*	*
Alistair Buchanan	*	*
Lawrence Chin	*	*
John Hsu	*	*
Nicholas Pitts-Tucker(2)	*	*
Lawrence Simkins	*	*
Stephen Wallace	*	*
All directors, executive officers, senior management and key employees as a group (11 persons)(3)	4,137,728	1.7%

(1)	Percentages are based on 246,741,499 common shares that were issued and outstanding on March 10, 2020.

(2)

The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or prior to March 6, 2020.

(3)

Includes an aggregate 200,000 common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018.Please see note 15 to our consolidated financial statements included in this Annual Report for a description of these awards.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common shares by each person known by us to be a beneficial owner of more than 5% of the common shares. The information provided in the table is based on information filed with the SEC and on information provided to us on or about March 10, 2020.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Fairfax Financial Holdings Limited(2)	125,573,798	46.2%
Dennis R. Washington(3)	45,451,493	18.4%
Copper Lion, Inc.(4)	14,007,238	5.7%

(1)

Percentages are based on the 246,741,499 common shares that were issued and outstanding on March 10, 2020; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on March 10, 2020 plus 25,000,000 common shares issuable upon the exercise of warrants held by affiliates thereof.

(2)

The number of common shares shown for Fairfax Financial Holdings Limited consists of 100,573,798 common shares and warrants exercisable for up to 25,000,000 common shares. As of the date hereof, Fairfax Financial Holdings Limited has not exercised any of such warrants. This information is based on SEC filings and information provided by Fairfax Financial Holdings Limited and certain affiliates on or before March 9, 2020. The information lists other affiliated individuals and entities that beneficially own all or a portion of the 100,573,798 common shares beneficially owned by Fairfax Financial Holdings Limited. The information reports that an additional 678,021 common shares which are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) and The One Zero Nine Holdco Limited, and 231,922 common shares are beneficially owned by The Sixty Three Foundation, a registered Canadian charitable foundation to which Fairfax contributes to fund charitable donation, which total shares represent 46.5% of outstanding Atlas common shares (including the 25,000,000 shares issuable upon exercise of the warrants described in this note).

(3)

The number of Atlas common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC (“Deep Water”) and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about February 4, 2020. Lawrence R. Simkins, the manager of Deep Water and a director of Atlas, has voting and investment power with respect to Atlas common shares held by Deep Water.

(4)

The number of Atlas common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about February 4, 2020. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls Atlas’ second largest shareholder. Lawrence R. Simkins, a director of Atlas, is a director of Copper Lion, Inc.

In connection with the acquisition of APR Energy, Fairfax received an aggregate 23,418,798 common shares of Atlas in consideration of its equity interests in Apple Bidco Limited and in settlement of indebtedness owing to Fairfax by Apple Bidco Limited at the Closing Date. Such issuance increased Fairfax’s holdings from 42.4% to 46.2% (including the 25,000,000 shares issuable upon the exercise of the warrants described above).  In addition, on the closing date of the acquisition, Atlas reserved for issuance 2,137,541 common shares to Fairfax in connection with post-closing purchase price adjustments and indemnification obligations of the sellers, including Fairfax.  Please read “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in 2019 and 2020—Acquisition of APR Energy.”

Our major holders of common shares do not have different voting rights than other holders of our common shareholders.

As of March 10, 2020, a total of 53,004,202 of our common shares were held by 37 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.     Related Party Transactions

From time to time, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included agreements relating to the provision of services by certain of our directors and executive officers, the sale and purchase of our common and preferred equity securities, Seaspan’s private placements with affiliates of Fairfax Financial Holdings Limited (the transaction by which they became a related party), our acquisition of APR Energy (see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Acquisition of APR Energy and Fairfax Investment.”) and other matters. We may enter into related party transactions from time to time in the future. Our board has an audit, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.

David Sokol, chairman of our board, is a director of certain of The Washington Companies and also a director of Copper Lion Inc. The Washington Companies is a group of privately held companies owned by Dennis R. Washington, who controls entities that together represent our second largest shareholder.  Copper Lion, Inc., one of our significant shareholders, is the trustee of certain trusts of which sons of Dennis R. Washington are beneficiaries.

Lawrence Simkins, one of our directors, serves as the chief executive officer and president of certain of The Washington Companies and as manager of Deep Water Holdings LLC, and as a director on multiple private company boards with David Sokol.  He is a member of the board of directors of Copper Lion, Inc.

Lawrence Chin, one of our directors, also serves as a managing director of Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax. Fairfax is currently our largest shareholder. Mr. Chin is one of the appointees to our board by the holders of the Fairfax Notes.

Stephen Wallace, one of our directors, is the other appointee to our board by the holders of the Fairfax Notes. Mr. Wallace has no employment relationship with Fairfax.  Mr. Wallace served as a director of APR Energy prior to the APR Energy acquisition.

Employment Agreement with Current CEO Bing Chen

In October 2017, we entered into an employment agreement with Mr. Bing Chen to serve as our chief executive officer; this agreement was amended in August 2018 (as amended and restated, the “Employment Agreement”).  Mr. Chen commenced service as Seaspan’s chief executive officer on January 8, 2018 and Atlas’ chief executive officer in November 2019.  The Employment Agreement provides that Mr. Chen will receive an annual base salary of approximately $1.1 million, an annual performance-based cash bonus of up to 120% of salary, a restricted stock grant of 500,000 common shares to vest over a five-year period based on performance, as determined by the board in an amount not more than 100,000 shares annually on a cumulative basis, and stock options to acquire 500,000 common shares at a price of $7.20 per share, vesting in equal tranches over five years. The restricted stock and stock options are subject to “claw-back” rights in favor of us for termination of Mr. Chen’s employment in certain circumstances.

The Employment Agreement also provides for a signing bonus and retirement plan contribution totaling approximately $0.44 million, which was made during January 2018, and limited reimbursements for moving, relocation and related expenses. Mr. Chen will be entitled to severance payments (including partial vesting of restricted stock and stock options) of approximately one year of total compensation if we terminate the Employment Agreement or his employment without “cause” or if he terminates his employment for “good reason”.  The severance payments will increase to approximately two years of total compensation for any such terminations in connection with or within 12 months after a “change of control” (as defined in the Employment Agreement).

The Employment Agreement also contains non-competition, non-solicitation, and confidentiality provisions. Cash compensation under the Employment Agreement is designated in Canadian Dollars.  However, dollar amount references included in this report are presented in U.S. Dollars, based on recent exchange rate data for Canadian Dollars.

Employment Agreements with Senior Management

Our senior managers other than Mr. Chen, including Ryan Courson, Tina Lai and Krista Yeung, have employment arrangements with SSML. For more information about these employment agreements, see “Risk Factors — Risks Related to Macroeconomic Conditions and the Shipping Industry — We depend on our key personnel”.

Private Placements of Notes and Warrants with Fairfax

During 2018, 2019 and 2020, Fairfax completed a series of investments in Seaspan.  For more information about these investments, see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in 2019 – 2020 - Fairfax Investment.” Our chairman David Sokol serves on a charitable board with Prem Watsa, the chairman and chief executive officer of Fairfax Financial Holdings Limited. Mr. Sokol and certain affiliates of Fairfax Financial Holdings Limited have significant investments in a North American-based consumer products business. Fairfax became a related party as a result of the 2018 and 2019 private placements.

If the 25,000,000 warrants that were issued to Fairfax in July 2018 were exercised in full, as of December 31, 2019, Fairfax’s shareholdings, including shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 46.5% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax.

Registration Rights Agreements

In connection with Seaspan’s initial public offering, 2009 issuance of Series A preferred shares, acquisition of GCI, acquisition of SMSL in 2012, the August 2017 private placement of common stock to David Sokol, and the First and Second Fairfax Investments, Seaspan entered into one or more registration rights agreements pursuant to which it agreed to file, subject to the terms and conditions of the applicable registration rights agreements, registration statements under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Shareholders entitled to such registration rights include, among others, entities affiliated with Dennis R. Washington, his son Kyle R. Washington, a former member our board, David Sokol, chairman of our board, and Fairfax. The registration rights agreements give the counterparties piggyback registration rights allowing them to participate in certain offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

Item 8.	Financial Information

A.     Financial Statements and Other Financial Information

Please see Item 18 below.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity.  From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims.  We expect that these claims would be covered by insurance, subject to customary deductibles.  Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

Our quarterly dividend is $0.125 per common share. We intend to use a significant portion of our internally generated cash flow to fund our capital requirements and reduce our debt levels, and the dividend policy adopted by our board contemplates the distribution of a portion of our cash available to pay dividends on our common shares. We offer a dividend reinvestment plan for common shareholders which provides shareholders with the opportunity to purchase additional common shares at a discount from the market price, as described in the prospectus for this plan.

Our board could modify or revoke our dividend policy at any time. Even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy, and the decision to make any distribution, will remain at all times entirely at the discretion of our board. Accordingly, there can be no assurance that Atlas Corp. will continue to pay regular quarterly dividends on our common shares at the current amount, or at all.

There are a number of factors that could affect the dividends on our common shares in the future. Many of these factors could also affect our ability to pay dividends on our preferred shares. As a result of these factors, you may not receive dividends based on current amounts or at all. These factors include, among others, the following:

•	as a holding company, Atlas Corp. will depend on Seaspan’s and APR Energy’s ability to pay dividends to Atlas Corp.;
•

Seaspan and APR Energy may not have enough cash to pay dividends due to changes in their operating cash flow, capital expenditure requirements, credit and other financing arrangements repayment obligations, working capital requirements and other cash needs;

•	Seaspan’s ability to pay dividends to Atlas Corp. is dependent upon the charter rates on new vessels and those obtained upon the expiration of our existing charters;
•

the amount of dividends that Seaspan and APR Energy may distribute to Atlas Corp. is limited by restrictions under Seaspan’s and APR Energy’s credit and lease facilities, the Notes, and Seaspan’s and APR Energy’s future indebtedness could contain covenants that are even more restrictive;  in addition, Seaspan’s credit and lease facilities and the Notes require Seaspan to comply with various financial covenants, and Seaspan’s credit and lease facilities and the Notes prohibit the payment of dividends if an event of default has occurred and is continuing thereunder or if the payment of the dividend would result in an event of default;

•	Atlas Corp.’s ability to pay a cash dividend on Atlas Corp. common shares may be limited under debt instruments issued by Atlas Corp. in the future;
•	the amount of dividends that we may distribute is subject to restrictions under Marshall Islands Law; and
•	our common shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

In addition, Seaspan’s ability to pay a cash dividend on Atlas Corp. common shares that is greater than $0.50 per share annually, when aggregated with all other cash dividends paid per Atlas Corp. common share in the preceding 360 days, may be limited under a restricted payments basket included in the indentures governing the Fairfax Notes.

All dividends are subject to declaration by our board.  Our board may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot provide assurance that we will pay, or be able to pay, regular quarterly dividends in the amounts and manner stated above.

Please read “Item 3. Key Information—D. Risk Factors— Risks Related to Macroeconomic Conditions and the Shipping Industry” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.

B.     Significant Changes

None.

Item 9.	The Offer and Listing

Not applicable.

Item 10.	Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Our amended and restated articles of incorporation and our amended and restated bylaws, as well as our Series D Statement of Designation, Series E Statement of Designation, Series G Statement of Designation, Series H Statement of Designation and Series I Statement of Designation were previously filed as Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7, respectively, to our Form 6-K furnished to the SEC on February 27, 2020 and are hereby incorporated by reference into this Annual Report.  In addition, a summary of the material terms of our common shares and preferred shares was filed as Exhibit 99.1 to our Form 6-K furnished to the SEC on February 27, 2020 and is hereby incorporated by reference into this Annual Report. Under the BCA, the Statements of Designation are deemed amendments to our articles of incorporation.  Our amended and restated articles of incorporation, Statements of Designation and our amended and restated bylaws have also been filed with the Registrar of Corporations of the Republic of the Marshall Islands.

The necessary actions required to change the rights of shareholders, and the conditions governing the manner in which annual general meetings and special meetings of shareholders, are convened are described in our bylaws.

C.     Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Form of Indemnification Agreement between Atlas Corp. and each of its directors and officers filed herewith.

(b) Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005, previously filed as Exhibit 10.1 to Seaspan Corporation’s Amendment No. 2 to Form F-1, filed with the SEC on August 4, 2005.

(c) Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009, previously filed as Exhibit 10.3 to Seaspan Corporation’s Form 6-K, furnished to the SEC on February 2, 2009.

(d) Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007, previously filed as Exhibit 99.1 to Seaspan Corporation’s Form 6-K/A, furnished to the SEC on October 10, 2007.

(e) Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 20-F, filed with the SEC on March 30, 2011.

(f) U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch, previously filed as Exhibit 99.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on August 9, 2007.

(g) Registration Rights Agreement by and among Seaspan Corporation and the investors named therein , dated January 27, 2012, previously filed as Exhibit 4.5 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 30, 2012.

(h) Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol, previously filed as Exhibit 10.1 to Seaspan’s Form 6-K (File No. 1-32591), filed with the SEC on August 23, 2017.

(i) Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, filed with the SEC on October 12, 2017.

(j) First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, filed with the SEC on October 12, 2017.

(k) Second Supplemental Indenture, dated February 14, 2018, among Seaspan Corporation, the Guarantors (as defined therein) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, filed with the SEC on February 15, 2018.

(l) Warrant Agreement, dated February 14, 2018, among Seaspan Corporation and each of the investors specified on the signature page thereto, previously filed as Exhibit 4.3 to Seaspan’s Form 6-K, filed with the SEC on February 15, 2018.

(m) Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.4 to Seaspan’s Form 6-K, filed with the SEC on February 15, 2018.

(n) Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the Subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, file with the SEC on February 22, 2018.

(o) Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, filed with the SEC on February 22, 2018.

(p) Agreement and plan of merger, dated as of March 13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC, previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, furnished to the SEC on March 14, 2018.

(q) Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC, Tiger Management Limited and Blue Water Commerce, LLC, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, furnished to the SEC on March 14, 2018.

(r) Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Deep Water Holdings, LLC, previously filed as Exhibit 4.7 to Seaspan’s Form 6-K, furnished to the SEC on March 14, 2018.

(s) Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Blue Water Commerce, LLC, previously filed as Exhibit 4.3.1 to Seaspan’s Form 6-K, furnished to the SEC on March 14, 2018.

(t) Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Greater China Industrial Investments LLC, previously filed as Exhibit 4.3.2 to Seaspan’s Form 6-K, furnished to the SEC on March 14, 2018.

(u) Put Right Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Tiger Management Limited, previously filed as Exhibit 4.3.3 to Seaspan’s Form 6-K, furnished to the SEC on March 14, 2018.

(v) Subscription Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Blue Water Commerce, LLC and Deep Water Holdings, LLC, previously filed as Exhibit 4.6 to Seaspan’s Form 6-K, furnished to the SEC on March 14, 2018.

(w) Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.5 to Seaspan’s Form 6-K, furnished to the SEC on March 30, 2018.

(x) Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.6 to Seaspan’s Form 6-K, furnished to the SEC on March 30, 2018.

(y) Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.7 to Seaspan’s Form 6-K, furnished to the SEC on March 30, 2018.

(z) Seaspan Investment Pledge Agreement, dated as of March 26, 2018, between Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Seaspan’s Form 6-K, furnished to the SEC on March 30, 2018.

(aa) Registration Rights Agreement Joinder, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein, dated as of March 26, 2018, by Seaspan Investment I Ltd, previously filed as Exhibit 4.9 to Seaspan’s Form 6-K, furnished to the SEC on March 30, 2018.

(bb) Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Seaspan’s Form 6-K, furnished to the SEC on June 11, 2018.

(cc) Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent, previously filed as Exhibit 4.9 to Seaspan’s Form 6-K, furnished to the SEC on June 11, 2018.

(dd) Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Seaspan’s Form 6-K, furnished to the SEC on July 16, 2018.

(ee) Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 4.9 to Seaspan’s Form 6-K, furnished to the SEC on July 16, 2018.

(ff) Registration Rights Agreement, dated July 16, 2018, by and between Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 4.10 to Seaspan’s Form 6-K, furnished to the SEC on July 16, 2018.

(gg) First Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 8, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, furnished to the SEC on August 13, 2018.

(hh) Second Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 4.3 to Seaspan’s Form 6-K, furnished to the SEC on September 4, 2018.

(ii) Underwriting agreement, dated as of September 12, 2018, by and among Seaspan Corporation, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC, UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated and Citigroup Global Markets Inc., as underwriters, pursuant to which Seaspan Corporation agreed to sell an aggregate of 6,000,000 of its Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, previously filed as Exhibit 1.1 to Seaspan’s Form 6-K, furnished to the SEC on September 19, 2018.

(jj) Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 1.1 to Seaspan’s Form 6-K, furnished to the SEC on January 14, 2019.

(kk) Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.9 to Seaspan’s Form 6-K, furnished to the SEC on January 17, 2019.

(ll) Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.10 to Seaspan’s Form 6-K, furnished to the SEC on January 17, 2019.

(mm) Warrant Agreement, dated January 15, 2019, by and between Seaspan Corporation and the investors specified therein, previously filed as Exhibit 4.11 to Seaspan’s Form 6-K, furnished to the SEC on January 17, 2019.

(nn) Registration Rights Agreement, dated January 15, 2019, by and among Seaspan Corporation, the guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.12 to Seaspan’s Form 6-K, furnished to the SEC on January 17, 2019.

(oo) Credit Agreement, dated May 15, 2019, by and among, inter alia, Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, and Citibank, N.A., as administrative agent, previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, furnished to the SEC on May 16, 2019.

(pp) Intercreditor and Proceeds Agreement, dated May 15, 2019, by and among Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as primary guarantor, certain subsidiaries guarantors from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association and Citibank, N.A., previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, furnished to the SEC on May 16, 2019.

(qq) Agreement and Plan of Merger, dated November 20, 2019, by and among Seaspan Corporation, Atlas Corp. and Seaspan Holdco V Ltd., previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, furnished to the SEC on November 22, 2019.

(rr) Acquisition Agreement, dated November 20, 2019, by and among the sellers party thereto, Apple Bidco Limited, Seaspan Corporation, Atlas Corp. and Fairfax Financial Holdings Limited, as the seller representative, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, furnished to the SEC on November 22, 2019.

(ss) Amendment No. 1 to the Agreement and Plan of Merger, dated December 31, 2019, by and among  Seaspan Corporation, Atlas Corp. and Seaspan Holdco V Ltd., previously filed as Exhibit 2.2 to Atlas Corp.’s Amendment No. 1 to Registration Statement on Form 4-F, filed with the SEC on December 31, 2019.

(tt) Thirteenth Supplemental Indenture, dated January 13, 2020, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.13 to Seaspan’s Form 6-K, furnished to the SEC on January 14, 2020.

(uu) Amendment and Waiver to Acquisition Agreement, dated February 21, 2020, by and among Apple Bidco Limited, Atlas Corp., Fairfax Financial Holdings Limited, in its capacity as the “Seller Representative”, and the other Parties listed on the signature pages attached hereto, previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, furnished to the SEC on February 26, 2020.

(vv) Fourteenth Supplemental Indenture, dated February 28, 2020, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.14 to Atlas’ Form 6-K, furnished to the SEC on March 10, 2020.

(ww) Credit Agreement, dated February 28, 2020, by and among, inter alia, APR Energy, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, filed herewith.

(xx) Intercreditor and Proceeds Agreement, dated February 28, 2020, by and among APR Energy, LLC, as borrower, certain affiliates of the borrower from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association and Citibank, N.A., filed herewith.

(yy) APR Guaranty, dated February 28, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, filed herewith.

(zz) Registration Rights Agreement, dated February 28, 2020, by and among Atlas Corp. and the investors specified therein, filed herewith.

(aaa) Credit Agreement, dated March 6, 2020, by and among, inter alia, APR Energy, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, filed herewith.

(bbb) APR Guaranty, dated March 6, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, filed herewith.

(ccc) Amendment Side Letter to Credit Agreement, dated as of March 19, 2020, by and among APR Energy, LLC, as Borrower, Atlas Corp., as Parent Guarantor, and Citibank, N.A., as Administrative Agent, filed herewith.

D.     Exchange Controls

We are not aware of any governmental laws, decrees or regulations in the Republic of the Marshall Islands that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our articles of incorporation and bylaws.

E.     Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to our shareholders.  This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, shareholders that own, directly, indirectly or constructively, 10% or more of our shares (by vote or value), or former citizens or long-term residents of the United States) or shareholders that hold our shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders.  Accordingly, statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our shares.

U.S. Federal Income Taxation of the Reorganization

We intend to take the position that the Reorganization constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code.  For details on the U.S. federal income tax consequences of the Reorganization, please refer to the proxy statement/prospectus dated January 29, 2020 filed by Seaspan Corporation pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1933.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our shares that is for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder); (b) a corporation, or other entity taxable as a corporation that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (“PFICs”), below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. However, U.S. Holders that are corporations owning at least 10% in vote or value of our stock may be able to deduct a “foreign-source portion” (that is, an amount which bears the same ratio to the dividend as our undistributed foreign-earnings bear to our total undistributed earnings) of the dividend received from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares should be treated as foreign source income.

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our publicly traded shares by a U.S. Holder who is an individual, trust or estate, or a Non-Corporate U.S. Holder, generally will be treated as qualified dividend income that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year). Any dividends received with respect to our publicly traded shares not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s, or 5% of a preferred shareholder’s, adjusted tax basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion of PFICs below, a U.S. Holder who is not a CFC Shareholder, as discussed below, generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise, and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of our shares by vote or value) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We believe that we and our non-U.S. corporate subsidiaries will be treated as CFCs in 2019 as a result of the total direct, indirect, and constructive ownership of us by 10% CFC Shareholders. It is unclear whether we would be treated as a CFC in future years.

CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). U.S. persons who own or may obtain a substantial interest in us should consult their tax advisors with respect to the implications of being treated as a CFC Shareholder and the effect of changes to the rules governing CFC Shareholders made by the recently enacted legislation commonly known as the “Tax Cuts and Jobs Act.”

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change if we are a CFC.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S.  corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our shares.  A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). The U.S. Holder’s tax basis in our shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our shares would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares) and (b) any gain realized on the sale, exchange or other disposition of our shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our shares;
•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and
•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which (a) a U.S. Holder owns shares, (b) we are a PFIC and (c) the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our shares. In addition, if a U.S. Individual Holder dies while owning our shares, such U.S. Individual Holder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
Medicare Tax on Unearned Income

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our shares.

U.S. Return Disclosure Requirements for U.S. Individual Holders

Generally, U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a non-U.S. Holder.

Distributions

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non- U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a trade or business within the United States and the disposition of shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of our shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Material Marshall Islands Tax Considerations

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our shareholders. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares, and our shareholders will not be required by the Republic of the Marshall Islands to file a tax return relating to the shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Material Canadian Federal Income Tax Considerations

The following discussion is a summary of the material Canadian federal income tax consequences under the Canada Tax Act, as of the date of this Annual Report, that we believe are relevant to holders of shares who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty), resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). This disclosure may not apply to United States limited liability companies or to insurers; accordingly, such holders should consult their own tax advisors.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This conclusion is based upon the assumptions that Atlas Corp. is not, and is not deemed for any purpose of the Canada Tax Act to be, a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company—Canadian Taxation” for a further discussion of the tax consequences of us becoming a resident of Canada.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Material U.K. tax Considerations

The following discussion is a summary of the material U.K. tax considerations under current U.K. tax law and HM Revenue & Customs (“HMRC”) published practice applying as at the date of this Annual report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of Atlas shares by non-U.K. tax resident holders of Atlas shares. It does not constitute legal or tax advice to any particular shareholder and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of shares, or all of the circumstances in which holders of Atlas shares may benefit from an exemption or relief from U.K. taxation. It is understood that Atlas does not (and will not) derive 75% or more of its qualifying asset value from U.K. land, and that, Atlas is solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime.

This guide may not relate to certain classes of shareholders, such as (but not limited to):

•	persons who are connected with the company;
•	financial institutions;
•	insurance companies;
•	charities or tax-exempt organizations;
•	collective investment schemes;
•	pension schemes;
•	market makers, intermediaries, brokers or dealers in securities;
•	persons who have (or are deemed to have) acquired their shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•	individuals who are subject to U.K. taxation on a remittance basis.

THESE PARAGRAPHS ARE A SUMMARY OF MATERIAL U.K. TAX CONSIDERATIONS RELATING TO THE HOLDING OF ATLAS SHARES AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ATLAS SHARES OBTAIN ADVICE AS TO THE CONSEQUENCES OF OWNERSHIP AND DISPOSAL OF ATLAS SHARES IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-U.K. RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.

Dividends; Withholding Tax

Dividends paid by Atlas will not be subject to any withholding or deduction for or on account of U.K. tax.

Income Tax

An individual holder of Atlas shares who is not resident for tax purposes in the U.K. will not be chargeable to U.K. income tax on dividends received from Atlas unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

Corporation Tax

A corporate holder of shares who is not resident for tax purposes in the U.K. will not be chargeable to U.K. corporation tax on dividends received from Atlas unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the shares are attributable.

Chargeable Gains

A holder of Atlas shares who is not resident for tax purposes in the U.K. will not generally be liable to U.K. capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of Atlas shares unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment to which the shares are attributable. However, an individual holder of Atlas shares who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of Atlas shares during that period may be liable, on his or her return to the U.K., to U.K. tax on any capital gain realized (subject to any available exemption or relief).

Stamp duty and stamp duty reserve tax (SDRT)

No U.K. stamp duty or stamp duty reserve tax (“SDRT”) will be payable on the issuance of Atlas shares. U.K. stamp duty will generally not need to be paid on a transfer of Atlas shares, and no U.K. SDRT will be payable in respect of any agreement to transfer Atlas shares unless they are registered in a register kept in the U.K. by or on behalf of Atlas. It is not intended that such a register will be kept in the U.K. The statements in this paragraph summarize the current position on stamp duty and SDRT and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates. In particular, this paragraph does not consider where shares are issued or transferred to clearance services or depository receipt issuers.

F.     Dividends and Paying Agents

Not applicable.

G.     Statements by Experts

Not applicable.

H.     Documents on Display

Documents concerning us that are referred to herein may be inspected at the offices of Seaspan Ship Management Ltd. at 2600-200 Granville Street, Vancouver, British Columbia.  Those documents electronically filed with the SEC may be obtained from the SEC’s website at www.sec.gov or from the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C.  20549.  Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.  Copies of documents can be requested from the SEC public reference rooms for a copying fee.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations.  We use interest rate swaps to manage interest rate price risks.  We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2019, our variable-rate credit facilities totaled $2.61 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $0.7 billion.  These interest rate swaps have a fair value of $49.3 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2019 that are sensitive to changes in interest rates.  Please see notes 9 and 11 to Seaspan’s consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In Millions of USD	2020	2021	2022	2023	2024	Thereafter
Credit facilities(1)	$353.5	$290.5	$528.9	$301.7	$998.3	$140.8
Lease facilities(2)	31.5	32.0	32.6	33.2	26.2	255.1
Operating leases(3)	151.7	152.4	146.9	147.5	150.1	351.6

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of December 31, 2019, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of December 31, 2019 (in millions of USD)	Maximum Notional Amount(1) (in millions of USD)	Effective Date	Ending Date
5.4200%	$333.2	$333.2	September 6, 2007	May 31, 2024
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
5.6000%	108.0	108.0	June 23, 2010	December 23, 2021	(2)

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amounts over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

On August 30, 2019, one of the Company’s interest rate swap counterparties exercised its termination right for early settlement. Upon termination, the Company made a payment of $97,955,000, equal to the fair value liability at the date of settlement, plus an additional amount in accrued interest.

Counterparties to these financial instruments may expose us to credit-related losses in the event of nonperformance. As of December 31, 2019, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by our counterparties in the fair value of our financial instruments as of December 31, 2019. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), management of Atlas Corp. and Seaspan has evaluated, with the participation of each of Atlas Corp.’s and Seaspan’s chief executive officer and chief financial officer, the effectiveness of Atlas Corp.’s and Seaspan’s disclosure controls and procedures as of the end of the period covered by this Annual Report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each Atlas Corp. and Seaspan was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, the chief executive officer and chief financial officer of each of Atlas Corp. and Seaspan have concluded that, as of December 31, 2019, the end of the period covered by this Annual Report, Atlas Corp.’s and Seaspan’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The management of Atlas Corp. and Seaspan is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, the chief executive officer and chief financial officer of each of Atlas Corp. and Seaspan and effected by their respective board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and members of the board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of Atlas Corp.’s and Seaspan’s internal control over financial reporting as of December 31, 2019 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that Atlas Corp.’s and Seaspan’s internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of each of Atlas Corp.’s and Seaspan’s internal controls over financial reporting as of December 31, 2019 has been audited by KPMG LLP, the independent registered public accounting firm that audited each of Atlas Corp.’s and Seaspan’s December 31, 2019 consolidated annual financial statements, as stated in their report which is included in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of the chief executive officer and chief financial officer of each of Atlas Corp. and Seaspan, whether any changes in Atlas Corp.’s or Seaspan’s internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, Atlas Corp.’s or Seaspan’s internal control over financial reporting.

During 2019, Seaspan implemented a new accounting system. The new accounting system was implemented to achieve a consistent and integrated financial reporting system that further strengthens Seaspan’s, and now also Atlas Corp.’s, internal control over financial reporting. There were no other significant changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect Seaspan’s internal control over financial reporting.

During 2019, there was no change to Atlas Corp.’s internal control over financial reporting that occurred during the last fiscal year that has materially affected, or is reasonably likely to materially affect, Atlas Corp.’s control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that Nicholas Pitts-Tucker qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics for all employees and directors.  This document is available under “Corporate Governance” in the Investor Relations section of our website (www.atlascorporation.com). We also intend to disclose any waivers to or amendments of our Code of Business Conduct and Ethics for the benefit of our directors and executive officers on our website.  We will provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder.  Please contact our Chief Financial Officer for any such request at 23 Berkeley Square, London, Fax Line: +44 843 320 5270.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2019 was KPMG LLP, Chartered Professional Accountants.

In 2019 and 2018, the fees billed to us by the accountants for services rendered were as follows:

	2019	2018
Audit Fees	$1.0	$1.1
Tax Fees	1.4	0.4
	$2.4	$1.5

Audit Fees

Audit fees for 2019 include fees related to our annual audit, quarterly reviews and accounting consultations and audit related fees that relate to various registration statements.

Audit fees for 2018 include fees related to our annual audit, quarterly reviews and audit related fees that relate to the public offerings of our Series I Preferred Shares and various registration statements.

Tax Fees

Tax fees for 2019 and 2018 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2019 and 2018.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•

We are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction.

•	Our board of directors, rather than a nominating committee of independent directors, evaluates and approves director nominees.
Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the reports of KPMG LLP, Chartered Professional Accountants thereon, are filed as part of this Annual Report:

ATLAS CORP.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Atlas Corp. (incorporated herein by reference to Exhibit 3.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on February 27, 2020).

1.2	Amended and Restated Bylaws of Atlas Corp. (incorporated herein by reference to Exhibit 3.2 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

1.3

Statement of Designation of the 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D of Atlas Corp., dated February 27, 2020 (incorporated herein by reference to Exhibit 3.3 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

1.4

Statement of Designation of the 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E of Atlas Corp., dated February 27, 2020 (incorporated herein by reference to Exhibit 3.4 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

1.5

Statement of Designation of the 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G of Atlas Corp., dated February 27, 2020 (incorporated herein by reference to Exhibit 3.5 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

1.6

Statement of Designation of the 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H of Atlas Corp., dated February 27, 2020 (incorporated herein by reference to Exhibit 3.6 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

1.7

Statement of Designation of the Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares—Series I of Atlas Corp, dated February 27, 2020 (incorporated herein by reference to Exhibit 3.7 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

1.8	Specimen of Share Certificate of Atlas Corp. (incorporated herein by reference to Exhibit 4.1 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

1.9

Specimen of Share Certificate of 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D of Atlas Corp. (incorporated herein by reference to Exhibit 4.2 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

2.0

Specimen of Share Certificate of 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E of Atlas Corp. (incorporated herein by reference to Exhibit 4.3 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

2.1

Specimen of Share Certificate of 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G of Atlas Corp. (incorporated herein by reference to Exhibit 4.4 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

2.2

Specimen of Share Certificate of 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H of Atlas Corp. (incorporated herein by reference to Exhibit 4.5 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

2.3

Specimen of Share Certificate of Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares—Series I of Atlas Corp (incorporated herein by reference to Exhibit 4.6 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1*	Form of Indemnification Agreement between Atlas Corp. and its directors and officers.

Exhibit Number	Description

4.2

Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to Seaspan Corporation’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

4.3

Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on February 2, 2009).

4.4

Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to Seaspan Corporation’s Form 6-K/A (File No. 001-32591), furnished to the SEC on October 10, 2007).

4.5

Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 20-F (File No. 001-32591), filed with the SEC on March 30, 2011).

4.6

U.S. $920,000,000 Reducing, Revolving Credit Facility, dated August 8, 2007, among DnB Nor Bank ASA, Credit Suisse, The Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch (incorporated herein by reference to Exhibit 99.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 9, 2007).

4.7

Registration Rights Agreement, dated January 27, 2012, by and among Seaspan Corporation and certain shareholders named therein (incorporated herein by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 30, 2012).

4.8

Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol (incorporated herein by reference to Exhibit 10.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 23, 2017).

4.9

Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on October 12, 2017).

4.10

First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on October 12, 2017).

4.11

Second Supplemental Indenture, dated February 14, 2018, among Seaspan Corporation, the Guarantors (as defined therein) and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 15, 2018).

4.12

Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein (incorporated herein by reference to Exhibit 4.4 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 15, 2018).

4.13

Registration Rights Agreement Joinder, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein, dated as of March 26, 2018, by Seaspan Investment I Ltd (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

Exhibit Number	Description

4.14

Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the Subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 22, 2018).

4.15

Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 22, 2018).

4.16

Agreement and plan of merger, dated as of March  13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.17

Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC, Tiger Management Limited and Blue Water Commerce, LLC (incorporated by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.18

Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Deep Water Holdings, LLC (incorporated by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.19

Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.5 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.20

Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.6 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.21

Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.22

Seaspan Investment Pledge Agreement, dated as of March 26, 2018, between Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.23

Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on June 11, 2018).

4.24

Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on June 11, 2018).

4.25

Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.8 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

Exhibit Number	Description

4.26

Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

4.27

Registration Rights Agreement, dated July 16, 2018, by and between Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

4.28

First Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 8, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 13, 2018).

4.29

Second Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on September 4, 2018).

4.30

Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 14, 2019).

4.31

Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

4.32

Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

4.33

Registration Rights Agreement, dated January 15, 2019, by and among Seaspan Corporation, the guarantors specified therein and the investors specified therein (incorporated by reference to Exhibit 4.12 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

4.34

Credit Agreement, dated as of May 15, 2019, by and among Seaspan Holdco III Ltd., as Borrower, Seaspan Corporation, as Guarantor, the several lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Lead Bookrunner, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank, N.A., Bank of Montreal and Wells Fargo Bank, N.A., as Mandated Lead Arrangers and Bookrunners, BNP Paribas, National Australia Bank Limited and Société Générale, Hong Kong Branch, as Lead Arrangers, and Bank Sinopac, as Co-documentation Agent (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on May 16, 2019).

4.35

Intercreditor and Proceeds Agreement, dated as of May 15, 2019, by and among Seaspan Holdco III Ltd., as Borrower, Seaspan Corporation, as Primary Guarantor, the subsidiaries of the Borrower from time to time party thereto as Guarantors, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on May 16, 2019).

4.36

Eleventh Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.11 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 23, 2019).

Exhibit Number	Description

4.37

Twelfth Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.12 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 23, 2019).

4.38

Acquisition Agreement, dated as of November 20, 2019, among Seaspan Corporation, Atlas Corp., Fairfax Financial Holdings Limited and certain affiliated companies, Albright Capital Management LLC, certain other shareholders of Apple Bidco Limited, Apple Bidco Limited, Atlas Corp. and Fairfax Financial Holdings Limited, as representative of sellers (incorporated by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on November 22, 2019).

4.39

Thirteenth Supplemental Indenture, dated as of January 13, 2020, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.13 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 14, 2020).

4.40

Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on February 10, 2020).

4.41

Amendment and Waiver to the Acquisition Agreement, dated February 21, 2020, by and among Apple Bidco Limited, Atlas Corp., the entities listed on Exhibit A thereto, including Fairfax Financial Holdings Limited in its capacity as the Seller Representative, ACM Energy Holdings I Ltd., ACM Apple Holdings I, LP, JCLA Cayman Limited and Seaspan Corporation (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on February 26, 2020).

4.42	Atlas Corp. Stock Incentive Plan, as amended and restated on February 27, 2020 (incorporated herein by reference to Exhibit 4.7 to Atlas Corp’s Form 6-K, furnished to the SEC on February 27, 2020).

4.43

Fourteenth Supplemental Indenture, dated as of February 28, 2020, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.14 to Atlas Corp.’s Form 6-K, furnished to the SEC on March 10, 2020)..

4.44*

Credit Agreement, dated as of February 28, 2020, by and among APR Energy, LLC, as Borrower, Citibank, N.A., as Administrative Agent, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank N.A., Export Development Canada, Bank of Montreal, Chicago Branch and Toronto-Dominion Bank, as Mandated Lead Arrangers, and the several lenders from time to time party thereto.

4.45*

Intercreditor and Proceeds Agreement, dated as of February 28, 2020, by and among APR Energy, LLC, as Borrower, certain affiliates of APR Energy, LLC from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent.

4.46*	APR Guaranty, dated February 28, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee.

4.47*	Registration Rights Agreement, dated February 28, 2020, by and among Atlas Corp. and the investors specified therein.

4.48*

Credit Agreement, dated as of March 6, 2020, by and among APR Energy, LLC, as Borrower, Citibank, N.A., as Administrative Agent, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank N.A., as Mandated Lead Arrangers, and the several lenders from time to time party thereto.

4.49*	APR Guaranty, dated March 6, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee.

Exhibit Number	Description

4.50*	Amendment Side Letter to Credit Agreement, dated as of March 19, 2020, by and among APR Energy, LLC, as Borrower, Atlas Corp., as Parent Guarantor, and Citibank, N.A., as Administrative Agent.

8.1*	Subsidiaries of Atlas Corp.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Atlas Corp.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Atlas Corp.’s Chief Financial Officer.

12.3*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan Corporation’s Chief Executive Officer.

12.4*	Rule 13a-14(a)/15d-14(a) Certification of Seaspan Corporation’s Chief Financial Officer.

13.1*	Atlas Corp. Certification of Bing Chen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Atlas Corp. Certification of Ryan Courson, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP, relating to the Company Financial Statements

15.2*	Consent of KPMG LLP, relating to Seaspan Corporation Financial Statements

101	The following financial information from Atlas Corp.’s Report on Form 20-F for the year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL):
(a) Consolidated Balance Sheet as of December 31, 2019;
(b) Consolidated Statement of Operations for the period from the date of incorporation on October 1, 2019 to December 31, 2019;
(c) Consolidated Statement of Shareholder’s Equity for the period from the date of incorporation on October 1, 2019 to December 31, 2019;
(d) Consolidated Statement of Cash Flows for the period from the date of incorporation on October 1, 2019 to December 31, 2019;
(e) Notes to the Consolidated Financial Statements

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors

Atlas Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Atlas Corp.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2019, the related consolidated statements of operations, shareholder’s equity, and cash flows for the period from incorporation on October 1, 2019 to December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 10, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

April 10, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors

Atlas Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Atlas Corp. (the Company) as of December 31, 2019, the related consolidated statements of operations, shareholder’s equity, and cash flows for the period from incorporation on October 1, 2019 to December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from incorporation on October 1, 2019 to December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 10, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2019.

Vancouver, Canada

April 10, 2020

ATLAS CORP.

Consolidated Balance Sheet

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

December 31, 2019

2019
Liabilities and shareholder’s equity
Current liabilities:
Due to Seaspan Corporation (note 3)	$3,567
Shareholder’s equity:
Share capital:
Preferred shares; $0.01 par value; 150,000,000 shares authorized; No shares issued and outstanding	-
Common shares; $0.01 par value; 400,000,000 shares authorized; 1 share issued and outstanding	-
Deficit	(3,567)
$-

Subsequent events (note 4)

See accompanying notes to consolidated financial statements.

ATLAS CORP.

Consolidated Statement of Operations

(Expressed in thousands of United States dollars, except per share amounts)

For the period from the date of incorporation on October 1, 2019 to December 31, 2019

2019
Operating expenses:
General and administrative	$3,567

Net loss	$3,567
Loss per share
Common share, basic and diluted	$(3,567,174)

See accompanying notes to consolidated financial statements.

ATLAS CORP.

Consolidated Statement of Shareholder’s Equity

(Expressed in thousands of United States dollars, except number of shares and per share amounts)

For the period from the date of incorporation on October 1, 2019 to December 31, 2019

	Number of Common Shares	Common Shares	Deficit	Total
Balance, October 1, 2019	1	-	$-	$ -
Net loss	-	-	3,567	3,567
Balance, December 31, 2019	1	-	$3,567	$ 3,567

See accompanying notes to consolidated financial statements

ATLAS CORP.

Consolidated Statement of Cash Flows

(Expressed in thousands of United States dollars)

For the period from the date of incorporation on October 1, 2019 to December 31, 2019

2019
Cash from (used in):
Operating activities:
Net loss	$(3,567)
Cash used in operating activities	(3,567)

Financing activities:
Due to Seaspan Corporation	3,567
Cash from financing activities	3,567

Increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, date of incorporation	-
Cash and cash equivalents, end of period	$-

See accompanying notes to consolidated financial statements

ATLAS CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

For the period from the date of incorporation on October 1, 2019 to December 31, 2019

1.       General:

Atlas Corp. (“Atlas” or the “Company”) is a Republic of the Marshall Islands corporation incorporated on October 1, 2019 solely for the purpose of facilitating the holding company reorganization described below. Atlas was a direct, wholly owned subsidiary of Seaspan Corporation (“Seaspan”) for the period from the date of incorporation on October 1, 2019 to December 31, 2019.

On November 20, 2019, Atlas entered into an Agreement and Plan of Merger with Seaspan Corporation (“Seaspan”), and Seaspan Holdco V Ltd. (“Merger Sub”), a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “Reorganization”).

The Reorganization was completed subsequent to December 31, 2019 (note 4(a)).

2.       Significant accounting policies:

(a)	Basis of presentation:

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America and the following accounting policies have been consistently applied in the preparation of the financial statements.

(b)	Principles of consolidation

The accompanying consolidated financial statements include the accounts of Atlas and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(c)	Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar. Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

(d)	Recent accounting pronouncements:

Measurement of credit loss

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and net investments in leases recognized by the lessor.

The revised guidance is effective for fiscal years, excluding operating lease receivables, and interim periods within those years, beginning after December 15, 2019. Upon adoption, a cumulative effect adjustment to our deficit is made as part of the modified retrospective transition approach. The Company, reviewed its financial assets measured at amortized cost basis and net investment in lease balances to estimate CECL using historical loss, adjusted for specific factors applicable in each scenario, and concluded that the impact is immaterial.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(In United States dollars)

For the period from the date of incorporation on October 1, 2019 to December 31, 2019

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under its relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU.

3.       Related party transactions:

The Company is a limited purpose entity with no sources of cash. Therefore, it relies on Seaspan and entities under common control to finance its corporate activities. Seaspan paid administrative expenses on behalf of Atlas. For Atlas, these are non-cash transactions.

The amounts due to Seaspan Corporation may be repaid at any time at its carrying value, as no maturity date has been specified. To reflect this, it has been classified as a current liability, where the carrying value of the balance reflects its fair value.

.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(In United States dollars)

For the period from the date of incorporation on October 1, 2019 to December 31, 2019

4.      Subsequent events:

(a)

On February 27, 2020, the Reorganization was completed. In this Reorganization, common and preferred shareholders of Seaspan (the predecessor publicly held parent company) became common and preferred shareholders of Atlas, as applicable, on a one-for-one basis; maintaining the same number of shares,  ownership percentage and associated rights and privileges as they held in Seaspan immediately prior to the Reorganization. In connection with the Reorganization, Atlas assumed all obligations under Seaspan’s common share purchase warrants and equity plans.

The Reorganization was accounted for as a transaction among entities under common control and represents a change in reporting entity whereby the financial information in the consolidated annual financial statements have been assumed by Atlas on a carry-over basis. Upon completion of the reorganization, Atlas common shares are traded on the New York Stock Exchange under the ticker symbol “ATCO”.

(b)

On February 28, 2020, the Company completed the acquisition of 100% of the issued and outstanding common shares of Apple Bidco, which holds 100% of the shares of APR Energy Ltd. (collectively “APR Energy”) from Fairfax Financial Holdings Limited (“Fairfax”), which held 67.8% of the APR Energy common shares, and certain other minority shareholders. As consideration for the shares of APR Energy, the Company issued 29,891,266 common shares at a deemed value of $11.10 per share. Further in accordance with the Acquisition Agreement, 6,664,270 shares of the Company have been reserved for holdback in connection with post-closing purchase price adjustments and indemnification obligations of the sellers.

Prior to the Reorganization and acquisition of APR Energy, Fairfax held approximately 36% of the outstanding common shares of Seaspan, had two members on the board of directors of Seaspan, and was considered a related party. Upon completion of the Reorganization and acquisition, Fairfax holds approximately 41% of the issued and outstanding shares of Atlas and maintains two members on the board of directors of Atlas.

APR Energy owns and manages power generation equipment leased to large corporate and government customers.  APR Energy offers both short-term and long-term turnkey solutions that provide its customers with comprehensive power-generation services. The results of operations of APR Energy from the date of acquisition until March 31, 2020 will be included in the Company’s interim financial statements for the period ended March 31, 2020.

(c)

On February 24, 2020, the Company entered into agreements to purchase four 12000 TEU vessels, with an aggregate purchase price of $367,100,000. To fund the acquisitions, the Company entered into financing arrangements, with an aggregate commitment of approximately $337,732,000, whereby the title of the vessels are transferred to a financial institution upon delivery and leased back for a period of 10 years. The financing arrangements are required to be closed concurrently with the respective vessel acquisitions, subject to vessel delivery and other customary closing conditions. In March 2020, two vessels were delivered and funded.

(d)	On February 28, 2020, the Company entered into a financing arrangement consisting of a $135,000,000 term loan credit facility and a $50,000,000 revolving loan and revolving letter of credit facility.

(e)

On February 28, 2020, the Company and Fairfax entered into a subscription agreement pursuant to which the Company sold, and the Fairfax purchased, $100,000,000 aggregate principal amount of 5.50% Senior Notes due 2027 at an issue price of 100% of their principal amount.

(f)	On March 6, 2020, the Company entered into a term loan agreement for aggregate proceeds of $100,000,000, to be used for refinancing and general corporate purposes.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(In United States dollars)

For the period from the date of incorporation on October 1, 2019 to December 31, 2019

(g)

In February 2020 and March 2020, the Company drew an additional $225,000,000 and $30,000,000 respectively on the Term Loan. The Term Loan matures on December 30, 2025 and is secured by the same portfolio of vessels as the Program, subject to composition requirements.

(h)

After the Reorganization, in March 2020, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively. The preferred share dividends will be paid on April 30, 2020 to all shareholders of record on April 29, 2020. Also in March 2020, the Company declared quarterly dividend of 0.125 per common share to be paid on April 30, 2020 to all shareholders of record on April 20,2020.

(i)

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic.  To date, the Company has not yet experienced any material negative impacts to its business as a result of COVID-19. The future financial effects to the Company, if any, of COVID-19 cannot be reasonably estimated at this time.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

Seaspan Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Seaspan Corporation’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with audited standards generally accepted in the United States of America, the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, puttable preferred shares and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated April 10, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

April 10, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

Seaspan Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seaspan Corporation (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, puttable preferred shares and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 10, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2016-02, “Leases” and the Company prospectively changed its method of accounting for acquisitions in the year ended December 31, 2018 due to the adoption of Accounting Standards Update 2017-01, “Clarifying the Definition of a Business”. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment for vessels

As discussed in Notes 2(e), 6 and 7 to the consolidated financial statements, the carrying value of the Company’s vessels, including right of use assets, was $6,657.9 million as of December 31, 2019.  At each reporting date, the Company evaluates vessels that are held for use to determine whether events or changes in circumstances indicate that a vessel’s carrying amount may not be recoverable. The Company’s evaluation includes a comparison of current and anticipated operating cash flows, assessment of future operations, and other relevant factors. The significant assumptions used in the Company’s anticipated operating cash flows include estimates of future vessel charter rates and the vessel residual value at end of life. The Company did not identify any indicators of impairment related to the vessels at December 31, 2019.

We identified the assessment of indicators of impairment for vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s evaluation of anticipated operating cash flows, including the significant assumptions. These significant assumptions are cyclical, volatile and subject to significant changes. Changes in these significant assumptions could have changed the Company’s conclusion that no indicators of impairment were identified.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process for the identification and evaluation of indicators of impairment.  This included controls related to the Company’s evaluation and approval of anticipated operating cash flows, including the significant assumptions. We evaluated significant assumptions used in the Company’s evaluation of anticipated operating cash flows by comparing estimates of future vessel charter rates and vessel residual value at end of life to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s representation that the historical period approach used in estimating future vessel charter rates was similar to the approach used by other shipping companies by assessing peer companies publicly available disclosures. We compared the Company’s 2019 anticipated operating cash flows to its 2018 estimates of anticipated operating cash flows and assessed consistency with identified changes in the Company’s business environment.

  /s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2000.

Vancouver, Canada

April 10, 2020

SEASPAN CORPORATION

Consolidated Balance Sheets

(Expressed in millions of United States dollars, except number of shares and par value amounts)

December 31, 2019 and 2018

	2019	2018 (Recast-see Note 5)
Assets
Current assets:
Cash and cash equivalents	$195.0	$357.3
Short-term investments	—	2.5
Accounts receivable (note 4)	18.7	13.0
Prepaid expenses and other	31.7	36.5
Net investment in lease (note 5)	35.2	9.8
Fair value of financial instruments (note 20(c))	0.1	0.1
	280.7	419.2
Vessels (note 6)	5,707.1	5,926.3
Right-of-use asset (note 7)	957.2	—
Net investment in lease (note 5)	723.6	441.7
Goodwill	75.3	75.3
Other assets (note 8)	173.1	204.9
	$7,917.0	$7,067.4
Liabilities, puttable preferred shares and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 16(a))	$83.4	$70.2
Deferred revenue	20.3	21.3
Current portion of long-term debt (note 9)	363.7	722.6
Current portion of operating lease liabilities (note 10)	159.7	—
Current portion of long-term obligations under other financing arrangements (note 11)	134.6	48.4
Current portion of other long-term liabilities (note 12)	7.8	32.2
	769.5	894.7

Long-term debt (note 9)	2,696.9	2,764.9
Operating lease liabilities (note 10)	782.6	—
Long-term obligations under other financing arrangements (note 11)	373.9	591.4
Other long-term liabilities (note 12)	11.2	181.1
Fair value of financial instruments (note 20(c))	50.2	127.2
Total liabilities	4,684.3	4,559.3

Puttable preferred shares; $0.01 par value; nil issued and outstanding (2018 - 1,986,449) (note 3 and note 13)	—	48.1

Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2018 – 150,000,000); 33,335,570 shares issued and outstanding (2018 – 33,272,706)
Class A common shares; $0.01 par value; 400,000,000 shares authorized (2018 – 400,000,000); 215,675,599 shares issued and outstanding (2018 – 176,835,837)	2.5	2.1
Treasury shares	(0.4)	(0.4)
Additional paid in capital	3,452.9	3,126.5
Deficit	(200.7)	(645.6)
Accumulated other comprehensive loss	(21.6)	(22.6)
	3,232.7	2,460.0
	$7,917.0	$7,067.4

Commitments and contingencies (note 18)

Subsequent events (note 21)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Operations

(Expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2019, 2018 and 2017

	2019	2018	2017
Revenue	$1,131.5	$1,096.3	$831.3
Operating expenses:
Ship operating	229.8	219.3	183.9
Cost of services, supervision fees	—	—	1.3
Depreciation and amortization	254.3	245.8	199.9
General and administrative	33.1	31.6	40.1
Operating leases (note 10)	154.3	129.7	115.5
Income related to modification of time charters	(227.0)	—	—
Gain on disposals	—	—	(13.6)
Expenses related to customer bankruptcy	—	—	1.0
	444.5	626.4	528.1
Operating earnings	687.0	469.9	303.2
Other expenses (income):
Interest expense and amortization of deferred financing fees	194.2	204.8	116.4
Interest expense related to amortization of debt discount	17.3	7.3	—
Interest income	(9.3)	(4.2)	(4.6)
Refinancing expenses	7.4	—	—
Acquisition related gain on contract settlement	—	(2.4)	—
Change in fair value of financial instruments (note 20(c))	35.1	(15.5)	12.6
Equity income on investment	—	(1.2)	(5.8)
Other expense	3.2	2.3	9.4
	247.9	191.1	128.0
Net earnings	$439.1	$278.8	$175.2
Earnings per share (note 14):
Class A common share, basic	$1.72	$1.34	$0.94
Class A common share, diluted	1.67	1.31	0.94

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Comprehensive Income

(Expressed in millions of United States dollars)

Years ended December 31, 2019, 2018 and 2017

	2019	2018	2017
Net earnings	$439.1	$278.8	$175.2
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments (note 20(c))	1.0	1.1	2.9
Comprehensive income	$440.1	$279.9	$178.1

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Years ended December 31, 2019, 2018 and 2017

				Number of non-						Accumulated
	Series D puttable		Number of	puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity

Balance, December 31, 2016	—	$—	105,722,646	32,751,629	$1.1	$0.3	$(0.4)	$2,580.3	$(807.5)	$(26.6)	$1,747.2
Net Earnings	—	—	—	—	—	—	—	—	175.2	—	175.2
Other comprehensive income	—	—	—	—	—	—	—	—	—	2.9	2.9
Preferred shares issued	—	—	—	121,077	—	—	—	3.0	—	—	3.0
Class A common shares issued	—	—	19,550,000	—	0.2	—	—	121.2	—	—	121.4
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(2.6)	—	—	(2.6)
Dividends on Class A common shares ($0.75 per share)	—	—	—	—	—	—	—	—	(83.6)	—	(83.6)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series F - $1.74 per share; Series G - $2.05 per share; Series H - $1.97 per share)	—	—	—	—	—	—	—	—	(64.4)	—	(64.4)
Shares issued through dividend reinvestment program	—	—	3,300,537	—	—	—	—	21.8	—	—	21.8
Share-based compensation expense	—	—	1,246,604	—	—	—	—	17.3	—	—	17.3
Other share-based compensation	—	—	1,846,892	—	—	—	—	12.0	(0.8)	—	11.2
Treasury shares	—	—	(2,578)	—	—	—	—	—	—	—	—
Balance, December 31, 2017	—	$—	131,664,101	32,872,706	$1.3	$0.3	$(0.4)	$2,753.0	$(781.1)	$(23.7)	$1,949.4

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Years ended December 31, 2019, 2018 and 2017

				Number of non-						Accumulated
	Series D puttable		Number of	puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2017	—	$—	131,664,101	32,872,706	$1.3	$0.3	$(0.4)	$2,753.0	$(781.1)	$(23.7)	$1,949.4
Net earnings	—	—	—	—	—	—	—	—	278.8	—	278.8
Other comprehensive income	—	—	—	—	—	—	—	—	—	1.1	1.1
Class A common shares issued	—	—	2,514,996	—	—	—	—	13.9	—	—	13.9
Series D Preferred shares issued	1,986,449	46.7	—	—	—	—	—	—	—	—	—
Series I Preferred shares issued	—	—	—	6,000,000	—	0.1	—	149.9	—	—	150.0
Warrants issued	—	—	—	—	—	—	—	67.5	—	—	67.5
Exercise of warrants	—	—	38,461,539	—	0.5	—	—	328.2	—	—	328.7
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	(74.3)	—	—	(74.3)
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	—	—	—	(72.7)	—	(72.7)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series F - $1.77 per share; Series G - $2.05 per share; Series H - $1.97 per share; Series I - $0.23 per share)	—	—	—	—	—	—	—	—	(68.7)	—	(68.7)
Accretion of preferred shares with holder put options	—	1.4	—	—	—	—	—	—	(1.5)	—	(1.5)
Redemption of Series F preferred shares	—	—	—	(5,600,000)	—	(0.1)	—	(139.9)	—	—	(140.0)
Shares issued through dividend reinvestment program	—	—	2,986,159	—	—	—	—	22.8	—	—	22.8
Share-based compensation expense	—	—	325,221	—	—	—	—	3.1	—	—	3.1
Other share-based compensation	—	—	890,927	—	—	—	—	2.3	(0.4)	—	1.9
Treasury shares	—	—	(7,106)	—	—	—	—	—	—	—	-
Balance, December 31, 2018	1,986,449	$48.1	176,835,837	33,272,706	$1.8	$0.3	$(0.4)	$3,126.5	$(645.6)	$(22.6)	$2,460.0

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Years ended December 31, 2019, 2018 and 2017

				Number of						Accumulated
	Series D puttable		Number of	non-puttable		Non-puttable		Additional		other	Total
	preferred shares		common	preferred	Common	preferred	Treasury	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2018	1,986,449	$48.1	176,835,837	33,272,706	$1.8	$0.3	$(0.4)	$3,126.5	$(645.6)	$(22.6)	$2,460.0
Impact of accounting policy change (note 2(s))	—	—		—	—	—	—	—	181.1	—	181.1
Adjusted balance, December 31, 2018	1,986,449	48.1	176,835,837	33,272,706	1.8	0.3	(0.4)	3,126.5	(464.5)	(22.6)	2,641.1
Net earnings	—	—	—	—	—	—	—	—	439.1	—	439.1
Other comprehensive income	—	—	—	—	—	—	—	—	—	1.0	1.0
Exercise of puttable preferred shares	(1,923,585)	(47.7)	—	—	—	—	—	—	—	—	—
Cancellation of put option on puttable preferred shares	(62,864)	(1.6)	—	62,864	—	—	—	1.6	—	—	1.6
Exercise of warrants (note 13(c))	—	—	38,461,539	—	0.4	—	—	321.2	—	—	321.6
Fees and expenses in connection with issuance of Fairfax warrants	—	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	—	—	—	(103.0)	—	(103.0)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series G - $2.05 per share; Series H - $1.97 per share; Series I - $2.00 per share)	—	—	—	—	—	—	—	—	(70.4)	—	(70.4)
Accretion of preferred shares with holder put option	—	1.2	—	—	—	—	—	—	(1.2)	—	(1.2)
Shares issued through dividend reinvestment program	—	—	122,148	—	—	—	—	1.2	—	—	1.2
Share-based compensation expense (note 15): Restricted Class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	—	—	257,799	—	—	—	—	2.6	(0.7)	—	1.9
Treasury shares	—	—	(1,724)	—	—	—	—	—	—	—	—
Balance, December 31, 2019	—	$—	215,675,599	33,335,570	$2.2	$0.3	$(0.4)	$3,452.9	$(200.7)	$(21.6)	$3,232.7

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Consolidated Statements of Cash Flows

(Expressed in millions of United States dollars)

Years ended December 31, 2019, 2018 and 2017

	2019	2018	2017
Cash from (used in):
Operating activities:
Net earnings	$439.1	$278.8	$175.2
Items not involving cash:
Depreciation and amortization	254.3	245.8	199.9
Change in right-of-use assets	111.8	—	—
Share-based compensation	3.3	3.1	17.5
Amortization of deferred financing fees, debt discount and fair value of long-term debt	30.7	19.9	11.9
Amounts reclassified from other comprehensive loss to interest expense (note 20(c))	0.3	0.3	1.9
Unrealized change in fair value of financial instruments	(20.0)	(57.4)	(44.1)
Acquisition related gain on contract settlement	—	(2.4)	—
Equity income on investment	—	(1.2)	(5.8)
Deferred gain on sales-leasebacks	—	(23.6)	(22.6)
Amortization of acquired revenue contracts	13.8	8.1	4.5
Refinancing expenses	7.4	—	—
Gain on disposals	—	—	(13.6)
Other	(1.8)	—	6.7
Changes in assets and liabilities:
Accounts receivable	(2.3)	15.5	16.6
Net investment in lease	9.3	44.3	8.1
Prepaid expenses and other	5.4	17.5	(11.3)
Deferred dry-dock	(22.3)	(10.3)	(8.7)
Accounts payable and accrued liabilities	11.5	(7.0)	5.1
Deferred revenue	(0.6)	(46.8)	(7.4)
Operating lease liabilities	(111.9)	—	—
Other long-term liabilities	—	(1.5)	—
Fair value of financial instruments	55.0	42.0	56.7
Cash from operating activities	783.0	525.1	390.6

Financing activities:
Common shares issued, net of issuance costs	—	—	119.0
Preferred shares issued, net of issuance costs	—	144.4	2.7
Repayment of credit facilities	(1,507.6)	(469.7)	(455.0)
Draws on credit facilities	1,227.3	325.6	—
2025 Notes, 2026 Notes and Warrants issued	250.0	250.0	—
Repayment of senior unsecured notes	(320.4)	(17.5)	72.9
Draws on long-term obligations under other financing arrangements	—	47.0	176.3
Repayments on long-term obligations under other financing arrangements	(133.9)	(48.1)	(26.2)
Redemption of preferred shares	(47.7)	(143.4)	—
Proceeds from exercise of warrants	250.0	250.0	—
Financing fees	(27.0)	(16.1)	(8.4)
Dividends on common shares	(101.8)	(49.9)	(61.8)
Dividends on preferred shares	(70.4)	(65.8)	(64.4)
Proceeds from sale-leaseback of vessels	—	—	90.8
Cash from (used in) financing activities	(481.5)	206.5	(154.1)

Investing activities:
Expenditures for vessels	(331.6)	(318.7)	(338.5)
Short-term investments	2.5	(2.4)	0.3
Net proceeds from vessel disposals	—	—	37.1
Prepayment on vessel purchase	(13.0)	—	—
Other assets	(6.7)	(1.5)	(2.4)
Loans to affiliate	—	—	(2.7)
Repayment of loans to affiliate	—	—	22.3
Payment on settlement of interest swap agreements	(126.8)	(41.3)	(67.4)
Acquisition of GCI	—	(333.6)	—
Cash acquired from GCI acquisition	—	70.1	—
Cash used in investing activities	(475.6)	(627.4)	(351.3)
Increase (decrease) in cash and cash equivalents	(174.1)	104.2	(114.8)
Cash and cash equivalents and restricted cash, beginning of year	371.4	267.2	382.0
Cash and cash equivalents and restricted cash, end of year	$197.3	$371.4	$267.2

Supplemental cash flow information (note 16(b))

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

1.       General:

Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

On November 20, 2019, Seaspan entered into an Agreement and Plan of Merger with Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “Reorganization”).  The Reorganization was completed subsequent to December 31, 2019 (note 21).

2.       Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements.

(b)	Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Atlas Corp. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 11.

The Company accounts for its investment in companies in which it has significant influence by the equity method. The Company’s proportionate share of earnings is included in earnings and added to or deducted from the cost of the investment.

(c)	Foreign currency translation:

The functional and reporting currency of the Company is the United States dollar. Transactions involving other currencies are converted into United States dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the United States dollar are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

(d)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.

(e)	Vessels:

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.

Vessels purchased from the Company’s predecessor upon completion of the Company’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.

Vessels under construction include deposits, installment payments, interest, financing costs, transaction fees, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

Vessels that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Such evaluations include the comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. If the carrying amount of the vessel exceeds the estimated net undiscounted future cash flows expected to be generated over the vessel’s remaining useful life, the carrying amount of the vessel is reduced to its estimated fair value.

(f)	Dry-dock activities:

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company uses the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

(g)	Business combinations:

Business combinations are accounted for under the acquisition method. The acquired identifiable net assets are measured at fair value at the date of acquisition. Deferred taxes are recognized for any differences between the fair value of net assets acquired and the related tax basis. Any excess of the purchase price over the fair value of net assets acquired is recognized as goodwill. Associated transaction costs are expensed as incurred.

(h)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination.  Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

(i)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit and lease arrangements and are presented as a direct deduction from the related debt liability when available. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on long-term obligations under other financing arrangements is provided on the effective interest rate method over the term of the underlying obligation and amortization of deferred financing fees on operating leases is provided on a straight line basis over the lease term. Amortization of deferred financing fees is recorded as interest expense.

(j)	Revenue:

The Company derives its revenue primarily from the charter of its vessels. Each charter agreement is evaluated and classified as an operating lease or financing lease based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

Time charters classified as operating leases include a lease component associated with the use of the vessel and a non-lease component related to vessel management. Total consideration in the lease agreement is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the lease and non-lease components as a single lease component. Revenue is recognized each day the vessels are on-hire, managed and performance obligations are satisfied.

For financing leases that are classified as direct financing leases and sales-type leases, the present value of minimum lease payments and any unguaranteed residual value are recognized as net investment in lease. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit specific to each lease, represents the price, from which the carrying value of the vessel and any initial direct costs are deducted in order to determine the selling profit or loss.

For financing leases that are classified as direct financing leases, the unearned lease interest income including any selling profit and initial direct costs are deferred and amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in lease. Any selling loss is recognized at lease commencement date.

For financing leases that are classified as sales-type leases, any selling profit or loss is recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount. If the fair value of the vessel is equal to its carrying amount, initial direct costs should be deferred and amortized to income over the term of the lease.

(k)	Leases:

The Company is the lessee in certain of its vessel sale-leaseback transactions. Leases classified as operating leases are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease for each individual lease arrangement or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

Lease liabilities are drawn down as lease payments are made and right-of-use assets are depreciated over the term of the lease. Operating lease expenses are recognized on a straight-line basis over the term of the lease, consisting of interest accrued on the lease liability and depreciation of the right-of-use asset, adjusted for changes in index-based variable lease payments in the period of change.

Lease payments on short-term operating leases with lease terms of twelve months or less are expensed as incurred.

Transactions are determined to be sale-leaseback transactions when control of the vessel is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale are recognized upon transfer.

(l)	Derivative financial instruments:

From time to time, the Company utilizes derivative financial instruments. All of the Company’s derivatives are measured at their fair value at the end of each period.  Derivatives that mature within one year are classified as current.  For derivatives not designated as accounting hedges, changes in their fair value are recorded in earnings.

The Company’s hedging policies permit the use of various derivative financial instruments to manage interest rate risk.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

The Company had previously designated certain of its interest rate swaps as accounting hedges and applied hedge accounting to those instruments. While hedge accounting was applied, the effective portion of the unrealized gains or losses on those designated interest rate swaps was recorded in other comprehensive loss.

By September 30, 2008, the Company de-designated all of the interest rate swaps it had accounted for as hedges to that date. Subsequent to their de-designation dates, changes in their fair value are recorded in earnings.

The Company evaluates whether the occurrence of any of the previously hedged interest payments are considered to be remote. When the previously hedged interest payments are not considered remote of occurring, unrealized gains or losses in accumulated other comprehensive income associated with the previously designated interest rate swaps are recognized in earnings when and where the interest payments are recognized. If such interest payments are identified as being remote, the accumulated other comprehensive income balance pertaining to these amounts is reversed through earnings immediately.

(m)	Fair value measurement:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•	Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
(n)	Share-based compensation:

The Company has granted restricted shares, phantom share units, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Compensation cost is measured at the grant date fair values as follows:

•	Restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s Class A common shares on the date of the grant.
•	Stock options are measured at fair value using the Black-Scholes model.

The fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur.

(o)	Earnings per share:

The treasury stock method is used to compute the dilutive effect of the Company’s share-based compensation awards. Under this method, the incremental number of shares used in computing diluted earnings per share (“EPS”) is the difference between the number of shares assumed issued and purchased using assumed proceeds.

The if-converted method is used to compute the dilutive effect of the Company’s convertible preferred shares. Under the if-converted method, dividends applicable to the convertible preferred shares are added back to earnings attributable to common shareholders, and the convertible preferred shares and paid-in kind dividends are assumed to have been converted at the share price applicable at the end of the period.  The if-converted method is applied to the computation of diluted EPS only if the effect is dilutive.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

The cumulative dividends applicable to the Series D, E, F, G, H and I preferred shares reduce the earnings available to common shareholders, even if not declared.

(p)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the:

•	reported amounts of assets and liabilities,
•	disclosure of contingent assets and liabilities at the balance sheet dates and
•	reported amounts of revenue and expenses during the reporting fiscal periods.

Areas where accounting judgments and estimates are significant to the Company and where actual results could differ from those estimates, include the:

•	assessment of going concern;
•	assessment of vessel useful lives;
•	expected vessel salvage values;
•	recoverability of the carrying value of vessels which are subject to future market events;
•	carrying value of goodwill; and
•	fair value of interest rate swaps, other derivative financial instruments and share-based awards.
(q)	Comparative information:

Certain information has been reclassified to conform to the financial statement presentation adopted for the current year.

(r)	Previously adopted accounting pronouncement:

Definition of a business

Effective January 1, 2018, the Company adopted ASU 2017-01, “Clarifying the Definition of a Business”, which provides a new framework for determining whether transactions should be accounted for as acquisitions of assets or businesses. The Company analyzed its March 13, 2018 acquisition of Greater China Intermodal Investments (“GCI”) under this standard (see note 3).

(s)	Recently adopted accounting pronouncements:

Leases

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The Company also elected to apply the package of practical expedients such that for any expired or existing leases, it did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. The Company did not use hindsight to reassess lease term for the determination of impairment of right-of-use assets.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

The impacts of the adoption of ASU 2016-02 are as follows:

(in millions of US dollars)	As reported at December 31, 2018	Adjustments	Adjusted at January 1, 2019
Right-of-use assets (1) (2)	$—	$1,068.3	$1,068.3
Other assets (2)	204.9	(17.3)	187.6
Accounts payable and accrued liabilities (1)	70.2	(2.5)	67.7
Current portion of operating lease liabilities (1)	—	160.2	160.2
Current portion of other long-term liabilities (3)	32.2	(22.2)	10.0
Operating lease liabilities (1)	—	893.3	893.3
Other long-term liabilities (3)	181.1	(158.9)	22.2
Deficit (3)	(645.6)	181.1	(464.5)

______________________

(1)

Upon adoption of ASU 2016-02, the Company recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and office leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred. The amount recognized as operating lease liabilities was based on the present value of future minimum lease payments, discounted using the lessor’s rate implicit in the lease or the Company’s incremental borrowing rate if the lessor’s implicit rate is not readily determinable and includes any existing accrued payments related to lease liabilities. Minimum lease payments referenced to an indexed rate were determined based on the respective rates at the adoption date.

(2)	Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets.
(3)	Deferred gain related to the Company’s vessel sale-leaseback transactions was recognized through deficit on the initial date of application.

The accounting for lessors is largely unchanged under ASU 2016-02. The Company evaluated its lessor arrangements and determined that the amounts recognized and the pattern of recognition remain substantially the same as existing guidance which was previously used by the Company.

(t)	Recent accounting pronouncements:

Measurement of credit loss

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, “Measurement of Credit Loss on financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and net investments in leases recognized by the lessor.

The revised guidance is effective for fiscal years, excluding operating lease receivables, and interim periods within those years, beginning after December 15, 2019. Upon adoption, a cumulative effect adjustment to our deficit is made as part of the modified retrospective transition approach. The Company, reviewed its financial assets measured at amortized cost basis and net investment in lease balances to estimate CECL using historical loss, adjusted for specific factors applicable in each scenario, and concluded that the impact is immaterial.

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under its relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

3.       Acquisition of GCI:

On March 13, 2018, the Company acquired the remaining 89.2% of equity interest in GCI from affiliates of The Carlyle Group and the minority owners of GCI. GCI’s fleet of 18 containerships, including two newbuilds, was comprised of 10000 TEU and 14000 TEU eco-class vessels.

The aggregate purchase price was $498,050,000, comprised of:

Cash	$331.9
1,986,449 of the Company's Series D preferred shares	47.2
2,514,996 of the Company's Class A common shares	13.9
Settlement of intercompany balances	41.3
Carrying value of previously held equity interest	61.9
Acquisition related transaction fees	1.9
Aggregate purchase price	$498.1

Under the Agreement and Plan of Merger, $10,000,000 was deposited in escrow for settlement of potential indemnifiable damages.  In March 2019, the deposit was released from escrow.

The value of the Company’s Series D preferred shares and Class A common shares was determined based on the closing market price of those shares on March 13, 2018, the date the acquisition closed. The initial holders of the 1,986,449 Series D preferred shares had a one-time right commencing on September 13, 2019 and ending on October 13, 2019 to put these Series D preferred shares to the Company for a price of $24.84 per share. As a result, these Series D preferred shares were recorded as temporary equity.  In September 2019, the initial holders exercised the one-time put right related to 1,923,585 preferred shares in exchange for $47,782,000.  Subsequent to the exercise, the remaining preferred shares were reclassified to permanent equity.

The Company accounted for the transaction as an asset acquisition as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets. Accordingly, the consideration was allocated on a relative fair value basis to the assets acquired and liabilities assumed.

The following table summarizes the value attributed to the identifiable assets acquired and liabilities assumed;

Cash and cash equivalents	$70.1
Current assets	5.3
Vessels	1,369.8
Vessels under construction	28.9
Other assets	107.4
Total assets acquired	1,581.5
Debt assumed	1,038.1
Current liabilities	31.1
Other long-term liabilities	14.2
Net assets acquired	$498.1

As part of the acquisition, the Company purchased certain time charter contracts with a fair value of $100,750,000 which had an estimated useful life of 5.3 years.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

4.       Related party transactions:

(a)

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 (see note 3) and consolidated GCI from the date of acquisition.

(b)	The Company incurred the following income or expenses with related parties:

	2019	2018	2017
Fees paid:
Interest expense	$26.9	$19.4	$—
Arrangement fees	—	—	1.8
Transaction fees	—	—	2.3
Income earned:
Interest income	—	0.4	2.7
Management fees	—	0.9	4.4
Supervision fees	—	—	1.3

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

In February 2018, the Company issued to Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”), in a private placement, $250,000,000 aggregate principal of 5.50% senior notes due in 2025 (“2025 Notes”) and warrants to purchase 38,461,539 of the Company’s Class A common shares for an aggregate purchase price of $250,000,000 (“2018 Warrants”) (note 9).

On March 13, 2018, the Company and Fairfax entered into a subscription agreement pursuant to which the Company agreed to sell, and Fairfax agreed to purchase, $250,000,000 in aggregate principal amount of 5.50% senior notes due in 2026 (“2026 Notes”) and warrants to purchase 38,461,539 Class A common shares at an exercise price of $6.50 per share in January 2019 (“2019 Warrants”).

On May 31, 2018, the Company entered into an agreement with Fairfax for the early exercise of the 2018 Warrants and 2019 Warrants, when issued. Pursuant to this agreement, the 2018 Warrants were exercise on July 16, 2018 for $250,000,000 in proceeds.

In consideration for the early exercise of the 2018 and 2019 Warrants, on July 16, 2018, Fairfax was issued additional seven-year warrants to purchase 25,000,000 Class A common shares at an exercise price of $8.05 per share (“New Warrants”). Pursuant to the March 13, 2018 subscription agreement, on January 15, 2019, the Company issued to Fairfax the 2026 Notes and 2019 Warrants. The 2019 Warrants were immediately exercised for $250,000,000 in cash, resulting in total aggregate proceeds of $500,000,000 from this transaction.

As of December 31, 2019, as a result of these transactions, Fairfax held approximately 36% of the Company’s outstanding common shares and have designated two members to the Company’s Board of Directors. Accordingly, Fairfax is a related party. Interest expense relates to notes issued to Fairfax. As of December 31, 2019, interest accrued on the 2025 Notes and 2026 Notes was $4,583,000 (2018 - $2,292,000).

Arrangement and transaction fees were paid to the Company’s former directors and officers in connection with services such as financings, new builds and purchase or sale contracts. In addition, the Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other Expenses in 2017.

Prior to March 13, 2018, interest income earned on the balance due from GCI was included in loans to affiliate. Prior to March 13, 2018, management and supervision fees earned from GCI for the management of GCI’s vessels were included in revenue.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

5.       Net investment in lease:

The investment in lease balances relate to sales-type and direct financing leases that were previously presented on a gross basis, with unearned interest income included in deferred revenue. As at December 31, 2019, the Company amended its presentation to a net basis and adjusted the prior year comparatives accordingly. The net investment in lease consists of the following components:

	2019	2018 (Recast)
Undiscounted lease receivable	$1,224.2	$861.9
Unearned interest income	(465.4)	(410.4)
Net investment in lease	$758.8	$451.5

	2019	2018 (Recast)
Lease receivables	$608.8	$451.5
Unguaranteed residual value	150.0	—
Net investment in lease	758.8	451.5
Current portion of net investment in lease	(35.2)	(9.8)
Long-term portion of net investment in lease	$723.6	$441.7

In April 2015, the Company entered into an agreement with MSC to bareboat charter five 11000 TEU vessels for a 17-year term with a fixed daily rate, beginning from the vessel delivery dates. At the end of each 17-year bareboat charter term, MSC has agreed to purchase each vessel for $32,000,000. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

In 2017, four of the five 11000 TEU vessels delivered and commenced their 17-year bareboat charters. In January 2018, the fifth 11000 TEU vessel was delivered and commenced its 17-year bareboat charter.

In November 2019, the Company entered into an agreement to acquire three 10700 TEU vessels and three 9200 TEU vessels including their existing fixed rate bareboat charters with CMA CGM, that have remaining terms of four years. At the end of each bareboat charter term, CMA CGM has the option to purchase each vessel  at fair market value, limited by a maximum and minimum purchase price. Each transaction is considered a sales-type lease and is accounted for as a disposition of vessels upon delivery of each vessel.

As at December 31, 2019, five vessels had delivered and the Company assumed the rights and obligations of the sellers under the existing bareboat charter agreements for the vessels for an aggregate purchase price of $316,666,000. The last vessel, which was required to be delivered by December 31, 2019, was delayed, pursuant to which the commitment to close the acquisition would be at the Company’s sole discretion (note 21).

At December 31, 2019, the undiscounted minimum cash flow related to lease receivables from sales-type and direct financing leases are as follows:

2020	$95.7
2021	95.4
2022	95.4
2023	297.5
2024	44.5
Thereafter	595.7
$1,224.2

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

6.      Vessels:

December 31, 2019	Cost	Accumulated depreciation	Net book value
Vessels	$8,018.5	$2,311.4	$5,707.1

December 31, 2018	Cost	Accumulated depreciation	Net book value
Vessels	$8,004.0	$2,077.7	$5,926.3

In 2017, the Company sold four 4250 TEU vessels; the Seaspan Alps, Seaspan Kenya, Seaspan Mourne and Seaspan Grouse for net sale proceeds of $37,100,000, resulting in a gain on disposition of $13,604,000.

During the years ended December 31, 2019 and December 31, 2018, the Company did not identify any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded.

The Company performed an impairment test of its vessels as of December 31, 2017. As of December 31, 2017, the Company concluded that there were circumstances which could be considered indicators that the carrying amount of its vessels may not be recoverable. Although short-term charter rates and vessel market value for smaller vessels, which are at the highest risk of impairment, had generally shown improvement during 2017, time charter rates and vessel market values had remained volatile during 2017 and did not show indication of being stabilized in any meaningful manner. The Company believed the continued instability in the market during 2017 to be an indicator of possible impairment. As a result, the Company performed an impairment test of its vessels at December 31, 2017 and determined that the undiscounted future cash flows each particular vessel was expected to generate over its remaining useful life was greater than its carrying value, and concluded no impairment charge was required.

7.     Right-of-use assets:

December 31, 2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(110.1)	$950.8
Office operating leases	8.2	(1.8)	6.4
Right-of-use assets	$1,069.1	$(111.9)	$957.2

8.     Other assets:

	2019	2018
Intangible assets (a)	$94.0	$112.0
Deferred dry-dock (b)	41.3	36.7
Deferred financing fees (c)	—	17.3
Restricted cash	—	14.1
Other	37.8	24.8
Other assets	$173.1	$204.9

(a)	Intangible assets

Intangible assets are primarily comprised of the acquisition date fair value of time charter contracts acquired. During the year ended December 31, 2019, the Company recorded $17,171,000 (2018 - $16,269,000) of amortization expense related to acquired contracts.

Future amortization expense related to the acquired time charter contracts is as follows:

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

2020	$19.2
2021	17.7
2022	16.1
2023	12.4
2024	9.7
Thereafter	15.6
$90.7

(b)	Deferred dry-dock

During the years ended December 31, 2019 and 2018, changes in deferred dry-dock were as follows:

Dry-docking
December 31, 2017	$42.5
Costs incurred	10.8
Amortization expensed (1)	(16.6)
December 31, 2018	36.7
Costs incurred	23.5
Amortization expensed (1)	(18.9)
December 31, 2019	$41.3

(1)	Amortization of dry-docking costs is included in depreciation and amortization.

(c)	Deferred financing fees

Initial direct costs related to the Company’s vessel sale-leaseback transactions under operating lease arrangements were reclassified from other assets to right-of-use assets upon adoption of ASU 2016-02 (note 2(s)) as of January 1, 2019.

During the year ended December 31, 2018, changes in deferred financing fees were due to amortization expense.

9.      Long-term debt:

	2019	2018
Revolving credit facilities (a) (c) (d)	$867.0	788.2
Term loan credit facilities (b) (c) (d)	1,799.4	2,158.7
Senior unsecured notes (e)	80.0	400.4
2025 Notes and 2026 Notes (f)	500.0	250.0
	3,246.4	3,597.3
Fair value adjustment on term loan credit facilities (b)	(0.1)	(2.3)
Debt discount on 2025 Notes and 2026 Notes (f)	(150.9)	(83.4)
Deferred financing fees	(34.8)	(24.1)
Long-term debt	3,060.6	3,487.5
Current portion of long-term debt	(363.7)	(722.6)
Long-term debt	$2,696.9	2,764.9

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

(a)	Revolving credit facilities

As of December 31, 2019, the Company had four revolving credit facilities (“Revolvers”) available which provided for aggregate borrowings of up to $987,012,000 (2018 – $938,209,000), of which $120,000,000 (2018 - $150,011,000) was undrawn.

During the year ended December 31, 2019, the Company made prepayments of $205,946,000, on the principal balances of two reducing revolving credit facilities.

The Revolvers mature between August 2020 and May 2024.

The following is a schedule of future minimum repayments of Revolvers as of December 31, 2019:

2020	$197.9
2021	50.7
2022	387.4
2023	72.6
2024	158.4
Thereafter	-
$867.0

Interest is calculated based on one month LIBOR plus a margin per annum. At December 31, 2019, the one month average LIBOR was 1.8% (2018 – 2.4%) and the margins ranged between 0.5% and 2.25% (2018 – 0.5% and 1.4%) for the Revolvers. The weighted average rate of interest, including the margin, for the Revolvers was 2.9% at December 31, 2019 (2018 – 3.0%). Interest payments are made monthly.

The Company is subject to commitment fees ranging between 0.2% and 0.5% (2018 – 0.2% and 0.5%) calculated on the undrawn amounts under the various facilities.

For secured facilities, Revolver payments are made in semi-annual payments commencing thirty-six months after delivery of the associated newbuilding containership for the secured facilities. One Revolver, with a principal outstanding of $58,240,000, is due in full at maturity on December 31, 2023. Another Revolver with a principal outstanding of $180,000,000, will be converted into a term loan facility on May 15, 2022 (note 9(c)).

(b)	Term loan credit facilities

As of December 31, 2019, the Company had $1,954,375,000 (2018 - $2,158,743,000) of term loan credit facilities (“Term Loans”) available, of which $155,000,000 (2018 - nil) was undrawn. One of the Term Loans has a revolving loan component which has been included in the Revolvers.

During the year ended December 31, 2019, the Company made prepayments of $259,401,000 on the remaining principal balance of six secured Term Loans.

Further prepayments were made on 15 Term Loans totaling $1,101,037,000 as part of a refinancing program, using funds from a new credit facility (note 9(c)).

Term Loans mature between March 2021 and June 2027.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

The following is a schedule of future minimum repayments of Term Loans as of December 31, 2019:

2020	$168.4
2021	252.5
2022	154.3
2023	243.4
2024	840.0
Thereafter	140.8
$1,799.4

Certain Term Loans, with a total principal outstanding of $1,746,632,000, have interest calculated as one month, three month or six month LIBOR plus a margin per annum, dependent on the interest period selected by the Company. At December 31, 2019, the one month, three month and six month average LIBOR was 1.9%, 2.0% and 2.1%, respectively (2018 – 2.4%, 2.6% and 2.5%, respectively) and the margins ranged between 0.4% and 4.3% (2018 – 0.4% and 4.8%) for Term Loans.

One Term Loan, with a total principal outstanding of $52,743,000 (2018 – $65,515,000), has interest calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% (2018 – 0.7%) per annum.

The weighted average rate of interest, including the margin, was 4.0% at December 31, 2019 (2018 – 4.8%) for Term Loans. Interest payments are made in monthly, quarterly or semi-annual payments.

Term Loan payments are made in quarterly or semi-annual payments commencing three, six or thirty-six months after delivery of the associated newbuilding containership, utilization date or the inception date of the Term Loan.

(c)	Portfolio financing program:

On May 15, 2019, the Company entered into a credit agreement, with a syndicate of lenders for a secured credit facility of up to $1,000,000,000, comprised of a Term Loan of $800,000,000 and a Revolver of $200,000,000 (the “Program”).  The proceeds of the Program are intended to be used for refinancing of existing Term Loans and general corporate purposes. The Revolver is available until May 15, 2022, after which it converts to, and forms part of the Term Loan.  The Term Loan matures on May 15, 2024 with payments made quarterly. The Program also provides the Company with the ability to request the issuance of letters of credit on behalf of itself or its subsidiaries, which will represent a draw down on the Revolver.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

The Program is secured by a portfolio of vessels, the composition of which can be changed, and is subject to borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Program can be increased to an aggregate of $2.0 billion through additional commitments from lenders, execution of additional secured loan agreements or issuance of private placement notes, in each case with a corresponding expansion of collateral.

On September 18, 2019, the Company increased the committed amount under the Program by $500,000,000, adding $400,000,000 to the Term Loan and $100,000,000 to the Revolver. The additional commitments are subject to the same terms and conditions as the initial tranche.

On December 30, 2019, the Company entered into another credit agreement with a different syndicate of lenders for a Term Loan of $155,000,000 which may be increased by up to $100,000,000. The Term Loan matures on December 30, 2025 with payments made quarterly and is secured by the same portfolio of vessels as the Program, subject to composition requirements.

(d)	Credit facilities – other terms

As of December 31, 2019, the Company’s credit facilities were secured by first-priority mortgages granted on 62 vessels, of which one is in the process of being released from security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the collateral vessels funded by the related credit facility;
•	An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related retention accounts.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances.  A prepayment may be required as a result of certain events, including the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a charter suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value.  In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility, other than the credit facilities of GCI’s subsidiaries, contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and debt to assets ratios, as defined. Each GCI facility is guaranteed by GCI and as the guarantor, GCI must meet certain consolidated financial covenants under these term loan facilities including maintaining certain minimum tangle net worth, cash requirements and debt to asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants at December 31, 2019.

(e)	Senior unsecured notes

In December 2018, the Company entered into a repurchase plan for its 6.375% senior unsecured notes which matured in April 2019. During the year ended December 31, 2019, the Company repurchased $8,998,000 senior unsecured notes and terminated the repurchase plan. Upon maturity, the Company made a repayment of $311,398,000 on the remaining principal balance.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

(f)	2025 Notes and 2026 Notes

On January 15, 2019, pursuant to a previous subscription agreement, the Company issued to Fairfax the 2026 Notes and the 2019 Warrants (note 4). The proceeds from the transaction were allocated to each security on a relative fair value basis. The difference between the relative fair value and principal of the 2026 Notes was accounted for as a debt discount amortized over the life of the 2026 Notes.

The 2025 Notes and 2026 Notes allow Fairfax to call for early redemption on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days respectively prior to each applicable anniversary date. In February 2020, Fairfax waived its right to call for early redemption of the 2025 Notes and 2026 Notes on their respective 2021 anniversary dates. Therefore, the 2025 Notes and 2026 Notes are not puttable until their respective anniversary dates in 2022. The 2025 Notes and 2026 Notes are secured by the Company’s ownership interest in GCI.

10.    Operating lease liabilities:

December 31,
2019
Operating lease commitments	$1,107.6
Impact of discounting	(184.4)
Impact of changes in variable rates	19.1
Operating lease liabilities	942.3
Current portion of operating lease liabilities	(159.7)
Operating lease liabilities	$782.6

Operating lease liabilities relate to vessel sale-leaseback transactions and office operating leases. Vessel sale-leaseback transactions under operating lease arrangements are, in part, indexed to 3-months LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

Upon implementation of ASU 2016-02 on January 1, 2019, the lease terms were not reassessed. The Company continues to include the full term of the lease, including periods covered by the purchase options, in the measurement of lease liability, for all vessel sale-leaseback transactions under operating lease arrangements existing at date of implementation.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

Operating lease costs related to vessel sale-leaseback transactions and office leases are summarized as follows:

Year ended December 31, 2019
Lease costs:
Operating lease costs	$160.0
Variable lease adjustments	(3.0)

Other information:
Operating cash outflow used for operating leases	153.2
Weighted average discount rate	4.8%
Weighted average remaining lease term	8 years

11.    Long-term obligations under other financing arrangements:

	2019	2018
Long-term obligations under other financing arrangements	$513.8	$647.7
Deferred financing fees	(5.3)	(7.9)
Long-term obligations under other financing arrangements	508.5	639.8
Current portion of long-term obligations under other financing arrangements	(134.6)	(48.4)
Long-term obligations under other financing arrangements	$373.9	$591.4

The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

Under these arrangements, the Company has agreed to transfer the vessels to the counterparties and, commencing on the delivery date of the vessels by the shipyard, lease the vessels back from the counterparties over the applicable lease term as a financing lease. In the arrangements where the shipbuilding contracts are novated to the counterparties, the counterparties assume responsibility for the remaining payments under the shipbuilding contracts.

In certain of the arrangements, the counterparties are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term, supervises the vessels’ construction before the lease term begins or is required to purchase the vessels from the counterparties at the end of the lease term. As a result, the Company is considered to be the primary beneficiary of the counterparties and consolidates the counterparties for financial reporting purposes. The vessels are recorded as an asset and the obligations under these arrangements are recorded as a liability. The terms of the leases are as follows:

(i)	COSCO Pride - 13100 TEU vessel:

Under this arrangement, the counterparty has provided financing of $144,185,000.  The 12-year lease term began in June 2011, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 2.6% margin.  At the end of the lease, the outstanding balance of up to $48,000,000 will be due and title of the vessel will transfer to the Company. On December 4, 2019, the Company made prepayment of $85,360,000 on the remaining balances of the arrangement.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

(ii)	COSCO Faith - 13100 TEU vessel:

Under this arrangement, the counterparty has provided financing of $109,000,000. The 12-year lease term began in March 2012, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1. As at December 31, 2019, the carrying value of the vessel under this facility was $133,952,000 (2018 - $139,407,000).

(iii)	Leases for three 4500 TEU vessels:

Under these arrangements, the counterparty has provided refinancing of $150,000,000. The five year lease terms began in March 2015. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. As at December 31, 2019, the carrying value of the vessels under these facilities was $206,201,000 (2018 - $215,080,000).

(iv)	Leases for five 11000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 3.3% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.  The Company is subject to 0.8% commitment fees calculated on the undrawn amounts. Upon delivery, these vessels commenced 17-year bareboat charters with MSC.

The weighted average rate of interest, including the margin, was 5.25% at December 31, 2019 (2018 – 5.64%).

Based on amounts funded, payments due to the counterparties are as follows:

2020	$134.6
2021	32.0
2022	32.6
2023	33.2
2024	26.2
Thereafter	255.2
$513.8

12.      Other long-term liabilities:

	2019	2018
Deferred gain on sale-leasebacks (a)	$—	$181.0
Other	19.0	32.3
Other long-term liabilities	19.0	213.3
Current portion of other long-term liabilities	(7.8)	(32.2)
Other long-term liabilities	$11.2	$181.1

_______________________________

(a)	Upon adoption of ASU 2016-02, the Company recorded an adjustment through deficit to recognize the deferred gain related to sale-leaseback transactions under operating lease arrangements (note 2(s)).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

13.      Preferred shares and share capital:

(a)	Common shares:

The Company has 400,000,000 Class A common shares, 25,000,000 Class B common shares and 100 Class C common shares authorized. At December 31, 2019, there are no Class B or Class C common shares outstanding (2018 – nil and nil, respectively).

The Company has a dividend reinvestment program (“DRIP”) that allows interested shareholders to reinvest all or a portion of cash dividends received in the Company’s common shares.  If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3.0%.  If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

In March 2017, the Company entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds. In 2017, the Company issued 11,800,000 Class A common shares under the ATM offerings for gross proceeds of $74,953,000. The ATM offering completed the authorized issuances under the equity distribution agreement.

In November 2017, the Company entered into a second equity distribution agreement under which the Company may, from time to time, issue Class A common shares in ATM offerings for up to an aggregate of $100,000,000. In 2017 the Company issued 6,750,000 Class A common shares under the ATM offerings for gross proceeds of $40,395,000. During the year ended December 31, 2019 and December 31, 2018, the Company did not issue any common shares under an ATM offering.

In March 2018, the Company issued 2,514,996 Class A common shares for $13,908,000 as part of the consideration paid for the acquisition of GCI (note 3).

(b)	Preferred shares:

At December 31, 2019, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	December 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2019	2018
A	315,000	—	―	―	$—	$—
B	260,000	—	―	―	―	―
C	40,000,000	—	―	―	―	―
D	20,000,000	5,093,728(1)	7.95%	January 30, 2018(2)	127.3	175.4
E	15,000,000	5,415,937	8.25%	February 13, 2019(2)	135.4	135.4
F	20,000,000	―	―	―	―	―
G	15,000,000	7,800,800	8.20%	June 16, 2021(2)	195.0	195.0
H	15,000,000	9,025,105	7.875%	August 11, 2021(2)	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023(2)	150.0	150.0
R	1,000,000	―	―	―	―	―

(1)

The Company issued 1,986,449 Series D preferred shares as consideration for the acquisition of GCI on March 13, 2018, which are redeemable at the option of the holder for a period, beginning 18 months and ending 19 months after issuance. Upon issuance, these preferred shares were recorded outside of permanent equity at a fair value of $23.74 per share, accreted up to the holder’s redemption value of $24.84 per share until the earliest redemption date.  In September 2019, the Company repurchased 1,923,585 preferred shares in exchange for $47,782,000, pursuant to the exercise of a one-time put right granted to holders of the Series D preferred shares issued as part of the acquisition of GCI on March 13, 2018 (note 3).

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

(2)

Redeemable by the Company, in whole or in part, at a redemption price equal to its liquidation preference of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

In September 2018, the Company issued an aggregate of 6,000,000 Series I preferred share for gross proceeds of $150,000,000. Dividends are cumulative at a fixed rate of 8.00% until, but excluding October 30, 2023. From and including October 30, 2023, dividends are based on three-month LIBOR plus a margin of 5.008%.

At-the-market offering of preferred shares

In November 2016, the Company entered into an equity distribution agreement with a sales agent under which the Company may, from time to time, issue Series D, Series E, Series G and Series H preferred shares in one or more ATM offerings up to an aggregate of $150,000,000 in gross sales proceeds.

During the year ended December 31, 2019 and December 31, 2018, the Company did not issue any preferred shares under an ATM offering.

The preferred shares are subject to certain financial covenants and the Company is in compliance with these covenants at December 31, 2019.

(c)	Warrants:

The 2018 Warrants entitle the holder to purchase one share of the Company’s Class A common shares at an exercise price of $6.50 per share, subject to customary anti-dilution adjustments.  Each warrant is exercisable within seven years. The holder may pay the aggregate exercise price in cash, by redemption of a fixed amount of 2025 Notes or by any combination of the foregoing. The Company can elect to require early exercise of the 2018 Warrants, at any time after February 14, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the 2018 Warrants at that time.

On July 16, 2018, the Company closed an agreement such that Fairfax agreed to exercise the 2018 Warrants immediately to purchase 38,461,539 Class A common shares and to exercise the 2019 Warrants upon issuance in January 2019, both in cash.

In consideration for Fairfax early exercising the 2018 Warrants and the 2019 Warrants, the Company issued New Warrants to purchase 25,000,000 Class A common shares at an exercise price of $8.05 per share, subject to customary anti-dilution adjustments. Each warrant is exercisable within seven years. The holder may pay the aggregate exercise price by cash, by cashless exercise or by any combination of the foregoing. The Company can elect to require early exercise of the New Warrants, at any time after July 16, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the New Warrants three days prior to the exercise notice. If the 2019 Warrants were not exercised in January 2019, 12,500,000 of the New Warrants or the Class A common shares, would be cancelled if the New Warrants were exercised.

The 2019 Warrants were issued on January 15, 2019 and immediately exercised for cash.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

14.     Earnings per share:

	Earnings	Shares	Per share
For the year ended December 31, 2019	(numerator)	(denominator)	amount
Net earnings	$439.1
Less preferred share dividends:
Series D	(14.1)
Series E	(11.2)
Series G	(16.0)
Series H	(17.8)
Series I	(12.0)
Basic EPS:
Earnings attributable to common shareholders	$368.0	214,499,000	$1.72
Effect of dilutive securities:
Share-based compensation	—	471,000
New Warrants	—	4,902,000
Diluted EPS:
Earnings attributable to common shareholders	$368.0	219,872,000	$1.67

	Earnings	Shares	Per share
For the year ended December 31, 2018	(numerator)	(denominator)	amount
Net earnings	$278.8
Less preferred share dividends:
Series D	(14.6)
Series E	(11.2)
Series F	(8.3)
Series G	(16.0)
Series H	(17.8)
Series I	(3.4)
Basic EPS:
Earnings attributable to common shareholders	$207.5	154,848,000	$1.34
Effect of dilutive securities:
Share-based compensation		91,000
2018 Warrants and New Warrants	—	3,129,000
Diluted EPS(1):
Earnings attributable to common shareholders(1)	$207.5	158,068,000	$1.31

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

	Earnings	Shares	Per share
For the year ended December 31, 2017	(numerator)	(denominator)	amount
Net earnings	$175.2
Less preferred share dividends:
Series D	(9.9)
Series E	(11.1)
Series F	(9.7)
Series G	(16.0)
Series H	(17.7)
Basic EPS:
Loss attributable to common shareholders	$110.8	117,524,000	$0.94
Effect of dilutive securities:
Share-based compensation	—	81,400
Diluted EPS(1):
Earnings attributable to common shareholders(1)	$110.8	117,605,400	$0.94

(1)	The convertible Series F preferred shares are not included in the computation of diluted EPS when their effects are anti-dilutive.

15.     Share-based compensation:

In December 2005, the Company’s Board of Directors adopted its Stock Incentive Plan (the “Plan”), under which officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. In December 2015, the Plan, which is administered by the Company’s Board of Directors, was amended to increase the total shares of common stock reserved for issuance under the Plan to 3,000,000. The Plan was also amended to an indefinite term from the date of its adoption. In December 2017, the Plan was further amended to increase the total shares of common stock reserved for issuance under the Plan to 5,000,000. At December 31, 2019, there are 1,291,076 (2018 – 2,187,420) remaining shares left for issuance under this Plan.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the twelve months ended December 31, 2019, 2018, and 2017 are presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units		Stock options
	Number	W.A. grant	Number	W.A. grant	Number of	W.A. grant	Number	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	SARs	date FV	of units	date FV	of options	date FV
December 31, 2016	56,861	$15.48	$637,001	$14.55	$2,438,197	$2.29	$523,387	$16.71	—	—
Granted	107,270	8.97	90,000	6.85	—	—	88,293	5.93	—	—
Vested	(56,861)	15.48	—	—	—	—	(537,216)	16.16	—	—
Exchanged	—	—	—	—	—	—	—	—	—	—
Expired	—	—	—	—	(1,929,260)	2.00	—	—	—	—
Cancelled	(12,737)	9.53	—	—	(22,963)	3.40	(3,280)	9.16	—	—
December 31, 2017	94,533	8.89	727,001	13.60	485,974	3.40	71,184	7.80	—	—
Granted	664,326	7.68	30,000	6.86	—	—	109,248	9.73	500,000	2.45
Vested	(119,509)	8.52	—	—	—	—	(83,220)	9.87	—	—
Exchanged	—	—	(113,333)	18.80	—	—	—	—	—	—
Expired	—	—	—	—	(485,974)	3.40	—	—	—	—
Cancelled	(53,608)	7.10	(76,666)	7.90	—	—	(12,441)	7.28	—	—
December 31, 2018	585,742	7.76	567,002	12.97	—	—	84,771	8.33	500,000	2.45
Granted	107,400	8.64	—	—	—	—	209,732	8.80	—	—
Vested	(185,742)	7.58	—	—	—	—	(124,073)	9.20	—	—
Exchanged	—	—	(60,001)	16.68	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—	(33,466)	9.05	—	—
December 31, 2019	507,400	$8.01	507,001	$12.53	$—	$—	136,964	$8.09	500,000	$2.45

During the year ended December 31, 2019, the Company amortized $3,310,000 (2018 – $2,989,000; 2017 - $10,400,000) in share-based compensation expense related to the above share-based compensation awards.

At December 31, 2019, there was $3,764,000 (2018 – $1,474,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 22 months.

In July 2017, 1,000,000 fully vested Class A common shares were granted to the Company’s chairman of the board (the “Chairman”). In addition, in August 2017, the Chairman purchased 1,000,000 Class A common shares for $6.00 per share. As a result of these transactions, the Company recognized $6,920,000 in share-based compensation expense for the year ended December 31, 2017.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

In December 2018, the Company granted the CEO 500,000 restricted shares. These restricted shares vest over five years, up to maximum amount each year. As of December 31, 2019, 100,000 of these restricted shares are vested.

(b)	Restricted stock units:

Under the Company’s Cash and Equity Bonus Plan, the Company grants restricted stock units to eligible participants. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. Upon vesting of the restricted stock units, the participant will receive Class A common shares. This plan was renewed on July 1, 2018.

In March 2019, the Company cancelled 100,000 restricted shares previously issued to the former Chief Executive Officer (“former CEO”) of the Company.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

(c)	Stock options:

In January 2018, the Company granted the CEO stock options to acquire 500,000 Class A common shares at an exercise price of $7.20 per share. The stock options vest equally on each of the first five anniversaries of the CEO’s start date in January 2018 and expire on January 8, 2028. As at December 31, 2019, 100,000 of these stock options are vested and exercisable.

16.      Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2019	2018
Accrued interest	$17.1	$20.3
Accounts payable and other accrued liabilities	66.3	49.9
	$83.4	$70.2

(b)	Supplemental cash flow information:

	2019	2018	2017
Interest paid on debt	$183.1	$194.3	$111.2
Interest received	8.9	3.7	6.8
Undrawn credit facility fee paid	1.7	0.6	2.4
Non-cash transactions:
Dividend reinvestment	1.2	22.8	21.8
Arrangement and transaction fees settled in shares	—	2.3	4.2
Capital contribution through settlement of loans to affiliate	—	—	6.7
Carrying value of previously held equity in GCI settled on acquisition	—	61.9	—
Issuance of Class A common shares on acquisition	—	13.9	—
Issuance of New Warrants	—	67.5	—
Issuance of Series D preferred shares on acquisition	—	47.2	—
Offset of swaption against swap liability termination	—	—	10.9
Repayment of debt from sale-leaseback transaction proceeds	—	—	53.2
Settlement of GCI transaction fees paid by the Company	—	15.2	—
Settlement of loans to affiliate, accrued interest and other intercompany balances on acquisition	—	38.8	—
Sale of leased assets in exchange for net investment in the lease (note 5)	316.7	—	—
Refinancing of existing Term Loans with draws made on the Program (note 9 (c))	302.7	—	—

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2019	2018	2017
Cash and cash equivalents	$195.0	357.3	253.2
Restricted cash	2.3	14.1	14.0
Total cash, cash equivalents and restricted cash	$197.3	371.4	267.2

17.   Revenue:

For the year ended December 31, 2019, 2018, and 2017, revenue consists of:

	2019	2018	2017
Time charter revenue	$1,096.0	$1,061.1	$825.0
Interest income from leasing	35.5	35.2	6.3
	$1,131.5	$1,096.3	$831.3

At December 31, 2019, the minimum future revenues to be received on committed time charters and interest income to be earned from sales-type and direct financing leases are as follows:

	Time charter revenue to be received from operating leases	Interest income to be earned from sales-type and direct financing leases	Total committed revenue
2020	$1,028.1	$63.8	$1,091.9
2021	857.9	60.8	918.7
2022	630.7	56.8	687.5
2023	425.7	49.5	475.2
2024	274.8	30.9	305.7
Thereafter	230.7	216.2	446.9
	$3,447.9	$478.0	$3,925.9

Minimum future revenues to be received on committed time charters assume 100% utilization, extensions only at the Company’s unilateral option and sole discretion and no renewals.

In March 2019, the Company entered into an agreement with a customer to modify seven of its time charters such that the existing time charters continued until March 31, 2019, subsequent to which the vessels were re-chartered to other customers. Pursuant to this agreement, the Company received a settlement payment of $227,000,000, which was recorded in income related to modification of time charters.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

18.   Commitments and contingencies:

(a)	Operating leases:

At December 31, 2019, the commitment under operating leases for vessels is $1,100,225,000 for the years from 2020 to 2029 and for office space is $7,362,000 for the years from 2020 to 2024. Total commitments under these leases are as follows:

2020	$153.8
2021	154.0
2022	148.5
2023	148.7
2024	150.9
Thereafter	351.7
$1,107.6

For operating leases indexed to three-months LIBOR, commitment under these leases are calculated using the LIBOR in place as at December 31, 2019 for the Company.

At December 31, 2018, the commitment under operating leases for vessels is $1,279,074,000 for the years from 2019 to 2029 and for office space is $8,401,000 for the years from 2019 to 2024. Total commitments under these leases are as follows:

2019	$160.0
2020	159.2
2021	158.3
2022	151.7
2023	150.8
Thereafter	507.5
$1,287.5

For operating leases indexed to three-months LIBOR, commitment under these leases are calculated using the LIBOR in place as at December 31, 2018 for the Company.

(b)	Vessel commitment:

In September 2019, the Company entered into an agreement to purchase a 2010-built 9600 TEU vessel for an aggregate purchase price of $33,100,000, with expected delivery by April 2020. At December 31, 2019, the Company had made a payment of $6,620,000 which was included in Other Assets. The remaining balance is due upon delivery.

19.     Concentrations:

The Company’s revenue is derived from the following customers:

	2019	2018	2017
COSCO	$407.4	$412.3	$387.7
Yang Ming Marine	257.5	235.6	141.5
ONE	199.4	241.6	199.7
Other	267.2	206.8	102.4
	$1,131.5	$1,096.3	$831.3

__________________

(1)

Revenue from ONE reflects a joint venture arrangement that was formed on April 1, 2018 under which MOL, K-Line and Nippon Yusen Kabushiki Kaisha integrated their container shipping businesses. This presentation is also reflected in the prior periods.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

20.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of December 31, 2019, the fair value of the Company’s Revolvers and Term Loans, excluding deferred financing fees is $2,624,711,000 (2018 - $2,875,691,000) and the carrying value is $2,666,274,000 (2018 - $2,944,602,000). As of December 31, 2019, the fair value of the Company’s operating lease liabilities is $940,034,000 and the carrying value is $942,308,000. As of December 31, 2019, the fair value of the Company’s long-term obligations under other financing arrangements, excluding deferred financing fees, is $533,754,000 (2018 - $660,919,000) and the carrying value is $513,771,000 (2018 - $647,664,000). The fair value of the Revolvers and Term Loans, operating lease liabilities and long-term obligations under other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of December 31, 2019, the fair value of the Company’s senior unsecured notes is $82,816,000 (2018 – $400,049,000) and the carrying value is $80,000,000 (2018 – $400,396,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

As of December 31, 2019, the fair value of the 2025 Notes and 2026 Notes is an aggregate $525,591,000 (2018 – $236,349,000) and the carrying value is an aggregate $349,106,000 (2018 – $166,608,000). The Annual Put Right features of the 2025 Notes and 2026 Notes are considered embedded derivatives that are separately accounted for and re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the 2025 Notes and 2026 Notes and the fair value of a similar debt without an Annual Put Right, which is calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and the Company’s specific credit risk. The fair value of the Fairfax Notes and derivative put instruments is determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in public markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

The Company uses interest rate derivative financial instruments, consisting of interest rate swaps and interest rate swaptions, to manage its interest rate risk associated with its variable rate debt. If interest rates remain at their current levels, the Company expects that $14,663,000 would be settled in cash in the next 12 months on instruments maturing after December 31, 2019.  The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

On August 30, 2019, one of the Company’s interest rate swap counterparties exercised its termination right for early settlement. Upon termination, the Company made a payment of $97,955,000 (2018 - nil; 2017 – $8,107,000), equal to the fair value liability at the date of settlement, plus an additional amount in accrued interest.

As of December 31, 2019, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2019	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$333.2	$333.2	September 6, 2007	May 31, 2024
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
5.6000%	108.0	108.0	June 23, 2010	December 23, 2021	(2)
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(c)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	2019	2018
Fair value of financial instruments asset
Interest rate swaps	$0.1	$0.1
Fair value of financial instruments liability
Interest rate swaps	49.3	115.9
Derivative put instrument	0.9	11.3
There are no amounts subject to the master netting arrangements in 2019 or 2018.

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2019	2018	2017
Earnings (loss) on derivatives recognized in net earnings:
Change in fair value of interest rate swaps(1)	$(58.8)	$14.7	$(12.6)
Change in fair value of derivative put instrument	23.7	0.8	—
Loss reclassified from AOCL to net earnings(2)
Interest expense	(0.3)	(0.3)	(1.9)
Depreciation and amortization	(0.7)	(0.8)	(1.0)

(1)

For the years ended December 31, 2019, 2018 and 2017, cash flows related to actual settlement of interest rate swaps were $126,782,000, $41,284,000 and $59,313,000.  These are included in investing activities on the consolidated statements of cash flows. For the years ended December 31, 2018 and 2017, cash flows related to actual settlement of interest rate swaps of $41,284,000 and $59,313,000, respectively, were reclassified from operating activities to investing activities to conform with current financial statement presentation.

(2)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $974,000.

21. Subsequent events:

(a)

On January 3, 2020, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $16,763,000. The dividends were paid on January 30, 2020 to all shareholders of record on January 29, 2020.

(b)	On January 3, 2020, the Company declared a quarterly dividend of $0.125 per common share. The dividends were paid on January 30, 2020 to all shareholders of record as of January 20, 2020.
(c)

On January 17, 2020, the Company announced its intention to delist its outstanding 7.125% senior unsecured notes due 2027 (the "2027 7.125% Notes") from the New York Stock Exchange and to deregister the 2027 7.125% Notes under the Exchange Act of 1934, as amended. At the same time, the Company announced its intention to exercise its option to redeem the 2027 7.125% Notes on October 10, 2020, the first date for early redemption, at par plus accrued and unpaid interest to, but not including, such redemption date.

(d)	On January 24, 2020, the sixth and last vessel of the previously announced purchase of a fleet of six containerships was delivered.
(e)

On February 27, 2020, the Reorganization was completed. In this Reorganization, common and preferred shareholders of Seaspan (the predecessor publicly held parent company) became common and preferred shareholders of Atlas Corp., as applicable, on a one-for-one basis; maintaining the same number of shares and ownership percentage as held in Seaspan immediately prior to the Reorganization. In connection with the Reorganization, Atlas assumed all of Seaspan’s common share purchase warrants equity plans and will perform all obligations of Seaspan under such common share purchase warrants equity plans.

The Reorganization was accounted for as a transaction among entities under common control and represents a change in reporting entity whereby the financial information in the consolidated annual financial statements have been assumed by Atlas on a carry-over basis. Upon completion of the reorganization, Atlas common shares are traded on the New York Stock Exchange under the ticker symbol “ATCO”.

(f)

On February 28, 2020, after the Reorganization, Atlas completed the acquisition of all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy Ltd. (collectively “APR Energy”) from Fairfax, which held 67.8% of the APR Energy common shares, and certain other minority shareholders. As consideration for the shares of APR Energy, Atlas issued 29,891,266 common shares at a deemed value of US$11.10 per share. Further in accordance with the Acquisition Agreement, 6,664,270 shares of Atlas Corp. have been reserved for holdback in connection with post-closing purchase price adjustments and indemnification obligations of the sellers. This increases Fairfax’s ownership to 41%, net of holdback. APR Energy is a producer of mobile power solutions. The results of operations of APR Energy from the date of acquisition until March 31, 2020 will be included in the Atlas consolidated financial statements for the quarter ended March 31, 2020.

(g)	On January 7, 2020, the Company made a prepayment of $48,316,000 on the remaining balance of the financing arrangement for a 13100 TEU vessel.

SEASPAN CORPORATION

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2019, 2018 and 2017

(h)

In February 2020 and March 2020, the Company drew an additional $225,000,000 and $30,000,000 respectively on the Term Loan. The Term Loan matures on December 30, 2025 and is secured by the same portfolio of vessels as the Program, subject to composition requirements.

(i)

On February 24, 2020, the Company entered into agreements to purchase four 12000 TEU vessels, with an aggregate purchase price of $367,100,000. To fund the acquisitions, the Company entered into financing arrangements, with an aggregate commitment of approximately $337,732,000, whereby the title of the vessels are transferred to a financial institution upon delivery and leased back for a period of 10 years. The financing arrangements are required to be closed concurrently with the respective vessel acquisitions, subject to vessel delivery and other customary closing conditions. In March 2020, two vessels were delivered and funded.

(j)

On February 28, 2020, the Company and Fairfax entered into a subscription agreement pursuant to which the Company sold, and the Fairfax purchased, $100,000,000 aggregate principal amount of 5.50% Senior Notes due 2027 at an issue price of 100% of their principal amount.

(k)

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic.  To date, the Company has not yet experienced any material negative impacts to its business as a result of COVID-19. The future financial effects to the Company, if any, of COVID-19 cannot be reasonably estimated at this time.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLAS CORP.

Date: April 10, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)