Form 20-F
period 2020-12-31
Atlas Corp.
filed 2021-03-19
CIK 1794846

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Graham Talbot

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

246,277,338 Common Shares, par value of $0.01 per share

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

    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels and power generation assets, including the timing and amount of potential impairments;
•	the future valuation of our vessels, power generation assets and goodwill;
•	potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and power generation assets and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses and expenses related to performance under our contracts for the supply of power generation capacity, and general and administrative expenses;

•	availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•	global economic and market conditions and shipping and energy market trends, including charter rates and factors affecting supply and demand for our containership and power generation solutions;
•	disruptions in global credit and financial markets as the result of the COVID-19 pandemic or otherwise;
•	conditions in the public equity market and the price of our shares;
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

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters and leases of our power generation assets with our existing customers or new customers;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•	the length and severity of the ongoing novel coronavirus (COVID-19) pandemic, including as a result of the new variants of the virus, and its impact on our business;
•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•	disruptions and security threats to our technology systems;
•	taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•	the continued availability of services, equipment and software from subcontractors or third-party suppliers required to provide our power generation solutions;
•	our ability to protect our intellectual property and defend against possible third-party infringement claims relating to our power generation solutions;
•	potential liability from future litigation;
•	other factors detailed in this Report and from time to time in our periodic reports.

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

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise except as required by law or regulation. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Corporate Reorganization & Acquisition of APR Energy Limited

On November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger with Atlas Corp. (the “Company” or “Atlas”), then a wholly owned subsidiary of Seaspan, and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly owned subsidiary of Atlas (the “Reorganization”).

On February 27, 2020, Seaspan completed the Reorganization, pursuant to which Seaspan became a direct, wholly-owned subsidiary of Atlas. The business operations of Seaspan did not change as a result of the Reorganization.

In the Reorganization, holders of Seaspan common shares and Seaspan preferred shares became holders of Atlas common shares and Atlas preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the Reorganization. In addition, Atlas assumed Seaspan’s share purchase warrants, the Seaspan Corporation Stock Incentive Plan, all unexercised and unexpired options to purchase Seaspan common shares and each right to acquire or vest in a share of Seaspan common stock, including restricted stock unit awards and performance share awards that were outstanding under the Seaspan Corporation Stock Incentive Plan.

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

The Reorganization and acquisition of APR Energy are discussed in more detail in “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in year 2020 and 2021”

Glossary

Unless we otherwise specify or the context otherwise requires, when used in this Annual Report, (i) the terms “Atlas,” the “Company,” “we,” “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited, its subsidiary APR Energy Limited, and APR Energy Limited’s subsidiaries.

References to Seaspan’s customers are as follows:

Customer	Reference
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Korea Marine Transport Co., Ltd.	KMTC
Maersk Line A/S(1)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Ocean Network Express Pte. Ltd.	ONE
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

(1)	A subsidiary of A.P. Moeller Maersk A/S.

We use the term “twenty-foot equivalent unit,” or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”.  We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class.  However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

We use the term “megawatts”, representing a unit of energy, to describe the power generation capacity of our power assets. The actual megawatts that can be generated from our power assets, individually or in aggregate may differ from the approximate amount disclosed.

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

Megawatts. A unit of energy generated by power assets.

Newbuilding. A new ship under construction or just completed.

Off-charter. The period in which a vessel is not in service under a time charter and, accordingly, we do not receive hire.

Off-hire. The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled. For all other assets, the period in which the asset is not available for service under a lease agreement.

On-hire. The period in which an asset is available for service under a lease agreement.

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

We use the term “Notes” to refer, collectively, to the 5.50% senior notes due 2025 (the “2025 Notes”), the 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”), the 6.5% senior unsecured sustainability-linked bonds due 2024 (the “NOK Bonds”), the 5.50% senior notes due 2026 (the “2026 Notes”), the 5.50% senior notes due 2027 (the “2027 Fairfax Notes”, together with 2025 Notes and the 2026 Notes, the “Fairfax Notes”) and the 7.125% senior unsecured notes due 2027 (the “2027 7.125% Notes”), in each case, issued by Seaspan.

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information
A.	Selected Financial Data[1]

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Prior to completion of the Reorganization, Atlas was a wholly owned subsidiary of Seaspan, formed to facilitate the Reorganization, and had no material income activity or material assets. Upon completion of the Reorganization, Atlas assumed the financial information of its predecessor on a carry-over basis under the pooling of interest method. The following table should be read together with reference to Atlas’s financial statements and the historical financial statements of Seaspan, as the predecessor.

(1)	In February 2020, we early adopted the Securities and Exchange Commission rule, which eliminates the need to present five years of selected financial data.

A.	Selected Financial Data (continued)
	Year Ended December 31,
	2020	2019	2018
Statements of operations data (in millions of USD):
Revenue	$1,421.1	$1,131.5	$1,096.3
Operating expenses (income):
Operating expense	274.8	229.8	219.3
Depreciation and amortization	353.9	254.3	245.8
General and administrative	65.4	33.1	31.6
Operating leases(1)	150.5	154.3	129.7
Goodwill impairment	117.9	-	-
Income related to modification of time charters	-	(227.0)	-
Operating earnings	458.6	687.0	469.9
Other expenses (income):
Interest expense	191.6	218.9	212.1
Interest income	(5.0)	(9.3)	(4.2)
Acquisition related gain on contract settlement	-	-	(2.4)
Loss (gain) on derivative instruments(2)	35.5	35.1	(15.5)
Equity income on investment	-	-	(1.2)
Other expenses(3)	27.3	2.0	1.7
Net earnings before income tax	209.2	440.3	279.4
Income tax expense	16.6	1.2	0.6
Net earnings	$192.6	$439.1	$278.8

Per share data (in USD)
Common share, basic	$0.52	$1.72	$1.34
Common share, diluted	0.50	1.67	1.31
Dividends paid per common share	0.50	0.50	0.50

Statements of cash flows data (in millions of USD):
Cash from (used in):
Operating activities	$694.2	$783.0	$525.1
Investing activities	(859.9)	(475.6)	(627.4)
Financing activities	310.9	(481.5)	206.5

Selected balance sheet data (at year end, in millions of USD):
Cash and cash equivalents	$304.3	$195.0	$357.3
Current assets	584.3	280.7	419.2
Property, plant and equipment(4)	6,974.7	5,707.7	5,926.3
Total assets(1)	9,289.1	7,917.0	7,067.4
Long-term debt (includes current portion)	3,566.1	3,060.6	3,487.5
Total shareholders’ equity	3,625.6	3,232.7	2,460.0
Other data:
Number of vessels in operation at year end	127	117	112
Vessel TEU at year ended	1,073,200	956,400	905,900
Vessel utilization for the year ended(5)	98.4%	98.9%	97.9%
Power fleet utilization for the year ended(6)	68.9%	74.0%	65.1%

(1)       Effective January 1, 2019, Company adopted Accounting Standards Update 2016-02, “Leases”, using the modified retrospective method,

            whereby a cumulative effect adjustment was made as of that date. Accordingly, we recorded non-cash right-of-use assets and operating lease liabilities on the balance sheet for its vessel sale-leaseback transactions and other leases under operating lease arrangements. Prior to January 1, 2019, operating leases were not included on the balance sheet and were recorded as operating lease expenses when incurred.

(2)       All of our interest rate swap agreements are marked to market and the changes in the fair value of these instruments are recorded in recorded in “Loss (gain) on derivative instruments”.

(3)        Other expenses include foreign exchange gain or loss, loss on repatriation of currency from a foreign jurisdiction and undrawn credit facility fees.

(4)        Property, plant and equipment include the net book value of vessels in operation, power generating equipment and other equipment.

(5)       Vessel utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days (including time charter and bareboat ownership days) during the year. Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use.

(6)        Power fleet utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity. Average Megawatt On-Hire is the amount of capacity that is under contract and available to customers for use. Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas.

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Some of the following risks relate principally to our businesses and our business strategy. Other risks relate principally to regulation, our indebtedness and to ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability to pay dividends on our shares, ability to redeem our preferred shares or the trading price of our shares.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk Factors” section in full.

•

The business and activity levels of our charterers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us may be hindered by any deterioration in the shipping industry, credit markets or other negative developments. The business and activity levels of our charterers could be impacted by excess supply of global container ship capacity, which depresses freight rates.

•

The container shipping industry is dynamic and volatile and has been marked in recent years by instability and uncertainties as a result of global economic conditions and the many factors that affect supply and demand in the shipping industry, including geopolitical trends, US-China related trade restrictions, regulatory developments, relocation of manufacturing and, in the last 12 months, the impact of the COVID-19 pandemic.

•

We derive our charter revenue from a limited number of customers, and the loss of any of our long-term charters, further increases in the number of vessels on short-term charter or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.

•

APR Energy has operations in emerging markets which exposes us to risks that are more prevalent than in developed markets, such as economic and governmental instability (which has been and during 2021 will likely continue to be exacerbated by COVID-19), the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities.

•

We have substantial debt. We may not have sufficient cash flow from operations or otherwise to be able to timely pay, or be able to refinance, amounts owed under our credit facilities, Notes and vessel lease and other financing arrangements, or be able to repurchase our Notes when required.  Moreover, our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Goodwill impairment is assessed annually on November 30th of each year, or earlier depending on changes in events and circumstances. During this process, material impairment may be identified. The amount, if any, and timing of any impairment charges is subject to significant judgment.

•

Low utilization of our assets due to technological obsolescence, or changes in industry standards, environmental regulation, customer requirements or otherwise could reduce our revenues and profitability as well as require us to record impairment charges.

•

We intend that our business be conducted and operated in a manner that minimizes income taxes imposed upon us; however, there is a risk that we will be subject to income tax in one or more jurisdictions if under the existing or future tax laws of any such jurisdiction, we or one of our subsidiaries are considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not, or such subsidiary does not, qualify for an exemption or reduced taxation under local taxation rules or applicable tax treaties.

•	Disruptions and security threats to our technology systems could negatively impact our business.

•	Our growth strategy may be adversely affected by material disruptions to global economic activities, including due to any prolonged disruption created by the COVID-19 virus.

Risks related to our containership business

The business and activity levels of many of our charterers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us may be hindered by any deterioration in the shipping industry, credit markets or other negative developments.

Our current vessels are primarily chartered to customers under long-term time charters and payments to us under those charters account for the vast majority of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. An over-supply of containership capacity and historically low freight rates resulted in many liner companies (including some of our customers) incurring losses in the previous business cycles past. A reduction in cash flow resulting from low freight rates, a reduction in borrowing bases under reserve-based credit facilities, the limited or lack of availability of debt or equity financing, or a combination of such events, may reduce the ability of our customers to make charter payments to us. Any significant financial and economic disruption, or any other negative developments affecting our customers, or other third parties with which we do business, generally or specifically (such as the COVID-19 pandemic, bankruptcy of a customer, decline in global trade, industry over-capacity of containerships, low freight rates, asset write-downs or incurring losses) could harm our business, results of operations and financial condition.

Similarly, shipbuilders that Seaspan engages to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including the fluctuating price of commodities and currency exchange rates and global disruptions to markets and supply chains due to COVID-19. In addition, the refund guarantors under shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders) may also be negatively affected by adverse market conditions and, as a result, may be unable or unwilling to meet their obligations due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this may harm our business, results of operations and financial condition.

A decrease in the level of export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping.

Our containership operations are exposed to the risk of trade protectionism. Governments may use trade barriers to protect their domestic industries against foreign imports, thereby depressing demand for container shipping services. In recent years, increased trade protectionism in the markets that our customers serve, particularly in China, where a significant portion of their business originates, has caused, and may continue to cause, increases in the cost of goods exported, the length of time required to deliver goods and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped. China’s import and export of goods may continue to be affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating tariffs between the U.S. and China, as well as by trade relations among other countries. These risks may have a direct impact on demand in the container shipping industry. While a trade agreement was reached between China and the U.S. in January 2020 aimed at easing the trade tensions between the two countries, there can be no assurance that there will not be any further escalation. The U.S. has also been threatening to introduce higher tariffs on EU imports.

On January 31, 2020, following an affirmative vote by national referendum, the United Kingdom (the “U.K.”) withdrew from the European Union (the “EU”), an event commonly referred to as “Brexit.”  In December 2020, the EU and the U.K. agreed a trade deal, which went into effect on January 1, 2021. While the trade agreement provides for tariff-free trade in goods and limited mutual market access in services, some specifics of the deal related to financial services have not been agreed upon. Additionally, the end of free movement could significantly disrupt the exchange of people and services between the U.K. and the EU, resulting in the imposition of impediments to trade.

Any increased trade barriers or restrictions on global trade would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to Seaspan and to renew and increase the number of their time charters with Seaspan. This could harm our business, results of operations and financial condition.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

A significant number of port calls made by our vessels involve the loading or discharging of containerships in ports in the Asia Pacific region. Economic turmoil in that region may exacerbate the effect of any economic slowdown on Seaspan. China has been one of the world’s fastest growing economies in terms of gross domestic product (“GDP”), which has increased the demand for shipping. As discussed above, the U.S. administration has sought to implement more protectionist trade measures to protect and enhance the U.S. domestic economy. Additionally, the E.U. and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant global economic downturn or increase in protectionist trade policies, both of which would likely lead to a reduction in global trade and demand for containerships. Any deterioration in the global economy may cause a decrease in worldwide demand for certain goods and shipping, and economic instability could harm our business, results of operations and financial condition.

The growth of our containership leasing business depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The container shipping industry is both dynamic and volatile in terms of charter hire rates and profitability. Containership charter rates have fluctuated significantly in the past and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity, which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;
•	changes in global production of products transported by containerships;
•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;
•	global and regional economic and political conditions;
•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;
•	developments in international trade; and
•	environmental and other regulatory developments;

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;
•	the extent of newbuilding vessel deferrals;
•	the scrapping rate of containerships;
•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;
•	charter rates and the price of steel and other raw materials;
•	changes in environmental and other regulations that may limit the useful life of containerships;
•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel; and
•	port and canal infrastructure and congestion.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire, we may not be able to recharter our vessels at profitable rates or at all, which would harm our results of operations. Should the COVID-19 pandemic continue for an extended period of time, with significant negative impact on global growth and overall containerized volumes, there is a risk that vessels with expiring charter contracts will not be renewed or renewed at lower rates.

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

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all, and rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. As of March 1, 2021, 51 vessels are subject to short-term charter market rates. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration.

A reduction in our net assets could result in a breach of certain financial covenants applicable to our credit,

lease and other facilities and our Notes which could limit our ability to borrow additional funds or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in mandatory prepayments under certain of the credit facilities or our Notes. This could harm our business, results of operations, financial condition and ability to pay dividends on our equity securities.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure it to reduce charter rates.

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

We derive our charter revenue from a limited number of customers. The loss of any of our long-term charters, further increases in the number of vessels on short-term charter or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.

As at December 31, 2020, we had nine customers. The following table shows the number of vessels in our operating fleet that were chartered to such customers and the percentage of our total revenue attributable to the charters with such customers for the year ended December 31, 2020:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2020
COSCO	39	32.8%
Yang Ming Marine	16	20.9%
ONE	25	19.4%
Other	47	26.9%
	127	100.0%

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of financial inability or distress, disagreements with us, defaults on a payment or otherwise;
•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or
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

The majority of our vessels are chartered under long-term charters, and customer payments are the source of nearly all of our operating cash flow. If one of our large container liner customers experiences financial distress due to the COVID-19 pandemic, bankruptcy, a change-in-control or otherwise, such circumstance could likely lead to significant reductions in our revenues, commercial disputes, receivable collection issues, and other negative consequences that could have a material adverse impact on our results of operations, financial condition and cash flows.

In addition, as the long-term charters terminate, an increasing number of our vessels have been fixed on short-term charters at prevailing spot market rates, which are substantially lower than the rates on our existing long-term charters. Further, as liner companies (including our existing customers) consolidate through merger, joint ventures or alliances, our risk relative to the concentration of our customers may increase and they may also seek to renegotiate the rates payable for the remaining terms of their charters. The loss of any of these long-term charters, further increases in the number of vessels on short-term charters or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.

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

The growth of our containership business and our ability to recharter our vessels depend on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional fixed-rate time charters for such ships, and to recharter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The process of obtaining new time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months in regard to newbuilding containerships. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;
•	container shipping experience and quality of ship operations, including cost effectiveness;
•	quality and experience of seafaring crew;
•	the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;
•	relationships with shipyards and the ability to get suitable berths when needed;
•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
•	competitiveness of the bid in terms of overall price.

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

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage or dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.

We are contracted to purchase 31 newbuilding containerships with scheduled delivery dates through 2024, with options to purchase an additional four containerships. The total purchase price of the 31 containerships is estimated to be approximately $3.6 billion. Our obligation to purchase the 31 containerships is not conditional upon our ability to obtain financing for such purchases and we have yet to secure financing for the acquisitions. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, enter into sale-leaseback or other financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Our ability to obtain or access bank financing for future debt may be limited by our financial condition at the time of any such financing and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources.  Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

We will be paying all costs for the newbuilding vessels that we have contracted to purchase and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to repay all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 24 months. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 50-80% of the total vessel purchase price. We plan to enter into additional credit facilities or lease obligations to fund the vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations and financial condition.

We are currently under contract to purchase 31 newbuilding containerships, which are scheduled to be delivered at various times through 2024. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership charter. The occurrence of any of such events could harm our business, results of operations and financial condition.

The delivery of the containerships could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations, including COVID-19;
•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	bankruptcy or other financial crisis of any of the shipyards;
•	a backlog of orders at any of the shipyards;
•	hostilities, or political or economic disturbances in South Korea or China, where the containerships are being built, including disturbances caused by the COVID-19 pandemic;
•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;
•	our requests for changes to the original containership specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	our inability to obtain requisite permits or approvals;
•	a dispute with any of the shipyards;
•	our failure to obtain financing for the vessels, or any failure of our banks to provide debt financing; or
•	a disruption to the financial markets.

In addition, each of the shipbuilding contracts for our newbuilding containerships contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations and financial condition.

Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class.  For certain newbuild vessels, including the two 24000 TEU class containerships and the ten 15000 TEU LNG dual fuel containerships, this is the first time we are commissioning vessels of this size or specification, and therefore may be more susceptible to additional design and operational challenges. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations and financial condition.

Excess supply of global containership capacity may limit our ability to operate our vessels profitably.

While the size of the containership order book has declined from the historic highs reached in mid-2008, as of February 1, 2021, newbuilding containerships representing approximately 12.4% of the existing global fleet capacity as of that date were under construction.  Notwithstanding that some orders may be cancelled or delayed, the size of the orderbook may result in an increase in the size of the world containership fleet over the next few years.  If it does, it may lead to a reduction in charter rates or prolong the period during which low charter rates prevail, which in turn may mean that upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships at unprofitable rates, if at all. Until such capacity is fully absorbed by the container shipping market, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.

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

The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new containerships are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition could be harmed.

Risks inherent in the operation of ocean-going vessels could harm our reputation, business, results of operation and financial condition.

The operation of ocean-going vessels carries inherent risks, including dangers associated with potential marine disasters, environmental accidents, collisions, cargo and property losses or damage, and business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations and financial condition.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Public health threats, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate could adversely impact our operations as well as the operations of our customers. The outbreak of COVID-19, for example, delayed completion of repairs and significant projects on drydocked vessels in some instances, resulting in additional costs, due to restrictions on access to shipyards and limitations on the supply chain generally.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet of 127 containerships as of March 1, 2021, had an average age (weighted by TEU capacity) of eight years. We try to offset the cost impact from an aging fleet through fleet renewal and operational efficiency initiatives. However, as our fleet ages, we may incur increased costs. Older vessels may require longer and more extensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations and financial condition.

Risks related to our power generation business

APR Energy has a recent history of net losses and may not achieve or sustain profitability.

APR Energy has a recent history of net losses. The extent of APR Energy’s future losses or profits is uncertain, and it may not achieve profitability. In 2020, we recorded a non-cash goodwill impairment charge of $117.9 million related to the reporting unit in which APR Energy resides, as a result of strategic repositioning contemplated subsequent to acquisition. If APR Energy is unable to achieve and then maintain profitability, the market value of our common shares will likely decline.

Our competitive position, revenues and asset values could be adversely affected by changes in technology, prices, industry standards, environmental regulation and other factors.

The markets in which APR Energy operates change rapidly because of technological innovations and changes in prices, industry standards, environmental regulations, customer requirements (including demand for more environmentally friendly solutions), product introductions and the economic environment. New technology or changes in industry, environmental regulation and customer requirements may render our existing power generation solutions obsolete, excessively costly or otherwise unmarketable. As a result, we must continuously enhance the efficiency and reliability of our existing technologies and seek to develop new technologies in order to remain at the forefront of industry standards and customer requirements. If we are unable to introduce and integrate new technologies into our power generation solutions in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired.

Further, if technological advances render our existing power generation assets obsolete or otherwise unmarketable, competition from third parties offering more technologically advanced solutions could adversely affect our ability to extend or secure new power purchase contracts and the resale value of our assets. As a result, our business, results of operations and financial condition could be harmed.

The delivery of our power generation solutions to our customers and our performance under our customer contracts may be adversely affected by problems related to its reliance on third-party contractors and suppliers.

APR Energy’s customer contracts require services, equipment or software which we subcontract to subcontractors or source from third-party suppliers. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause us to be in default under our customer contracts. To the extent we are not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, we may be subject to claims by our customers as a result of problems caused by a third-party that could have a material adverse effect on our reputation, business, results of operations and financial condition.

APR Energy has international operations, including in emerging markets, that could be subject to economic, social and political uncertainties.

APR Energy operates in a range of international locations, including Argentina, Australia, Bangladesh, Equatorial Guinea and Mexico, and expects to expand its operations into new locations in the future. Accordingly, we face a number of risks associated with operating in different countries that may have a material adverse impact on our business, financial condition and results of operations. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or other government officials, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business.

APR Energy conducts business in various emerging countries worldwide. Our activities in these countries involve a number of risks that are more prevalent than in developed markets, such as:

•	social, economic and governmental instability (which has been, and during 2021 will likely continue to be, exacerbated by COVID-19), civil unrest and, in some cases, regime change and armed conflict;

•	the possibility of significant amendments to, or changes in, the application of governmental regulations;
•	the nationalization and expropriation of private property;
•	payment collection difficulties and general counterparty credit risk;
•	substantial fluctuations in interest and exchange rates;
•	changes in the tax framework or the unpredictability of enforcement of contractual provisions; and
•	imposition of new or additional trade and economic sanctions laws imposed by the U.S. or foreign governments and other unfavorable interventions or restrictions imposed by public authorities.

We are also exposed to currency control measures and limits on the repatriation of funds in the jurisdictions in which we do business. For example, our contracts in Argentina are denominated in U.S. dollars and payable in local currency at the exchange rate on or immediately prior to the payment date. Currency control measures imposed by the Argentine central bank prohibit companies with intercompany and/or debt arrangements like those of our Argentinian subsidiary to (a) convert Argentine pesos into U.S. dollars and/or to (b) repatriate funds abroad at the official exchange rate. Consequently, we have entered into Blue Chip swap transactions to mitigate the exchange rate exposure.  However, there is still the possibility that the Argentine central bank or federal government will broaden the scope of pesification measures, effectively fixing the payment in Argentine pesos using a historical exchange rate, which could have an adverse impact on our business.

Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain Latin American countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Although our activities in emerging markets are not concentrated in any specific country (other than Argentina and Bangladesh), the occurrence of one or more of these risks in a country or region in which we operate could have a material adverse effect on our business, financial condition and results of operations, and we can provide no assurance that our future international operations will remain successful.

Power plants are inherently dangerous workplaces at which hazardous materials are handled.  If we fail to maintain safe work environments or cause any damage, we could be exposed to significant financial losses, as well as civil and criminal liabilities.

Our installation, construction, commissioning, operation, maintenance and dismantling activities in connection with the delivery of our power generation solutions to customers often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, and heat or liquids stored under pressure. On most projects and at most facilities, we are responsible for safety and, accordingly, must implement safe practices and safety procedures. If we fail to design and implement such practices and procedures or if the practices and procedures we implement are ineffective, our employees and others may become injured and our and others’ property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers or the operation of a facility, and raise our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition and results of operations.

In addition, our activities in connection with the delivery of our power generation solutions can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us to cleanup obligations as well as civil and criminal liabilities. We are also subject to regulations dealing with occupational health and safety. We maintain functional groups whose primary purpose is to ensure we implement effective health, safety and environmental work procedures throughout our organization, including construction sites and maintenance sites, the failure to comply with such regulations could subject us to liability. In addition, we may incur liability based on allegations of illness or disease resulting from exposure of employees or other persons to hazardous materials that we handle or are present in our workplaces.

We believe that our safety record is critical to our reputation. Many of our customers require that we meet certain safety criteria to be eligible to bid for contracts, and many contracts provide for automatic termination or forfeiture of some, or all, of its contract fees or profit in the event it fails to meet certain measures. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients and could have a material adverse impact on our business, financial condition and results of operations.

Our power generation business may be adversely affected by catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, unexpected equipment breakdown, or criminal or terrorist acts at one or more of our power plants, facilities and construction sites, or outbreaks of epidemic and pandemic of diseases, including COVID-19

If one or more of our plants, facilities or construction sites were to be subject in the future to fire, flood or a natural disaster, adverse weather conditions, terrorism, loss of power or critical IT infrastructure, or other catastrophe, or if unexpected geological or other adverse physical conditions were to develop at any of its plants, facilities or construction sites, or if critical equipment expectedly should breakdown, we may not be able to carry out its business activities at that location or such operations could be significantly reduced. This could result in lost revenue at these sites during the period of disruption, costly repair and remediation and the potential assessment of contractual penalties, which could have a material adverse effect on our business, financial condition and results of operations. In addition, it is possible that its plants could be affected by criminal or terrorist acts. Any such acts could have a material adverse effect on our business, financial condition and results of operations.

Current and future outbreaks of epidemic or pandemic of diseases could have a material adverse effect on our business. COVID-19, for example, has created certain operational challenges and delays transporting our turbines and balance of plant equipment, as well as our personnel, to project sites due to border closures and travel restrictions.  In addition, COVID-19 has impacted new growth opportunities due to delays in procurement processes and a general reduction in demand for power in certain markets. It is possible that, due to COVID-19’s global economic and market impacts, that we will be unable to secure employment for our idle turbines or buyers for our diesel power modules in the near term. These developments could materially and adversely affect our results of operations, financial condition and cash flows.

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

Our business may suffer if we are sued for infringing upon the intellectual property rights of third parties.

We are subject to the risk of adverse claims and litigation alleging its infringement of the intellectual property rights of others. In the future, third parties may assert infringement claims, alleging infringement by our current, or future, services or solutions. These claims may result in protracted and costly litigation, may subject us to liability if it is found to have infringed upon third parties' intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management's attention from the operation of its business.

Failure by us to successfully defend against claims made against us by customers, suppliers or subcontractors, or failure by us to recover adequately on claims made against customers, suppliers or subcontractors, could materially adversely affect its, and therefore, our business, financial condition and results of operations.

APR Energy’s projects generally involve complex engineering, procurement of supplies and construction management. We may encounter difficulties in the engineering, equipment delivery, schedule changes and other factors, some of which are beyond our control, that affect our ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, we rely on third-party partners, equipment manufacturers and subcontractors to assist us with the completion of its contracts. As such, claims involving customers, suppliers and subcontractors may be brought against us, and by us, in connection with our project contracts. Claims that may be brought against us include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project and claims for cancelled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums.  Claims brought by us against customers include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between us and our suppliers, subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims could materially adversely impact our business, financial condition and results of operations.

The nature of our operations exposes us to potential liability claims and contract disputes which may reduce our profits.

APR Energy engages in operations where failures in design, construction or systems can result in substantial injury or damage to third parties. In addition, the nature of our activities results in customers, subcontractors and vendors occasionally presenting claims against us for recovery of cost they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been, and may in the future, be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. When it is determined that we have liability, we may not be covered by insurance or, if covered, the financial amount of these liabilities may exceed our policy limits.

Risks related to our strategy

We may not be able to successfully implement our growth strategy, and invest in or integrate new assets or lines of business.

Atlas’s sole assets are its wholly owned subsidiaries, Seaspan and APR Energy. Our strategy to grow our business is dependent, in part, on our ability to invest in additional businesses. We also aim to grow our containership and power generation businesses through the acquisition of new or secondhand vessels and power generation assets.  We believe that acquisition opportunities may arise from time to time, and any such acquisitions could be significant. Any acquisition could involve the payment by us of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. However, we may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. In addition, we may not be able to successfully identify target investments or consummate target acquisitions within the expected timeline or budget.

We also cannot assure you that the diligence we conduct when evaluating future acquisitions will reveal all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our control will not later arise. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Further, as a result of a completed acquisition, purchase accounting, and integration of the acquired business, we may be required to take write-offs or write-downs, restructuring and impairment or other charges that could negatively affect our business, assets, liabilities, prospects, outlook, financial condition and results of operations.

Our future acquisitions could present a number of other risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets (which, at this time, could be due in part to the impact of COVID-19 on global markets and operations), and the risk of diverting management’s attention from existing operations or other priorities. In addition, we may not derive the expected financial returns on our investments in new businesses or such operations may not be profitable at all.

In connection with our acquisition of APR Energy, we conducted due diligence and the acquisition agreement contains extensive indemnity and holdback provisions in our favor. However, we have been required to record non-cash impairment charges related to goodwill, as a result of strategic repositioning contemplated subsequent to the acquisition.

We cannot predict the effect that any failed expansion may have on our business. Regardless of whether we are successful in identifying target investments or acquisitions, the negotiations for such investments or acquisitions could disrupt our ongoing business, distract management and increase our expenses. If we are unable to successfully execute our plans for investing in new lines of business or acquiring additional assets for our containership and power generation businesses, whether as a result of unfavorable market conditions or otherwise, our future results of operations could be materially and adversely affected.

Our growth strategy may be adversely affected by material disruptions to global economic activities, including due to any prolonged disruption created by the COVID-19 virus.

The COVID-19 pandemic has negatively impacted, and may continue to negatively impact, global economic activity. While the global market downturn, closures and limitations on movement are expected to be temporary, the duration of the disruption to business activities globally cannot be known at this time. This uncertainty could have an impact on our ability to execute upon our strategy to acquire and invest in new business lines or in new or secondhand assets for our containership and power generation businesses.

We may be required to make substantial capital expenditures to complete the acquisition of businesses or assets, which may result in increased financial leverage, dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.

We intend to grow our business over time through acquisitions. We are regularly evaluating opportunities within the maritime and industrial transportation, energy and other sectors, and the acquisition of future businesses or assets will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay obligations under our Notes, dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing and covenants in our credit facilities, as well as by adverse market conditions. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Risks related to regulation and tax

Failure to comply with applicable anti-bribery and corruption laws could result in fines, criminal penalties, terminations of charters and other significant contracts, and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-bribery and corruption laws and have adopted a Standards of Business Conduct Policy which is consistent and in full compliance with the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We train our personnel concerning anti-bribery and corruption laws and issues, and also inform our partners, subcontractors, suppliers, agents and others who work for us or on our behalf that they must comply with anti-bribery and corruption law requirements. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents, or the third parties with which we do business, may take actions determined to be in violation of such anti-bribery and corruption laws, including the UK Bribery Act and FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We are subject to stringent environmental regulation that could require significant expenditures and affect our operations.

Our business and operations are materially affected by environmental regulation in the jurisdictions in which we do business, as well as the countries of our vessels’ registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and, in respect of our vessels, ballast water management and vessel recycling. These regulations require us to obtain regulatory licenses, permits and other approvals and to comply with the requirements of such licenses, permits and other approvals. There can be no assurance that:

•	governmental authorities will approve the issuance of such licenses, permits and other approvals or that such licenses, permits or approvals will be timely renewed or sufficient for our operations;
•	in respect of power generation business, public opposition will not result in delays, modifications to or cancellation of any proposed project or license; or
•	laws or regulations will not change or be interpreted in a manner that increases our costs of compliance or materially or adversely affects its operations or plants.

While we believe our policies with regard to environmental regulatory compliance are adequate and appropriate, we can give no assurance that we will continue to be in compliance or avoid material fines, penalties, sanctions and expenses associated with compliance issues in the future. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, closures of our power plants, detention of our vessels or denial of access to ports. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and cleanup to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax, financial assurance requirements or other liens on the responsible parties to secure the parties' reimbursement obligations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.

Environmental regulation has changed rapidly in recent years, and it is possible that we will be subject to even more stringent environmental standards in the future. For example, our activities are likely to be covered by increasingly strict national and international standards relating to climate change and related costs, and may be subject to potential risks associated with climate change, which may have a material adverse effect on our business, financial condition or results of operations. Environment standards, now or in the future, may affect the resale value or useful lives of our assets, require modifications to our vessels or power generation assets or operational changes or restrictions, or lead to decreased availability of insurance coverage for environmental matters. We cannot predict the amounts of any increased capital expenditures or any increases in operating costs or other expenses that we may incur to comply with applicable environmental or other regulatory requirements.  For additional information about the environmental regulations to which we are subject, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations”.

Climate change and greenhouse gas restrictions may adversely affect our operating results.

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on the shipping industry. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

Compliance with laws, regulations and obligations relating to climate change, including as a result of such international negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our vessels and power generation assets, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

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

Our power generation business is subject to extensive governmental regulation in a number of different jurisdictions, and its inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, results of operations or financial condition.

We are subject to extensive regulation of our power generation business in the United States, Argentina, Australia, Bangladesh, Mexico and in each of the other countries in which APR Energy operates. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of our activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on APR Energy. In particular, the power plants that we install, commission, operate, maintain and demobilize are subject to strict national, state and local regulations relating to their development, construction and operation (including, among other things, land acquisition, leasing and use of land, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy power transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements may result in substantial costs to our operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect our business, margins and investments.

Further, similar changes in laws and regulations could increase the size and number of claims and damages asserted against APR Energy or subject APR Energy to enforcement actions, fines and even criminal penalties. In addition, changes in laws and regulations may, in certain cases, have retroactive effect and may cause our results of operations to be lower than expected.

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, the United Kingdom, Hong Kong, the People’s Republic of China, and other jurisdictions, which would reduce our earnings.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, the United Kingdom, Hong Kong and the People’s Republic of China (the “PRC”), if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption or reduced taxation under local taxation rules or applicable tax treaties. For example, our mobile power generation segment operates in jurisdictions around the world and may be subject to corporate income taxes to the extent there is taxable income generated in such jurisdictions. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company.”

Changes to tax laws and tax treaties could have an adverse impact on our business, results of operation and financial condition.

Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where we are subject to tax could increase the amount of tax payable by us. In addition, the U.K. government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational corporations. Recently, the OECD has published proposals aimed at reforming the profit allocation and nexus rules for taxing the profits of, and achieving a global minimum level to taxation for, certain multinational corporations. As a result of the OECD projects and the focus on the taxation of multi-national corporations, the tax laws in the U.K. and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse impact on our business, results of operation and financial condition.

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

The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers, constructing vessels in China and obtaining financing from Chinese financial institutions could harm our business, results of operations and financial condition.

We conduct a substantial amount of business in China and with Chinese counterparties. As of March 1, 2021, a total of 37 of the 127 vessels in our current fleet were chartered to Chinese customers and our revenues in 2020 from Chinese customers represented 32.8% of our total revenue in our containership segment, in 2020. Many of our vessels regularly call to ports in China. In additional, we have entered into financing arrangements with certain Chinese financial institutions.

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

Although our charterparties and many of our financing arrangements are governed by English law, if we are required to commence legal proceedings against a customer, a charter guarantor or a lender based in China with respect to the provisions of a time charter, a time charter guarantee or a credit agreement, we may have difficulties in enforcing any judgment rendered by an English court (or other non-Chinese court) in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

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

Risks related to our indebtedness

We may not be able to timely pay, or be able to refinance, amounts owed under our credit facilities, Notes and vessel lease and other financing arrangements.

We have significant normal course payment obligations under our credit facilities, Notes, vessel lease and other financing arrangements, both prior to and at maturity, of approximately $544.2 million in 2021 and an additional $5.0 billion through to maturity, which extends to 2035.  In addition, under our credit facilities, vessel lease and other financing arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a specified grace period) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant asset (with the repayment amount increasing if asset values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of vessel lease arrangements.

Our ability to make payments under our credit facilities, Notes, vessel lease and other financing arrangements will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Our business may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. The market values of our vessels and power generation assets, which fluctuate with market conditions and which serve as collateral for our secured loans, will affect our ability to obtain financing or refinancing. Lower asset values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

If we are able to obtain financing and refinancing, it may not be on commercially reasonable terms. If we are not able to refinance outstanding amounts at interest rates and other terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy our payment obligations, or require us to delay certain business activities, capital expenditures or investments or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) with cash flow from operations, we may have to seek to restructure our debt, vessel lease and other arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all.

If we are unable to meet or otherwise default on our debt, vessel lease and other obligations, the holders of our debt or our lessors could declare all outstanding indebtedness to be immediately due and payable. Holders of our secured debt would also have the right to proceed against the collateral granted to them that secures the indebtedness, as follows: (i) in the case of our credit facilities, vessel lease and other financing arrangements, the collateral assets securing such indebtedness; and (ii) in the case of the Fairfax Notes and one of our revolving credit facilities, the equity of Greater China Intermodal Investments LLC and its subsidiaries (“GCI”), which entity is an intermediate holding company that owns the equity of a number of our indirect vessel-owning subsidiaries. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument.

We may not be able to repurchase our Notes upon the occurrence of a change of control or in connection with the exercise by the holders of such securities of their right to call for early redemption.

Under the terms of certain of our Notes, upon the occurrence of a change of control (as defined in the relevant indentures), we may be required to purchase all or a portion of such Notes then outstanding at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest. If a change of control were to occur, we may not have sufficient funds to pay the purchase price for the outstanding Notes tendered and, in such case, expect that we would require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. In addition, the occurrence of a change of control may result in an event of default under, or require us to purchase, our other existing or future senior indebtedness. Moreover, the exercise by the holders of their right to require us to purchase the Notes could cause a default under our existing or future senior indebtedness, even if the occurrence of a change of control itself does not, due to the financial effect of such purchase on us and our subsidiaries. Our failure to purchase tendered Notes at a time when the purchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt.

In addition, each holder of the Fairfax Notes has the right once a year, at its option, to require us to purchase some or all of the Fairfax Notes held by such holder at a purchase price of 100.0% of the principal amount thereof plus accrued and unpaid interest. On December 10, 2020, Fairfax Financial Holdings Limited, on behalf of itself and its affiliates (“Fairfax”), undertook not to exercise its right to call for early redemption of the Fairfax Notes on their respective anniversary dates in 2022. Thus, the Fairfax Notes are not puttable to us until 2023. However, should Fairfax exercise its put right in future, we may not have sufficient funds to pay the purchase price for any part of the Fairfax Notes tendered.  As stated above, if this were to happen, it could cause a default under our existing or future senior indebtedness, even if the exercise of that right itself does not, due to the financial effect of such purchase on us and our subsidiaries, and our failure to purchase tendered Fairfax Notes would constitute an event of default under the indenture, which, in turn, may constitute an event of default under existing or future debt.

Our substantial debt levels and vessel lease and other financing obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2020, we had $3.7 billion in aggregate principal amount of debt outstanding under our credit facilities and Notes, and vessel lease and other arrangements of approximately $1.8 billion. In February 2021, we issued $200.0 million of our NOK Bonds, and we have been actively pursuing other sources of financing, including debt financing. In particular, the amounts outstanding under our credit facilities and our vessel lease and other arrangements will increase following the delivery of the 31 newbuilding and two secondhand containerships that we have contracted to purchase.

Our level of debt and vessel lease and other financing obligations could have important consequences to us, including the following:

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

Our ability to service our debt and vessel lease and other arrangements will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic, financial, business and regulatory conditions, as well as other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease and other obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Disruptions in global capital markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

We rely on the global capital markets, especially the credit markets, to satisfy a significant portion of our capital requirements. Beginning in February 2020, due in part to fears associated with the spread of COVID-19, global capital markets experienced significant volatility and a steep and abrupt downturn. Although the U.S. markets rebounded during the latter half of 2020, ending 2020 at all-time highs, and vaccine programs are being administered worldwide, we cannot be certain when the COVID-19 pandemic will be over or that subsequently waves or variants of the virus will not again disrupt global markets and economic activity. Significant instability or disruptions of the capital markets or deterioration of our financial position due to internal or external factors could restrict or eliminate our access to, and/or significantly increase the cost of, various financing sources, including bank credit facilities and issuance of corporate bonds. This could occur because our lenders could become unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed to in our credit facilities due to market disruption events or increased funding costs. Such instability or disruptions in the capital markets may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios, shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

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

Although all of our charter revenues are earned in U.S. dollars and a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we conduct operations in many countries involving transactions denominated in a variety of currencies.  We are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues.  We monitor exchange rate fluctuations on a continuous basis and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so; however, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

As of December 31, 2020, we had an aggregate of approximately $3.7 billion outstanding under our credit facilities and our Notes and vessel lease and other financing arrangements of approximately $1.8 billion. The majority of our credit facilities and vessel lease and other financing arrangements are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations and their impact on the fair value of our interest rate swaps may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Restrictive covenants applicable to our credit facilities, Notes and vessel lease and other financing arrangements impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such financing and lease arrangements and our ability to pay dividends on our shares or redeem our preferred shares.

To borrow funds under our existing credit facilities and vessel lease and other financing arrangements, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities and vessel lease and other financing arrangements from incurring total borrowings in an amount greater than 65.0% of our total assets (as defined in the applicable agreement), and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in such credit facilities and vessel lease and other financing arrangements and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are unable to satisfy such requirements, we may be unable to borrow additional funds or may be in breach, which could require us to repay outstanding borrowings. We may also be required to prepay amounts borrowed under our credit facilities, our Notes and vessel lease and other financing agreements if we experience a change of control. These events may result in financial penalties to us under our leases.

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

Accordingly, we may need to seek consent from our lenders, lessors or holders of our Notes in order to engage in some corporate actions. The interests of our lenders, lessors and holders of our Note may be different from ours, and we may be unable to obtain our lenders’, lessors’ or Note holders’ consent when and if needed. In addition, we are subject to covenants applicable to our preferred shares. If we do not comply with the restrictions and covenants applicable to our credit facilities, Notes, or vessel lease and other financing arrangements, results of operations and financial condition and ability to pay dividends on our shares or redeem our preferred shares will be negatively impacted.

Charterparty-related defaults under certain of our secured credit facilities and vessel lease and other financing arrangements could permit the counterparties thereto to accelerate our obligations and terminate such facilities or leases, which could subject us to termination penalties.

Most of our vessel financing credit facilities and other financing arrangements, as well as our operating leases, are secured by, among other things, payments from the charterers for the applicable vessels and contain default provisions relating to non-payment. The prolonged failure of a charterer to pay in full under the charter or the termination or repudiation of the charter without our entering into a replacement charter contract within a specified period of time constitutes an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

Exposure to interest rate fluctuations may result in fluctuations in our results of operations and financial condition.

As of December 31, 2020, we had an aggregate of approximately $3.7 billion outstanding under our credit facilities and our Notes, and vessel lease and other financing arrangements of approximately $1.8 billion. The majority of our credit facilities and vessel lease arrangements are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations and their impact on the fair value of our interest rate swaps may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”

Risks related to our securities

Fairfax has significant influence over our policies and business.

During 2018, 2019 and 2020, Fairfax completed a series of investments in our Company. In addition, we acquired APR Energy on February 28, 2020 from Fairfax and other sellers, in consideration for which we issued common shares to Fairfax and the other sellers.  If the 25,000,000 warrants that were issued to Fairfax in July 2018 were exercised in full, as of March 1, 2021, Fairfax’s shareholdings in Atlas, including common shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 46.2% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax upon exercise of those warrants. For more information about these investments, see “Item 7. Major Shareholders and Related Party Transactions.”

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

We pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by and in the discretion of our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:

•	our continued ability to maintain, enter into or renew charters for vessels and leases of our power generation assets with our existing customers or new customers;
•	the rates we obtain for such charters and leases and the ability of our customers to perform their obligations thereunder;

•	the level of our operating costs;
•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;
•	prevailing global and regional economic and political conditions;
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•	changes in the basis of taxation of our activities in various jurisdictions;
•	our ability to service and refinance our current and future indebtedness;
•	our ability to raise additional debt and equity to satisfy our capital needs;
•	dividend and redemption payments applicable to other senior or parity equity securities; and
•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.

We have recently paid quarterly dividends of $0.125 per common share; for additional information, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources—Ongoing Capital Expenditures and Dividends”. Any increase in such dividend (1) will result in an upward adjustment of the number of our common shares issuable (a) upon exercise of the warrants we issued to Fairfax in July 2018 and (b) upon the exchange of the Exchangeable Notes, (2) may trigger a Potential Adjustment Event under the capped calls (as such term is defined therein) entered into by us in connection with the issuance of the Exchangeable Notes, and (3) may be prohibited by the covenants relating to the Fairfax Notes, subject to a restricted payments basket included in the indentures for the Fairfax Notes.  For additional information about the Fairfax investment, please read “Item 5. Operating and Financial Review and Prospects—A. General: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in year 2020 and 2021—Fairfax Investment.”

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
•

restrictions under our existing or future credit and lease facilities or other financing arrangements, including existing restrictions under our credit facilities, Notes, and vessel lease and other financing arrangements, may impact our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default or if the dividend would violate a restricted payments covenant for the Fairfax Notes;

•	the amount of any reserves established by our board of directors; and
•

restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (i.e., retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by the exemption, as well as by our bylaws and the laws of the Republic of the Marshall Islands, we currently have a board of directors with a majority of independent directors, an audit committee comprised solely of three independent directors and a combined corporate governance and compensation committee comprised of independent directors. It is possible that, in the future, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

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

Marshall Islands law provides that we may pay dividends on our shares and redeem our preferred shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of such shares. Atlas Corp. itself has no earnings from operations and relies on payments from its subsidiaries to meet its obligations.  In addition, under Marshall Islands law we may not pay dividends on our shares or redeem our preferred shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes in any taxable year for which either (1) at least 75% of its gross income consists of “passive income” or (2) at least 50% of the average value of the corporation’s assets is attributable to assets that produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

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

General risk factors

We have and may in the future be required to recognize significant impairment charges.

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

With respect to our goodwill, we perform an assessment of impairment on November 30, annually, or earlier if events or changes in circumstances indicate that the carrying amount of the reporting unit may be impaired. To the extent that the net book value exceeds the fair value of the reporting unit, an impairment of the difference is taken, up to the value of the goodwill. In determining the fair value of the reporting unit, a income approach is taken, using a discounted cash flow.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, such as the estimated revenue under existing contracts and remaining asset life. Other assumptions require more judgment and are inherently less predictable, such as future revenue beyond the firm period of existing contracts, asset utilization, ongoing operating costs and residual values. These assumptions require significant judgment and are inherently volatile, given the unpredictable nature of the business.  We assess these assumptions on a continuous basis and believe those used to estimate future cash flows of our assets are reasonable at the time they are made.  We can make no assurances, however, as to whether our estimates of future cash flows will be accurate.

For our mobile power generation segment, we performed a goodwill impairment test on November 30, 2020 and determined that the carrying value of the reporting unit exceeded the associated discounted cash flows. Accordingly, we recorded a non-cash impairment charge of $117.9 million, which represents the balance of goodwill related to the mobile power generation segment. We have not identified any events or changes in circumstances indicating that the carrying value of other assets in the segment are not recoverable.

In our containership business, we have not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairments have been recorded.  However, we have recorded impairments in the past; during the year ended December 31, 2016, we recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use. We performed an impairment test of our vessels at December 31, 2017 and determined that the undiscounted future cash flows of each vessel was expected to be greater than its carrying value and therefore took no impairment charge.

The amount, if any, and timing of any impairment charges we may recognize in the future (which may be as early as 2021) will depend upon then current and expected future revenue and lease rates, asset utilization, operating expenditures, asset residual values, inflation and the remaining expected useful lives of our assets, which may differ from period to period. Any future impairment charges may be material and would harm our earnings and net asset values. Please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates”

Disruptions and security threats to our technology systems could negatively impact our business.

In the ordinary course of business, we rely on the security of information and operational technology systems, including those of our business partners and other third parties, to manage or support a variety of business activities including operating and navigating our containership fleet and operating our power generation equipment; tracking container contents and delivery; maintaining vessel and power plant infrastructure; communicating with personnel, management, customers and business partners; collecting, processing, transmitting and storing electronic information, including personal, employee, business, financial and operational data; facilitating business and financial transactions; and providing services to our customers. A cyber-attack on us, or our business partners, could significantly disrupt these and other commercial activities and business functions resulting in a loss of revenue and customer relationships. For operational technology in particular, a cyber-attack could result in physical damage to assets and infrastructure, injury or loss of life and environmental harm.

Our global technology network faces many threats from criminal hackers and competitors who may use phishing emails, unauthorized network intrusions, electronic communications or portable electronic devices to distribute computer viruses and ransomware, enable fraudulent transactions, or otherwise alter the confidentiality, integrity and availability of our information and information systems. Despite our continuing efforts to secure our technology network infrastructure, protect our critical data and systems, and ensure operational resiliency, cyber-attacks may occur that could have a material impact on our financial performance, reputation and continuous operations. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to enhance and supplement our existing protective measures. A successful cyber-attack could also result in significant costs associated with the investigation and remediation of our technology systems, as well as increased regulatory and legal liability.

Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of our business.

Our business is exposed to the inherent risks in the markets in which we operate. Although we seek to obtain appropriate insurance coverage in relation to the principal risks associated with our business, we cannot guarantee that such insurance coverage is, or will be, sufficient to cover all of the possible losses we may face in the future.  If we were to incur a serious uninsured loss or a loss that significantly exceeded the coverage limits established in our insurance policies, the resulting costs could have a material adverse effect on our business, financial condition and results of operations. In addition, if the level of premiums were to increase in the future, or certain types of insurance coverage were to become unavailable, we might not be able to maintain insurance coverage comparable to those that are currently in effect at comparable cost, or at all. If we were unable to pass any increase in insurance premiums on to our customers, such additional costs could have a material adverse effect on our business, financial condition and results of operations. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard, may directly or indirectly increase our costs.

In our containership leasing business, we maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance); we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations and financial condition.

In our power generation business, we maintain customary insurances for the industry including cover for transportation of equipment, machinery breakdown, losses due to fire and natural disasters and business interruption.  In certain jurisdictions, coverage against political risk is also in place.  We evaluate the need for cover, limits and deductibles on an ongoing basis in consultation with our insurance brokers and other subject matter experts, however there can be no assurance that we will have sufficient coverage to insurance us against all potential liability.

We depend on our key personnel and changes in our management team may adversely affect our operations.

Over the last several years, we have experienced significant turnover and changes in our senior management. In January 2018, Bing Chen was appointed as Chief Executive Officer (“CEO”), replacing Gerry Wang who resigned in November 2017; in May 2018, Ryan Courson was appointed as Chief Financial Officer (“CFO”), replacing David Spivak, who resigned the same month; in July 2018, Tina Lai was appointed as our Chief Human Resources Officer; in October 2018, Torsten Holst Pedersen (now Chief Operating Officer of Seaspan) was appointed Executive Vice President, Ship Management; in September 2020, Ryan Courson resigned as CFO, with Mr. Chen taking on the role of interim CFO; in January 2021, Graham Talbot was appointed as CFO; and since Mark Chu’s departure in 2018, three persons have held the role of General Counsel. There have also been significant changes in APR Energy’s senior management, including the resignations of APR Energy’s CEO and CFO in April and June 2020, respectively.  In June 2020, Brian Rich was appointed as President & Chief Operating Officer of APR Energy.

While we expect to engage in an orderly transition process as we integrate newly appointed personnel, we face a variety of risks and uncertainties relating to this transition, including diversion of management attention from business concerns, loss of institutional knowledge and failure to retain other key personnel. These risks and uncertainties could result in operational and administrative inefficiencies and added costs, which could adversely impact our business and results of operations.

Our future success depends to a significant extent upon our ability to identify, hire, develop, motivate and retain key personnel, including our senior management and skilled employees. Competition for highly qualified professionals is intense. If key employees depart, it could prevent or delay the implementation and completion of our strategic objectives, divert management’s attention to seek certain qualified replacements or adversely affect our ability to manage our business effectively and, as a result, our business, results of operations and financial condition may be adversely affected.

Currency exchange rate fluctuations affect our results of operations.

Although all of our charter revenues are earned in U.S. dollars and a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we conduct operations in many countries involving transactions denominated in a variety of currencies.  We are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues.  We monitor exchange rate fluctuations on a continuous basis and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so; however, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

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

We are incorporated under the laws of the Marshall Islands, Atlas’s and Seaspan’s principal executive offices are located outside of the United States, a majority of our directors and officers reside outside of the United States, and we conduct operations in countries around the world. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

Because Atlas and Seaspan are organized under the laws of the Republic of the Marshall Islands, it may be difficult to serve Atlas and Seaspan with legal process or enforce judgments against Atlas, Seaspan or their respective directors or management.

Atlas and Seaspan are organized under the laws of the Republic of the Marshall Islands, and the majority of our assets are located outside of the United States. Atlas’s and Seaspan’s principal executive offices are located in the United Kingdom and Hong Kong, respectively, and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our officers in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Item 4.	Information on the Company
A.	History and Development of the Company

Atlas Corp. is a Republic of the Marshall Islands corporation incorporated under the Marshall Islands Business Corporations Act on October 1, 2019 for the purpose of facilitating the Reorganization (as discussed in Part I above). On February 28, 2020, after the Reorganization, Atlas completed the acquisition of all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy. Atlas Corp. is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries.  We maintain our principal executive offices at 23 Berkeley Square, London, United Kingdom, W1J 6HE, and our telephone number is +44 20 7788 7819. We maintain an Internet site at https://atlascorporation.com. The information contained on our website or information about us that can be accessed through our website will not be deemed to be incorporated into this Form 20-F.

Atlas common shares trade on the New York Stock Exchange under the ticker symbol “ATCO”.

B.	Business Overview

General

Atlas Corp. is a global asset manager and the parent company of Seaspan and APR Energy. We have two reportable segments: containership leasing and mobile power generation. Our containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which it charters to major container liner companies. Our power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through various contracts.

Containership leasing

Through Seaspan, we are a leading independent charter owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 1, 2021, we operated a fleet of 127 vessels that have an average age of approximately eight years, on a TEU weighted basis.

As of March 1, 2021, the charters on the 127 vessels in our operating fleet had an average remaining lease period of approximately four years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as of March 1, 2021 were as follows:

Customers for Current Fleet	Number of vessels under charter	TEUs under charter
CMA CGM	15	126,700
COSCO	37	267,500
Hapag-Lloyd	13	109,250
KMTC	1	4,250
Maersk	13	69,500
MSC	6	67,000
ONE	25	204,750
Yang Ming Marine	16	220,000
ZIM	1	4,250

Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

         Seaspan Fleet

The following table summarizes key facts regarding our 127 operating vessels as of December 31, 2020:

Vessel Class (TEU)	# Vessels (Total fleet)	# Vessels (of which are unencumbered)	Average Age (Years)(7)	Average Remaining Charter Period (Years)(1)(7)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(5)	Total Ownership Days(6)
2500-3500	14	6	12.6	2.0	11.0	129	5,124
4250-5100(2)	33	18	13.6	1.2	14.9	315	12,078
8500-9600(3)	16	2	10.9	2.9	33.8	112	5,741
10000-11000(4)	33	3	5.2	4.7	31.2	90	12,078
12000-13100	16	-	6.9	3.5	46.8	5	4,355
14000+	15	2	5.1	4.9	48.3	61	5,490
Total/Average	127	31	7.6	3.7	29.1	712	44,866

(1)      Excludes options to extend charter.

(2)	Includes 1 vessel on bareboat charter.
(3)	Includes 3 vessels on bareboat charter.
(4)	Includes 8 vessels on bareboat charter.
(5)	Days Off-Hire includes scheduled and unscheduled days related to vessels being off-charter during the year ended December 31, 2020.
(6)	Total Ownership Days for the year ended December 31, 2020 includes time charters and bareboat charters and excludes days prior to the initial charter hire date.
(7)	Averages shown are weighted by TEU.

The following table indicates the number of vessels we took delivery of during 2020 and the total TEU capacity of our fleet as at December 31, 2020:

Vessels owned and leased as of January 1, 2020	117
Deliveries during 2020	10
Total Fleet as of December 31, 2020	127
Total Capacity (TEU)	1,073,200

         Charters

We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of March 1, 2021.

Charterer	Number of Vessels in Our Current Operating Fleet
CMA CGM	9
COSCO	37
Hapag-Lloyd	12
KMTC	1
Maersk	13
ONE	25
Yang Ming Marine	16
ZIM	1
Total time charters	114
MSC (bareboat charters)	6
CMA CGM (bareboat charters)	6
Hapag-Lloyd (bareboat charter)	1
Total fleet	127

Time Charters and Bareboat Charters

A time charter is a contract for the use of a vessel with crew for a fixed period of time at a specified daily rate. A bareboat charter is a contract for the use of a vessel without crew where the charterer also assumes responsibility for drydocking of the vessel, if needed. See “Glossary.”

As of March 1, 2021, five 11000 TEU vessels are chartered by MSC, three 10700 TEU vessels and three 9200 TEU vessels are chartered by CMA CGM, one 12000 TEU vessel is chartered to MSC and one 4250 TEU vessel is chartered to Hapag-Lloyd under bareboat charters. See “Glossary.” Under the MSC 11000 TEU bareboat charters, the charterer has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms, whereas under the CMA CGM bareboat charters, the charterer has the option to purchase the vessels at a purchase price equivalent to the fair value within a pre-determined range based on the contract terms, at the end of their respective bareboat charter terms. Under the MSC 12000 TEU bareboat charter, the charterer has the option to purchase the vessel at a pre-determined purchase price at the end of the bareboat charter term. There are no options or obligations to purchase the vessel under the terms of the bareboat charter with Hapag-Lloyd.

The initial term for a time or bareboat charter commences when the charterer obtains the right to use the asset under the relevant lease arrangement. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. A summary of average remaining charter periods is included above under “—Seaspan Fleet.”

Hire Rate

Under all of our long-term time charters, charter hire is payable in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that, for some contracts may increase, or decrease at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis.  The hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption. We have had no instances of such hire rate reductions.

Operations and Expenses

We operate our vessels on time charter and are responsible for vessel operating expenses. See “Glossary.” The charterer generally pays the voyage expenses. See “Glossary.”

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

Under most of our time charters, if a vessel is off-hire for a specified number of consecutive days or for a specified aggregate number of days during a 12-month period, the charterer has the right to cancel the time charter with respect to that vessel.  Under some charter contracts, if a vessel is off-hire for specified reasons for a prolonged period, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution.  The periods of off-hire that trigger such termination rights exclude, in addition to any other specific exclusions in the charter, off-hire for routine dry-dockings or non-compliance with regulatory obligations.  Our charter contracts generally provide for hire adjustments for vessel performance deficiencies such as those in speed or fuel consumption, with prolonged performance deficiencies giving the charterer a termination right under some charters.

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

We focus on risk reduction, operational reliability and safety.  We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;
•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;
•	implementing a voluntary vessel condition and maintenance monitoring program;
•	maintaining a high retention rate for the senior officers on our vessels;
•	a cadet training program;
•	recruiting and retaining highly-skilled and talented people in our technical ship management offices in Vancouver and Hong Kong;

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and has previously worked in various companies in the international ship management industry. A number of senior managers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld.  A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity.  Sub-charters do not affect our ability to sell our time chartered vessels. As of March 1, 2021, we have five vessels on 17-year bareboat charters that require the charterer to purchase each vessel upon termination of the bareboat charter at a pre-determined amount, six vessels in which the charterer has the option upon termination to purchase the vessels at a purchase price equivalent to the fair value within a pre-determined range and one vessel where the charterer has the option upon termination to purchase the vessel at a pre-determined purchase price.

Inspection by Classification Societies

Every seagoing vessel must be certified as seaworthy by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake the surveys on application or by official order, acting on behalf of the authorities concerned.

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

Power Generation

Through APR Energy, we also operate a fleet of power generation assets (gas turbines and other power generation equipment), providing electricity to customers including large corporations in the oil and gas, mining and other industries and both government backed and private utilities. As of March 1, 2021, we operated a fleet of 30 gas turbines and 439 diesel generators. The average age of the turbines is eight years and the average age of our diesel generators is eleven years.

Our primary objective is to drive sustained growth and optimize cash flow by delivering operational excellence and providing a broad range of innovated technologies and offerings to generate customer value. Our revenues are primarily derived from offering customized power solutions that include flexible plant design, fast-tracked installation of generating equipment and balance of plant, plant operation and around-the-clock service and maintenance.

           APR Energy fleet

The following table summarizes key facts regarding our mobile power fleet as of December 31, 2020:

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Term (Years)(1)
Mobile Power Fleet	1,376	866	$283.9	1.9
(1)	Average remaining contract term excludes extensions; weighted by MW installed.

APR Energy operates in developed and developing markets worldwide. Each market has unique drivers for energy demand along with a mix of competitors.  Historically, outside of natural disasters and manmade events, APR Energy’s main market has been in the developing market providing power for sovereign utilities and industry.  Typically, the acute demand for power in these markets evolves from a combination of lack of planning, electricity demand outstripping supply in general, political events or delays in investment.  As APR Energy’s gas turbines are quickly deployable, can run on multiple fuels, have low emissions and are power-dense, we have successfully completed power projects of varying terms in markets where utilities, grid operators and industrial customers require large blocks of power quickly for seasonal peaking, augmenting baseload power, replacing power generation during maintenance of existing power plants, bridging to permanent solutions plants, or exigent event-driven emergency response.

	Year Ended December 31,
Region	2018	2019	2020
Power Revenues:
LATAM	205.4	152.4	141.3
North America	14.7	3.5	-
EMEA	4.9	8.5	19.3
Asia	109.9	95.5	61.0
O&M Revenues:
LATAM	0.1	-	0.8
North America	-	4.4	6.2
Asia	-	6.9	6.7
Other:
Asset sales	170.5	37.0	6.5
Fuel Revenue	114.3	13.2	-
Total	619.8	321.4	241.8

APR Energy’s contracts generally take the form of power purchase agreements.  Under such a structure, customers purchase a portion of APR’s generation capacity over a period of time on a take or pay basis.  Additional fees may be assessed for actual equipment run time.  APR is obligated to deliver an operating power plant by a date certain, the plant must be available for a certain percentage of time during the contract period, the plant must produce a certain number of megawatts and it must operate within certain fuel efficiency parameters.  Failure to meet any of these conditions generally subjects APR to monetary penalties.

Insurance

Containership leasing. We maintain marine hull and machinery, and war risks insurances, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles, per vessel, per claim. We achieve this overall loss coverage by maintaining, as included, nominal increased value coverage for each of our vessels, under which coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy beyond partial loss. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and broker commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

          Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I associations”), which insure our third-party pollution, wreck removal and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to a limit, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

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

Power generation. APR Energy maintains customary insurances for its industry, including cover for transportation of its equipment, machinery breakdown, losses due to fire and natural disasters and business interruption.  In certain jurisdictions coverage against political risk is also in place.  We evaluate the need for cover, limits and deductibles on an ongoing basis in consultation with our insurance brokers and other subject matter experts.

Competition

Containership Leasing. We operate in markets that are highly competitive and based primarily on supply and demand of containerships. We compete for charters based upon price, customer relationships, operating and technical performance, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from shipping and lease financing companies, other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors may have greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with positive reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

           Power Generation.  Competition for APR Energy comes from power generation equipment manufacturers (OEMs), regional and global IPPs, fuel companies, and other specialty power generation companies including local and regional power rental companies.  Barriers to entry in our market space remain high, but there are new and expanding entrants competing with APR Energy with different solutions and technologies, including renewables.  This may create pricing pressure in the market, slower contracting of our gas turbine solutions, and lead to reduced margins.

Seasonality

Containership Leasing. Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand, except where such charters have expired and we are seeking to re-charter a vessel on a short-term basis at then current market rates.

Power Generation. A portion of APR Energy’s demand is subject to seasonality as it pertains to customers with increased power demand due to either hot temperatures in the summertime or cold temperatures in the wintertime.    The exigent events that drive some of APR Energy’s response driven projects are seasonal such as hurricane driven demand but can easily occur any time of year such as power plant failures, earthquakes or tsunamis.  The bulk of APR Energy’s demand results from a lack of planning, electricity demand outstripping supply in general, political events or delays in investment, none of which are driven by seasonality.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels and power plants. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in the jurisdictions in which our businesses operate or where our vessels are registered, including, among others, those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and noise abatement.

A variety of government, quasi-government and private entities require us to obtain permits, licenses or certificates for our business operations. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our power plants or our vessels in one or more ports.

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

The global Sulphur cap came into force on January 1, 2020, following the amendments to Annex VI of MARPOL. This cap requires marine vessels to consume fuels with a maximum Sulphur content of 0.5%. Compliance with Annex VI for the emission of Sulphur oxides can be achieved by means of the primary control of using low Sulphur content fuel or through a secondary control by removing the Sulphur oxide pollutant using an exhaust gas cleaning systems. Our existing time charters call for our customers to supply fuel that complies with Annex VI.  Currently, twelve (12) vessels in our fleet use alternate technology (Exhaust Gas Cleaning System) to achieve compliance with IMO’s 2020 Sulphur cap.

Remainder of the vessels in our fleet have successfully achieved compliance with the IMO’s Sulphur Cap by changing over consumption to compliant fuels.

In 2018, IMO adopted an initial strategy to reduce Green House Gases emission from international shipping.  The strategy to reduce GHG emissions is consistent with the Paris Agreement goals.  The measures adopted by IMO are primarily centered on design improvements for new build vessels and operational measures to improve energy efficiency of ships. In maintaining alignment with its strategy and corresponding targets, the Marine Environment Protection Committee of the IMO recently (Nov 2020) adopted additional short-term measures which include design improvements for existing ships and verification of operational efficiency by measuring Carbon Intensity. The new requirements will come into force starting in 2023. The IMO  also requires ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year. Flag states of respective vessels will subsequently transfer this data to IMO Ship Fuel consumption database. The Database will help IMO measure GHG emissions and take measures to reduce the emissions in line with its strategic goals.

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

We maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard financial assurance certificates for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

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

Additional Ballast Water Regulations

The United States National Invasive Species Act (“NISA”), and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a U.S. Coast Guard-approved ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. As of March 1, 2021, there are over forty U.S. Coast Guard approved ballast water treatment systems, and additional systems are currently under review or testing. Because   approvals were initially slow to be given, individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible.  Many of our vessels dry-docking in 2017 and 2018 received extensions until their next dry-dock.

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

China has established a coastal emission control area (ECA) and inland emission control areas that cap sulphur content of marine fuels. The coastal ECA extends 12 nautical miles from the baseline of Chinese territorial waters. Marine fuels used by seagoing vessels entering the inland emission control areas shall not exceed 0.10% sulphur, from January 1, 2020.

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

Currency control regulations

APR Energy operates in a number of developing jurisdictions which may, from time to time, impose currency controls such that APR’s ability to repatriate revenue from that jurisdiction is substantially delayed and can result in significant increased costs.  Market conditions may not provide APR with the opportunity to cover such conditions in its contracts.  APR closely monitors government policies relating to currency controls and mitigates the effects whenever possible.

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

Under the two-tiered profits tax rates regime in Hong Kong, for corporations, the prevailing profits tax rate for the first HK$2 million of assessable profits will be 8.25% and assessable profits above HK$2 million will continue to be subject to the rate of 16.5%.

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

In June 2020, the Inland Revenue (Amendment) (Ship Leasing Tax Concessions) Ordinance 2020 (the “Ship Leasing Amendment Ordinance”) was enacted to provide tax concessions for qualifying ship leasing and ship leasing management businesses. Under the Ship Leasing Amendment Ordinance, a qualifying ship lessor is entitled to have its qualifying profits charged at a concessionary profits tax rate (currently set at 0% for the year of assessment commencing on or after 1 April 2020). Such tax concession applies to a corporation for a year of assessment only if (i) during the basis period for that year of assessment, (a) the central management and control of the corporation is exercised in Hong Kong, (b) the activities that produce its qualifying profits for that year are carried out in Hong Kong by the corporation; or arranged by the corporation to be carried out in Hong Kong, and (c)those activities are not carried out by a permanent establishment outside Hong Kong, and (ii) the corporation has made an election in writing, which is irrevocable, that the tax concession applies to it.

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

In addition, Management is considering a restructuring plan to restructure some MSC bareboat charter contracts to take advantage of the tax concessions from the new ship leasing regime under the Ship Leasing Amendment Ordinance.

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

C.     Organizational Structure

Please read Exhibit 8.1 to this Annual Report for a current list of our significant subsidiaries.

D.     Property, Plant and Equipment

For information on our assets, please read “Item 4. Information on the Company—B. Business Overview—General—Seaspan Fleet for containership leasing segment and APR Energy Fleet for power generation segment, For information on environmental issues that may affect the company’s utilization of the assets, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.     General

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Please see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2019 Annual Report for a discussion related to the 2019/2018 comparative period.

Overview

We are Atlas Corp., a global asset manager and the parent company of Seaspan and APR Energy.

Seaspan is a leading independent owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 1, 2021, we operated a fleet of 127 vessels that have an average age of approximately eight years, on a TEU weighted basis.

Customers for our operating fleet as of March 1, 2021 were CMA CGM, COSCO, Hapag-Lloyd, KMTC, Maersk, MSC, ONE, Yang Ming Marine and ZIM.

APR Energy is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and government backed utilities. APR Energy focuses on maintaining high asset utilization to optimize cash flows across its lease portfolio. APR Energy is the global leader in its market and offers a unique integrated platform to both lease and operate its assets.

Recent Developments in 2020 and 2021

Reorganization

On November 20, 2019, Seaspan entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlas, then a wholly-owned subsidiary of Seaspan, and Seaspan Holdco V Ltd., a wholly-owned subsidiary of Atlas (“Merger Sub”), in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly-owned subsidiary of Atlas.

On February 27, 2020, Seaspan completed the Reorganization, which was implemented through the merger of Seaspan and Merger Sub, with Seaspan continuing as the surviving corporation and a direct, wholly-owned subsidiary of Atlas. Holders of Seaspan common and preferred shares became holders of Atlas common and preferred shares, as applicable, on a one-for-one basis with the same number of shares and same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior to the Reorganization.  Atlas assumed all of Seaspan’s rights and obligations under certain common share purchase warrants held by Fairfax and its affiliates, as well as sponsorship of all of Seaspan’s equity plans.

In connection with the Reorganization, Seaspan’s common and preferred shares ceased trading on the New York Stock Exchange (the “NYSE”) after markets closed on February 27, 2020, and Atlas’s common and preferred shares commenced trading on the NYSE on February 28, 2020.

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

APR Energy Acquisition

On November 20, 2019, Seaspan and Atlas entered into an acquisition agreement with Fairfax and certain other minority sellers (together, the “Sellers”), pursuant to which Atlas agreed to acquire 100% of the share capital of Apple Bidco Limited, a company incorporated under the laws of England and Wales that holds 100% of the shares of APR Energy Limited, which in turn owns directly and indirectly all of the subsidiaries engaged in the operation of the business of APR Energy.

On February 28, 2020, Atlas completed the acquisition of APR Energy. In consideration for shares of Apple Bidco Limited, Atlas issued 29,891,266 common shares to the Sellers. Atlas further issued 775,139 common shares to one of the Fairfax entities to settle indebtedness owing to such entity by APR Energy at the Closing Date. In accordance with the acquisition agreement, 6,664,270 common shares of Atlas were reserved for holdback (the “Holdback Shares”).

The Holdback Shares are issuable over a period of 90 days to five years after the date of acquisition and are subject to settlement of purchase price adjustments, indemnification arrangements and other future compensable events. These arrangements may be settled, at the Sellers’ option, by either cancellation of Holdback Shares or cash. In the case of purchase price adjustments, and certain inventory mechanisms, if Holdback Shares are insufficient, Sellers may choose to compensate the Company in cash or cancel previously issued common shares. Any Holdback Shares that are not cancelled after the expiry of their respective holdback periods, will be issued to the Sellers, plus any accrued distributions or dividends.

In August 2020, in connection with certain purchase price adjustments, the Sellers forfeited their rights to receive 577,139 Holdback Shares and returned 1,849,641 previously issued common shares to Atlas. Of the 1,849,641 common shares returned, 1,122,290 shares were permanently forfeited; the remaining 727,351 shares are held in reserve as treasury shares and may be issuable to the Sellers in the future, subject to settlement of potential indemnified events.  During the year ended December 31, 2020, 318,637 Holdback Shares were released from holdback and issued to the Sellers.

In February 2021, in connection with the acquisition of APR Energy, we and Fairfax agreed, subject to completion of definitive documentation, to amend the acquisition agreement to incorporate an indemnification and compensation arrangement. Concurrent with the amendment, we intend to issue to Fairfax warrants to purchase 5,000,000 of our common shares with an exercise price of $13.00 per share.

Following the acquisition, APR Energy, entered into (i) a credit agreement with a syndicate of lenders for a $185.0 million secured credit facility, comprised of a term loan credit facility of $135.0 million and a revolving credit facility of $50.0 million (the “Bank Facility”), and (ii) another credit agreement with certain lenders for a secured term loan facility of $100.0 million (the “IPL Facility”).  The proceeds of the facilities were used to refinance existing indebtedness and for general corporate purposes of Apple Bidco Limited and its subsidiaries. The scheduled maturity date for the (i) Bank Facility is February 28, 2023 and (ii) IPL Facility is March 6, 2026.

Secondhand Vessel Acquisitions and Deliveries

During the year ended December 31, 2020, we received delivery of ten vessels. The additions to our fleet are summarized below.

Vessel	Year Built	Vessel Class (TEU)	Purchase price (in millions of US dollars)	Delivery Date
APL Mexico City	2013	9200	$63.3	January 2020
Seaspan Harrier	2018	12000	92.2	March 2020
Seaspan Falcon	2018	12000	92.2	March 2020
Seaspan Raptor	2018	12000	92.2	April 2020
Seaspan Osprey	2018	12000	90.7	April 2020
Seaspan Adonis	2010	9600	33.1	April 2020
Madrid Express	2010	13000	72.8	August 2020
Paris Express	2011	13000	72.8	September 2020
Buenos Aires Express (formerly Kota Pemimpin)	2018	12000	88.0	October 2020
MSC Siya (formerly Kota Petani)	2018	12000	88.0	November 2020

In February 2021, Seaspan entered into an agreement to acquire two young, high-quality 15000 TEU scrubber-fitted containerships on long-term charter with a long-standing global liner customer. The vessels, built in 2019, feature industry-leading efficiency and emissions reduction technologies, and are anticipated to be delivered late in the second quarter of 2021.

Shipbuilding Contracts for Newbuild Containerships

Since November 2020, Seaspan entered into shipbuilding contracts for 31 newbuild containerships that are summarized below:

	Newbuilds	Total TEU	Month Purchased
12200 TEU	5	61,000	November 2020
24000 TEU	2	48,000	February 2021
15000 TEU LNG (1)	10	150,000	February 2021
12000 TEU	4	48,000	February 2021
15000 TEU (2)	4	60,000	February 2021
15000 TEU	6	90,000	March 2021
Total	31	457,000
1.

Seaspan entered into shipbuilding contracts for the purchase of ten 15000 TEU dual-fuel liquefied natural gas containership newbuilds, including five firm purchases and an option for five additional vessels. In March 2021, Seaspan exercised the option for the five additional vessels.

2.	Does not include an option for four additional 15000 TEU vessels, that have not yet been exercised by Seaspan.

These vessels will commence long-term charters with leading global liner companies, some of which are subject to vessel purchase options or obligations at the conclusion of their respective charters.

Joint Venture Agreement with Zhejiang Energy Group

In March 2021, the Company announced that it has entered into a joint venture with Zhejiang Energy Group (“ZE”). The Company and ZE executed a shareholders agreement and intend to form the JV, subject to receipt of all necessary approvals, including regulatory approvals.

Fairfax Investment

In February 2020, pursuant to a subscription agreement, Seaspan issued to Fairfax, in a private placement, $100.0 million aggregate principal amount of 2027 Fairfax Notes. Consistent with the 2025 Notes and 2026 Notes, the 2027 Notes allow Fairfax to call for early redemption of some or all of the Fairfax Notes at each anniversary date of issuance by providing written notice between 150 and 120 days prior to the applicable anniversary date (“Annual Put Right”).

In December 2020, Fairfax undertook not to exercise the Annual Put Right to call for early redemption of the Fairfax Notes on their respective 2022 anniversary dates.  With the undertaking, the Fairfax Notes cannot be put to us for early redemption until the respective anniversary dates in 2023.

3.75% Exchangeable Senior Notes Offering

In December 2020, Seaspan issued $201.3 million aggregate principal amount of 3.75% exchangeable senior unsecured notes in a private placement. The notes are exchangeable under certain circumstances at the option of the holders into Atlas common shares, cash, or a combination of Atlas common shares and cash, at our election. The notes will mature in December 2025, unless earlier exchanged, repurchased, or redeemed.

In connection with the Exchangeable Notes, Seaspan entered into capped call transactions using $15.5 million in proceeds from the issuance to reduce the potential dilution to Atlas shares and/or offset any cash payments that are required upon an exchange, up to a maximum share price.

NOK Bond Offering

In February 2021, Seaspan issued $200.0 million of 6.5% senior unsecured sustainability-linked bonds into the Nordic marketplace. The bonds will mature in February 2024 and bear interest at 6.5% per annum. Seaspan is required to list the bonds on the Oslo Stock Exchange within six months of issuance.

Additional Financings

In February and March 2020, Seaspan increased the commitment amount under its vessel portfolio financing program by $100.0 million to a total size of $1.8 billion. Proceeds from borrowings are intended to be used to finance or refinance the acquisition of vessels, and for general corporate purposes. The vessel portfolio financing program was further expanded by $250.0 million in October and December 2020 with a sustainability-linked term loan, maturing on October 14, 2026.

In July 2020, Seaspan refinanced its $150.0 million revolving credit facility, which was due to mature in August 2020. The new facility matures in July 2022 and can increase to a maximum capacity of $200.0 million, subject to additional commitments.

In March 2021, the Company entered into a new sales-leaseback financing arrangement of $83.7 million, secured by a 11000 TEU vessel.

During 2020, in connection with the acquisition of eight vessels, Seaspan received aggregate funding from sale-leaseback financing arrangements of $634.4 million.

Changes in Senior Management

In February 2020, Seaspan appointed Karen Lawrie as General Counsel.

In June 2020, Seaspan appointed Torsten Holst Pedersen as Chief Operating Officer of Seaspan and Peter Curtis was appointed as Chief Commercial Officer of Seaspan.  In addition, Brian Rich was appointed as President & Chief Operating Officer of APR Energy.

In August 2020, Karen Lawrie and Sarah Pybus were appointed as General Counsel and Compliance Officer, respectively, of Atlas.

In September 2020, Ryan Cameron Courson resigned as Chief Financial Officer of Atlas and Seaspan, following which Bing Chen was appointed interim Chief Financial Officer of Atlas and Seaspan. In January 2021, Graham Talbot was appointed Chief Financial Officer of Atlas and Seaspan.

Dividends

On January 4, 2021, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $47.5 million on February 1, 2021.

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Common shares	ATCO	$0.125	October 1, 2020 to December 31, 2020	January 20, 2021	February 1, 2021
Series D preferred shares	ATCO-PD	$0.496875	October 30, 2020 to January 29, 2021	January 29, 2021	February 1, 2021
Series E preferred shares	ATCO-PE	$0.515625	October 30, 2020 to January 29, 2021	January 29, 2021	February 1, 2021
Series G preferred shares	ATCO-PG	$0.5125	October 30, 2020 to January 29, 2021	January 29, 2021	February 1, 2021
Series H preferred shares	ATCO-PH	$0.492188	October 30, 2020 to January 29, 2021	January 29, 2021	February 1, 2021
Series I preferred shares	ATCO-PI	$0.50	October 30, 2020 to January 29, 2021	January 29, 2021	February 1, 2021

Market Conditions

Containership leasing. Containerships play an integral role in global trade, facilitating the movement of goods around the world. GDP is an important measure of global trade, and global GDP growth is positively correlated with growth in container throughput. Container throughput has varied significantly since 2000 and was greater than 10% per annum in most years prior to the global credit crisis. In 2009, global container throughput declined by over 8% compared to the prior year, and after growing sharply in 2010 and 2011, ranged between 1.4% and 5.7% per annum between 2012 and 2017, as the global economy gradually recovered. In 2020, due to the impact of COVID-19, global economic expansion was halted in the first half of the year, but swiftly recovered in the latter half of the year. Container throughput decrease for the year was approximately 1.4%. With the recovery from COVID-19, both charter rates and idle rates improved significantly. The idle fleet at the end of December 2020 was approximately 1.3% of the global fleet, as measured by TEU, compared to approximately 10.6% of the global fleet at the end of December 2019. Charter rates for 4250 TEU Panamax vessels, for example, were approximately $19,000 per day in December 2020, compared to approximately $11,000 per day in December 2019.

The orderbook to global fleet rate was 10.9% at the end of December 2020, compared with 10.4% at the end of December 2019. Approximately 86% (in terms of TEU capacity) of the current containership orderbook is for vessels greater than 10000 TEU in size. Vessels less than 4000 TEU represent approximately 14% of the global containership orderbook, with only 3 vessels being on-order in the segments between 4000 TEU and 9999 TEU.

Power Generation. APR Energy’s market is influenced by global political and economic conditions.  Declines in economic activity, slowing of growth rates and customer access to funding could impact the growth strategies of the business.  Factors such as election cycles, economic downturns, fuel price variability, reliance on renewable energy and political instability all impact customer decision making in addressing their power needs, creating a certain degree of volatility. Additionally, changes in political regimes or political unrest pose potential risk to existing contracts and/or the timing of potential new contract opportunities.

Global power investment declined by approximately 10% in 2020 due to delays in new power projects and grid improvements stemming from the COVID-19 pandemic, the decrease in oil prices and the movement away from carbon emissions and nuclear power.  With the resurgence of the global economy upon recovery from COVID-19, global power demand and global investment in energy projects is forecasted to continue increasing over the next few decades, driven by the increasing global middle-class and its desire for reliable access to electricity and a transition to renewable energy sources from aging technologies.  The largest forecast demand increases are expected in China, India, the Middle East, Southeast Asia and other geographies with large populations with expected wealth increases that result in an exponential increase in demand for electric heating, cooling, cooking and home entertainment.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus in 2020 has caused substantial disruptions in the global economy and the shipping and energy industries, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain, although expected to continue for the near future as the success and timing of COVID-19 vaccination programs and containment strategies are also uncertain.  Negative impacts of COVID-19 are expected to reverberate beyond the duration of the pandemic itself.

Notwithstanding the foregoing, the container shipping industry has already begun to reverse some of the negative impacts from COVID-19 suffered in the first half of 2020, during which period the industry saw decreased container trade and therefore decreased charter rates. Container trade and charter rates have significantly improved in the latter half of the year. We believe future significant downside risk to Seaspan’s business is mitigated by our longstanding business relationships and the long-term contracts securing the majority of our fleet.

For Seaspan, the costs of operations have increased due to COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers. Accordingly, we have made logistical changes and worked with vendors to ensure continued access to equipment and supplies and mitigate costs. We have also intentionally delayed or altered plans for repairs and vessel projects where practicable. For our crew, we have developed and implemented extended onboard management procedures and we have prepared response plans should any crew member fall ill onboard. In addition, although embarkation and disembarkation of seafarers remains challenging and there are increased costs associated, we are conducting crew changes at ports where transfers are permitted. Management has obtained agreements from certain charterers to alter trading routes to facilitate crew changes.

In contrast to the container shipping industry, COVID-19 continues to impact demand in the energy sector and has accelerated increased demand for renewable energy sources. During 2020, APR Energy was challenged by the effective shutdown of government institutions in some jurisdictions, which impacted procurement processes for certain prospective projects. Nevertheless, APR Energy did secure contracts in the emergency and peaking power markets in which it operates and where the decline in energy demand was less visible. To mitigate the continued impact of COVID-19 on the energy sector, APR Energy focuses on developing existing customer relationships to ensure it is able to extend and expand current contractual relationships wherever possible.  As at March 1, 2021, APR Energy has 14 turbines and a number of diesel power modules off contract, together representing 493 megawatt capacity and 36% of the overall fleet capacity. There can be no assurance that we will be able to secure employment for our idle turbines or buyers for the diesel power modules in the near term.

Most of our office staff continue to work remotely. We have instituted enhanced safety protocols including suspending all nonessential travel, mandatory self-isolation of personnel returning from travel and substitution of physical meetings with virtual meetings. To the extent employees have returned to our physical offices, the return to office is being done on a gradual basis to ensure social distancing can be maintained and additional protective measures have been implemented, such as protective barriers in high traffic areas and use of personal protective equipment. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates.

We continuously monitor the developing situation, as well as our customers’ response thereto, and make all necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to our company.

B.     Results of Operations

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

The following discussion of our financial condition and results of operations is for the years ended December 31, 2020 and 2019.  It reflects the results of APR Energy from February 29, 2020, after its acquisition.

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and, except for number of shares, per share amounts and where otherwise specifically indicated, all amounts are expressed in millions of U.S. dollars.

Year Ended December 31,	2020	2019
Statement of operations data (in millions of USD):
Revenue	$1,421.1	$1,131.5
Operating expenses (income):
Operating expenses	274.8	229.8
Depreciation and amortization	353.9	254.3
General and administrative	65.4	33.1
Operating leases	150.5	154.3
Goodwill impairment	117.9	-
Income related to modification of time charters	-	(227.0)
Operating earnings	$458.6	$687.0
Other expenses (income):
Interest expense	191.6	218.9
Interest income	(5.0)	(9.3)
Loss on derivative instruments (1)	35.5	35.1
Other expenses(2)	27.3	2.0
Net earnings before income tax	$209.2	$440.3
Income tax expense	16.6	1.2
Net earnings	$192.6	$439.1
Common shares outstanding at year end:	246,277,338	215,675,599
Per share data (in USD):
Basic earnings per common share	$0.52	$1.72
Diluted earnings per common share	0.50	1.67
Dividends paid per common share	0.50	0.50
Statement of cash flows data (in millions of USD):
Cash flows provided by (used in):
Operating activities	$694.2	$783.0
Investing activities	(859.9)	(475.6)
Financing activities	310.9	(481.5)
Net increase (decrease) in cash and cash equivalents and restricted cash	$145.2	$(174.1)

Selected balance sheet data (at year end, in millions of USD):
Cash and cash equivalents	$304.3	$195.0
Property, plant and equipment(3)	6,974.7	5,707.7
Other assets	2,010.1	2,014.3
Total assets	$9,289.1	$7,917.0

Current liabilities	$854.6	$769.5
Long-term debt	3,234.0	2,696.9
Operating lease liabilities	669.3	782.6
Other financing arrangements	801.7	373.9

Derivative instruments(1)	63.0	50.2
Other long-term liabilities	40.9	11.2
Shareholders’ equity	3,625.6	3,232.7
Total liabilities and shareholders’ equity	$9,289.1	$7,917.0
Other data:
Number of vessels in operation at year end	127	117
Average age of vessel fleet (TEU weighted basis) in years at year end	7.6	6.6
Vessel TEU capacity at year end	1,073,200	956,400
Average remaining lease period on vessel charters (TEU weighted basis)	3.7	4.1
Vessel utilization for the year ended(4)	98.4%	98.9%
Power fleet utilization for the year ended(5)	68.9%	74.0%
(1)	All of our interest rate swap agreements are marked to market and the changes in the fair value of these instruments are recorded in “Loss on derivative instruments”.
(2)	Other expenses include foreign exchange gain or loss, loss on repatriation of currency from a foreign jurisdiction and undrawn credit facility fees.
(3)	Property, plant and equipment include the net book value of vessels in operation, power generating equipment and other equipment.
(4)

Vessel utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days (including time charter and bareboat ownership days) during the year. Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use.

(5)

Power fleet utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity. Average Megawatt On-Hire is the amount of capacity that is under contract and available to customers for use. Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas.

Consolidated Financial Summary (in millions of USD, except for per share amount)

The following tables summarize Atlas’s consolidated financial results and segmental financial results, for the year ended December 31, 2020 and 2019(1).

	Years ended December		Change
	2020	2019	$	%
Revenue	$1,421.1	$1,131.5	$289.6	25.6%
Operating expense	274.8	229.8	45.0	19.6%
Depreciation and amortization expense	353.9	254.3	99.6	39.2%
General and administrative expense	65.4	33.1	32.3	97.6%
Operating lease expense	150.5	154.3	(3.8)	(2.5%)
Goodwill impairment	117.9	-	117.9	100.0%
Income related to modification of time charters	-	227.0	(227.0)	(100.0%)
Operating earnings	458.6	687.0	(228.4)	(33.2%)
Interest expense	191.6	218.9	(27.3)	(12.5%)
Net earnings	192.6	439.1	(246.5)	(56.1%)
Net earnings attributable to common shareholders	125.5	368.0	(242.5)	(65.9%)
Earnings per share, diluted	0.50	1.67	(1.17)	(70.1%)
Cash from operating activities	694.2	783.0	(88.8)	(11.3%)

Segmental Financial Summary	Year ended December 31, 2020
	Containership Leasing	Mobile Power Generation	Elimination and Other(2)	Total
Revenue	1,222.8	198.3	-	1,421.1
Operating expense	243.4	31.4	-	274.8
Depreciation and amortization expense	288.1	65.8	-	353.9
General and administrative expense	36.6	36.9	(8.1)	65.4
Operating lease expense	147.3	3.2	-	150.5
Goodwill impairment	-	117.9	-	117.9
Interest expense	176.0	19.5	(3.9)	191.6
Interest income	(1.4)	(3.6)	-	(5.0)
Income tax expense	1.0	15.6	-	16.6
(1)	The results of APR Energy are included from February 29, 2020, after its acquisition. Prior to that, our results were attributable to containership leasing only.
(2)	Elimination and Other includes amounts relating to change in contingent consideration asset, elimination of intercompany transactions and unallocated amounts.

Operating Results - Containership Leasing Segment

Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.

Total Ownership days increased by 3,976 days for the year ended December 31, 2020 compared to 2019. The increase was due to the delivery of fifteen vessels between December 2019 and December 2020, which contributed 3,831 days, with the remainder primarily due to the additional Leap Year day gained in February 2020.

Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for year ended December 31, 2020, and its comparative quarters:

	2019				2020				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2019	2020
Vessel Utilization:
Time Charter Ownership Days(1)	9,630	9,737	9,844	9,791	9,646	10,047	10,284	10,520	39,002	40,497
Bareboat Ownership Days(1)	450	455	460	523	1,069	1,092	1,104	1,104	1,888	4,369
Total Ownership Days	10,080	10,192	10,304	10,314	10,715	11,139	11,388	11,624	40,890	44,866
Less Off-Hire Days:
Scheduled Dry-Docking	(13)	(54)	(36)	(59)	(131)	(195)	(89)	(20)	(162)	(435)
Unscheduled Off-Hire(2)	(166)	(71)	(3)	(36)	(90)	(90)	(68)	(29)	(276)	(277)
Ownership Days On-Hire	9,901	10,067	10,265	10,219	10,494	10,854	11,231	11,575	40,452	44,154
Vessel Utilization	98.2%	98.8%	99.6%	99.1%	97.9%	97.4%	98.6%	99.6%	98.9%	98.4%

(1)Ownership Days for bareboat charters exclude days prior to the initial charter hire date.

(2)Unscheduled off-hire includes days related to vessels being off-charter.

Vessel Utilization decreased for the year ended December 31, 2020 compared to 2019. The decrease was primarily due to an increase in the number of Scheduled Dry-Docking days.

During the year ended December 31, 2020, we completed dry-dockings for five 14000 TEU vessels, five 10000 TEU vessels, four 8500 TEU vessels, eight 4250 TEU vessels and two 2500 TEU vessels. During the year ended December 31, 2019, we completed dry-dockings for four 10000 TEU vessels, two 9600 TEU vessels, two 5100 TEU vessels, two 2500 TEU vessels, one 8500 TEU vessel and one 4250 TEU vessel.

Operating Results – Mobile Power Generation

Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of Average Megawatt Capacity is the increase or decrease in the number of power generating units in the power fleet. Average Megawatt On-Hire is the amount of capacity that is under contract and available to customers for use. Power Fleet Utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity.

For the year ended December 31, 2020, the Average Megawatt Capacity was 1,414MW, on a weighted average basis. During this period 68.9% of the power fleet were under contract.

The following table summarizes the Power Fleet Utilization, for the year ended December 31, 2020, and its comparative quarters:

	2019(1)				2020(1)				Year ended(1)
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2019	2020
Power Fleet
Average Megawatt On-Hire(2)	1,203	1,180	1,300	1,075	934	966	1,131	866	1,190	974
Average Megawatt Capacity(3)	1,653	1,633	1,604	1,536	1,428	1,413	1,414	1,402	1,607	1,414
Power Fleet Utilization(4)	72.8%	72.3%	81.0%	70.0%	65.4%	68.4%	80.0%	61.8%	74.0%	68.9%

(1)Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas.

(2)               Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use post commercial operation date.

(3)Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet.

(4)Power fleet utilization in comparative periods has been adjusted to reflect average utilization during the quarter.

Power Fleet Utilization decreased for the year ended December 31, 2020, compared with the year ended December 31, 2019. The decrease was primarily due to timing of contract end dates resulting in lower on-hire periods compared to 2019.

Financial Results Summary

Revenue

Revenue increased by 25.6% to $1,421.1 million for the year ended December 31, 2020 compared to 2019. The increase in revenue was primarily due to the addition of power generation revenue resulting from the acquisition of APR Energy on February 28, 2020. The remainder of the increase was primarily due to revenue contribution from the delivery of fifteen vessels between December 2019 and December 2020.

Operating Expense

Operating expense increased by 19.6% to $274.8 million for the year ended December 31, 2020 compared to 2019. The increase was primarily due to expenses related to our mobile power generation segment as a result of the APR Energy acquisition. The remainder of the increase was primarily due to growth of the Seaspan operating fleet.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 39.2% to $353.9 million for the year ended December 31, 2020 compared to 2019. The increase was primarily due to power generating equipment acquired as part of the APR Energy acquisition. The remainder of the increase was primarily due to the delivery of fifteen vessels between December 2019 and December 2020.

General and Administrative Expense

General and administrative expense increased by 97.6% to $65.4 million for the year ended December 31, 2020 compared to 2019. The increase was primarily due to the inclusion of APR Energy general and administrative expenses.

Operating Lease Expense

Operating lease expense decreased by 2.5% to $150.5 million for the year ended December 31, 2020 compared to 2019. The decrease was primarily due to a decrease in LIBOR.

Interest Expense

The following table summarizes our borrowings:

(in millions of US dollars)	As of December 31,		Change
	2020	2019	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$772.1	$867.0	(94.9)	(10.9)%
Term loan credit facilities	2,094.7	1,799.4	295.3	16.4%
7.125% senior unsecured notes due 2027	80.0	80.0	-	0.0%
Fairfax Notes	600.0	500.0	100.0	20.0%
Exchangeable Notes	201.3	-	201.3	100.0%
Debt discount and fair value adjustment	(137.1)	(151.0)	13.9	9.2%
Other financing arrangements, excluding deferred financing fees	879.5	513.8	365.7	71.2%
Total borrowings	$4,490.5	$3,609.2	881.3	24.4%

Interest expense decreased by $27.3 million to $191.6 million for the year ended December 31, 2020 compared to 2019 primarily due to a decrease in LIBOR and interest rates for various facilities, partially offset by the inclusion of APR Energy’s interest expense and issuance of the 2027 Fairfax Notes.

Loss on Derivative Instruments

The change in fair value of financial instruments resulted in a loss of $35.5 million for the year ended December 31, 2020 compared to a loss of $35.1 million for the year ended December 31, 2019. The loss for this period was primarily due to a decrease in the LIBOR forward curve and the impact of swap settlements.

The fair value of our interest rate swaps are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $25.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $1.0 million.

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

Our derivative instruments, including interest rate swap and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Loss (gain) on Derivative instruments” in our Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Effects of Hyperinflation

APR Energy operates in Argentina, where repatriation of cash generated from operations is subject to the country’s historically unpredictable currency regulations, resulting in the creation of a two-tiered currency market. Under current currency controls, the amount of cash in pesos convertible to US dollars using the rate available at the central bank (the “Central Bank rate”) is limited. Thus, the remaining pesos are converted using the Blue-Chip swap market, at approximately a 40.0% discount to the Central Bank rate as at December 31, 2020.

Losses realized on repatriation is included in “Other Expenses” in our Consolidated Statement of Operations when incurred.

To compensate us for losses being incurred by APR Energy on repatriation of Argentinian Pesos, sellers of APR Energy agreed to indemnify Atlas for repatriation losses incurred, until the earlier of (1) reaching the maximum cash flows subject to compensation, (2) termination of specified contracts, (3) sustaining the ability to repatriate cash without losses and (4) April 30, 2022. The maximum amount of cash flows subject to compensation is $110,000,000. This indemnity arrangement is included as a contingent consideration asset in “Other Assets” on our Consolidated Balance Sheet, measured at fair value at the end of each reporting period with gains or losses reflected in the Consolidated Statement of Operations.

The fair value of the contingent consideration asset is subject to fluctuations in the difference between the Central Bank rate and Blue-Chip swap market rate, as well as our estimate of the amount of cash we expect to repatriate. These factors are estimates and are expected to change through the life of the indemnity arrangement, causing the fair value to fluctuate significantly. Based on current expectations of cash repatriation, an increase of 5% in the discount on the Central Bank rate will result in an approximately $3 million increase in the fair value of the contingent consideration asset. As these factors may change, the fair value of the contingent consideration asset is an estimate and may deviate significantly from the actual cash settlements realized from the sellers of APR Energy.

Liquidity and Capital Resources

Fairfax Put Right

The terms of the Fairfax Notes provide Fairfax with an Annual Put Right to call for early redemption of some or all of the Fairfax Notes. In December 2020, Fairfax undertook not to exercise the Annual Put Right to call for early redemption of Fairfax Notes on their respective 2022 anniversary dates. Fairfax had previously undertaken not to exercise the Annual Put Right during 2021 as well.  With the undertaking, the Fairfax Notes cannot be put to us for early redemption until the anniversary dates in 2023.

Liquidity

As of December 31, 2020, we have total liquidity of $771.3 million, consisting of $304.3 million of cash and cash equivalents, $217.0 million undrawn under available revolving credit facilities and $250.0 million undrawn under term loan credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments, potential early redemption of our Fairfax Notes and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisition of assets or businesses, lease payments, debt repayments including our Notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 12 “Long-term debt”, note 13 “Operating lease liabilities”, note 14 “Other financing arrangements” and note 17 “Preferred shares and share capital” in our year ended Consolidated Financial Statements for additional information.

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

The following table summarizes our liquidity as of December 31, 2020:

(in millions of US dollars)	December 31,
	2020	2019
Cash and cash equivalents	$304.3	$195.0
Undrawn Seaspan revolving credit facilities	167.0	120.0
Undrawn Seaspan term loan credit facilities(1)	250.0	155.0
Undrawn APR revolving credit facilities	50.0	-
Total liquidity	$771.3	$470.0

(1) Undrawn term loan credit facilities as of December 31, 2020 includes $250.0 million available from sustainability-linked term loan maturing on October 14, 2026.

Our dividend policy impacts our future liquidity needs. Since our initial public offering, our board of directors adopted a dividend policy to pay a regular quarterly dividend on our common shares, while also reinvesting a portion of our operating cash flow in our business. Retained cash may be used to, among other things, fund acquisitions, other capital expenditures, debt repayments and lease payments as determined by our board of directors. This dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer-term dividend paying capacity. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

In 2021, we intend to focus on strengthening our balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership industry and power generation industry. In terms of our balance sheet, we intend to diversify our sources of capital to enhance financial flexibility, stagger our debt maturity profile to reduce refinancing risk, decrease our leverage and grow our unencumbered asset pool. We are focused on allocating capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital. We intend to pursue synergistic opportunities in adjacent businesses to diversify cash flow drivers. business and provide attractive risk-adjusted returns on capital. We intend to pursue synergistic opportunities in adjacent businesses to diversify cash flow drivers.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of assets. As of December 31, 2020, our credit facilities are secured by first-priority mortgages granted on 70 of our vessels and substantially all of our power generation assets, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.

As of December 31, 2020, we had $2.9 billion outstanding under our revolving credit facilities and term loan credit facilities, excluding deferred financing fees. In addition, there is $217.0 million available to be drawn under our revolving credit facilities and $250.0 million available under a term loan.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 2.25% as of December 31, 2020.

Interest payments on our term loan credit facilities are based on LIBOR plus margins, which ranged between 0.4% and 4.3% as of December 31, 2020 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of December 31, 2020.

We may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances, with the exception of one term loan credit facility, where the Company may prepay borrowings up to the third anniversary of the facility with penalties and thereafter without penalty. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of our assets are conducted on an “orderly liquidation” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. We were in compliance with these covenants at December 31, 2020.

Our Notes

As of December 31, 2020, we had $881.3 million outstanding under our 7.125% senior unsecured notes due 2027, Exchangeable Notes and Fairfax Notes, excluding deferred financing fees and debt discount.

Seaspan’s 2025 Notes, 2026 Notes and 2027 Fairfax Notes mature on February 14, 2025, January 15, 2026 and March 1, 2027, respectively. These notes bear interest at a fixed rate of 5.5% per year, payable quarterly in arrears and are guaranteed by certain of our subsidiaries. In addition, we have pledged our ownership interest in certain subsidiaries as collateral for these notes. At any time on or after February 14, 2023, January 15, 2024 and January 15, 2025, we may elect to redeem all or any portion of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes, respectively. The redemption price will equal 100.0% of the principal amount being redeemed, plus accrued and unpaid interest, if any, to the redemption date and any certain additional amounts. Fairfax has the right to call for an early redemption on the anniversary date of each issuance, by providing notice between 150 and 120 days prior to the applicable anniversary date. In December 2020, Fairfax undertook not to exercise its right to call for early redemption of the Fairfax Notes on their respective anniversary dates in 2023. Fairfax has previously undertaken not to exercise the put right for the anniversary dates in 2022.  With the undertaking, the Fairfax Notes are not puttable until their respective anniversary dates in 2023.

Seaspan’s 7.125% senior unsecured notes due 2027 are callable at par plus accrued and unpaid interest, if any, at any time.

In the event of certain changes in withholding taxes, at our option, we may redeem our 7.125% senior unsecured notes due 2027 and Fairfax Notes, in each case in whole, but not in part, at a redemption price equal to 100.0% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the applicable notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.

The indentures relating to the 2025 Notes and the 2026 Notes provide Fairfax with the right to designate (and Fairfax has so designated in the case of the Atlas board of directors) (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $125.0 million aggregate principal amount of the 2025 Notes and 2026 Notes remains outstanding. The indenture relating to the 2027 Fairfax Notes provides Fairfax with the right to designate (i) two members of the Atlas board of directors and one member of the Seaspan board of directors if at least $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding, or (ii) one member of the Atlas board of directors if at least $50.0 million but less than $100.0 million aggregate principal amount of the 2027 Fairfax Notes remains outstanding.

Notwithstanding the foregoing, in no event shall the rights under the indentures governing the Fairfax Notes allow Fairfax to designate more than two members to the Atlas board of directors and one member to the Seaspan board of directors if the thresholds described in clause (i) of the preceding sentences is reached, or to designate more than one member to the Atlas board of directors if the thresholds described in clause (ii) of the preceding sentences is reached.

Our Exchangeable Notes are exchangeable at the holders’ option into an aggregate 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, the cash equivalent or a combination thereof, as elected by Seaspan, at any time on or after September 15, 2025, or earlier upon the occurrence of certain market price triggers, significant corporate events, or in response to early redemption elected by us. The holders may require us to redeem the Exchangeable Notes upon the occurrence of certain corporate events qualifying as a fundamental change in the business. We may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of Atlas shares is at least 130.0% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100.0% of the principal amount, plus accrued and unpaid interest. In connection with the Exchangeable Notes, we entered into capped call transactions using $15.5 million in proceeds from the issuance of the Exchangeable Notes to reduce the potential dilution to Atlas shares and/or offset any cash payments that are required upon an exchange, up to a maximum share price.

In February 2021, we issued $200.0 million in NOK Bonds in the Nordic bond market. The NOK Bonds bear interest at 6.5% per annum, and matures in February 2024. We have the option to redeem all, but not part, of the principal amount of the NOK bonds, plus accrued and unpaid interest, at any time prior to maturity. Upon maturity or earlier repayment, 100.0% of the principal balance is due or 100.5% if certain sustainability-linked targets are not achieved, except in the event of certain eligible changes in tax law. Upon the occurred of a Change in Control or a De-Listing event (as defined in the NOK Bonds), each holder of NOK Bonds will have the right to require us to purchase all or a portion of such holder’s NOK Bonds at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.

Operating Leases

As of December 31, 2020, we had 14 vessel operating lease arrangements. Under 13 of the operating lease arrangements we may purchase the vessels for a pre-determined fair value purchase price. For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a pre-determined amount. As of December 31, 2020, we had total commitments, excluding purchase options, under vessel operating leases from 2021 to 2029 of approximately $917.1 million.

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

Other Financing Arrangements

Seaspan enters into financing arrangements consisting of financing sale-leasebacks that are considered to be failed-sales for accounting purposes, where the vessels remain on our books. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. Seaspan uses these arrangements to finance the construction and acquisition of vessels.

As of December 31, 2020, Seaspan has 12 vessels under these financing arrangements. As of December 31, 2020, these arrangements provided for borrowings of approximately $879.5 million excluding deferred financing fees. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. Seaspan is also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter acceptable to the lessors within a required period of time). If Seaspan defaults under these financing arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.

Certain Terms under our Long-Term Debt, Lease Arrangements, Other Financing Arrangements and Notes

We are subject to customary conditions before we may borrow under our credit, lease and other financing arrangements, including, among others, that no event of default is outstanding and that there has been no material adverse change in our ability to make all required payments under the arrangements.

Our credit, lease and other financing arrangements and our Notes also contain various covenants limiting our ability to, among other things:

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

Our credit, lease and other financing arrangements also contain certain financial covenants, including, among others, that require the relevant entities to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. Our Notes also contain certain financial covenants, including, among others, those that may limit our ability to pay cash dividends on our common shares in excess of $0.50 per share annually. To the extent we are unable to satisfy the requirements in our credit facilities and lease and other financing arrangements, we may be unable to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements under our credit, lease and other financing arrangements or our Notes, we may be in breach of the facilities and lease and other financing arrangements or our Notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit operating lease and other financing arrangements and our Notes if we experience a change of control. These events may result in financial penalties to us under our leases. We were in compliance with these covenants as at December 31, 2020. We are also subject to similar financial covenants in Notes.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in millions of USD)	2020	2019
Net cash flows from operating activities	$694.2	$783.0
Net cash flows used in investing activities	(859.9)	(475.6)
Net cash flows (used in) from financing activities	310.9	(481.5)

Operating Cash Flows

Net cash flows from operating activities were $694.2 million for the year ended December 31, 2020, a decrease of $88.8 million compared to 2019. The decrease in net cash flows from operating activities for the year ended December 31, 2020, compared to the prior year, was primarily due to $227.0 million cash received from modification of time charters in April 2019, of which there was no corresponding amount in the current period and additional dry-dock expenditures in 2020, partially offset by net cash flows from the chartering of fifteen additional vessels delivered between December 2019 and December 2020 and operating cash flows from APR Energy.

For further discussion of changes in revenue and expenses, please read “Financial Results Summary.”

Investing Cash Flows

Net cash flows used in investing activities were $859.9 million for the year ended December 31, 2020, an increase of $384.3 million compared to 2019. Increase in cash used was primarily due to the purchase of ten vessels during the year ended December 31, 2020 and payment on installments for vessels under construction partially offset by lower payments on settlement of interest swaps.

Financing Cash Flows

Net cash flows from financing activities were $310.9 million for the year ended December 31, 2020, compared to net cash flows used in financing activities of $481.5 million in 2019. This represents a net increase in cash flows from financing activities for the year ended December 31, 2020, compared to 2019. Increase was primarily due to proceeds received from the issuance of Exchangeable Notes and other financing arrangements related to eight vessel purchases and lower debt repayments, partially offset by lower proceeds from notes and warrants issued. In addition, $47.8 million of cash outflow in the prior periods related to the redemption of preferred shares, of which there was no corresponding amount in the current period.

Ongoing Capital Expenditures and Dividends

The average age of the vessels in our operating fleet is approximately eight years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the year ended December 31, 2020, we completed twenty-four dry-dockings, compared to twelve dry-dockings in 2019.

The average age of the turbines is seven years and the average age of our diesel generators is ten years. Capital expenditures for these assets primarily relate to mobilization and decommissioning requirements included in substantially all lease contracts. Since the acquisition date of APR Energy on February 28, 2020 until December 31, 2020, we have mobilized and decommissioned three and five sites, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends.  We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term.  We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base.  The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

(1)	the remaining lives of our property plant and equipment;
(2)	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)	future contract rates for our assets after the end of their existing leases agreements;
(4)	our future operating and interest costs;
(5)	future operating and financing costs;
(6)	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(7)	capital expenditures to comply with environmental regulations and asset retirement obligations; and
(8)	unanticipated future events and other contingencies.

Our board of directors periodically considers these factors in determining our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business, or unless our board of directors concludes that we will likely be able to re-deploy our fleet upon expiration of existing leases at rates higher than the rates in our current leases, our board of directors may determine at some future date to reduce, or possibly eliminate, our dividend for reasonable assurance that we are retaining the funds necessary to preserve our capital base.

The following dividends were paid or accrued for the periods indicated:

	Year Ended December 31,
(in millions of USD, except per share amounts)	2020	2019

Dividends on common shares
Declared, per share	$0.50	$0.50
Paid in cash	120.0	101.8
Reinvested in common shares through our dividend reinvestment plan	0.3	1.2
	120.3	103.0
Dividends on preferred shares (paid in cash)
Series D	10.1	13.5
Series E	11.2	11.2
Series G	16.0	16.0
Series H	17.8	17.7
Series I	12.0	12.0

For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

For 2020 and 2019, dividends on our Series D, E, G, H and I preferred shares accrue at rates per annum of 7.95%, 8.25%, 8.20%, 7.875% and 8.00%, respectively.

D.     Critical Accounting Estimates

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

Amortization of Vessel Dry-Docking Activities

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

The major components of routine dry-docking costs include: (i) yard costs, which may include riggers, pilot/tugs, yard fees, hull painting service, deck repairs (such as steel work, anchors, chains, valves, tanks, and hatches) and engine components (such as shafts, thrusters, propeller, rudder, main engine and auxiliary machinery); (ii) non-yard costs which include the paint, technician service costs and parts ordered specifically for dry-dock; and (iii) other costs associated with communications, pilots, tugs, survey fees, port fees, fuel costs for mobilizing the vessel to and from the dry-dock and classification fees.

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

Useful lives property, plant and equipment

Vessels

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase, including acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage, less accumulated depreciation.  We depreciate our vessels using the straight-line method over their estimated useful lives. Second-hand vessels are depreciated from their date of acquisition over their remaining estimated useful life.  We review the estimate of our vessels’ useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure.  We estimate that the useful life of the vessels will be 30 years from the date of initial completion.  Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher.  Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

Power generating equipment

The carrying value of our power generating equipment represent its original cost at the time of purchase, less accumulated depreciation. We depreciate our power generating equipment using the straight-line method over their estimated useful lives. Costs incurred to mobilize and install power-generating equipment pursuant to a contract for the provision of power-generation services are also recorded in property, plant and equipment and are depreciated on a straight-line basis over the non-cancellable lease term to which the power-generating equipment relates. In estimating the useful lives of power generating equipment, we make certain judgments relating to expected usage, expected wear and tear, residual values and technological and commercial obsolescence of the turbines and generators.

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life.   Examples of such events or changes in circumstances related to our long-lived assets include, among others: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. If there has been a general decline in the market value of assets, we analyze our assets for impairment to the extent that the decline in market value is expected to impact the future cash flows of the asset.  In cases where our assets are being analyzed is under a long-term contracts, a decline in the current market value of the asset may not impact the recoverability of its carrying value.

If an indication is identified, and the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value.  If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value.

Vessels

When an indicator of impairment is identified for our vessels, our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining estimated useful lives of our vessels. If undiscounted future cash flows are less than its carrying value, fair value is calculated as the net present value of estimated future cash flows, which in certain circumstances may approximate the estimated market value of the vessel.

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

For the year ended December 2020 and December 31, 2019, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded.

Under current market conditions for our containership leasing segment, we intend to continue to hold and operate our vessels. If time charter rates do not stabilize or decline, we expect that our average estimated daily time charter rate used in future impairment analyses may decline, resulting in estimated undiscounted future operating net cash flows which may be less than the carrying value of certain of our Panamax-size vessels or below and requiring us to recognize non-cash impairment charges in the future equal to the excess of the impacted vessels’ carrying value over their fair value. The determination of the fair value of vessels will depend on various market factors and our reasonable assumptions at that time, including time charter rates, operating expenses, capital expenditures, inflation, fleet utilization, residual value, remaining useful life and discount rates.  The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.

The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2020. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind.  Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels.  We would not record an impairment charge for any of the vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable.  For those vessels that have carrying values in excess of their charter-free market values as of December 31, 2020, we have not identified any events or changes in circumstances indicating that the carrying amount may not be recoverable. Accordingly, we have not recorded an impairment charge related to those vessels as of December 31, 2020.

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2020(1) (in millions of USD)	Vessel Carrying Value at December 31, 2019 (in millions of USD)
YM Wish	14000	2015	$94.9	$98.3
YM Wellhead	14000	2015	94.7	98.1
YM Witness	14000	2015	92.1	95.4
YM World	14000	2015	89.5	92.8
YM Wondrous	14000	2015	89.5	92.8
YM Wholesome	14000	2015	89.6	92.8
YM Worth	14000	2015	89.5	92.8
YM Welcome	14000	2016	94.0	97.2
YM Wreath	14000	2017	95.6	97.3
COSCO Glory	13100	2011	123.1	128.4
COSCO Pride	13100	2011	123.2	128.5
COSCO Development	13100	2011	124.7	129.8
COSCO Harmony	13100	2011	124.4	129.8
COSCO Excellence	13100	2012	128.8	133.9
COSCO Faith	13100	2012	129.4	134.0
COSCO Hope	13100	2012	127.9	133.4
COSCO Fortune	13100	2012	128.2	133.7
Madrid Express	13000	2010	72.1	-
Paris Express	13000	2011	72.3	-
MSC Siya (formerly Kota Petani)	12000	2018	88.5	-
Buenos Aires Express (formerly Kota Pemimpin)	12000	2018	88.6	-
Seaspan Harrier	12000	2018	91.1	-
Seaspan Falcon	12000	2018	91.2	-
Seaspan Raptor	12000	2018	91.2	-
Seaspan Osprey	12000	2018	89.8	-
APL Dublin	10700	2012	60.9	-
APL Paris	10700	2012	60.9	-
APL Southampton	10700	2012	60.8	-
Seaspan Ganges	10000	2014	82.8	85.8
Seaspan Yangtze	10000	2014	83.1	86.1
Seaspan Zambezi	10000	2014	83.7	86.7
Maersk Guayaquil	10000	2015	77.5	80.0
Seaspan Thames	10000	2014	67.5	69.8
Seaspan Amazon	10000	2014	67.5	69.8
Seaspan Hudson	10000	2015	70.2	72.7
CMA CGM Tuticorin	10000	2015	70.2	73.6
Seaspan Brilliance	10000	2014	67.5	71.7
Seaspan Belief	10000	2015	70.3	72.7
Seaspan Beauty	10000	2015	70.3	72.7
Seaspan Bellwether	10000	2015	71.0	72.7
Maersk Guatemala	10000	2015	70.6	72.7
Maersk Gibraltar	10000	2016	73.2	75.5
CMA CGM Mundra	10000	2018	88.9	91.8
CMA CGM Mumbai	10000	2018	88.6	91.3

CMA CGM Cochin	10000	2018	77.7	79.7
CMA CGM Chennai	10000	2018	77.6	80.0
CSCL Zeebrugge	9600	2007	68.4	72.6
CSCL Long Beach	9600	2007	69.8	73.3
Seaspan Adonis	9600	2010	32.6	-
APL Mexico City	9200	2013	61.2	-
APL New York	9200	2013	60.9	-
APL Vancouver	9200	2013	60.9	-
Seaspan Oceania	8500	2004	40.8	43.0
CSCL Africa	8500	2005	41.1	42.5
COSCO Japan	8500	2010	87.1	89.6
COSCO Korea	8500	2010	87.6	90.1
COSCO Philippines	8500	2010	87.1	90.0
COSCO Malaysia	8500	2010	88.2	90.4
COSCO Indonesia	8500	2010	88.6	91.2
COSCO Thailand	8500	2010	89.6	93.0
COSCO Prince Rupert	8500	2011	91.8	95.5
COSCO Vietnam	8500	2011	91.8	95.6
Seaspan Emerald	5100	2009	52.7	55.2
Seaspan Eminence	5100	2009	53.5	55.9
MOL Emissary	5100	2009	54.2	56.4
MOL Empire	5100	2010	54.8	57.0
Brotonne Bridge	4500	2010	65.1	68.0
Brevik Bridge	4500	2011	66.4	69.3
Bilbao Bridge	4500	2011	66.0	68.9
Berlin Bridge	4500	2011	68.5	71.2
Budapest Bridge	4500	2011	69.7	72.6
Seaspan Hamburg	4250	2001	18.0	19.4
Seaspan Chiwan	4250	2001	18.4	19.5
Seaspan Ningbo	4250	2002	19.9	21.4
Seaspan Dalian	4250	2002	20.5	22.1
Seaspan Felixstowe	4250	2002	20.8	22.3
Seaspan Vancouver	4250	2005	22.5	23.5
CSCL Sydney	4250	2005	22.4	23.4
Seaspan New York	4250	2005	22.4	23.6
Seaspan Melbourne	4250	2005	28.6	30.0
CSCL Brisbane	4250	2005	28.7	29.9
Seaspan New Delhi	4250	2005	30.8	32.4
Seaspan Dubai	4250	2006	31.2	32.6
Seaspan Jakarta	4250	2006	31.4	33.0
Seaspan Saigon	4250	2006	31.5	33.2
Seaspan Lahore	4250	2006	32.6	34.2
Rio Grande Express	4250	2006	32.3	34.0
Seaspan Santos	4250	2006	32.5	34.3
Seaspan Rio de Janeiro	4250	2007	33.4	35.2
Seaspan Manila	4250	2007	33.8	35.5
Seaspan Loncomilla	4250	2009	20.8	21.0
Seaspan Lumaco	4250	2009	19.9	21.0
Seaspan Lingue	4250	2010	20.3	20.6
Seaspan Lebu	4250	2010	19.8	20.2
COSCO Fuzhou	3500	2007	15.8	16.2
COSCO Yingkou	3500	2007	17.5	18.3

CSCL Panama	2500	2008	17.1	17.6
CSCL Sao Paulo	2500	2008	17.0	17.7
CSCL Montevideo	2500	2008	16.0	16.7
CSCL Lima	2500	2008	16.2	16.9
CSCL Santiago	2500	2008	16.3	16.9
CSCL San Jose	2500	2008	16.6	17.3
CSCL Callao	2500	2009	17.3	18.0
CSCL Manzanillo	2500	2009	18.3	19.0
Seaspan Guayaquil	2500	2010	18.0	18.1
Seaspan Calicanto	2500	2010	18.6	18.7
Seaspan Loga	2500	2006	8.7	9.0
Seaspan Hannover	2500	2006	8.6	8.9

Total			$6,577.6	$5,707.1
(1)

At December 31, 2020, except for YM Wish, YM Wellhead, YM Witness, YM World, YM Wonderous, YM Wholesome, YM Worth, YM Welcome, YM Wreath, Madrid Express, Paris Express, Kota Petani, Buenos Aires Express, Seaspan Harrier, Seaspan Falcon, Seaspan Raptor, Seaspan Osprey, Maersk Guayaquil, Seaspan Thames, Seaspan Amazon, Seaspan Hudson, CMA CGM Tuticorin, MOL Brilliance, MOL Belief, MOL Beauty, MOL Bellwether, Maersk Guatemala, Maersk Gibraltar, CMA CGM Mundra, CMA CGM Mumbai, CMA CGM Cochin, CMA CGM Chennai, Seaspan Adonis, APL Mexico City, APL New York, APL Vancouver, Seaspan Loga and Seaspan Hannover, the vessel’s charter-free market value is lower than its carrying value. The aggregate carrying value of our vessels, except for the aforementioned vessels, is $3,721.9 million and the estimated charter-free market value is $2,165.2 million. Although the charter-free market values are lower than the carrying values of those vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.

Power generation equipment

We acquired the assets of APR Energy on February 28, 2020. When an indicator of impairment is identified for our power generation equipment, our estimates of future cash flows used to determine fair value involve assumptions related to future lease rates, asset utilization, off-hire and re-deployment periods, and the remaining estimated useful lives of our assets. If undiscounted future cash flows are less than its carrying value, fair value is calculated as the net present value of estimated future cash flows, which in certain circumstances may approximate the estimated market value of the assets.

Revenue assumptions are based on lease rates up to the end of the life of the current contract for each asset, as well as estimated future lease rates, for the remaining life of the asset after the completion of its current contract.  The estimated future lease rates for non-contracted revenue periods are based adjusted historical averages. Our estimates of asset utilization, including estimated off-hire periods for decommissioning, re-deployment and mobilization are also based on historical experience.

The remaining lives of our power generation used in our estimates of future cash flows are consistent with those used in our calculations of depreciation.

For the year ended December 2020, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of these assets may not be recoverable and accordingly, no impairment was recorded.

Based on our experience, we recognize that key assumptions, including future lease rates and asset utilization require significant judgement and are inherently volatile, given the unpredictable nature of our power generation segment. We assess these assumptions on a continuous basis and believe those used to estimate future cash flows of our assets are reasonable at the time they are made.  We can make no assurances however, as to whether our estimates of future cash flows will be accurate.

Based on current market conditions for our mobile power generation segment, we intend to continue to hold and operate our assets. If we are unable to deploy our power generation equipment at rates consistent with historical averages, due to shift in market demand or specific events such as further developments in the COVID-19 pandemic, future lease revenue and utilization rates will decline, resulting in estimated undiscounted future operating net cash flows which may be less than the carrying value of certain of our assets and requiring us to recognize non-cash impairment charges in the future equal to the excess of the impacted asset’s carrying value over their fair value. The determination of the fair value of the assets will depend on various market factors and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.

Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, in the fourth quarter or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis.

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

Our goodwill comprising of $75.3 million from our January 2012 acquisition of Seaspan Management Services Limited (“SMSL”), allocated to the containership leasing segment, and $117.9 million, allocated to our mobile power generation segment, from our current year acquisition of APR Energy, was tested for impairment at November 30, 2020.  We have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit, is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment.

As of November 30, 2020, we bypassed the qualitative assessment and used a fair value approach for the goodwill assessment related to both our containership leasing and power generation segments.

For our containership leasing reporting unit, we determined that the discounted cash flows substantially exceeded the carrying value of the reporting unit and concluded that our goodwill was not impaired.

For our mobile power generation reporting unit, we determined that the carrying value of the reporting unit exceeded its fair value, measured using the income approach with a discounted cash flow, as a result of potential strategic repositioning contemplated subsequent to acquisition. Accordingly, an impairment charge of $117.9 million, representing the balance of the goodwill associated with our mobile power generation reporting unit, was recorded in the Consolidated Statements of Operations. Key assumptions used to determine future cash flows included future lease rates, asset utilization, off-hire and re-deployment periods, the remaining estimated useful lives of our assets and expectation of replacement and/or growth assets. The assumptions related to future lease rates, asset utilization, off-hire and re-deployment periods and remaining useful lives are consistent with those used to determine recoverable amount for our power generation assets. The expectation of replacement and/or growth assets are based on our market-driven view of an appropriate asset mix and evaluation of technology and regulations that may impact the power generation market.

The determination of these assumptions require significant judgment. We assess relevant assumptions on a continuous basis and believe those used to estimate future cash flows of our assets are reasonable at the time they are made.  We can make no assurances however, as to whether our estimates of future cash flows will be accurate. The amount, if any, and timing of any goodwill impairment charges that we may recognize in the future will depend upon then current assumptions, which may differ materially from those used at November 30, 2020.

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

Asset Retirement Obligations

We record a provision and a corresponding long-lived asset for asset retirement obligations (“ARO”) as it relates to our mobile power generation segment, when there is a legal obligation associated with the retirement of long-lived assets and the fair value of the liability can be reasonably estimated. The fair value of the ARO is measured using expected future cash flows discounted at our credit-adjusted risk-free interest rate. The liability is accreted up to the cost of retirement through interest expense over the non-cancellable lease term. The long-lived asset is depreciated over the same period.

We use judgment in determining the amount and timing of settlements, which may change materially in response to factors including, but not limited to changes in laws and regulations, the emergence of new technology, and changes to the timing and scope of work. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability and would impact accretion of the asset retirement obligation in addition to depletion of asset retirement cost included in property, plant and equipment.

Business Combination

We recognize and measure the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date. Any excess or surplus of the purchase consideration when compared to the fair value of the net assets acquired, if any, is recorded as goodwill or gain from a bargain purchase. A significant amount of judgment is involved in estimating the individual fair values of property, plant and equipment, intangible assets, contingent consideration, taxes and other assets and liabilities. We use all relevant information to make these fair value determinations. For material acquisitions, we engage an independent valuation specialist to assist when relevant.

An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired, liabilities assumed, contingent consideration and noncontrolling interest, if any, in a business combination.

The income valuation method which requires us to project future cash flows and apply an appropriate discount rate. The cost valuation method is based on the replacement cost of a comparable asset at prices at the time of the acquisition reduced for depreciation of the asset. The market valuation method uses market data and adjusts for company specific factors. The estimates used in determining fair value are based on assumptions believed to be reasonable, but which are inherently uncertain. Accordingly, results may differ materially from the projected results used in to determine fair value. If the initial accounting for the business combination is incomplete by the end of the reporting period in which the acquisition occurs, an estimate will be recorded. Subsequent to the acquisition date, and not later than one year from the acquisition date, we will record any material adjustments to the initial estimate based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period of the adjustment.

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

Measurement of Credit Loss

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and net investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2.3 million was made to deficit as part of the modified retrospective transition approach.

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact of this guidance.

     Simplifying test for goodwill impairment

Effective January 1, 2020, the Company adopted ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the implied goodwill impairment. As a result of the adoption, the Company now calculates goodwill impairment as the amount by which the carrying value exceeds fair value of a reporting unit, not to exceed the carrying amount of goodwill.

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, which simplifies the accounting for convertible debt instruments by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. The guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this guidance.

E.     Research and Development

Not applicable.

F.     Off-Balance Sheet Arrangements

As at December 31, 2020, we do not have any off-balance sheet arrangements.

G.     Contractual Obligations

As of December 31, 2020, our long-term undiscounted contractual obligations consist of the following:

	Payments Due by Period (in Millions of USD)
	Total	2021	2022-2023	2024-2025	Thereafter
Fixed-rate long-term debt obligations(1)	$1,021.2	$12.8	$34.2	$471.2	$503.0
Variable-rate long-term debt obligations(2)	2,726.9	324.0	992.6	1,327.0	83.3
Other financing arrangements(3)	879.5	64.6	129.2	122.0	563.7
Operating leases(4)	927.0	147.1	287.7	273.5	218.7
Purchase obligations for additional vessels	377.8	142.7	235.1	-	-
Total	$5,932.4	$691.2	$1,678.8	$2,193.8	$1,368.7

(1)

Represents principal payments on our credit facilities that bear fixed interest rates, 2027 7.125% Notes, Fairfax Notes, and Exchangeable Notes. Payments due on the 2027 7.125% Notes, Fairfax Notes and Exchangeable Notes are based on their respective maturity dates, and do not take into account early redemption options. The amounts exclude expected interest payments of $56.8 million (for 2021), $111.1 million (for 2022-2023), $94.3 million (for 2024-2025) and $18.6 million (after 2025).

(2)      Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates of LIBOR plus margins ranging from 0.4% to 4.3% per annum. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates ranging from 0.7% to 5.6% per annum.  For purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility. The amounts exclude expected interest payments of $603.8 million (for 2021), $88.4 million (for 2022-

2023), $23.5 million (for 2024-2025) and $3.1 million (after 2025).  Expected interest payments are based on LIBOR plus margins at December 31, 2020. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.

(3)	Represents payments under our other financing arrangements and bear interest at variable rates of LIBOR plus margins ranging from 2.75% to 3.3% per annum.
(4)

Represents payments under our operating leases for vessels and other leases. We entered into sale-leaseback transactions for certain of our vessels where the lease term commenced upon the delivery dates of the vessels. These operating lease payments include expected interest payments that bear interest at variable rates of LIBOR plus margins ranging from 1.5% to 3.0% per annum. Expected interest payments on operating leases for our vessels are based on LIBOR, at December 31, 2020, plus margins.

Item 6.	Directors, Senior Management and Employees
A.	Directors, Senior Management and Key Employees

Our directors and executive officers, as of March 1, 2021, and their ages as of December 31, 2020 are listed below.

Name	Age	Position
David Sokol	64	Director and Chairman of the board of directors
Bing Chen	54	Director, President & Chief Executive Officer
Graham Talbot	56	Chief Financial Officer
Tina Lai	44	Chief Human Resources Officer
Karen Lawrie	58	General Counsel
Torsten Holst Pedersen	50	Chief Operating officer
Sarah Pybus	42	Associate General Counsel & Compliance Officer
Krista Yeung	40	Vice President, Accounting & Tax
Lawrence Chin	44	Director
John Hsu	57	Director
Nicholas Pitts-Tucker	69	Director
Lawrence Simkins	59	Director
Stephen Wallace	64	Director

David Sokol. David Sokol was appointed a director and chairman of Atlas in November 2019 and served as a director and chairman of Seaspan from 2017 to 2020.  Mr. Sokol is also a member of the compensation and governance committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000.  Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO.  Teton Capital, LLC is headquartered in Fort Lauderdale, Florida and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol currently sits on two corporate boards and is a member of the executive committee of the board of directors of the Horatio Alger Association of Distinguished Americans.  Over Mr. Sokol’s 40-year career, he has chaired five corporate boards and over a dozen charitable or community boards.  David Sokol’s business philosophy based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied.  It is a simple business model with a definite focus on developing future leaders.

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

Graham Talbot. Graham Talbot is the Chief Financial Officer of Atlas Corp. and also serves as Chief Financial Officer of Seaspan Corporation. Mr. Talbot has worked in asset-intensive industries, primarily in the energy sector, for more than 30 years. He has held executive finance roles in Abu Dhabi Power Corporation and Maersk Energy based in Copenhagen. Prior to his time with Maersk, Mr. Talbot was Regional Finance Director for BG Group, in his native Australia, where his responsibilities included the $20bn Queensland Curtis LNG project. Prior to this, he spent 23 years with Shell in senior international finance roles based in Guam, United Kingdom, Netherlands, Kazakhstan, U.A.E., and Australia. Throughout his career, Mr. Talbot has held a broad range of functional accountabilities including – Finance, Strategy, Trading, Procurement, Technology, Commercial and Business Integration/Separation. In addition, he has held numerous Board positions in various jurisdictions. Mr. Talbot holds an MBA from Melbourne Business School, is a Fellow of CPA Australia, a Fellow of the Governance Institute of Australia, a Fellow of the Energy Institute, and a Graduate Member of the Institute of Company Directors.

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

Karen Lawrie.  Karen Lawrie was appointed as General Counsel of Atlas Corp. in August 2020 and as Seaspan’s General Counsel in February 2020. Prior to joining Seaspan, Ms. Lawrie held senior leadership positions in the maritime, energy and financial services sectors and has extensive transactional experience across Europe, the United States, Mexico, Brazil, Southeast Asia and Africa. She is experienced in both commercial and corporate law including corporate governance and compliance, treasury, mergers and acquisitions, litigation, marine and energy law. Most recently, Ms. Lawrie was General Counsel with Bumi Armada, in Malaysia. Prior to Bumi Armada, Ms. Lawrie worked both in-house and in private practice with JP Morgan Securities, Goldman Sachs, State Street Bank, AET Tankers, Subsea 7, EDF Energy and Dentons. Ms. Lawrie has a B.A. (Magna cum laude) from Seattle University and a M.A. Honours from the University of Cambridge. Ms. Lawrie is a solicitor with the Law Society of England and Wales and a licensed attorney with the State Bar of Texas.

Torsten Holst Pedersen.  Torsten Holst Pedersen was appointed as Chief Operating Officer of Seaspan Corporation in June 2020, and served as Executive Vice President, Ship Management from November 2018 to May 2020. Mr. Pedersen has over 20 years of experience in shipping, logistics and infrastructure, during which he held senior leadership roles and board positions across Europe, Asia, Middle East and Africa. He started his career with the Maersk Group in 1996 and worked in several of the group’s business entities, holding C-level positions in finance and human resources. In 2016, Mr. Pedersen joined Inchcape Shipping Service as regional CEO for Middle East, Africa and South Asia. He then worked as head of operations for V Group, leading the transformation of the global operations organization of more than 45,000 employees. Prior to joining Seaspan, Mr. Pedersen worked as a strategy consultant, assisting companies with strategy execution and M&A due diligence in the Middle East and South Asia. He holds a Master of Economics from Aalborg University, Denmark, and a Master of International Economics (with Distinction) from University of Essex, U.K. These have been complemented by executive programs at Wharton and London Business School.

Sarah Pybus. Sarah Pybus was appointed as Compliance Officer of Atlas in August 2020, and is also Associate General Counsel and Secretary of each of Atlas and Seaspan. Ms. Pybus has been in-house counsel at Seaspan since August 2014, initially as Corporate Counsel.  Prior to joining Seaspan, Ms. Pybus was in-house counsel at a brokerage firm for three years and, before that, in private practice with the firm Blake, Cassels & Graydon LLP.  In private practice, Ms. Pybus advised companies with respect to mergers and acquisitions and corporate finance transactions, as well as on general corporate matters, corporate governance and compliance with securities legislation. Ms. Pybus is a barrister and solicitor, called to the Alberta bar in 2006 and the British Columbia bar in 2007, and is designated as a Certified In-House Counsel – Canada by the Canadian Bar Association, the Canadian Corporate Counsel Association and the Rotman School of Management (University of Toronto). Ms. Pybus obtained her law degree from the University of Alberta.

Krista Yeung. Krista Yeung was appointed as Atlas Corp.’s Vice President, Accounting & Tax in October 2020 and prior to that was Vice President, Finance from March 2020. Ms. Yeung is a seasoned executive with over 15 years of experience.  Previous to her current position, she has had various roles with Seaspan, including Corporate Controller and Vice President Accounting. She graduated with a Bachelor of Commerce from the University of British Columbia. Ms. Yeung is a Chartered Professional Accountant (CPA, CA) and prior to joining Seaspan she articled at KPMG LLP.

Lawrence Chin. Lawrence Chin was appointed a director of Atlas in November 2019 and is a member of the Compensation and Governance Committee. Mr. Chin had served as a director and a member of the Compensation and Governance Committee of Seaspan since April 2018 to March 2020. Lawrence Chin has over 22 years of experience in global capital markets and has served as managing director of Hamblin Watsa Investment Counsel (Fairfax Financial Holdings Limited) since 2016, overseeing Asian and North American investments. Previous to this, he spent 17 years in leadership positions at Mackenzie Cundill Investments. From 2010 to 2016, as senior vice president and co-team lead, Mr. Chin co-led the Cundill brand, overseeing approximately $10 billion in global assets. From 2008 to 2010, in his role as vice president, portfolio manager and head of research, he managed the company’s research department and was the lead portfolio manager of over $3 billion in assets. From 1999 to 2008, he held the position of partner, analyst, at Cundill Investments prior to its sale to Mackenzie Investments in 2006. Mr. Chin is a chartered financial analyst, and holds a Bachelor of Business Administration from Simon Fraser University.

John C. Hsu.  John Hsu was appointed a director of Atlas in November 2019 and is a member of the audit committee.  Mr. Hsu has been a director of Seaspan since April 2008.  For generations, Mr. Hsu’s family have owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group.  Currently, Mr. Hsu is a director of the family’s single family office, OSS Capital, a member of the Advisory and Investment Committee of Isola Capital Group (a multifamily office based in Hong Kong that manages direct investments in private equity), and also holds directorships in various private companies and NGOs.  From 2008 to 2012, he was the chairman of TSSI Inc. (a Taiwan-based surveillance IC solutions provider).  From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm.  From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund of US listed technology companies.  Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is also fluent in Japanese and Mandarin.

Nicholas Pitts-Tucker.  Nicholas Pitts-Tucker was appointed as a director of Atlas in November 2019 and serves as the chair of the audit committee. Mr. Pitts-Tucker served as a director of Seaspan from April 2010 to March 2020 and was chair of the audit committee since April 2015.  Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia.  At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the Board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan.  In August 2013, Mr Pitts-Tucker was appointed as Governor of the University of Northampton, UK's No 1 University for Social Enterprise.  Mr. Pitts-Tucker has a Master of Arts degree from Christ Church, Oxford University and a Master of Business Administration from Cranfield University.

Lawrence Simkins. Larry Simkins was appointed as a director of Atlas in November 2019 and served as a director of Seaspan from April 2017 to March 2020.  Mr. Simkins is chair of the compensation and governance committee.  Since 2001, Larry Simkins has been President of The Washington Companies, an affiliate of Seaspan’s second largest shareholder. As President and CEO, Mr. Simkins provides leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 6,000 people worldwide, generating nearly US$2 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council.  He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

Stephen Wallace. Stephen Wallace was appointed a director of Atlas in November 2019 and is a member of the audit committee.  Mr. Wallace served as a director of Seaspan from April 2018 to March 2020. Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until the end of 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury Board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.

B.     Compensation

Compensation of Directors and Officers

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2020, each non-employee member of the Atlas board of directors received the following annual cash retainers and fees.  Each non-employee director received an annual cash retainer of $70,000.  The chair of the audit committee received an annual payment of $20,000 and each other member of the audit committee received an annual payment of $10,000 for the regular quarterly committee meetings.  The chair of the compensation and governance committee received an annual payment of $20,000 and each other member of the compensation and governance committee, other than David Sokol, received an annual payment of $10,000 for the regular quarterly committee meetings.  Each audit committee member and each compensation and governance committee member, other than David Sokol, also received a payment of $1,500 for each additional committee meeting attended during the calendar year.

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

For services during the year ended December 31, 2020, Atlas directors and management 14 persons in 2020 received aggregate cash compensation of approximately $5.2 million. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude equity-based compensation paid to our directors and management as described below.

Employment Agreements with Senior Management

Mr. Bing Chen serves as President & Chief Executive Officer of Atlas Corp. and each of its portfolio companies pursuant to an executive employment agreement between Mr. Chen and Seaspan Corporation, initially executed in October 2017 and most recently amended and restated in June 2020, with an effective date of January 1, 2021.  Our senior management other than Mr. Chen, including Graham Talbot, Tina Lai, Karen Lawrie, Torsten Holst Pedersen, Sarah Pybus and Krista Yeung, have employment arrangements with Seaspan Ship Management Limited (“SSML”).

Equity Incentive Plan

In December 2005, Seaspan’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the “Seaspan Plan”), which was administered by Seaspan’s board of directors and, under which its officers, employees and directors could be granted options, restricted shares, phantom share units and other stock-based awards as determined by the Seaspan board of directors. Upon consummation of the Reorganization, Atlas assumed Seaspan’s equity-based compensation plans, including the Seaspan Plan. Awards previously granted under the Seaspan Plan are now exercisable for Atlas common shares instead of Seaspan common shares.

In connection with the Reorganization, the Seaspan Plan was amended and restated as the Atlas Corp. Stock Incentive Plan (the “Atlas Plan”).  In June 2020, the Atlas Plan was amended and restated to increase the number of common shares issuable under the Atlas Plan from 5,000,000 to 10,000,000.

In February 2020, Mr. Chen was granted 130,955 common shares, vesting in equal tranches over a three-year period commencing on the date of grant.  In June 2020, Mr. Chen received a grant of 1,500,000 restricted stock units and a grant of stock options to acquire 1,500,000 common shares at a price of $7.80 per share, each award vesting in equal tranches over five years commencing December 31, 2021.  The restricted stock units and stock options are subject to “claw-back” rights in favor of us for termination of Mr. Chen’s employment in certain circumstances. The stock options expire on June 24, 2030.

In January and February 2020, each of Atlas’s non-employee directors (other than Mr. Sokol) was awarded 8,582 restricted shares, which vested on January 1, 2021. In August 2020, Mr. Sokol, chairman of the Board, received a grant of 1,000,000 restricted shares which vested on December 31, 2020, subject to a clawback period from January 1, 2021 to December 31, 2022.

In 2020, Atlas also granted an aggregate 75,405 restricted stock units to our executive officers, other than Mr. Chen, of which certain of these grants vested immediately, with the remainder vesting on February 28 of 2021 and 2022. In September 2020, 71,799 restricted stock units granted in 2019 and 2020 were forfeited.

SSML has a Cash and Equity Bonus Plan (“CEBP”) under which its key employees are eligible to receive awards comprised of 2/3 cash and 1/3 common shares under the Atlas Plan (previously the Seaspan Plan). The purpose of the CEBP is to align the interests of SSML’s management with the interests of Atlas. In 2020, under the CEBP, SSML granted 8,818 common shares to Atlas executive officers for the equity portion of the award. Unvested awards granted prior to the Reorganization will vest and be paid out in common shares of Atlas and otherwise accordance with the terms of the CEBP.

In June 2020, Atlas established the Atlas Corp. Equity Bonus Plan (“EBP”) under which employees of Atlas and its subsidiaries who do not participate in the CEBP may receive equity bonus awards. Like the CEBP, the purpose of the EBP is to align the interests of Atlas personnel with the interests of Atlas.

C.     Board Practices

General

As of March 1, 2021, the board of directors consisted of seven members. From February 2020 to February 2021, our board of directors consisted of eight members. Alistair Buchanan resigned as a director in February 2021.

Each member of our board is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.

Our board of directors has determined that each of the current members of our board of directors, other than Bing Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a material relationship with us, and is therefore independent from management.

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

Committees

The board of directors currently has two committees, including an audit committee and a compensation and governance committee. During 2020, the board of directors also had an executive committee, which was dissolved in March 2021.  The membership of the audit committee and compensation and governance committee during 2020 and the function of each of the committees are described below.  Each of the committees operates under a written charter adopted by the board, which are available under “Corporate Governance” in the Investor Relations section of our website at www.atlascorporation.com.

During 2020, the board of directors held five meetings, the audit committee held five meetings and the compensation and governance committee held six meetings.

The audit committee of the board is composed entirely of directors who currently satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. During 2020, the audit committee members were Nicholas Pitts-Tucker (chair), Alistair Buchanan, John Hsu and Stephen Wallace. Mr. Buchanan resigned as a director in February 2021. All current members of the committee are financially literate, and our board of directors determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) potential conflicts and related party transactions.

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

D.     Employees

As of December 31, 2020, we employed approximately 5,300 employees, on a consolidated basis. Seaspan had approximately 4,800 seagoing staff serve on the vessels that we manage and approximately 300 staff serve on shore in technical, commercial and administrative roles in Canada, Hong Kong and India. APR Energy had approximately 100 employees serve on the various plant sites and approximately 100 staff serve in technical, commercial and administrative roles in various locations including the US, Argentina, and Singapore.

In accordance with Maritime Labour Convention and Hong Kong employment regulations, all Seaspan seagoing staff are covered under a Collective Bargaining Agreement with the Hong Kong Seafarers Co-ordination Committee which is a consolidation of three Hong Kong seagoing staff unions, Merchant Navy Officers Guild (MNOG), Hong Kong Seamans Union (HKSU) and Amalgamated Union of Seafarers (AUS). These unions are duly recognized members of the International Tradeworkers Federation (ITF). Of the employees at APR, 70 employees located in Argentina are covered under union contracts.

E.     Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our common shares by:

•	each of our current directors;
•	each of our current executive officers; and
•	all our current directors and current executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us on, or prior, to March 1, 2021.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
David Sokol(2)	2,425,000	1.0%
Bing Chen	*	*
Graham Talbot	*	*
Tina Lai	*	*
Karen Lawrie	*	*
Torsten Holst Pedersen	*	*
Sarah Pybus	*	*
Krista Yeung	*	*
Lawrence Chin	*	*
John Hsu	*	*
Nicholas Pitts-Tucker	*	*
Lawrence Simkins	*	*
Stephen Wallace	*	*
All directors, executive officers, senior management and key employees as a group (13 persons)(3)	3,867,822	1.6%

(1)	Percentages are based on 246,810,001 common shares that were issued and outstanding on March 1, 2021.
(2)

The Sokol Family Foundation, a charitable foundation of which David Sokol is a director, beneficially owns 1,759,481 common shares of the Company. Mr. Sokol disclaims beneficial ownership of such shares. This information was provided to us by Mr. Sokol on or about January 18, 2021.

(3)

Includes an aggregate 300,000 common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018.  Please see note 19 to our consolidated financial statements included in this Annual Report for a description of these awards.

*	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common shares by each person known by us to be a beneficial owner of more than 5% of the common shares. The information provided in the table is based on information filed with the SEC and on information provided to us on or about March 1, 2021.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Fairfax Financial Holdings Limited(2)	124,812,371	45.9%
Dennis R. Washington(3)	45,451,493	18.4%
Copper Lion, Inc.(4)	14,007,238	5.7%

(1)

Percentages are based on the 246,810,001 common shares that were issued and outstanding on March 1, 2021; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on March 1, 2021 plus 25,000,000 common shares issuable upon the exercise of warrants held by affiliates thereof.

(2)

The number of common shares shown for Fairfax Financial Holdings Limited consists of 99,812,371 common shares and warrants exercisable for up to 25,000,000 common shares. As of the date hereof, Fairfax has not exercised any of such warrants. This information is based on SEC filings and information provided by Fairfax and certain of its affiliates on or before February 5, 2021. The information lists other affiliated individuals and entities that beneficially own all or a portion of the 99,812,371 common shares beneficially owned by Fairfax. As well, the information reports an additional 678,021 common shares are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax) and The Second 810 Holdco Ltd., and 231,922 common shares are beneficially owned by The Sixty Three Foundation, a registered Canadian charitable foundation to which Fairfax contributes to fund charitable donation, which total shares represent 46.3% of our outstanding common shares (including the 25,000,000 shares issuable upon exercise of the warrants described in this note).

(3)

The number of Atlas common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC (“Deep Water”) and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about January 25, 2021. Lawrence R. Simkins, the manager of Deep Water and a director of Atlas, has voting and investment power with respect to Atlas common shares held by Deep Water.

(4)

The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion, Inc. serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or before January 21, 2021. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our second largest shareholder. Lawrence R. Simkins and David Sokol, directors of the Company, are directors of Copper Lion, Inc.

In connection with the acquisition of APR Energy, Fairfax received an aggregate 23,418,798 common shares of Atlas in consideration of its equity interests in Apple Bidco Limited and in settlement of indebtedness owing to Fairfax by Apple Bidco Limited at the Closing Date. Such issuance increased Fairfax’s holdings from 42.4% to 46.2% (including the 25,000,000 shares issuable upon the exercise of the warrants described above) as at the date of the acquisition.  In addition, on the closing date of the acquisition, Atlas reserved for issuance 2,137,541 Holdback Shares to Fairfax in connection with post-closing purchase price adjustments and indemnification obligations of the Sellers, including Fairfax.

In August 2020, in connection with purchase price adjustments pursuant to the acquisition agreement, Fairfax forfeited its right to receive 391,246 Holdback Shares and returned 1,253,883 previously issued common shares to Atlas. Of the 1,253,883 common shares returned, 760,807 shares were permanently forfeited; 493,076 shares are held in reserve as treasury shares and may be issuable to Fairfax at a future date, subject to settlement of potential indemnified events.  In addition, during the year ended December 31, 2020, none of the Holdback Shares were released from holdback and issued to Fairfax; however, Fairfax purchased 318,637 common shares that were released from the holdback of the minority Sellers, pursuant to the terms of Amendment No. 1 to the Acquisition Agreement.  In February 2021, Fairfax purchased an additional 173,819 of such common shares.

In December 2020, Fairfax publicly announced that it has entered into a binding agreement with CVC Capital Partners (“CVC”) to sell all of its interests in RiverStone Europe to CVC Strategic Opportunities Fund II in a transaction that, subject to customary closing conditions, including various regulatory approvals, is expected to close in the first or second quarter of 2021.  Fairfax has informed us that up to 9,018,474 common shares may be transferred as part of the sale transaction involving RiverStone Europe.  Fairfax has undertaken that it will retain full operational control over such common shares, including having sole control over all transfer, voting and related matters.

Our major holders of common shares do not have different voting rights than other holders of our common shareholders.

As of March 1, 2021, a total of 62,994,747 of our common shares were held by 43 holders of record in the United States.

We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.

B.     Related Party Transactions

From time to time, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included the sale and purchase of our common and preferred shares, Seaspan’s private placements with affiliates of Fairfax Financial Holdings Limited (the transactions by which they became a related party) (see “Private Placements of Notes and Warrants with Fairfax” below), our acquisition of APR Energy (see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in Year 2020 and 2021—APR Energy Acquisition.”) and other matters. We may enter into related party transactions from time to time in the future. Our board has an audit committee, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.

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

Private Placements of Notes and Warrants with Fairfax

During 2018, 2019 and 2020, Seaspan completed a series of private placements with Fairfax involving the issuance of an aggregate $600.0 million aggregate principal amount of Fairfax Notes and 101,923,078 warrants exercisable for an equivalent number of common shares, of which 25,000,000 warrants remain unexercised. For more information about the terms of the Fairfax Notes, see “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources – Our Notes.” Our chairman, David Sokol, serves on a charitable board with Prem Watsa, the chairman and chief executive officer of Fairfax Financial Holdings Limited. Fairfax became a related party as a result of the 2018 and 2019 private placements.

If the 25,000,000 warrants that were issued to Fairfax in July 2018 were exercised in full, as of March 1, 2021, Fairfax’s shareholdings, including shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 46.2% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax.

Issuance of Additional Warrants to Fairfax

In February 2021, in connection with the acquisition of APR Energy, we and Fairfax agreed, subject to completion of definitive documentation, to amend the acquisition agreement to incorporate an indemnification and compensation arrangement.  Concurrent with the amendment, we intend to issue to Fairfax warrants to purchase 5,000,000 of our common shares with an exercise price of $13.00 per share.

Registration Rights Agreements

In connection with Seaspan’s initial public offering, 2009 issuance of Series A preferred shares, acquisition of GCI, acquisition of SMSL in 2012, the August 2017 private placement of common stock to David Sokol, and the Fairfax private placements, Seaspan entered into one or more registration rights agreements pursuant to which it agreed to file, subject to the terms and conditions of the applicable registration rights agreements, registration statements under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Atlas assumed the obligations of Seaspan under these registration rights agreements upon the completion of the Reorganization. Shareholders of Atlas entitled to such registration rights include, among others, entities affiliated with Dennis R. Washington, his son Kyle R. Washington, a former member our board, David Sokol, chairman of our board, and Fairfax. The registration rights agreements give the counterparties piggyback registration rights allowing them to participate in certain offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

Item 8.	Financial Information

A.     Financial Statements and Other Financial Information

Please see Item 18 below.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity.  From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including commercial disputes and personal injury and property casualty claims.  With respect to personal injury and property casualty claims, we expect that these claims would be covered by insurance, subject to customary deductibles.  Any legal proceedings, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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
•

the amount of dividends that Seaspan and APR Energy may distribute to Atlas Corp. is limited by restrictions under Seaspan’s and APR Energy’s credit and lease facilities, the Notes, and Seaspan’s and APR Energy’s future indebtedness could contain covenants that are even more restrictive;  in addition, Seaspan’s and APR Energy’s credit and lease facilities and the Notes require us to comply with various financial covenants, and Seaspan’s and APR Energy’s credit and lease facilities and the Notes prohibit the payment of dividends if an event of default has occurred and is continuing thereunder or if the payment of the dividend would result in an event of default;

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

Item 9.The Offer and Listing

Not applicable.

Item 10.	Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

Our amended and restated articles of incorporation as well as our Series D Statement of Designation, Series E Statement of Designation, Series G Statement of Designation, Series H Statement of Designation and Series I Statement of Designation were previously filed as Exhibits 3.1, 3.3, 3.4, 3.5, 3.6 and 3.7, respectively, to our Form 6-K furnished to the SEC on February 27, 2020 and are hereby incorporated by reference into this Annual Report. Our amended and restated bylaws are filed herewith. In addition, a summary of the material terms of our common shares and preferred shares was filed as Exhibit 99.1 to our Form 6-K furnished to the SEC on February 27, 2020 and is hereby incorporated by reference into this Annual Report. Under the BCA, the Statements of Designation are deemed amendments to our articles of incorporation.  Our amended and restated articles of incorporation, Statements of Designation and our amended and restated bylaws have also been filed with the Registrar of Corporations of the Republic of the Marshall Islands.

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

C.     Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

(a) Form of Indemnification Agreement between Atlas Corp. and each of its directors and officers, previously filed as Exhibit XX to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

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

(g) Registration Rights Agreement by and among Seaspan Corporation and the investors named therein, dated January 27, 2012, previously filed as Exhibit 4.5 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 30, 2012.

(h) Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol, previously filed as Exhibit 10.1 to Seaspan Corporation’s Form 6-K (File No. 1-32591), filed with the SEC on August 23, 2017.

(i) Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, filed with the SEC on October 12, 2017.

(j) First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, filed with the SEC on October 12, 2017.

(k) Second Supplemental Indenture, dated February 14, 2018, among Seaspan Corporation, the Guarantors (as defined therein) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, filed with the SEC on February 15, 2018.

(l) Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.4 to Seaspan Corporation’s Form 6-K, filed with the SEC on February 15, 2018.

(m) Registration Rights Agreement Joinder, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein, dated as of March 26, 2018, by Seaspan Investment I Ltd, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 30, 2018.

(n) Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the Subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, file with the SEC on February 22, 2018.

(o) Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, filed with the SEC on February 22, 2018.

(p) Agreement and plan of merger, dated as of March 13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 14, 2018.

(q) Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC, Tiger Management Limited and Blue Water Commerce, LLC, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 14, 2018.

(r) Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Deep Water Holdings, LLC, previously filed as Exhibit 4.7 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 14, 2018.

(s) Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.5 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 30, 2018.

(t) Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.6 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 30, 2018.

(u) Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.7 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 30, 2018.

(v) Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Seaspan’s Form 6-K, furnished to the SEC on June 11, 2018.

(w) Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 6-K, furnished to the SEC on June 11, 2018.

(x) Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Seaspan Corporation’s Form 6-K, furnished to the SEC on July 16, 2018.

(y) Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 6-K, furnished to the SEC on July 16, 2018.

(z) Registration Rights Agreement, dated July 16, 2018, by and between Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 4.10 to Seaspan Corporation’s Form 6-K, furnished to the SEC on July 16, 2018.

(aa) First Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 8, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, furnished to the SEC on August 13, 2018.

(bb) Second Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 4.3 to Seaspan Corporation’s Form 6-K, furnished to the SEC on September 4, 2018.

(cc) Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 1.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 14, 2019.

(dd) Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 17, 2019.

(ee) Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.10 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 17, 2019.

(ff) Registration Rights Agreement, dated January 15, 2019, by and among Seaspan Corporation, the guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.12 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 17, 2019.

(gg) Credit Agreement, dated May 15, 2019, by and among, inter alia, Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, and Citibank, N.A., as administrative agent, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on May 16, 2019.

(hh) Intercreditor and Proceeds Agreement, dated May 15, 2019, by and among Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as primary guarantor, certain subsidiaries guarantors from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association and Citibank, N.A., previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, furnished to the SEC on May 16, 2019.

(ii) Eleventh Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.11 to Seaspan Corporation’s Form 6-K, furnished to the SEC on August 23, 2019).

(jj) Twelfth Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.12 to Seaspan Corporation’s Form 6-K, furnished to the SEC on August 23, 2019.

(kk) Agreement and Plan of Merger, dated November 20, 2019, by and among Seaspan Corporation, Atlas Corp. and Seaspan Holdco V Ltd., previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on November 22, 2019.

(ll) Acquisition Agreement, dated November 20, 2019, by and among the sellers party thereto, Apple Bidco Limited, Seaspan Corporation, Atlas Corp. and Fairfax Financial Holdings Limited, as the seller representative, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, furnished to the SEC on November 22, 2019.

(mm) Amendment No. 1 to the Agreement and Plan of Merger, dated December 31, 2019, by and among Seaspan Corporation, Atlas Corp. and Seaspan Holdco V Ltd., previously filed as Exhibit 2.2 to Atlas Corp.’s Amendment No. 1 to Registration Statement on Form 4-F, filed with the SEC on December 31, 2019.

(nn) Thirteenth Supplemental Indenture, dated January 13, 2020, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.13 to Seaspan’s Form 6-K, furnished to the SEC on January 14, 2020.

(oo) Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on February 10, 2020.

(pp) Amendment and Waiver to Acquisition Agreement, dated February 21, 2020, by and among Apple Bidco Limited, Atlas Corp., Fairfax Financial Holdings Limited, in its capacity as the “Seller Representative”, and the other Parties listed on the signature pages attached hereto, previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, furnished to the SEC on February 26, 2020.

(qq) Fourteenth Supplemental Indenture, dated February 28, 2020, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.14 to Atlas’ Form 6-K, furnished to the SEC on March 10, 2020.

(rr) Credit Agreement, dated February 28, 2020, by and among, inter alia, APR Energy, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, previously filed as Exhibit 4.44 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

(ss) Intercreditor and Proceeds Agreement, dated February 28, 2020, by and among APR Energy, LLC, as borrower, certain affiliates of the borrower from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association and Citibank, N.A., previously filed as Exhibit 4.45 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

(tt) APR Guaranty, dated February 28, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, previously filed as Exhibit 4.46 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

(uu) Registration Rights Agreement, dated February 28, 2020, by and among Atlas Corp. and the investors specified therein, previously filed as Exhibit 4.47 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

(vv) Credit Agreement, dated March 6, 2020, by and among, inter alia, APR Energy, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, previously filed as Exhibit 4.48 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

(ww) APR Guaranty, dated March 6, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, previously filed as Exhibit 4.49 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

(xx) Amendment Side Letter to Credit Agreement, dated as of March 19, 2020, by and among APR Energy, LLC, as Borrower, Atlas Corp., as Parent Guarantor, and Citibank, N.A., as Administrative Agent, previously filed as Exhibit 4.50 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

(yy) Agreement and Amendment No. 2 to Acquisition Agreement, dated June 30, 2020, by and among Apple Bidco Limited, Atlas Corp., each shareholder listed on the signature pages thereto, and Fairfax Financial Holdings Limited, in its capacity as the Seller Representative, previously filed as Exhibit 10.1 to Atlas’s Form 6-K, furnished to the SEC on August 13, 2020.

(zz) Third Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of July 15, 2020, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 10.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on November 10, 2020.

(aaa) Indenture, dated as of December 21, 2020, by and among Atlas Corp., Seaspan Corporation and The Bank of New York Mellon, as Trustee (including form of 3.75% Exchangeable Senior Notes due 2025), previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on December 23, 2020.

(bbb) Registration Rights Agreement, dated December 21, 2020, by and among Atlas Corp., Seaspan Corporation and BofA Securities, Inc. and BMO Capital Markets Corp., as representatives of the Initial Purchasers, previously filed as Exhibit 4.2 to Atlas Corp.’s Form 6-K, furnished to the SEC on December 23, 2020.

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

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of our shares by vote or value) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We believe that we and our non-U.S. corporate subsidiaries will be treated as CFCs in 2021 as a result of the total direct, indirect, and constructive ownership of us by 10% CFC Shareholders. It is unclear whether we would be treated as a CFC in future years.

CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). U.S. persons who own or may obtain a substantial interest in us should consult their tax advisors with respect to the implications of being treated as a CFC Shareholder and the effect of changes to the rules governing CFC Shareholders made by the legislation commonly known as the “Tax Cuts and Jobs Act.”

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

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes (a “QEF Election”) would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our shares.  A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

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

Medicare Tax on Unearned Income

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our shares. Non-Corporate U.S. Holders should consult their  advisors regarding the effect, if any, of this tax on their ownership and disposition of our shares.

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

Material U.K. tax Considerations

The following discussion is a summary of the material U.K. tax considerations under current U.K. tax law and HM Revenue & Customs (“HMRC”) published practice applying as at the date of this Annual report (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of Atlas shares by non-U.K. tax resident holders of Atlas shares. It does not constitute legal or tax advice to any particular shareholder and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of shares, or all of the circumstances in which holders of Atlas shares may benefit from an exemption or relief from U.K. taxation. It is understood that Atlas does not (and will not) derive 75% or more of its qualifying asset value from U.K. land, and that, Atlas is solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. corporation tax regime.

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

We are exposed to market risk from changes in interest rates and foreign currency fluctuations.  We use interest rate swaps to manage interest rate price risks. We enter into capped call transactions to manage exposures to changes in the price of our common shares. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2020, our variable-rate credit facilities totaled $2.7 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $0.9 billion.  These interest rate swaps have a fair value of $63.0 million in the counterparties’ favor.

The tables below provide information about our financial instruments at December 31, 2020 that are sensitive to changes in interest rates.  Please see note 12– “Long term debt”, note 13 – “Operating lease liabilities” and note 14 – “Other financing arrangements” to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In Millions of USD	2021	2022	2023	2024	2025	Thereafter
Credit facilities(1)	$324.0	$567.2	$425.4	$1,114.3	$212.7	$83.3
Vessel operating leases(2)	142.8	140.0	142.9	147.0	125.7	218.6
Sale-leaseback facilities(3)	64.6	64.6	64.6	64.6	57.4	563.7

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)	Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates.
(3)

Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of December 31, 2020, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of December 31, 2020 (in millions of US dollars)	Maximum Notional Amount(1) (in millions of US dollars)	Effective Date	Ending Date
5.4200%	$302.3	$302.3	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
0.7800%	125.0	125.0	March 23, 2020	March 23, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
5.6000%	93.6	93.6	June 23, 2010	December 23, 2021	(2)
1.4900%	29.4	29.4	February 4, 2020	December 30, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of December 31, 2020, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of December 31, 2020. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

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

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), management of Atlas has evaluated, with the participation of each of Atlas’s chief executive officer and chief financial officer, the effectiveness of Atlas’s disclosure controls and procedures as of the end of the period covered by this Annual Report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each Atlas was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, the chief executive officer and chief financial officer of each of Atlas have concluded that, as of December 31, 2020, the end of the period covered by this Annual Report, Atlas’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The management of Atlas is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, the chief executive officer and chief financial officer of each of Atlas and effected by their respective board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management evaluated the effectiveness of Atlas’s internal control over financial reporting as of December 31, 2020 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that Atlas’s internal control over financial reporting was effective as of December 31, 2020. The assessment did not include the internal controls over financial reporting related to APR Energy which was acquired by Atlas on February 28, 2020. APR Energy represented $829.9 million of Atlas’s total assets as of December 31, 2020, and $198.3 million of the Company’s revenues for the year ended December 31, 2020.

The effectiveness of Atlas’s internal controls over financial reporting as of December 31, 2020 has been audited by KPMG LLP, the independent registered public accounting firm that audited Atlas’s December 31, 2020 consolidated annual financial statements, as stated in their report which is included in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of the chief executive officer and chief financial officer of Atlas, whether any changes in Atlas’s internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, Atlas’s internal control over financial reporting.

Except for the acquisition of APR Energy, there was no change to Atlas’s internal control over financial reporting that occurred during the last fiscal year that has materially affected, or is reasonably likely to materially affect, Atlas’s control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The board of directors has determined that Nicholas Pitts-Tucker qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

We have adopted a Standards of Business Conduct and Ethics for all employees and directors.  This document is available under “Corporate Governance” in the Investor Relations section of our website (www.atlascorporation.com). We also intend to disclose any waivers to or amendments of our Code of Business Conduct and Ethics for the benefit of our directors and executive officers on our website.  We will provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request of a shareholder.  Please contact our Chief Financial Officer for any such request at 23 Berkeley Square, London, Fax Line: +44 843 320 5270.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2020 was KPMG LLP, Chartered Professional Accountants.

In 2020 and 2019, the fees billed and accrued to us by the accountants for services rendered were as follows:

	2020	2019
Audit Fees	$3.4	$1.0
Tax Fees	2.4	1.4
	$5.8	$2.4

Audit Fees

Audit fees for 2020 include fees related to our annual audit, quarterly reviews, and accounting consultations.  The 2020 fees also include audit related fees for various registration statements and securities offerings.  The fees for 2020 include the audits for various APR Energy subsidiaries and the audit of the purchase price allocation for the acquisition of APR Energy.

Audit fees for 2019 include fees related to our annual audit, quarterly reviews and accounting consultations and audit related fees that relate to various registration statements.

Tax Fees

Tax fees for 2020 and 2019 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.  The fees for 2020 include tax compliance and advisory related to APR Energy.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees.  Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.  The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2020 and 2019.

Other Fees

None.

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

The following financial statements, together with the reports of KPMG LLP, Chartered Professional Accountants thereon, are filed as part of this Annual Report:

ATLAS CORP.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description

1.1

Amended and Restated Articles of Incorporation of Atlas Corp. (incorporated herein by reference to Exhibit 3.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

1.2*	Second Amended and Restated Bylaws of Atlas Corp.

1.3

Statement of Designation of the 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D of Atlas Corp., dated February 27, 2020 (incorporated herein by reference to Exhibit 3.3 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

1.4

Statement of Designation of the 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E of Atlas Corp., dated February 27, 2020 (incorporated herein by reference to Exhibit 3.4 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

1.5

Statement of Designation of the 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G of Atlas Corp., dated February 27, 2020 (incorporated herein by reference to Exhibit 3.5 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

1.6

Statement of Designation of the 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H of Atlas Corp., dated February 27, 2020 (incorporated herein by reference to Exhibit 3.6 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

1.7

Statement of Designation of the Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares—Series I of Atlas Corp, dated February 27, 2020 (incorporated herein by reference to Exhibit 3.7 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

1.8	Specimen of Share Certificate of Atlas Corp. (incorporated herein by reference to Exhibit 4.1 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

1.9

Specimen of Share Certificate of 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D of Atlas Corp. (incorporated herein by reference to Exhibit 4.2 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

2.0

Specimen of Share Certificate of 8.25% Cumulative Redeemable Perpetual Preferred Shares—Series E of Atlas Corp. (incorporated herein by reference to Exhibit 4.3 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

2.1

Specimen of Share Certificate of 8.20% Cumulative Redeemable Perpetual Preferred Shares—Series G of Atlas Corp. (incorporated herein by reference to Exhibit 4.4 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

2.2

Specimen of Share Certificate of 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H of Atlas Corp. (incorporated herein by reference to Exhibit 4.5 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

2.3

Specimen of Share Certificate of Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares—Series I of Atlas Corp (incorporated herein by reference to Exhibit 4.6 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

2.4

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.4 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020).

4.1	Form of Indemnification Agreement between Atlas Corp. and its directors and officers (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020).

Exhibit Number	Description

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

Exhibit Number	Description

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

4.23

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

4.25

Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

4.26

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

Exhibit Number	Description

4.28

Second Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.3 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on September 4, 2018).

4.29

Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 14, 2019).

4.30

Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

4.31

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

4.34

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

4.36

Twelfth Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.12 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 23, 2019).

4.37

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

4.38

Thirteenth Supplemental Indenture, dated as of January 13, 2020, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.13 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 14, 2020).

Exhibit Number	Description

4.39

Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on February 10, 2020).

4.40

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

4.41

Atlas Corp. Stock Incentive Plan, as amended and restated on February 27, 2020 (incorporated herein by reference to Exhibit 4.7 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

4.42

Fourteenth Supplemental Indenture, dated as of February 28, 2020, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.14 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on March 10, 2020).

4.43

Credit Agreement, dated as of February 28, 2020, by and among APR Energy, LLC, as Borrower, Citibank, N.A., as Administrative Agent, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank N.A., Export Development Canada, Bank of Montreal, Chicago Branch and Toronto-Dominion Bank, as Mandated Lead Arrangers, and the several lenders from time to time party thereto (incorporated herein by reference to Exhibit 4.44 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.44

Intercreditor and Proceeds Agreement, dated as of February 28, 2020, by and among APR Energy, LLC, as Borrower, certain affiliates of APR Energy, LLC from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 4.45 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.45

APR Guaranty, dated February 28, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee (incorporated herein by reference to Exhibit 4.46 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.46

Registration Rights Agreement, dated February 28, 2020, by and among Atlas Corp. and the investors specified therein (incorporated herein by reference to Exhibit 4.47 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.47

Credit Agreement, dated as of March 6, 2020, by and among APR Energy, LLC, as Borrower, Citibank, N.A., as Administrative Agent, Citigroup Global Markets Inc., as Sole Structuring Agent, Citibank N.A., as Mandated Lead Arrangers, and the several lenders from time to time party thereto (incorporated herein by reference to Exhibit 4.48 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.48

APR Guaranty, dated March 6, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee (incorporated herein by reference to Exhibit 4.49 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.49

Amendment Side Letter to Credit Agreement, dated as of March 19, 2020, by and among APR Energy, LLC, as Borrower, Atlas Corp., as Parent Guarantor, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 4.50 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.50

Agreement and Amendment No. 2 to Acquisition Agreement, dated June 30, 2020, by and among Apple Bidco Limited, Atlas Corp., each shareholder listed on the signature pages thereto, and Fairfax Financial Holdings Limited, in its capacity as the Seller Representative (incorporated herein by reference to Exhibit Exhibit 10.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on August 13, 2020).

Exhibit Number	Description

4.51

Third Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 10.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on November 10, 2020).

4.52

Indenture, dated as of December 21, 2020, by and among Atlas Corp., Seaspan Corporation and The Bank of New York Mellon, as Trustee (including form of 3.75% Exchangeable Senior Notes due 2025) (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on December 23, 2020).

4.53

Registration Rights Agreement, dated December 21, 2020, by and among Atlas Corp., Seaspan Corporation and BofA Securities, Inc. and BMO Capital Markets Corp., as representatives of the Initial Purchasers (incorporated herein by reference to Exhibit 4.2 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on December 23, 2020).

8.1*	Subsidiaries of Atlas Corp.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Atlas Corp.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Atlas Corp.’s Chief Financial Officer.

13.1*	Atlas Corp. Certification of Bing Chen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Atlas Corp. Certification of Graham Talbot, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP, relating to the Company Financial Statements

101	The following financial information from Atlas Corp.’s Report on Form 20-F for the year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL):
(a) Consolidated Balance Sheets as of December 31, 2020 and December 31, 2019;
(b) Consolidated Statements of Operations for each of the years in the three-year period ended December 31, 2020;
(c) Consolidated Statements of Shareholder’s Equity for each of the years in the two-year ended December 31, 2020;
(d) Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2020 ;
(e) Notes to the Consolidated Financial Statements

*	Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Atlas Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Atlas Corp. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, puttable preferred shares and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2017-04, “Simplifying the Test for Goodwill Impairment”, which eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the implied goodwill impairment and effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” which changed its accounting for leases. Our opinion is not modified with respect to these matters.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment for vessels

As discussed in Note 2(f) to the consolidated financial statements, the Company evaluates property, plant and equipment that are held for use for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the vessel is being used or in its physical condition, a current-period operating or cash flow loss combined with a history of operating or cash flow losses; or a projection or forecast that demonstrates continuing losses associated with the vessel’s use; or a general decline in the market value of a vessel.  The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values.  The Company did not identify any indicators of impairment related to the vessels for the year ended December 31, 2020.  As disclosed in Note 8 & 9 to the consolidated financial statements, the carrying value of the Company’s vessels, including right of use vessels, was $7,410.5 million as of December 31, 2020.

We identified the assessment of indicators of impairment for vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s determination of whether an indicator of impairment existed, based on the Company’s evaluation of the significant assumptions. Changes in these significant assumptions could have changed the Company’s conclusion that no indicators of impairment were identified.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for the identification and evaluation of indicators of impairment and underlying significant assumptions. We evaluated significant assumptions used in the Company’s evaluation by comparing current charter rates to existing customer contracts and estimates of future charter rates to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s anticipated future utilization rates and operating costs assumptions by comparing to the Company’s historical utilization rates and operating costs. For utilization rates, we also compared anticipated supply and demand conditions that would impact utilization to third party industry publications. We evaluated the Company’s assessment of current market values of vessels by comparing to recent vessel purchases and third-party industry publications.

Evaluation of the acquisition-date fair value of property, plant, and equipment assets

As discussed in Note 3 to the consolidated financial statements, the acquisition of Apple Bidco Limited included property, plant, and equipment assets, which were recorded at fair value as of the acquisition date. The acquisition-date fair value of the acquired property, plant, and equipment was $447.2 million. The Company engaged third-party specialists to assist in determining the acquisition-date fair value of the acquired property, plant, and equipment.

We identified the evaluation of the acquisition-date fair value of the acquired property, plant, and equipment assets as a critical audit matter. A high degree of subjectivity was involved in assessing certain significant inputs and assumptions used to determine the acquisition-date fair values. Significant inputs and assumptions included:

-	Replacement cost / market values of similar assets at the acquisition date based on external comparable sales data and recent purchases of comparable assets;

-	Economic useful lives, remaining useful lives and residual values; and
-	Operational status of the assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s acquisition-date valuation process. This included controls related to the determination of the significant inputs and assumptions used in the Company’s acquisition-date fair value of the acquired property, plant, and equipment assets. We assessed the economic useful lives, remaining useful lives and residual values by comparing to historical experience for similar assets of the acquired entity. For a selection of assets, we tested the historical cost, date of initial acquisition and remaining useful lives. For a selection of assets, we performed physical verification to observe the operational status of the assets and compared the fair values allocated to external comparable sales data and recent purchases of comparable assets. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

-	Evaluating the professional competency, experience and objectivity of the third-party specialists engaged by the Company;
-	Evaluating for selection of assets, the Company’s significant inputs and assumptions by;
o	Comparing the information used by the third-party specialist to supporting documentation, external information, industry sources and standards;
o	Comparing the useful lives and residual value utilized by the third-party specialist to industry standards and estimates; and
o	Performing independent market research to assess the estimates of fair values for assets which were valued based on comparable market data.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2000.

Vancouver, Canada

March 19, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Atlas Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Atlas Corp.’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with audited standards generally accepted in the United States of America, the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, puttable preferred shares and shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 19, 2021 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired APR Energy on February 28, 2020, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, APR Energy’s internal control over financial reporting associated with total assets of $829.9 million and total revenues of $198.3 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of APR Energy.

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

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 19, 2021

ATLAS CORP.

Consolidated Balance Sheets

(Expressed in millions of United States dollars, except number of shares and par value amounts)

December 31, 2020 and 2019

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$304.3	$195.0
Accounts receivable	75.9	18.7
Inventories	60.2	14.2
Prepaid expenses and other	33.9	17.6
Net investment in lease (note 7)	10.7	35.2
Acquisition related assets	99.3	—
	584.3	280.7

Property, plant and equipment (note 8)	6,974.7	5,707.7
Right-of-use asset (note 9)	841.2	957.2
Net investment in lease (note 7)	418.6	723.6
Goodwill (note 10)	75.3	75.3
Deferred tax assets (note 16)	19.3	—
Other assets (note 11)	375.7	172.5
	$9,289.1	$7,917.0
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 20(a))	$134.1	$83.4
Deferred revenue	28.2	20.3
Income tax payable (note 16)	110.4	—
Long-term debt - current (note 12)	332.1	363.7
Operating lease liabilities - current (note 13)	160.9	159.7
Other financing arrangements - current (note 14)	64.1	134.6
Other liabilities - current (note 15)	24.8	7.8
	854.6	769.5

Long-term debt (note 12)	3,234.0	2,696.9
Operating lease liabilities (note 13)	669.3	782.6
Other financing arrangements (note 14)	801.7	373.9
Derivative instruments (note 22(c))	63.0	50.2
Other liabilities (note 15)	40.9	11.2
Total liabilities	5,663.5	4,684.3

Shareholders’ equity:
Share capital (note 17):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2019 – 150,000,000); 33,335,570 shares issued and outstanding (2019 – 33,335,570)
Common shares; $0.01 par value; 400,000,000 shares authorized (2019 - 400,000,000); 246,277,338 shares issued and outstanding (2019 - 215,675,599); 727,351 shares held in treasury (2019 – 37,778)	2.4	2.1
Additional paid in capital	3,842.7	3,452.9
Deficit	(199.2)	(200.7)
Accumulated other comprehensive loss	(20.3)	(21.6)
	3,625.6	3,232.7
	$9,289.1	$7,917.0

Commitments and contingencies (note 21)

Subsequent events (note 23)

See accompanying notes to consolidated financial statements.

ATLAS CORP.

Consolidated Statements of Operations

(Expressed in millions of United States dollars, except per share amounts)

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Revenue (note 5)	$1,421.1	$1,131.5	$1,096.3
Operating expenses (income):
Operating expenses	274.8	229.8	219.3
Depreciation and amortization	353.9	254.3	245.8
General and administrative	65.4	33.1	31.6
Operating leases (note 13)	150.5	154.3	129.7
Goodwill impairment (note 10)	117.9	—	—
Income related to modification of time charters	—	(227.0)	—
	962.5	444.5	626.4
Operating earnings	458.6	687.0	469.9
Other expenses (income):
Interest expense	191.6	218.9	212.1
Interest income	(5.0)	(9.3)	(4.2)
Acquisition related gain on contract settlement	—	—	(2.4)
Loss (gain) on derivative instruments (note 22(c))	35.5	35.1	(15.5)
Equity income on investment	—	—	(1.2)
Other expenses	27.3	2.0	1.7
	249.4	246.7	190.5
Net earnings before income tax	209.2	440.3	279.4
Income tax expense	16.6	1.2	0.6
Net earnings	$192.6	$439.1	$278.8
Earnings per share (note 18):
Class A common share, basic	$0.52	$1.72	$1.34
Class A common share, diluted	$0.50	$1.67	$1.31

See accompanying notes to consolidated financial statements.

ATLAS CORP.

Consolidated Statements of Comprehensive Income

(Expressed in millions of United States dollars)

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Net earnings	$192.6	$439.1	$278.8
Other comprehensive income:
Amounts reclassified to net earnings during the year relating to cash flow hedging instruments (note 22(c))	1.3	1.0	1.1
Comprehensive income	$193.9	$440.1	$279.9

See accompanying notes to consolidated financial statements.

ATLAS CORP.

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Years ended December 31, 2020, 2019 and 2018

				Number of
	Series D puttable		Number of	non-puttable		Non-puttable	Additional		Accumulated other	Total
	preferred shares		common	preferred	Common	preferred	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2017	—	$—	131,664,101	32,872,706	$0.9	$0.3	$2,753.0	$(781.1)	$(23.7)	$1,949.4
Net earnings	—	—	—	—	—	—	—	278.8	—	278.8
Other comprehensive income	—	—	—	—	—	—	—	—	1.1	1.1
Class A common shares issued	—	—	2,514,996	—	—	—	13.9	—	—	13.9
Series D Preferred shares issued	1,986,449	46.7	—	—	—	—	—	—	—	—
Series I Preferred shares issued	—	—	—	6,000,000	—	0.1	149.9	—	—	150.0
Warrants issued	—	—	—	—	—	—	67.5	—	—	67.5
Exercise of warrants	—	—	38,461,539	—	0.5	—	328.2	—	—	328.7
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	(74.3)	—	—	(74.3)
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	—	—	(72.7)	—	(72.7)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series F - $1.77 per share; Series G - $2.05 per share; Series H - $1.97 per share; Series I - $0.23 per share)	—	—	—	—	—	—	—	(68.7)	—	(68.7)
Accretion of preferred shares with holder put options	—	1.4	—	—	—	—	—	(1.5)	—	(1.5)
Redemption of Series F preferred shares	—	—	—	(5,600,000)	—	(0.1)	(139.9)	—	—	(140.0)
Shares issued through dividend reinvestment program	—	—	2,986,159	—	—	—	22.8	—	—	22.8
Share-based compensation expense	—	—	325,221	—	—	—	3.1	—	—	3.1
Other share-based compensation	—	—	890,927	—	—	—	2.3	(0.4)	—	1.9
Treasury shares	—	—	(7,106)	—	—	—	—	—	—	—
Balance, December 31, 2018	1,986,449	$48.1	176,835,837	33,272,706	$1.4	$0.3	$3,126.5	$(645.6)	$(22.6)	$2,460.0

See accompanying notes to consolidated financial statements.

ATLAS CORP.

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Years ended December 31, 2020, 2019 and 2018

				Number of
	Series D puttable		Number of	non-puttable		Non-puttable	Additional		Accumulated other	Total
	preferred shares		common	preferred	Common	preferred	paid-in		comprehensive	shareholders’
	Shares	Amount	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2018	1,986,449	$48.1	176,835,837	33,272,706	$1.4	$0.3	$3,126.5	$(645.6)	$(22.6)	$2,460.0
Impact of accounting policy change	—	—	—	—	—	—	—	181.1	—	181.1
Adjusted balance, December 31, 2018	1,986,449	48.1	176,835,837	33,272,706	1.4	0.3	3,126.5	(464.5)	(22.6)	2,641.1
Net earnings	—	—	—	—	—	—	—	439.1	—	439.1
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Exercise of puttable preferred shares	(1,923,585)	(47.7)	—	—	—	—	—	—	—	—
Cancellation of put option on puttable preferred shares	(62,864)	(1.6)	—	62,864	—	—	1.6	—	—	1.6
Exercise of warrants	—	—	38,461,539	—	0.4	—	321.2	—	—	321.6
Fees and expenses in connection with issuance of Fairfax warrants	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	—	—	(103.0)	—	(103.0)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series G - $2.05 per share; Series H - $1.97 per share; Series I - $2.00 per share)	—	—	—	—	—	—	—	(70.4)	—	(70.4)
Accretion of preferred shares with holder put option	—	1.2	—	—	—	—	—	(1.2)	—	(1.2)
Shares issued through dividend reinvestment program	—	—	122,148	—	—	—	1.2	—	—	1.2
Share-based compensation expense	—	—	257,799	—	—	—	2.6	(0.7)	—	1.9
Treasury shares	—	—	(1,724)	—	—	—	—	—	—	—
Balance, December 31, 2019	—	$—	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7

See accompanying notes to consolidated financial statements.

ATLAS CORP.

Consolidated Statements of Puttable Preferred Shares and Shareholders’ Equity (Continued)

(Expressed in millions of United States dollars, except number of shares and per share amounts)

Years ended December 31, 2020, 2019 and 2018

	Number of	Number of non-puttable		Non-puttable	Additional		Accumulated other	Total
	common	preferred	Common	preferred	paid-in		comprehensive	shareholders’
	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2019, carried forward	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change (note 2(u))	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(203.0)	$(21.6)	$3,230.4
Net earnings	—	—	—	—	—	192.6	—	192.6
Other comprehensive income	—	—	—	—	—	—	1.3	1.3
Common shares issued on acquisition (note 3)	29,891,266	—	0.2	—	316.6	—	—	316.8
Unissued acquisition related equity consideration (note 3)	—	—	—	—	80.8	—	—	80.8
Cancellation of unissued acquisition related equity consideration (note 3)	—	—	—	—	(1.3)	—	—	(1.3)
Issuance of common shares from unissued acquisition related equity consideration (note 3)	318,637	—	—	—	—	—	—	—
Return of common shares to unissued acquisition related equity consideration (note 3)	(727,351)	—	—	—	—	—	—	—
Cancellation of common shares issued on acquisition (note 3)	(1,122,290)	—	—	—	(12.5)	—	—	(12.5)
Common shares issued on loan settlement	775,139	—	0.1	—	8.2	—	—	8.3
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	(120.7)	—	(120.7)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series G - $2.05 per share; Series H - $1.97 per share; Series I - $2.00 per share)	—	—	—	—	—	(67.1)	—	(67.1)
Shares issued through dividend reinvestment program	30,007	—	—	—	0.3	(0.3)	—	—
Share-based compensation expense	1,398,553	—	—	—	7.1	(0.7)	—	6.4
Treasury shares	37,778	—	—	—	—	—	—	—
Equity component on issuance of Exchangeable Notes, net of issuance costs (note 12(f))	—	—	—	—	6.1	—	—	6.1
Premium paid on capped call (note 12(f))	—	—	—	—	(15.5)	—	—	(15.5)
Balance, December 31, 2020	246,277,338	33,335,570	$2.1	$0.3	$3,842.7	$(199.2)	$(20.3)	$3,625.6

See accompanying notes to consolidated financial statement.

ATLAS CORP.

Consolidated Statements of Cash Flows

(Expressed in millions of United States dollars)

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Cash from (used in):
Operating activities:
Net earnings	$192.6	$439.1	$278.8
Items not involving cash:
Depreciation and amortization	353.9	254.3	245.8
Impairment	117.9	—	—
Change in right-of-use asset	120.1	111.8	—
Non-cash interest expense and accretion	40.5	38.4	20.2
Deferred gain on sale-leasebacks	—	—	(23.6)
Unrealized change in derivative instruments	12.9	(20.0)	(57.4)
Amortization of acquired revenue contracts	16.9	13.8	8.1
Other	6.1	1.5	(0.5)
Change in other operating assets and liabilities (note 20(b))	(166.7)	(55.9)	53.7
Cash from operating activities	694.2	783.0	525.1

Investing activities:
Expenditures for property, plant and equipment	(783.5)	(332.5)	(319.2)
Short-term investments	—	2.5	(2.4)
Prepayment on vessel purchase	(82.2)	(13.0)	—
Payment on settlement of interest swap agreements	(21.8)	(126.8)	(41.3)
Cash and restricted cash acquired from APR Energy acquisition	50.6	—	—
Acquisition of GCI	—	—	(333.6)
Cash acquired from GCI acquisition	—	—	70.1
Loss on cash repatriation	(18.7)	—	—
Receipt from contingent consideration asset	11.1	—	—
Other assets	(15.4)	(5.8)	(1.0)
Cash used in investing activities	(859.9)	(475.6)	(627.4)

Financing activities:
Repayments of long-term debt and other financing arrangements	(1,122.2)	(1,961.9)	(535.3)
Issuance of long-term debt and other financing arrangements	1,383.5	1,227.3	372.6
Issuance of Exchangeable Notes	201.3	—	—
Purchase of capped call	(15.5)	—	—
Preferred shares issued, net of issuance costs	—	—	144.4
Notes and warrants issued	100.0	250.0	250.0
Proceeds from exercise of warrants	—	250.0	250.0
Redemption of preferred shares	—	(47.7)	(143.4)
Financing fees	(49.1)	(27.0)	(16.1)
Dividends on common shares	(120.0)	(101.8)	(49.9)
Dividends on preferred shares	(67.1)	(70.4)	(65.8)
Cash from (used in) financing activities	310.9	(481.5)	206.5
Increase (decrease) in cash and cash equivalents	145.2	(174.1)	104.2
Cash and cash equivalents and restricted cash, beginning of year	197.3	371.4	267.2
Cash and cash equivalents and restricted cash, end of year	$342.5	$197.3	$371.4
Supplemental cash flow information (note 20(b))

See accompanying notes to consolidated financial statements.

ATLAS CORP.

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

1.      General:

Atlas Corp. (the “Company” or “Atlas”) owns, leases and operates a fleet of containerships and power generation assets through its containership leasing and mobile power generation segments, respectively. It is a Republic of the Marshall Islands corporation incorporated on October 1, 2019 for the purpose of facilitating the Reorganization (as defined below).

On November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger with the Company, then a wholly owned subsidiary of Seaspan, and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan would become a direct, wholly owned subsidiary of Atlas (the “Reorganization”).

On February 27, 2020, the Reorganization was completed. Common and preferred shareholders of Seaspan (the predecessor publicly held parent company) became common and preferred shareholders of Atlas, as applicable, on a one-for-one basis, maintaining the same number of shares and ownership percentage held in Seaspan immediately prior to the Reorganization.  Atlas assumed all of Seaspan’s share purchase warrants and equity plans and will perform all relevant obligations.

Atlas common shares trade on the New York Stock Exchange under the ticker symbol “ATCO”.

On February 28, 2020, after the Reorganization, Atlas completed the acquisition of all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy Limited (collectively “APR Energy”) (see note 3).

The outbreak of COVID-19, which was declared a pandemic by the World Health Organization, has had a negative effect on the global economy and has adversely impacted the industries that Atlas operates in. In the containership industry, there were significant improvements in charter rates and reductions in idle capacity in the latter half of the year, signaling recovery. In the power generation industry, while COVID-19 continues to impact developing countries, which reduces general power demand in some areas, it has not materially impacted the Company's ability to execute contracts in the peaking power and emergency power segments of the market in which the it operates. However, the situation continues to evolve and the impact of the pandemic on both industries remain unpredictable. As a result, this increases the uncertainties and the degree of judgment associated with many of the Company’s estimates and assumptions. As events develop and additional information becomes available, the Company’s estimates may change in future periods.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

2.       Significant accounting policies:

(a)	Basis of preparation:

The Reorganization was accounted for as a transaction among entities under common control under the pooling of interest method and represented a change in reporting entity whereby the financial information of Seaspan prior to the Reorganization was assumed by Atlas on a carry-over basis. Accordingly, the accompanying consolidated financial statements represent the consolidated historical operations and changes in consolidated financial position of Seaspan, which included the Company as a consolidated subsidiary from its incorporation on October 1, 2019 to February 27, 2020 and those of the Company thereafter, following the Reorganization.

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

The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 14.

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
(d)	Cash equivalents:

Cash equivalents include highly liquid securities with terms to maturity of three months or less when acquired.
(e)	Inventories:

Inventories consist primarily of spare parts and consumables. Inventories are stated at the lower of cost or net realizable value. Inventory cost is primarily determined using average or weighted average cost method, depending on the nature of the inventory.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete, disposal and transportation.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

2.	Significant accounting policies (continued):
(f)	Property, plant and equipment:

Vessels

Except as described below, vessels are recorded at their cost, which consists of the purchase price, acquisition and delivery costs, less accumulated depreciation.

Vessels purchased from Seaspan’s predecessor upon completion of Seaspan’s initial public offering in 2005 were initially recorded at the predecessor’s carrying value.

Depreciation is calculated on a straight-line basis over the estimated useful life of each vessel, which is 30 years from the date of completion. The Company calculates depreciation based on the estimated remaining useful life and the expected salvage value of the vessel.

Power generating equipment

Power generating equipment are recorded at their costs, which represent its original cost at the time of purchase, less accumulated depreciation. Costs incurred to mobilize and install power-generating equipment pursuant to a contract for the provision of power generation services are recorded in property, plant and equipment and are depreciated on a straight-line basis over the non-cancellable lease term to which the power generating equipment relates.

A summary of the useful lives used for calculating depreciation and amortization is as follows:

Turbines	25 years
Generators	15 years
Transformers	15 years

Property, plant and equipment that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Such evaluations include the comparison of current and anticipated operating cash flows, assessment of future operations and other relevant factors. If the carrying amount of the property, plant and equipment exceeds the estimated net undiscounted future cash flows expected to be generated over the asset’s remaining useful life, the carrying amount of the asset is reduced to its estimated fair value.
(g)	Vessel dry-dock activities:

Classification society rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company generally dry-docks its vessels once every five years. Dry-docking activities include the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company uses the deferral method of accounting for dry-dock activities whereby capital costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.
(h)	Business combinations:

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

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

2.	Significant accounting policies (continued):
(i)	Goodwill:

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
(j)	Asset retirement obligations:

The Company records a provision and a corresponding long-lived asset for asset retirement obligations (“ARO”) when there is a legal obligation associated with the retirement of long-lived assets and the fair value of the liability can be reasonably estimated. The fair value of the ARO is measured using expected future cash flows discounted at the Company’s credit-adjusted risk-free interest rate. The liability is accreted up to the cost of retirement through interest expense over the non-cancellable lease term. The long-lived asset is depreciated straight-line over the same period. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability.
(k)	Deferred financing fees:

Deferred financing fees represent the unamortized costs incurred on issuance of the Company’s credit facilities and other financing arrangements and are presented as a direct deduction from the related debt liability when available. Amortization of deferred financing fees on credit facilities is provided on the effective interest rate method over the term of the facility based on amounts available under the facilities. Amortization of deferred financing fees on other financing arrangements is provided on the effective interest rate method over the term of the underlying obligation. Amortization of deferred financing fees is recorded as interest expense.
(l)	Revenue:

Containership leasing revenue

The Company derives revenue from the charter of its containership vessels. Each charter agreement is evaluated and classified as an operating lease or financing lease based on the lease term, fair value associated with the lease and any purchase options or obligations. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

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

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

2.	Significant accounting policies (continued):
(l)	Revenue (continued):

Containership leasing revenue (continued):

For charters that are classified as direct financing leases and sales-type leases, the present value of minimum lease payments and any unguaranteed residual value are recognized as net investment in lease. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit specific to each lease, represents the price, from which the carrying value of the vessel and any initial direct costs are deducted in order to determine the selling profit or loss.

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

Power generation revenue

The Company also derives revenue from lease and service contracts that provide customers with comprehensive power generation services that include leasing of the power generation equipment, installation and dismantling services, operations and maintenance of the power generating equipment (“O&M”), operations monitoring and logistical support.

The Company earns a fixed portion of revenue on these contracts by providing megawatt capacity to its customers. Each power equipment lease contract may, depending on its terms, contain a lease component, a non-lease component or both. Lease classification is determined on a contract-specific basis. Total consideration in contracts that include a lease component associated with the use of the power-generation equipment and a non-lease component related to O&M is allocated between the lease and non-lease components based on their relative standalone selling prices. For arrangements where the timing and pattern of transfer to the lessee is consistent between the lease and non-lease components and the lease component, if accounted for separately, would be classified as an operating lease, the Company has elected to treat the components as a single lease component. Revenue is recognized over the period in which the equipment is available to the customer for use and service is provided to the customer.

Certain contracts provide for mobilization and decommissioning payments. Mobilization revenue received up front is deferred and recognized as revenue on a straight-line basis over the term of the contract.  Decommissioning revenue is recognized ratably over the term of the contract, as it is earned.
(m)	Leases:

Leases classified as operating leases, where the Company is the lessee, are recorded as lease liabilities based on the present value of minimum lease payments over the lease term, discounted using the lessor’s rate implicit in the lease for each individual lease arrangement or the Company’s incremental borrowing rate, if the lessor’s implicit rate is not readily determinable. The lease term includes all periods covered by renewal and termination options where the Company is reasonably certain to exercise the renewal options or not to exercise the termination options. Corresponding right-of-use assets are recognized consisting of the lease liabilities, initial direct costs and any lease incentive payments.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

2.	Significant accounting policies (continued)
(m)	Leases (continued):

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

Transactions are accounted for as sale-leaseback transactions when control of the asset is transferred. For sale-leaseback transactions, where the Company is the seller-lessee, any gains or losses on sale are recognized upon transfer.
(n)	Derivative financial instruments:

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
(o)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of operations.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

2.	Significant accounting policies (continued)
(p)	Share-based compensation:

The Company grants phantom share units, restricted shares, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Compensation cost is measured at the grant date fair values as follows:

•	Restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s common shares on the date of the grant.
•	Stock options are measured at fair value using the Black-Scholes model.

The fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur.
(q)	Fair value measurement:

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

•	Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•	Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
(r)	Earnings per share:

The treasury stock method is used to compute the dilutive effect of the Company’s share-based compensation awards, warrants and convertible instruments, where the presumption of share settlement has been overcome. Under this method, the incremental number of shares used in computing diluted earnings per share (“EPS”) is the difference between the number of shares assumed issued and purchased using assumed proceeds.

The if-converted method is used to compute the dilutive effect of the Company’s convertible instruments where the presumption of share settlement has not been overcome. Under the if-converted method, the instruments are assumed to have been converted at the share price applicable at the end of the period, if dilutive.

Contingently issuable shares are included in diluted EPS as of the beginning of the period, if contingencies are satisfied by the end of the period. If contingencies have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS is based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period, if the result is dilutive.

The cumulative dividends applicable to the Series D, E, G, H and I preferred shares reduce the earnings available to common shareholders, even if not declared.
(s)	Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the:

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

2.	Significant accounting policies (continued):
(s)	Use of estimates (continued):
•	reported amounts of assets and liabilities,
•	disclosure of contingent assets and liabilities at the balance sheet dates; and
•	reported amounts of revenue and expenses during the reporting fiscal periods.

Areas where accounting judgments and estimates are significant to the Company and where actual results could differ from those estimates, include, but are not limited to the:

•	assessment of going concern;
•	assessment of property, plant and equipment useful lives;
•	expected salvage values;
•	recoverability of the carrying value of property, plant and equipment and intangible assets with finite lives which are subject to future market events;
•	carrying value of goodwill;
•	fair values of assets acquired and liabilities assumed from business combination;
•	fair value of asset retirement obligations; and
•	fair value of interest rate swaps, other derivative financial instruments and contingent consideration asset.
(t)	Comparative information:

Certain information has been reclassified to conform to the financial statement presentation adopted for the current year.

(u)       Recently adopted accounting pronouncement:

Leases

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases”, using the modified retrospective method, whereby a cumulative effect adjustment was made as of the date of initial application. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Accordingly, financial information and disclosures in the comparative period were not restated. It also elected to apply the package of practical expedients such that for any expired or existing leases, it did not reassess lease classification, initial direct costs or whether the relevant contracts are or contain leases. The Company did not use hindsight to reassess lease term for the determination of impairment of right-of-use assets.

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

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

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

The accounting for lessors is largely unchanged under ASU 2016-02. The Company evaluated its lessor arrangements and determined that the amounts recognized and the pattern of recognition remained substantially the same as existing guidance which was previously used.

Leases are classified as operating leases or financing leases based on the lease term and fair value associated with the lease. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.

Measurement of credit loss

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Loss on Financial Instruments”. ASU 2016-13 replaces the current incurred loss impairment methodology with the expected credit loss impairment model (“CECL”), which requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses over the life of the instrument instead of only when losses are incurred. This standard applies to financial assets measured at amortized cost basis and net investments in leases recognized by the lessor. Upon adoption, a cumulative effect adjustment of $2,293,000 was made to deficit as part of the modified retrospective transition approach.

Simplifying test for goodwill impairment

Effective January 1, 2020, the Company adopted ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the implied goodwill impairment. As a result of the adoption, the Company now calculates goodwill impairment as the amount by which the carrying value exceeds fair value of a reporting unit, not to exceed the carrying amount of goodwill.

(v)     Recent accounting pronouncements:

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact this guidance.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

2.    Significant accounting policies (continued):

      (w) Recent accounting pronouncements (continued):

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, which simplifies the accounting for convertible debt instruments by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted EPS is calculated related to certain instruments with conversion features, among other clarifications. The guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this guidance.

3.       Acquisition of Apple Bidco Limited

On February 28, 2020, the Company acquired 100.0% of the share capital of APR Energy from Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) and certain other minority shareholders (collectively, the “Sellers”). Fairfax held 67.8% of APR Energy’s common shares. APR Energy owns and operates a fleet of capital-intensive assets, including gas turbines and other power generation equipment, and provides power solutions to customers through various contracts. The financial results of APR Energy have been included in the Company’s consolidated financial statements from February 29, 2020, after the date of acquisition, and include revenue of $198,300,000 and net earnings of $4,000,000 from that date through December 31, 2020.

At closing, Atlas issued 29,891,266 common shares and reserved 6,664,270 common shares for future issuance (the “Holdback Shares”). The Holdback Shares are issuable over a period of 90 days to five years after the date of acquisition and are subject to settlement of purchase price adjustments, indemnification arrangements and other future compensable events. These arrangements may be settled, at the Sellers’ option, by either cancellation of Holdback Shares or cash. In the case of purchase price adjustments, and certain inventory mechanisms, if Holdback Shares are insufficient, Sellers may choose to compensate the Company in cash or cancel previously issued common shares. Any Holdback Shares that are not cancelled after the expiry of their respective holdback periods, will be issued to the Sellers, plus any accrued distributions or dividends.

The net purchase price of $287,700,000 comprises of the following. Adjustments have been made from what was originally reported as a result of settlement of purchase price adjustments:

	As originally reported	Adjustments	As adjusted
29,891,266 common shares issued (1)	$316.8	—	$316.8
6,664,270 Holdback Shares (1)	70.6	—	70.6
Less: Contingent consideration asset (2)	(41.5)	(53.7)	(95.2)
Less: Purchase price adjustment (3)	(52.5)	48.0	(4.5)
Net purchase price	$293.4	$(5.7)	$287.7

(1)	The fair value was determined based on the closing market price of common shares on February 28, 2020, the acquisition date.
(2)

Pursuant to the acquisition agreement, the Sellers are required to compensate the Company for losses on cash repatriation from a foreign jurisdiction related to specified contracts. Losses on cash repatriation is recognized in other expenses in the period incurred. Subsequently, Fairfax had agreed, subject to definitive documentation, to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items (note 11(d)).

(3)

During the year ended December 31, 2020, the Sellers forfeited their rights to receive 577,139 Holdback Shares and returned 1,849,641 previously issued common shares to the Company. Of this number, 1,122,290 shares were permanently forfeited as part of post-closing purchase price adjustments. The remaining 727,351 shares are held in reserve as treasury shares. The shares held in reserve will be issuable to the Sellers at a future date, subject to settlement of potential indemnified events. In addition, the Company agreed to issue 5-year warrants to purchase 5,000,000 common shares at an exercise price of $13.00 per share to Fairfax, subject to definitive documentation. As of December 31, 2020, the warrants were not yet issued. During the year ended December 31, 2020, 318,637 common shares were released from holdback and issued to the Sellers.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

3.       Acquisition of Apple Bidco Limited (continued):

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date. Adjustments have been made from what was previously reported as a result of settlement of purchase price adjustments and refinements of estimates.

	As originally reported	Adjustments	As adjusted
Cash and cash equivalents	$36.7	—	$36.7
Inventory	54.4	(13.5)	40.9
Acquisition related assets (1)	65.0	31.4	96.4
Accounts receivable (2)	41.4	7.7	49.1
Other current assets	7.9	1.2	9.1
Property, plant and equipment	597.3	(150.1)	447.2
Intangible assets	35.4	(8.0)	27.4
Deferred tax assets	23.5	(6.9)	16.6
Other assets	13.9	—	13.9
Goodwill	—	117.9	117.9
Total assets acquired	875.5	(20.3)	855.2
Accounts payable and accrued liabilities	91.3	1.2	92.5
Income tax payable	104.0	2.5	106.5
Other current liabilities	17.2	—	17.2
Long-term debt (including current and non-current portions) (3)	311.6	—	311.6
Deferred tax liabilities	7.0	(6.0)	1.0
Other long-term liabilities	51.0	(12.3)	38.7
Net assets acquired	$293.4	$(5.7)	$287.7

(1)

Consists of indemnification assets recognized on acquisition. The Sellers are required to indemnify the Company for certain legal and tax matters through cancellation of the Holdback Shares or in cash, at the Sellers’ option. For certain of these arrangements, if the Holdback Shares are insufficient, Fairfax may be required to compensate the Company in cash. The amount to be indemnified is subject to the aggregate losses incurred at settlement of these legal and tax matters. The amount recognized is equal to the liabilities accrued for such legal and tax matters, based on the Company’s best estimates. For certain other indemnification arrangements, Fairfax is required to compensate the Company in cash, without minority shareholders.

(2)	The gross contractual accounts receivables acquired is $57.0 million. The amount not expected to be collected is $7.9 million.
(3)	Concurrent with the acquisition, the Company refinanced the debt facilities acquired (note 12).

The carrying amounts of cash and cash equivalents, accounts receivable and other current assets (consisting of prepaid expenses), accounts payable and accrued liabilities, income taxes payable and other current liabilities approximate their fair values due to the short-term maturity of the instruments. The fair value of long-term debt and other assets are categorized within Level 2 of the fair value hierarchy and determined based on expected payments. The fair values of contingent consideration assets, inventory, property, plant and equipment, intangible assets and asset retirement obligation included in other long-term liabilities were categorized within Level 3 of the fair value hierarchy and were determined using relevant market assumptions, including comparable sales and cost data, discount rates and future cash flows.

As part of the acquisition, the Company recorded $117,900,000 of goodwill resulting from expected synergies in congruence with APR’s unique position in the power generation market, which is not deductible for tax purposes and has been assigned to the power generation segment.

During the year ended December 31, 2020, the Company recognized $1,498,000 of acquisition related costs that were included in general and administrative expense. Cost recognized in the fourth quarter of 2019 was $2,294,000.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

3.       Acquisition of Apple Bidco Limited (continued):

Pro forma financial information

The following table presents unaudited pro forma results for the year ended December 31, 2020 and 2019. The unaudited pro forma financial information combines the results of operations of the Company and APR Energy as though the acquisition had occurred as of January 1, 2019. The pro forma results contain adjustments that are directly attributable to the transaction, including depreciation of the fair value of property, plant and equipment, amortization of acquired intangible assets, and refinancing of debt. Additionally, pro forma net earnings were adjusted to exclude acquisition-related costs incurred.

	Year ended December 31,
Pro forma information	2020	2019
Revenue	$1,464.6	$1,452.9
Net earnings	179.3	454.4

4.       Segment reporting:

For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, containership leasing and mobile power generation. The Company’s containership leasing segment owns and operates a fleet of containerships which are chartered primarily pursuant to long-term, fixed-rate charters. The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers.

The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment. In the second quarter of 2020, in an effort to align the performance metrics of the Company's segments, the performance measure evaluated by the Company's chief operating decision makers for internal resource allocation and performance assessment was revised to be Adjusted EBITDA, which is computed as earnings before interest, taxes, depreciation and amortization, loss on derivative instruments, gain/loss on contingent consideration asset, gain/loss on sale, loss on foreign currency repatriation, impairment and other expenses.

The financial results of APR Energy have been included in the Company’s consolidated financial statements from February 29, 2020, after the date of acquisition. The following table includes the Company’s selected financial information by segment:

Year ended December 31, 2020	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,222.8	$198.3	$—	$1,421.1
Operating expense	243.4	31.4	—	274.8
Depreciation and amortization expense	288.1	65.8	—	353.9
General and administrative expense	36.6	36.9	(8.1)	65.4
Operating leases	147.3	3.2	—	150.5
Goodwill impairment	—	117.9	—	117.9
Interest expense	176.0	19.5	(3.9)	191.6
Interest income	(1.4)	(3.6)	—	(5.0)
Income tax expense	1.0	15.6	—	16.6

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

4.       Segment reporting (continued):

Year ended December 31, 2020
Containership leasing adjusted EBITDA	$795.5
Mobile power generation adjusted EBITDA	127.0
Total segment adjusted EBITDA	922.5
Eliminations and other	(1.3)
Depreciation and amortization	353.9
Interest expense	191.6
Interest income	(5.0)
Loss on derivative instruments	35.5
Other expenses	8.6
Gain on contingent consideration asset	(6.8)
Loss on foreign currency repatriation	18.7
Loss on sale	0.2
Goodwill impairment	117.9
Consolidated net earnings before taxes	$209.2

December 31, 2020	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Total assets	$8,475.4	$829.9	$(16.2)	$9,289.1

Capital expenditures by segment:

Year ended December 31,
2020
Containership leasing	$848.1
Mobile power generation	17.6

5.       Revenue:

The Company generates revenue by leasing and operating its fleet of containerships and power generation assets, largely through operating leases, direct financing leases and sales-type leases. Revenue disaggregated by segment and by type for the year ended December 31, 2020 is as follows:

	Containership Leasing (1)	Mobile Power Generation	Total
Operating lease revenue	$1,180.0	$187.4	$1,367.4
Interest income from leasing	40.5	—	40.5
Other	2.3	10.9	13.2
	$1,222.8	$198.3	$1,421.1

(1)	Operating lease revenue includes both bareboat charter and time charter revenue.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

5.       Revenue (continued):

Prior to the acquisition of APR Energy on February 28, 2020, for the year ended December 31, 2019 and 2018, our results were fully attributable to containership leasing. Revenue disaggregated by type for the year ended December 31, 2019 and 2018 are as follows:

	2019	2018
Operating lease revenue	$1,096.0	$1,061.1
Interest income from leasing	35.5	35.2
	$1,131.5	$1,096.3

As at December 31, 2020, the minimum future revenues to be received on committed operating leases, interest income to be earned from direct financing leases and other revenue are as follows:

	Operating lease revenue (1)	Direct financing leases (2)	Other	Total committed revenue
2021	$1,354.1	$36.1	$10.0	$1,400.2
2022	1,051.1	34.4	4.1	1,089.6
2023	722.9	32.5	0.7	756.1
2024	447.9	30.3	—	478.2
2025	264.6	28.2	—	292.8
Thereafter	274.6	180.7	—	455.3
	$4,115.2	$342.2	$14.8	$4,472.2

(1)	Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)	Minimum future interest income includes direct financing leases currently in effect.

As at December 31, 2020, the minimum future revenues to be received based on each segment are as follows:

	Containership Leasing (1) (2)	Mobile Power Generation	Total committed revenue
2021	$1,243.1	$157.1	$1,400.2
2022	1,000.9	88.7	1,089.6
2023	718.0	38.1	756.1
2024	478.2	—	478.2
2025	292.8	—	292.8
Thereafter	455.3	—	455.3
	$4,188.3	$283.9	$4,472.2

(1)	Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)	Minimum future interest income includes direct financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals.

In March 2019, the Company entered into an agreement with a customer to modify seven time charters such that the charters terminated effective March 31, 2019, subsequent to which the vessels were re-chartered to other customers. Pursuant to this agreement, the Company received a settlement payment of $227,000,000, which was recorded in income related to modification of time charters.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

5.       Revenue (continued):

The Company’s revenue is derived from the following customers:

	2020	2019	2018
COSCO	$401.1	$407.4	$412.3
Yang Ming Marine	255.7	257.5	235.6
ONE	237.3	199.4	241.6
Other	527.0	267.2	206.8
	$1,421.1	$1,131.5	$1,096.3

6.      Related party transactions:

Prior to March 13, 2018, the Company had a 10.8% equity interest in GCI.  The Company purchased the remaining 89.2% interest in GCI on March 13, 2018 and consolidated GCI from the date of acquisition.

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

On each of February 14, 2018 and January 15, 2019, the Company issued to Fairfax $250,000,000 aggregate principal of 5.50% senior notes, due on February 14, 2025 (“2025 Notes”) and January 15, 2026 (“2026 Notes”), respectively, and a tranche of warrants to purchase 38,461,539 common shares of Seaspan at an exercise price of $6.50 per share, on each date. On May 31, 2018, the Company entered into an agreement with Fairfax whereby Fairfax agreed to (i) exercise the warrants issued in February 2018 on July 16, 2018 and (ii) exercise the 2019 warrants upon issuance thereof on January 15, 2019. In exchange, Seaspan issued to Fairfax warrants to purchase 25,000,000 common shares of Seaspan at an exercise price of $8.05 per share. These warrants remain outstanding and are exercisable for common shares of the Company.

On February 28, 2020, Seaspan issued to Fairfax, in a private placement, $100,000,000 aggregate principal amount of 5.50% senior notes due on March 1, 2027 (the “2027 Fairfax Notes” and together with the 2025 Notes and the 2026 Notes, the “Fairfax Notes”) (note 12(e)).

On February 28, 2020, in connection with the acquisition of APR Energy, Fairfax received 23,418,798 common shares of Atlas as consideration for its equity interests in APR Energy and as settlement of indebtedness owing to Fairfax by APR Energy. In addition, Atlas reserved for issuance 2,137,541 Holdback Shares for Fairfax. Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy. In connection with purchase price adjustments, Fairfax forfeited its right to receive 391,246 Holdback Shares and returned 1,253,883 previously issued common shares to Atlas. Of the 1,253,883 common shares returned, 760,807 shares were permanently forfeited; 493,076 shares are held in reserve as treasury shares and may be issuable to Fairfax at a future date, subject to settlement of potential indemnified events. During the year ended December 31, 2020, 318,637 common shares were issued to Fairfax out of Holdback Shares. At December 31, 2020, Fairfax held approximately 40.5% of the Company’s issued and outstanding common shares and has designated two members to the Company’s board of directors.

For the year ended December 31, 2020, interest expense related to the 2025 Notes, the 2026 Notes and the 2027 Fairfax Notes, excluding amortization of the debt discount, was $32,114,000 (2019 – $26,927,000, 2018 – $19,380,000). For the year ended December 31, 2020, amortization of debt discount was $19,963,000 (2019 – $17,347,000, 2018 – $7,310,000).

7.	Net investment in lease:

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

	2020	2019
Undiscounted lease receivable	$773.2	$1,224.2
Unearned interest income	(343.9)	(465.4)
Net investment in lease	$429.3	$758.8

	2020	2019
Lease receivables	$429.3	$608.8
Unguaranteed residual value	-	150.0
Net investment in lease	429.3	758.8
Current portion of net investment in lease	(10.7)	(35.2)
Long-term portion of net investment in lease	$418.6	$723.6

Between August 2017 and January 2018, the Company received delivery of five 11000 TEU vessels that immediately commenced fixed-rate bareboat charters with a 17-year term. At the end of their respective lease terms, the customer has agreed to purchase the vessels for $32,000,000 each. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

In November 2019, the Company entered into an agreement to acquire six vessels and their existing fixed-rate bareboat charters. Five vessels were delivered in December 2019 and one vessel was delivered in January 2020. The acquired bareboat charter agreements included the option for the charterer to purchase each vessel for an amount equal to fair market value, subject to minimum and maximum purchase prices. At the date of acquisition, it was determined that the customer was reasonably certain to exercise these purchase options. Accordingly, these leases were classified as sales-type leases and accounted for as a disposition of vessels upon their respective delivery dates.

In February 2020, the bareboat charters for the six vessels acquired in November 2019 were modified to extend the terms of the leases by six years, with similar purchase options. As a result of the modification, it was determined that the customer is no longer reasonably certain to exercise the purchase options and these leases were reclassified as operating leases.

At December 31, 2020, the minimum lease receivable from direct financing leases are as follows:

2021	$44.3
2022	44.3
2023	44.3
2024	44.5
2025	44.4
Thereafter	551.4
$773.2

8.     Property, plant and equipment:

		Accumulated	Net book
December 31, 2020	Cost	depreciation	value
Vessels	$9,148.9	$(2,571.3)	$6,577.6
Equipment and other	543.1	(146.0)	397.1
Property, plant and equipment	$9,692.0	$(2,717.3)	$6,974.7
		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Vessels	$8,018.5	$(2,311.4)	$5,707.1
Equipment and other	4.6	(4.0)	0.6
Property, plant and equipment	$8,023.1	$(2,315.4)	$5,707.7

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

8.     Property, plant and equipment (continued):

During the year ended December 31, 2020, depreciation and amortization expense relating to property, plant and equipment was $324,597,000 (2019 - $233,729,000, 2018 – $219,330,000).

In February 2020, the Company acquired gas turbines and other equipment of $447,166,000 as part of the acquisition of APR Energy (note 3).

In February 2020, sales-type leases related to six bareboat charters were re-assessed to be operating leases at lease modification. Accordingly, vessels of $377,393,000 were reclassified to property, plant and equipment and recorded at a value equal to the net investment in leases derecognized (note 7).

During the year ended December 31, 2020 the Company took delivery of ten secondhand vessels, with an aggregate purchase price of $785,033,000, including one vessel that was reclassified to property, plant and equipment from net investment in leases at lease modification, subsequent to initial acquisition during the year.

9.     Right-of-use assets:

December 31, 2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(228.0)	$832.9
Other operating leases	13.6	(5.3)	8.3
Right-of-use assets	$1,074.5	$(233.3)	$841.2

December 31, 2019	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(110.1)	$950.8
Office operating leases	8.2	(1.8)	6.4
Right-of-use assets	$1,069.1	$(111.9)	$957.2

During the year ended December 31, 2020, change in right-of-use assets was $120,140,000 (2019 - $111,810,000).

10.    Goodwill:

	Containership leasing	Mobile power generation
Balance, December 31, 2019	$75.3	$—
Goodwill arising from acquisition of APR Energy (note 3)	—	117.9
Impairment loss recognized during the period	—	(117.9)
Balance, December 31, 2020	$75.3	$—

Upon the acquisition of APR Energy, the Company recognized $117,900,000 of goodwill. As part of the Company’s annual goodwill impairment test, it was determined that the carrying value of the mobile power generation reporting unit exceeded its fair value, as a result of potential strategic repositioning contemplated subsequent to acquisition. Fair value was determined using a discounted cash flow approach. As a result, an impairment loss of $117,900,000 equal to the balance of goodwill related to the mobile power generation reporting unit, was recognized.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

11.      Other assets:

	2020	2019
Intangible assets (a)	$104.8	$94.0
Deferred dry-dock (b)	63.8	41.3
Restricted cash (c)	38.2	—
Contingent consideration asset (d)	84.0	—
Vessels under construction(e)	42.0	—
Other	42.9	37.2
Other assets	$375.7	$172.5

(a)   Intangible assets:

December 31, 2020	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(58.6)	$71.3
Trademark	27.4	(1.1)	26.3
Other	11.5	(4.3)	7.2
	$168.8	$(64.0)	$104.8

December 31, 2019	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(39.3)	$90.6
Other	6.6	(3.2)	3.4
	$136.5	$(42.5)	$94.0

As part of the acquisition of APR Energy on February 28, 2020, the Company recorded $27,400,000 related to the fair value of a trademark. The trademark is amortized on a straight-line basis over its estimated useful life of 20 years.

Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2020, the weighted average remaining useful lives of acquired customer contracts was 5 years (2019 – 5 years).

During the year ended December 31, 2020, the Company recorded $21,396,000 of amortization related to intangible assets (2019 – $20,729,000, 2018 – $16,569,000).

Future amortization of intangible assets is as follows:

2021	$19.1
2022	18.2
2023	14.5
2024	11.7
2025	8.3
Thereafter	33.0
$104.8

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

11.      Other assets (continued):

(b)   Deferred dry-dock:

During the year ended December 31, 2020, changes in deferred dry-dock were as follows:

December 31, 2018	36.7
Costs incurred	23.5
Amortization expensed (1)	(18.9)
December 31, 2019	41.3
Costs incurred	45.2
Amortization expensed (1)	(22.7)
December 31, 2020	$63.8
(1)	Amortization of dry-docking costs is included in depreciation and amortization

(c)   Restricted cash:

Restricted cash consists primarily of amounts held in reserve accounts related to the Company’s debt facilities.

(d)   Contingent consideration asset:

As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the Sellers for certain losses that may be incurred on future cash repatriation from a foreign jurisdiction until the earlier of (1) reaching the maximum cash flows subject to compensation, (2) termination of specified contracts, (3) sustaining the ability to repatriate cash without losses and (4) April 30, 2022. The amount of compensation depends on the Company’s ability to generate cash flows on specific contracts in the foreign jurisdiction and the magnitude of losses incurred on repatriation. The maximum amount of cash flows subject to compensation is $110,000,000.

Fairfax agreed, subject to definitive documentation, to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items calculated as the difference between the proceeds on sale or disposal and the book value of the respective assets at February 28, 2020, prior to acquisition. The maximum amount of losses subject to compensation is $64,000,000.

Contingent consideration asset, December 31, 2019	$—
Assets acquired	95.2
Change in fair value	6.8
Compensation received	(11.1)
Contingent consideration asset	90.9
Current portion included in prepaid expenses and other	(6.9)
Contingent consideration asset, December 31, 2020	$84.0

(e)  Vessels under construction:

Vessels under construction include installment payments, interest and financing costs incurred on the construction of new vessels, net of address commissions. In November 2020, the Company entered into agreements with a shipyard to build five 12200 TEU vessels for an aggregate purchase price of $419,825,000, net of address commissions, payable in four installments (note 21(b)). As of December 31, 2020, $41,982,500, net of address commissions, relating to the first installment was paid.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

12.     Long term debt:

	2020	2019
Long-term debt:
Revolving credit facilities (a) (c)	$772.1	$867.0
Term loan credit facilities (b) (c)	2,094.7	1,799.4
Senior unsecured notes (d)	80.0	80.0
Fairfax Notes (e)	600.0	500.0
Exchangeable Notes (f)	201.3	—
	3,748.1	3,246.4
Fair value adjustment on term loan credit facilities	(0.1)	(0.1)
Debt discount on Fairfax Notes (e)	(130.9)	(150.9)
Debt discount on Exchangeable Notes (f)	(6.1)	—
Deferred financing fees	(44.9)	(34.8)
Long-term debt	3,566.1	3,060.6
Current portion of long-term debt	(332.1)	(363.7)
Long-term debt	$3,234.0	$2,696.9
(a)	Revolving credit facilities

As at December 31, 2020, the Company had five revolving credit facilities available (December 31, 2019 – four revolving credit facilities) which provided for aggregate borrowings of up to $989,119,000 (December 31, 2019 – $987,012,000), of which $217,000,000 (December 31, 2019 - $120,000,000) was undrawn.

On February 28, 2020, the Company acquired the outstanding debt of APR Energy. Concurrently, the Company entered into a credit facility of up to $185,000,000 (the “Bank Facility”) comprised of a revolving loan facility of $50,000,000 and a term loan facility of $135,000,000, the proceeds of which were used to refinance the APR Energy’s outstanding debt. The Bank Facility matures on February 28, 2023 and is secured by the Company’s power generation assets.

On July 2, 2020, the Company entered into a $150,000,000 revolving credit facility, refinancing a $150,000,000 revolving credit facility due to mature in August 2020. The new facility matures on July 2, 2022 and can increase to a maximum capacity of $200,000,000, subject to additional commitments.

The revolving credit facilities drawn mature between December 31, 2022 and May 15, 2024.

The following is a schedule of future minimum repayments under the Company’s revolving facilities as of December 31, 2020:

2021	$50.7
2022	392.2
2023	82.2
2024	247.0
2025	-
Thereafter	-
$772.1

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

12.     Long term debt (continued):

(a)	Revolving credit facilities (continued):

As at December 31, 2020, the one month, three month and six month average LIBOR on the Company’s revolving credit facilities was 0.2%, 0.2% and 0.3%, respectively (December 31, 2019 – one month and three months average LIBOR of 1.8% and 1.9%, respectively) and the margins ranged between 0.5% and 2.25% (December 31, 2019 – 0.5% and 2.25%). The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 1.4% as at December 31, 2020 (December 31, 2019 – 2.9%). Interest payments are made monthly, quarterly and semi-annually.

The Company is subject to commitment fees ranging between 0.2% and 0.6% (December 31, 2019 – 0.2% and 0.5%) calculated on the undrawn amounts under the various facilities.

For one of the revolving credit facilities, semi-annual payments commence thirty-six months after delivery of the associated newbuild containership for the facility. One revolving credit facility, with a principal outstanding of $58,240,000, is due in full at maturity on December 31, 2023. Another revolving credit facility with a principal outstanding of $283,000,000, will be converted into a term loan facility on May 15, 2022.

(b)	Term loan credit facilities

As at December 31, 2020, the Company had $2,344,730,000 (December 31, 2019 - $1,954,375,000) of term loan credit facilities available, of which $250,000,000 (December 31, 2019 - $155,000,000) was undrawn.  Three of the term loan credit facilities have a revolving loan component, all of which have been included in the revolving facilities above.

On February 28, 2020, the Company entered into the Bank Facility which includes a $135,000,000 term loan facility (note 12(a)).

On March 6, 2020, the Company entered into a $100,000,000 term loan credit facility, which bears a fixed interest rate of 7.7% per annum and matures on March 6, 2026. This facility is secured by the Company’s power generation assets.

In February 2020 and March 2020, the Company increased the aggregate commitment under an existing term loan credit facility (the “December 2019 Term Loan”), which matures on December 30, 2025, by $100,000,000.

On October 15, 2020, the Company entered into a sustainability-linked term loan facility (the “October 2020 Term Loan”) with an aggregate principal of $200,000,000, which was subsequently upsized to $250,000,000 on December 14, 2020. The facility matures on October 14, 2026 and bears an initial interest rate of 2.25% margin plus three month LIBOR. The margin may be subsequently adjusted if the Company meets certain sustainability metrics during the term of the loan. No amounts have been drawn under the facility as of December 31, 2020.

The December 2019 Term Loan and the October 2020 Term Loan are secured by a portfolio of vessels, which also secured some of the Company’s other credit facilities.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

12.     Long term debt (continued):

(b)	Term loan credit facilities (continued):

Term loan credit facilities mature between December 23, 2021 and January 21, 2030.

The following is a schedule of future minimum repayments under the Company’s term loan credit facilities as of December 31, 2020:

2021	$286.1
2022	187.9
2023	364.5
2024	877.2
2025	222.7
Thereafter	156.3
$2,094.7

For all of the Company’s term loan credit facilities, except for one, interest is calculated based on three month or six month LIBOR plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average LIBOR was 0.2% and 0.3%, respectively (December 31, 2019 – 2.0% and 2.1%) and the margins ranged between 0.4% and 4.3% as at December 31, 2020 (December 31, 2019 – 0.4% and 4.3%).

For one of our term loan credit facilities with a total principal amount outstanding of $39,970,000 (December 31, 2019 - $52,743,000), interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 2.7% as at December 31, 2020 (December 31, 2019 – 4.0%) for the Company’s term loan credit facilities. One of the Company’s term loan credit facilities bears interest at a fixed rate of 7.7%. Interest payments are made in monthly, quarterly or semi-annual payments.

Repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuilding containerships, payments commence three, six or thirty-six months after delivery of the associated newbuilding containership, utilization date or the inception date of the term loan credit facilities.

(c)	Credit facilities – other:

As at December 31, 2020, the Company’s credit facilities were secured by first-priority mortgages granted on most of its power generation assets and 70 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:

•A first priority mortgage on collateral assets;

•An assignment of the Company’s lease agreements and earnings related to the related collateral assets;

•An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;

•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;

•A pledge over shares of various subsidiaries; and

•A pledge over the related retention accounts.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

12.     Long term debt (continued):

(c)	Credit facilities – other (continued):

As at December 31, 2020, $1,582,470,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities was secured by a portfolio of 48 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances.  A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value of the Company’s assets.  In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or a “orderly liquidation” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at December 31, 2020.

(d)	Senior unsecured notes:

During the year ended December 31, 2019, the Company repaid $320,396,000 of its 6.375% senior unsecured notes due April 2019. The remaining senior unsecured notes, issued in a public offering in 2017 will mature on October 30, 2027 and bear interest at a rate of 7.125% per annum, payable quarterly.

(e)	Fairfax Notes:

On February 28, 2020, the Company issued to Fairfax, in a private placement, $100,000,000 aggregate principal amount of senior notes, which bear interest at a fixed rate of 5.50% per annum and mature on March 1, 2027.

The Fairfax Notes allow Fairfax to call for early redemption some or all of the Fairfax Notes on each respective anniversary date of issuance (the “Annual Put Right”) by providing written notice between 150 days and 120 days prior to each applicable anniversary date. In December 2020, Fairfax undertook not to exercise its Annual Put Right to call for early redemption of Fairfax Notes on their respective 2022 anniversary dates; the Fairfax Notes are not puttable to the Company until 2023. At any time on or after February 14, 2023, January 15, 2024 and January 15, 2025, the Company may elect to redeem all or any portion of the 2025 Notes, 2026 Notes and 2027 Fairfax Notes, respectively, at a price equal to 100% of the principal amount being redeemed. Interest payments on the Fairfax Notes are payable quarterly.

The Fairfax Notes are guaranteed by certain of the Company’s subsidiaries and secured by ownership interest in other subsidiaries of the Company.

(f)	Exchangeable Notes:

On December 21, 2020, the Company, through its wholly-owned subsidiary, Seaspan Corporation issued $201,250,000 aggregate principal amount of 3.75% exchangeable senior unsecured notes due 2025 (the “Exchangeable Notes”) in a private placement. The Exchangeable Notes are exchangeable at the holders’ option into an aggregate of 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, in equivalent cash or a combination of Atlas common shares and cash, as elected by the Company, on or after September 15, 2020, or earlier in the following circumstances:

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

12.Long-term debt (continued)

(f)	Exchangeable Notes (continued):

•	After December 31, 2020, if the last reported price of an Atlas common share is at least 130% of the exchange price then in effect over a specified measurement period;
•

If the trading price per $1,000 principal amount of Exchangeable Notes during a specified measurement period is less than 98% of the last reported sale price on Atlas common shares multiplied by the applicable exchange rate; and

•	Upon the occurrence of certain significant corporate events, or in response to early redemption elected by the Company.

The exchange price is subject to anti-dilution and make-whole clauses.

The holders may require the Company to redeem the Exchangeable Notes held by them upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Company may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of an Atlas common share is at least 130% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100% of the principal amount, plus accrued and unpaid interest. The Exchangeable Notes mature on December 15, 2025, unless earlier exchanged, repurchased or redeemed.

Upon issuance, the proceeds from the Exchangeable Notes were allocated between debt, measured at fair value of $195,000,000 and equity of $6,250,000 representing the residual value related to the conversion feature. The difference between the face value and carrying value of the debt reflects the debt discount, which is amortized through interest expense using an effective interest rate of 4.5%, over the remaining life of the debt. Interest payment is semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2021.

Capped Call Transactions

In connection with the issuance of the Exchangeable Notes, the Company entered into capped call transactions with affiliates of certain of the initial purchasers of the Exchangeable Notes and other financial institutions, using $15,536,000 in proceeds from the issuance, to reduce the potential dilution to Atlas common shares upon any exchange of notes and/or offset any cash payments the Company is required to make upon exchange of the Exchangeable Notes, in excess of the principal amount. They may be settled in cash, shares, or a combination of cash and shares as determined by the settlement method of the Exchangeable Notes, at a strike price with underlying shares equal to that of the Exchangeable Notes and subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes. The capped calls are exercisable up to a maximum price of $17.85 per share, subject to certain adjustments. The instruments expire on December 15, 2025.

13.    Operating lease liabilities:

	December 31,	December 31,
	2020	2019
Operating lease commitments	$927.0	$1,107.6
Impact of discounting	(141.5)	(184.4)
Impact of changes in variable rates	44.7	19.1
Operating lease liabilities	830.2	942.3
Current portion of operating lease liabilities	(160.9)	(159.7)
Operating lease liabilities	$669.3	$782.6

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

13.    Operating lease liabilities (continued):

Operating lease liabilities relate to vessel sale-leaseback transactions and other operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to three month LIBOR, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Lease costs:
Operating lease costs	$166.5	$160.0
Variable lease adjustments	(12.4)	(3.0)

Other information:
Operating cash outflow used for operating leases	147.8	153.2
Weighted average discount rate	4.8%	4.8%
Weighted average remaining lease term	7 years	8 years

14.    Other financing arrangements:

	2020	2019
Other financing arrangements	$879.5	$513.8
Deferred financing fees	(13.7)	(5.3)
Other financing arrangements	865.8	508.5
Current portion of other financing arrangements	(64.1)	(134.6)
Other financing arrangements	$801.7	$373.9

The Company, through certain of its wholly-owned subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the acquisition of vessels.

Under these arrangements, the Company has agreed to transfer the vessels to the counterparties and lease the vessels back from the counterparties over the applicable lease term as a financing lease arrangement. In the arrangements where the shipbuilding contracts are novated to the counterparties, the counterparties assume responsibility for the remaining payments under the shipbuilding contracts.

In certain of the arrangements, the counterparties are companies whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term, supervises the vessels’ construction before the lease term begins, if applicable, and/or is required to purchase the vessels from the counterparties at the end of the lease term. As a result, in most cases, the Company is considered to be the primary beneficiary of the counterparties and consolidates the counterparties for financial reporting purposes. In all cases, these arrangements are considered failed-sales. The vessels are recorded as an asset and the obligations under these arrangements are recorded as a liability. The terms of the leases are as follows:

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

14.    Other financing arrangements (continued):

(i)	COSCO Faith - 13100 TEU vessel:

Under this arrangement, the counterparty has provided financing of $109,000,000. The 12-year lease term began in March 2012, which was the vessel’s delivery date. Lease payments include an interest component based on three month LIBOR plus a 3.0% margin. At the end of the lease, the Company will have the option to purchase the vessel from the lessor for $1. In January 2020, the Company made a prepayment of $48,316,000 on the remaining balance of the arrangement.

(ii)	Leases for three 4500 TEU vessels:

Under these arrangements, the counterparty has provided refinancing of $150,000,000. The five year lease terms began in March 2015. At delivery, the Company sold and leased the vessels back over the terms of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. The remaining balance was paid in March 2020.

(iii)	Leases for five 11000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 3.3% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.  In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11000 TEU vessels under sales-leaseback financing arrangement.

(iv)	Leases for four 12000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $337,732,000. The 10-year lease terms began in March and April 2020, which were the vessels’ delivery dates. Lease payments include interest components based on one month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.

(v)	Leases for two 13000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $138,225,000. The 10-year lease terms began in August and September 2020, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price.

(vi)	Leases for two 12000 TEU vessels:

Under these arrangements, the counterparty has provided financing of $158,400,000. The 10-year and 12-year lease terms began in October and November 2020, respectively, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 2.75% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels throughout their respective lease terms at a pre-determined purchase price.

The weighted average rate of interest, including the margin, was 3.12% at December 31, 2020 (2019 – 5.25%).

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

14.    Other financing arrangements (continued):

Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

2021	$64.6
2022	64.6
2023	64.6
2024	64.6
2025	57.4
Thereafter	563.7
$879.5

15.      Other liabilities:

	2020	2019
Asset retirement obligations(a)	$42.3	$—
Other	23.4	19.0
Other long-term liabilities	65.7	19.0
Current portion of other long-term liabilities	(24.8)	(7.8)
Other long-term liabilities	$40.9	$11.2

(a)	Asset retirement obligations:

Asset retirement obligations were assumed as part of the APR Energy acquisition and consist of the contractual requirement to demobilize the Company’s mobile power generation sites when there is a legal obligation associated with the demobilization and the fair value of the liability can be reasonably estimated.

Asset retirement obligations, December 31, 2019	$—
Liabilities acquired	45.9
Liabilities incurred	5.3
Liabilities settled	(6.6)
Provision reassessment	(2.9)
Accretion expense	0.6
Asset retirement obligations, December 31, 2020	$42.3

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

16.      Income tax:

        The Company is tax resident in the United Kingdom and consists of its containership leasing and mobile power generation segments. The effective tax rate for its containership segment is nominal, primarily due to international shipping reciprocal exemptions. Its mobile power generation segment, acquired on February 28, 2020 through APR Energy, is subject to income taxes in multiple jurisdictions.

Net earnings before income taxes for the year ended December 31, 2020 relates only to the foreign jurisdictions. Similarly, the Company’s income tax expense for the year ended December 31, 2020 related only to foreign jurisdictions and consists of the following:

	2020
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$20.2	$20.2
	$—	$20.2	$20.2
Deferred tax
Deferred tax expense	$—	$(3.6)	$(3.6)
	$—	$(3.6)	$(3.6)

Total tax expense	$—	$16.6	$16.6

As a result of the acquisition of APR Energy, the Company operates in countries that have differing tax laws and rates. Therefore, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Prior to the APR Energy acquisition, the Company was subject to nominal income taxes primarily due to international shipping reciprocal exemptions for the containership segment.  For the year ended December 31, 2020, the reconciliation between the effective tax rate of 7.94% and the statutory UK income tax rate of 19.0% is as follows:

2020
Computed "Expected" tax expense:
Computed tax expense on income from continuing operations	$39.7
Increase (reduction) in income taxes resulting from:
Certain income from containership leasing segment that is exempt from tax	(58.0)
Goodwill impairment not deductible for tax	22.4
Change in valuation allowance	25.4
Change in current year uncertain tax positions	1.2
Change in tax law	(0.1)
Foreign rate differential	(26.8)
Withholding taxes	7.8
Other, net	5.0
$16.6

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

16.      Income tax (continued):

The deferred tax assets and liabilities were as follows for the year ended 31 December, 2020:

Deferred tax assets	2020
Decommission provisions	16.6
Property, plant and equipment	25.9
Reserves and accrued expenses	63.9
Tax losses carried forward	40.4
Interest allowance	16.8
Deferred revenue	0.4
Valuation allowance	(129.3)
$34.7

Deferred tax liabilities	2020
Deferred job costs	(3.8)
Accelerated asset costs	(2.7)
Inflation adjustment	(5.2)
Other timing differences	(3.7)
$(15.4)

Net deferred tax asset	$19.3

As at December 31, 2019, the Company did not have deferred tax assets and liabilities.  The increase in the valuation allowances during the year ended December 31, 2020 primarily relates to an increase in net operating losses related to APR Energy since the acquisition date of February 28, 2020.  Substantially all of the Company’s net operating losses have no expiry date.

As at 31 December 2020, the Company has foreign tax losses carried forward of $207,800,000, (2019 – nil), for which no deferred tax assets are being recognised on the basis that no tax benefit is expected to arise in the jurisdictions these tax losses are offset by 100% valuation allowance. The material tax losses carried forward generally have no expiry date. The Company’s ability to utilize the net operating loss and tax credit carry forward may be subject to restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar tax law.

Tax years that remain open to examination by some of the major jurisdictions in which the Company is subject to tax range from two to four years.

As at December 31, 2020, the Company had income tax payable of $110,400,000 (2019 – nil). This balance includes cash taxes payable and a reserve for global uncertain tax positions.

 The Company’s uncertain tax positions relate primarily to items that were acquired as part of the APR Energy acquisition.  Substantially all of these items are indemnified and a corresponding indemnification asset has been recorded (note 3).  The total amount of unrecognized benefits on uncertain tax positions that, if recognized, would affect the Company’s effective tax rate by $1.2 million. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months. The Company reviews its tax obligations regularly and may update its assessment of its tax positions based on available information at the time.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

16.      Income tax (continued):

The Company’s uncertain tax positions relate primarily to items that were acquired as part of the APR Energy acquisition. Substantially all of these items are indemnified and a corresponding indemnification asset has been recorded (note 3). The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months. The Company reviews its tax obligations regularly and may update its assessment of its tax positions based on available information at the time.

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

2020
Balance as of December 31, 2019	-
Acquired as part of APR Energy acquisition (note 3)	75.4
Decreases due to tax provisions expired	1.2
Balance as of December 31, 2020	$76.6

As at December 31, 2019, the Company did not have unrecognized tax benefits.

The Company recognizes interest expense and penalties related to unrecognized tax benefits as income tax expense. The Company had interest or penalties accrued in the consolidated balance sheet at December 31, 2020.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company evaluated the impact of the CARES Act, and the NOL carryback provision of the CARES Act does not result in a material cash benefit to it.

17.	Preferred shares and share capital:
(a)	Common shares:

On February 27, 2020, upon completion of the Reorganization, the common shares of Seaspan, the predecessor of Atlas, was exchanged for Atlas common shares on a one-for-one basis. The Company has 400,000,000 Class A common shares authorized at December 31, 2020, with a par value of $0.01 per share.

On February 28, 2020, the Company issued 29,891,266 common shares and reserved 6,664,270 common shares for holdback as part of the consideration paid for the acquisition of the shares of APR Energy (note 3). Concurrent with the acquisition, the Company issued 775,139 common shares to Fairfax to settle APR Energy’s indebtedness to Fairfax at closing.

During the year ended December 31, 2020, the Sellers returned 1,849,641 previously issued common shares to the Company and 557,139 Holdback Shares were cancelled. Of the common shares returned, 1,122,290 shares were permanently forfeited as part of post-closing purchase price adjustments. The remaining 727,351 shares are held in reserve as treasury shares. These shares may be issuable to the Sellers at a future date, subject to settlement of potential indemnified events. During the year ended December 31, 2020, 318,637 shares were released from holdback and issued to the Sellers.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

17.	Preferred shares and share capital (continued):
(a)	Common shares (continued):

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

(b)	Preferred shares:

As at December 31, 2020, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate	Redemption by Company	December 31,	December 31,
Series	Authorized	Issued	per annum	permitted on or after	2020	2019
D	20,000,000	5,093,728	7.95%	January 30, 2018(1)	127.3	127.3
E	15,000,000	5,415,937	8.25%	February 13, 2019(1)	135.4	135.4
G	15,000,000	7,800,800	8.20%	June 16, 2021(1)	195.0	195.0
H	15,000,000	9,025,105	7.875%	August 11, 2021(1)	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023(1)	150.0	150.0
(1)

Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.

The preferred shares are subject to certain financial covenants. The Company is in compliance with these covenants on December 31, 2020.

(c)	Warrants:

The Company issued warrants to purchase 25,000,000 Class A common shares at an exercise price of $8.05 per share, subject to customary anti-dilution adjustments. Each warrant is exercisable within seven years. The holder may pay the aggregate exercise price by cash, by cashless exercise or by any combination of the foregoing. The Company can elect to require early exercise of the warrants, at any time after July 16, 2022, if the volume weighted average price of the Company’s Class A common shares, averaged over a 20-day period, equals or exceeds twice the exercise price of the warrants.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

18.     Earnings per share (“EPS”):

	Year ended December 31, 2020
For the year ended December 31, 2020	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	192.6
Less preferred share dividends:
Series D	(10.1)
Series E	(11.2)
Series G	(16.0)
Series H	(17.8)
Series I	(12.0)
Basic EPS:
Net earnings attributable to common shareholders	$125.5	241,502,000	$0.52
Effect of dilutive securities:
Share-based compensation	—	541,000
Fairfax warrants	—	3,096,000
Holdback shares	—	5,375,000
Diluted EPS(1):
Net earnings attributable to common shareholders	$125.5	250,514,000	$0.50
(1)	The Exchangeable Notes are not included in the computation of diluted EPS when their effects are anti-dilutive.

	Year ended December 31, 2019
For the year ended December 31, 2019	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$439.1
Less preferred share dividends:
Series D	(14.1)
Series E	(11.2)
Series G	(16.0)
Series H	(17.8)
Series I	(12.0)
Basic EPS:
Net earnings attributable to common shareholders	$368.0	214,499,000	$1.72
Effect of dilutive securities:
Share-based compensation	—	471,000
Fairfax warrants	—	4,902,000
Diluted EPS:
Net earnings attributable to common shareholders	$368.0	219,872,000	$1.67

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

18.     Earnings per share (“EPS”) (continued):

	Year ended December 31, 2018
For the year ended December 31, 2018	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$278.8
Less preferred share dividends:
Series D	(14.6)
Series E	(11.2)
Series F	(8.3)
Series G	(16.0)
Series H	(17.8)
Series I	(3.4)
Basic EPS:
Net earnings attributable to common shareholders	$207.5	154,848,000	$1.34
Effect of dilutive securities:
Share-based compensation	—	91,000
Fairfax warrants	—	3,129,000
Diluted EPS(1):
Net earnings attributable to common shareholders	$207.5	158,068,000	$1.31

(1)	The convertible Series F preferred shares are not included in the computation of diluted EPS when their effects are anti-dilutive.

19.     Share-based compensation:

In December 2005, Seaspan’s board of directors adopted the Seaspan Corporation Stock Incentive Plan, which was administered by Seaspan’s board of directors and, under which its officers, employees and directors could be granted options, restricted shares, phantom share units and other stock-based awards as determined by the Seaspan board of directors. Upon consummation of the Reorganization, Atlas assumed Seaspan’s equity-based compensation plans, including the Seaspan Corporation Stock Incentive Plan. Awards previously granted under the Seaspan Corporation Stock Incentive Plan are now exercisable for Atlas common shares instead of Seaspan common shares.

In connection with the Reorganization, the Seaspan Plan was amended and restated as the Atlas Corp. Stock Incentive Plan (the “Atlas Plan”).  In June 2020, the Atlas Plan was amended and restated to increase the number of common shares issuable under the Atlas Plan from 5,000,000 to 10,000,000.

At December 31, 2020, there are 1,993,398 (2019 – 1,291,076) remaining shares left for issuance under this Plan.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

19.     Share-based compensation (continued):

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the twelve months ended December 31, 2020, 2019, and 2018 are presented below:

	Restricted shares		Phantom share units		SARs		Restricted stock units		Stock options
	Number	W.A. grant	Number	W.A. grant	Number of	W.A. grant	Number	W.A. grant	Number	W.A. grant
	of shares	date FV	of units	date FV	SARs	date FV	of units	date FV	of options	date FV
December 31, 2017	94,533	8.89	727,001	13.60	485,974	3.40	71,184	7.80	—	—
Granted	164,326	7.19	30,000	6.86	—	—	609,248	8.18	500,000	2.45
Vested and exercised	(119,509)	8.52	(113,333)	18.80	—	—	(83,220)	9.87	—	—
Expired	—	—	—	—	(485,974)	3.40	—	—	—	—
Cancelled	(53,608)	7.10	(76,666)	7.90	—	—	(12,441)	7.28	—	—
December 31, 2018	85,742	$7.28	567,002	$12.97	—	$—	584,771	$7.91	500,000	$2.45
Granted	67,400	8.15	—	—	—	—	249,732	8.90	—	—
Vested and exercised	(85,742)	7.28	(60,001)	16.68	—	—	(224,073)	8.59	—	—
Cancelled	—	—	—	—	—	—	(33,466)	9.05	—	—
December 31, 2019	67,400	$8.15	507,001	$12.53	—	$—	576,964	$8.01	500,000	$2.45
Granted	1,051,492	7.84	—	—	—	—	1,824,786	7.83	1,500,000	2.57
Vested and exercised	(67,400)	8.15	(20,000)	6.85	—	—	(313,231)	9.32	—	—
Cancelled	—	—	—	—	—	—	(79,635)	9.84	—	—
December 31, 2020	1,051,492	$7.84	487,001	$12.76	—	$—	2,008,884	$7.57	2,000,000	$2.51
Vested and exercisable, December 31, 2020	—	$—	487,001	$12.76	—	$—	—	$—	200,000	$2.54

During the year ended December 31, 2020, the Company amortized $7,068,000 (2019 – $3,310,000; 2018 - $2,989,000) in share-based compensation expense related to the above share-based compensation awards.

At December 31, 2020, there was $22,334,000 (2019 – $3,764,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 29 months.

(a)	Restricted shares and phantom share units:

Common shares are issued on a one-for-one basis in exchange for the cancellation of vested and exchanged phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

During the year ended December 31, 2020, the Company granted 1,051,492 restricted shares to its board of directors.  1,000,000 restricted shares have requisite service periods ending on December 31, 2022.    The remaining 51,492 restricted shares vest on January 1, 2021.

(b)	Restricted stock units:

The restricted stock units generally vest over two or five years, in equal tranches. Upon vesting of the restricted stock units, the participant will receive common shares.

In June 2020, the Company granted the Chief Executive Officer (“CEO”) 1,500,000 restricted stock units. The restricted stock units vest in five tranches annually over five years beginning December 31, 2021 and have a grant date fair value of $7.25 per unit.

In September 2020, 71,799 restricted stock units previously issued to an executive officer of the Company were forfeited.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

19.     Share-based compensation (continued):

(c)	Stock options:

In January 2018, the Company granted the CEO stock options to acquire 500,000 Class A common shares at an exercise price of $7.20 per share. The stock options vest equally on each of the first five anniversaries of the CEO’s start date in January 2018 and expire on January 8, 2028.

In June 2020, the Company granted the CEO stock options to acquire 1,500,000 common shares at an exercise price of $7.80 per share. The stock options vest in five tranches annually over five years beginning December 31, 2021 and expire on June 24, 2030.

20.      Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	2020	2019
Accrued interest	$17.2	$17.1
Accounts payable and other accrued liabilities	116.9	66.3
	$134.1	$83.4

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

20.      Other information (continued):

(b)	Supplemental cash flow information:
	2020	2019	2018
Interest paid	$156.2	$183.1	$194.3
Interest received	5.0	8.9	3.7
Undrawn credit facility fee paid	0.8	1.7	0.6
Income taxes paid	16.8	—	—
Non-cash investing and financing transactions:
Dividend reinvestment	0.3	1.2	22.8
Arrangement and transaction fee settled in shares	—	—	2.3
Commencement of sales-type lease	57.0	316.7	—
Carrying value of previously held equity in GCI settled on acquisition	—	—	61.9
Issuance of common shares on GCI acquisition	—	—	13.9
Issuance of warrants	—	—	67.5
Issuance of Series D preferred shares on GCI acquisition	—	—	47.2
Settlement of GCI transaction fees paid by the Company	—	—	15.2
Settlement of loans to affiliate, accrued interest and other intercompany balances on GCI acquisition	—	—	38.8
APR Energy loans settled in shares	8.3	—	—
Common shares issued on APR Energy acquisition	316.8	—	—
Holdback Shares reserved on APR Energy acquisition	70.6	—	—
Purchase price adjustment related to APR Energy acquisition	4.5	—	—
Reclassification on lease modification	377.4	—	—
Contingent consideration asset related to APR Energy acquisition	95.2	—	—
Net assets acquired on APR Energy acquisition	287.7	—	—
ARO liabilities incurred	5.3	—	—
ARO provision re-assessment	2.9	—	—
Refinancing of existing term loan credit facilities with draws made on new debt	—	302.7	—
Right-of-use assets arising from new operating leases	1.2	0.7	—
Cancellation of common shares issued on APR Energy acquisition	12.5	—	—
Prepayments transferred to property, plant and equipment upon vessel delivery	46.8	—	—
Changes in operating assets and liabilities
Accounts receivable	(17.1)	(2.3)	15.5
Inventories	(5.9)	6.3	0.5
Prepaids expenses and other	(10.3)	(0.9)	17.0
Net investment in lease	13.3	9.3	44.3
Accounts payable and accrued liabilities	(16.4)	11.5	(7.0)
Settlement of decommissioning provisions	(5.9)	—	—
Deferred revenue	8.4	(0.6)	(46.8)
Income tax payable	3.9	—	—
Major maintenance	(54.6)	(22.3)	(10.3)
Other liabilities	(8.6)	—	(1.5)
Operating lease liabilities	(114.7)	(111.9)	—
Derivative instruments	22.5	55.0	42.0
Contingent consideration asset	18.7	—	—

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

20.      Other information (continued):

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2020	2019	2018
Cash and cash equivalents	$304.3	$195.0	$357.3
Restricted cash included in prepaid and other	—	2.3	—
Restricted cash included in other assets (note 11)	38.2	—	14.1
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$342.5	$197.3	$371.4

21.   Commitments and contingencies:

(a)	Operating leases:

At December 31, 2020, the commitment under operating leases for vessels is $917,130,000 for 2021 to 2029  and for other leases is $9,893,000 for 2021 to 2024. Total commitments under these leases are as follows:

2021	$147.1
2022	143.1
2023	144.6
2024	147.8
2025	125.7
Thereafter	218.7
$927.0

For operating leases indexed to three month LIBOR, commitments under these leases are calculated using the LIBOR in place as at December 31, 2020 for the Company.

(b)	Vessels under construction:

In November 2020, the Company entered into agreements to build five 12200 TEU containerships for an aggregate purchase price of $419,825,000, net of address commissions. The amount is payable in four installments. As of December 31, 2020, $41,982,500, net of address commissions relating to the first installment was paid. The Company has outstanding commitments for the remaining installment payments as follows:

2021	$142.7
2022	235.1
Total	$377.8

(c)	Letter of credit:

As at December 31, 2020, the Company has $11,686,000 in letters of credit outstanding in support of its mobile power generation business, all of which are unused.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

22.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, income tax payable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of December 31, 2020, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees is $2,827,984,000 (2019 - $2,624,711,000) and the carrying value is $2,866,850,000 (2019 - $2,666,274,000). As of December 31, 2020, the fair value of the Company’s operating lease liabilities is $828,111,000 (2019 - $940,034,000) and the carrying value is $830,200,000 (2019 - $942,308,000). As of December 31, 2020, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, is $891,710,000 (2019 - $553,754,000) and the carrying value is $879,468,000 (2019 - $513,771,000). The fair value of the revolving and term loan credit facilities, operating lease liabilities and other financing arrangements, excluding deferred financing fees, is estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of December 31, 2020, the fair value of the Company’s senior unsecured notes is $89,207,000 (2019 – $82,816,000) and the carrying value is $80,000,000 (2019 – $80,000,000). The aggregate fair value of the 2025 Notes and 2026 Notes was $538,083,000 (2019 – $525,591,000) and the aggregate carrying value was $500,000,000 (2019 - $500,000,000) or $369,100,000 (2019 – $349,106,000), net of discount. In February 2020, the Company issued the 2027 Notes. The fair value of the 2027 Fairfax Notes was $101,975,000 and the carrying value was $100,000,000. In December 2020, the Company issued the Exchangeable Notes. The fair value of the Company’s Exchangeable Notes is $195,232,000 and the carrying value is $201,250,000 or $195,000,000, net of debt discount. The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.

The Annual Put Right features included in the 2025 Notes and 2026 Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include an estimate of the risk-free yield curve, interest volatility and a company-specific credit risk. The fair values derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy. The Annual Put Right feature included in the 2027 Fairfax Notes, issued at par value, is not considered an embedded derivative.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

22.     Financial instruments (continued):

(a)	Fair value (continued):

As part of the acquisition of APR Energy, the Company obtained a contingent consideration asset related to compensation the Company will receive from the Sellers on losses that may be generated from cash repatriation from a foreign jurisdiction. The fair values of the contingent consideration asset at acquisition and at December 31, 2020 are calculated as the present value of expected future compensable losses from conversion of cash from foreign currency to US dollars, derived from the discount expected to be realized on repatriation of cash from the foreign jurisdiction over a specified period of time, which is a significant unobservable input. As such, the Company has categorized the fair value of the contingent consideration asset as Level 3 in the fair value hierarchy. The discount expected to be realized on repatriation of cash as of December 31, 2020 is 45%. An increase of 5% on the discount would result in an increase in fair value of approximately $3,330,000. A decrease of 5% on the discount would result in a decrease in fair value of approximately $3,330,000.

As part of the acquisition of APR Energy, the Company also obtained, subject to definitive documentation, a contingent consideration asset related to compensation the Company expects to receive from Fairfax on losses realized on future sale or disposal of certain property, plant and equipment and inventory items. The fair values of the contingent consideration asset at acquisition and at December 31, 2020 are determined based on the present value of expected future compensation, calculated as the difference between the book value of the respective assets at acquisition and the realizable value of the asset obtained from market quotes, which is a significant unobservable input. As such, the Company has categorized the fair value of the contingent consideration asset as Level 3 in the fair value hierarchy.

Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

(b)	Interest rate swap derivatives:

The Company uses interest rate derivative financial instruments, consisting of interest rate swaps to manage its interest rate risk associated with its variable rate debt. If interest rates remain at their current levels, the Company expects that $25,966,000 would be settled in cash in the next 12 months on instruments maturing after December 31, 2020.  The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

On August 30, 2019, one of the Company’s interest rate swap counterparties exercised its termination right for early settlement. Upon termination, the Company made a payment of $97,955,000, equal to the fair value liability at the date of settlement, plus an additional amount in accrued interest.

As of December 31, 2020, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2020	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$302.3	$302.3	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
0.7800%	125.0	125.0	March 23, 2020	March 23, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
5.6000%	93.6	93.6	June 23, 2010	December 23, 2021	(2)
1.4900%	29.4	29.4	February 4, 2020	December 30, 2025
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

22.     Financial instruments (continued):

(c)	Financial instruments measured at fair value:

The following provides information about the Company’s financial instruments measured at fair value:

	2020	2019
Contingent consideration asset	$90.9	$—
Fair value of derivative liabilities
Interest rate swaps	63.0	49.3
Derivative put instrument	—	0.9

There are no amounts subject to the master netting arrangements in 2020 or 2019.

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2020	2019	2018
Earnings (losses) recognized in net earnings:
Loss on interest rate swaps(1)	$(36.4)	$(58.8)	$14.7
Gain on derivative put instrument	0.9	23.7	0.8
Gain on contingent consideration asset	6.8	—	—
Loss reclassified from AOCL to net earnings(2)
Interest expense	(0.3)	(0.3)	(0.3)
Depreciation and amortization	(1.0)	(0.7)	(0.8)

(1)

For the years ended December 31, 2020, 2019 and 2018, cash flows related to actual settlement of interest rate swaps were $21,789,000, $126,782,000 and $41,284,000 respectively.  These are included in investing activities on the consolidated statements of cash flows. For the years ended December 31, 2018, cash flows related to actual settlement of interest rate swaps of $41,284,000 was reclassified from operating activities to investing activities to conform with current financial statement presentation.

(2)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,094,000.

ATLAS CORP.

Notes to Consolidated Financial Statements (Continued)

(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

Years ended December 31, 2020, 2019 and 2018

23.      Subsequent events:

(a)

On January 4, 2021, the Company declared quarterly dividends of $0.496875, $0.515625, $0.512500, $0.492188 and $0.500000 per Series D, Series E, Series G, Series H and Series I preferred share, respectively, representing a total distribution of $16,763,000 to all shareholders of record on January 29, 2021.

(b)	On January 4, 2021, the Company declared a quarterly dividend of $0.125 per common share to all shareholders of record as of January 20, 2021.
(c)

In January 2021, the Company made repayment of $69,166,000 upon early termination of a sale-leaseback financing arrangement secured by one 11000 TEU vessel. In March 2021, the Company entered into a new sales-leaseback financing arrangement of $83,700,000, secured by the same 11000 TEU vessel.

(d)	In February 2021, the Company issued $200,000,000 of senior unsecured sustainability-linked notes in the Nordic bond market. The notes will mature in February 2024 and bear interest at 6.5% per annum.
(e)

In February 2021, the Company entered into shipbuilding contracts for the construction of two 24000 TEU ultra-modern containership newbuilds for an aggregate purchase price of $287,400,000, net of commissions receivable.

(f)

In February 2021, the Company entered into shipbuilding contracts for the construction of ten 15000 TEU dual-fuel liquefied natural gas containership newbuilds, including a firm purchase of five vessels and an option to construct an additional five similar vessels. In March 2021, the Company exercised the option to construct the additional five similar vessels. The aggregate purchase price of the ten vessels is $1,399,010,000, net of commissions receivable.

(g)

In February 2021, the Company entered into shipbuilding contracts for the construction of twelve high-quality newbuild scrubber-fitted containerships, including firm orders for four 12000 TEU, and four 15000 TEU, plus an option for four additional 15000 TEU vessels. The aggregate purchase price of the eight firm order vessels is $806,400,000, net of address commissions.

(h)

In February 2021, the Company entered into an agreement to acquire two young, high-quality 15000 TEU scrubber-fitted containerships for an aggregate purchase price of $254,000,000. The vessels and the attached charters are expected to be delivered in the second quarter of 2021.

(i)

In March 2021, the Company entered into shipbuilding contracts for the construction of six 15000 TEU scrubber-fitted newbuild containerships for an aggregate purchase price of $697,800,000, net of address commissions.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLAS CORP.

Date: March 19, 2021	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)