Form 20-F
period 2021-12-31
Atlas Corp.
filed 2022-03-24
CIK 1794846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from               to
Commission file number 001-39237
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
247,024,699 Common Shares, par value of $0.01 per share
5,093,728 Series D Preferred Shares, par value of $0.01 per share
9,025,105 Series H Preferred Shares, par value of $0.01 per share
6,000,000Series I Preferred Shares, par value of $0.01 per share
12,000,000Series J Preferred Shares, par value of $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•the future valuation of our vessels, power generation assets and goodwill;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and power generation assets and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses and expenses related to performance under our contracts for the supply of power generation capacity, and general and administrative expenses;
•our ability to recruit and retain crew for our containerships, particularly in light of the current Russia-Ukraine conflict and the COVID-19 pandemic;
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping and energy market trends, including charter rates and factors affecting supply and demand for our containership and power generation solutions;
•disruptions in global credit and financial markets as the result of the COVID-19 pandemic, the Russia-Ukraine conflict or otherwise;
•conditions in the public equity market and the price of our shares;
•our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters and leases of our power generation assets with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;

•the length and severity of the ongoing COVID-19 pandemic, including as a result of the new variants of the virus, and its impact on our business;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;
•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•the continued availability of services, equipment and software from subcontractors or third-party suppliers required to provide our power generation solutions;
•our ability to protect our intellectual property and defend against possible third-party infringement claims relating to our power generation solutions;
•our ability to achieve or realize expected benefits from ESG initiatives;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
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
Corporate Reorganization & Acquisition of APR Energy Limited
On February 27, 2020, Seaspan Corporation (“Seaspan”) completed a holding company reorganization (the “Reorganization”) whereby it became a direct, wholly owned subsidiary of Atlas Corp (“Atlas”). The business operations of Seaspan did not change as a result of the Reorganization.
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
On February 28, 2020, Atlas Corp. acquired Apple Bidco Limited and its wholly-owned subsidiaries, including APR Energy Limited (“APR Energy”).
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
_______________________
(1)A subsidiary of A.P. Moeller Maersk A/S.
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
We use the term “Notes” to refer, collectively, to the 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”), the 6.5% senior unsecured sustainability-linked bonds due 2024 (the “2024 NOK Bonds”), the 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds” and together with the 2024 NOK Bonds, the "NOK Bonds"), the sustainability-linked, senior secured notes (the "Senior Secured Notes") and the 5.5% senior unsecured notes due 2029 (the “2029 Notes”), in each case issued by Seaspan, as well as the 7.125% senior unsecured notes due 2027 of Atlas (the "Atlas 7.125% Notes").
Until May 2021, Seaspan also had outstanding, 7.125% senior unsecured notes due 2027 (the "Seaspan 7.125% Notes"), which notes were exchanged for Atlas 7.125% Notes.
We use the term "Fairfax Notes" to refer, collectively, to our 5.50% senior notes due 2025 (the “2025 Fairfax Notes”), 5.50% senior notes due 2026 (the “2026 Fairfax Notes”) and 5.50% senior notes due 2027 (the “2027 Fairfax Notes”), which were held by certain affiliates of Fairfax Financial Holdings Limited ("Fairfax"). None of the Fairfax Notes were outstanding as of December 31, 2021.
Item 1.    Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2.    Offer Statistics and Expected Timetable
Not applicable.

Item 3.    Key Information
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
Risk relating to our business as a whole
•We expect acquisitions of new assets and lines of business to be a significant part of our growth strategy. If we are unable to identify suitable acquisition candidates or successfully integrate the businesses or assets we acquire, our growth strategy may not succeed. Further, any acquisitions we undertake will involve numerous risks, including risks related to integration, and we may not realize the anticipated benefits of our acquisitions and may incur unanticipated costs and liabilities.
•We depend on our key personnel and changes in our management team may adversely affect our operations.
Risks related to our containership business
•We derive our charter revenue from a limited number of customers, and the loss of any one customer or the long-term charters we have with them, further increases in the number of vessels on short-term charter or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.
•A decrease in the export of goods from the regions served by our customers, including that caused by the maintenance or escalation of trade protectionism, could materially harm our business.
•The profitability and growth of our containership business is subject to world and regional demand for containership chartering, which is impacted by factors outside our control, including developments in international trade, regulatory developments, relocation of manufacturing, and economic and political conditions, the impact of the COVID-19 pandemic and the current Russia-Ukraine conflict.
•Containership values and charter rates may fluctuate substantially over time.
•If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce charter rates.
•The business and activity levels of our charterers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us may be hindered by any deterioration in the shipping industry, credit markets or other negative developments, including, recently, the COVID-19 pandemic and the invasion of Ukraine by Russia.
•We will be required to make substantial capital expenditures to complete the acquisition of our newbuild containerships and any additional vessels we acquire in the future, which may result in increased financial leverage or dilution of our equity holders’ interests or decreased ability to redeem our preferred shares. Delays in deliveries of our newbuild containerships could materially harm our business, results of operations and financial condition.
•We may be unable to attract and retain qualified, skilled crew necessary to operate our vessels or may pay rising crew and other vessel operating costs.

•We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet, including to, among other things, meet future environmental regulatory standards. These costs are likely to increase as our fleet ages.
•Risks inherent in the operation of ocean-going vessels could materially harm our reputation, business, results of operation and financial condition.
Risks related to our power generation business
•Our competitive position, revenues and asset values could be adversely affected by changes in technology, prices, industry standards, environmental regulation and other factors.
•The delivery of our power generation solutions to our customers and our performance under our customer contracts may be adversely affected by problems related to our reliance on third-party contractors and suppliers.
•Power plants are inherently dangerous workplaces at which hazardous materials are handled. If we fail to maintain safe work environments or cause any damage, we could be exposed to significant financial losses, as well as civil and criminal liabilities.
•Unauthorized use of our proprietary technology by third parties may reduce the value of our power generation services and brand, and impair our ability to compete effectively.
Legal, regulatory and litigation risks
•We are subject to potential claims and litigation from customers, suppliers, and third parties. Alternatively, we may find it necessary to bring litigation against others. Litigation and other avenues of resolving claims, can be costly, time-consuming and result in adverse outcomes.
•Failure to comply with applicable anti-bribery and corruption or economic sanctions and trade embargo laws and regulations could result in fines and criminal penalties, terminations of charters, financing arrangements and other significant contracts, and a material adverse effect on our business.
•Our business is subject to extensive governmental regulation, including environmental, in a number of different jurisdictions, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, results of operations or financial condition. Climate change and greenhouse gas restrictions may adversely affect our operating results.
•We have operations in emerging markets which exposes us to risks that are more prevalent than in developed markets, such as economic and governmental instability (which has been and during 2022 will likely continue to be exacerbated by COVID-19), the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities.
•The legal system in China has inherent uncertainties that could limit the legal protections available to us, and the legal and geopolitical risks associated with chartering vessels to Chinese customers, constructing vessels in China and obtaining financing and insurance from Chinese financial institutions and insurers could materially harm our business, results of operations and financial condition.
Risks related to tax
•We intend that our business be conducted and operated in a manner that minimizes income taxes imposed upon us; however, there is a risk that we will be subject to income tax in one or more jurisdictions if under the existing or future tax laws of any such jurisdiction, we or one of our subsidiaries are considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not, or such subsidiary does not, qualify for an exemption or reduced taxation under local taxation rules or applicable tax treaties.
Risks related to financing and indebtedness
•We have substantial debt. We may not have sufficient cash flow from operations or otherwise to be able to timely pay, or be able to refinance, amounts owed under our credit facilities, Notes and vessel lease and other financing arrangements, or be able to repurchase our Notes when required. Moreover, our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

•Disruptions in global capital markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs. Exposure to interest rate fluctuations may result in fluctuations in our results of operations and financial condition.
•Charterparty-related defaults under certain of our secured credit facilities and vessel lease and other financing arrangements could permit the counterparties thereto to accelerate our obligations and terminate such facilities or leases, which could materially adversely affect our financial condition.
Risks related to an investment in our securities
•Fairfax has significant influence over our policies and business.
•We may not have sufficient cash from our operations to enable us to pay dividends on our shares or redeem our preferred shares following the payment of expenses. Further, the amount of cash we have available to pay dividends on our shares or to redeem our preferred shares will not depend solely on our profitability, but is also subject to the discretion of our directors and the requirements of Marshall Islands law, among other factors.
General risk factors
•Disruptions and security threats to our technology systems could negatively impact our business.
•The global COVID-19 pandemic has created significant economic disruption and adversely affected our business, and is likely to continue to do so in the future.
Risks related to our business as a whole
Acquisitions of new assets and lines of business have formed a significant part of our growth strategy in the past and are expected to continue to do so. If we are unable to identify suitable acquisition candidates or successfully integrate the businesses or assets we acquire, our growth strategy may not succeed.
We intend to seek acquisition opportunities both to expand into new lines of business and to enhance our position in our existing lines of business. This may entail the acquisition of new businesses, assets to contribute to our existing lines of business, including new or secondhand vessels and power generation assets, or both. However, our ability to do so will depend on a number of factors, including our ability to:
•obtain debt or equity financing that we may need to complete proposed acquisitions;
•identify suitable acquisition candidates;
•negotiate appropriate acquisition terms; and
•complete the proposed acquisitions.
If we fail to achieve any of these steps, our growth strategy may not be successful, which could materially harm our business, results of operations and financial condition.
Acquisitions involve numerous risks, including risks related to integration, and we may not realize the anticipated benefits of our acquisitions. Acquisitions may also result in significant integration costs and expose us to significant unanticipated liabilities.
Acquisitions involve numerous risks, potential difficulties in the assimilation of the operations, systems, controls, technologies, personnel, services and products of an acquired company, the potential loss of key employees, customers and distributors of an acquired company and the diversion of our management’s attention from other business concerns. We may not accurately anticipate all of the changing demands that any future acquisition may impose on our management, our operational and management information systems and our financial systems. The failure to successfully integrate acquired businesses or assets in a timely manner, or at all, could have an adverse effect on our business, financial condition and results of operations. In addition, the anticipated benefits of an acquisition may not be realized fully or at all, or may take longer to realize than we expect. For example, in connection with our acquisition of APR Energy, we have been required to record non-cash impairment charges related to goodwill, as a result of strategic repositioning contemplated subsequent to the acquisition. Integration efforts associated with our acquisitions may require significant capital and operating expense. Such expenses may include information technology integration fees, legal compliance costs, facility closure costs and other restructuring expenses. Significant unanticipated expenses associated with integration activities may materially harm our business, financial condition and results of operations. If we are not able to realize the anticipated benefits and synergies expected from our acquisitions within a reasonable time, our business, financial condition and results of operations may be materially adversely affected.

We may underestimate or fail to discover liabilities relating to acquisitions during our due diligence investigations, and we, as the successor owner of an acquired company, might be responsible for those liabilities. Such liabilities could include employment, retirement or severance-related obligations under applicable law or other benefits arrangements, legal claims, tax liabilities, warranty or similar liabilities to customers, product liabilities and personal injury claims, claims related to infringement of third party intellectual property rights, environmental liabilities and claims by or amounts owed to vendors or other third parties. The indemnification and warranty provisions in our acquisition agreements may not fully protect us from the impact of undiscovered liabilities. Indemnities or warranties are often limited in scope, amount or duration, and may not fully cover the liabilities for which they were intended. The liabilities that are not covered by the limited indemnities or warranties could have a material adverse effect on our business, financial condition and results of operations.
We depend on our key personnel and changes in our management team may adversely affect our operations.
Over the last several years, we have experienced significant turnover and repeated changes in our senior management, as well as in the senior management of our two wholly owned subsidiaries, Seaspan and APR Energy. While we expect to engage in an orderly transition process as we integrate newly appointed personnel, we face a variety of risks and uncertainties relating to this transition, including diversion of management attention from business concerns, loss of institutional knowledge and failure to retain other key personnel. These risks and uncertainties could result in operational and administrative inefficiencies and added costs, which could adversely impact our business and results of operations.
Our future success depends to a significant extent upon our ability to identify, hire, develop, motivate and retain key personnel, including our senior management and skilled employees. Competition for highly qualified professionals is intense. If key employees depart, it could prevent or delay the implementation and completion of our strategic objectives, divert management’s attention or adversely affect our ability to manage our business effectively and, as a result, our business, results of operations and financial condition may be adversely affected.
Risks related to our containership business
We derive our charter revenue from a limited number of customers. The loss of any one customer or our long-term charters that we have with them, further increases in the number of vessels on short-term charter or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.
As of December 31, 2021, we had eight customers. The following table shows the number of vessels in our operating fleet that were chartered to such customers and the percentage of our consolidated revenue attributable to the charters with such customers for the year ended December 31, 2021:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2021
COSCO	28	29.9%
Yang Ming Marine	15	15.2%
ONE	23	15.5%
Other	67	39.4%
	133	100.0%
Under some circumstances, we could lose a time charter or payments under the charter if:
•the customer fails to make charter payments because of financial inability or distress, disagreements with us, defaults on a payment or otherwise;
•at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or
•the customer exercises certain limited rights to terminate the charter, including (1) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (2) under some charters if the vessel is off-hire or unavailable for operation for certain reasons for a specified period of time or if delivery of a newbuilding vessel is delayed for a prolonged period of time.
The majority of our vessels are chartered under long-term charters, and customer payments are the source of nearly all of our operating cash flow. An over-supply of containership capacity and low freight rates have resulted in liner companies (including some of our customers) incurring losses in past business cycles. A reduction in cash flow resulting from low freight rates, a reduction in borrowing bases under reserve-based credit facilities, a limited or lack of availability of debt or equity financing, or a combination of such events, may reduce the ability of our customers to make charter payments to us. For example, in 2016, Hanjin Shipping terminated the charters for seven of our vessels after it filed for bankruptcy, resulting in lost revenues due to off-hire. If we lose one of our large liner customers due to financial distress, bankruptcy or certain other events, such circumstance could likely lead to significant reductions in our revenues, commercial disputes, receivable collection issues, and other negative consequences that could have a material adverse impact on our results of operations, financial condition and cash flows.
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
A decrease in the export of goods from the regions served by our customers, including that caused by the maintenance or escalation of trade protectionism, could materially harm our business.
Governments have used, and may continue to use, trade barriers in order to protect their domestic industries against foreign imports, or for other purposes. Most of our containership customers’ business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China. In recent years, increased trade protectionism affecting China, as well as other markets our customers serve, has caused increases in the cost of goods exported, the length of time required to deliver goods and the risks associated with exporting goods as well as a decrease in the quantity of goods shipped.
China’s import and export of goods may continue to be negatively affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating tariffs between the U.S. and China, and has also impacted trade relations among other countries. While a trade agreement was reached between China and the U.S. in January 2020 aimed at easing the dispute, there can be no assurance that there will not be any further escalation.
In addition, the Chinese government has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods, which may have the effect of reducing the supply of goods available for export and may, in turn, result in decreased demand for cargo shipping.
A general economic downturn, either globally or affecting the Asia Pacific region, Europe, or the United States specifically, could also have the effect of reducing the supply of Chinese-made goods available for export or the demand for such goods.
Any reduction in or hindrance to the output of China-based exporters, whether the result of tariffs, other government policies, or other factors, could negatively our customers’ business, and in turn could materially harm our business, results of operations and financial condition.
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
Any increased trade barriers or restrictions on global trade resulting from Brexit could harm our customers’ business and in turn could materially harm our business, results of operations and financial condition.
The profitability and growth of our containership business is subject to world and regional demand for containership chartering.
The container shipping industry is both dynamic and volatile in terms of charter hire rates and profitability. Containership charter rates have fluctuated significantly in the past and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity, which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships are outside of our control, and the nature, timing and degree of changes in industry conditions are largely unpredictable.
Factors that influence demand for containership capacity include, among others:
•supply and demand for products suitable for shipping in containers;
•changes in global production of products transported by containerships;

•seaborne and other transportation patterns, including the distances over which container cargoes are transported;
•global and regional economic and political conditions, including the COVID-19 pandemic and the current conflict between Russia and Ukraine;
•developments in international trade; and
•environmental and other regulatory developments;
Factors that influence the supply of containership capacity include, among others:
•the number of vessels that are out of service;
•the number of newbuilding orders and deliveries;
•the extent of newbuilding vessel deferrals;
•the scrapping rate of containerships;
•newbuilding prices and access to capital;
•charter rates and the price of steel and other raw materials;
•changes in environmental and other regulations that may limit the useful life of containerships;
•the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel; and
•port and canal infrastructure and congestion.
Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire, we may not be able to recharter our vessels at profitable rates or at all, which could materially harm our business, results of operations and financial condition. Should the COVID-19 pandemic continue for an extended period of time, with significant negative impact on global growth and overall containerized volumes, there is a risk that vessels with expiring charter contracts will not be renewed or renewed at lower rates.
Containership values and charter rates may fluctuate substantially over time.
Containership values can fluctuate substantially over time due to a number of different factors, including, but not limited to:
•prevailing economic conditions in the market in which the containership trades;
•a substantial or extended decline in world trade;
•increases or decreases in containership capacity; and
•the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.
If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all, and rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale. As of December 31, 2021, we have five vessels coming off charter in 2022. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration. If replacement charters are not secured on satisfactory terms, it could materially harm our business, results of operations, financial condition and ability to pay dividends on our equity securities.
If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce charter rates.
One of the principal strategies of our containership business is to enter into long-term, fixed-rate time charters. As more vessels become available for the short-term or spot market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels. As a result, our cash flow may be subject to instability in the long-term.
A more active short-term or spot containership market may require us to enter into charters based on changing market prices, as opposed to contracts based on a long-term, fixed-rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates. Besides the risk of charter rate fluctuations, there is also the inherent risks of lost revenue due to idling vessels and/or additional mobilization costs in between short-term charters. This variability in our cash flow and earnings could materially harm our business, results of operations and financial condition.
The business and activity levels of shipbuilders and other third parties with which we do business, and their respective abilities to fulfill their obligations under agreements with us, may be hindered by any deterioration in the shipping industry, credit markets or other negative developments.
Shipbuilders that we engage to construct newbuild vessels may be affected by future instability of the financial markets and other market conditions or developments, including the fluctuating price of commodities and currency exchange rates and global disruptions to markets, supply chains and shipbuilders' operations, such as those caused by COVID-19 and the current Russia-Ukraine conflict. In addition, the refund guarantors under shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders) may also be negatively affected by adverse market conditions and, as a result, may be unable or unwilling to meet their obligations due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this could materially harm our business, results of operations and financial condition.
Damage to our reputation or industry relationships within the containership industry could harm our business.
Our operational success and our ability to grow within the containership industry depends significantly upon our performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services. For example, a vessel could go off hire, which could in turn impact our customers’ ability to perform their contractual obligations to cargo interests or other third parties. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:
•renew existing charters upon their expiration;
•obtain new charters;
•successfully interact with shipyards;
•dispose of vessels on commercially acceptable terms;
•obtain financing on commercially acceptable terms;
•maintain satisfactory relationships with our customers and suppliers; or
•grow our business.
If our ability to do any of the things described above is impaired, it could materially harm our business, results of operations and financial condition.
The containership industry is highly competitive, and we may not be able to expand relationships with existing customers, establish relationships with new customers and obtain new time charters.
The process of obtaining new time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months in regard to newbuilding containerships. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:
•shipping industry relationships and reputation for customer service and safety;
•container shipping experience and quality of ship operations, including cost effectiveness;
•quality and experience of seafaring crew;
•the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;
•relationships with shipyards and the ability to get suitable berths when needed;
•construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;
•willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•competitiveness of the bid in terms of overall price.
Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own or leased fleets. Some of our peers have significantly greater financial resources than we do and may be able to offer better charter rates. Some of our peers have entered into joint ventures to charter their containerships, and may be able to better satisfy customer demands. An increasing number of marine transportation companies have entered the containership sector, including many with strong brand recognition and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or develop relationships with new customers in order to secure charters on a profitable basis, if at all, which could materially harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.
We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage or dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.
As at December 31, 2021, we were contracted to purchase 67 newbuild containerships with scheduled delivery dates through 2024. The total purchase price of the 67 containerships is estimated to be approximately $7.3 billion and while we have secured financing for all such acquisitions, not all of these financings are available prior to delivery. Further, we may add to our newbuild program. The acquisition of additional newbuild or existing containerships or businesses will require significant additional capital expenditures.
To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, enter into sale-leaseback or other financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Our ability to obtain or access bank financing for future debt may be limited by our financial condition at the time of any such financing and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could materially harm our business, results of operations and financial condition.
Delays in deliveries of our newbuilding containerships could materially harm our business, results of operations and financial condition.
The delivery of the containerships we have ordered, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership charter. The occurrence of any of such events could materially harm our business, results of operations and financial condition.
The delivery of the containerships could be delayed because of:
•work stoppages or other labor disturbances that disrupt any of the shipyards’ operations;
•quality or engineering problems;
•changes in governmental regulations or maritime self-regulatory organization standards;
•bankruptcy or other financial crisis of any of the shipyards;
•a backlog of orders at any of the shipyards;
•hostilities, or political or economic disturbances in South Korea or China, where the containerships are being built;
•weather interference or catastrophic event, such as a major earthquake, fire or tsunami;
•disruptions due to an outbreak of disease, including COVID-19;
•our requests for changes to the original containership specifications;
•shortages of or delays in the receipt of necessary construction materials, such as steel, or key parts that are supplied by third parties to the shipyard, such as engines;

•our inability to obtain requisite permits or approvals;
•a dispute with any of the shipyards;
•our failure to obtain financing for the vessels, or any failure of our banks to provide debt financing; or
•a disruption to the financial markets.
In addition, each of the shipbuilding contracts for our newbuilding containerships contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could materially harm our business, results of operations and financial condition.
Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its class, any material design defect likely will affect all vessels in such class.
Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. For certain newbuild vessels, including the two 24,000 TEU class containerships and the LNG dual fuel containerships, this is the first time we are commissioning vessels of this size or specification, and therefore may be more susceptible to additional design and operational challenges. Any disruptions in the operation of our vessels resulting from these defects, and particularly if such disruptions would constitute grounds for a customer to cancel or terminate a charter, could materially harm our business, results of operations and financial condition.
Excess supply of global containership capacity may limit our ability to operate our vessels profitably.
While the size of the containership order book has declined from the historic highs reached in mid-2008, as of March 1, 2022, newbuilding containerships representing approximately 25.3% of the existing global fleet capacity as of that date were under construction. Notwithstanding that some orders may be cancelled or delayed, the size of the orderbook may result in an increase in the size of the world containership fleet over the next few years. If it does, it may lead to a reduction in charter rates or prolong the period during which low charter rates prevail, which in turn may mean that upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships at unprofitable rates, if at all. Until such capacity is fully absorbed by the container shipping market, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.
We may be unable to attract and retain qualified, skilled crew necessary to operate our vessels or may pay rising crew and other vessel operating costs.
Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our ability to attract, hire, train and retain highly skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards, changes in taxation or military conflict such as the current Russia-Ukraine conflict (Ukrainian seafarers representing approximately 17% of our 2,615 seafarers presently onboard our vessels), may make serving at sea less appealing or impossible and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. The challenges experienced by seafarers and shipping companies during the COVID-19 pandemic has also led many seafarers to seek employment ashore. Unless we are able to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our containership business. We have contracted to purchase 67 newbuild containerships, for which we will need to recruit approximately 2000 crew. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.
The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new ship designs currently promoted by shipyards as being more fuel efficient perform as promoted, or if new containerships are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition could be materially harmed.
Risks inherent in the operation of ocean-going vessels could materially harm our reputation, business, results of operation and financial condition.
The operation of ocean-going vessels carries inherent risks, including dangers associated with potential marine disasters, environmental accidents, collisions, cargo and property losses or damage, and business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could materially harm our business, results of operations and financial condition.
Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world. We may not be adequately insured to cover losses from these incidents, which could materially harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which could materially harm our business, results of operations and financial condition.
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
We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). Although we seek to obtain appropriate insurance coverage, we cannot guarantee that such insurance coverage is, or will be, sufficient to cover all of the possible losses that would normally be covered by such policies. If we were to incur a serious uninsured loss, the resulting costs could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could materially harm our business, results of operations and financial condition.
Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.
We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet, including to, among other things, meet future environmental regulatory standards. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term, our fleet and related charter revenues may diminish, and we will not be able to continue to refinance our indebtedness. As our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay interest and principal on our Notes, pay dividends on our equity securities or redeem our preferred shares.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet of 132 containerships as of March 10, 2022, had an average age (weighted by TEU capacity) of eight years. As our fleet ages, we may incur increased costs. Older vessels may require longer and more extensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations, including emissions reductions initiatives, and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage.
We cannot assure you that, as our vessels age and environmental regulations continue to tighten, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.
Our vessels’ mortgagees or other maritime claimants could arrest our vessels, which could interrupt our charterers’ or our cash flow.
If we default under our credit facilities that are secured by mortgages on our vessels, the lenders that hold those mortgages could arrest some or all of the vessels encumbered by those mortgages and cause them to be sold. We would not receive any proceeds of such sales unless all amounts outstanding under such indebtedness had been repaid in full. In addition, crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our charterers’ or our business and cash flow and require the charterers or us or our insurance to pay significant amounts to have the arrest lifted, which could materially harm our business, results of operations and financial condition.
Risks related to our power generation business
Our competitive position, revenues and asset values could be adversely affected by changes in technology, prices, industry standards, environmental regulation and other factors.
The markets in which we operate change rapidly because of technological innovations and changes in prices, industry standards, environmental regulations, customer requirements (including demand for more environmentally friendly solutions), product introductions and the economic environment. New technology or changes in industry, environmental regulation and customer requirements may render our existing power generation solutions obsolete, excessively costly or otherwise unmarketable. As a result, we must continuously enhance the efficiency and reliability of our existing technologies and seek to develop new technologies to remain at the forefront of industry standards and customer requirements. If we are unable to introduce and integrate new technologies into our power generation solutions in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired.
Further, if technological advances render our existing power generation assets obsolete or otherwise unmarketable, competition from third parties offering more technologically advanced solutions could adversely affect our ability to extend or secure new power purchase contracts and the resale value of our assets. As a result, our business, results of operations and financial condition could be materially harmed.
The delivery of our power generation solutions to our customers and our performance under our customer contracts may be adversely affected by problems related to our reliance on third-party contractors and suppliers.
Our customer contracts require services, equipment or software which we subcontract to or source from third parties. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause us to be in default under our customer contracts. To the extent we are not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, we may be subject to claims by our customers as a result of problems caused by a third party that could have a material adverse effect on our reputation, business, results of operations and financial condition.
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
Unauthorized use of our proprietary technology by third parties may reduce the value of our power generation services and brand, and impair our ability to compete effectively.
Our power generation business relies on a combination of trade secret and intellectual property laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These measures may not be sufficient to protect our technology from third-party infringement and, notwithstanding any remedies available, could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks with respect to the protection of our proprietary technology because the markets where our services are sold include jurisdictions that provide less protection for intellectual property than is provided under the laws of the United States or the European Union. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our services and brand, and materially harm our business, financial condition and results of operations.
Legal, regulatory and litigation risks
We are subject to potential claims and litigation from customers, suppliers, and third parties. Alternatively, we may find it necessary to bring litigation against others. Litigation and other avenues of resolving claims, can be costly, time-consuming and result in adverse outcomes.
The nature of our operations in both in the containership and energy generation businesses exposes us to potential liability claims and contract disputes, and we may, from time to time, be involved in various litigation matters.
Our power generation projects generally involve complex engineering, procurement and construction management. As such, claims involving customers, suppliers and subcontractors may be brought against us, and by us, in connection with our project contracts. Claims that may be brought against us include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project and claims for cancelled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. Claims brought by us against customers include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between us and our suppliers, subcontractors and vendors include any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings.
Additionally, we engage in operations where failures in design, construction or systems can result in substantial injury or damage to third parties. We have been, and may in the future, be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters.
These claims generally arise in the normal course of our business. When or if it is determined that we have liability for damages, we may not be covered by insurance or, if covered, the amount of these liabilities may exceed our policy limits.
We are also subject to the risk of adverse claims and litigation alleging our infringement of the intellectual property rights of others.
The resolution of claims, regardless of the merits or ultimate outcome, may entail significant costs and could divert management's attention from the operation of our business, which could materially adversely impact our business, financial condition and results of operations.

Failure to comply with applicable anti-bribery and corruption laws and regulations could result in fines and criminal penalties, terminations of charters, financing arrangements and other significant contracts, and a material adverse effect on our business.
We operate in a number of countries throughout the world, including countries where there is an elevated risk of corruption. We are committed to doing business in accordance with applicable anti-bribery and corruption laws and have adopted a Standards of Business Conduct Policy which is consistent and in full compliance with the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We train our personnel concerning anti-bribery and corruption laws and issues, and also inform our partners, subcontractors, suppliers, agents and others who work for us or on our behalf that they must comply with anti-bribery and corruption law requirements. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents, or the third parties with which we do business, may take actions determined to be in violation of such anti-bribery and corruption laws, including the UK Bribery Act and FCPA. Any violation of anti-bribery and corruption laws and regulations could result in substantial fines, sanctions, civil and/or criminal penalties, as well as breaches of our material contracts, which would have a material adverse effect on our business, financial condition and results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
If we are found to be in violation of sanctions, there could be a material adverse effect on our reputation, business, financial condition or results of operations, or the market for our common shares.
By virtue of our listing on the New York Stock Exchange and our debt covenants, we are subject to U.S. and EU economic sanctions and trade embargo laws and regulations as well as equivalent economic sanctions laws of other relevant jurisdictions in connection with our activities. The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have been, and in the future, the target of sanctions. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Any violation of sanctions and embargo laws and regulations could result in substantial sanctions and penalties and defaults under our financing and other material contracts, all of which would materially adversely effect our reputation, business, financial condition and results of operations.

As a result of Russian actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to trade to this region. Moreover, a significant number of our crew are Ukrainian. The evolving situation in Ukraine and the sanctions being imposed may adversely affect our ability to hire and/or pay our crew for our vessels.
We are subject to stringent environmental regulation that could require significant expenditures and affect our operations.
Our business and operations are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in jurisdictions in which we do business, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and, in respect of our vessels, ballast water management and vessel recycling. These regulations require us to obtain regulatory licenses, permits and other approvals and to comply with the requirements of such licenses, permits and other approvals, which can carry substantial costs. There can be no assurance that:
•governmental authorities will approve the issuance of such licenses, permits and other approvals or that such licenses, permits or approvals will be timely renewed or sufficient for our operations;
•in respect of our power generation business, public opposition will not result in delays, modifications to or cancellation of any proposed project or license; or
•laws or regulations will not change or be interpreted in a manner that increases our costs of compliance or materially or adversely affects our operations or plants.

We can give no assurance that we will continue to be in compliance with such regulations or material liabilities and expenses associated with compliance issues in the future. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, as well as closures of our power plants, detention of our vessels or denial of access to ports. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and cleanup to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax, financial assurance requirements or other liens on the responsible parties to secure the parties' reimbursement obligations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.
Environmental regulation has changed rapidly in recent years, and it is possible that we will be subject to even more stringent environmental standards in the future. Such environmental standards may affect the resale value or useful lives of our assets, require modifications to our vessels or power generation assets or operational changes or restrictions, or lead to decreased availability of insurance coverage for environmental matters. We cannot predict the amounts of any increased capital expenditures or any increases in operating costs or other expenses that we may incur to comply with applicable environmental or other regulatory requirements. For additional information about the environmental regulations to which we are subject, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations”.
Climate change and greenhouse gas restrictions may adversely affect our operating results.
Many governmental bodies have adopted, or are considering the adoption of treaties or national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to concerns about climate change. The Paris Agreement, in which almost 200 countries pledged to reduce their greenhouse gas emissions and set firm target reduction goals, was signed in 2016. Recently, the push for both governments and businesses to adopt zero net carbon targets has been reinvigorated, with the COP26 summit in November 2021 resulting in the Glasgow Climate Pact, pursuant to which over 140 countries pledged to reach net-zero carbon emissions. Additionally, more than 450 private firms, managing $130 trillion, approximately 40% of the world’s financial assets, pledged to reach net-zero carbon emissions by 2050, and to set interim goals for 2030. Compliance with laws, regulations and obligations relating to climate change, including those promulgated as a result of such international pledges and negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our assets, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. For example, the IMO has introduced initiatives to reduce greenhouse emissions from the shipping industry with specified targets using the Energy Efficiency Existing Vessel Index (“EEXI”) and a Carbon Intensity Indicator (“CII”) . It could adversely affect us if we fail to adopt and implement EEXI and/or CII measures for our vessels. The European Union has also adopted a set of measures to reduce greenhouse gas emissions from the shipping industry and is planning to implement an Emission Trading Scheme (“ETS”) which may require us to purchase carbon emission credits for voyages in and out of Europe. This may have a significant cost impact to us if our customers do not assume responsibility for these increased administrative and compliance costs once the proposals are enacted.
Compliance with safety and other vessel requirements imposed by flag states may be costly and could harm our business, results of operations and financial condition.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the IMO, International Convention for the Safety of Life at Sea (“SOLAS”). In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could materially harm our business, results of operations and financial condition.
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

Since the events of September 11, 2001, U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers. Also, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels. It is unclear what changes, if any, to the existing inspection and security procedures will ultimately be proposed or implemented in future, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligation on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could materially harm our business, results of operation and financial condition.
The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our containerships is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.
Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.
All of our vessels are registered and flagged in Hong Kong. The government could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could materially harm our business, results of operations and financial condition.
Our power generation business is subject to extensive governmental regulation in a number of different jurisdictions, and its inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, results of operations or financial condition.
We are subject to extensive regulation of our power generation business in the United States, Argentina, Bangladesh, Brazil and Mexico and in each of the other countries in which we operate. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with our activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. In particular, the power plants that we install, commission, operate, maintain and demobilize are subject to strict national, state and local regulations relating to their development, construction and operation (including, among other things, land acquisition, leasing and use of land, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy power transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements may result in substantial costs to our operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect our business, margins and investments.
We have operations in emerging markets that could be subject to increased legal and political uncertainties.
Our power generation business operates in a range of international locations, including Argentina, Bangladesh, Brazil and Mexico, and we expect to expand our operations into new locations in the future, and our containership operations are heavily concentrated in the Asia Pacific region, particularly China. Accordingly, we face a number of risks associated with operating in emerging markets. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or other government officials, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business.
A number of other risks are more prevalent than in developed markets, such as:

•social, economic and governmental instability (which has been, and during 2022 will likely continue to be, exacerbated by COVID-19), civil unrest and, in some cases, regime change and armed conflict;
•the possibility of significant amendments to, or changes in, the application of governmental regulations;
•the nationalization and expropriation of private property;
•payment collection difficulties and general counterparty credit risk;
•substantial fluctuations in interest and exchange rates;
•changes in the tax framework or the unpredictability of enforcement of contractual provisions; and
•imposition of new or additional trade and economic sanctions laws imposed by the U.S. or foreign governments and other unfavorable interventions or restrictions imposed by public authorities.
We are also exposed to currency control measures and limits on the repatriation of funds in the jurisdictions in which we do business. For example, our contracts in Argentina are denominated in U.S. dollars and payable in local currency at the exchange rate on or immediately prior to the payment date. Currency control measures imposed by the Argentine central bank prohibit companies with intercompany and/or debt arrangements like those of our Argentinian subsidiary to (a) convert Argentine pesos into U.S. dollars and/or (b) repatriate funds abroad at the official exchange rate. Consequently, we have entered into Blue Chip swap transactions to mitigate the exchange rate exposure. However, there is still the possibility that the Argentine central bank or federal government will broaden the scope of pesification measures, effectively fixing the payment in Argentine pesos using a historical exchange rate, which could have an adverse impact on our business.
Governments in Latin America and Asia frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain Latin American countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Although our activities in emerging markets are not concentrated in any specific country (other than China for Seaspan, and Argentina and Bangladesh for APR Energy), the occurrence of one or more of these risks in a country or region in which we operate could have a material adverse effect on our business, financial condition and results of operations, and we can provide no assurance that our future international operations will remain successful.
The legal system in China has inherent uncertainties that could limit the legal protections available to us, and the legal and geopolitical risks associated with chartering vessels to Chinese customers, constructing vessels in China and obtaining financing and insurance from Chinese financial institutions and insurers could materially harm our business, results of operations and financial condition.
We conduct a substantial amount of business in China and with Chinese counterparties. As of March 10, 2022, a total of 28 of the 132 vessels in our current fleet were chartered to Chinese customers and in 2021 our revenues from Chinese customers represented 33.5% of our total revenue from our containership segment. Many of our vessels regularly call to ports in China. In addition, we have entered into financing arrangements with certain Chinese financial institutions.
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
Although our charterparties and many of our financing arrangements are governed by English law, if we are required to commence legal proceedings against a customer, a charter guarantor or a lender based in China with respect to the provisions of a time charter, a time charter guarantee or a credit agreement, we may have difficulties in enforcing any judgment rendered by an English court (or other non-Chinese court) in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from Chinese financial institutions for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.
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
Risks related to tax
We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, the United Kingdom, Hong Kong, China and other jurisdictions, which would reduce our earnings.
We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, the United Kingdom, Hong Kong and China, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption or reduced taxation under local taxation rules or applicable tax treaties. For example, our mobile power generation segment operates in jurisdictions around the world and may be subject to corporate income taxes to the extent there is taxable income generated in such jurisdictions. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company.”
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
Atlas Corp. is U.K. tax resident. If Atlas’ U.K. tax residency is not maintained, the amount of tax payable by us could increase, which could have a material adverse impact on the business, results of operation and financial condition.
As a company incorporated in the Republic of the Marshall Islands, Atlas is not automatically treated as U.K. resident for tax purposes. Our directors intend to meet all requirements of U.K. tax residency for Atlas by establishing that central management and control is carried out in the United Kingdom. If tax residency is not maintained solely in the United Kingdom or if Atlas does not meet the conditions for the exemptions from U.K. corporation tax in respect of dividends, the amount of tax payable by us could increase, which could have a material adverse impact on our business, results of operation and financial condition. In addition, were Atlas to be treated as tax resident in an alternative and/or additional jurisdiction, this could increase the aggregate tax burden of us and our shareholders.
Risks related to our status as a non-U.S. company
Atlas and Seaspan are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
The corporate affairs of Atlas and Seaspan are governed by their respective articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Because Atlas and Seaspan are organized under the laws of the Republic of the Marshall Islands, and our principal executive offices and most of our assets are located outside the United States, it may be difficult to serve us with legal process and enforce judgments against Atlas, Seaspan or their respective directors or management, and the applicable law and outcome of any bankruptcy proceedings may be difficult to predict.
Atlas and Seaspan are organized under the laws of the Republic of the Marshall Islands, Atlas’s and Seaspan’s principal executive offices are located in the United Kingdom and Hong Kong, respectively, a majority of our directors and officers are resident outside of the United States, and we conduct operations in countries around the world. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or officers in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers. Furthermore, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.
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
Risks related to financing and indebtedness
We may not be able to timely pay, or be able to refinance, amounts owed under our credit facilities, Notes, and vessel lease and other financing arrangements.
We have significant normal course payment obligations under our credit facilities, Notes, and vessel lease and other financing arrangements, both prior to and at maturity, of approximately $0.8 billion in 2022 and an additional $5.7 billion through to maturity, which extends to 2036. In addition, under our credit facilities, vessel lease and other financing arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a specified grace period) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant asset (with the repayment amount increasing if asset values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of vessel lease arrangements.
Our ability to make payments under our credit facilities, Notes, vessel lease and other financing arrangements will depend on our ability to generate cash in the future. This is, to a certain extent, subject to general economic, financial, competitive and other factors that are beyond our control. Our business may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our debts as they come due or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity.
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
The market values of our vessels and power generation assets fluctuate with market conditions. A reduction in our net assets could result in a breach of certain financial covenants applicable to our credit, lease and other facilities and our Notes which could limit our ability to borrow additional funds or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in mandatory prepayments under certain of the credit facilities or our Notes.

If we are unable to meet or otherwise default on our debt, and vessel lease and other financing obligations, the holders of our debt or our lessors could declare all outstanding indebtedness to be immediately due and payable. Holders of our secured debt would also have the right to proceed against the collateral granted to them that secures the indebtedness. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument.
We may not be able to repurchase our Notes or Series J preferred shares upon the occurrence of a change of control or in connection with the exercise by the holders of our Notes of their right to call for early redemption.
Under the terms of our Notes, upon the occurrence of a change of control (as defined in the relevant indentures) and/or certain other events, we may be required to purchase all or a portion of such Notes then outstanding at a purchase price equal to (in the case of our Senior Secured Notes) 100.0% or (in the case of our other Notes) 101.0% of the principal amount thereof plus accrued and unpaid interest. In addition, under the Subscription and Exchange Agreement (the "Subscription and Exchange Agreement") entered into with certain affiliates of Fairfax pursuant to which we exchanged $300.0 million of Fairfax Notes for 12,000,000 Series J preferred shares and 1,000,000 warrants (see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in 2021 and 2022—Fairfax Notes Exchange and Redemption"), upon the occurrence of a change of control (as defined in such agreement), we may be required to purchase all or a portion of the Series J preferred shares held by affiliates of Fairfax for an amount equal to the liquidation preference set forth in the Statement of Designation for the Series J preferred shares, plus any accrued and unpaid dividends. If a change of control were to occur, we may not have sufficient funds to pay the purchase price for the Notes and/or Series J preferred shares tendered and, in such case, expect that we would require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. In addition, the occurrence of a change of control may result in an event of default under, or require us to purchase, our other existing or future senior indebtedness. Moreover, the exercise by the holders of their right to require us to purchase the Notes could cause a default under our existing or future senior indebtedness, even if the occurrence of a change of control itself does not, due to the financial effect of such purchase on us and our subsidiaries. Our failure to purchase tendered Notes at a time when the purchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt.
Our substantial debt levels and vessel lease and other financing obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2021, we had $4.3 billion aggregate principal amount of debt outstanding under our credit facilities and Notes, and vessel lease and other financing arrangements of approximately $2.2 billion. The amounts outstanding under our credit facilities and our vessel lease and other arrangements will increase following the delivery of the 67 newbuild containerships that we have contracted to purchase.
Our level of debt and vessel lease and other financing obligations could have important consequences to us, including the following:
•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes, may be impaired or such financing may not be available on favorable terms, or at all;
•we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operation and future business opportunities;
•our debt level could make us more vulnerable to competitive pressures, a downturn in our business or the economy generally than our competitors with less debt; and
•our debt level may limit our flexibility in responding to changing business and economic conditions.
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
We rely on the global capital markets, especially the credit markets, to satisfy a significant portion of our capital requirements. Beginning in February 2020, due in part to the COVID-19 pandemic, global capital markets experienced significant volatility and a steep and abrupt downturn. Although the U.S. markets have since rebounded, and vaccine programs are being administered worldwide, we cannot be certain when the COVID-19 pandemic will be over or that subsequently waves or variants of the virus will not again disrupt global markets and economic activity. Beginning in March 2022, the ongoing Russian-Ukraine conflict has also contributed to economic volatility and unpredictability, and may continue to do so, as may future crises and conflicts. Significant instability or disruptions of the capital markets or deterioration of our financial position due to internal or external factors could restrict or eliminate our access to, and/or significantly increase the cost of, various financing sources, including bank credit facilities and issuance of corporate bonds. This could occur because our lenders could become unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed to in our credit facilities due to market disruption events or increased funding costs. Such instability or disruptions in the capital markets may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios, shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.
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
As of December 31, 2021, we had an aggregate of approximately $4.3 billion outstanding under our credit facilities and our Notes, and vessel lease and other financing arrangements of approximately $2.2 billion. The majority of our credit facilities and vessel lease and other financing arrangements are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations and their impact on the fair value of our interest rate swaps may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”
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
In addition, our financing and lease arrangements limit our ability to, among other things:
•pay dividends if an event of default has occurred and is continuing under one of our credit facilities and capital and operating lease arrangements or if the payment of the dividend would result in an event of default;
•incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;

•create liens on our assets;
•sell our vessels without replacing such vessels or prepaying a portion of our loan or lease arrangements; or
•merge or consolidate with, or transfer all or substantially all our assets to, another person.
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
Risks related to an investment in our securities
Fairfax has significant influence over our policies and business.
Since 2018, Fairfax has made a number of investments in our Company. In addition, we acquired APR Energy from Fairfax and other sellers, in consideration for which we issued common shares to Fairfax and the other sellers. If the 31,000,000 warrants currently held by Fairfax were exercised in full, as of March 10, 2022, Fairfax’s shareholdings, including common shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 47.1% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax upon exercise of those warrants. For more information about these investments, see “Item 7. Major Shareholders and Related Party Transactions.”
The Subscription and Exchange Agreement provides Fairfax with the right to designate (and Fairfax has so designated) (i) two members of our board of directors if and for so long as Fairfax holds at least 5,000,000 Series J preferred shares or (ii) one member of our board of directors if Fairfax holds less than 5,000,000 but greater than 2,000,000 Series J preferred shares; provided, however, that in no event shall Fairfax have the right, when taken together with any rights of the holders under the Statement of Designation for the Series J preferred shares, to designate more than two members to the board of directors if the threshold described in clause (i) above is reached, or to designate more than one member to the board of directors if the threshold described in clause (ii) above is reached. Lawrence Chin and Stephen Wallace serve as Fairfax’s designees to our board of directors. The combination of Fairfax’s board representation and position as a significant equity holder gives Fairfax significant influence over our policies and business, and Fairfax’s objectives may conflict with those of other shareholders and stakeholders of us.
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
These provisions include:
•authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;
•prohibiting cumulative voting in the election of directors;

•authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;
•prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•limiting the persons who may call special meetings of shareholders;
•establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and
•restricting business combinations with interested shareholders.
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
Atlas Corp. itself has no earnings from operations and relies on payments from its subsidiaries to meet its obligations. We pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by and in the discretion of our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:
•our continued ability to maintain, enter into or renew charters for vessels and leases of our power generation assets with our existing customers or new customers;
•the rates we obtain for such charters and leases and the ability of our customers to perform their obligations thereunder;
•the level of our operating costs;
•the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;
•prevailing global and regional economic and political conditions;
•the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•changes in the basis of taxation of our activities in various jurisdictions;
•our ability to service and refinance our current and future indebtedness;
•our ability to raise additional debt and equity to satisfy our capital needs;
•dividend and redemption payments applicable to other senior or parity equity securities; and
•our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us.
We have recently paid quarterly dividends of $0.125 per common share; for additional information, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Ongoing Capital Expenditures and Dividends”. Any increase in such dividend (1) will result in an upward adjustment of the number of our common shares issuable (a) upon exercise of the warrants held by Fairfax and (b) upon the exchange of the Exchangeable Notes, and (2) may trigger a Potential Adjustment Event under the capped calls (as such term is defined therein) entered into by us in connection with the issuance of the Exchangeable Notes.
The amount of cash we have available to pay dividends on our shares or to redeem our preferred shares will not depend solely on our profitability, but is also subject to the discretion of our directors and the requirements of Marshall Islands law, among other factors.
The actual amount of cash we will have available to pay dividends on our shares or to redeem our preferred shares depends on many factors, including, among others:
•changes in our operating cash flow, capital expenditure requirements, debt and lease repayment requirements, working capital requirements and other cash needs;

•restrictions under our existing or future credit facilities, Notes, or vessel lease or other financing arrangements may impact our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default or would violate any restricted payments covenant under the Notes;
•the amount of any reserves established by our board of directors; and
•restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (i.e., retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.
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
We have granted registration rights to certain holders of our common shares, who could compel us to facilitate the sale of large numbers of our common shares into the market, which could cause the price of our common shares to decline.
As part of our initial public offering and subsequent transactions, we granted registration rights to certain holders of our securities. Please refer to our discussion of these registration rights agreements at “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreements”. These shareholders, who include Fairfax and affiliates of the Washington family, have the right, subject to certain conditions, to require us to file registration statements to allow the sale of their common shares. Following their sale under an applicable registration statement, any such common shares will become freely tradable. By exercising their registration rights and selling a large number of common shares, these shareholders could cause the price of our common shares to decline.
General risk factors
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
Currency exchange rate fluctuations and controls affect our results of operations.
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
The global COVID-19 pandemic has created significant economic disruption and adversely affected our business, and is likely to continue to do so in the future.
The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels. The pandemic resulted in temporary or permanent closures of many businesses and the institution of travel restrictions, quarantine requirements, lockdowns and other governmental measures and regulations aimed at stopping or containing the spread of the virus, which have also had the effect of depressing economic activity. The COVID-19 pandemic, including the measures implemented to combat it, has created increased costs, operational challenges and delays in our businesses. In our containership business, costs increased due to COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers. In our power generation business, COVID-19 delayed transport of our turbines and balance of plant equipment, as well as our personnel, to project sites due to border closures and travel restrictions. In addition, COVID-19 has impacted new growth opportunities due to delays in procurement processes and a general reduction in demand for power in certain markets.
The extent of the impact of the COVID-19 pandemic on our future business and financial results will depend on future developments regarding the course and duration of the pandemic (including the severity and transmission rates of new variants of the virus) within the markets in which we operate, the timing, distribution, rate of public acceptance and efficacy of vaccines and other treatments, the related impact on consumer confidence and spending, the effect of governmental regulations imposed in response to the pandemic and the extent to which consumers modify their behavior as social distancing and related precautions are lifted, all of which are highly uncertain and ever-changing. The sweeping nature of the COVID-19 pandemic makes it extremely difficult to predict how our business and operations will be affected in the longer run, although such effects are highly likely to be negative. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic or its aftermath, could materially harm our business, results of operations and financial condition. To the extent the COVID-19 pandemic or its aftermath adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Item 4.    Information on the Company
A.History and Development of the Company
Atlas Corp. is a Republic of the Marshall Islands corporation incorporated under the Marshall Islands Business Corporations Act on October 1, 2019 for the purpose of facilitating the Reorganization (as discussed in Part I above). On February 28, 2020, after the Reorganization, Atlas completed the acquisition of all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy. Atlas Corp. is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries. We maintain our principal executive offices at 23 Berkeley Square, London, United Kingdom, W1J 6HE, and our telephone number is +44 20 7788 7819. We maintain an Internet site at https://atlascorporation.com. The information contained on our website or information about us that can be accessed through our website will not be deemed to be incorporated into this Form 20-F.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by Atlas are available to the public on the SEC website at www.sec.gov (commission file number 001-39237).
Atlas common shares trade on the New York Stock Exchange under the ticker symbol “ATCO”.
B.Business Overview
General
Atlas Corp. is a global asset manager and the parent company of Seaspan and APR Energy. We have two reportable segments: containership leasing and mobile power generation. Our containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which it charters to major container liner companies. Our power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through various contracts. In March 2021, Atlas entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders agreement with ZE to form the joint venture (“ZE JV”). The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply.
Containership leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 10, 2022, we operated a fleet of 132 vessels that have an average age of approximately eight years, on a TEU weighted basis.
As of March 10, 2022, the charters on the 132 vessels in our operating fleet had an average remaining lease period of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.
Customers for our operating fleet as of March 10, 2022 were as follows:

Customers for Current Fleet	Number of vessels under charter	TEUs under charter
CMA CGM	17	160,950
COSCO	28	243,750
Hapag-Lloyd	14	114,350
Maersk	20	90,500
MSC	9	103,600
ONE	23	194,550
Yang Ming Marine	15	210,000
ZIM	6	30,600
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
Seaspan Fleet
The following table summarizes key facts regarding our 134 operating vessels as of December 31, 2021, which includes one vessel that is owned by the ZE JV:

Vessel Class (TEU)	# Vessels (Total fleet)	# Vessels (of which are unencumbered)	Average Age (Years)(1)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(2)	Total Ownership Days(3)
2500-3500	14	6	13.6	2.4	22.3	99	5110
4250-5100(4)	33	21	14.6	3.0	21.2	413	11982
8500-9600(5)	18	3	11.9	4.1	53.4	7	6315
10000-11000(6)	33	4	6.2	5.8	32.1	80	12045
12000-13100(7)	19	—	6.7	7.0	42.4	9	6002
14000+	17	2	5.8	4.2	48.0	6	5878
Total/Average	134	36	8.3	5.0	34.8	614	47,332
(1)Averages shown are weighted by TEU.
(2)Days Off-Hire includes scheduled and unscheduled days related to vessels being off-charter during the year ended December 31, 2021.
(3)Total Ownership Days for the year ended December 31, 2021 includes time charters and bareboat charters and excludes days prior to the initial charter hire date.
(4)Includes 1 vessel that is owned by the ZE JV.
(5)Includes 3 vessels on bareboat charter.
(6)Includes 8 vessels on bareboat charter.

(7)Includes 1 vessel on bareboat charter.
Charters
We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of March 10, 2022.

Charterer	Number of Vessels in Our Current Operating Fleet
CMA CGM	11
COSCO	28
Hapag-Lloyd	14
Maersk	20
ONE	23
Yang Ming Marine	15
ZIM	6
Total time charters	117
MSC (bareboat charters)	9
CMA CGM (bareboat charters)	6
Total fleet	132

Time Charters and Bareboat Charters
A time charter is a contract for the use of a vessel with crew for a fixed period of time at a specified daily rate. A bareboat charter is a contract for the use of a vessel without crew where the charterer also assumes responsibility for dry-docking of the vessel, if needed. See “Glossary.”
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
Off-hire
When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:
•operational deficiencies not due to actions of the charterers or their agents;
•dry-docking for repairs, maintenance or inspection;
•equipment or machinery breakdowns, abnormal speed and construction conditions;
•delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;
•crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or

•a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
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
We focus on risk reduction, operational reliability and safety. We believe we achieve high standards of technical ship management by, among other methods:
•developing a minimum competency standard for seagoing staff;
•standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;
•implementing a voluntary vessel condition and maintenance monitoring program;
•maintaining a high retention rate for the senior officers on our vessels;
•a cadet training program; and
•recruiting and retaining highly-skilled and talented people in our technical ship management offices in Vancouver and Hong Kong.
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
Sale and Purchase of Vessels
Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time chartered vessels. Certain of our bareboat charters have purchase obligations and require the charterer to purchase the vessel upon termination of the bareboat charter. The purchase obligation may be at a pre-determined amount or at a purchase price equivalent to the fair value within a pre-determined range depending on the charter.
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
Power Generation
Through APR Energy, we also operate a fleet of power generation assets (gas turbines and other power generation equipment), providing electricity to customers including large corporations in the oil and gas, mining and other industries and both government backed and private utilities. As of March 10, 2022, we operated a fleet of 30 gas turbines and 414 diesel generators. The average age of the turbines is eight years and the average age of our diesel generators is twelve years.
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
APR Energy fleet
The following table summarizes key facts regarding our mobile power fleet as of December 31, 2021:

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Term (Years)(1)
Mobile Power Fleet	1,326	1,211	$220.1	1.0
(1)Average remaining contract term excludes extensions; weighted by MW installed.
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

	Year Ended December 31,
Region	2019(1)	2020(1)	2021
Power Revenues:
LATAM	152.4	141.3	94.2
North America	3.5	—	16.5
EMEA	8.5	19.3	7.7
Asia	95.5	61.0	61.2
O&M Revenues:
LATAM	—	0.8	0.1
North America	4.4	6.2	4.4
Asia	6.9	6.7	2.1
Other:
Asset sales	37.0	6.5	—
Fuel Revenue	13.2	—	—
Total	321.4	241.8	186.2
(1)Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas and the revenue was not included in Atlas' operating results.
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
Seasonality
Containership Leasing. Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand.
Power Generation. A portion of APR Energy’s demand is subject to seasonality as it pertains to customers with increased power demand due to either hot temperatures in the summertime or cold temperatures in the wintertime. The exigent events that drive some of APR Energy’s response driven projects are seasonal such as hurricane or drought driven demand but can easily occur any time of year such as power plant failures, earthquakes or tsunamis. The bulk of APR Energy’s demand results from a lack of planning, electricity demand outstripping supply in general, political events or delays in investment, none of which are driven by seasonality.
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
Annex VI called for incremental reductions in sulfur in fuel between 2012 and 2020, and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after January 1, 2016 operating in the North American and U.S. Caribbean Sea and to engines installed on or after January 1, 2021 for vessels operating in the Baltic and North Sea. For future nitrogen oxide ECA designations, Tier III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation.
The global sulfur cap came into force on January 1, 2020, following amendments to Annex VI of MARPOL. This cap requires marine vessels to consume fuels with a maximum sulfur content of 0.5%. Compliance with Annex VI for the emission of sulfur oxides can be achieved by means of the primary control of using low sulfur content fuel or through a secondary control by removing the sulfur oxide pollutant using an exhaust gas cleaning system. Our time charters call for our customers to supply fuel that complies with Annex VI. Currently, 14 vessels in our fleet use an exhaust gas cleaning system to achieve compliance with IMO’s 2020 sulfur cap. The remainder of our fleet has achieved compliance by switching to compliant fuels.
In 2018, the IMO adopted a measures to reduce Green House Gases ("GHG") emission from international shipping, which measures are consistent with the Paris Agreement goals. The measures are primarily centered on design improvements for newbuild vessels and operational measures to improve energy efficiency of ships. In maintaining alignment with its strategy and corresponding targets, in November 2020, the Marine Environment Protection Committee of the IMO adopted additional short-term measures which include design improvements for existing ships and verification of operational efficiency by measuring Carbon Intensity, which will come into force starting in 2023. To comply with the new requirements, existing vessels will have to take measures to align with the design index applicable to IMO’s phase 3 design criteria for new ships. Limiting engine power is one of the several ways to achieve the required Energy Efficiency Design Index for Existing ships and comply with the new MARPOL requirement. Several vessels in our fleet will go through the process of limiting engine power to achieve compliance by due date. There are other ongoing initiatives to improve operational efficiency of our vessels such as hydrodynamic modifications, selection of high performance hull coatings and cargo loadability improvements, amongst others measures to improve carbon footprint from our vessels. We may be subject to significant costs and expenses if we fail to meet these new requirements and any of our ships is non-compliant. The IMO also requires ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year. Flag states of respective vessels will subsequently transfer this data to IMO Ship Fuel consumption database. The Database will help IMO measure GHG emissions and take measures to reduce the emissions in line with its strategic goals. Some of our ships will be affected by the new requirements and we will have to agree with our charterers on new speed limitations and possible ship modifications to meet these requirements.
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
The IMO’s Ballast Water Management Convention requires ships to manage their ballast water in such a way that aquatic organisms and pathogens are removed or rendered harmless before discharging the water. The compliance deadline for installation of ballast water treatment ("BTW") systems is 2024. We adopted the BTW technology for our newbuild vessels in the early stages and are on track to complete installation of approved BWT systems before the IMO compliance date.
The IMO also regulates vessel safety. The International Safety Management Code (the “ISM Code”), provides an international standard for the safe management and operation of ships and for pollution prevention. The ISM Code requires our vessels to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy and implementation procedures. A Safety Management Certificate is issued under the provisions of SOLAS to each vessel with a Safety Management System verified to be in compliance with the ISM Code. Failure to comply with the ISM Code may subject a party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified.
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
As of December 2019, the EPA is regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels pursuant to the Vessel Incidental Discharge Act (“VIDA”), which replaces the 2013 Vessel General Permit (“VGP”) program. VIDA requires the EPA to develop performance standards for discharges within two years of enactment, and requires the U.S Coast Guard to develop complementary regulations within two years of EPA’s promulgation of standards. Under VIDA, existing regulations regarding ballast water treatment remain in effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of the Notice of Intent (“NOI”) or retention of the PARI form and submission of annual reports. We submit the NOIs for our vessels where required. Compliance with these and other regulations could require the installation of ballast water treatment equipment or the implementation of the other port facility disposal procedures at potentially significant costs. Non-compliance with these regulations may result in fines, penalties or other sanctions.
In addition, the Act to Prevent Pollution from Ships (“APPS”), implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.
Additional Ballast Water Regulations
The United States National Invasive Species Act (“NISA”), and certain regulation enacted by the U.S. Coast Guard ("USCG") under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Vessels constructed after December 1, 2013 are required to have a USCG-approved BTW system installed, and vessels constructed prior to December 1, 2013 are required to have a BTW system installed on the first scheduled dry-dock after January 1, 2016. As of January 2022, there are approximately 46 USCG-approved BTW systems, and additional systems are currently under review or testing. Because approvals were initially slow to be given, individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible. Some of our vessels which adopted the BWT technology in an early stage are in the process of upgrading the treatment systems to meet the standards set by USCG. The compliance deadline for these vessels was extended by the USCG considering the early installation.
The USCG regulations also require vessels to maintain a vessel-specific ballast water management plan that addresses training and safety procedures, fouling maintenance and sediment removal procedures. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements.

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
The CAA also requires states to draft State Implementation Plans (“SIPs”), designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. For example, California has enacted regulations that apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur distillate fuels. California has also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. The rules require that every regulated vessel coming into an applicable California port either use shore power (e.g., plug into the local electrical grid) or a control technology approved by the California Air Resources Board to reduce harmful emissions. The new rules do not go into effect until January 1, 2023. These, and potential future federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the CAA may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.
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
China has established a coastal emission control area (ECA) and inland emission control areas that cap sulfur content of marine fuels. The coastal ECA extends 12 nautical miles from the baseline of Chinese territorial waters. Marine fuels used by seagoing vessels entering the inland emission control areas shall not exceed 0.10% sulfur, from January 1, 2020.
Authorities in Hong Kong and Taiwan have also imposed similar cap on sulfur content of fuels consumed by vessels calling ports in their respective territories.
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
The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “MRV Regulation”), which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2023 in the absence of a comparable system operating under the IMO. This may result in additional costs to us as ship owners if the commercial operators of our ships (i.e., the charterer or party responsible for the purchase of fuel, choice of cargo, route and speed) are not held responsible for these costs under the proposed EU regulations.
The European Commission has launched a "Fit for 55" package of proposals intended to reduce the EU’s total GHG emissions by 55% by 2030, with the ultimate goal to achieve full EU decarbonization by 2050. As a result, shipping is likely to face new stringent EU regulations. The proposal includes following:
•The European Trading System Directive - Shipping will become subject to the Emission Trading Scheme, with the ships presently reporting emissions under the EU MRV regulation required to purchase carbon emission credits. All intra-EU emissions will be included, but only 50% of the emissions for voyages when arriving in or departing from the EU. There will also be a phase-in period starting with 20% coverage in 2023 and increasing to 100% in 2026. Non-compliance is punishable by fines and could eventually lead to a ban from EU waters. Shipping companies, particularly those whose administering bodies are based outside the EU such as ourselves, will likely face increased administrative and compliance costs once the proposals are enacted. It remains to be seen what form the enactments will take when the final text of the EU ETS is published.
•The Fuel EU Marine Regulation - This is a new regulation coming into effect in 2025, imposing life cycle GHG footprint requirements on the energy used onboard ships. It will apply to the same ships that are covered by the EU MRV regulation and will, in addition to CO2, cover methane and nitrous oxide, all in a well-to-wake perspective. The GHG intensity of the energy used will be required to improve by 2% in 2025 relative to 2020, ramping up to 75% by 2050. Credits will be granted for energy generated on board, such as by wind power. The regulation will also require container and passenger vessels to connect to shore power from 2030 for stays longer than two hours. Same as for the ETS, non-compliance may lead to fines and being banned from EU waters.
•The Alternative Fuels Infrastructure - This regulation is an update of an existing directive and will require EU member states to ramp up the availability of LNG by 2025 and onshore electrical power supply by 2030 in core EU ports.
•The Energy Taxation Directive - This directive is being revised to remove the tax exemption for conventional fuels used between EU ports as of 1 January 2023. International bunker for extra-EU voyages remains tax exempt. For heavy fuel oil, the new tax rate will be approximately €37 per tonne. LNG will initially be taxed at a rate of €0.6 per GJ. Alternative fuels will be tax exempt for a ten-year period.
Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.
Other Regions
We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our containership and/or power generation businesses and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.
Vessel Security Regulations
Since September 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”), came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (“ISPS Code”). Among the various requirements are:
•on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;
•on-board installation of ship security alert systems;
•the development of vessel security plans; and
•compliance with flag state security certification requirements.
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
We are in the process of obtaining the CIT and VAT exemption treatments pursuant to the China/HK Tax Treaty for 2021 from the competent Shanghai tax authority.
C.Organizational Structure
Please read Exhibit 8.1 to this Annual Report for a current list of our significant subsidiaries.
D.Property, Plant and Equipment
For information on our assets, please read “Item 4. Information on the Company—B. Business Overview—General—Seaspan Fleet for containership leasing segment and APR Energy Fleet for power generation segment. For information on environmental issues that may affect the company’s utilization of the assets, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.
Item 4A.    Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.
Please see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2020 Annual Report for a discussion related to the 2019/2020 comparative period.
Overview
We are Atlas Corp., a global asset manager and the parent company of Seaspan and APR Energy.
Seaspan is a leading independent owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 10, 2022, we operated a fleet of 132 vessels that have an average age of approximately eight years, on a TEU weighted basis.
Customers for our operating fleet as of March 10, 2022, were CMA CGM, COSCO, Hapag-Lloyd, Maersk, MSC, ONE, Yang Ming Marine and ZIM.
APR Energy is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and government backed utilities. APR Energy focuses on deploying its assets to optimize cash flows across its lease portfolio. APR Energy is the global leader in its market and offers a unique integrated platform to both lease and operate its assets.

Recent Developments in 2021 and 2022
Vessel Acquisitions and Deliveries
During the year ended December 31, 2021, we took delivery of seven vessels. The additions to our fleet are summarized below.

Vessel	Year Built	Vessel Class (TEU)	Purchase price (in millions of US dollars)	Delivery Date
Mediterranean Bridge	2010	8500	$52.3	April 2021
Gulf Bridge	2010	8500	52.3	May 2021
CMA CGM Chile	2019	15000	127.0	May 2021
CMA CGM Mexico	2019	15000	127.0	July 2021
MSC Carole	2021	12200	84.0	September 2021
MSC Alanya	2021	12200	84.0	November 2021
MSC Rayshmi	2021	12200	84.0	November 2021
Shipbuilding Contracts for Newbuild Containerships
Commencing in December 2020, though to December 31, 2021, we entered into shipbuilding contracts for 70 newbuild containerships, three of which were delivered in 2021 as noted above. The remaining 67 vessels to be delivered are summarized in the table below:

	Newbuilds	Total TEU	Month Acquired
12200 TEU	2	24,400	December 2020
24000 TEU	2	48,000	February 2021
15000 TEU LNG	10	150,000	February 2021
12000 TEU	4	48,000	February 2021
15000 TEU	4	60,000	February 2021
16000 TEU	9	144,000	March 2021
15500 TEU	6	93,000	March 2021
12000 TEU	2	24,000	June 2021
15000 TEU	3	45,000	June 2021
7000 TEU LNG	15	105,000	July and September 2021
7000 TEU	10	70,000	August 2021
Total	67	811,400
These vessels will commence long-term charters with leading global liner companies, some of which are subject to vessel purchase options or obligations at the conclusion of their respective charters.
Vessel Sales
In October 2021, we sold one 4,250 TEU vessel for a purchase price of $38.3 million. Through a series of transactions, the vessel was ultimately purchased by a wholly owned subsidiary of Zhejiang Energy Atlas Marine Technology Co., Ltd, which is 50% owned by Atlas (the “ZE JV”). Seaspan continues to manage the ship operations of the vessel.
In December 2021, we entered into agreements to sell six 4,250 TEU vessels for an aggregate $186.8 million. Three of the vessels will ultimately be purchased by subsidiaries of the ZE JV and three of the vessels are being purchased by a liner customer. One sale completed in February 2022 for gross proceeds of $32.8 million. We continue to manage the ship operations of this vessel. The remaining five vessel sales are expected to complete in the second quarter of 2022, subject to closing conditions.
Amendment to APR Energy Acquisition Agreement
In February 2021, in connection with the acquisition of APR Energy, we and the sellers agreed, subject to completion of definitive documentation, to amend the acquisition agreement to incorporate an indemnification and compensation arrangement whereby the sellers would compensate the Company for future losses realized on the sale or disposal of certain property, plant and equipment and inventory items. Amendment No. 3 to the acquisition agreement, reflecting this agreement, was entered into in April 2021. Concurrently with the execution of Amendment No. 3, we issued to certain affiliates of Fairfax 5-year warrants to purchase 5,000,000 common shares, exercisable at a price of $13.00 per share.
Notes Exchange Offer
In May 2021, Atlas completed an offer to exchange (the "Exchange Transaction") up to $80.0 million aggregate principal amount of 7.125% senior unsecured notes due 2027 (the “Atlas Notes”) for any and all outstanding $80.0 million aggregate principal amount of Seaspan’s substantially similar 7.125% senior unsecured notes due 2027 (the “Seaspan Notes”). The Seaspan Notes were originally issued in October 2017. Pursuant to the Exchange Transaction, Atlas issued approximately $52.2 million aggregate principal amount of the Atlas Notes in exchange for an equal principal amount of the Seaspan Notes. In July 2021, Atlas exchanged an additional $0.2 million of Atlas Notes for Seaspan Notes. Seaspan subsequently redeemed all remaining Seaspan Notes at par, plus accrued and unpaid interest in July 2021.
Fairfax Notes Exchange and Redemption
In June 2021, Atlas and Seaspan completed an exchange and amendment of $600.0 million aggregate principal amount of Seaspan’s senior notes, including $250.0 million of 2025 Fairfax Notes, $250.0 million of 2026 Fairfax Notes and $100.0 million of 2027 Fairfax Notes. The outstanding Fairfax Notes were held by certain affiliates of Fairfax Financial Holding Limited (the “Fairfax Holders”).
Pursuant to this transaction, the Company exchanged $200.0 million aggregate principal amount of the 2026 Fairfax Notes and all $100.0 million aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares of the Company, representing total liquidation value of $300.0 million and (ii) 1,000,000 five year warrants to purchase an equal number of common shares of the Company at an exercise price of $13.71 per share (the “Fairfax Notes Exchange”). The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled.
In August 2021, the Company redeemed the remaining Fairfax Notes, which included $250.0 million of 2025 Fairfax Notes and $50.0 million of 2026 Fairfax Notes, for cash on August 23, 2021.
Preferred Shares Redemptions
In July 2021, the Company redeemed all of its outstanding 8.25% Series E Cumulative Redeemable Preferred Shares and outstanding 8.20% Series G Cumulative Redeemable Perpetual Preferred Shares for cash.
Enhancement of the Company’s Vessel Portfolio Financing Program
In May 2021, the Company entered into amendments and restatements (the “Amendment and Restatement”) of the senior secured loan facilities and intercreditor and proceeds agreement that comprise its vessel portfolio financing program (the “Program”) to, among other things, (i) increase the capacity under the Program to $2.5 billion, including the Senior Secured Notes (as defined below), (ii) increase the size of the revolving credit facility from $300.0 million to $400.0 million, (iii) increase the commitments under the bank loan facilities by $180.0 million and (iv) extend the maturities of tranches due in 2024 and 2025 by approximately two years.
Additional Financings
In January 2021, the Company made a payment of $69.2 million to early terminate a sale-leaseback financing arrangement secured by a 11,000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement for $83.7 million, secured by the same 11,000 TEU vessel.
In April through November 2021, the Company entered into $3.3 billion in sale-leaseback financing arrangements (the “Newbuild Sale-Leasebacks”) related to 35 newbuild containerships, subject to satisfaction of customary closing conditions. The Newbuild Sale-Leasebacks partially fund pre-delivery payments related to the 35 newbuild containerships. As of December 31, 2021, the Company received aggregate funding of $310.4 million from these financings related to vessels under construction and three delivered vessels.
In October and December 2021, the Company entered into agreements providing for an aggregate $2.3 billion in term loans, to finance 18 newbuild containerships. The facility agreements partially fund pre-delivery payments relating to the 18 vessels. At delivery, pursuant to the facility agreements, the Company may elect to convert the term loan in respect of each vessel into a lease financing arrangement, whereby we will sell the vessel to Japanese special purpose companies ("SPCs") and lease it back over a term of approximately 14 years, with one or more options to purchase the vessel at the 9.5 year anniversary and, for certain vessels, the 12-year anniversary of the lease for a pre-determined fair value purchase price. As at December 31, 2021, the Company has not drawn on these facilities.

In October 2021, the Company entered into agreements relating to underwritten financing arrangements totaling $1.4 billion, related to 17 newbuild containerships. In December 2021, the Company entered into lease financing arrangements for two of the 17 vessels. The lease financing arrangements are expected to provide gross financing proceeds of approximately $113.0 million per vessel upon delivery of each vessel, or $226.0 million in total. Under the lease financing arrangements, we will sell the vessels to SPCs and lease the vessels back over a term of 13.25 years, with an option to purchase the vessels at the 5-year anniversary of the lease for a pre-determined fair value purchase price. As at December 31, 2021, the Company has not drawn on these facilities.
In February 2022, the Company entered into a $250.0 million 3-year sustainability-linked unsecured revolving credit facility, to be used to fund vessels under construction and secondhand vessel acquisitions and for general corporate purposes (the "2022 RCF"). The 2022 RCF replaces the Company’s $150.0 million 2-year unsecured revolving credit facility and bears interest at market rate. To date, the Company has not drawn on the 2022 RCF.
Debt Offerings
In February 2021 and April 2021, we issued $200.0 million and $300.0 million, respectively, of 6.5% senior unsecured sustainability-linked bonds into the Nordic marketplace (collectively, the "NOK Bonds"). The bonds mature in February 2024 and April 2026, respectively, and bear interest at 6.5% per annum. If certain sustainability linked targets in the NOK Bonds are met, they are to be redeemed at maturity at 100.0% of the initial principal amount. If the sustainability linked targets are not met, the NOK Bonds are to be settled at maturity at 100.5% of the initial principal amount. The NOK Bonds are listed on the Oslo Stock Exchange.
In May 2021, the Company entered into a note purchase agreement to issue, in a private placement (the “Private Placement”), $500.0 million aggregate principal amount of fixed rate, sustainability-linked senior secured notes (the “Senior Secured Notes”). On May 21, 2021, the Company issued $450.0 million of such notes, comprised of $150.0 million aggregate principal amount of 3.91% Series A Senior Secured Notes due 2031, $170.0 million aggregate principal amount of 4.06% Series C Senior Secured Notes due 2033 and $130.0 million aggregate principal of 4.26% Series D Senior Secured Notes due 2036. The Company issued the remaining $50.0 million aggregate principal amount of 3.91% Series B Senior Secured Notes due 2031 in August 2021. The Private Placement was completed as part of an amendment and upsize of the Program.
In July 2021, the Company issued $750.0 million aggregate principal amount of 5.50% senior unsecured notes due 2029. The notes are a blue transition bond and Seaspan’s senior unsecured obligations and accrue interest at a rate of 5.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2022. The notes are not guaranteed by Atlas or any of its or Seaspan’s respective subsidiaries. The notes will mature on August 1, 2029, unless earlier repurchased or redeemed.
New Mobile Power Generation Contracts
In April 2021, APR Energy entered into contracts to provide 330 MW utilizing 10 aero-derivative gas turbines to provide peaking power in Mexicali, Mexico. These contracts represent the third consecutive year of project engagement and the contracts concluded at the end of the third quarter. In April, 2021, APR Energy also entered into contracts with Imperial Irrigation District (“IID”) for three aero-derivative gas turbines to provide grid stabilization solutions to southern California. This contract concluded on October 15, 2021. In January 2022, APR Energy entered into its first renewal with IID for three turbines. In December 2021, APR Energy entered into an agreement with Evolution Power Partners for up to 226 MW of gas power generation capacity in Itaguaí, Rio De Janeiro, for a minimum of twelve consecutive months commencing in May 2022. Additionally, in December 2021, APR Energy entered into a contract with a US counterparty to provide a dry lease of five turbines representing 120 MW for a minimum of twelve consecutive months commencing in February 2022.
Joint Venture Agreements
In March 2021, Atlas entered into a joint venture with ZE and executed a shareholders agreement with ZE to form the ZE JV. The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply.
In March 2022, Seaspan entered into a joint venture agreement to form a procurement joint venture with a leading independent ship management company to leverage the combined purchasing power of the partners and their respective affiliates to procure products and services. The business of the joint venture may be expanded in future to include offering procurement services to third party customers and any other business as may be agreed between the partners.

Changes in Senior Management
In January 2021, Graham Talbot was appointed Chief Financial Officer of Atlas and Seaspan.
In February 2021, Alistair Buchanan resigned as a director of Atlas.
In March 2021, Phillip Lord was appointed Chief Financial Officer of APR Energy.
In July 2021, Katie Wade was appointed a non-executive board member effective September 2021.
In August 2021, Benjamin Church was appointed as Chief Executive Officer of APR Energy.
In February 2022, Karen Lawrie resigned as General Counsel of Atlas and Seaspan.
Market Conditions
Containership leasing. Containerships play an integral role in global trade, facilitating the movement of goods around the world. GDP is an important measure of global trade, and global GDP growth is positively correlated with growth in container throughput. Container throughput has varied significantly since 2000 and was greater than 10% per annum in most years prior to the global credit crisis. In 2009, global container throughput declined by over 8% compared to the prior year, and after growing sharply in 2010 and 2011, ranged between 1.4% and 5.7% per annum between 2012 and 2017, as the global economy gradually recovered. In 2020, due to the impact of COVID-19, global economic expansion was halted in the first half of the year, but swiftly recovered in the latter half of the year and into 2021. Container throughput decrease for the year was approximately 1.4%. With the recovery from COVID-19, both charter rates and idle rates improved significantly. The idle fleet at the end of December 2021 was approximately 0.6% of the global fleet, as measured by TEU, compared to approximately 1.3% of the global fleet at the end of December 2020. Charter rates for 4,250 TEU Panamax vessels, for example, were approximately $87,000 per day in December 2021, compared to approximately $19,000 per day in December 2020.
The orderbook to global fleet rate was 23.3% at the end of December 2021, compared with 10.9% at the end of December 2020. Approximately 76% (in terms of TEU capacity) of the current containership orderbook is for vessels 10,000 TEU and greater in size. Vessels less than 4,000 TEU represent approximately 13% of the global containership orderbook, with only 106 vessels being on-order in the segments between 4,000 TEU and 9,999 TEU.
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
Impact of Recent Developments in Ukraine
In February 2022, as a result of the invasion of Ukraine by Russia, economic sanctions were imposed by the U.S., the EU, the UK and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. While it is difficult to estimate the impact of current or future sanctions on the Company’s business and financial position, these sanctions could adversely impact the Company’s operations and/or financial results. In the near term, we expect increased volatility in the region due to these geopolitical events and, with the support of our customers, our vessels have ceased trading to Russia for the time being. We also anticipate we could face challenges to recruit seafarers in sufficient numbers to replace Ukrainians seafarers who are not able or permitted to leave their country, given that Ukrainians constitute a significant number of our seafarers. Finally, we expect that the Russia-Ukraine conflict may exacerbate market volatility, and may impact access to and pricing of capital.

For more information regarding the risks relating to economic sanctions as a result of Russia’s invasion of Ukraine as well as the impact on retaining and sourcing our crew, see “Item 3. Key Information—D. Risk Factors."
Effects of COVID-19
The COVID-19 pandemic initially negatively affected global demand for seaborne transportation, decreasing freight and charter rates in the first half of 2020. Since then, however, the shipping industry has seen robust demand for seaborne transportation, with freight volumes and freight rates rebounding sharply. High demand for containerships has resulted in negligible vessel capacity available in certain size segments as of December 31, 2021, increasing charter rates for all segments and enabling us to recharter and forward fix many of our vessels which had charters expiring this year or in the near term at higher rates. Increased demand has also enabled us to execute shipbuilding contracts for 70 newbuilds since December 2020, with long-term charters attached. We believe future significant downside risk to our containership business is mitigated by our longstanding business relationships and the long-term contracts securing the majority of our fleet.
In our containership business, costs of operations have increased due to COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2021 increased to $6,766.0 compared to $6,010.0 per vessel per day for the year ended December 31, 2020. To mitigate, we have made logistical changes and worked with vendors to ensure continued access to equipment and supplies. We have also intentionally delayed or altered plans for repairs and vessel projects where practicable. For our crew, we have developed and implemented extended onboard management procedures and we have prepared response plans should any crew member fall ill onboard. In addition, although embarkation and disembarkation of seafarers remains challenging and there are increased costs associated, we are conducting crew changes at ports where transfers are permitted. Management has obtained agreements from certain charterers to alter trading routes to facilitate crew changes.
During 2020, APR Energy’s business was challenged by COVID-19 by the effective shutdown of government institutions in some jurisdictions, which impacted procurement processes for certain prospective projects. As economies recover from the effects of the COVID-19 pandemic, electricity demand is increasing. This increasing demand is coupled with a reduction in generation capacity from hydro-generation plants as a result of regional drought conditions and the decommissioning of thermal generation power plants as certain markets transition to renewable generation, creating shortfalls in anticipated power needs. APR Energy has secured contracts as a result of these conditions and continues to develop existing customer relationships to extend and expand its current contracts whenever possible. As of March 10, 2022, APR Energy had four turbines off contract (compared to 14 turbines off contract in March 2021), representing 120 megawatt capacity and 9.0% of the overall fleet capacity.
Some of our office staff continue to work remotely, but many have started to return to our physical offices. The return to office is being done on a gradual basis, as local health authorities ease COVID-19 related restrictions. During 2021, there was no meaningful increase in costs or expenses resulting from measures to facilitate remote working.
We continuously monitor the developing situation, as well as our customers’ response thereto, and make all necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to our company.
A.Results of Operations
Year Ended December 31, 2021 Compared with Year Ended December 31, 2020
The following discussion of our financial condition and results of operations is for the years ended December 31, 2021 and 2020 with the latter including the post-acquisition results of APR Energy from February 29, 2020.
Our consolidated financial statements have been prepared in accordance with U.S. GAAP and, except for number of shares, per share amounts and where otherwise specifically indicated, all amounts are expressed in millions of U.S. dollars.

Year Ended December 31,	2021	2020	2019
Statement of operations data (in millions of USD):
Revenue	$1,646.6	$1,421.1	$1,131.5
Operating expenses (income):
Operating expenses	339.6	274.6	229.8
Depreciation and amortization	366.7	353.9	254.3
General and administrative	90.6	65.4	33.1
Operating leases	146.3	150.5	154.3

Indemnity claim under acquisition agreement	(42.4)	—	—
Goodwill impairment	—	117.9	—
Income related to modification of time charters	—	—	(227.0)
(Gain) Loss on sale	(16.4)	0.2	—
Operating earnings	$762.2	$458.6	$687.0
Other expenses (income):
Interest expense	197.1	191.6	218.9
Interest income	(3.1)	(5.0)	(9.3)
Loss on debt extinguishment	127.0	—	—
(Gain) Loss on derivative instruments (1)	(14.1)	35.5	35.1
Other expenses(2)	21.8	27.3	2.0
Net earnings before income tax	433.5	209.2	440.3
Income tax expense	33.0	16.6	1.2
Net earnings	$400.5	$192.6	$439.1
Common shares outstanding at year end:	247,024,699	246,277,338	215,675,599
Per share data (in USD):
Basic earnings per common share	$1.36	$0.52	$1.72
Diluted earnings per common share	1.26	0.50	1.67
Dividends paid per common share	0.50	0.50	0.50
Statement of cash flows data (in millions of USD):
Cash flows provided by (used in):
Operating activities	$944.0	$694.2	$783.0
Investing activities	(1,693.9)	(859.9)	(475.6)
Financing activities	734.2	310.9	(481.5)
Net (decrease) increase in cash and cash equivalents and restricted cash	$(15.7)	$145.2	$(174.1)

Selected balance sheet data (at year end, in millions of USD):
Cash and cash equivalents	$288.6	$304.3	$195.0
Property, plant and equipment(3)	6,952.2	6,974.7	5,707.7
Other assets	3,328.8	2,010.1	2,014.3
Total assets	$10,569.6	$9,289.1	$7,917.0

Current liabilities	$1,175.5	$854.6	$769.5
Long-term debt	3,731.8	3,234.0	2,696.9
Operating lease liabilities	562.3	669.3	782.6
Other financing arrangements	1,239.3	801.7	373.9
Derivative instruments(1)	28.5	63.0	50.2
Other long-term liabilities	17.7	40.9	11.2
Shareholders’ equity	3,517.6	3,625.6	3,232.7
Cumulative redeemable preferred shares	296.9	—	—
Total liabilities and shareholders’ equity	$10,569.6	$9,289.1	$7,917.0

Other data:
Number of vessels in operation at year end	133	127	117
Average age of vessel fleet (TEU weighted basis) in years at year end	8.3	7.6	6.6
Vessel TEU capacity at year end	1,152,550	1,073,200	956,400
Average remaining lease period on vessel charters (TEU weighted basis)	5.0	3.7	4.1
Vessel utilization for the year ended(4)	98.7%	98.4%	98.9%
Power fleet utilization for the year ended(5)	73.8%	68.9%	74.0%
(1)All of our interest rate swap agreements are marked to market and the changes in the fair value of these instruments are recorded in “(Gain) Loss on derivative instruments”.
(2)Other expenses include foreign exchange gain or loss, loss on repatriation of currency from a foreign jurisdiction and undrawn credit facility fees.
(3)Property, plant and equipment include the net book value of vessels in operation, power generating equipment and other equipment.
(4)Vessel utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days (including time charter and bareboat ownership days) during the year. Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use.
(5)Power fleet utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity. Average Megawatt On-Hire is the amount of capacity that is under contract and available to customers for use. Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas.
Consolidated Financial Summary (in millions of USD, except for per share amount)
The following tables summarize Atlas’s consolidated financial results and segmental financial results, for the year ended December 31, 2021 and 2020.

	Years ended December 31,		Change
	2021	2020	$	%
Revenue	$1,646.6	$1,421.1	225.5	15.9%
Operating expense	339.6	274.6	65.0	23.7%
Depreciation and amortization expense	366.7	353.9	12.8	3.6%
General and administrative expense	90.6	65.4	25.2	38.5%
Indemnity claim under acquisition agreement	(42.4)	—	(42.4)	100.0%
Operating lease expense	146.3	150.5	(4.2)	(2.8)%
Goodwill impairment	—	117.9	(117.9)	(100.0)%
(Gain) Loss on sale	(16.4)	0.2	(16.6)	(8300.0)%
Operating earnings	762.2	458.6	303.6	66.2%
Interest expense	197.1	191.6	5.5	2.9%
Net earnings	400.5	192.6	207.9	107.9%
Net earnings attributable to common shareholders	335.4	125.5	209.9	167.3%
Earnings per share, diluted	1.26	0.50	0.76	152.0%
Cash from operating activities	944.0	694.2	249.8	36.0%

Segment Financial Summary	Year Ended December 31, 2021
	Containership Leasing	Mobile Power Generation	Elimination and Other (1)	Total
Revenue	$1,460.4	$186.2	$—	$1,646.6
Operating expense	289.3	50.3	—	339.6
Depreciation and amortization expense	307.9	58.8	—	366.7
General and administrative expense	49.9	37.1	3.6	90.6
Indemnity claim (income) under acquisition agreement	—	(42.4)	—	(42.4)
Operating lease expense	143.0	3.3	—	146.3
Gain on sale	(15.9)	(0.5)	—	(16.4)
Interest expense	178.8	20.2	(1.9)	197.1
Interest income	(0.3)	(2.8)	—	(3.1)
Income tax expense	0.8	32.2	—	33.0
(1)Elimination and Other includes amounts relating to change in contingent consideration asset, elimination of intercompany transactions and unallocated amounts.
Operating Results - Containership Leasing Segment
Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.
Total Ownership days increased by 2,466 days for the year ended December 31, 2021 compared to 2020. The increase was due to the delivery of seven vessels between December 2020 and December 2021, which contributed 1,040 days. Additionally, full year benefits from the fifteen vessels delivered during 2020 contributed 1,644 days.
Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for year ended December 31, 2021, and its comparative quarters:

	2020				2021				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2020	2021
Vessel Utilization:
Time Charter Ownership Days(1)	9,646	10,047	10,284	10,520	10,318	10,609	10,946	10,885	40,497	42,758
Bareboat Ownership Days(1)	1,069	1,092	1,104	1,104	1,112	1,092	1,105	1,265	4,369	4,574
Total Ownership Days	10,715	11,139	11,388	11,624	11,430	11,701	12,051	12,150	44,866	47,332
Less Off-Hire Days:
Scheduled Dry-Docking	(131)	(195)	(89)	(20)	(63)	(111)	(123)	(95)	(435)	(392)
Unscheduled Off-Hire(2)	(90)	(90)	(68)	(29)	(25)	(60)	(44)	(93)	(277)	(222)
Ownership Days On-Hire	10,494	10,854	11,231	11,575	11,342	11,530	11,884	11,962	44,154	46,718
Vessel Utilization	97.9%	97.4%	98.6%	99.6%	99.2%	98.5%	98.6%	98.5%	98.4%	98.7%
(1)Ownership Days for bareboat charters exclude days prior to the initial charter hire date.
(2)Unscheduled off-hire includes days related to vessels being off-charter.
Vessel Utilization increased for the year ended December 31, 2021 compared to 2020. The increase was primarily due to a decrease in the number of Scheduled Dry-Docking days and Unscheduled Off-Hire days.
During the year ended December 31, 2021, we completed dry-dockings for four 10,000 TEU vessels, three 4,500 TEU vessels, eight 4,250 TEU vessels and three 2,500 TEU vessels. During the year ended December 31, 2020, we completed dry-dockings for five 14,000 TEU vessels, five 10,000 TEU vessels, four 8,500 TEU vessels, eight 4,250 TEU vessels and two 2,500 TEU vessels.
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

For the year ended December 31, 2021, the Average Megawatt Capacity was 1,355MW on a weighted average basis. During this period 73.8% of the power fleet were under contract.
The following table summarizes the Power Fleet Utilization, for the year ended December 31, 2021, and its comparative quarters:

	2020(1)				2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2020	2021
Power Fleet
Average Megawatt On-Hire(2)	934	966	1,131	866	866	1,063	1,246	826	974	1,000
Average Megawatt Capacity(3)	1,428	1,413	1,414	1,402	1,360	1,360	1,356	1,345	1,414	1,355
Power Fleet Utilization(4)	65.4%	68.4%	80.0%	61.8%	63.7%	78.2%	91.9%	61.4%	68.9%	73.8%
(1)Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas.
(2)Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use post commercial operation date.
(3)Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet.
(4)Power fleet utilization in comparative periods has been adjusted to reflect average utilization during the quarter.
Power Fleet Utilization increased for the year ended December 31, 2021, compared with the year ended December 31, 2020. The increase was mostly due to the new contracts entered into during 2021.
Financial Results Summary
Revenue
Revenue increased by 15.9% to $1,646.6 million for the year ended December 31, 2021 compared to 2020. The increase in revenue was primarily due to 16.7% revenue growth attributable to the Containership Leasing segment, of which 87.6% was attributable to the existing asset base, and 12.4% was attributable to assets added during the year. The remainder of the change was due to a 0.8% decrease attributable to the Mobile Power Generation segment.
Operating Expense
Operating expense increased by 23.7% to $339.6 million for the year ended December 31, 2021 compared to 2020. The increase was primarily due to a growth of the Seaspan operating fleet. The remainder is due to Mobile Power Generation segment expenses, mainly due to inventory obsolescence expense.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 3.6% to $366.7 million for the year ended December 31, 2021 compared to 2020. The increase was primarily due to a growth of the Seaspan operating fleet offset by a decrease of APR depreciation related to the remeasurement its asset retirement obligation and fixed assets disposals during the year.
General and Administrative Expense
General and administrative expense increased by 38.5% to $90.6 million for the year ended December 31, 2021 compared to 2020. The increase was attributable to change in fair value of the contingent consideration assets and increases in share based compensation.
Operating Lease Expense
Operating lease expense decreased by 2.8% to $146.3 million for the year ended December 31, 2021 compared to 2020. The decrease was primarily due to a decrease in LIBOR and a reassessment due to a lease modification in Q3 2021.

Interest Expense
The following table summarizes our borrowings:

(in millions of US dollars)	As of December 31,		Change
	2021	2020	$	%
Long-term debt:
Revolving credit facilities	$—	$283.0	(283.0)	(100.0)%
Term loan credit facilities	2,341.8	2,583.8	(242.0)	(9.4)%
Senior Unsecured Notes	1,302.4	80.0	1,222.4	1,528.0%
Fairfax Notes	—	600.0	(600.0)	(100.0)%
Senior Unsecured Exchangeable Notes	201.3	201.3	—	0.0%
Senior Secured Notes	500.0	—	500.0	100.0%
Debt discount and fair value adjustment	(5.1)	(137.1)	132.0	96.3%
Deferred financing fees on long term debt	(57.6)	(44.9)	(12.7)	(28.3)%
Long term debt	4,282.8	3,566.1	716.7	20.1%

Other financing arrangements	1,363.1	879.5	483.6	55.0%
Deferred financing fees on other financing arrangements	(23.3)	(13.7)	(9.6)	(70.1)%
Other financing arrangement	1,339.8	865.8	474.0	54.7%

Total deferred financing fees	80.9	58.6	22.3	38.1%
Total borrowings(1)	5,703.5	4,490.5	1,213.0	27.0%
Vessels under construction	(1,095.6)	(42.0)	(1,053.6)	(2,508.6)%
Operating borrowings(1)	$4,607.9	$4,448.5	159.4	3.6%
(1)Total borrowings is a non-GAAP financial measure which comprises of long-term debt and other financing arrangements, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP.
Interest expense increased by $5.5 million to $197.1 million for the year ended December 31, 2021 compared to 2020 primarily due to the issuance of the senior secured and senior unsecured notes, partially offset by a decrease in LIBOR.
Loss on Derivative Instruments
The change in fair value of financial instruments resulted in a gain of $14.1 million for the year ended December 31, 2021 compared to a loss of $35.5 million for the year ended December 31, 2020. The gain for this period was primarily due to an increase in the forward LIBOR curve partially offset by the impact of swap settlements.
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
The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $6.9 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $16.6 million.
The fair value of the Fairfax derivative put instruments at each reporting period was subject to changes in our company specific credit risk and the risk-free yield curve. With the Amendment of the Fairfax Notes in June 2021, the put option was eliminated.
Our derivative instruments, including interest rate swap and put instruments were marked to market with all changes in the fair value of these instruments recorded in “(Gain) Loss on Derivative instruments” in our Consolidated Statement of Operations.
Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further discussion.
Effects of Hyperinflation
APR Energy operates in Argentina, where repatriation of cash generated from operations is subject to the country’s historically unpredictable currency regulations, resulting in the creation of a two-tiered currency market. Under current currency controls, the amount of cash in pesos convertible to US dollars using the rate available at the central bank (the “Central Bank rate”) is limited. Thus, the remaining pesos are converted using the Blue-Chip swap market, at approximately a 49.8% discount to the Central Bank rate as of December 31, 2021.
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
The fair value of the contingent consideration asset is subject to fluctuations in the difference between the Central Bank rate and Blue-Chip swap market rate, as well as our estimate of the amount of cash we expect to repatriate. These factors are estimates and are expected to change through the life of the indemnity arrangement, causing the fair value to fluctuate significantly. Based on current expectations of cash repatriation, an increase of 5% in the discount on the Central Bank rate will result in an approximately $0.6 million increase in the fair value of the contingent consideration asset. As these factors may change, the fair value of the contingent consideration asset is an estimate and may deviate significantly from the actual cash settlements realized from the sellers of APR Energy.
B. Liquidity and Capital Resources
Liquidity
The Company’s business model is focused on generating stable long-term cash flows, and using that predictability to reduce overall cost of capital. Maintaining strong liquidity is a core pillar of the Company’s financial strategy, allowing it to take advantage of attractive opportunities to deploy capital quickly as they arise through economic and industry cycles. A strong base of liquidity also allows the Company to mitigate short-term market shocks and maintain consistent distributions to its shareholders. The Company’s primary sources of liquidity are cash and cash equivalents, undrawn credit facilities, committed financings for its newbuild vessels, cash flows from operations, capital recycling, as well as access to public and private capital markets.
Consolidated liquidity as of December 31, 2021 was comprised of the following:

(in millions of US dollars)	December 31,		Change
	2021	2020	$	%
Cash and cash equivalents	$288.6	$304.3	$(15.7)	(5)%
Undrawn revolving credit facilities(1)	600.0	217.0	383.0	176%
Undrawn term loan credit facilities(2)	—	250.0	(250.0)	(100)%
Total liquidity	$888.6	$771.3	$117.3	15%
Total committed and undrawn newbuild financings	5,974.7	—
Total liquidity including newbuild financings	6,863.3	771.3
(1)Undrawn revolving credit facilities as of December 31, 2021 included $550.0 million (2020 - $167.0 million) available from Seaspan and $50.0 million (2020 - $50.0 million) available from APR energy.
(2)Undrawn term loan credit facilities as of December 31, 2020 included $250.0 million available from sustainability-linked term loan maturing on October 14, 2026.
As of December 31, 2021, consolidated liquidity was sufficient to meet near-term requirements. As of December 31, 2021, the Company had consolidated liquidity of $888.6 million, excluding $5,974.7 million of committed but undrawn financings related to our newbuild vessels, which represents an increase from $771.3 million in the prior 2020 period.
Unencumbered Assets
The Company’s growing base of unencumbered assets is a fundamental objective to achieving an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that it’s unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at December 31,
(in millions of USD)	2017	2018	2019	2020	2021
Number of Vessels	21	31	28	31	36
Net Book Value	828	912	859	1,109	1,369
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of December 31, 2021, the Company had total gross contracted cash flows of $10.8 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following tables provides a summary of gross contracted cash flows.
As of December 31, 2021, minimum future revenues on committed operating leases were as follows:

(in millions of USD)	Operating lease revenue (1)
2022	$1,604.1
2023	1,470.5
2024	1,180.0
2025	806.8
2026	463.3
Thereafter	344.7
$5,869.4
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
Minimum future revenues assume that, during the term of the lease, i) there will be no unpaid days, ii) extensions included only if exercise is our unilateral option, and iii) no lease extensions. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.

As of December 31, 2021, the undiscounted minimum cash flows related to lease receivable on financing leases are as follows:

(in millions of USD)	Lease receivable on financing leases
2022	$79.3
2023	79.3
2024	79.5
2025	79.3
2026	79.3
Thereafter	1,051.5
$1,448.2
The Company’s 2021 growth strategy, included a strong focus on growing it’s vessel fleet. As of December 31, 2021, the gross contracted cash flows for its 67 undelivered vessels were as follows:

(in millions of USD)	Contracted cash flows
2022	$62.8
2023	431.9
2024	975.8
2025	967.4
2026	967.4
Thereafter	7,415.4
$10,820.7
The Company’s commitment to growth in 2021 was achieved in line with its capital structure objectives, focusing on strengthening its balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership and power generation industries.
The Company lengthened and diversified the maturity profile of its debt and diversified its sources of capital through multiple notes issuances in the U.S. and Norwegian unsecured credit markets, as well as long duration secured notes issued to life insurance investors. This supported the Company’s initiative to successfully achieve committed financings for its newbuild vessels program. In conjunction with its newbuild strategy and associated debt financing, the Company dramatically increased its long-term gross contracted cash flows, primarily through increasing charter lengths for its existing containership fleet and acquiring attractive second-hand containership assets coupled with long-term charter contracts.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in 2022, further growing its liquidity through capital recycling and expansion of its revolving credit facilities, diversifying sources of capital to enhance financial flexibility, managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.
Borrowings
The following table summarizes our borrowings:

(in millions of US dollars)	As of December 31,		Change
	2021	2020	$	%
Long-term debt:
Revolving credit facilities	$—	$283.0	(283.0)	(100.0)%
Term loan credit facilities	2,341.8	2,583.8	(242.0)	(9.4)%
Senior unsecured notes	1,302.4	80.0	1,222.4	1,528.0%
Fairfax Notes	—	600.0	(600.0)	(100.0)%
Senior unsecured exchangeable notes	201.3	201.3	—	—
Senior secured notes	500.0	—	500.0	100.0%
Debt discount and fair value adjustment	(5.1)	(137.1)	132.0	96.3%
Deferred financing fees on long term debt	(57.6)	(44.9)	(12.7)	(28.3)%
Long term debt	4,282.8	3,566.1	716.7	20.1%

Other financing arrangements	1,363.1	879.5	483.6	55.0%
Deferred financing fees on other financing arrangements	(23.3)	(13.7)	(9.6)	(70.1)%
Other financing arrangement	1,339.8	865.8	474.0	54.7%

Total deferred financing fees	80.9	58.6	22.3	38.1%
Total borrowings	5,703.5	4,490.5	1,213.0	27.0%
Vessels under construction	(1,095.6)	(42.0)	(1,053.6)	(2,508.6)%
Operating borrowings	$4,607.9	$4,448.5	159.4	3.6%
The Company’s approach is to target a long-term debt-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s debt-to-asset ratio was 40.5% as of December 31, 2021 compared to 38.4% at December 31, 2020.
The consolidated weighted average interest rate for December 31, 2021 was 3.26% compared to 2.87% at December 31, 2020. The weighted average interest rates for the containership segment, power generation segment, and Atlas Corp. (on an unconsolidated basis) were 3.14%, 5.55%, and 7.13%, respectively, for the year ended December 31, 2021 (December 31, 2020: 2.73%, 5.46%, and 0.0%, respectively).
Credit Facilities
The Company’s credit facilities are primarily secured by assets, including first-priority mortgages granted on 65 of its vessels and substantially all of its power generation assets, together with other related security.
As of December 31, 2021, the Company had $2.3 billion principal amount outstanding under its credit facilities, of which $2.1 billion was related to the containership leasing business and $213.2 million was related to the power generation business. There were no amounts outstanding under our revolving credit facilities. A total of $600.0 million was undrawn, of which $550.0 million was available to the containership leasing business ($150.0 million of which was unsecured), and $50.0 million was available to the power generation business.
On a consolidated basis as of December 31, 2021, scheduled principal repayments on our credit facilities were as follows:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(1)	Net Book Value of Vessels Unencumbered(1)
2022	$229.0	$326.5	$555.5	8	$679.6
2023	167.1	209.3	376.4	3	362.2
2024	148.9	—	148.9	—	—
2025	146.1	—	146.1	—	—
2026	77.1	774.5	851.6	—	—
2027	16.9	224.4	241.3	—	—
2028	8.8	—	8.8	—	—
2029	8.8	—	8.8	—	—
2030	4.4	—	4.4	2	171.7
2031	—	—	—	—	—
Thereafter	—	—	—	52	3,226.3
Total	$807.1	$1,534.7	$2,341.8	65	$4,439.8
(1)APR Energy's debt matures in 2023 and 2026, and is secured by certain power generation assets.
Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered "failed-sales". This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of December 31, 2021, the Company has 26 vessels financed under these sale-leaseback financing arrangements. As of December 31, 2021, these arrangements provided for borrowings of approximately $1,363.1 million.
On a consolidated basis as of December 31, 2021, scheduled repayments on our other financing arrangements were as follows:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered (1)(2)
2022	$101.0	$—	$101.0	—	$—
2023	101.4	—	101.4	—	—
2024	102.6	—	102.6	—	—
2025	97.4	—	97.4	—	—
2026	94.2	—	94.2	—	—
2027	94.2	—	94.2	—	—
2028	94.2	—	94.2	—	—
2029	86.5	27.0	113.5	2	191.1
2030	61.3	181.0	242.3	7	576.4
2031	44.8	60.0	104.8	2	169.3
Thereafter	98.1	119.4	217.5	7	589.0
Total	$975.7	$387.4	$1,363.1	18	$1,525.8
(1)Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.
(2)Newbuilds that have not been delivered as at December 31, 2021, have not been included.
Notes
As of December 31, 2021, we had an aggregate of $2.0 billion outstanding under notes, $1.5 billion of which was unsecured, with the remaining $0.5 billion secured by assets held by our containership segment. The Company’s outstanding notes are summarized below.

7.125% 2027 Atlas
As of December 31, 2021, we had $52.3 million outstanding under the Atlas Notes. The Atlas Notes were issued in May 2021 pursuant to the Exchange Transaction, and are callable at par plus accrued and unpaid interest, if any, at any time after May 2023. In the event of certain changes in withholding taxes, at our option, we may redeem the notes, in each case in whole, but not in part, at a redemption price equal to 100.0% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as defined in the Atlas Notes), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
3.75% 2025 Exchangeable Notes
As of December 31, 2021, we had $201.3 million outstanding under our 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”). The Exchangeable Notes were issued in December 2020, and are exchangeable at the holders’ option into an aggregate 15,474,817 common shares at an initial exchange price of $13.005 per share, the cash equivalent or a combination thereof, as elected by the Company, at any time on or after September 15, 2025, or earlier upon the occurrence of certain market price triggers, significant corporate events, or in response to early redemption elected by us. The holders may require us to redeem the notes upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Company may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of our common shares is at least 130.0% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100.0% of the principal amount, plus accrued and unpaid interest.
Concurrently with the issue of Exchangeable Notes, the Company entered into capped call transactions using $15.5 million in proceeds from the issuance of the notes. The capped call transactions provide the Company with the option to purchase up to 15,474,817 common shares at a price per share of $17.85. The capped call is intended to reduce the potential dilution to shareholders and/or offset any cash payments that are required upon an exchange.
Sustainability-Linked NOK Bonds
As of December 31, 2021, we had an aggregate $500.0 million outstanding under our NOK Bonds. The NOK Bonds were issued in the Nordic bond market in February 2021 ($200.0 million) and April 2021 ($300.0 million), bear interest at 6.5% per annum, and mature in February 2024 and April 2026, respectively. Upon maturity, 100.0% of the principal balance is due, or 100.5% if certain sustainability-linked targets are not achieved, except in the event of certain eligible changes in tax law. As of December 31, 2021, the sustainability-linked targets had been achieved, which targeted capital expenditure for projects which mitigate carbon emissions, including LNG vessel technology. Upon the occurrence of a change of control or a delisting event (each as defined in the NOK Bonds), each holder of NOK Bonds will have the right to require the Company to purchase all or a portion of such holder’s NOK Bonds at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
Blue Transition 5.50% 2029 Notes
As of December 31, 2021, we had $750.0 million outstanding under our blue transition 5.5% senior unsecured notes due 2029 (the “5.5% 2029 Notes”). The 5.5% 2029 Notes were issued in July 2021, bear interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022, and mature in 2029. The blue transition structure includes designated uses of proceeds for carbon mitigating projects, and were developed to align with the Company’s sustainability efforts.
Sustainability-Linked Senior Secured Notes
As of December 31, 2021, we had $500.0 million outstanding under our Senior Secured Notes. The notes were issued pursuant to a U.S. private placement with life insurance companies and comprise four series. The Series A, Series C and Series D Senior Secured Notes, totaling $450.0 million, were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B Senior Secured Notes, totaling $50.0 million, were issued in August 2021, with an interest rate of 3.91%, and mature in 2031. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
Operating Leases
As of December 31, 2021, there were 14 vessel operating lease arrangements. Under 13 of the operating lease arrangements the Company may purchase the vessels for a predetermined purchase price. As of December 31, 2021, there were total commitments, excluding purchase options, under vessel operating leases from 2022 to 2029 of approximately $791.2 million.

Based on current market conditions, the Company expects that it will exercise the purchase options for the 13 vessels under operating lease which include purchase options. These purchase option prices are $681.0 million in aggregate for the 13 vessels, and would be exercised between January 2023 and November 2026. If exercised, the term of the operating leases would be shortened, and the amount paid by the Company under the operating leases (excluding the purchase option price) would be less than the total commitment outlined below. In January 2022, the Company exercised its option to purchase one 10,000 TEU vessel. The purchase is expected to complete in January 2023 at the pre-determined purchase price of $52.7 million.
At December 31, 2021, the commitment under operating leases relating to vessels was $780.7 million for 2022 to 2029, and for other leases it was $10.5 million for the remainder of 2021 to 2024. Total commitments under these leases are as follows:

2022	$145.1
2023	147.7
2024	150.6
2025	126.8
2026	111.9
Thereafter	109.1
$791.2
Capital Commitments
As of December 31, 2021, the Company had 67 newbuild vessels under construction (December 31, 2020 – five vessels). The Company had outstanding commitments for the remaining installment payments as follows:

2022	$1,103.2
2023	2,712.5
2024	2,457.8
Total	$6,273.5

Recently we have seen increasing consensus around expectations for heightened inflation that is more than temporal. These expectations align with expectations for our business segments, as the cost of transport and power are major components of inflation, and the underlying demand for our business segments is closely linked to both global GDP growth and inflation. While we expect these factors to continue to be a net positive for our business segments, we anticipate that expectations of quantitative tightening and rising interest rates intended to combat inflation may continue to cause volatility in the equity and credit markets near-term, impacting the pricing of our publicly traded securities, notwithstanding strong and stable underlying performance and asset values.
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
Our credit, lease and other financing arrangements and our Notes also contain various covenants limiting our ability to, among other things:
•allow liens to be placed on the collateral securing the facility;
•enter into mergers with other entities;
•conduct material transactions with affiliates; or
•change the flag, class or management of the vessels securing the facility.
The Company’s credit, lease and other financing arrangements also contain certain financial covenants, including, among others, covenants requiring the relevant entities to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. Seaspan’s 2022 RCF and 5.5% 2029 Notes container incurrence-based covenants which may subject us to additional specified limitations, including limitations on dividend payments in excess of a specified amount, subject to a specified calculation which may increase or decrease over time. To the extent the Company is unable to satisfy the requirements under its credit facilities and lease and other financing arrangements, the Company may be unable to borrow additional funds under the facilities, and if it is not in compliance with specified financial ratios or other requirements under our credit, lease and other financing arrangements or our Notes, we may be in breach of the facilities and lease and other financing arrangements or our Notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit facilities, operating leases, other financing arrangements, or our Notes if we experience a change of control, and may also result in financial penalties. We were in compliance with these covenants as at December 31, 2021.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in millions of USD)	2021	2020
Net cash flows from operating activities	$944.0	$694.2
Net cash flows used in investing activities	(1,693.9)	(859.9)
Net cash flows from financing activities	734.2	310.9
Operating Cash Flows
Net cash flows from operating activities were $944.0 million for the year ended December 31, 2021, an increase of $249.8 million compared to 2020. The increase in net cash flows from operating activities for the year ended December 31, 2021, compared to the prior year, was primarily due to net cash flows from chartering of seven additional vessels delivered during 2021 and higher revenue due to increases in the charter rates in 2021.
For further discussion of changes in revenue and expenses, please read “Financial Results Summary.”
Investing Cash Flows
Net cash flows used in investing activities were $1,693.9 million for the year ended December 31, 2021, an increase of $834.0 million compared to 2020. Increase in cash used was primarily due to the purchase of seven vessels during the year ended December 31, 2021 and payment on installments for vessels under construction partially offset by proceeds from sale of one vessel.
Financing Cash Flows
Net cash flows from financing activities were $734.2 million for the year ended December 31, 2021, compared to net cash flows from financing activities of $310.9 million in 2020. This represents a net increase of $423.3 million in cash flows from financing activities for the year ended December 31, 2021, compared to 2020. Increase was primarily due to proceeds received from long-term debt and other financing arrangements related to newbuild financing, partially offset by redemption of Fairfax notes and redemption of preferred shares.
Ongoing Capital Expenditures and Dividends
The average age of the vessels in our operating fleet is approximately eight years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the year ended December 31, 2021, we completed 18 dry-dockings, compared to 24 dry-dockings in 2020.
The average age of the turbines is eight years and the average age of our diesel generators is 12 years. Capital expenditures for these assets primarily relate to mobilization and decommissioning requirements included in substantially all lease contracts. During the year ended December 31, 2021, we mobilized and decommissioned four and five sites, respectively.
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
(1)the remaining lives of our property plant and equipment;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;

(3)future contract rates for our assets after the end of their existing leases agreements;
(4)our future operating and interest costs;
(5)future operating and financing costs;
(6)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(7)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(8)unanticipated future events and other contingencies.
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
The following dividends were paid or accrued for the periods indicated:

	Year Ended December 31,
(in millions of USD, except per share amounts)	2021	2020

Dividends on common shares
Declared, per share	$0.50	$0.50
Paid in cash	124.6	120.0
Reinvested in common shares through our dividend reinvestment plan	0.3	0.3
	$124.9	$120.3
Dividends on preferred shares (paid in cash)
Series D	$10.1	$10.1
Series E	7.5	11.2
Series G	10.7	16.0
Series H	17.8	17.8
Series I	12.0	12.0
Series J	8.1	—
For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”
For 2021 and 2020, dividends on our Series D, E, G, H and I preferred shares accrue at rates per annum of 7.95%, 8.25%, 8.20%, 7.875% and 8.00%, respectively. On July 1, 2021, we redeemed all of our outstanding Series E and Series G preferred shares. Our Series J preferred shares were issued in June 2021 and dividends accrue at 7.0% per annum.
C.Research and Development, Patents and Licenses
Not applicable.
D.Trend information
See Item 5 “Operating and Financial Review and Prospects” for information on the following trend information:
a.“Recent Developments in 2021 and 2022” for detail on recent material events;
b.“Market Conditions” for information on the containership leasing and power generation markets;
c.“Effects of COVID” for detail on how COVID is impacting our business;
d.“Impact of Recent Developments in Ukraine” for information on how this conflict may impact our business.

See Item 5.B. “Liquidity and Capital Resources” for detail on our commitments with respect to contracted lease payment receipts as well as credit and other material obligations.
E.Critical Accounting Estimates
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

For the year ended December 31, 2021 and December 31, 2020, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded.
During 2021, Seaspan entered into agreements to sell a total of seven vessels, including the sale of one vessel which was concluded during the fourth quarter of 2021.. Under current market conditions for our containership leasing segment, we intend to continue to hold and operate our core vessels. Although time charter rates in 2021 have increased we expect that in the near future they will stabilize. Future time charter rates impact our average estimated daily time charter rate used in future impairment analyses and if this declines, this may result in estimated undiscounted future operating net cash flows being less than the carrying value of certain of our Panamax-size vessels or below and may require us to recognize non-cash impairment charges in the future equal to the excess of the impacted vessels’ carrying value over their fair value. The determination of the fair value of vessels will depend on various market factors and our reasonable assumptions at that time, including time charter rates, operating expenses, capital expenditures, inflation, fleet utilization, residual value, remaining useful life and discount rates. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.
The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2021. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind. Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment charge for any of the vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable. For those vessels that have carrying values in excess of their charter-free market values as of December 31, 2021, we have not identified any events or changes in circumstances indicating that the carrying amount may not be recoverable. Accordingly, we have not recorded an impairment charge related to those vessels as of December 31, 2021.

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2021(1) (in millions of USD)	Vessel Carrying Value at December 31, 2020 (in millions of USD)
CMA CGM Chile	15000	2019	$125.2	$—
CMA CGM Mexico	15000	2019	123.9	—
YM Wish	14000	2015	91.5	94.9
YM Wellhead	14000	2015	91.3	94.7
YM Witness	14000	2015	88.8	92.1
YM World	14000	2015	86.1	89.5
YM Wondrous	14000	2015	86.2	89.5
YM Wholesome	14000	2015	86.2	89.6
YM Worth	14000	2015	86.3	89.5
YM Welcome	14000	2016	90.7	94.0
YM Wreath	14000	2017	95.2	95.6
COSCO Glory	13100	2011	118.2	123.1
COSCO Pride	13100	2011	118.3	123.2
COSCO Development	13100	2011	119.5	124.7
COSCO Harmony	13100	2011	119.5	124.4
COSCO Excellence	13100	2012	123.5	128.8
COSCO Faith	13100	2012	124.3	129.4
COSCO Hope	13100	2012	122.9	127.9
COSCO Fortune	13100	2012	123.2	128.2
Madrid Express	13000	2010	69.2	72.1
Paris Express	13000	2011	69.4	72.3
MSC Siya (formerly Kota Petani)	12000	2018	—	88.5
Buenos Aires Express (formerly Kota Pemimpin)	12000	2018	85.9	88.6
Seaspan Harrier	12000	2018	88.3	91.1
Seaspan Falcon	12000	2018	88.3	91.2
Seaspan Raptor	12000	2018	88.3	91.2
Seaspan Osprey	12000	2018	87.1	89.8
APL Dublin	10700	2012	58.6	60.9
APL Paris	10700	2012	58.6	60.9
APL Southampton	10700	2012	58.4	60.8
Seaspan Ganges	10000	2014	79.7	82.8
Seaspan Yangtze	10000	2014	80.0	83.1
Seaspan Zambezi	10000	2014	80.6	83.7
Maersk Guayaquil	10000	2015	74.7	77.5
Seaspan Thames	10000	2014	65.0	67.5
Seaspan Amazon	10000	2014	65.0	67.5
Seaspan Hudson	10000	2015	67.6	70.2
CMA CGM Tuticorin	10000	2015	67.7	70.2
Seaspan Brilliance	10000	2014	65.0	67.5
Seaspan Belief	10000	2015	67.8	70.3
Seaspan Beauty	10000	2015	67.7	70.3
Seaspan Bellwether	10000	2015	68.5	71.0
Maersk Guatemala	10000	2015	67.9	70.6

Maersk Gibraltar	10000	2016	70.7	73.2
CMA CGM Mundra	10000	2018	86.0	88.9
CMA CGM Mumbai	10000	2018	85.6	88.6
CMA CGM Cochin	10000	2018	75.3	77.7
CMA CGM Chennai	10000	2018	75.1	77.6
CSCL Zeebrugge	9600	2007	64.8	68.4
CSCL Long Beach	9600	2007	66.2	69.8
Seaspan Adonis	9600	2010	31.6	32.6
APL Mexico City	9200	2013	59.0	61.2
APL New York	9200	2013	58.5	60.9
APL Vancouver	9200	2013	58.6	60.9
Seaspan Oceania	8500	2004	38.7	40.8
CSCL Africa	8500	2005	38.9	41.1
COSCO Japan	8500	2010	82.9	87.1
COSCO Korea	8500	2010	83.6	87.6
COSCO Philippines	8500	2010	82.7	87.1
COSCO Malaysia	8500	2010	84.1	88.2
COSCO Indonesia	8500	2010	84.5	88.6
COSCO Thailand	8500	2010	86.0	89.6
COSCO Prince Rupert	8500	2011	87.7	91.8
COSCO Vietnam	8500	2011	88.0	91.8
Gulf Bridge	8500	2010	56.8	—
ZIM Charleston	8500	2010	56.7	—
Seaspan Emerald	5100	2009	50.1	52.7
Altamira Express (formerly Seaspan Eminence)	5100	2009	51.0	53.5
MOL Emissary	5100	2009	50.7	54.2
MOL Empire	5100	2010	52.2	54.8
Brotonne Bridge	4500	2010	63.0	65.1
Seaspan Kyoto (formerly Brevik Bridge)	4500	2011	64.8	66.4
Seaspan Kobe (formerly Bilbao Bridge)	4500	2011	64.1	66.0
Seaspan Chiba (formerly Berlin Bridge)	4500	2011	67.4	68.5
Budapest Bridge	4500	2011	67.2	69.7
Seaspan Hamburg	4250	2001	17.4	18.0
Seaspan Chiwan	4250	2001	17.4	18.4
Seaspan Ningbo	4250	2002	18.5	19.9
Seaspan Dalian	4250	2002	19.1	20.5
Seaspan Felixstowe	4250	2002	19.7	20.8
Seaspan Vancouver	4250	2005	21.2	22.5
Seaspan New York	4250	2005	21.4	22.4
Seaspan Melbourne	4250	2005	26.9	28.6
CSCL Brisbane	4250	2005	27.0	28.7
Seaspan New Delhi	4250	2005	29.3	30.8
Seaspan Dubai	4250	2006	29.4	31.2
Seaspan Jakarta	4250	2006	29.9	31.4

Seaspan Saigon	4250	2006	30.1	31.5
Seaspan Lahore	4250	2006	31.1	32.6
Rio Grande Express	4250	2006	31.1	32.3
Seaspan Santos	4250	2006	31.5	32.5
Seaspan Rio de Janeiro	4250	2007	31.8	33.4
Seaspan Manila	4250	2007	32.0	33.8
Seaspan Loncomilla	4250	2009	20.0	20.8
Seaspan Lumaco	4250	2009	19.5	19.9
Seaspan Lingue	4250	2010	19.5	20.3
Seaspan Lebu	4250	2010	19.1	19.8
COSCO Fuzhou	3500	2007	15.2	15.8
COSCO Yingkou	3500	2007	17.0	17.5
Maersk Nile (formerly CSCL Panama)	2500	2008	16.9	17.1
Maersk Nansha (formerly CSCL Sao Paulo)	2500	2008	16.9	17.0
CSCL Montevideo	2500	2008	15.3	16.0
CSCL Lima	2500	2008	15.5	16.2
Maersk Nadi (formerly CSCL Santiago)	2500	2008	16.2	16.3
Maersk Newark (formerly CSCL San Jose)	2500	2008	16.0	16.6
Maersk New Delhi (formerly CSCL Callao)	2500	2009	16.5	17.3
Maersk Ningbo (formerly CSCL Manzanillo)	2500	2009	17.5	18.3
Seaspan Guayaquil	2500	2010	17.2	18.0
Seaspan Calicanto	2500	2010	17.8	18.6
Seaspan Loga	2500	2006	8.4	8.7
Seaspan Hannover	2500	2006	8.4	8.6
Total			$6,580.3	$6,555.2
(1)At December 31, 2021, the charter-free market values for all vessels were greater than their carrying values.
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
For the year ended December 31, 2021, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of these assets may not be recoverable and accordingly, no impairment was recorded.

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
Our goodwill comprising of $75.3 million from our January 2012 acquisition of Seaspan Management Services Limited (“SMSL”), allocated to the containership leasing segment, and was tested for impairment on November 30, 2021. We have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit, is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment.
On November 30, 2021, we performed a qualitative assessment to identify potential impairment. We evaluated factors that would impact the discounted cash flow, including the time charter rates, vessel utilization rates, ship operating expenses, operating life of our vessels, the inflation rate and our cost of capital and concluded that our goodwill was not impaired. The amount, if any, and timing of any goodwill impairment charges that we may recognize in the future will depend upon then current assumptions, which may differ materially from those used on November 30, 2021.
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
We use judgment in determining the amount and timing of settlements, which may change materially in response to factors including, but not limited to changes in laws and regulations, the emergence of new technology, and changes to the timing and scope of work. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability or to depreciation expense if the asset is fully depreciated.
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
An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired, liabilities assumed, contingent consideration and non-controlling interest, if any, in a business combination.
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
Discontinuation of LIBOR
The Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company's financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. Transition activities are focused on the conversion of existing LIBOR based contracts to the Secured Overnight Financing Rate.
Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, using the modified retrospective method, whereby the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. As a result of the adoption, the Company recognizes the maximum potential dilutive effect of our exchangeable notes in diluted EPS using the if-converted method.
F.Off-Balance Sheet Arrangements
As at December 31, 2021, we do not have any off-balance sheet arrangements.
Item 6.     Directors and Senior Management
A.Directors and Senior Management
Our directors and executive officers as of March 10, 2022, and their ages as of December 31, 2021, are listed below.

Name	Age	Position
David Sokol	65	Director and Chairman of the board of directors
Bing Chen	55	Director, President & Chief Executive Officer
Graham Talbot	57	Chief Financial Officer
Tina Lai	45	Chief Human Resources Officer
Torsten Holst Pedersen	51	Chief Operating officer
Sarah Pybus	43	Associate General Counsel & Compliance Officer
Krista Yeung	41	Vice President, Accounting & Tax
Lawrence Chin	45	Director
John Hsu	58	Director
Nicholas Pitts-Tucker	71	Director
Lawrence Simkins	60	Director
Katie Wade	49	Director
Stephen Wallace	66	Director
David Sokol. David Sokol was appointed a director and chairman of Atlas in November 2019 and served as a director and chairman of Seaspan from 2017 to 2020. Mr. Sokol is also chair of the executive committee and a member of the compensation and governance committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Fort Lauderdale, Florida and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol is a member of the executive committee of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 40 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.
Bing Chen. Bing Chen was appointed as a director and President and Chief Executive Officer of Atlas Corp. in November 2019, and as a director and President and Chief Executive Officer of Seaspan Corporation in January 2018. Through a career spanning over 25 years, Mr. Chen’s experiences comprise executive roles in Asia, Europe and North America. Before joining Atlas and Seaspan, he served as Chief Executive Officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. As Director and General Manager for Trafigura Investment (China), Mr. Chen was responsible for the P&L of domestic and international commodities trading in the country. He led the buildup of the greater

China investment banking practice at Houlihan Lokey, Inc. as Managing Director and Head of Asia financial advisory. Mr. Chen served as Chief Executive Officer and Chief Financial Officer at industrial leasing and aircraft chartering businesses across Europe. In North America, he worked as Director, Business Strategy at Deutsche Bank in New York. Mr. Chen is a Certified Public Accountant (inactive) and received a B.S. (Magna Cum Laude and Honors) in Accountancy from Bernard Baruch College and MBA (Honors) from Columbia Business School.
Graham Talbot. Graham Talbot is the Chief Financial Officer of Atlas Corp. and also serves as Chief Financial Officer of Seaspan Corporation. Mr. Talbot has worked in asset-intensive industries, primarily in the energy sector, for more than 30 years. He has held executive finance roles in Abu Dhabi Power Corporation and Maersk Energy based in Copenhagen. Prior to his time with Maersk, Mr. Talbot was Regional Finance Director for BG Group, in his native Australia, where his responsibilities included the $20 billion Queensland Curtis LNG project. Prior to this, he spent 23 years with Shell in senior international finance roles based in Guam, United Kingdom, Netherlands, Kazakhstan, U.A.E., and Australia. Throughout his career, Mr. Talbot has held a broad range of functional accountabilities including – Finance, Strategy, Trading, Procurement, Technology, Commercial and Business Integration/Separation. In addition, he has held numerous Board positions in various jurisdictions. Mr. Talbot holds an MBA from Melbourne Business School, is a Fellow of CPA Australia, a Fellow of the Governance Institute of Australia, a Fellow of the Energy Institute, and a Graduate Member of the Institute of Company Directors.
Tina Lai. Tina Lai was appointed as Atlas’ chief human officer in November 2019 and has been Seaspan’s chief human resources officer since July 2018. The position provides leadership in all aspects of Atlas and Seaspan’s functions relating to human capital, including talent acquisition, communications, training & development, and total performance rewards. Prior to joining Seaspan, Ms. Lai spent five years at Metrie, the largest supplier and manufacturer of solid wood and composite molding in North America, with multiple manufacturing facilities and distribution centers across the United States and Canada. As Vice President, Human Resources, she was part of the senior leadership team there, playing a key role in building out the human resources function, which focused on bringing talent to the forefront of the company’s business strategy. Ms. Lai has over 20 years of experience as a results-oriented human resources professional within a number of industries, serving in leadership positions with broad oversight responsibilities, including sales and customer service, channel marketing, corporate communications, culture transformation, and organizational effectiveness. She graduated with a Bachelor of Arts from the University of British Columbia and from the Human Resources Management program at the British Columbia Institute of Technology. Ms. Lai is a Chartered Professional in Human Resources (CPHR) and is an active member of the CPHR BC & Yukon and of the Governing Body for the Vancouver chapter of Evanta’s CHRO community.
Torsten Holst Pedersen. Torsten Holst Pedersen was appointed Chief Operating Officer of Seaspan in June 2020. Mr. Pedersen was Seaspan’s Executive Vice President, Ship Management since November 2018 to June 2020. Mr. Pedersen has over 20 years of experience in shipping, logistics and infrastructure, during which he held senior leadership roles and board positions across Europe, Asia, Middle East and Africa. He started his career with the Maersk Group in 1996 and worked in several of the group’s business entities, holding C-level positions in Finance and HR. In 2016, Mr. Pedersen joined Inchcape Shipping Service as Regional CEO for Middle East, Africa and South Asia. He then worked as Head of Operations for V Group, leading the transformation of the global operations organization of more than 45,000 employees. Prior to joining Seaspan, Mr. Pedersen worked as a strategy consultant, assisting companies with strategy execution and M&A due diligence in the Middle East and South Asia. He holds a Master of Economics from Aalborg University, Denmark, and a Master of International Economics (with Distinction) from University of Essex, U.K. These have been complemented by executive programs at Wharton and London Business School.
Sarah Pybus. Sarah Pybus was appointed as Compliance Officer of Atlas in August 2020, and is also Associate General Counsel and Secretary of each of Atlas and Seaspan. Ms. Pybus has been in-house counsel at Seaspan since August 2014. Prior to joining Seaspan, Ms. Pybus was in-house counsel at a brokerage firm for three years and, before that, in private practice with the firm Blake, Cassels & Graydon LLP. In private practice, Ms. Pybus advised companies with respect to mergers and acquisitions and corporate finance transactions, as well as on general corporate matters, corporate governance and compliance with securities legislation. Ms. Pybus is a barrister and solicitor, called to the Alberta bar in 2006 and the British Columbia bar in 2007, and is designated as a Certified In-House Counsel – Canada by the Canadian Bar Association, the Canadian Corporate Counsel Association and the Rotman School of Management (University of Toronto). Ms. Pybus obtained her law degree from the University of Alberta.
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

Lawrence Chin. Lawrence Chin was appointed a director of Atlas in November 2019 and is a member of the Compensation and Governance Committee. Mr. Chin had served as a director and a member of the Compensation and Governance Committee of Seaspan since April 2018 to March 2020. Lawrence Chin has over 23 years of experience in global capital markets and currently serves as Chief Operating Officer of Hamblin Watsa Investment Counsel (“HWIC”). HWIC, a wholly-owned subsidiary of Fairfax Financial Holdings Limited, provides global investment management services to the insurance and reinsurance subsidiaries of Fairfax. Mr. Chin previously served as Senior Vice President at one of the largest investment management firms in Canada.
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
Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director of Atlas in November 2019 and serves as the chair of the audit committee. Mr. Pitts-Tucker served as a director of Seaspan from April 2010 to March 2020 and was chair of the audit committee since April 2015. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the Board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. From 2010 to February 2021, Mr. Pitts- Tucker was a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton, UK's No 1 University for Social Enterprise. Mr. Pitts-Tucker has a Master of Arts degree from Christ Church, Oxford University and a Master of Business Administration from Cranfield University.
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
Katie Wade. Katie Wade was appointed as a director of Atlas in July 2021, with effect from September 1, 2021, and is a member of the audit committee. Ms. Wade currently serves as the Chief Financial Officer of Lloyd’s managing agency AEGIS London, a specialist insurer offering specialist expertise and leadership to clients in more than 180 countries, across a broad range of industry groups. Over her 25 year career in financial services, she previously held positions as the Chief Financial Officer for ERS, the specialist motor insurer and syndicate, Aspen Insurance UK Limited and Aspen Managing Agency Limited, and ACE Tempest Re, after having held various positions within the audit profession including with PwC. Ms. Wade is a fellow of the Institute of Chartered Accountants of England and Wales and a Liveryman of the Worshipful Company of Insurers.
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
B.Compensation
Compensation of Directors and Officers
Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.
In 2021, each non-employee member of the Atlas board of directors received the following annual cash retainers and fees. Each non-employee director received an annual cash retainer of $75,000. The chair of the audit committee received an annual payment of $20,000 and each other member of the audit committee received an annual payment of $10,000 for the regular quarterly committee meetings. The chair of the compensation and governance committee received an annual payment of $20,000 and each other member of the compensation and governance committee, other than David Sokol, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member and each compensation and governance committee member, other than David Sokol, also received a payment of $1,500 for each additional committee meeting attended during the calendar year.
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
For services during the year ended December 31, 2021, Atlas directors and management (15 persons) received aggregate cash compensation of approximately $5.6 million. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude equity-based compensation paid to our directors and management as described below.
Employment Agreements with Senior Management
Mr. Bing Chen serves as President & Chief Executive Officer of Atlas Corp. and each of its portfolio companies pursuant to an executive employment agreement between Mr. Chen and Seaspan Corporation, initially entered into in October 2017 and most recently amended and restated in June 2020, with an effective date of January 1, 2021. Our senior management other than Mr. Chen, including Graham Talbot, Tina Lai, Torsten Holst Pedersen, Sarah Pybus and Krista Yeung, have employment arrangements with Seaspan Ship Management Limited (“SSML”).
Equity Incentive Plan
The Company has a Stock Incentive Plan (the “Plan”), which is administered by the board of directors and under which the officers, employees and directors of the Company and its subsidiaries can be granted options, restricted shares, phantom share units and other stock-based awards as determined by the board of directors.
In January 2021, each of Atlas’ non-employee directors (other than Mr. Sokol) was awarded 11,984 restricted shares, which vested on January 1, 2022. Alistair Buchanan, who resigned from the board of directors in February 2021, and Ms. Katie Wade, who joined the board effective September 1, 2021, each received pro rated awards of restricted shares for their service on the board of directors during 2021.
In March 2022, the board of directors approved an award of 4,000,000 unrestricted, fully vested shares to Mr. Sokol, as compensation for his continued service as chairman of the board of directors until September 1, 2027. Under the terms of the grant agreement, should Mr. Sokol cease to act as a director at any time between the date of grant and December 31, 2022, other than for reason of his death or disability, he will forfeit and must return the shares to the Company. Thereafter until September 1, 2027, should Mr. Sokol cease to act as a director for any reason other than his death or disability, he agrees to return on a pro rata basis the number of shares for each month less than 56 that he serves.
In 2021, Atlas also granted an aggregate 179,763 restricted stock units to our executive officers of which certain of these grants vested immediately, with the remainder vesting on February 28 of 2022 and 2023.
In August 2021, Atlas also granted an aggregate 550,000 restricted stock units to certain executive officers, not including Mr. Chen, of which 1/5 of these grants vested on January 3, 2022, with the remainder to vest in four equal tranches each January 2, 2023 through 2026.

SSML has a Cash and Equity Bonus Plan (“CEBP”) under which its key employees are eligible to receive awards comprised of 2/3 cash and 1/3 common shares under the Atlas Plan. The purpose of the CEBP is to align the interests of SSML’s management with the interests of Atlas. In 2021, under the CEBP, SSML granted 8,721 common shares to Atlas executive officers for the equity portion of the award.
In addition, Atlas has an Equity Bonus Plan (“EBP”) under which employees of Atlas’ subsidiaries who do not participate in the CEBP may receive equity bonus awards. Like the CEBP, the purpose of the EBP is to align the interests of Atlas personnel with the interests of Atlas. No grants to Atlas executive officers were made during 2021.
C.Board Practices
General
As of March 10, 2022, the board of directors consisted of eight members. Each member of our board is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.
Our board of directors has determined that each of the current members of our board of directors, other than Bing Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a material relationship with us, and is therefore independent from management.
The independent directors on our board considered the independence of Mr. Chin in light of the fact that he serves as managing director Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax, our largest shareholder, as well as the independence of Mr. Simkins, in light of his relationship with Dennis Washington, who controls entities that together represent our second largest shareholder, and determined that each of Messrs. Chin and Simkins is an independent director in accordance with our independent director standards.
Committees
The board of directors currently has two committees, including an audit committee and a compensation and governance committee. The membership of the audit committee and compensation and governance committee during 2021 and the function of each of the committees are described below. Each of the committees operates under a written charter adopted by the board, which are available under “Corporate Governance” in the Investor Relations section of our website at www.atlascorporation.com.
During 2021, the board of directors held eight meetings, the audit committee held five meetings and the compensation and governance committee held five meetings.
The audit committee of the board is composed entirely of directors who currently satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. During 2021, the audit committee members were Nicholas Pitts-Tucker (chair), John Hsu, Stephen Wallace and (until his resignation from the board in February 2021) Mr. Buchanan. Katie Wade became a member of the audit committee in February 2022. All current members of the committee are financially literate, and our board of directors has determined that Mr. Pitts-Tucker qualifies as an audit committee financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) potential conflicts and related party transactions.
The compensation and governance committee of the board consists of Lawrence Simkins (chair), David Sokol and Lawrence Chin. The compensation and governance committee is tasked with: (1) reviewing, evaluating and approving our agreements, plans, policies and programs to compensate our officers and directors; (2) reporting on executive compensation, which is included in our proxy statement; (3) otherwise discharging the board’s responsibilities relating to the compensation of our officers and directors; (4) assisting the board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the board; (5) overseeing our approach and disclosures relating to environmental, social and governance (“ESG”) matters; and (6) performing such other functions as the board may assign to the committee from time to time.
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
D.Employees
As of December 31, 2021, we employed approximately 6,200 employees (2020 – 5,300, 2019 – 4,700) on a consolidated basis. Seaspan had approximately 5,600 seagoing staff (2020 – 4,800, 2019 – 4,400) serve on the vessels that we manage and approximately 300 staff (2020 – 300, 2019 – 300) serve on shore in technical, commercial and administrative roles in Canada, Hong Kong and India. APR Energy had approximately 100 employees serving at the various plant sites and approximately 100 staff serve in technical, commercial and administrative roles in various locations including the US, Argentina and Singapore.
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
E.Share Ownership
The following table sets forth certain information regarding the beneficial ownership of our common shares by:
•each of our current directors;
•each of our current executive officers; and
•all our current directors and current executive officers as a group.
The information presented in the table is based on information filed with the SEC and on information provided to us on or before March 10, 2022.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
David Sokol(2)	3,000,000	1.2%
Bing Chen	*	*
Graham Talbot	*	*
Tina Lai	*	*
Torsten Holst Pedersen	*	*
Sarah Pybus	*	*
Krista Yeung	*	*
Lawrence Chin(3)	*	*
John Hsu	*	*
Nicholas Pitts-Tucker(3)	*	*
Lawrence Simkins(3)	*	*
Katie Wade	*	*
Stephen Wallace	*	*
All directors, executive officers, senior management and key employees as a group (13 persons)(4)	5,245,559	2.1%
_________________________
(1)Percentages are based on 247,868,247 common shares that were issued and outstanding on March 10, 2022.
(2)The Sokol Family Foundation, a charitable foundation of which David Sokol is a director, beneficially owns 1,458,359 common shares of the Company. Mr. Sokol disclaims beneficial ownership of such shares. This information was provided to us by Mr. Sokol on or about February 9, 2022.
(3)The number of common shares shown for Lawrence Chin, Nicholas Pitts-Tucker and Lawrence R. Simkins includes shares beneficially or directly owned by them as well as by certain members of their respective families. This information was provided to us by Messrs. Chin, Pitts-Tucker and Simkins on or before February 14, 2022.

(4)Includes an aggregate 700,000 common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018 and June 2020. Please see note 20 to our consolidated financial statements included in this Annual Report for a description of these awards.
*Less than 1%.
Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our common shares by each person known by us to be a beneficial owner of more than 5% of the common shares. The information provided in the table is based on information filed with the SEC and on information provided to us on or about March 10, 2022.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Fairfax Financial Holdings Limited(2)	130,805,753	46.9%
Dennis R. Washington(3)	48,076,493	19.4%
Copper Lion, Inc.(4)	14,007,238	5.7%
_________________________
(1)Percentages are based on the 247,868,247 common shares that were issued and outstanding on March 10, 2022; however, percentages for Fairfax Financial Holdings Limited are based on both the number of outstanding common shares issued and outstanding on March 10, 2022 plus 31,000,000 common shares issuable upon the exercise of warrants held by affiliates thereof.
(2)The number of common shares shown for Fairfax Financial Holdings Limited consists of 99,805,753 common shares and warrants exercisable for up to 31,000,000 common shares. As of the date hereof, Fairfax has not exercised any of such warrants. This information is based on SEC filings and information provided by Fairfax and certain of its affiliates on or before February 18, 2022. The information lists other affiliated individuals and entities that beneficially own all or a portion of the 99,805,753 common shares beneficially owned by Fairfax. As well, the information reports an additional 678,021 common shares are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax) and The Second 810 Holdco Ltd., and 231,922 common shares are beneficially owned by The Sixty Three Foundation, a registered Canadian charitable foundation to which Fairfax contributes to fund charitable donation, which total shares represent 47.2% of our outstanding common shares (including the 31,000,000 shares issuable upon exercise of the warrants described in this note).
(3)The number of common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC, Washington Investments, LLC and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about February 15, 2022. Lawrence R. Simkins, the manager of Deep Water Holdings, LLC and Washington Investments, LLC and a director of the Company, has voting and investment power with respect to the common shares held by Deep Water Holdings, LLC.
(4)The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion, Inc. serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or before February 15, 2022. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our second largest shareholder. Lawrence R. Simkins, a director of the Company, is a director of Copper Lion, Inc.
In connection with the acquisition of APR Energy, Fairfax received an aggregate 23,418,798 common shares of Atlas in consideration of its equity interests in Apple Bidco Limited and in settlement of indebtedness owing to Fairfax by Apple Bidco Limited at the Closing Date. Such issuance increased Fairfax’s holdings from 42.4% to 46.2% (including 25,000,000 shares issuable upon the exercise of warrants then held by Fairfax's affiliates) as at the date of the acquisition. In addition, on the closing date of the acquisition, Atlas reserved for issuance 2,137,541 Holdback Shares to Fairfax in connection with post-closing purchase price adjustments and indemnification obligations of the sellers, including Fairfax.
In August 2020, in connection with purchase price adjustments pursuant to the acquisition agreement and Amendment No. 2 thereto, Fairfax forfeited its right to receive 391,246 Holdback Shares and returned 1,253,883 previously issued common shares to Atlas. Of the 1,253,883 common shares returned, 760,807 shares were permanently forfeited; 493,076 shares were (and remain) held in reserve as treasury shares and may be issuable to Fairfax at a future date, subject to settlement of potential indemnified events.
During the years ended December 31, 2020 and 2021, none of the Holdback Shares were released from holdback and issued to Fairfax; however, Fairfax purchased 668,775 common shares that were released from the holdback of the minority Sellers, pursuant to the terms of Amendment No. 1 to the acquisition agreement. In January 2022, Fairfax purchased an additional 48,985 of such common shares.
On April 30, 2021 and June 11, 2021, concurrently with the execution of Amendment No. 3 to the APR acquisition agreement and the Fairfax Notes Exchange, respectively, the Corporation and certain affiliates of Fairfax entered into warrant agreements pursuant to which the Corporation issued warrants to purchase 5,000,000 common shares at an exercise price of $13.00 and 1,000,000 common shares at an exercise price of $13.71, respectively. For more information, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial

Condition and Results of Operations—Recent Developments in 2021 and 2022—Amendment to APR Energy Acquisition Agreement" and "—Fairfax Notes Exchange and Redemption."
Fairfax has disclosed that, on August 23, 2021, Fairfax completed its previously announced transaction with CVC Strategic Opportunities Fund II ("CVC") to sell all of its interests in RiverStone Europe to CVC. Certain subsidiaries of RiverStone Europe are record owners of 9,018,474 common shares (the "RiverStone Shares") as well as warrants exercisable for 40,000 common shares. Fairfax discloses that Fairfax and its affiliates remain the continuous beneficial owners of the RiverStone Shares, and retain pecuniary interest in the RiverStone Shares. Fairfax retains full operational control and direction over the RiverStone Shares, including having sole control over all voting and related matters involving the RiverStone Shares, other than where the exercise of such right could reasonably be expected, in the opinion of the current holders of the RiverStone Shares, to result in liability, regulatory breach or material reputational damage.
Our major holders of common shares do not have different voting rights than other holders of our common shareholders.
As of March 10, 2022, a total of 55,213,078 of our common shares were held by 39 holders of record in the United States.
We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.
B.Related Party Transactions
From time to time, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included the sale and purchase of our common and preferred shares, Seaspan’s private placements with affiliates of Fairfax Financial Holdings Limited (the transactions by which they became a related party) (see “Issuance of Securities to Fairfax” below), our acquisition of APR Energy and other matters. We may enter into related party transactions from time to time in the future. Our board has an audit committee, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.
Lawrence Simkins, one of our directors, serves as the chief executive officer and president of certain of The Washington Companies and as manager of Deep Water and Washington Investments, and as a director on multiple private company boards of the Washington Companies. He is also a member of the board of directors of Copper Lion, Inc.
Lawrence Chin, one of our directors, serves as a managing director of Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax. Fairfax is currently our largest shareholder. Mr. Chin is one of the appointees to our board by the holders of the Series J Preferred Shares.
Stephen Wallace, one of our directors, is the other appointee to our board by the holders of the Series J Preferred Shares. Mr. Wallace has no employment relationship with Fairfax. Mr. Wallace served as a director of APR Energy prior to the APR Energy acquisition.
Issuances of Securities to Fairfax
Since 2018, we have completed a number of private placements and other transactions with Fairfax involving the issuance of an aggregate $600.0 million aggregate principal amount of Fairfax Notes, all of which Fairfax Notes have since been exchanged and then cancelled in connection with the Fairfax Notes Exchange or redeemed, and an aggregate 107,923,078 warrants exercisable for an equivalent number of common shares, of which 31,000,000 warrants remain unexercised. Our chairman, David Sokol, serves on a charitable board with Prem Watsa, the chairman and chief executive officer of Fairfax Financial Holdings Limited. Fairfax became a related party as a result of private placements completed in 2018 and 2019.
If the 31,000,000 warrants held by Fairfax were exercised in full, as of March 10, 2022, Fairfax’s shareholdings, including shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, would have represented approximately 47.1% of our outstanding common shares on such date after taking into account the issuance of the shares to Fairfax.
Registration Rights Agreements
In connection with Seaspan’s initial public offering, 2009 issuance of Series A preferred shares, acquisition of GCI, acquisition of SMSL in 2012, the August 2017 private placement of common stock to David Sokol, the Fairfax private placements and the Fairfax Notes Exchange, we (including Seaspan as predecessor) entered into one or more registration rights agreements pursuant to which it agreed to file, subject to the terms and conditions of the applicable registration rights agreements, registration statements under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Atlas assumed the obligations of Seaspan under these registration rights agreements upon the completion of the Reorganization. Shareholders of Atlas entitled to such registration rights include, among others, entities affiliated with Dennis R. Washington, his son Kyle R. Washington, a former member our board, David Sokol, chairman of our board, and Fairfax. The registration rights agreements give the counterparties piggyback registration rights allowing them to participate in certain offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.
Sale of Vessel to ZE JV
In October 2021, we sold one 4,250 TEU vessel to a wholly-owned subsidiary of the ZE JV, of which we are a 50% owner. We continue to manage the ship operations of the vessel. In December 2021, we entered into agreements to sell an additional three 4,250 TEU vessels to subsidiaries of the ZE JV. These sales are expected to complete in the second quarter of 2022, subject to closing conditions. For more information, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in 2021 and 2022—Vessel Sales."
Item 8.    Financial Information
A.Financial Statements and Other Financial Information
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
There are a number of factors that could affect the dividends on our common shares in the future. Many of these factors could also affect our ability to pay dividends on our preferred shares. As a result of these factors, you may not receive dividends based on current amounts or at all. These factors include, among others, the following:
•as a holding company, Atlas Corp. depends on Seaspan’s and APR Energy’s ability to pay dividends to Atlas Corp.;
•Seaspan and APR Energy may not have enough cash to pay dividends due to changes in their operating cash flow, capital expenditure requirements, credit and other financing arrangements repayment obligations, working capital requirements and other cash needs;
•Seaspan’s ability to pay dividends to Atlas Corp. is dependent upon the charter rates on new vessels and those obtained upon the expiration of our existing charters;
•the amount of dividends that Seaspan and APR Energy may distribute to Atlas Corp. is limited by restrictions under Seaspan’s and APR Energy’s existing credit and lease facilities, the Notes, and Seaspan’s and APR Energy’s future indebtedness which could contain covenants that are even more restrictive; Seaspan's 2022 RCF and 5.5% 2029 Notes contain incurrence-based covenants which may subject us to additional specified limitations, including limitations on dividend payments;

•Seaspan’s and APR Energy’s credit and lease facilities and the Notes require us to comply with various financial covenants, and Seaspan’s and APR Energy’s credit and lease facilities and the Notes prohibit the payment of dividends if an event of default has occurred and is continuing thereunder or if the payment of the dividend would result in an event of default;
•Atlas Corp.’s ability to pay a cash dividend on Atlas Corp. common shares may be limited under debt instruments issued by Atlas Corp. in the future;
•the amount of dividends that we may distribute is subject to restrictions under Marshall Islands Law; and
•our common shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.
All dividends are subject to declaration by our board. Our board may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot provide assurance that we will pay, or be able to pay, regular quarterly dividends in the amounts and manner stated above.
Please read “Item 3. Key Information—D. Risk Factors” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends.
B.Significant Changes
None.
Item 9.    The Offer and Listing
Not applicable.
Item 10.    Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Our (i) amended and restated articles of incorporation as well as our Series D Statement of Designation, Series H Statement of Designation and Series I Statement of Designation were previously filed as Exhibits 3.1, 3.3, 3.6 and 3.7, respectively, to our Form 6-K furnished to the SEC on February 27, 2020, (ii) amended and restated bylaws were previously filed as Exhibit 1.2 to our Form 20-F filed with the SEC on March 19, 2021, and (iii) Series J Statement of Designation was previously filed as Exhibit 1.1 to our Form 6-K furnished to the SEC on June 14, 2021, and are all hereby incorporated by reference into this Annual Report. In addition, a summary of the material terms of our common shares and preferred shares is filed herewith. Under the BCA, the Statements of Designation are deemed amendments to our articles of incorporation. Our amended and restated articles of incorporation, Statements of Designation and amended and restated bylaws have also been filed with the Registrar of Corporations of the Republic of the Marshall Islands.
The necessary actions required to change the rights of shareholders, and the conditions governing the manner in which annual general meetings and special meetings of shareholders, are convened are described in our bylaws.
C.Material Contracts
The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:
(a) Form of Indemnification Agreement between Atlas Corp. and each of its directors and officers, previously filed as Exhibit 4.1 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
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
(f) Registration Rights Agreement by and among Seaspan Corporation and the investors named therein, dated January 27, 2012, previously filed as Exhibit 4.5 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 30, 2012.
(g) Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol, previously filed as Exhibit 10.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on August 23, 2017.
(h) Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on October 12, 2017.
(i) First Supplemental Indenture, dated October 10, 2017, between Seaspan Corporation and The Bank of New York Mellon, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, furnished to the SEC on October 12, 2017.
(j) Second Supplemental Indenture, dated February 14, 2018, among Seaspan Corporation, the Guarantors (as defined therein) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, furnished to the SEC on February 15, 2018.
(k) Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.4 to Seaspan Corporation’s Form 6-K, furnished to the SEC on February 15, 2018.
(l) Registration Rights Agreement Joinder, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein, dated as of March 26, 2018, by Seaspan Investment I Ltd, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 30, 2018.
(m) Third Supplemental Indenture, dated February 22, 2018, by and among Seaspan Corporation, the Subsidiary Guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on February 22, 2018.
(n) Pledge Agreement, dated February 22, 2018, between Seaspan Corporation and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, furnished to the SEC on February 22, 2018.
(o) Agreement and plan of merger, dated as of March 13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 14, 2018.
(p) Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC, Tiger Management Limited and Blue Water Commerce, LLC, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 14, 2018.
(q) Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Deep Water Holdings, LLC, previously filed as Exhibit 4.7 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 14, 2018.
(r) Fourth Supplemental Indenture, dated as of March 22, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.5 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 30, 2018.
(s) Fifth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.6 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 30, 2018.
(t) Sixth Supplemental Indenture, dated as of March 26, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.7 to Seaspan Corporation’s Form 6-K, furnished to the SEC on March 30, 2018.
(u) Seventh Supplemental Indenture, dated as of June 8, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein (including Seaspan Investment I Ltd.) and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Seaspan’s Form 6-K, furnished to the SEC on June 11, 2018.

(v) Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of June 8, 2018, by and among Seaspan Corporation, Seaspan Investment I Ltd. and The Bank of New York Mellon, as trustee and collateral agent, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 6-K, furnished to the SEC on June 11, 2018.
(w) Eighth Supplemental Indenture, dated as of July 16, 2018, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.8 to Seaspan Corporation’s Form 6-K, furnished to the SEC on July 16, 2018.
(x) Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 6-K, furnished to the SEC on July 16, 2018.
(y) Registration Rights Agreement, dated July 16, 2018, by and between Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 4.10 to Seaspan Corporation’s Form 6-K, furnished to the SEC on July 16, 2018.
(z) First Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 8, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 4.2 to Seaspan Corporation’s Form 6-K, furnished to the SEC on August 13, 2018.
(aa) Second Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of August 31, 2018, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 4.3 to Seaspan Corporation’s Form 6-K, furnished to the SEC on September 4, 2018.
(bb) Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and the Investors specified therein, previously filed as Exhibit 1.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 14, 2019.
(cc) Ninth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 17, 2019.
(dd) Tenth Supplemental Indenture, dated as of January 15, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.10 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 17, 2019.
(ee) Registration Rights Agreement, dated January 15, 2019, by and among Seaspan Corporation, the guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.12 to Seaspan Corporation’s Form 6-K, furnished to the SEC on January 17, 2019.
(ff) Eleventh Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.11 to Seaspan Corporation’s Form 6-K, furnished to the SEC on August 23, 2019).
(gg) Twelfth Supplemental Indenture, dated as of August 22, 2019, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.12 to Seaspan Corporation’s Form 6-K, furnished to the SEC on August 23, 2019.
(hh) Acquisition Agreement, dated November 20, 2019, by and among the sellers party thereto, Apple Bidco Limited, Seaspan Corporation, Atlas Corp. and Fairfax Financial Holdings Limited, as the seller representative, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, furnished to the SEC on November 22, 2019.
(ii) Amendment No. 1 to the Agreement and Plan of Merger, dated December 31, 2019, by and among Seaspan Corporation, Atlas Corp. and Seaspan Holdco V Ltd., previously filed as Exhibit 2.2 to Atlas Corp.’s Amendment No. 1 to Registration Statement on Form 4-F, filed with the SEC on December 31, 2019.
(jj) Thirteenth Supplemental Indenture, dated January 13, 2020, by and among Seaspan Corporation, Atlas Corp., the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.13 to Seaspan’s Form 6-K, furnished to the SEC on January 14, 2020.
(kk) Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on February 10, 2020.
(ll) Amendment and Waiver to Acquisition Agreement, dated February 21, 2020, by and among Apple Bidco Limited, Atlas Corp., Fairfax Financial Holdings Limited, in its capacity as the “Seller Representative”, and the other

Parties listed on the signature pages attached hereto, previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, furnished to the SEC on February 26, 2020.
(mm) Fourteenth Supplemental Indenture, dated February 28, 2020, by and among Seaspan Corporation, the subsidiary guarantors specified therein and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.14 to Atlas’ Form 6-K, furnished to the SEC on March 10, 2020.
(nn) Credit Agreement, dated February 28, 2020, by and among, inter alia, APR Energy, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, previously filed as Exhibit 4.44 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(oo) Intercreditor and Proceeds Agreement, dated February 28, 2020, by and among APR Energy, LLC, as borrower, certain affiliates of the borrower from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association and Citibank, N.A., previously filed as Exhibit 4.45 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(pp) APR Guaranty, dated February 28, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, previously filed as Exhibit 4.46 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(qq) Registration Rights Agreement, dated February 28, 2020, by and among Atlas Corp. and the investors specified therein, previously filed as Exhibit 4.47 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(rr) Credit Agreement, dated March 6, 2020, by and among, inter alia, APR Energy, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, previously filed as Exhibit 4.48 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(ss) APR Guaranty, dated March 6, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, previously filed as Exhibit 4.49 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(tt) Amendment Side Letter to Credit Agreement, dated as of March 19, 2020, by and among APR Energy, LLC, as Borrower, Atlas Corp., as Parent Guarantor, and Citibank, N.A., as Administrative Agent, previously filed as Exhibit 4.50 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(uu) Agreement and Amendment No. 2 to Acquisition Agreement, dated June 30, 2020, by and among Apple Bidco Limited, Atlas Corp., each shareholder listed on the signature pages thereto, and Fairfax Financial Holdings Limited, in its capacity as the Seller Representative, previously filed as Exhibit 10.1 to Atlas’s Form 6-K, furnished to the SEC on August 13, 2020.
(vv) Third Amendment to the Amended and Restated Seaspan Investment Pledge and Collateral Agent Agreement, dated as of July 15, 2020, by and between Seaspan Investment I Ltd. and The Bank of New York Mellon, as collateral agent, previously filed as Exhibit 10.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on November 10, 2020.
(ww) Indenture, dated as of December 21, 2020, by and among Atlas Corp., Seaspan Corporation and The Bank of New York Mellon, as Trustee (including form of 3.75% Exchangeable Senior Notes due 2025), previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on December 23, 2020.
(xx) Registration Rights Agreement, dated December 21, 2020, by and among Atlas Corp., Seaspan Corporation and BofA Securities, Inc. and BMO Capital Markets Corp., as representatives of the Initial Purchasers, previously filed as Exhibit 4.2 to Atlas Corp.’s Form 6-K, furnished to the SEC on December 23, 2020.
(yy) Indenture, dated March 19, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Atlas Corp.’s Form F-4, filed with the SEC on March 19, 2021.
(zz) Agreement and Amendment No. 3 to Acquisition Agreement, dated as of April 30, 2021, among Atlas Corp., Apple Bidco Limited and Fairfax Financial Holdings Limited, in its individual capacity and in its capacity as Seller Representative, previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 3, 2021.
(aaa) Warrant Agreement, dated as of April 30, 2021, among Atlas Corp. and the investors named therein, previously filed as Exhibit 4.2 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 3, 2021.
(bbb) Registration Rights Agreement, dated as of April 30, 2021, among Atlas Corp. and the investors named therein, previously filed as Exhibit 4.3 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 3, 2021.
(ccc) First Supplemental Indenture, dated May 17, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, filed herewith.

(ddd) First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of May 15, 2019, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 27, 2021.
(eee) First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of December 30, 2019, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, previously filed as Exhibit 4.2 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 27, 2021.
(fff) First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of October 14, 2020, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, previously filed as Exhibit 4.3 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 27, 2021.
(ggg) First Amended and Restated Intercreditor and Proceeds Agreement, dated as of May 19, 2021, amending and restating that certain Intercreditor and Proceeds Agreement dated as of May 15, 2019, among Seaspan Holdco III Ltd., Seaspan Corporation, certain subsidiaries of Seaspan Holdco III Ltd. from time to time party thereto, as subsidiary guarantors, the other secured parties from time to time party thereto, UMB Bank, National Association, as security trustee, and Citibank, N.A., as administrative agent, previously filed as Exhibit 4.4 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 27, 2021.
(hhh) Note Purchase Agreement, dated as of May 21, 2021, among Seaspan Holdco III Ltd., Seaspan Corporation, a group of institutional investors, Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, previously filed as Exhibit 4.5 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 27, 2021.
(iii) Subscription and Exchange Agreement, among Atlas Corp., Seaspan Corporation and the other signatory parties thereto, dated June 11, 2021, previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on June 14, 2021.
(jjj) Warrant Agreement, among Atlas Corp. and the other signatory parties thereto, dated June 11, 2021, previously filed as Exhibit 4.2 to Atlas Corp.’s Form 6-K, furnished to the SEC on June 14, 2021.
(kkk) Registration Rights Agreement, among Atlas Corp. and the other signatory parties thereto, dated June 11, 2021, previously filed as Exhibit 4.3 to Atlas Corp.’s Form 6-K, furnished to the SEC on June 14, 2021.
(lll) Fifteenth Supplemental Indenture between Seaspan Corporation and The Bank of New York Mellon, as trustee, dated June 11, 2021, previously filed as Exhibit 4.4 to Atlas Corp.’s Form 6-K, furnished to the SEC on June 14, 2021.
(mmm) Indenture, dated as of July 14, 2021, by and between Seaspan Corporation and The Bank of New York Mellon, as trustee (including form of 5.50% Blue Transition Senior Notes due 2029), previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on July 14, 2021.
D.Exchange Controls
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
E.Taxation
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
U.S. Federal Income Taxation of the Reorganization
We have taken the position that the Reorganization constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. For details on the U.S. federal income tax consequences of the Reorganization, please refer to the proxy statement/prospectus dated January 29, 2020 filed by Seaspan Corporation pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1933.
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
•the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our shares;

•the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;
•the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and
•an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
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

Information Reporting and Backup Withholding
In general, payments of distributions with respect to, or the proceeds of a disposition of our shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:
•fails to timely provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.
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
This guide may not relate to certain classes of shareholders, such as (but not limited to):
•persons who are connected with the company;
•financial institutions;
•insurance companies;
•charities or tax-exempt organizations;
•collective investment schemes;
•pension schemes;
•market makers, intermediaries, brokers or dealers in securities;
•persons who have (or are deemed to have) acquired their shares by virtue of an office or employment or who are or have been officers or employees of the company or any of its affiliates; and
•individuals who are subject to U.K. taxation on a remittance basis.
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
F.Dividends and Paying Agents
Not applicable.
G.Statements by Experts
Not applicable.
H.Documents on Display
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

Interest Rate Risk
As of December 31, 2021, our variable-rate credit facilities totaled $2.2 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $0.9 billion. These interest rate swaps have a fair value of $22.4 million in the counterparties’ favor.
The tables below provide information about our financial instruments at December 31, 2021 that are sensitive to changes in interest rates. Please see note 13 – “Long term debt”, note 14 – “Operating lease liabilities” and note 15 – “Other financing arrangements” to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In Millions of USD	2022	2023	2024	2025	2026	Thereafter
Credit facilities(1)	$539.0	$350.7	$136.1	$136.1	$778.7	$263.3
Vessel Operating Leases(2)	141.4	145.1	149.2	126.4	111.5	107.1
Sale-Leaseback Facilities(3)	101.0	101.4	102.6	97.4	94.2	866.5
_________________________
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates.
(3)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
As of December 31, 2021, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of December 31, 2021 (in millions of US dollars)	Maximum Notional Amount(1) (in millions of US dollars)	Effective Date	Ending Date
5.4200%	$269.6	$269.6	September 06, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	92.0	92.0	January 21, 2021	October 14, 2026
0.6600%	92.0	92.0	February 04, 2021	October 14, 2026
1.4900%	26.9	26.9	February 04, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of December 31, 2021, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of December 31, 2021. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.
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
Based on the foregoing, the chief executive officer and chief financial officer of each of Atlas have concluded that, as of December 31, 2021, the end of the period covered by this Annual Report, Atlas’s disclosure controls and procedures were effective.
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
Internal control over financial reporting refers to a process designed by, or under the supervision of, the chief executive officer and chief financial officer of each of Atlas and effected by their respective board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
•pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and members of the board of directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.
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
Management evaluated the effectiveness of Atlas’s internal control over financial reporting as of December 31, 2021 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.
Based on the foregoing, management has concluded that Atlas’s internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of Atlas’s internal controls over financial reporting as of December 31, 2021 has been audited by KPMG LLP, the independent registered public accounting firm that audited Atlas’s December 31, 2021 consolidated annual financial statements, as stated in their report which is included in this Annual Report on Form 20-F.
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
Item 16C.    Principal Accountant Fees and Services
Our principal accountant for 2021 was KPMG LLP, Chartered Professional Accountants, Vancouver, BC, Canada, Auditor Firm ID:85.
In 2021 and 2020, the fees billed and accrued to us by the accountants for services rendered were as follows:

	2021	2020
Audit Fees	$3.3	$3.4
Tax Fees	1.3	2.4
	$4.6	$5.8
Audit Fees
Audit fees for 2021 include fees related to our annual audit, quarterly reviews, and accounting consultations. The 2021 fees also include audit related fees for various registration statements, securities offerings and limited assurance reports related to our sustainability linked financings. The fees for 2021 include the audits of certain wholly owned subsidiaries and quarterly reviews for Seaspan Corporation.
Audit fees for 2020 include fees related to our annual audits, quarterly reviews, and accounting consultations. The 2020 fees also include audit related fees for various registration statements and securities offerings. The fees for 2020 include the audit of Seaspan Corporation, audits for various APR Energy subsidiaries and the audit of the purchase price allocation for the acquisition of APR Energy.
Tax Fees
Tax fees for 2021 and 2020 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2021 and 2020.

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
Item 16G.    Corporate Governance
The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:
•We are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction.
•Our board of directors, rather than a nominating committee of independent directors, evaluates and approves director nominees.
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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

1.2	Second Amended and Restated Bylaws of Atlas Corp. (incorporated herein by reference to Exhibit 1.2 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on March 19, 2021).

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

1.6
Statement of Designation of the 7.00% Cumulative Redeemable Perpetual Preferred Shares—Series J of Atlas Corp., dated June 11, 2021 (incorporated herein by reference to Exhibit 1.1 to Atlas Corp's Form 6-K (File No. 001-39237), furnished to the SEC on June 14, 2021).

1.7	Specimen of Share Certificate of Atlas Corp. (incorporated herein by reference to Exhibit 4.1 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

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

2.1
Specimen of Share Certificate of 7.00% Cumulative Redeemable Perpetual Preferred Shares—Series J of Atlas Corp. (incorporated herein by reference to Exhibit 1.2 to Atlas Corp's Form 6-K (File No. 001-39237), furnished to the SEC on June 14, 2021).

2.2*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1	Form of Indemnification Agreement between Atlas Corp. and its directors and officers (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020).

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

4.7
Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol (incorporated herein by reference to Exhibit 10.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on August 23, 2017).

4.8
Registration Rights Agreement, dated February 14, 2018 among Seaspan Corporation, the Guarantors specified therein and the investors specified therein (incorporated herein by reference to Exhibit 4.4 to Seaspan Corporation’s Form 6-K (File No. 001-32591) furnished to the SEC on February 15, 2018).

4.9
Registration Rights Agreement Joinder, dated as of February 14, 2018, by and among Seaspan Corporation, the subsidiary guarantors and the investors specified therein, dated as of March 26, 2018, by Seaspan Investment I Ltd (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 30, 2018).

4.10
Agreement and plan of merger, dated as of March 13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.11
Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation, Greater China Industrial Investments LLC, Tiger Management Limited and Blue Water Commerce, LLC (incorporated by reference to Exhibit 4.2 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.12
Registration Rights Agreement, dated as of March 13, 2018, by and among Seaspan Corporation and Deep Water Holdings, LLC (incorporated by reference to Exhibit 4.7 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.13
Warrant Agreement, dated July 16, 2018, by and among Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

4.14
Registration Rights Agreement, dated July 16, 2018, by and between Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on July 16, 2018).

4.15
Registration Rights Agreement, dated January 14, 2019, by and between Seaspan Corporation and the Investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 14, 2019).

4.16
Registration Rights Agreement, dated January 15, 2019, by and among Seaspan Corporation, the guarantors specified therein and the investors specified therein (incorporated by reference to Exhibit 4.12 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on January 17, 2019).

4.17
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

4.18
Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on February 10, 2020).

4.19
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

4.20
Atlas Corp. Stock Incentive Plan, as amended and restated on February 27, 2020 (incorporated herein by reference to Exhibit 4.7 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

4.21
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

4.22
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

4.23
APR Guaranty, dated February 28, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee (incorporated herein by reference to Exhibit 4.46 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.24
Registration Rights Agreement, dated February 28, 2020, by and among Atlas Corp. and the investors specified therein (incorporated herein by reference to Exhibit 4.47 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.25
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

4.26
APR Guaranty, dated March 6, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee (incorporated herein by reference to Exhibit 4.49 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.27
Amendment Side Letter to Credit Agreement, dated as of March 19, 2020, by and among APR Energy, LLC, as Borrower, Atlas Corp., as Parent Guarantor, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 4.50 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.28
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

4.29
Indenture, dated as of December 21, 2020, by and among Atlas Corp., Seaspan Corporation and The Bank of New York Mellon, as Trustee (including form of 3.75% Exchangeable Senior Notes due 2025) (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on December 23, 2020).

4.30
Registration Rights Agreement, dated December 21, 2020, by and among Atlas Corp., Seaspan Corporation and BofA Securities, Inc. and BMO Capital Markets Corp., as representatives of the Initial Purchasers (incorporated herein by reference to Exhibit 4.2 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on December 23, 2020).

4.31
Indenture, dated March 19, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form F-4 (File No. 333-254537), filed with the SEC on March 19, 2021).

4.32
Agreement and Amendment No. 3 to Acquisition Agreement, dated as of April 30, 2021, among Atlas Corp., Apple Bidco Limited and Fairfax Financial Holdings Limited, in its individual capacity and in its capacity as Seller Representative (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on May 4, 2021).

4.33
Warrant Agreement, dated as of April 30, 2021, among Atlas Corp. and the investors named therein (incorporated herein by reference to Exhibit 4.2 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on May 4, 2021).

4.34
Registration Rights Agreement, dated as of April 30, 2021, among Atlas Corp. and the investors named therein (incorporated herein by reference to Exhibit 4.3 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on May 4, 2021).

4.35*	First Supplemental Indenture, dated May 17, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee.

4.36
First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of May 15, 2019, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator (incorporated by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on May 27, 2021).

4.37
First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of December 30, 2019, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator (incorporated by reference to Exhibit 4.2 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on May 27, 2021).

4.38
First Amended and Restated Credit Agreement, dated as of May 19, 2021, amending and restating that certain Credit Agreement dated as of October 14, 2020, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator (incorporated by reference to Exhibit 4.3 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on May 27, 2021).

4.39
First Amended and Restated Intercreditor and Proceeds Agreement, dated as of May 19, 2021, amending and restating that certain Intercreditor and Proceeds Agreement dated as of May 15, 2019, among Seaspan Holdco III Ltd., Seaspan Corporation, certain subsidiaries of Seaspan Holdco III Ltd. from time to time party thereto, as subsidiary guarantors, the other secured parties from time to time party thereto, UMB Bank, National Association, as security trustee, and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 4.4 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on May 27, 2021).

4.40
Note Purchase Agreement, dated as of May 21, 2021, among Seaspan Holdco III Ltd., Seaspan Corporation, a group of institutional investors, Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator (incorporated by reference to Exhibit 4.5 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on May 27, 2021).

4.41
Subscription and Exchange Agreement, among Atlas Corp., Seaspan Corporation and the other signatory parties thereto, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on June 14, 2021).

4.42
Warrant Agreement, among Atlas Corp. and the other signatory parties thereto, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.2 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on June 14, 2021).

4.43
Registration Rights Agreement, among Atlas Corp. and the other signatory parties thereto, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.3 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on June 14, 2021).

4.44
Indenture, dated as of July 14, 2021, by and between Seaspan Corporation and The Bank of New York Mellon, as trustee (including form of 5.50% Blue Transition Senior Notes due 2029) (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on July 14, 2021).

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

101
The following financial information from Atlas Corp.’s Report on Form 20-F for the year ended December 31, 2021, formatted in Extensible Business Reporting Language (XBRL):
(a)Consolidated Balance Sheets as of December 31, 2021 and December 31, 2020;
(b)Consolidated Statements of Operations for each of the years in the three-year period ended December 31, 2021;
(c)Consolidated Statements of Shareholder’s Equity for each of the years in the two-year ended December 31, 2021;
(d)Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2021;
(e)Notes to the Consolidated Financial Statements

_______________________________________
*Filed herewith

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Atlas Corp.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Atlas Corp. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cumulative redeemable preferred shares, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of indicators of impairment for vessels
As discussed in Note 2(f) to the consolidated financial statements, property, plant and equipment that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values. The Company did not identify any indicators of impairment related to the vessels for the year ended December 31, 2021. As discussed in Note 8 and Note 10, the total carrying value of the Company’s vessels, including right-of-use vessels, was $7,297.1 million as of December 31, 2021.

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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment indicator assessment process. This included controls related to the identification and evaluation of indicators of impairment and underlying significant assumptions. We evaluated significant assumptions used in the Company’s evaluation by comparing current charter rates to existing customer contracts and estimates of future charter rates to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s anticipated future utilization rates and operating costs assumptions by comparing to the Company’s historical utilization rates and operating costs. For utilization rates, we also compared anticipated supply and demand conditions that would impact utilization to third party industry publications. We evaluated the Company’s assessment of current market values of vessels by comparing to recent vessel purchases and third-party industry publications.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2000.
Vancouver, Canada
March 24, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Atlas Corp.:
Opinion on Internal Control Over Financial Reporting
We have audited Atlas Corp.’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cumulative redeemable preferred shares, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated March 24, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Form 20-F Item 15 under the heading “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 24, 2022

ATLAS CORP. Consolidated Balance Sheets (Expressed in millions of United States dollars, except number of shares and par value amounts) December 31, 2021 and 2020

	2021	2020
Assets
Current assets:
Cash and cash equivalents	$288.6	$304.3
Accounts receivable	56.2	75.9
Inventories	46.4	60.2
Prepaid expenses and other	35.7	33.9
Net investment in lease (note 7)	16.8	10.7
Acquisition related assets	104.0	99.3
	547.7	584.3

Property, plant and equipment (note 8)	6,952.2	6,974.7
Vessels under construction (note 9)	1,095.6	42.0
Right-of-use assets (note 10)	724.9	841.2
Net investment in lease (note 7)	741.5	418.6
Goodwill (note 11)	75.3	75.3
Deferred tax assets (note 17)	1.9	19.3
Derivative instruments (note 23(c))	6.1	—
Other assets (note 12)	424.4	333.7
	$10,569.6	$9,289.1
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 21)	$183.4	$134.1
Deferred revenue	46.6	28.2
Income tax payable	96.9	110.4
Long-term debt - current (note 13)	551.0	332.1
Operating lease liabilities - current (note 14)	155.1	160.9
Other financing arrangements - current (note 15)	100.5	64.1
Other liabilities - current (note 16)	42.0	24.8
	1,175.5	854.6

Long-term debt (note 13)	3,731.8	3,234.0
Operating lease liabilities (note 14)	562.3	669.3
Other financing arrangements (note 15)	1,239.3	801.7
Derivative instruments (note 23(c))	28.5	63.0
Other liabilities (note 16)	17.7	40.9
Total liabilities	6,755.1	5,663.5

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2020 – nil) (note 18 (e))	296.9	—

Shareholders’ equity:
Share capital (note 18):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2020 – 150,000,000); 20,118,833 shares issued and outstanding (2020 – 33,335,570)
Common shares; $0.01 par value; 400,000,000 shares authorized (2020 - 400,000,000); 247,024,699 shares issued and outstanding (2020 - 246,277,338); 727,351 shares held in treasury (2020 – 727,351)	2.4	2.4
Additional paid in capital	3,526.8	3,842.7
Retained earnings / (Deficit)	7.5	(199.2)
Accumulated other comprehensive loss	(19.1)	(20.3)
	3,517.6	3,625.6
	$10,569.6	$9,289.1
Commitments and contingencies (note 22)
Subsequent events (note 24)
See accompanying notes to consolidated financial statements.

ATLAS CORP. Consolidated Statements of Operations (Expressed in millions of United States dollars, except per share amounts) Years ended December 31, 2021, 2020 and 2019

	2021	2020	2019
Revenue (note 5)	$1,646.6	$1,421.1	$1,131.5
Operating expenses:
Operating expenses	339.6	274.6	229.8
Depreciation and amortization	366.7	353.9	254.3
General and administrative	90.6	65.4	33.1
Indemnity claim under acquisition agreement	(42.4)	—	—
Operating leases (note 14)	146.3	150.5	154.3
Goodwill impairment (note 11)	—	117.9	—
Income related to modification of time charters	—	—	(227.0)
(Gain) Loss on sale (note 8)	(16.4)	0.2	—
	884.4	962.5	444.5
Operating earnings	762.2	458.6	687.0
Other expenses (income):
Interest expense	197.1	191.6	218.9
Interest income	(3.1)	(5.0)	(9.3)
Loss on debt extinguishment (note 13(e))	127.0	—	—
(Gain) Loss on derivative instruments (note 23(c))	(14.1)	35.5	35.1
Other expenses	21.8	27.3	2.0
	328.7	249.4	246.7
Net earnings before income tax	433.5	209.2	440.3
Income tax expense (note 17)	33.0	16.6	1.2
Net earnings	$400.5	$192.6	$439.1
Earnings per share (note 19):
Common share, basic	$1.36	$0.52	$1.72
Common share, diluted	$1.26	$0.50	$1.67
See accompanying notes to consolidated financial statements.

ATLAS CORP. Consolidated Statements of Comprehensive Income (Expressed in millions of United States dollars) Years ended December 31, 2021, 2020 and 2019

	2021	2020	2019
Net earnings	$400.5	$192.6	$439.1
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 23(c))	1.2	1.3	1.0
Comprehensive income	$401.7	$193.9	$440.1
See accompanying notes to consolidated financial statements.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2021, 2020 and 2019

	Series D puttable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2018	1,986,449	$48.1	176,835,837	33,272,706	$1.4	$0.3	$3,126.5	$(645.6)	$(22.6)	$2,460.0
Impact of accounting policy change	—	—	—	—	—	—	—	181.1	—	181.1
Adjusted balance, December 31, 2018	1,986,449	48.1	176,835,837	33,272,706	1.4	0.3	3,126.5	(464.5)	(22.6)	2,641.1
Net earnings	—	—	—	—	—	—	—	439.1	—	439.1
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Exercise of puttable preferred shares	(1,923,585)	(47.7)	—	—	—	—	—	—	—	—
Cancellation of put option on puttable preferred shares	(62,864)	(1.6)	—	62,864	—	—	1.6	—	—	1.6
Exercise of warrants	—	—	38,461,539	—	0.4	—	321.2	—	—	321.6
Fees and expenses in connection with issuance of Fairfax warrants	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	—	—	(103.0)	—	(103.0)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series G - $2.05 per share; Series H - $1.97 per share; Series I - $2.00 per share)	—	—	—	—	—	—	—	(70.4)	—	(70.4)
Accretion of preferred shares with holder put option	—	1.2	—	—	—	—	—	(1.2)	—	(1.2)
Shares issued through dividend reinvestment program	—	—	122,148	—	—	—	1.2	—	—	1.2
Share-based compensation expense	—	—	257,799	—	—	—	2.6	(0.7)	—	1.9
Treasury shares	—	—	(1,724)	—	—	—	—	—	—	—
Balance, December 31, 2019	—	$—	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (Continued)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2021, 2020 and 2019

	Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance, December 31, 2019, carried forward	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change (note 2(u))	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	1.8	0.3	3,452.9	(203.0)	(21.6)	3,230.4
Net earnings	—	—	—	—	—	192.6	—	192.6
Other comprehensive income	—	—	—	—	—	—	1.3	1.3
Common shares issued on acquisition (note 3)	29,891,266	—	0.2	—	316.6	—	—	316.8
Unissued acquisition related equity consideration (note 3)	—	—	—	—	80.8	—	—	80.8
Cancellation of unissued acquisition related equity consideration (note 3)	—	—	—	—	(1.3)	—	—	(1.3)
Issuance of common shares from unissued acquisition related equity consideration (note 3)	318,637	—	—	—	—	—	—	—
Return of common shares to unissued acquisition related equity consideration (note 3)	(727,351)	—	—	—	—	—	—	—
Cancellation of common shares issued on acquisition (note 3)	(1,122,290)	—	—	—	(12.5)	—	—	(12.5)
Common shares issued on loan settlement	775,139	—	0.1	—	8.2	—	—	8.3
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	(120.7)	—	(120.7)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $2.06 per share; Series G - $2.05 per share; Series H - $1.97 per share; Series I - $2.00 per share)	—	—	—	—	—	(67.1)	—	(67.1)
Shares issued through dividend reinvestment program	30,007	—	—	—	0.3	(0.3)	—	—
Share-based compensation expense	1,398,553	—	—	—	7.1	(0.7)	—	6.4
Treasury shares	37,778	—	—	—	—	—	—	—
Equity component on issuance of Exchangeable Notes, net of issuance costs (note 13(f))	—	—	—	—	6.1	—	—	6.1
Premium paid on capped call (note 13(f))	—	—	—	—	(15.5)	—	—	(15.5)
Balance, December 31, 2020	246,277,338	33,335,570	$2.1	$0.3	$3,842.7	$(199.2)	$(20.3)	$3,625.6
See accompanying notes to consolidated financial statements.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (Continued)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2021, 2020 and 2019

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings / (Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2020 carried forward	—	$—	246,277,338	33,335,570	$2.1	$0.3	$3,842.7	$(199.2)	$(20.3)	$3,625.6
Net earnings	—	—	—	—	—	—	—	400.5	—	400.5
Other comprehensive income	—	—	—	—	—	—	—	—	1.2	1.2
Issuance of common shares from unissued acquisition related equity consideration (note 3)	—	—	350,138	—	—	—	—	—	—	—
Series J preferred shares issued (note 13(e) and 18(e))	12,000,000	296.9	—	—	—	—	—	—	—	—
Redemption of preferred shares (note 18(b))	—	—	—	(13,216,737)			(330.4)			(330.4)
Warrants for Fairfax Notes	—	—	—	—	—	—	3.0	—	—	3.0
Dividends on common shares ($0.375 per share)	—	—	—	—	—	—	—	(126.3)	—	(126.3)
Dividends on preferred shares (Series D - $1.99 per share; Series E - $1.38 per share; Series G - $1.37 per share; Series H - $1.97 per share; Series I - $2.00 per share; Series J - $0.68 per share;)	—	—	—	—	—	—	—	(66.2)	—	(66.2)
Shares issued through dividend reinvestment program	—	—	24,803	—	—	—	0.3	(0.3)	—	—
Share-based compensation expense	—	—	372,420	—	—	—	11.2	(1.0)	—	10.2
Balance, December 31, 2021	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6
See accompanying notes to consolidated financial statement.

ATLAS CORP. Consolidated Statements of Cash Flows (Expressed in millions of United States dollars) Years ended December 31, 2021, 2020 and 2019

	2021	2020	2019
Cash from (used in):
Operating activities:
Net earnings	$400.5	$192.6	$439.1
Items not involving cash:
Depreciation and amortization	366.7	353.9	254.3
Goodwill impairment	—	117.9	—
Change in right-of-use asset	125.8	120.1	111.8
Non-cash interest expense and accretion	38.2	40.5	38.4
Unrealized change in derivative instruments	(40.6)	12.9	(20.0)
Amortization of acquired revenue contracts	15.0	16.9	13.8
Loss on debt extinguishment	127.0	—	—
(Gain) Loss on sale	(16.4)	0.2	—
Other	26.2	5.9	1.5
Change in other operating assets and liabilities (note 21)	(98.4)	(166.7)	(55.9)
Cash from operating activities	944.0	694.2	783.0

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(1,577.0)	(783.5)	(332.5)
Short-term investments	—	—	2.5
Prepayment on vessel purchase	(132.3)	(82.2)	(13.0)
Payment on settlement of interest swap agreements	(26.8)	(21.8)	(126.8)
Cash and restricted cash acquired from APR Energy acquisition	—	50.6	—
Loss on foreign currency repatriation	(13.9)	(18.7)	—
Receipt from contingent consideration asset	30.5	11.1	—
Other assets and liabilities	41.3	(15.4)	(5.8)
Capitalized interest relating to newbuilds	(15.7)	—	—
Cash used in investing activities	(1,693.9)	(859.9)	(475.6)

Financing activities:
Repayments of long-term debt and other financing arrangements	(1,474.9)	(1,122.2)	(1,961.9)
Issuance of long-term debt and other financing arrangements	3,152.6	1,383.5	1,227.3
Issuance of Exchangeable Notes	—	201.3	—
Purchase of capped call	—	(15.5)	—
Redemption of Fairfax Notes	(300.0)	—	—
Issuance of Fairfax Notes	—	100.0	250.0
Proceeds from exercise of warrants	—		250.0
Redemption of preferred shares	(330.4)	—	(47.7)
Financing fees	(122.2)	(49.1)	(27.0)
Share issuance cost	(0.1)	—	—
Dividends on common shares	(124.6)	(120.0)	(101.8)
Dividends on preferred shares	(66.2)	(67.1)	(70.4)
Cash from (used in) financing activities	734.2	310.9	(481.5)
(Decrease) Increase in cash and cash equivalents	(15.7)	145.2	(174.1)
Cash and cash equivalents and restricted cash, beginning of year	342.5	197.3	371.4
Cash and cash equivalents and restricted cash, end of year	$326.8	$342.5	$197.3
Supplemental cash flow information (note 21(b))
See accompanying notes to consolidated financial statements.

ATLAS CORP. Notes to Consolidated Financial Statements (Tabular amounts in millions of United States dollars, except per share amount and number of shares) Years ended December 31, 2021, 2020 and 2019

1.    General:
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
(b)    Principles of consolidation :
The accompanying consolidated financial statements include the accounts of Atlas Corp. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.
The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 15.
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
Years ended December 31, 2021, 2020 and 2019

2.    Significant accounting policies (continued):
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
Vessels under construction
Vessels under construction include deposits, installment payments, interest, financing costs, transaction fees, construction design, supervision costs, and other pre-delivery costs incurred during the construction period.
Power generating equipment
Power generating equipment are recorded at their cost, which represent their original cost at the time of purchase, less accumulated depreciation. Costs incurred to mobilize and install power-generating equipment pursuant to a contract for the provision of power generation services are recorded in property, plant and equipment and are depreciated on a straight-line basis over the non-cancellable lease term to which the power generating equipment relates.
A summary of the useful lives used for calculating depreciation and amortization is as follows:

Turbines	25 years
Generators	15 years
Transformers	15 years

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

2.    Significant accounting policies (continued):
(f)    Property, plant and equipment (continued):
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
(j)    Asset retirement obligations:
The Company records a provision and a corresponding long-lived asset for asset retirement obligations (“ARO”) when there is a legal obligation associated with the retirement of long-lived assets and the fair value of the liability can be reasonably estimated. The fair value of the ARO is measured using expected future cash flows discounted at the Company’s credit-adjusted risk-free interest rate. The liability is accreted up to the cost of retirement through interest expense over the non-cancellable lease term. The long-lived asset is depreciated straight-line over the same period. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability or to depreciation expense if the asset is fully depreciated.
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
Years ended December 31, 2021, 2020 and 2019

2.    Significant accounting policies (continued):
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
For financing leases that are classified as sales-type leases, any selling profit or loss is recognized at lease commencement date. Initial direct costs are expensed at lease commencement date if the fair value of the vessel is different from its carrying amount. If the fair value of the vessel is equal to its carrying amount, initial direct costs are deferred and amortized to income over the term of the lease.
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
Years ended December 31, 2021, 2020 and 2019

2.    Significant accounting policies (continued):
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
(o)    Income taxes:
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of operations.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

2.    Significant accounting policies (continued):
(p)    Share-based compensation:
The Company grants phantom share units, restricted shares, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Compensation cost is measured at the grant date fair values as follows:
•Restricted shares, phantom share units and restricted stock units are measured based on the quoted market price of the Company’s common shares on the date of the grant.
•Stock options are measured at fair value using the Black-Scholes model.
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
(q)    Fair value measurement:
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
•Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
•Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
•Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
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
The cumulative dividends applicable to the Series D, E, G, H, I and J preferred shares reduce the earnings available to common shareholders, even if not declared.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

2.    Significant accounting policies (continued):
(s)    Use of estimates:
The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the:
•reported amounts of assets and liabilities,
•disclosure of contingent assets and liabilities at the balance sheet dates; and
•reported amounts of revenue and expenses during the reporting fiscal periods.
Areas where accounting judgments and estimates are significant to the Company and where actual results could differ from those estimates, include, but are not limited to the:
•assessment of going concern;
•assessment of property, plant and equipment useful lives;
•expected salvage values;
•recoverability of the carrying value of property, plant and equipment and intangible assets with finite lives which are subject to future market events;
•recoverable value of goodwill;
•fair values of assets acquired and liabilities assumed from business combination;
•fair value of asset retirement obligations; and
•fair value of interest rate swaps, other derivative financial instruments and contingent consideration asset.
(t)    Comparative information:
Certain information has been reclassified to conform to the financial statement presentation adopted for the current year.
(u)    Recently adopted and future accounting pronouncements:
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

2.    Significant accounting policies (continued):
(u)    Recently adopted and future accounting pronouncements:
Discontinuation of LIBOR
The Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company's financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts will be accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts will require no reassessments. Transition activities are focused on the conversion of existing LIBOR based contracts to the Secured Overnight Financing Rate.
Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, using the modified retrospective method, whereby the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. As a result of the adoption, the Company recognizes the maximum potential dilutive effect of our exchangeable notes in diluted EPS using the if-converted method.
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
The net purchase price of $287,700,000 comprises of the following. Adjustments have been made from what was originally reported as a result of settlement of purchase price adjustments:

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

3.    Acquisition of Apple Bidco Limited (continued):

	As originally reported	Adjustments	As adjusted
29,891,266 common shares issued (1)	$316.8	$—	$316.8
6,664,270 Holdback Shares (1)	70.6	—	70.6
Less: Contingent consideration asset (2)	(41.5)	(53.7)	(95.2)
Less: Purchase price adjustment (3)	(52.5)	48.0	(4.5)
Net purchase price	$293.4	$(5.7)	$287.7
(1)The fair value was determined based on the closing market price of common shares on February 28, 2020, the acquisition date.
(2)Pursuant to the acquisition agreement, the Sellers are required to compensate the Company for losses on cash repatriation from a foreign jurisdiction related to specified contracts. Losses on cash repatriation is recognized in other expenses in the period incurred. Subsequently, Fairfax had agreed, subject to definitive documentation, to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items (note 12(d)).
(3)During the year ended December 31, 2020, the Sellers forfeited their rights to receive 577,139 Holdback Shares and returned 1,849,641 previously issued common shares to the Company. Of this number, 1,122,290 shares were permanently forfeited as part of post-closing purchase price adjustments. The remaining 727,351 shares are held in reserve as treasury shares. The shares held in reserve will be issuable to the Sellers at a future date, subject to settlement of potential indemnified events. In addition, the Company agreed to issue 5-year warrants to purchase 5,000,000 common shares at an exercise price of $13.00 per share to Fairfax, subject to definitive documentation. The warrants were issued in April 2021. During the year ended December 31, 2021 and December 31, 2020, 350,138 and 318,637 common shares were released from holdback and issued to the Sellers.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

	As originally reported	Adjustments	As adjusted
Cash and cash equivalents	$36.7	$—	$36.7
Inventory	54.4	(13.5)	40.9
Acquisition related assets (1)	65.0	31.4	96.4
Accounts receivable (2)	41.4	7.7	49.1
Other current assets	7.9	1.2	9.1
Property, plant and equipment	597.3	(150.1)	447.2
Intangible assets	35.4	(8.0)	27.4
Deferred tax assets	23.5	(6.9)	16.6
Other assets	13.9	—	13.9
Goodwill	—	117.9	117.9
Total assets acquired	875.5	(20.3)	855.2
Accounts payable and accrued liabilities	91.3	1.2	92.5
Income tax payable	104.0	2.5	106.5
Other current liabilities	17.2	—	17.2
Long-term debt (including current and non-current portions) (3)	311.6	—	311.6
Deferred tax liabilities	7.0	(6.0)	1.0
Other long-term liabilities	51.0	(12.3)	38.7
Net assets acquired	$293.4	$(5.7)	$287.7
(1)Consists of indemnification assets recognized on acquisition. The Sellers are required to indemnify the Company for certain legal and tax matters through cancellation of the Holdback Shares or in cash, at the Sellers’ option. For certain of these arrangements, if the Holdback Shares are insufficient, Fairfax may be required to compensate the Company in cash. The amount to be indemnified is subject to the aggregate losses incurred at settlement of these legal and tax matters. The amount recognized is equal to the liabilities accrued for such legal and tax matters, based on the Company’s best estimates. For certain other indemnification arrangements, Fairfax is required to compensate the Company in cash, without minority shareholders.
(2)The gross contractual accounts receivables acquired is $57.0 million. The amount not expected to be collected is $7.9 million.
(3)Concurrent with the acquisition, the Company refinanced the debt facilities acquired (note 13).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

3.    Acquisition of Apple Bidco Limited (continued):
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
During the year ended December 31, 2021 and December 31, 2020, the Company recognized $130,000 and $1,498,000 of acquisition related costs that were included in general and administrative expense. Cost recognized in the fourth quarter of 2019 was $2,294,000.
Pro forma financial information
The following table presents unaudited pro forma results for the year ended December 31, 2020. The unaudited pro forma financial information combines the results of operations of the Company and APR Energy as though the acquisition had occurred as of January 1, 2020. The pro forma results contain adjustments that are directly attributable to the transaction, including depreciation of the fair value of property, plant and equipment, amortization of acquired intangible assets, and refinancing of debt. Additionally, pro forma net earnings were adjusted to exclude acquisition-related costs incurred.

Pro forma information	Year ended December 31, 2020
Revenue	$1,464.6
Net earnings	179.3
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

The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment based on adjusted EBITDA, which is computed as net earnings before interest expense, income tax expense, depreciation and amortization expense, impairments, write-down and gains/losses on sale, gains/losses on derivative instruments, loss on foreign currency repatriation, change in contingent consideration asset, loss on debt extinguishment, other expenses and certain other items that the Company believes are not representative of its operating performance.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

4.    Segment reporting:
The following table includes the Company’s selected financial information by segment:

Year ended December 31, 2021	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,460.4	$186.2	$—	$1,646.6
Operating expense	289.3	50.3	—	339.6
Depreciation and amortization expense	307.9	58.8	—	366.7
General and administrative expense	49.9	37.1	3.6	90.6
Indemnity claim (income) under acquisition agreement	—	(42.4)	—	(42.4)
Operating lease expense	143.0	3.3	—	146.3
Gain on sale	(15.9)	(0.5)	—	(16.4)
Interest income	(0.3)	(2.8)	—	(3.1)
Interest expense	178.8	20.2	(1.9)	197.1
Income tax expense	0.8	32.2	—	33.0

Year ended December 31, 2020	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,222.8	$198.3	$—	$1,421.1
Operating expense	243.4	31.2	—	274.6
Depreciation and amortization expense	288.1	65.8	—	353.9
General and administrative expense	36.6	36.9	(8.1)	65.4
Operating lease expense	147.3	3.2	—	150.5
Loss on sale	—	0.2	—	0.2
Goodwill impairment	—	117.9	—	117.9
Interest income	(1.4)	(3.6)	—	(5.0)
Interest expense	176.0	19.5	(3.9)	191.6
Income tax expense	1.0	15.6	—	16.6

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

4.    Segment reporting (continued):

	Year ended December 31, 2021	Year ended December 31, 2020
Containership leasing adjusted EBITDA	$978.4	$795.5
Mobile power generation adjusted EBITDA(1)	136.4	127.0
Total segment adjusted EBITDA	1,114.8	922.5
Eliminations and other	(1.4)	(1.3)
Depreciation and amortization expense	366.7	353.9
Interest income	(3.1)	(5.0)
Interest expense	197.1	191.6
(Gain) Loss on derivative instruments	(14.1)	35.5
Loss on debt extinguishment	127.0	—
Other expenses	6.5	8.6
Loss (Gain) on contingent consideration asset	5.1	(6.8)
Loss on foreign currency repatriation	13.9	18.7
(Gain) Loss on sale	(16.4)	0.2
Goodwill impairment	—	117.9
Consolidated net earnings before taxes	$433.5	$209.2
(1)The calculation of adjusted EBITDA does not include the Indemnity claim under acquisition agreement as an adjustment for the mobile power generation segment. Although the revenue reported for this segment is lower due to an injunction at one of the sites, the losses are recoverable through an indemnification agreement (note 3).

Total Assets	December 31, 2021	December 31, 2020
Containership Leasing	$9,777.6	$8,475.4
Mobile Power Generation	842.7	829.9
Elimination and Other	(50.7)	(16.2)
Total	$10,569.6	$9,289.1

Capital expenditures by segment	Year ended December 31, 2021	Year ended December 31, 2020
Containership leasing	$1,679.4	$848.1
Mobile power generation	29.9	17.6
5.    Revenue:
The Company generates revenue by leasing and operating its fleet of containerships and power generation assets, largely through operating leases, direct financing leases and sales-type leases. Revenue disaggregated by segment and by type for the year ended December 31, 2021 and December 31, 2020 is as follows:

	Year ended December 31, 2021
	Containership Leasing (1)	Mobile Power Generation	Total
Operating lease revenue	$1,409.9	$179.7	$1,589.6
Interest income from leasing	46.1	—	46.1
Other	4.4	6.5	10.9
	$1,460.4	$186.2	$1,646.6

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

5.    Revenue (continued):

	Year ended December 31, 2020
	Containership Leasing (1)	Mobile Power Generation	Total
Operating lease revenue	$1,180.0	$187.4	$1,367.4
Interest income from leasing	40.5	—	40.5
Other	2.3	10.9	13.2
	$1,222.8	$198.3	$1,421.1
(1)Operating lease revenue includes both bareboat charter and time charter revenue.
As at December 31, 2021, the minimum future revenues to be received on committed operating leases, interest income to be earned from direct financing leases and other revenue are as follows:

	Operating lease revenue (1)	Direct financing leases (2)	Other	Total committed revenue
2022	$1,604.1	$63.5	$4.1	$1,671.7
2023	1,470.5	61.0	0.7	1,532.2
2024	1,180.0	58.2	—	1,238.2
2025	806.8	55.2	—	862.0
2026	463.3	53.1	—	516.4
Thereafter	344.7	393.1	—	737.8
	$5,869.4	$684.1	$4.8	$6,558.3
(1)Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.
As at December 31, 2021, the minimum future revenues to be received based on each segment are as follows:

	Containership Leasing (1) (2)	Mobile Power Generation	Total committed revenue
2022	$1,537.8	$133.9	$1,671.7
2023	1,467.1	65.1	1,532.2
2024	1,238.2	—	1,238.2
2025	862.0	—	862.0
2026	516.4	—	516.4
Thereafter	737.8	—	737.8
	$6,359.3	$199.0	$6,558.3
(1)Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
The Company’s revenue during the years was derived from the following customers:

	2021	2020	2019
COSCO	$492.2	$401.1	$407.4
Yang Ming Marine	249.9	255.7	257.5
ONE	255.2	237.3	199.4
Other	649.3	527.0	267.2
	$1,646.6	$1,421.1	$1,131.5

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

6.    Related party transactions:
(a)The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(b)On each of February 14, 2018 and January 15, 2019, the Company issued to Fairfax $250,000,000 aggregate principal of 5.50% senior notes due on February 14, 2025 (“2025 Fairfax Notes”) and January 15, 2026 (“2026 Fairfax Notes”), respectively, and a tranche of warrants to purchase 38,461,539 common shares of Seaspan at an exercise price of $6.50 per share, on each date. On February 28, 2020, Seaspan issued to Fairfax, in a private placement, $100,000,000 aggregate principal amount of 5.50% senior notes due on March 1, 2027 (the “2027 Fairfax Notes” and together with the 2025 Fairfax Notes and the 2026 Fairfax Notes, the “Fairfax Notes”) (note 13(e)).
In June 2021, the Company and Seaspan exchanged and amended the Fairfax Notes. Pursuant to this transaction, the Company exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares of the Company (the “Series J Preferred Shares”), representing total liquidation value of $300,000,000, and (ii) 1,000,000 five year warrants to purchase an equal number of Atlas common shares at an exercise price of $13.71 per share (the “Fairfax Exchange”) (note 18(e)). The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled. For the year ended December 31, 2021, the dividends paid for Series J Preferred Shares were $8,108,000 (December 31, 2020 – $nil).
In connection with the Fairfax Exchange, the Fairfax Holders also agreed to amend the terms of the $300,000,000 aggregate principal amount of the Fairfax Notes that remain outstanding following the Fairfax Exchange (the “Amendment”), which includes all $250,000,000 aggregate principal amount of the 2025 Fairfax Notes and $50,000,000 aggregate principal amount of the 2026 Fairfax Notes. The Amendment, among other things, eliminated the Fairfax Holders’ mandatory redemption and put rights and released and discharged all outstanding guarantees and liens on collateral thereunder. The Fairfax Holders also agreed to terminate Seaspan’s Amended and Restated Pledge and Collateral Agent Agreement and to release and discharge all liens on collateral thereof (note 13(e)). During the year ended December 31, 2021, the Company redeemed for cash the remaining 2025 Fairfax Notes and 2026 Fairfax Notes at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.
(c)On February 28, 2020, in connection with the acquisition of APR Energy, Fairfax received common shares of Atlas as consideration for its equity interests in APR Energy and as settlement of indebtedness owing to Fairfax by APR Energy. In addition, Atlas reserved for issuance Holdback Shares for Fairfax. Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy (note 3).
During the year ended December 31, 2021, 350,138 common shares were issued out of Holdback Shares. These Holdback Shares were released from the holdback of the minority sellers and purchased by Fairfax. Fairfax also paid $12,229,000 to the Company for settlement of an indemnification related to the cash repatriation from a foreign jurisdiction. In addition, the Company received $12,468,000 for the year ended December 31, 2021 (December 31, 2020 – $nil) from Fairfax for the settlement of an indemnification related to losses realized on sale or disposal of certain property, plant and equipment and inventory items (note 3). For the year ended December 31, 2021, interest expense related to Seaspan’s notes held by certain affiliates of Fairfax (the “Fairfax Holders”), including the Fairfax Notes, excluding amortization of the debt discount, was $19,204,000 (2020 – $32,114,000; 2019 – $26,927,000). For the year ended December 31, 2021, amortization of debt discount was $14,188,000 (2020 – $19,963,000; 2019 – $17,347,000).
(d)As at December 31, 2021, Fairfax held approximately 40.5% of the Company’s issued and outstanding common shares and has designated two members to the Company’s board of directors.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

6.    Related party transactions (continued):
(e)In March 2021, the Company entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders agreement with ZE to form the joint venture (“ZE JV”). The Company owns 50% of the ZE JV. The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply. In October 2021, through as series of transactions with a wholly owned subsidiary of the ZE JV as the ultimate purchaser, the Company sold one 4,250 TEU vessel for an aggregate purchase price of $38,280,000 (note 8). The Company continues to manage the ship operations of the vessel. During the year ended December 31, 2021, the Company earned revenue of $325,000 (2020 – $nil) and incurred expenses of $285,000 (2020 – $nil) in connection with the ship management of the vessel. As at December 31, 2021, the Company has invested $1,000,000 (December 31, 2020 – $nil) in the ZE JV.
7.    Net investment in lease:

	2021	2020
Undiscounted lease receivable	$1,448.2	$773.2
Unearned interest income	(689.9)	(343.9)
Net investment in lease	$758.3	$429.3

	2021	2020
Lease receivables	$751.4	$429.3
Unguaranteed residual value	6.9	—
Net investment in lease	758.3	429.3
Current portion of net investment in lease	(16.8)	(10.7)
Long-term portion of net investment in lease	$741.5	$418.6
In February 2020, the bareboat charters for the six vessels acquired in November 2019 were modified to extend the terms of the leases by six years, with similar purchase options. As a result of the modification, it was determined that the customer is no longer reasonably certain to exercise the purchase options and these leases were reclassified as operating leases.
In February 2021, the Company commenced a fixed rate bareboat charter with a term of 18 years on a 12,000 TEU vessel, which has been classified as a sales-type lease. No gain or loss was recognized on commencement date.
In September and November 2021, the Company commenced one and two 18-year fixed rate bareboat charters, respectively, each for a 12,200 TEU vessel. The bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.
At December 31, 2021, the minimum lease receivable from direct financing leases are as follows:

2022	$79.3
2023	79.3
2024	79.5
2025	79.3
2026	79.3
Thereafter	1,051.5
$1,448.2

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

8.    Property, plant and equipment:

December 31, 2021	Cost	Accumulated depreciation	Net book value
Vessels	$9,410.9	$(2,830.4)	$6,580.5
Equipment and other	557.3	(185.6)	371.7
Property, plant and equipment	$9,968.2	$(3,016.0)	$6,952.2

December 31, 2020	Cost	Accumulated depreciation	Net book value
Vessels	$9,148.9	$(2,571.3)	$6,577.6
Equipment and other	543.1	(146.0)	397.1
Property, plant and equipment	$9,692.0	$(2,717.3)	$6,974.7

During the year ended December 31, 2021, depreciation and amortization expense relating to property, plant and equipment was $345,164,000 (2020 - $324,597,000; 2019 – $233,729,000).
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
Upon commencement of a fixed rate bareboat charter in February 2021, $88,060,575 was reclassified to net investment in lease from property, plant and equipment (note 7).
During the year ended December 31, 2020 the Company took delivery of ten secondhand vessels, with an aggregate purchase price of $785,033,000, including one vessel that was reclassified to property, plant and equipment from net investment in leases at lease modification, subsequent to initial acquisition during the year.
During the year ended December 31, 2021, the Company took delivery of four vessels, with an aggregate purchase price of $358,500,000.
During the year ended December 31, 2021, the Company sold one 4,250 TEU vessel to a wholly owned subsidiary of the ZE JV for $38,280,000 (note 6(e)), resulting in a gain on sale of $15,884,000.
9.    Vessels under construction
As at December 31, 2021, the vessels under construction balance includes $18,870,000 of capitalized interest for the year ended December 31, 2021 (December 31, 2020 – $nil).
As at December 31, 2021, the vessels under construction balance includes $1,284,512,000 of installment payments for the year ended December 31, 2021 (December 31, 2020 – $41,983,000).
During the year ended December 31, 2021, the Company took delivery of three 12,200 TEU vessels that were previously under construction for an aggregate purchase price of $251,895,000. The vessels commenced 18-year bareboat charters upon delivery and are classified as a sales-type lease (note 7).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

10.    Right-of-use assets:

December 31, 2021	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,066.6	$(350.0)	$716.6
Other operating leases	15.8	(7.5)	8.3
Right-of-use assets	$1,082.4	$(357.5)	$724.9

December 31, 2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(228.0)	$832.9
Office operating leases	13.6	(5.3)	8.3
Right-of-use assets	$1,074.5	$(233.3)	$841.2

During the year ended December 31, 2021, the amortization in right-of-use assets were $125,800,000 (2020 – $120,140,000; 2019 – $111,810,000, respectively).
11.    Goodwill:

	Containership leasing	Mobile power generation
Balance, December 31, 2019	$75.3	$—
Goodwill arising from acquisition of APR Energy (note 3)	—	117.9
Impairment loss recognized during the period	—	(117.9)
Balance, December 31, 2020 and 2021	$75.3	$—
Upon the acquisition of APR Energy, the Company recognized $117,900,000 of goodwill. As part of the Company’s annual goodwill impairment test, it was determined that the carrying value of the mobile power generation reporting unit exceeded its fair value, as a result of potential strategic repositioning contemplated subsequent to acquisition. Fair value was determined using a discounted cash flow approach. As a result, an impairment loss of $117,900,000 equal to the balance of goodwill related to the mobile power generation reporting unit, was recognized in 2020.
12.    Other assets:

	2021	2020
Intangible assets (a)	$90.1	$104.8
Deferred dry-dock (b)	79.4	63.8
Restricted cash (c)	38.2	38.2
Contingent consideration asset (d)	49.2	84.0
Indemnity claim under acquisition agreement (e)	42.5	—
Deferred financing fees on undrawn financings (f)	77.0	—
Other	48.0	42.9
Other assets	$424.4	$333.7
(a)Intangible assets:

December 31, 2021	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(76.2)	$53.7
Trademark	27.4	(2.5)	24.9
Other	16.5	(5.0)	11.5
	$173.8	$(83.7)	$90.1

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

12.    Other assets (continued):
(a)Intangible assets (continued):

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
Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2021, the weighted average remaining useful lives of acquired customer contracts was 3.9 years (2020 – 4.6 years; 2019 – 5.3 years).
During the year ended December 31, 2021, the Company recorded $20,910,000 of amortization related to intangible assets (2020 – $21,396,000; 2019 – $20,729,000).
Future amortization of intangible assets is as follows:

2022	$18.4
2023	14.7
2024	11.9
2025	8.0
2026	4.4
Thereafter	32.7
$90.1
(b)Deferred dry-dock:
During the years ended December 31, 2021 and 2020, changes in deferred dry-dock were as follows:

December 31, 2019	$41.3
Costs incurred	45.2
Amortization expensed (1)	(22.7)
December 31, 2020	63.8
Costs incurred	40.0
Amortization expensed (1)	(24.4)
December 31, 2021	$79.4
(1)Amortization of dry-docking costs is included in depreciation and amortization
(c)Restricted cash:
Restricted cash consists primarily of amounts held in reserve accounts related to the Company’s debt facilities.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

12.    Other assets (continued):
(d)Contingent consideration asset:
As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the Sellers for certain losses that may be incurred on future cash repatriation from a foreign jurisdiction until the earlier of (1) reaching the maximum cash flows subject to compensation, (2) termination of specified contracts, (3) sustaining the ability to repatriate cash without losses and (4) April 30, 2022. The amount of compensation depends on the Company’s ability to generate cash flows on specific contracts in the foreign jurisdiction and the magnitude of losses incurred on repatriation. The maximum amount of cash flows subject to compensation is $110,000,000. The Company is also compensated for future losses realized on sale or disposal of certain property, plant and equipment and inventory items calculated as the difference between the proceeds on sale or disposal and the book value of the respective assets at February 28, 2020, prior to acquisition. The maximum amount of losses subject to compensation is $64,000,000.

Contingent consideration asset, December 31, 2020	$90.9
Change in fair value	(5.1)
Compensation received	(30.5)
Contingent consideration asset	55.3
Current portion included in prepaid expenses and other	(6.1)
Contingent consideration asset, December 31, 2021	$49.2
(e)Indemnity claim under acquisition agreement
As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the Sellers for losses resulting from an ongoing injunction on certain sites in Argentina. The losses will be settled through a combination of the cancellation of holdback shares and cash at the (i) lifting of the injunction or (ii) end of the contract in May 2022.
(f)Deferred financing fees on undrawn financings
The Company has entered into financing arrangements for certain of its vessels under construction. As the financing arrangements are undrawn as at December 31, 2021, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts will be reclassified and presented as a direct deduction from the related debt liability.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

13.    Long term debt:

	2021	2020
Long-term debt:
Revolving credit facilities (a) (c)	$—	$283.0
Term loan credit facilities (b) (c)	2,341.8	2,583.8
Senior Unsecured Notes (d)	1,302.4	80.0
Fairfax Notes (e)	—	600.0
Senior Unsecured Exchangeable Notes (f)	201.3	201.3
Senior Secured Notes (g)	500.0	—
	4,345.5	3,748.1
Fair value adjustment on term loan credit facilities	—	(0.1)
Debt discount on Fairfax Notes	—	(130.9)
Debt discount on Senior Unsecured Exchangeable Notes	(5.1)	(6.1)
Deferred financing fees	(57.6)	(44.9)
Long-term debt	4,282.8	3,566.1
Current portion of long-term debt	(551.0)	(332.1)
Long-term debt	$3,731.8	$3,234.0
(a)Revolving credit facilities
As at December 31, 2021, the Company had three revolving credit facilities available (December 31, 2020 – four revolving credit facilities) which provided for aggregate borrowings of up to $600,000,000 (December 31, 2020 – $500,000,000), of which $600,000,000 (December 31, 2020 – $217,000,000) was undrawn.
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
On July 2, 2020, the Company entered into a $150,000,000 revolving credit facility, refinancing a $150,000,000 revolving credit facility due to mature in August 2020. The new facility matures on July 2, 2022 and can increase to a maximum capacity of $200,000,000, subject to additional commitments (note 24(f)).
In May 2021, the Company refinanced one revolving credit facility which increased the aggregate commitments by $100,000,000 and extended the maturity by two years.
Revolving credit facilities and Term loan credit facilities balances as at December 31, 2020 have been reclassified to conform to the financial statement presentation adopted for the current year.
As at December 31, 2021, the Company has no drawn revolving credit facilities. As at December 31, 2020, the one month, three month and six month average LIBOR on the Company’s revolving credit facilities is 0.2%, 0.2% and 0.3%, respectively and the margin is 0.5% and 2.25%. The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities is 1.4% as at December 31, 2020. Interest payments were made monthly, quarterly and semi-annually.
The Company is subject to commitment fees ranging between 0.5% and 0.6% (December 31, 2020 – 0.2% and 0.6%) calculated on the undrawn amounts under the various facilities.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

13.    Long term debt (continued):
(b)Term loan credit facilities
As at December 31, 2021, the Company has entered into $4,052,103,000 (December 31, 2020 – $2,833,850,000) of term loan credit facilities, of which $1,710,224,000 (December 31, 2020 - $250,000,000) was undrawn.
On February 28, 2020, the Company entered into the Bank Facility which includes a $135,000,000 term loan facility (note 13(a)).
On March 6, 2020, the Company entered into a $100,000,000 term loan credit facility, which bears a fixed interest rate of 7.7% per annum and matures on March 6, 2025. This facility is secured by the Company’s power generation assets.
In February 2020 and March 2020, the Company increased the aggregate commitment under an existing term loan credit facility (the “December 2019 Term Loan”), which matures on December 30, 2025, by $100,000,000.
On October 15, 2020, the Company entered into a sustainability-linked term loan facility (the “October 2020 Term Loan”) with an aggregate principal of $200,000,000, which was subsequently upsized to $250,000,000 on December 14, 2020. The facility matures on October 14, 2026 and bears an initial interest rate of three month LIBOR plus 2.25% margin. The margin may be subsequently adjusted if the Company meets certain sustainability metrics during the term of the loan.
The December 2019 Term Loan and the October 2020 Term Loan are secured by a portfolio of vessels, which also secured some of the Company’s other credit facilities.
In May 2021, the Company amended and restated three term loan credit facilities which increased the aggregate commitments by $79,540,000 and extended maturities by two years.
In June 2021, the Company made early prepayment of $59,961,000 on one term loan that matures on July 6, 2025.
In May 2021, the Company entered into a $6,500,000 term loan credit facility, which bears a fixed interest rate of 3.8% per annum and matures on May 30, 2024.
In July 2021, the Company entered into a $6,500,000 term loan credit facility, which bears a fixed interest rate of 3.8% per annum and matures on July 2, 2024.
In October 2021, the Company entered into a $633,088,000 term loan credit facility, which bears an initial interest rate of three month LIBOR plus 1.4% margin. No amounts have been drawn under the facility as of December 31, 2021.
In December 2021, the Company entered into a $1,077,137,000 term loan credit facility, which bears an initial interest rate of three month LIBOR plus 3.39% margin. No amounts have been drawn under the facility as of December 31, 2021.
Term loan credit facilities drawn mature between December 31, 2022 and January 21, 2030.
For all of the Company’s term loan credit facilities, except for one, interest is calculated based on three month or six month LIBOR plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average LIBOR was 0.2% and 0.2%, respectively (December 31, 2020 – 0.2% and 0.3%) and the margins ranged between 0.4% and 3.5% as at December 31, 2021 (December 31, 2020 – 0.4% and 4.3%).
For one of the term loan credit facilities with a total principal amount outstanding of $27,198,000 (December 31, 2020 – $39,970,000), interest is calculated based on the Export-Import Bank of Korea (“KEXIM”) rate plus 0.7% per annum.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

13.    Long term debt (continued):
(b)Term loan credit facilities (continued):
For two of the term loan credit facilities with a total principal amount outstanding of $921,000,000 (December 31, 2020 – $nil), interest is calculated based on a fixed rate of 3.8% per annum for both.
The weighted average rate of interest, including the applicable margin, was 1.9% as at December 31, 2021 (December 31, 2020 – 2.3%) for the Company’s term loan credit facilities. One of the Company’s term loan credit facilities bears interest at a fixed rate of 7.7%. Interest payments are made in monthly, quarterly or semi-annual payments.
Repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuilding containerships, payments commence three, six or thirty-six months after delivery of the associated newbuilding containership, utilization date or the inception date of the term loan credit facilities.
The following is a schedule of future minimum repayments under the Company’s term loan credit facilities as of December 31, 2021:

2022	$555.5
2023	376.4
2024	148.9
2025	146.1
2026	851.6
Thereafter	263.3
$2,341.8
(c)Credit facilities – other:
As at December 31, 2021, the Company’s credit facilities were secured by first-priority mortgages granted on most of its power generation assets and 65 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:
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
As at December 31, 2021, $1,511,365,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities was secured by a portfolio of 52 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

13.    Long term debt (continued):
(c)Credit facilities – other (continued):
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances, with the exception of one term loan credit facility, where the Company may prepay borrowings up to March 6, 2023 with penalties and thereafter without penalty. A prepayment may be required as a result of certain events, including change of control and, where applicable, the sale or loss of assets or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease suitable to lenders within a specified period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or “orderly liquidation” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the borrower and/or guarantor of the facility to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Each of Atlas and Seaspan are guarantors under certain facilities.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at December 31, 2021.
(d)Senior unsecured notes:
In February 2021, the Company issued $200,000,000 of 6.5% senior unsecured sustainability-linked bonds in the Nordic bond market (“2024 Bonds”). In April 2021, the Company issued a further $300,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market (the “2026 Bonds” and together with the 2024 Bonds, the “Bonds”). The Bonds mature in February 2024 and April 2026, respectively, and bear interest at 6.5% per annum. If the sustainability performance targets are not met during the term of the Bonds, the Bonds will be settled at maturity at 100.5% of the initial principal. The Bonds are listed on the Oslo Stock Exchange.
In May 2021, the Company exchanged an aggregate principal amount of $52,198,825 7.125% senior notes due 2027 of its wholly owned subsidiary, Seaspan Corporation (the “Seaspan Notes”), for an equivalent amount of its 7.125% senior notes due 2027 (the “Atlas Notes”), registered under the Securities Act of 1933, as amended, and listed on the Nasdaq Global Market. In July 2021, the Company exchanged an additional $151,000 of Seaspan Notes for Atlas Notes, and redeemed all remaining Seaspan Notes.
On July 14, 2021, the Company issued $750,000,000 of senior unsecured notes. These notes mature in 2029 and accrue interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022. The notes are a blue transition bond developed to further the Company’s sustainability efforts.
(e)Fairfax Notes:
Pursuant to the Fairfax Exchange as described in note 6(b), the Company exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, and (ii) 1,000,000 five year warrants to purchase an equal number of Atlas common shares at an exercise price of $13.71 per share. The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled.
In connection with the Fairfax Exchange, the Fairfax Holders also agreed to amend the terms of the $300,000,000 aggregate principal amount of the Fairfax Notes that remain outstanding following the Fairfax Exchange, which includes all 2025 Fairfax Notes and 2026 Fairfax Notes. The Amendment, among other things, eliminated the Fairfax Holders’ mandatory redemption and put rights and released and discharged all outstanding guarantees and liens on collateral thereunder. The Fairfax Holders also agreed to terminate Seaspan’s Amended and Restated Pledge and Collateral Agent Agreement and to release and discharge all liens on collateral thereof. The Company had the option to redeem the amended notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

13.    Long term debt (continued):
(e)Fairfax Notes (continued):
In August 2021, the remaining 2025 Fairfax Notes and 2026 Fairfax Notes were redeemed for cash at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. As a result of the Fairfax Exchange and subsequent redemption of the 2025 Fairfax Notes and 2026 Fairfax Notes, the Company recorded a loss on debt extinguishment of $121,715,000 for the year ended December 31, 2021, respectively (2020 – $nil; 2019 – $nil), representing the write-off of the existing associated debt discount and deferred financing fees.
(f)Senior Unsecured Exchangeable Notes:
On December 21, 2020, the Company, through its wholly-owned subsidiary, Seaspan Corporation issued $201,250,000 aggregate principal amount of 3.75% exchangeable senior unsecured notes due 2025 (the “Exchangeable Notes”) in a private placement. The Exchangeable Notes are exchangeable at the holders’ option into an aggregate of 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, in equivalent cash or a combination of Atlas common shares and cash, as elected by the Company, on or after September 15, 2020, or earlier in the following circumstances:
•After December 31, 2020, if the last reported price of an Atlas common share is at least 130% of the exchange price then in effect over a specified measurement period;
•If the trading price per $1,000 principal amount of Exchangeable Notes during a specified measurement period is less than 98% of the last reported sale price on Atlas common shares multiplied by the applicable exchange rate; and
•Upon the occurrence of certain significant corporate events, or in response to early redemption elected by the Company.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

13.    Long term debt (continued):
(g)Senior Secured Notes:
In May 2021, the Company entered into a note purchase agreement to issue $500,000,000 of sustainability-linked, senior secured notes (the “Senior Secured Notes”) in a US private placement. The Senior Secured Notes comprise four series, each ranking pari passu with the Company’s existing and future debt financing program. The Series A, Series C and Series D Senior Secured Notes were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B Senior Secured Notes, which bear interest at 3.91% per annum and mature in 2031, were issued in August 2021. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
14.    Operating lease liabilities:

	December 31, 2021	December 31, 2020
Operating lease commitments	$791.2	$927.0
Impact of discounting	(104.6)	(141.5)
Impact of changes in variable rates	30.8	44.7
Operating lease liabilities	717.4	830.2
Current portion of operating lease liabilities	(155.1)	(160.9)
Operating lease liabilities	$562.3	$669.3
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
Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Lease costs:
Operating lease costs	$160.2	$166.5
Variable lease adjustments	(13.7)	(12.4)

Other information:
Operating cash outflow used for operating leases	143.2	147.8
Weighted average discount rate	4.8%	4.8%
Weighted average remaining lease term	6 years	7 years

In September 2021, the Company amended an operating lease for one vessel to extend the term for an additional five years. The amendment resulted in the continuation of its treatment as an operating lease. The reassessment due to the modification resulted in an increase of $5,753,000 to lease liabilities and a corresponding increase to right-of-use assets.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

15.    Other financing arrangements:

	2021	2020
Other financing arrangements	$1,363.1	$879.5
Deferred financing fees	(23.3)	(13.7)
Other financing arrangements	1,339.8	865.8
Current portion of other financing arrangements	(100.5)	(64.1)
Other financing arrangements	$1,239.3	$801.7
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
(i)COSCO Faith - 13100 TEU vessel:
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
(ii)Leases for three 4500 TEU vessels:
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
(iii)Leases for five 11000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 3.3% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11000 TEU vessels under sales-leaseback financing arrangement. In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11,000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11,000 TEU vessel as described in note 15 (vii).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

15.    Other financing arrangements (continued):
(iv)Leases for four 12000 TEU vessels:
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
(v)Leases for two 13000 TEU vessels:
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
(vi)Leases for two 12000 TEU vessels:
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
(vii)Leases for three vessels:
In April 2021, the counterparty provided refinancing of $235,000,000 in sale-leaseback financing for three vessels ranging in size between 10,000 TEU and 13,100 TEU. The lease terms, ranging between 96 and 162 months, began in April 2021. Lease payments include interest components based on one three LIBOR plus a 2.75% margin. The Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(viii)Leases for three 12200 TEU vessels
In April 2021, the counterparty provided sale-leaseback financing of $243,000,000. The 12-year lease term for one of the vessels began in November 2021, which was the vessel’s delivery date. The amounts drawn on this facility for the other two vessels relate to installments on vessel under construction. Lease payments include interest components based on one month LIBOR plus a 2.95% margin. At delivery, the Company sells and leases the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(ix)Leases for two 12200 TEU vessels
In May 2021, the counterparty provided sale-leaseback financing of $162,000,000. The 10-year lease terms began in September and November 2021, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a 2.95% margin. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

15.    Other financing arrangements (continued):
(x)Leases for six 7000 TEU vessels
In October 2021, the counterparty provided sale-leaseback financing of $445,000,000. Lease payments include interest components based on three month LIBOR plus a 2.45% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase four of the vessels at a pre-determined purchase price. For all six vessels, the Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2021, the amounts drawn on this facility relate to the first advance.
(xi)Leases for eight vessels
In June 2021, the counterparty provided sale-leaseback financing of $895,320,000 for eight vessels ranging in size from 160000 TEU to 24000 TEU. Lease payments include interest components based on three month LIBOR plus a 2.80% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2021, no amounts have been drawn under this facility.
(xii)Leases for six 15500 TEU vessels
In August 2021, the counterparty provided sale-leaseback financing of $661,826,000. Lease payments include interest components based on one month LIBOR plus a 2.50% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2021, no amounts have been drawn under this facility.
(xiii)Leases for six 15000 TEU and four 7000 TEU vessels
In November 2021, the counterparty provided sale-leaseback financing of $889,141,000. Lease payments include interest components based on three month LIBOR plus a 2.45% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2021, no amounts have been drawn under this facility.
(xiv)Leases for two 12000 TEU vessels
In December 2021, the Company entered into a $169,500,000 financing arrangement to finance two vessels upon delivery. Lease payments include interest components based on a secured overnight financing rate plus a credit spread and a 1.8% margin. No amounts have been drawn under the financing as of December 31, 2021.
In May 2021, the Company repaid $59,300,000 upon early termination of a sale-leaseback financing arrangement secured by a 13,100 TEU vessel.
The weighted average rate of interest, including the margin, was 3.08% at December 31, 2021 (December 31, 2020 – 3.12%).
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

2022	$101.0
2023	101.4
2024	102.6
2025	97.4
2026	94.2
Thereafter	866.5
$1,363.1

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

16.    Other liabilities:

	2021	2020
Asset retirement obligations(a)	$37.4	$42.3
Other	22.3	23.4
Other long-term liabilities	59.7	65.7
Current portion of other long-term liabilities	(42.0)	(24.8)
Other long-term liabilities	$17.7	$40.9
(a)Asset retirement obligations:
Asset retirement obligations were assumed as part of the APR Energy acquisition and consist of the contractual requirement to demobilize the Company’s mobile power generation sites when there is a legal obligation associated with the demobilization and the fair value of the liability can be reasonably estimated.

Asset retirement obligations, December 31, 2019	$—
Liabilities acquired	45.9
Liabilities incurred	5.3
Liabilities settled	(6.6)
Provision reassessment	(2.9)
Accretion expense	0.6
Asset retirement obligations, December 31, 2020	42.3
Liabilities acquired	7.8
Liabilities incurred	(5.0)
Provision reassessment	(7.9)
Accretion expense	0.2
Asset retirement obligations, December 31, 2021	$37.4
17.    Income tax:
The Company is tax resident in the United Kingdom and consists of its containership leasing and mobile power generation segments. The effective tax rate for its containership segment is nominal, primarily due to international shipping reciprocal exemptions. Its mobile power generation segment, acquired on February 28, 2020 through APR Energy, is subject to income taxes in multiple jurisdictions.
Net earnings before income taxes for the year ended December 31, 2021 relates only to the foreign jurisdictions. Similarly, the Company’s income tax expense for the year ended December 31, 2021 related only to foreign jurisdictions and consists of the following:

	2021
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$13.0	$13.0
Deferred tax
Deferred tax expense	—	20.0	20.0

Total tax expense	$—	$33.0	$33.0

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

17.    Income tax (continued):

	2020
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$20.2	$20.2
Deferred tax
Deferred tax expense	—	(3.6)	(3.6)

Total tax expense	$—	$16.6	$16.6

As a result of the acquisition of APR Energy, the Company operates in countries that have differing tax laws and rates. Therefore, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Prior to the APR Energy acquisition, the Company was subject to nominal income taxes primarily due to international shipping reciprocal exemptions for the containership segment. For the year ended December 31, 2021 and December 31, 2020, the reconciliation between the effective tax rate of 7.61% and 7.94%, respectively, and the statutory UK income tax rate of 19.0% is as follows:

	2021	2020
Computed "Expected" tax expense:
Computed tax expense on income from continuing operations	$82.4	$39.7
Increase (reduction) in income taxes resulting from:
Certain income from containership leasing segment that is exempt from tax	(73.2)	(58.0)
Goodwill impairment not deductible for tax	—	22.4
Change in valuation allowance	73.5	25.4
Change in current year uncertain tax positions	3.5	1.2
Change in tax law	(32.0)	(0.1)
Foreign rate differential	(22.0)	(26.8)
Withholding taxes	6.8	7.8
Other, net	(6.0)	5.0
	$33.0	$16.6

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

17.    Income tax (continued):
The deferred tax assets and liabilities were as follows for the year ended December 31, 2021 and December 31, 2020:

Deferred tax assets	2021	2020
Decommission provisions	$15.3	$16.6
Property, plant and equipment	10.1	25.9
Reserves and accrued expenses	86.0	63.9
Tax losses carried forward	82.3	40.4
Interest allowance	29.0	16.8
Deferred revenue	0.4	0.4
Valuation allowance	(213.5)	(129.3)
	$9.6	$34.7

Deferred tax liabilities	2021	2020
Deferred job costs	$—	$(3.8)
Accelerated asset costs	(2.0)	(2.7)
Inflation adjustment	(6.4)	(5.2)
Other timing differences	(1.4)	(3.7)
	$(9.8)	$(15.4)

Net deferred tax asset	$(0.2)	$19.3

The increase in the valuation allowances during the year ended December 31, 2021, primarily relates to an increase in net operating losses related to APR Energy and valuation allowances taken on deferred tax assets in APR Energy’s operations in Argentina.
As at December 31, 2021, the Company has foreign tax losses carried forward of $331,024,000 (2020 – 207,800,000), of which $1,498,000 is recognized as a deferred tax asset. No deferred tax asset is recognised on the remaining balance of $329,526,000 on the basis that no tax benefit is expected to arise in the jurisdictions where the tax losses occurred. The material tax losses carried forward generally have no expiry date. The Company’s ability to utilize the net operating loss and tax credit carry forward may be subject to restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar tax law.
Tax years that remain open to examination by some of the major jurisdictions in which the Company is subject to tax range from two to four years.
As at December 31, 2021, the Company had income tax payable of $96,900,000 (2020 – 110,400,000). This balance includes cash taxes payable and a reserve for global uncertain tax positions.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

17.    Income tax (continued):
The following table summarizes the activity related to the Company’s unrecognized tax benefits:

	2021	2020
Opening balance as at January 31,	$92.9	$—
Acquired as part of APR Energy Acquisition	—	91.7
Increase in unrecognized tax benefit	3.5	1.2
Ending balance as at December 31,	$96.4	$92.9

The unrecognized tax benefit balance as at December 31, 2020, includes a reclass of $16,325,000 from the current tax payable balance to the unrecognized tax benefit balance.
The Company recognizes interest expense and penalties related to unrecognized tax benefits as income tax expense. The Company had interest or penalties accrued in the consolidated balance sheet at December 31, 2021 and December 31, 2020.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2022. In addition, the CARES Act allows NOLs incurred in 2019, 2020, and 2021 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company evaluated the impact of the CARES Act, and the NOL carryback provision of the CARES Act does not result in a material cash benefit to it.

18.    Preferred shares and share capital:
(a)Common shares:
On February 27, 2020, upon completion of the Reorganization, the common shares of Seaspan, the predecessor of Atlas, was exchanged for Atlas common shares on a one-for-one basis. The Company has 400,000,000 Class A common shares authorized at December 31, 2021 and December 31, 2020, with a par value of $0.01 per share.
On February 28, 2020, the Company issued 29,891,266 common shares and reserved 6,664,270 common shares for holdback as part of the consideration paid for the acquisition of the shares of APR Energy (note 3). Concurrent with the acquisition, the Company issued 775,139 common shares to Fairfax to settle APR Energy’s indebtedness to Fairfax at closing.
During the year ended December 31, 2020, the Sellers returned 1,849,641 previously issued common shares to the Company and 557,139 Holdback Shares were cancelled. Of the common shares returned, 1,122,290 shares were permanently forfeited as part of post-closing purchase price adjustments. The remaining 727,351 shares are held in reserve as treasury shares. These shares may be issuable to the Sellers at a future date, subject to settlement of potential indemnified events. As of December 31, 2021, 6,145,707 common shares are issuable as Holdback Shares, including 727,351 shares held in treasury. During the year ended December 31, 2021, 350,138 (December 31, 2020 – 318,637) shares were released from holdback and issued to the Sellers.
The Company has a dividend reinvestment program (“DRIP”) that allows interested shareholders to reinvest all or a portion of cash dividends received in the Company’s common shares. If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

18.    Preferred shares and share capital (continued):
(b)Preferred shares:
As at December 31, 2021, the Company had the following preferred shares outstanding:

	Shares				Liquidation preference
			Dividend rate per annum	Redemption by Company permitted on or after(1)	December 31, 2021	December 31, 2020
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	127.3	127.3
E(2)	15,000,000	—	8.25%	February 13, 2019	—	135.4
G(2)	15,000,000	—	8.20%	June 16, 2021	—	195.0
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023	150.0	150.0
J(3)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	—
(1)Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.
(2)On July 1, 2021, the Company redeemed all of its outstanding 8.25% Series E Cumulative Redeemable Preferred Shares and outstanding 8.20% Series G Cumulative Redeemable Perpetual Preferred shares for cash at $25.00 per share plus all accrued and unpaid dividends.
(3)Dividends will be payable on the Series J Cumulative Redeemable Preferred Shares at a rate of 7.0% for the first five years after the issue date, with 1.5% increases annually thereafter to a maximum of 11.5%.
The preferred shares are subject to certain financial covenants. The Company is in compliance with these covenants on December 31, 2021.
(c) Restricted shares:
During the year ended December 31, 2021, the Company granted 75,910 restricted shares, to its board of directors, of which 11,984 restricted shares were forfeited.
(d) Restricted stock units:
During the year ended December 31, 2021, the Company granted 819,381 restricted stock units, to certain members of senior management.
(e) Cumulative redeemable preferred shares:
Pursuant to the Fairfax Exchange as described in note 6(b), the Company exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, representing total liquidation value of $300,000,000, and (ii) 1,000,000 five year warrants to purchase an equal number of shares of Atlas common stock at an exercise price of $13.71 per share. The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled.
Dividends are payable on the Series J Preferred Shares at a rate of 7.0% for the first five years after the issue, with 1.5% increases annually thereafter to a maximum of 11.5%. These warrants may be exercised within a 5-year period. The Company can also elect to require early exercise of the warrants, at any time after June 11, 2025, if the “Fair Market Value” (being defined as the volume-weighted average of the sale prices of common shares over the 20 trading days immediately prior to the day as of which Fair Market Value is being determined) of a common share equals or exceeds two times the exercise price on the third trading day prior to the date on which the Company delivers the forced exercise notice.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

19.    Earnings per share (“EPS”):

	Year ended December 31, 2021
For the year ended December 31, 2021	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	400.5
Less preferred share dividends:
Series D	(10.1)
Series E	(5.5)
Series G	(8.0)
Series H	(17.8)
Series I	(12.0)
Series J	(11.7)
Basic EPS:
Net earnings attributable to common shareholders	$335.4	246,300,000	$1.36
Effect of dilutive securities:
Share-based compensation	—	2,433,000
Fairfax warrants	—	10,647,000
Holdback shares	—	5,572,000
Senior Unsecured Exchangeable Notes	—	902,000
Diluted EPS:
Net earnings attributable to common shareholders	$335.4	265,854,000	$1.26

	Year ended December 31, 2020
For the year ended December 31, 2020	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$192.6
Less preferred share dividends:
Series D	(10.1)
Series E	(11.2)
Series G	(16.0)
Series H	(17.8)
Series I	(12.0)
Basic EPS:
Net earnings attributable to common shareholders	$125.5	241,502,000	$0.52
Effect of dilutive securities:
Share-based compensation	—	541,000
Fairfax warrants	—	3,096,000
Holdback shares	—	5,375,000
Diluted EPS:
Net earnings attributable to common shareholders	$125.5	250,514,000	$0.50

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

19.    Earnings per share (“EPS”) (continued):

	Year ended December 31, 2019
For the year ended December 31, 2019	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$439.1
Less preferred share dividends:
Series D	(14.1)
Series E	(11.2)
Series G	(16.0)
Series H	(17.8)
Series I	(12.0)
Basic EPS:
Net earnings attributable to common shareholders	$368.1	214,499,000	$1.72
Effect of dilutive securities:
Share-based compensation	—	471,000
Fairfax warrants	—	4,902,000
Diluted EPS:
Net earnings attributable to common shareholders	$368.1	219,872,000	$1.67

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

20.    Share-based compensation:
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
At December 31, 2021, there are 1,149,008 (December 31, 2020 – 1,993,398) remaining shares left for issuance under this Plan.
A summary of the Company’s outstanding restricted shares, phantom share units, and restricted stock units as of and for the twelve months ended December 31, 2021, 2020, and 2019 are presented below:

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV	Number of options	W.A. grant date FV
December 31, 2018	85,742	$7.28	567,002	$12.97	584,771	$7.91	500,000	$2.45
Granted	67,400	8.15	—	—	249,732	8.90	—	—
Vested and exercised	(85,742)	7.28	(60,001)	16.68	(224,073)	8.59	—	—
Cancelled	—	—	—	—	(33,466)	9.05	—	—
December 31, 2019	67,400	$8.15	507,001	$12.53	576,964	$8.01	500,000	$2.45
Granted	1,051,492	7.84	—	—	1,824,786	7.83	1,500,000	2.57
Vested and exercised	(67,400)	8.15	(20,000)	6.85	(313,231)	9.32	—	—
Cancelled	—	—	—	—	(79,635)	9.84	—	—
December 31, 2020	1,051,492	$7.84	487,001	$12.76	2,008,884	$7.57	2,000,000	$2.54
Granted	75,910	10.79	—	—	819,381	13.44	—	—
Vested and exercised	(1,051,492)	7.84	—	—	(326,135)	10.26	—	—
Cancelled	(11,984)	10.62	—	—	(35,402)	12.45	—	—
December 31, 2021	63,926	$10.82	487,001	$12.76	2,466,728	$9.10	2,000,000	$2.54
Vested and exercisable, December 31, 2021	—	$—	487,001	$12.76	—	$—	600,000	$2.55
During the year ended December 31, 2021, the Company amortized $11,203,000 (2020 – $7,068,000; 2019 - $3,310,000) in share-based compensation expense related to the above share-based compensation awards.
At December 31, 2021, there was $22,392,000 (2020 – $22,334,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 26 months.
(a)Restricted shares and phantom share units:
Common shares are issued on a one-for-one basis in exchange for the cancellation of vested and exchanged phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.
During the year ended December 31, 2021, the Company granted 75,910 restricted shares to its board of directors and the restricted shares vest on January 1, 2022.
During the year ended December 31, 2020, the Company granted 1,051,492 restricted shares to its board of directors. 1,000,000 restricted shares have requisite service periods ending on December 31, 2022. The remaining 51,492 restricted shares vested on January 1, 2021.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

20.    Share-based compensation (continued):
(b)Restricted stock units:
The restricted stock units generally vest over two or five years, in equal tranches. Upon vesting of the restricted stock units, the participant will receive common shares.
In August 2021, the Company granted certain executive officers 550,000 restricted stock units. The restricted stock units vest in five tranches annually beginning on January 3, 2022 and have a grant date fair value of $13.44 per unit.
In June 2020, the Company granted the Chief Executive Officer (“CEO”) 1,500,000 restricted stock units. The restricted stock units vest in five tranches annually over five years beginning December 31, 2021 and have a grant date fair value of $7.25 per unit.
(c)Stock options:
In June 2020, the Company granted the CEO stock options to acquire 1,500,000 common shares at an exercise price of $7.80 per share. The stock options vest in five tranches annually over five years beginning December 31, 2021 and expire on June 24, 2030.
21.    Other information:
(a)Accounts payable and accrued liabilities:
The principal components of accounts payable and accrued liabilities are:

	2021	2020
Accrued interest	$43.3	$17.2
Accounts payable and other accrued liabilities	140.1	116.9
	$183.4	$134.1
(b)Supplemental cash flow information:

	2021	2020	2019
Interest paid	$149.5	$156.2	$183.1
Interest received	3.1	5.0	8.9
Undrawn credit facility fee paid	1.9	0.8	1.7
Income taxes paid	25.7	16.8	—

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

21.    Other information (continued):

	2021	2020	2019
Non-cash financing and investing transactions:
APR Energy loans settled in shares	$—	$8.3	$—
Asset retirement obligations liabilities incurred	—	5.3	—
Asset retirement obligations provision re-assessment	—	2.9	—
Cancellation of common shares issued on acquisition	—	12.5	—
Change in right-of-use assets and operating lease liabilities	9.6	1.2	0.7
Commencement of sales-type lease	343.9	57.0	316.7
Common shares issued on APR Energy acquisition	—	316.8	—
Contingent consideration asset related to APR Energy acquisition	—	95.2	—
Dividend reinvestment	—	0.3	1.2
Holdback Shares reserved on APR Energy acquisition	—	70.6	—
Interest capitalized on vessels under construction	18.9	—	—
Net assets acquired on acquisition	—	287.7	—
Payments to shipyard by financing company	180.0	—	—
Purchase price adjustment related to APR Energy acquisition	—	4.5	—
Prepayments transferred to vessels upon vessel delivery	12.7	46.8	—
Reclassification on lease modification	—	377.4	—
Refinancing of existing term loan credit facilities with draws made on new debt	—	—	302.7
	$565.1	$1,286.5	$621.3

	2021	2020	2019
Changes in operating assets and liabilities
Accounts receivable	35.2	(17.1)	(2.3)
Inventories	0.2	(5.9)	6.3
Prepaids expenses and other, and other assets	(54.1)	(10.3)	(0.9)
Net investment in lease	14.9	13.3	9.3
Accounts payable and accrued liabilities	16.6	(16.4)	11.5
Settlement of decommissioning provisions	(6.0)	(5.9)	—
Deferred revenue	18.1	8.4	(0.6)
Income tax payable	(13.5)	3.9	—
Major maintenance	(38.7)	(54.6)	(22.3)
Other liabilities	18.9	(8.6)	—
Operating lease liabilities	(122.6)	(114.7)	(111.9)
Derivative instruments	26.5	22.5	55.0
Contingent consideration asset	6.1	18.7	—
	$(98.4)	(166.7)	(55.9)

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

21.    Other information (continued):
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2021	2020	2019
Cash and cash equivalents	$288.6	$304.3	$195.0
Restricted cash included in prepaid and other	—	—	2.3
Restricted cash included in other assets (note 12)	38.2	38.2	—
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$326.8	$342.5	$197.3
22.    Commitments and contingencies:
(a)Operating leases:
At at December 31, 2021, the commitment under operating leases for vessels is $780,745,000 for 2022 to 2029 and for other leases is $10,418,000 for 2022 to 2031. Total commitments under these leases are as follows:

2022	$145.1
2023	147.7
2024	150.6
2025	126.8
2026	111.9
Thereafter	109.1
$791.2
For operating leases indexed to three month LIBOR, commitments under these leases are calculated using the LIBOR in place as at December 31, 2021 for the Company.
(b)Vessels under construction:
As at December 31, 2021, the Company had entered into agreements to acquire 67 vessels (December 31, 2020 – five vessels). The Company has outstanding commitments for the remaining installment payments as follows:

2022	$1,103.2
2023	2,712.5
2024	2,457.8
Total	$6,273.5
(c)Letter of credit:

As at December 31, 2021, the Company has $10,350,000 (December 31, 2020 – $11,686,000) in letters of credit outstanding in support of its mobile power generation business, all of which are unused.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

23.    Financial instruments:
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, income tax payable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of December 31, 2021, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees is $2,326,568,000 (December 31, 2020 - $2,827,984,000) and the carrying value is $2,341,879,000 (December 31, 2020 - $2,866,850,000). As of December 31, 2021, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, is $1,419,508,000 (December 31, 2020 - $891,710,000) and the carrying value is $1,363,098,000 (December 31, 2020 - $879,468,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, was estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of December 31, 2021, the fair value of the Company’s senior unsecured notes is $1,349,212,000 (December 31, 2020 – $89,207,000) and the carrying value is $1,302,350,000 (December 31, 2020 – $80,000,000). The fair value of the Company’s Senior Unsecured Exchangeable Notes was $209,566,000 (December 31, 2020 – $195,232,000) and the carrying value was $201,250,000 (December 31, 2020 – $201,250,000) or $196,177,000 (December 31, 2020 – $195,000,000), net of debt discount. The fair value of the Company’s Senior Secured Notes was $456,875,000 and the carrying value was $500,000,000. The fair value was calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts were categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate is derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.
As part of the acquisition of APR Energy, the Company obtained a contingent consideration asset related to compensation the Company will receive from the Sellers on losses that may be generated from cash repatriation from a foreign jurisdiction. The fair value of the contingent consideration asset is calculated as the present value of expected future compensable losses from conversion of cash from foreign currency to US dollars, derived from the discount expected to be realized on repatriation of cash from the foreign jurisdiction over a specified period of time, which is a significant unobservable input. As such, the Company categorized the fair value of the contingent consideration asset as Level 3 in the fair value hierarchy. The discount expected to be realized on future repatriation of cash as of December 31, 2021 is 50%. An increase of 5% on the discount would result in an increase in the fair value of approximately $620,000. A decrease of 5% on the discount would result in a decrease in the fair value of approximately $619,000.
As part of the acquisition of APR Energy, the Company also obtained, a contingent consideration asset related to compensation the Company expects to receive from Fairfax on losses realized on future sale or disposal of certain property, plant and equipment and inventory items. The fair value of the contingent consideration asset is determined based on the present value of expected future compensation, calculated as the difference between the book value of the respective assets at acquisition and the realizable value of the asset obtained from market quotes, which is a significant unobservable input. As such, the Company categorized the fair value of the contingent consideration asset as Level 3 in the fair value hierarchy.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

23.    Financial instruments (continued):
(a)Fair value (continued):
Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.
(b)Interest rate swap derivatives:
The Company uses interest rate derivative financial instruments, consisting of interest rate swaps to manage its interest rate risk associated with its variable rate debt. If interest rates remain at their current levels, the Company expects that $16,818,000 would be settled in cash in the next 12 months on instruments maturing after December 31, 2021. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
As of December 31, 2021, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of December 31, 2021	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$269.6	$269.6	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	92.0	92.0	January 21, 2021	October 14, 2026
0.6600%	92.0	92.0	February 4, 2021	October 14, 2026
1.4900%	26.9	26.9	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(c)Financial instruments measured at fair value:
The following provides information about the Company’s financial instruments measured at fair value:

	2021	2020
Contingent consideration asset (note 12 (c))	$55.3	$90.9
Fair value of derivative assets
Interest rate swaps	6.1	—
Fair value of derivative liabilities
Interest rate swaps	28.5	63.0
There are no amounts subject to the master netting arrangements in 2021 or 2020.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2021, 2020 and 2019

23.    Financial instruments (continued):
(c)Financial instruments measured at fair value (continued):
The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2021	2020	2019
(Gain) Loss recognized in net earnings:
(Gain) Loss on interest rate swaps (1)	$(14.0)	$36.4	$58.8
(Gain) on derivative put instrument	(0.1)	(0.9)	(23.7)
Loss (Gain) on contingent consideration asset	5.1	(6.8)	—
Loss reclassified from AOCL to net earnings(2)
Interest expense	0.2	0.3	0.3
Depreciation and amortization	1.0	1.0	0.7
(1)For the years ended December 31, 2021, 2020 and 2019, cash flows related to actual settlement of interest rate swaps were $26,758,000, $21,789,000 and $126,782,000 respectively. These are included in investing activities on the consolidated statements of cash flows.
(2)The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.
The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,019,000.
24.    Subsequent events:
(a)On January 6, 2022, the Company declared quarterly dividends of $0.496875, $0.492188, $0.500000, $0.437500 per Series D, Series H, Series I and Series J preferred share, respectively, representing a total distribution of $15,223,000 to all shareholders of record on January 28, 2022.
(b)On January 6, 2022, the Company declared a quarterly dividend of $0.125 per common share to all shareholders of record as of January 20, 2022.
(c)In January 2022, the Company exercised its option under an existing lease financing arrangement to purchase one 10,000 TEU vessel. The purchase is expected to complete in January 2023 at the pre-determined purchase price of $52,690,000.
(d)In January 2022, the Company entered into an interest rate swap with a notional amount of $500,000,000. The swap has a 10-year term and the Company pays a fixed rate of 1.925% and receives a floating rate based on three month LIBOR.
(e)In February 2022, the Company sold one 4,250 TEU vessel for an aggregate purchase price of $32,750,000. The Company continues to manage the ship operations of the vessel.
(f)In February 2022, the Company entered into a $250,000,000 3-year sustainability-linked unsecured revolving credit facility (the “2022 RCF”). The 2022 RCF replaces the Company’s $150,000,000 2-year unsecured revolving credit facility and bears interest at market rate.
(g)In March 2022, the Atlas Plan was amended and restated to increase the number of common shares issuable under the Atlas Plan from 10,000,000 to 20,000,000.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLAS CORP.

Date: March 24, 2022	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)