Form 20-F
period 2022-12-31
Atlas Corp.
filed 2023-03-16
CIK 1794846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Graham Talbot
23 Berkeley Square
London, United Kingdom
W1J 6HE
Telephone: +44 20 7788 7819
Facsimile: + 44 843 320 5270
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, par value of $0.01 per share	ATCO	New York Stock Exchange
Series D Preferred Shares, par value of $0.01 per share	ATCO-PD	New York Stock Exchange
Series H Preferred Shares, par value of $0.01 per share	ATCO-PH	New York Stock Exchange
Series I Preferred Shares, par value of $0.01 per share	ATCO-PI	New York Stock Exchange
7.125% Notes due 2027	ATCOL	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
281,565,472 Common Shares, par value of $0.01 per share
5,093,728 Series D Preferred Shares, par value of $0.01 per share
9,025,105 Series H Preferred Shares, par value of $0.01 per share
6,000,000 Series I Preferred Shares, par value of $0.01 per share
12,000,000 Series J Preferred Shares, par value of $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
These forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Annual Report. These statements include, among others:
•consummation of the pending Merger (as defined in “Item 4. Information on the Company—B. Business Overview—Poseidon Acquisition of Atlas”);
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
•our ability to recruit and retain crew for our containerships, particularly in light of the ongoing conflict between Russia and Ukraine following Russia’s military invasion of Ukraine in February 2022 (the “Russia-Ukraine Conflict”);
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping and energy market trends, including charter rates and factors affecting supply and demand for our containership and power generation solutions;
•disruptions in global credit and financial markets, including as a result of the COVID-19 pandemic, the Russia-Ukraine Conflict or otherwise;
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
•the ultimate length and severity of the ongoing COVID-19 pandemic, including as a result of the new variants of the virus, and its impact on our business;
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

References to Seaspan’s customers are as follows:

Customer(1)	Reference
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Maersk Line A/S	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Ocean Network Express Pte. Ltd.	ONE
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM
_______________________
(1)Contracts may be with subsidiaries of the listed customers.
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
We use the term “Notes” to refer, collectively, to the 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”), the 6.5% senior unsecured sustainability-linked bonds due 2024 (the “2024 NOK Bonds”), the 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds” and together with the 2024 NOK Bonds, the “NOK Bonds”), the sustainability-linked senior secured notes (the “Senior Secured Notes”) and the blue transition 5.5% senior unsecured notes due 2029 (the “5.5% 2029 Notes”), in each case issued by Seaspan, as well as the 7.125% senior unsecured notes due 2027 of Atlas (the “Atlas 7.125% Notes”).
Until May 2021, Seaspan also had outstanding, 7.125% senior unsecured notes due 2027 (the “Seaspan 7.125% Notes”), which notes were exchanged for Atlas 7.125% Notes.
We use the term “Fairfax Notes” to refer, collectively, to our 5.50% senior notes due 2025 (the “2025 Fairfax Notes”), 5.50% senior notes due 2026 (the “2026 Fairfax Notes”) and 5.50% senior notes due 2027 (the “2027 Fairfax Notes”), which were held by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”). None of the Fairfax Notes were outstanding as of December 31, 2021.
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
Risk relating to our business as a whole
•We expect acquisitions of new assets and lines of business to be a significant part of our growth strategy. Our acquisition will involve numerous risks and if we are unable to identify suitable acquisition candidates or successfully integrate the businesses or assets we acquire, our growth strategy may not succeed.
•We depend on our key personnel and changes in our management team may adversely affect our operations.
Risks related to the Pending Merger
•The Merger Agreement is subject to a number of closing conditions, some of which are outside of our control, and, if these conditions are not satisfied or waived, the Merger Agreement may be terminated and the Merger may not be consummated.
•We will incur significant transaction and merger-related costs in connection with the Merger, which may be in excess of those anticipated by us.
•We will be subject to business uncertainties while the Merger is pending, which could adversely affect our business.
•Until the consummation of the Merger or the termination of the Merger Agreement, we are prohibited from entering into certain transactions and taking certain actions without the consent of Poseidon Acquisition Corp. (“Poseidon”), some of which might otherwise be beneficial to the Company and its shareholders.
Risks related to our containership business
•We derive our charter revenue from a limited number of customers, and the loss of any one customer or the long-term charters we have with them, further increases in the number of vessels on short-term charter or any material decrease in payments under our customer contracts could materially harm our business.
•The profitability and growth of our containership business is subject to world and regional demand for containership chartering, which is impacted by factors outside our control, including developments in international trade, regulatory developments, geopolitical conflicts and pandemics.
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
•We will be required to make substantial capital expenditures to acquire additional containerships, which may increase financial leverage, dilute our equity holders’ interests or decrease our ability to redeem or pay dividends on our preferred shares. Delays in deliveries of our newbuild containerships could materially harm our business and, results of operations.
•We may be unable to attract and retain qualified, skilled crew necessary to operate our vessels.
•We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet, and such expenditures are likely to increase as our fleet ages.
•Our business may continue to be negatively impacted by heightened inflation.
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
•If we fail to maintain safe work environments at our power plants or cause any damage, we could be exposed to significant financial losses, as well as civil and criminal liabilities.
•Unauthorized use of our proprietary technology by third parties may reduce the value of our power generation services and brand, and impair our ability to compete effectively.
Legal, regulatory and litigation risks
•We are subject to potential claims and litigation from customers, suppliers, and third parties. We may also bring litigation against others. Such disputes can be costly, time-consuming and result in adverse outcomes.
•Failure to comply with applicable anti-bribery and corruption or economic sanctions and trade embargo laws and regulations could have a material adverse effect on our business.
•Our business is subject to extensive governmental regulation, including environmental, in a number of different jurisdictions, and our inability to comply with applicable regulations or requirements may have a negative impact on our business. We are also exposed to risks more prevalent in emerging markets and in China.
Risks related to tax
•We intend that our business be conducted and operated in a manner that minimizes income taxes imposed upon us; however, there is a risk that we will be subject to additional income tax in one or more jurisdictions.
Risks related to our status as a non-U.S. company
•Because Atlas and Seaspan are organized under the laws of the Republic of the Marshall Islands (which does not have a well-developed body of corporate law), and our principal executive offices and most of our assets are located outside the United States, it may be difficult to serve us with legal process and enforce judgments against Atlas, Seaspan or their respective directors or management, and the applicable law and outcome of any bankruptcy proceedings may be difficult to predict.
•Atlas is a “foreign private issuer” under the NYSE rules and as such, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
Risks related to financing and indebtedness
•We have substantial debt, which may limit our flexibility to pursue other business opportunities. We may not have sufficient cash flow from operations or otherwise to timely pay, or to refinance, amounts owed under such debt.
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

•We may not have sufficient cash from our operations to pay dividends on our shares or redeem our preferred shares. The amount of cash we use to declare dividends and redeem our preferred shares is also subject to the discretion of our directors and the requirements of Marshall Islands law, among other factors.
General risk factors
•Disruptions and security threats to our technology systems could negatively impact our business.
•The COVID-19 pandemic has adversely affected our business, and may continue to do so in the future.
•The ongoing Russia-Ukraine Conflict has adversely affected our business, results of operations and financial condition, and may continue to do so in the future.
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
Acquisitions involve numerous risks, potential difficulties in the assimilation of the operations, systems, controls, technologies, personnel, services and products of an acquired company, the potential loss of key employees, customers and distributors of an acquired company and the diversion of our management’s attention from other business concerns. We may not accurately anticipate all of the changing demands that any future acquisition may impose on our management, our operational and management information systems and our financial systems. The failure to successfully integrate acquired businesses or assets in a timely manner, or at all, could have an adverse effect on our business, financial condition and results of operations. In addition, the anticipated benefits of an acquisition may not be realized fully or at all, or may take longer to realize than we expect. For example, in connection with our acquisition of APR Energy in 2020, we have been required to record non-cash impairment charges related to goodwill, as a result of strategic repositioning contemplated subsequent to the acquisition. Integration efforts associated with our acquisitions may require significant capital and operating expense. Such expenses may include information technology integration fees, legal compliance costs, facility closure costs and other restructuring expenses. Significant unanticipated expenses associated with integration activities may materially harm our business, financial condition and results of operations. If we are not able to realize the anticipated benefits and synergies expected from our acquisitions within a reasonable time, our business, financial condition and results of operations may be materially adversely affected.
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
Risks related to the Pending Merger
The Merger Agreement is subject to a number of closing conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Merger Agreement may be terminated and the Merger may not be consummated.
The obligations of each of the parties to consummate the Merger are conditioned upon the satisfaction or waiver of a number of conditions. These conditions include, but are not limited to, the following: (a) the receipt of specified regulatory approvals as well as the expiration or termination of any timing agreement with a Governmental Authority (as defined in the Merger Agreement), (b) the absence of any judgment, order, law or action prohibiting, preventing, rendering illegal or enjoining the consummation of the transactions contemplated by the Merger Agreement, and (c) the obtaining of certain specified third-party consents, clearances, authorizations, approvals or waivers (including in connection with certain financing arrangements), other than to the extent that any such consents, clearances, authorizations, approvals or waivers are obviated by other actions taken by us in compliance with the terms of the Merger Agreement.
One of the required consents, clearances, authorizations or approvals is from investors with respect to the 2026 NOK Bonds, and in December 2022, Seaspan withdrew its proposal for certain amendments to the terms of the 2026 NOK Bonds that were intended to satisfy this closing condition with respect to the 2026 NOK Bonds. We are considering the method for financing any redemptions of the 2026 NOK Bonds that may occur after the consummation of the Merger, which could require a consent from Poseidon. We currently expect that, if requested, we will obtain Poseidon’s consent to such financing. If the condition is not satisfied, Poseidon will have the right to terminate the Merger Agreement.
The required satisfaction (or waiver) of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could result in the holders of our common shares not receiving the Merger Consideration (as defined in the Merger Agreement). Further, there can be no assurance that the conditions to the closing of the Merger will be satisfied or waived or that the Merger will be completed. Any failure to close the Merger could result in a material adverse effect on the trading price of our common shares or our business and prospects.
In addition, if the Merger has not been consummated on or before June 30, 2023, either we or Poseidon may choose to terminate the Merger Agreement; provided, that this June 30, 2023 termination date will automatically be extended by 60 days under certain circumstances. Either party may also elect to terminate the Merger Agreement in certain other circumstances, and the parties can mutually decide to terminate the Merger Agreement at any time prior to the closing of the Merger.
We will incur substantial transaction and merger-related costs in connection with the Merger, which may be in excess of those anticipated by us.
We have incurred, and will continue to incur, substantial transaction expenses in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger, regardless of whether the Merger is consummated. These include our costs to obtain specified approvals and consents, including with respect to certain of our indebtedness facilities, subject to certain limitations. Furthermore, we may experience negative reactions from the financial markets, including negative impacts on the trading price of our common shares, or negative reactions from our customers or other business partners, should the Merger not be consummated.
We could also be subject to litigation related to any failure to consummate the Merger or any related action that could be brought to enforce a party’s obligations under the Merger Agreement. If such a lawsuit or other proceeding is commenced and if in any such litigation or proceeding a plaintiff is successful in obtaining a restraining order or injunction prohibiting the consummation of the Merger, then the consummation of the Merger may be delayed or may never occur.

Even if the Merger is permitted to occur, the parties may be required to pay damages, fees or expenses in respect of claims related to the Merger Agreement or the Merger.
The foregoing risks, or other risks arising in connection with any failure to consummate the Merger, including the diversion of management attention from conducting our business and pursuing other opportunities during the pendency of the Merger, may have an adverse effect on our business, operations, financial results and our common share price.
We will be subject to business uncertainties while the Merger is pending, which could adversely affect our business.
Uncertainty about the effect of the pending Merger on our employees, industry contacts and business partners may have an adverse effect on us. For example, employee retention may be particularly challenging during the pendency of the Merger, as employees may feel uncertain about their future roles with the Company. If key management, technical or other employees depart because of issues relating to this uncertainty, we could experience adverse disruption in our business.
In addition, it is possible that some customers, suppliers and other persons with whom we have business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with us, which could negatively affect our business and operations, as well as the trading price of our common shares, regardless of whether the Merger is consummated
Until the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms, we are prohibited from entering into certain transactions and taking certain actions without the consent of Poseidon, some of which might otherwise be beneficial to us and our shareholders.
Until the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms, the Merger Agreement restricts us from taking specified actions without the consent of Poseidon, and requires us to use commercially reasonable efforts to preserve in all material respects our relationships with any customers, suppliers and any other persons with which we have material business relations. These restrictions may limit our ability to make appropriate business changes, respond effectively to competitive pressures and industry developments or pursue attractive business opportunities that may arise prior to the consummation of the Merger.
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
As of December 31, 2022, we had eight customers. The following table shows the number of vessels in our operating fleet as at December 31, 2022 that were chartered to such customers and the percentage of our consolidated revenue attributable to the charters with such customers for the year ended December 31, 2022:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Year Ended December 31, 2022
CMA CGM	14	11.0%
COSCO	25	29.9%
Hapag-Lloyd	15	9.4%
Maersk	19	8.8%
MSC	11	4.5%
ONE	26	16.3%
Yang Ming Marine	15	15.7%
ZIM(1)	7	4.4%
	132	100.0%
(1)As at December 31, 2022, Seaspan had entered into an agreement to sell a 4,250 TEU vessel, subject to closing conditions. The vessel is on charter to ZIM and the sale closed in January 2023. The vessel is classified as asset held for sale as at December 31, 2022.
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
•global and regional economic and political conditions, including the COVID-19 pandemic and the Russia-Ukraine Conflict;
•developments in international trade; and
•environmental and other regulatory developments.
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
If a charter terminates, we may be unable to re-deploy the vessel at attractive rates, or at all, and rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale. As of December 31, 2022, we have two vessels coming off charter in 2023. For our vessels that are or will be off-charter, there is no assurance that replacement charters will be secured and if secured, at what rates or for what duration. If replacement charters are not secured on satisfactory terms, it could materially harm our business, results of operations, financial condition and ability to pay dividends on our equity securities.
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
As at December 31, 2022, we had contracted to purchase 58 newbuild containerships with scheduled delivery dates through 2024. The total purchase price of the 58 containerships is estimated to be approximately $6.1 billion and while we have secured financing for all such acquisitions, not all of these financings are available prior to delivery. Further, we may add to our newbuild program. The acquisition of additional newbuild or existing containerships or businesses will require significant additional capital expenditures.
To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, draw on existing sale-leaseback or other financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and under certain of our debt facilities there are maximum loan to value ratios at time of advance that may restrict our ability to borrow. Our ability to obtain or access bank financing for future debt may be limited by our financial condition at the time of any such financing and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could materially harm our business, results of operations and financial condition.
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
While the size of the containership order book has declined from the historic highs reached in mid-2008, as of February 1, 2023, newbuilding containerships representing approximately 29.5% of the existing global fleet capacity as of that date were under construction. Notwithstanding that some orders may be cancelled or delayed, the size of the orderbook may result in an increase in the size of the world containership fleet over the next few years. If it does, it may lead to a reduction in charter rates or prolong the period during which low charter rates prevail, which in turn may mean that upon the expiration or termination of our containerships’ current time charters, we may only be able to recharter our containerships at unprofitable rates, if at all. Until such capacity is fully absorbed by the container shipping market, the industry will continue to experience downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.
We may be unable to attract and retain qualified, skilled crew necessary to operate our vessels or may pay rising crew and other vessel operating costs.
Acquiring and renewing long-term time charters with leading liner companies depends on a number of factors, including our ability to man our containerships with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our ability to attract, hire, train and retain highly skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards, changes in taxation or military conflict such as the current Russia-Ukraine Conflict (Ukrainian seafarers representing approximately 13% of our 2,780 seafarers presently onboard our vessels), may make serving at sea less appealing or impossible and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. The challenges experienced by seafarers and shipping companies during the COVID-19 pandemic have also led many seafarers to seek employment ashore. Unless we are able to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our containership business. We have contracted to purchase 58 newbuild containerships, for which we will need to recruit approximately 1,700 crew. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
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
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet of 132 containerships as of March 1, 2023, had an average age (weighted by TEU capacity) of eight years. As our fleet ages, we may incur increased costs. Older vessels may require longer and more extensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. In addition, older vessels are often less desirable to charterers. Governmental regulations, including emissions reductions initiatives, and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our containerships may engage.
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
Our business may continue to be negatively impacted by inflation
Continued or increased inflation may have a negative impact on our business. Current and future inflationary effects may be driven by, among other things, the COVID-19 pandemic, supply chain disruptions, governmental stimulus or fiscal policies and the Russia-Ukraine Conflict.
As a result of the heightened inflation experienced in 2022, we have incurred higher vessel operation expenses (including higher crewing cost and victualling budget) and higher cost of steel used for dry-docking. To curtail sustained levels of high inflation, the Federal Reserve in the United States and central banks in other countries have raised, and may continue to raise, interest rates, which in turn caused, and may continue to cause, the interest expenses on our debt to increase. In an inflationary environment, our cost of capital, labor and materials may increase further and the purchasing power of our cash resources may decline.
In addition, while we have engaged shipbuilders to construct newbuild vessels at predetermined prices, the businesses of our shipbuilders have also been adversely impacted by heightened inflation. This has resulted in and may continue to result in renegotiations for additional costs for the construction of our newbuild vessels. If our shipbuilders are unable or unwilling to meet their obligations to us, this could materially harm our business, results of operations and financial condition.
All of the above-mentioned factors have had and could continue to have a negative impact on our business, financial position, results of operations and profitability.

To the extent inflation adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Risks related to our power generation business
Our competitive position, revenues and asset values could be adversely affected by changes in technology, prices, industry standards, environmental regulation and other factors.
The markets in which we operate change rapidly because of technological innovations and changes in prices, industry standards, environmental and other regulations, customer requirements (including demand for more environmentally friendly solutions), product introductions and the economic environment. New technology or changes in industry, regulations and customer requirements may render our existing power generation solutions obsolete, excessively costly or otherwise unmarketable. As a result, we must continuously enhance the efficiency and reliability of our existing technologies and seek to develop new technologies to remain at the forefront of industry standards and customer requirements. If we are unable to introduce and integrate new technologies into our power generation solutions in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired.
Further, if technological advances render our existing power generation assets obsolete or otherwise unmarketable, competition from third parties offering more technologically advanced solutions could adversely affect our ability to extend or secure new power purchase contracts and the resale value of our assets. As a result, our business, reputation, results of operations and financial condition could be materially harmed.
The delivery of our power generation solutions to our customers and our performance under our customer contracts may be adversely affected by problems related to our reliance on third-party contractors and suppliers.
Our customer contracts require services, equipment or software which we subcontract to or source from third parties. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause us to be in default under our customer contracts. To the extent we are not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, we may be subject to claims by our customers as a result of problems caused by a third party that could have a material adverse impact on our reputation, business, results of operations and financial condition.
Power plants are inherently dangerous workplaces at which hazardous materials are handled. If we fail to maintain safe work environments or cause any damage, we could be exposed to significant financial losses, as well as civil and criminal liabilities.
Our installation, construction, commissioning, operation, maintenance and dismantling activities in connection with the delivery of our power generation solutions to customers often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, high voltage electric current and heat or liquids stored under pressure. On most projects and at most facilities, we are responsible for safety and, accordingly, must implement safe practices and safety procedures. If we fail to design and implement such practices and procedures or if the practices and procedures we implement are ineffective, our employees and others may become injured and our and others’ property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers or the operation of a facility, and raise our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, reputation, financial condition and results of operations.
In addition, our activities in connection with the delivery of our power generation solutions can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us to cleanup obligations as well as civil and criminal liabilities. We are also subject to regulations dealing with occupational health and safety. We maintain functional groups whose primary purpose is to ensure we implement effective health, safety and environmentally compliant work procedures throughout our organization, including construction sites and maintenance sites, the failure to comply with such regulations could subject us to liability. In addition, we may incur liability based on allegations of injury, illness or disease resulting from exposure of employees or other persons to hazardous materials that we handle or are present in our workplaces.
We believe that our safety record is critical to our reputation. Many of our customers require that we meet certain safety criteria to be eligible to bid for contracts, and certain contracts provide for automatic termination or forfeiture of some, or all, of its contract fees or profit in the event it fails to meet certain measures. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients and could have a material adverse impact on our business, reputation, financial condition and results of operations.
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
As a result of Russian actions in the Russia-Ukraine Conflict, the U.S., EU and U.K., together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to trade to this region. Moreover, a significant number of our crew are Ukrainian. The ongoing situation in Russia-Ukraine Conflict and the sanctions being imposed may adversely affect our ability to hire and/or pay our crew for our vessels.
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
Many governmental bodies have adopted, or are considering the adoption of treaties or national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to concerns about climate change. The Paris Agreement, in which almost 200 countries pledged to reduce their greenhouse gas emissions and set firm target reduction goals, was signed in 2016. Recently, the push for both governments and businesses to adopt zero net carbon targets has been reinvigorated, with the COP26 summit in November 2021 resulting in the Glasgow Climate Pact, pursuant to which over 140 countries pledged to reach net-zero carbon emissions. Additionally, more than 450 private firms, managing $130 trillion, approximately 40% of the world’s financial assets, pledged to reach net-zero carbon emissions by 2050, and to set interim goals for 2030. Compliance with laws, regulations and obligations relating to climate change, including those promulgated as a result of such international pledges and negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our assets, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. For example, the IMO has introduced initiatives to reduce greenhouse emissions from the shipping industry with specified targets using the Energy Efficiency Existing Vessel Index (“EEXI”) and a Carbon Intensity Indicator (“CII”) . It could adversely affect us if we fail to adopt and implement EEXI and/or CII measures for our vessels. The European Union has also adopted a set of measures to reduce greenhouse gas emissions from the shipping industry and is planning to including shipping in its Emission Trading Scheme (“ETS”) which may require us to purchase carbon emission credits for voyages in and out of Europe. This may have a significant cost impact to us if our customers do not assume responsibility for these increased administrative and compliance costs once the proposals are enacted.
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
We are subject to extensive regulation of our power generation business in the United States, Bangladesh, Brazil and Mexico and in each of the other countries in which we operate. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with our activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. In particular, the power plants that we install, commission, operate, maintain and demobilize are subject to strict national, state and local regulations relating to their development, construction and operation (including, among other things, land acquisition, leasing and use of land, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy power transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements may require substantial costs to our operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect our business, margins and investments.
We have operations in emerging markets that could be subject to increased legal and political uncertainties.
Our power generation business operates in a range of international locations, including Bangladesh, Brazil and Mexico, and we expect to expand our operations into new locations in the future, and our containership operations are heavily concentrated in the Asia Pacific region, particularly China. Accordingly, we face a number of risks associated with operating in emerging markets. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or other government officials, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business.
A number of other risks are more prevalent than in developed markets, such as:
•social, economic and governmental instability (which has been, and during 2023 may continue to be, exacerbated by COVID-19), civil unrest and, in some cases, regime change and armed conflict;
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
Governments in Latin America and Asia frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain Latin American countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Although our activities in emerging markets are not concentrated in any specific country (other than China for Seaspan, and Bangladesh and Brazil for APR Energy), the occurrence of one or more of these risks in a country or region in which we operate could have a material adverse effect on our business, financial condition and results of operations, and we can provide no assurance that our future international operations will remain successful.

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
We conduct a substantial amount of business in China and with Chinese counterparties. As of March 1, 2023, a total of 25 of the 132 vessels in our current fleet were chartered to Chinese customers and in 2022 our revenues from Chinese customers represented 29.9% of our total revenue from our containership segment. Many of our vessels regularly call to ports in China. In addition, we have entered into financing arrangements with certain Chinese financial institutions.
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
Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where we are subject to tax could increase the amount of tax payable by us. In addition, the U.K. government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational corporations. Recently, the OECD has published guidance aimed at reforming the profit allocation and nexus rules for taxing the profits of, and achieving a global minimum level to taxation for, certain multinational corporations. As a result of the OECD projects and the focus on the taxation of multi-national corporations, the tax laws in the U.K. and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse impact on our business, results of operation and financial condition.
Certain of our credit facilities and vessel lease and other financing arrangements, including for the financing of our newbuild vessels, contain customary provisions that could impact our cost of financing or our financiers’ obligations to fund in the event of changes to applicable tax laws.
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

Risks related to financing and indebtedness
We may not be able to timely pay, or be able to refinance, amounts owed under our credit facilities, Notes, vessel leases and other financing arrangements.
We have significant normal course payment obligations under our credit facilities, Notes, and vessel leases (operating and finance) and other financing arrangements, both prior to and at maturity, of approximately $0.7 billion in 2023 and an additional $5.9 billion through to maturity, which extends to 2038. In addition, under our credit facilities, vessel leases, and other financing arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a specified grace period) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant asset (with the repayment amount increasing if asset values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of vessel lease arrangements.
Our ability to make payments under our credit facilities, Notes, vessel leases and other financing arrangements will depend on our ability to generate cash in the future. This is, to a certain extent, subject to general economic, financial, competitive and other factors that are beyond our control. Our business may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our debts as they come due or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity.
If we are able to obtain financing and refinancing, it may not be on commercially reasonable terms. If we are not able to refinance outstanding amounts at interest rates and other terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such amounts, which could reduce our ability to satisfy our payment obligations, or require us to delay certain business activities, capital expenditures or investments or cease paying dividends. If we are not able to satisfy these obligations (whether or not refinanced) with cash flow from operations, we may have to seek to restructure our debt, vessel leases and other arrangements, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all.
The market values of our vessels and power generation assets fluctuate with market conditions. A reduction in our net assets could result in a breach of certain financial covenants applicable to our credit, leases and other facilities and our Notes which could limit our ability to borrow additional funds or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in mandatory prepayments under certain of the credit facilities or our Notes.
If we are unable to meet or otherwise default on our debt, and vessel leases and other financing obligations, the holders of our debt or our lessors could declare all outstanding indebtedness to be immediately due and payable. Holders of our secured debt would also have the right to proceed against the collateral granted to them that secures the indebtedness. Additionally, most of our debt instruments contain cross-default provisions, which generally cause a default or event of default under each instrument upon a qualifying default or event of default under any other debt instrument.
Under the terms of our Notes, upon the occurrence of a change of control (as defined in the relevant indentures) and/or certain other events, we may be required to purchase all or a portion of such Notes then outstanding at a purchase price equal to (in the case of our Senior Secured Notes) 100.0% or (in the case of our other Notes) 101.0% of the principal amount thereof plus accrued and unpaid interest. In addition, under the Subscription and Exchange Agreement (the “Subscription and Exchange Agreement”) entered into with certain affiliates of Fairfax pursuant to which we exchanged $300.0 million of Fairfax Notes for 12,000,000 Series J preferred shares and 1,000,000 warrants, upon the occurrence of a change of control (as defined in such agreement), we may be required to purchase all or a portion of the Series J preferred shares held by affiliates of Fairfax for an amount equal to the liquidation preference set forth in the Statement of Designation for the Series J preferred shares, plus any accrued and unpaid dividends. If a change of control were to occur, we may not have sufficient funds to pay the purchase price for the Notes and/or Series J preferred shares tendered and, in such case, expect that we would require third-party financing; however, we may not be able to obtain such financing on favorable terms, if at all. In addition, the occurrence of a change of control may result in an event of default under, or require us to purchase, our other existing or future senior indebtedness. Moreover, the exercise by the holders of their right to require us to purchase the Notes could cause a default under our existing or future senior indebtedness, even if the occurrence of a change of control itself does not, due to the financial effect of such purchase on us and our subsidiaries. Our failure to purchase tendered Notes at a time when the purchase is required by the indenture would constitute an event of default under the indenture, which, in turn, may constitute an event of default under future debt.

Our substantial debt levels and vessel leases and other financing obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
As of December 31, 2022, we had $3.7 billion aggregate principal amount of debt outstanding under our credit facilities and Notes, and vessel leases (operating and finance) and other financing arrangements of approximately $2.9 billion. The amounts outstanding under our credit facilities and our vessel leases (operating and finance) and other financing arrangements will increase following the delivery of the 58 newbuild containerships that we have contracted to purchase.
Our level of debt and vessel leases and other financing obligations could have important consequences to us, including the following:
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
Our ability to service our debt and vessel leases and other arrangements will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic, financial, business and regulatory conditions, as well as other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel leases and other obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Disruptions in global capital markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.
We rely on the global capital markets, especially the credit markets, to satisfy a significant portion of our capital requirements. Beginning in February 2022, the ongoing Russian-Ukraine Conflict has contributed to economic volatility and unpredictability, and may continue to do so, as may future crises and conflicts. Significant instability or disruptions of the capital markets or deterioration of our financial position due to internal or external factors could restrict or eliminate our access to, and/or significantly increase the cost of, various financing sources, including bank credit facilities and issuance of corporate bonds. This could occur because our lenders could become unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed to in our credit facilities due to market disruption events or increased funding costs. Such instability or disruptions in the capital markets may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios, shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.
Instability or disruptions of the capital markets and deterioration of our financial position, alone or in combination, could also result in a reduction in our credit rating, which could prohibit or restrict us from accessing external sources of short and long-term debt financing and/or significantly increase the associated costs.
If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could negatively impact our business, results of operations and financial condition. See also —“Our business may continue to be negatively impacted by inflation” above.

Exposure to interest rate fluctuations may result in fluctuations in our results of operations and financial condition.
As of December 31, 2022, we had an aggregate of approximately $3.7 billion outstanding under our credit facilities and our Notes, and vessel leases (operating and finance) and other financing arrangements of approximately $2.9 billion. The majority of our credit facilities and vessel leases and other financing arrangements are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations and their impact on the fair value of our interest rate swaps may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”
Restrictive covenants applicable to our credit facilities, Notes and vessel leases and other financing arrangements impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such financing and lease arrangements and our ability to pay dividends on our shares or redeem our preferred shares.
To borrow funds under our existing credit facilities and vessel leases and other financing arrangements, we must, among other things, meet specified financial covenants. Until March 2023, we were prohibited under certain of our existing credit facilities and vessel leases and other financing arrangements from incurring total borrowings in an amount greater than 65.0% of our total assets (as defined in the applicable agreement). In March 2023, the most restrictive threshold for total borrowings to total assets in our financing arrangement was increased from 65.0% to 75.0%. In addition, we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in such credit facilities and vessel leases and other financing arrangements and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are unable to satisfy such requirements, we may be unable to borrow additional funds or may be in breach, which could require us to repay outstanding borrowings. We may also be required to prepay amounts borrowed under some or all of our credit facilities, our Notes and vessel leases and other financing agreements if we experience a change of control (as defined in the relevant agreement, lease or indenture). These events may result in financial penalties to us under our leases.
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
Accordingly, we may need to seek consent from our lenders, lessors or holders of our Notes in order to engage in some corporate actions. The interests of our lenders, lessors and holders of our Note may be different from ours, and we may be unable to obtain our lenders’, lessors’ or Note holders’ consent when and if needed. In addition, we are subject to covenants applicable to our preferred shares. If we do not comply with the restrictions and covenants applicable to our credit facilities, Notes, or vessel leases and other financing arrangements, results of operations and financial condition and ability to pay dividends on our shares or redeem our preferred shares will be negatively impacted.
Charterparty-related defaults under certain of our secured credit facilities and vessel leases and other financing arrangements could permit the counterparties thereto to accelerate our obligations and terminate such facilities or leases, which could subject us to termination penalties.
Most of our vessel financing credit facilities and other financing arrangements, as well as our finance and operating leases, are secured by, among other things, payments from the charterers for the applicable vessels and contain default provisions relating to non-payment. The prolonged failure of a charterer to pay in full under the charter or the termination or repudiation of the charter without our entering into a replacement charter contract within a specified period of time constitutes an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

Risks related to an investment in our securities
Fairfax has significant influence over our policies and business.
Since 2018, Fairfax has made a number of investments in our Company. In addition, we acquired APR Energy from Fairfax and other sellers, in consideration for which we issued common shares to Fairfax and the other sellers. As at December 31, 2022, Fairfax held 6,000,000 warrants which were exercised in full in January 2023, Fairfax’s shareholdings, including common shares owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax Financial Holdings Limited) that he acquired in the open market, represented approximately 45.5% of our outstanding common shares after taking into account the issuance of the shares to Fairfax upon exercise of those warrants in January 2023. For more information about these investments, see “Item 7. Major Shareholders and Related Party Transactions.”
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
•restrictions under our existing or future credit facilities, Notes, or vessel leases or other financing arrangements may impact our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default or would violate any restricted payments covenant under the Notes;
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
The trading price of our preferred shares might be adversely impacted in the future.
Following the Transaction, our common shares will not be publicly listed. We might lose research coverage and other equity investor interest in our company. This could have an adverse impact on the trading price of our preferred shares or otherwise impact the liquidity of our preferred shares.
General risk factors
Disruptions and security threats to our technology systems could negatively impact our business.
In the ordinary course of business, we rely on the security of information and operational technology systems, including those of our business partners and other third parties, to manage or support a variety of business activities including operating and navigating our containership fleet and operating our power generation equipment; tracking container contents and delivery; maintaining vessel and power plant infrastructure; communicating with personnel, management, customers and business partners; collecting, processing, transmitting and storing electronic information, including personal, employee, business, financial and operational data; facilitating business and financial transactions; and providing services to our customers. A successful cyber-attack on us, or our business partners, could significantly disrupt these and other commercial activities and business functions resulting in a loss of revenue and customer relationships. For operational technology in particular, a successful cyber-attack could result in physical damage to assets and infrastructure, injury or loss of life and environmental harm.
Our global technology network faces many threats from criminal hackers and competitors who may use phishing emails, unauthorized network intrusions, electronic communications or portable electronic devices to distribute computer viruses and ransomware, enable fraudulent transactions, or otherwise alter the confidentiality, integrity and availability of our information and information systems. Due to our continuing efforts to secure our technology network infrastructure, protect our critical data and systems, and ensure operational resiliency, attempted cyber-attacks against the Company have been unsuccessful to date. However, cyber-attacks may continue to occur and a successful cyber-attack could have a material impact on our financial performance, reputation and continuous operations. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to enhance and supplement our existing protective measures. A successful cyber-attack could also result in significant costs associated with the investigation and remediation of our technology systems, as well as increased regulatory and legal liability.
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
The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels. The pandemic resulted in temporary or permanent closures of many businesses and the institution of travel restrictions, quarantine requirements, lockdowns and other governmental measures and regulations aimed at stopping or containing the spread of the virus, which have also had the effect of depressing economic activity. The COVID-19 pandemic, including the measures implemented to combat it, has created increased costs, operational challenges and delays in our businesses. In our containership business, costs increased due to COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers. COVID-19 has also impacted, and may continue to impact the operations of our shipbuilders in Asia, who are engaged to construct each of our newbuilding vessel. As a result, the delivery of some of our vessels may be delayed. In our power generation business, COVID-19 delayed transport of our turbines and balance of plant equipment, as well as our personnel, to project sites due to border closures and travel restrictions. In addition, COVID-19 has impacted new growth opportunities due to delays in procurement processes and a general reduction in demand for power in certain markets.
The extent of the impact of the COVID-19 pandemic on our future business and financial results will depend on future developments regarding the course and duration of the pandemic within the markets in which we operate or which are part of our supply chain, the continuing effect of governmental regulations imposed in response to the pandemic and the extent to which consumers continue to modify their behavior, all of which are highly uncertain and ever-changing. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic or its aftermath, could materially harm our business, results of operations and financial condition. To the extent the COVID-19 pandemic or its aftermath adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
The ongoing invasion of Ukraine by Russia has adversely affected our business, results of operations and financial condition, and may continue to do so in the future.
The global markets have experienced volatility and disruption as a result of the ongoing Russia-Ukraine Conflict. The Russia-Ukraine Conflict has led to significant volatility in commodity prices and the capital markets.
In our containership business, costs increased due to the war’s impact on supply chains, on the availability of workers, on our ability to conduct crew transfers and on our customers’ businesses.
We maintain Ukrainian seafarers in rotation based out of other Eastern European countries outside of Ukraine. However, the ratio of Ukrainian crews decreased from 17% in February 2022 to 13% in December 2022. While we have implemented internal policies to alleviate some of the burdens arising from the war borne by our Ukrainian seafarers, it is difficult to predict the long-term effect the Russia-Ukraine Conflict may have on our seafarers and other operations.
Although we have recently renewed our war risk insurance policy without an increase in premium, the premium may rise in subsequent years if the Russia-Ukraine Conflict continues to escalate.
The potential effects of the Russia-Ukraine Conflict could also impact many of the other risk factors described herein. These risks could include but are not limited to:
•The performance of the Company may suffer from business disruptions associated with information technology, cyber-attacks or unauthorized access, or catastrophic losses affecting infrastructure.
•Uncertainty in international trade policy could negatively impact our customers’ business and in turn could materially harm our business, results of operations and financial condition.
•The sanctions and penalties imposed by the U.S., EU, U.K., and other countries have against Russia and Belarus in response to the ongoing military conflict could adversely affect the global economy and financial markets. If we are found to be in violation of these sanctions, there could be a material adverse effect on our reputation, business, financial condition or results of operations, or the market for our common shares.
The extent and duration of the war, sanctions, and resulting market disruptions are impossible to predict at this time. Any of the above mentioned factors could adversely affect the wider global economy and our business, results of operations, financial condition, and profitability.
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
B.Business Overview
General
Atlas Corp. is a global asset manager and the parent company of Seaspan and APR Energy. We have two reportable segments: containership leasing and mobile power generation. Our containership leasing segment, which is conducted through Seaspan, owns and operates a fleet of containerships which it charters to major container liner companies. Our power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through various contracts. In March 2021, Atlas entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders’ agreement with ZE to form the joint venture (“ZE JV”). The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply.
Poseidon Acquisition of Atlas
On October 31, 2022, Atlas entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Poseidon and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Atlas, with Atlas continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). Poseidon is an entity formed by certain affiliates of Fairfax, certain affiliates of the Washington Family (“Washington”), David Sokol, the Chairman of our Board, Ocean Network Express Pte. Ltd., and certain of their respective affiliates (collectively, the “Consortium”). As of December 31, 2022, the Consortium collectively held approximately 69.7% of our outstanding common shares. The consummation of the Merger is conditioned on, among certain other closing conditions, including receipt of required regulatory approvals and third-party consents, adoption of the Merger Agreement by holders of at least (x) a majority of the voting power of our issued and outstanding common shares other than those held by any member of the Consortium, Merger Sub, any of our executive officers or directors, or any of their respective affiliates, associates or immediate family members and (y) a majority of the voting power of our issued and outstanding common shares entitled to vote thereon at a meeting of our shareholders or any adjournment or postponement thereof (the “Company Shareholder Approval”). On February 24, 2023, the Company Shareholder Approval was obtained at an annual meeting of shareholders of the Company. Subject to the satisfaction or waiver of the remaining closing conditions set forth in the Merger Agreement, the Merger is expected to close in the first half of 2023.
As of the date of this Form 20-F, based upon the current status of regulatory approvals, consents and other customary closing conditions the Merger could close as early as March 31, 2023, subject to the satisfaction of all required conditions.
Containership leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 1, 2023, we operated a fleet of 132 vessels that have an average age of approximately eight years, on a TEU weighted basis.
As of March 1, 2023, the charters on the 132 vessels in our operating fleet had an average remaining lease period of approximately four years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as of March 1, 2023 were as follows:

Customers for Current Fleet	Number of vessels under charter	TEUs under charter
CMA CGM	14	148,200
COSCO	25	231,000
Hapag-Lloyd	15	120,300
Maersk	19	86,250
MSC	11	127,000
ONE	26	246,380
Yang Ming Marine	15	210,000
ZIM	7	60,700
Total	132	1,229,830

Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
Seaspan Fleet
The following table summarizes key facts regarding our 132 operating vessels as of December 31, 2022:

Vessel Class (TEU)	# Vessels (Total fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(7)	Total Ownership Days(8)
2,500-3,500(2)	14	6	14.6	2.2	$17.4	83	5,110
4,250-5,100(3)	22	15	14.7	2.3	20.7	271	9,336
8,500-9,600(4)	18	11	12.9	3.1	39.8	126	6,570
10,000-11,000(5)	33	4	7.2	3.6	33.9	17	12,045
11,800-13,100(6)	27	—	5.7	6.6	40.1	61	8,149
14,000+	18	2	6.2	4.2	47.7	152	6,286
Total/Average	132	38	8.2	3.9	$33.7	710	47,496
(1)Excludes options to extend charter.
(2)Includes 2 vessels on bareboat charter.
(3)Includes one asset held for sale.
(4)Includes 3 vessels on bareboat charter.
(5)Includes 8 vessels on bareboat charter.
(6)Includes 6 vessels on bareboat charter.
(7)Off-hire days include scheduled and unscheduled days related to vessels being off-charter during the year ended December 31, 2022.
(8)Ownership Days during the year ended December 31, 2022 for time charters and bareboat charters exclude days prior to the initial charter hire date.
The following table summarizes key facts regarding the five operating vessels owned by the ZE JV as of December 31, 2022:

Vessel Class (TEU)	# Vessels (Total fleet)	Average Age (Years)	Average Remaining Charter Period (Years)	Average Daily Charter Rate (in thousands of USD)
4,250	5	17.2	2.1	$34.9

Charters
We charter our vessels primarily under long-term, fixed-rate time charters. The following table presents the number of vessels chartered by each of our customers as of March 1, 2023.

Charterer	Number of Vessels in Our Current Operating Fleet
CMA CGM	8
COSCO	25
Hapag-Lloyd	15
Maersk	17
ONE	26
Yang Ming Marine	15
ZIM	7
Total time charters	113
MSC (bareboat charters)	11
CMA CGM (bareboat charters)	6
Maersk (bareboat charters)	2
Total fleet	132
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
Power Generation
Through APR Energy, we also operate a fleet of power generation assets (gas turbines and other power generation equipment), providing electricity to customers including large corporations in the oil and gas, mining and other industries and both government backed and private utilities. As of March 1, 2023, we operated a fleet of 30 gas turbines and 274 diesel generators. The average age of the turbines is ten years and the average age of our diesel generators is 11.6 years.

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
APR Energy fleet
The following table summarizes key facts regarding our mobile power fleet as of December 31, 2022:

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Term (Years)(1)
Mobile Power Fleet	1,226	747	$233.9	1.3
(1)Average remaining contract term excludes extensions; weighted by MW installed.
APR Energy operates in developed and developing markets worldwide. Each market has unique drivers for energy demand along with a mix of competitors. Historically, outside of natural disasters and man-made events, APR Energy’s main market has been in the developing market providing power for sovereign utilities and industry. Typically, the acute demand for power in these markets evolves from a combination of lack of planning, electricity demand outstripping supply in general, political events or delays in investment. As APR Energy’s gas turbines are quickly deployable, can run on multiple fuels, have low emissions and are power-dense, we have successfully completed power projects of varying terms in markets where utilities, grid operators and industrial customers require large blocks of power quickly for seasonal peaking, augmenting baseload power, replacing power generation during maintenance of existing power plants, bridging to permanent solutions plants, or exigent event-driven emergency response.

	Year Ended December 31,
Region	2020(1)	2021	2022
Power Revenues:
LATAM	$141.3	$94.2	$47.3
North America	—	16.5	26.4
EMEA	19.3	7.7	—
Asia	61.0	61.2	62.7
O&M Revenues:
LATAM	0.8	0.1	13.8
North America	6.2	4.4	4.2
Asia	6.7	2.1	—
Other:
Asset sales	6.5	—	—
Total	$241.8	$186.2	$154.4
(1)Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas and the revenue was not included in Atlas’ operating results.
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
The global sulfur cap came into force on January 1, 2020, following amendments to Annex VI of MARPOL. This cap requires marine vessels to consume fuels with a maximum sulfur content of 0.5%. Compliance with Annex VI for the emission of sulfur oxides can be achieved by means of the primary control of using low sulfur content fuel or through a secondary control by removing the sulfur oxide pollutant using an exhaust gas cleaning system. Our time charters call for our customers to supply fuel that complies with Annex VI. Currently, 26 vessels in our fleet use an exhaust gas cleaning system to achieve compliance with IMO’s 2020 sulfur cap. The remainder of our fleet has achieved compliance by switching to compliant fuels.
In 2018, the IMO adopted a measures to reduce Green House Gases (“GHG”) emission from international shipping, which measures are consistent with the Paris Agreement goals. The measures are primarily centered on design improvements for newbuild vessels and operational measures to improve energy efficiency of ships. In maintaining alignment with its strategy and corresponding targets, in November 2020, the Marine Environment Protection Committee of the IMO adopted additional short-term measures which include design improvements for existing ships and verification of operational efficiency by measuring Carbon Intensity, which will come into force starting in 2023. To comply with the new requirements, existing vessels will have to take measures to align with the design index applicable to IMO’s phase 3 design criteria for new ships. Limiting engine power is one of the several ways to achieve the required Energy Efficiency Design Index for Existing ships and comply with the new MARPOL requirement. Several vessels in our fleet will go through the process of limiting engine power to achieve compliance by due date. There are other ongoing initiatives to improve operational efficiency of our vessels such as hydrodynamic modifications, selection of high performance hull coatings and cargo loadability improvements, amongst others measures to improve carbon footprint from our vessels. We may be subject to significant costs and expenses if we fail to meet these new requirements and any of our ships is non-compliant. The IMO also requires ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year. Flag states of respective vessels will subsequently transfer this data to IMO Ship Fuel consumption database. The Database will help IMO measure GHG emissions and take measures to reduce the emissions in line with its strategic goals. Some of our ships will be affected by the new requirements and we will have to agree with our charterers on new speed limitations and possible ship modifications to meet these requirements.

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
The IMO’s Ballast Water Management Convention requires ships to manage their ballast water in such a way that aquatic organisms and pathogens are removed or rendered harmless before discharging the water. The compliance deadline for installation of ballast water treatment (“BTW”) systems is 2024. We adopted the BTW technology for our newbuild vessels in the early stages and are on track to complete installation of approved BWT systems before the IMO compliance date.
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
As of December 2019, the EPA is regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels pursuant to the Vessel Incidental Discharge Act (“VIDA”), which replaces the 2013 Vessel General Permit (“VGP”) program. VIDA requires the EPA to develop performance standards for discharges within two years of enactment, and requires the U.S. Coast Guard to develop complementary regulations within two years of EPA’s promulgation of standards. Under VIDA, existing regulations regarding ballast water treatment remain in effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of the Notice of Intent (“NOI”) or retention of the PARI form and submission of annual reports. We submit the NOIs for our vessels where required. Compliance with these and other regulations could require the installation of ballast water treatment equipment or the implementation of the other port facility disposal procedures at potentially significant costs. Non-compliance with these regulations may result in fines, penalties or other sanctions.
In addition, the Act to Prevent Pollution from Ships (“APPS”), implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.
Additional Ballast Water Regulations
The United States National Invasive Species Act (“NISA”), and certain regulation enacted by the U.S. Coast Guard (“USCG”) under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Vessels constructed after December 1, 2013 are required to have a USCG-approved BTW system installed, and vessels constructed prior to December 1, 2013 are required to have a BTW system installed on the first scheduled dry-dock after January 1, 2016. As of January 2022, there are approximately 46 USCG-approved BTW systems, and additional systems are currently under review or testing. Because approvals were initially slow to be given, individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible. Some of our vessels which adopted the BWT technology in an early stage are in the process of upgrading the treatment systems to meet the standards set by USCG. The compliance deadline for these vessels was extended by the USCG considering the early installation.
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
The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU)

2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “MRV Regulation”), which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period commenced on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. The EU has determined that maritime shipping will be included in the EU Emissions Trading System as from 2024 in the absence of a comparable system operating under the IMO. This will result in additional costs to us as ship owners if the commercial operators of our ships (i.e., the charterer or party responsible for the purchase of fuel, choice of cargo, route and speed) are not held responsible for these costs under the proposed EU regulations.
The European Commission has launched a “Fit for 55” package of proposals intended to reduce the EU’s total GHG emissions by 55% by 2030, with the ultimate goal to achieve full EU decarbonization by 2050. As a result, shipping is likely to face new stringent EU regulations. The proposal includes following:
•The European Trading System Directive - Shipping will become subject to the Emission Trading Scheme (‘ETS’), with the ships presently reporting emissions under the EU MRV regulation required to purchase carbon emission credits. Under the ETS, every year companies must purchase enough allowances in order to cover the total amount of their CO2 emissions in that year. At the end of each year they must surrender those allowances. Each allowance corresponds to 1 ton of CO2 and the price of 1 allowance was EUR 97.11 on March 2, 2023. If companies can limit their allowances below the amount covered by the allowances they purchased, they can sell their unused allowances. By including the shipping sector in the ETS the EU intends to signal that investments in energy efficiency are more cost-efficient than paying for the price of carbon emissions and hence support decarbonization. All intra-EU emissions will be included, but only 50% of the emissions for voyages from and to a third country when arriving in or departing from the EU, respectively. Non-compliance is punishable by fines and could eventually lead to a ban from EU waters. Shipping companies, particularly those, such as ourselves, whose administering bodies are based outside the EU, will likely face increased administrative and compliance costs once the proposals are enacted. It remains to be seen what form the enactments will take when the final text of the EU ETS is published. On December 18, 2022, provisional agreement was reached by the EU Council and EU Parliament (the two EU legislative bodies) which provides for a gradual introduction of obligations for shipping companies. Specifically, they will be obliged to surrender allowances corresponding to only 40% of their verified emissions for 2024, 70% for 2025 and 100% as from 2026.
•The Fuel EU Maritime Regulation - This is a new regulation coming into effect in 2025, imposing life cycle GHG footprint requirements on the energy used onboard ships. It will apply to the same ships that are covered by the EU MRV regulation and will, in addition to CO2, cover methane and nitrous oxide, all in a well-to-wake perspective. The GHG intensity of the energy used will be required to improve by 2% in 2025 relative to 2020, ramping up to 75% by 2050. Credits will be granted for energy generated on board, such as by wind power. The regulation will also require container and passenger vessels to connect to shore power from 2030 for stays longer than two hours. Same as for the ETS, non-compliance may lead to fines and being banned from EU waters. While this Regulation has not yet been adopted, it appears from the Parliament’s proposed amendments that the required GHG intensity will be 20% as of 2035, 38 % from 2040, 64 % as of 2045 and 80% as of 2050. The EU Parliament’s amendments to the proposed Regulation also introduce a target of 2% for the use of renewable fuels of non-biological origin from 2030.
•The Alternative Fuels Infrastructure - This regulation is an update of an existing directive and will require EU member states to ramp up the availability of LNG by 2025 and onshore electrical power supply by 2030 in core EU ports.
•The Energy Taxation Directive - This directive is being revised to remove the tax exemption for conventional fuels used between EU ports as of 1 January 2023 resulting in a significant increase in their price. International bunker for extra-EU voyages remains tax exempt. For heavy fuel oil, the new tax rate will be approximately €37 per tonne.
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
The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Chinese tax considerations applicable to us.
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
The IRD issued us tax residency certificates in Hong Kong with respect to tax years ending 31 December 2020, 2021, and 2022, which means we should be treated as a qualifying taxpayer under the China/HK Tax Treaty and qualify for the exemptions for those tax years. We are in the process of obtaining tax residency certificates for future tax years.
C.Organizational Structure
Please read Exhibit 8.1 to this Annual Report for a current list of our significant subsidiaries.
D.Property, Plant and Equipment
For information on our assets, please read “Item 4. Information on the Company—B. Business Overview—General—Seaspan Fleet for containership leasing segment and APR Energy Fleet for power generation segment.” For information on environmental issues that may affect the company’s utilization of the assets, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.”
Item 4A.    Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.
Please see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2021 Annual Report for a discussion related to the 2020/2021 comparative period.
Overview
We are Atlas Corp., a global asset manager and the parent company of Seaspan and APR Energy.
Seaspan is a leading independent owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 1, 2023, we operated a fleet of 132 vessels that have an average age of approximately eight years, on a TEU weighted basis.
Customers for our operating fleet as of March 1, 2023, were CMA CGM, COSCO, Hapag-Lloyd, Maersk, MSC, ONE, Yang Ming Marine and ZIM.
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

Recent Developments in 2022 and 2023
Vessel Acquisitions and Deliveries
During the year ended December 31, 2022, we took delivery of nine vessels. The additions to our fleet are summarized below.

Vessel	Year Built	Vessel Class (TEU)	Purchase price (in millions of US dollars)	Delivery Date
MSC Eugenia	2022	12,200	$84.0	April 2022
MSC Cassandre	2022	12,200	84.0	May 2022
ONE Parana	2022	11,800	86.5	June 2022
ONE Magdalena	2022	11,800	86.5	June 2022
ONE Orinoco	2022	11,800	86.5	August 2022
ONE Amazon	2022	11,800	86.5	September 2022
ZIM USA	2022	11,800	113.0	October 2022
ZIM Canada	2022	11,800	113.0	November 2022
ONE Freedom	2022	15,000	115.1	October 2022
In February 2023, the Company accepted the delivery of one newbuild 15,000 TEU vessel, which commenced a 12-year charter upon delivery.

Shipbuilding Contracts for Newbuild Containerships
As at December 31, 2022, Seaspan had entered into agreements with shipyards to build 58 newbuild containerships, that are summarized below:

	Newbuilds	Total TEU	Month Acquired
24,000 TEU	2	48,000	February 2021
15,000 TEU LNG	10	150,000	February 2021
15,000 TEU	3	45,000	February 2021
16,000 TEU	9	144,000	March 2021
15,500 TEU	6	93,000	March 2021
15,000 TEU	3	45,000	June 2021
7,000 TEU LNG	15	105,000	July and September 2021
7,000 TEU	10	70,000	August 2021
Total	58	700,000
These vessels will commence long-term charters with leading global liner companies, some of which are subject to vessel purchase options or obligations at the conclusion of their respective charters.
Vessel Sales
During the year ended December 31, 2022, Seaspan sold 10 vessels for gross proceeds of $257.1 million and recognized a loss on sale of $4.0 million. Seaspan continues to manage the ship operations of seven of these vessels pursuant to management agreements entered into in connection with the sales. As of December 31, 2022, Seaspan had also entered into an agreement for one additional vessel sale, subject to closing conditions. The sale closed in January 2023 and Seaspan for gross proceeds of $21.6 million resulting in $2.9 million gain on sale. Seaspan will continue to act as a third-party vessel manager for this vessel.
Financing Developments
In February 2022, Seaspan closed its new $250.0 million 3-year unsecured revolving credit facility (the “2022 RCF”), which replaces a $150.0 million 2-year unsecured revolving credit facility. The 2022 RCF includes several new lenders and improvements driven by Seaspan’s improving credit quality, including greater liquidity, tenor and pricing.
In May 2022, Seaspan entered into a note purchase agreement to issue $500.0 million of sustainability-linked, senior secured notes (the “Senior Secured Notes”) in a US private placement. The Senior Secured Notes comprise three series, each ranking pari passu with Seaspan’s existing and future portfolio vessel financing program. The Series A, Series B and Series C Senior Secured Notes were issued in August 2022, with interest rates ranging from 5.15% to 5.49% and maturities from September 2032 to September 2037. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators. The financing is secured by Seaspan’s vessel portfolio financing program. The Senior Secured Notes were issued on August 3, 2022. During August, Seaspan partially used proceeds from the financing to pay down approximately $240 million of existing debt under the portfolio financing program, with the remaining proceeds intended to be used to fund capital expenditures, transaction costs, and for other general corporate purposes.
During the year ended December 31, 2022, Seaspan exercised options to purchase four 10,000 TEU vessels at a predetermined purchase price of $52.7 million per vessel. The purchase for one vessel was completed in January 2023 and the purchase for the remaining three vessels are expected to complete in April through September 2023.
In October 2022, Seaspan completed its planned upgrade of a previously signed $1.1 billion bank loan financing into a $1.5 billion ECA-Backed JOLCO financing (the “Financing Upgrade”). Proceeds remain intended to finance Seaspan’s package of 15 7,000 TEU newbuild vessels. This marks Seaspan’s third ECA-JOLCO transaction. The Financing Upgrade increases the proceeds raised and significantly lowers the cost of capital through partnership with Sinosure, a Chinese ECA, and a tranche of fixed-rate capital from Japanese investors. The financing carries a 12-year tenor.
Enhancement of the Company’s Vessel Portfolio Financing Program
On March 3, 2023, the Company entered into amendments and restatements of the senior secured loan facilities and intercreditor and proceeds agreement that comprise its vessel portfolio financing program to, among other things, (i) increase the commitments under the bank loan facilities by $250.0 million, $200.0 million of which were drawn immediately and $50.0 of which may be drawn by the Company on or before September 3, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
Fairfax Warrant Exercise
In April 2022, Fairfax Financial Holdings Limited (“Fairfax”) exercised warrants to purchase 25.0 million common shares of Atlas. The warrants, which were originally issued on July 16, 2018, had an exercise price of $8.05 per common share for an aggregate exercise price of $201.3 million.
In January 2023, Fairfax exercised warrants to purchase 6.0 million common shares of Atlas. Five million of the warrants were originally issued on April 30, 2021 and had and exercise price of $13.00 per common share and one million of the warrants were originally issued on June 11, 2021 and had an exercise price of $13.71 per common share. The gross aggregate proceeds for the 6.0 million warrants was $78.7 million. Immediately following this 6.0 million exercise of warrants, Fairfax and its affiliates held in aggregate 130,849,212 common shares, representing 45.5% of the then issued and outstanding common shares of Atlas. Fairfax has no outstanding warrants or Fairfax has now exercised all of its warrants.
Mobile Power Generation Developments
APR Energy entered into a contract to provide a customer with up to 226 MW of gas power generation capacity in Itaguaí, Rio De Janeiro, Brazil, for a minimum of 12 consecutive months which commenced in May 2022. In March 2022, the term of this contract was extended to 44 months and the location of the plant was moved to Cuiabá, Mato Grosso, Brazil. Additionally, APR Energy entered into a contract with a US counterparty to rent to the counterparty five turbines representing 120 MW for a minimum of 12 consecutive months which commenced in February 2022 and was successfully completed on February 1, 2023. APR Energy also entered into a contract with Imperial Irrigation District (“IID”) for three turbines to provide grid stabilization solutions to Southern California for four months commencing June 1, 2022. The contract with IID represents its first renewal with APR Energy and was successfully completed in September 2022. In January 2023, APR Energy entered into an extension with IID for a three year term commencing on January 1, 2023. In October 2022, APR successfully completed its Mexicali dry-lease contracts.
On December 13, 2022, APR Energy closed a sale of all of the shares of its Argentina entity, APR Energy SrL to Enerinv SrL and Enerarge SrL. As of the closing, APR Energy has no additional interests in Argentina.
In May 2022, APR Energy voluntarily prepaid a term loan facility with an outstanding balance of $100.0 million.
In June 2022, APR Energy amended and extended its secured financing program (the “Financing Program”). The amendment lowered interest costs, extended the maturity date to 2025, and improved financial flexibility. As of June 30, 2022, the Financing Program consists of a $108.0 million term loan and a $50.0 million revolving credit facility. The revolving credit facility was undrawn as of June 30, 2022.
Joint Venture Agreement

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
Changes in Senior Management
In February 2022, Karen Lawrie resigned as General Counsel of Atlas and Seaspan.
In June 2022, Tina Lai resigned as Chief Human Resources Officer of Atlas and Seaspan. In August 2022, Sarah Pybus resigned as Compliance Officer of Atlas, and Andrew E. Derksen was appointed as General Counsel and Corporate Secretary of Atlas with retroactive effect as of August 5, 2022.
Poseidon Acquisition of Atlas
For additional information, please read “Item 4. Information on the Company—B. Business Overview—Poseidon Acquisition of Atlas”.
Market Conditions
Containership leasing. Containerships play an integral role in global trade, facilitating the movement of goods around the world. GDP is an important measure of global trade, and global GDP growth is positively correlated with growth in container throughput. Container throughput has varied significantly since 2000 and was greater than 10% per annum in most years prior to the global credit crisis. In 2009, global container throughput declined by over 8% compared to the prior year, and after growing sharply in 2010 and 2011, ranged between 1.4% and 5.7% per annum between 2012 and 2017, as the global economy gradually recovered. In 2020, due to the impact of COVID-19, global economic expansion was halted in the first half of the year, but swiftly recovered in the latter half of the year and into 2021. The International Monetary Fund estimated global GDP growth rate to be 3.2% in 2022. Meanwhile, Container throughput growth rate estimated to be 0.9%, lower than previous year. With the recovery from COVID-19, both charter rates and idle rates improved significantly. The idle fleet at the end of December 2022 was approximately 2% of the global fleet, as measured by TEU, compared to approximately 0.6% of the global fleet at the end of December 2021. Charter rates for 4,250 TEU Panamax vessels, for example, were approximately $25,000 per day in December 2022, compared to approximately $87,000 per day in December 2021.
The orderbook to global fleet rate was 29% at the end of December 2022, compared with 23.3% at the end of December 2021. Approximately 70% (in terms of TEU capacity) of the current containership orderbook is for vessels 10,000 TEU and greater in size. Vessels less than 4,000 TEU represent approximately 12% of the global containership orderbook, with only 192 vessels being on-order in the segments between 4,000 TEU and 9,999 TEU.
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
Global power investment declined by approximately 10% in 2022 due to delays in new power projects and grid improvements stemming from the COVID-19 pandemic, the decrease in oil prices and the movement away from carbon emissions and nuclear power. With the resurgence of the global economy upon recovery from COVID-19, global power demand and global investment in energy projects is forecasted to continue increasing over the next few decades, driven by the increasing global middle-class and its desire for reliable access to electricity and a transition to renewable energy sources from aging technologies. The largest forecast demand increases are expected in China, India, the Middle East, Southeast Asia and other geographies with large populations with expected wealth increases that result in an exponential increase in demand for electric heating, cooling, cooking and home entertainment.
Impact of Recent Developments in Ukraine
In February 2022, as a result of the invasion of Ukraine by Russia in the Russia-Ukraine Conflict, economic sanctions were imposed by the U.S., the EU, the U.K. and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. While it is difficult to estimate the impact of current or future sanctions on the Company’s business and financial position, these sanctions could adversely impact the Company’s operations and/or financial results. In the near term, we expect increased volatility in the region due to these geopolitical events and, with the support of our customers, our vessels have ceased trading to Russia for the time being. We also anticipate we could face challenges to recruit seafarers in sufficient numbers to replace Ukrainians seafarers who are not able or permitted to leave their country, given that Ukrainians constitute a significant number of our seafarers. Finally, we expect that the Russia-Ukraine Conflict may exacerbate market volatility, and may impact access to and pricing of capital. For more information regarding the risks relating to economic sanctions as a result of the Russia-Ukraine Conflict as well as the impact on retaining and sourcing our crew, see “Item 3. Key Information—D. Risk Factors.”
Effects of COVID-19
Since early 2020, the COVID-19 pandemic has had significant impacts on global demand on seaborne transportation, but such impacts on demand have largely subsided. On the other hand, costs of operations have increased due to COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2022 increased to $7,217 compared to $6,766 per vessel per day for the year ended December 31, 2021. To mitigate, we have made logistical changes and worked with vendors to ensure continued access to equipment and supplies. We have also intentionally delayed or altered plans for repairs and vessel projects where practicable. For our crew, we have developed and implemented extended onboard management procedures and we have prepared response plans should any crew member fall ill onboard. In addition, although embarkation and disembarkation of seafarers remains challenging and there are increased costs associated, we are conducting crew changes at ports where transfers are permitted. Management has obtained agreements from certain charterers to alter trading routes to facilitate crew changes.
During 2020, APR Energy’s business was challenged by COVID-19 by the effective shutdown of government institutions in some jurisdictions, which impacted procurement processes for certain prospective projects. As economies recover from the effects of the COVID-19 pandemic, electricity demand is increasing. This increasing demand is coupled with a reduction in generation capacity from hydro-generation plants as a result of regional drought conditions and the decommissioning of thermal generation power plants as certain markets transition to renewable generation, creating shortfalls in anticipated power needs. APR Energy has secured contracts as a result of these conditions and continues to develop existing customer relationships to extend and expand its current contracts whenever possible. As of March 1, 2023, APR Energy had 19 turbines off contract (compared to four turbines off contract in March 2022), representing 490 megawatt capacity and 57.6% of the overall turbine fleet capacity.
Some of our office staff continue to work remotely, but many have started to return to our physical offices. The return to office is being done on a gradual basis, as local health authorities ease COVID-19 related restrictions. During 2022, there was no meaningful increase in costs or expenses resulting from measures to facilitate remote working.
We continuously monitor the developing situation, as well as our customers’ response thereto, and make all necessary preparations to address and mitigate, to the extent possible, any further impact of COVID-19 to our company.
A.Results of Operations
Year Ended December 31, 2022 Compared with Year Ended December 31, 2021
The following discussion of our financial condition and results of operations is for the years ended December 31, 2022 and 2021. Results of operations from 2020 include the post-acquisition results of APR Energy from February 29, 2020.
Our consolidated financial statements have been prepared in accordance with U.S. GAAP and, except for number of shares, per share amounts and where otherwise specifically indicated, all amounts are expressed in millions of U.S. dollars.

Year Ended December 31,	2022	2021	2020
Statement of operations data (in millions of USD):
Revenue	$1,697.4	$1,646.6	$1,421.1
Operating expenses (income):
Operating expenses	353.4	351.0	303.7
Depreciation and amortization	379.1	366.7	353.9
General and administrative	108.1	79.2	36.3
Operating leases	123.0	146.3	150.5
Indemnity claim under acquisition agreement	(21.3)	(42.4)	—
Goodwill impairment	—	—	117.9
Loss (Gain) on sale	3.7	(16.4)	0.2
Operating earnings	751.4	762.2	458.6

Year Ended December 31,	2022	2021	2020
Other expenses (income):
Interest expense	235.4	197.1	191.6
Interest income	(6.5)	(3.1)	(5.0)
Loss on debt extinguishment	9.4	127.0	—
Gain on equity investment	(0.3)	—	—
(Gain) Loss on derivative instruments (1)	(120.6)	(14.1)	35.5
Other expenses(2)	9.3	21.8	27.3
Net earnings before income tax	624.7	433.5	209.2
Income tax expense	2.4	33.0	16.6
Net earnings	$622.3	$400.5	$192.6
Common shares outstanding at year end:	281,565,472	247,024,699	246,277,338
Per share data (in USD):
Basic earnings per common share	$2.10	$1.36	$0.52
Diluted earnings per common share	1.96	1.26	0.50
Dividends paid per common share	0.50	0.50	0.50
Statement of cash flows data (in millions of USD):
Cash flows provided by (used in):
Operating activities	$856.3	$944.0	$694.2
Investing activities	(1,022.6)	(1,693.9)	(859.9)
Financing activities	130.5	734.2	310.9
Net (decrease) increase in cash and cash equivalents and restricted cash	$(35.8)	$(15.7)	$145.2

Selected balance sheet data (at year end, in millions of USD):
Cash and cash equivalents	$280.0	$288.6	$304.3
Property, plant and equipment(3)	7,156.9	6,952.2	6,974.7
Other assets	3,865.5	3,328.8	2,010.1
Total assets	$11,302.4	$10,569.6	$9,289.1

Current liabilities	$1,038.5	$1,175.5	$854.6
Long-term debt	3,453.4	3,731.8	3,234.0
Operating lease liabilities	391.7	562.3	669.3
Other financing arrangements	1,940.3	1,239.3	801.7
Derivative instruments(1)	1.5	28.5	63.0
Other long-term liabilities	51.2	17.7	40.9
Shareholders’ equity	4,128.9	3,517.6	3,625.6
Cumulative redeemable preferred shares	296.9	296.9	—
Total liabilities and shareholders’ equity	$11,302.4	$10,569.6	$9,289.1

Year Ended December 31,	2022	2021	2020
Other data:
Number of vessels in operation at year end(4)	132	133	127
Average age of vessel fleet (TEU weighted basis) in years at year end	8.2	8.3	7.6
Vessel TEU capacity at year end	1,219,080	1,152,550	1,073,200
Average remaining lease period on vessel charters (TEU weighted basis)	3.9	5.0	3.7
Vessel utilization for the year ended(5)	98.5%	98.7%	98.4%
Power fleet utilization for the year ended(6)	68.4%	73.8%	68.9%
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
(4)Includes one 4,250 TEU vessel held for sale.
(5)Vessel utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days (including time charter and bareboat ownership days) during the year. Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use.
(6)Power fleet utilization represents Average Megawatt On-Hire as a percentage of Average Megawatt Capacity. Average Megawatt On-Hire is the amount of capacity that is under contract and available to customers for use. Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet. Atlas acquired APR Energy on February 28, 2020. For periods prior to this, APR Energy was not controlled by Atlas.
Consolidated Financial Summary (in millions of USD, except for per share amount)
The following tables summarize Atlas’s consolidated financial results and segmental financial results, for the year ended December 31, 2022 and 2021.

	Year ended December 31,		Change
	2022	2021	$	%
Revenue	$1,697.4	$1,646.6	50.8	3.1%
Operating expense	353.4	351.0	2.4	0.7%
Depreciation and amortization expense	379.1	366.7	12.4	3.4%
General and administrative expense	108.1	79.2	28.9	36.5%
Indemnity claim (income) under acquisition agreement	(21.3)	(42.4)	21.1	(49.8)%
Operating lease expense	123.0	146.3	(23.3)	(15.9)%
Loss (Gain) on sale	3.7	(16.4)	20.1	(122.6)%
Operating earnings	751.4	762.2	(10.8)	(1.4)%
Interest expense	235.4	197.1	38.3	19.4%
Net earnings	622.3	400.5	221.8	55.4%
Net earnings attributable to common shareholders	569.1	335.4	233.7	69.7%
Earnings per share, diluted	1.96	1.26	0.70	55.6%
Cash from operating activities	856.3	944.0	(87.7)	(9.3)%

Segment Financial Summary	Year ended December 31, 2022
	Containership Leasing	Mobile Power Generation	Elimination and Other (1)	Total
Revenue	$1,543.0	$154.4	$—	$1,697.4
Operating expense	309.2	44.2	—	353.4
Depreciation and amortization expense	327.5	51.6	—	379.1
General and administrative expense	76.6	33.5	(2.0)	108.1
Indemnity claim (income) under acquisition agreement	—	(21.3)	—	(21.3)
Operating lease expense	120.3	2.7	—	123.0
Loss (Gain) on sale	4.0	(0.3)	—	3.7
Interest expense	219.4	16.7	(0.7)	235.4
Interest income	(5.5)	(0.7)	(0.3)	(6.5)
Income tax expense	1.9	0.5	—	2.4
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
Total Ownership days increased by 164 days for the year ended December 31, 2022 compared to 2021. The increase was due to the delivery of nine vessels after December 31, 2021, which contributed 1,294 days, offset by 2,645 fewer ownership days from the sale of 11 vessels. Additionally, full year benefits from the seven vessels delivered during 2021 which have full ownership days in 2022 contributed 1,515 days.
Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for year ended December 31, 2022, and its comparative quarters:

	2021				2022				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2021	2022
Vessel Utilization:
Time Charter Ownership Days(1)	10,318	10,609	10,946	10,885	10,575	10,291	10,042	10,316	42,758	41,224
Bareboat Ownership Days(1)	1,112	1,092	1,105	1,265	1,350	1,474	1,700	1,748	4,574	6,272
Total Ownership Days	11,430	11,701	12,051	12,150	11,925	11,765	11,742	12,064	47,332	47,496
Less Off-Hire Days:
Scheduled Dry-Docking	(63)	(111)	(123)	(95)	(63)	(129)	(155)	(168)	(392)	(515)
Unscheduled Off-Hire(2)	(25)	(60)	(44)	(93)	(119)	(71)	(5)	(8)	(222)	(203)
Ownership Days On-Hire	11,342	11,530	11,884	11,962	11,743	11,565	11,582	11,888	46,718	46,778
Vessel Utilization	99.2%	98.5%	98.6%	98.5%	98.5%	98.3%	98.6%	98.5%	98.7%	98.5%
(1)Ownership Days for bareboat charters exclude days prior to the initial charter hire date.
(2)Unscheduled off-hire includes days related to vessels being off-charter.
Vessel Utilization decreased for the year ended December 31, 2022 compared to 2021. The decrease was primarily due to an increase in the number of Scheduled Dry-Docking days.
During the year ended December 31, 2022, we completed dry-dockings for three 14,000 TEU vessels, one 11,920 TEU vessel, one 9,500 TEU vessel, two 8,500 TEU vessels, one 5,100 TEU vessel, two 4,500 vessels, two 4,250 vessels and two 3,500 TEU vessels. During the year ended December 31, 2021, we completed dry-dockings for four 10,000 TEU vessels, three 4,500 TEU vessels, eight 4,250 TEU vessels and three 2,500 TEU vessels.
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

For the year ended December 31, 2022, the Average Megawatt Capacity was 1,313 MW on a weighted average basis. During this period 68.4% of the power fleet were under contract.
The following table summarizes the Power Fleet Utilization, for the year ended December 31, 2022, and its comparative quarters:

	2021				2022				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2021	2022
Power Fleet
Average Megawatt On-Hire(1)	866	1,063	1,246	826	820	908	1,056	810	1,000	899
Average Megawatt Capacity(2)	1,360	1,360	1,356	1,345	1,324	1,320	1,320	1,289	1,355	1,313
Power Fleet Utilization(3)	63.7%	78.2%	91.9%	61.4%	61.9%	68.8%	80.0%	62.8%	73.8%	68.4%
(1)Average Megawatt On-Hire is the amount of capacity that is under contract and available to the customer for use post commercial operation date.
(2)Average Megawatt Capacity is the average maximum megawatts that can be generated by the power fleet.
(3)Power fleet utilization in comparative periods has been adjusted to reflect average utilization during the quarter.
Power Fleet Utilization decreased for the year ended December 31, 2022, compared with the year ended December 31, 2021. The decrease is primarily due to turbine contracts rolling off in the first and second quarter of 2022, and smaller participation in Mexico’s summer peaking protocol, partially offset by the addition of Brazil project in 2022 and full year impact of a contract with a US counterparty to provide a dry lease of five turbines.
Financial Results Summary
Revenue
Revenue increased by 3.1% to $1,697.4 million for the year ended December 31, 2022 compared to 2021. Revenue from the Containership Leasing segment increased 5.7% for the twelve months ended December 31, 2022 largely driven by delivery of newbuild vessels in the current year and a full year impact of deliveries from 2021, offset by vessel sales during the year. The increase in the Containership Leasing segment was offset by decreased revenue in the Mobile Power Generation segment from lower asset utilization.
Operating Expense
Operating expense increased by 0.7% to $353.4 million for the year ended December 31, 2022 compared to 2021. The increase in the containership segment was primarily due to four purchase options exercised now resulting in the vessels being classified as finance leases. This is offset by a decrease in our Mobile Power Generation segment driven by site demobilizations and a lower inventory obsolescence expense in the current year.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 3.4% to $379.1 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to the delivery of seven newbuild vessels and the lease reclassification from operating to financing for four vessels, offset by the impact of ten vessel sales in the year. This is offset by a decrease in our Mobile Power Generation segment due to a decrease in deferred job costs depreciation as the projects were fully amortized.
General and Administrative Expense
General and administrative expense increased by 36.5% to $108.1 million for the year ended December 31, 2022 compared to 2021. The increase was primarily due to an increase in general corporate expenses including non-cash share-based compensation and professional fees incurred by the special committee to evaluate the take-private proposal from Poseidon.
Operating Lease Expense
Operating lease expense decreased by 15.9% to $123.0 million for the year ended December 31, 2022 compared to 2021. The decreases were primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in January 2022 through August 2022 for four vessels.

Interest Expense
Interest expense increased by $38.3 million to $235.4 million for the year ended December 31, 2022 compared to 2021 primarily due to higher interest rates, higher balances related to other financing arrangements from vessel deliveries and an increase in finance leases (which were previously classified as operating leases).
Gain on Derivative Instruments
The change in fair value of financial instruments resulted in a gain of $120.6 million for the year ended December 31, 2022 compared to a gain of $14.1 million for the year ended December 31, 2021. The gain is primarily due to an increase in the LIBOR forward curve as a result of central bank monetary policy changes and offset by swap settlements
The fair value of our interest rate swaps are subject to change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.
The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $62.4 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.
The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a nominal change in fair value.
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

Consolidated liquidity as of December 31, 2022 and 2021 were comprised of the following:

(in millions of USD)	December 31,		Change
	2022	2021	$	%
Cash and cash equivalents	$280.0	$288.6	$(8.6)	(3.0)%
Undrawn revolving credit facilities(1)	700.0	600.0	100.0	16.7%
Total liquidity	$980.0	$888.6	$91.4	10.3%
Total committed and undrawn newbuild financings	6,120.9	5,974.7	146.2	2.4%
Total liquidity including newbuild financings	7,100.9	6,863.3	237.6	3.5%
(1)Undrawn revolving credit facilities as of December 31, 2022 included $650.0 million (2021 - $550.0 million) available from Seaspan and $50.0 million (2021 - $50.0 million) available from APR Energy.
As of December 31, 2022, consolidated liquidity was sufficient to meet near-term requirements. As of December 31, 2022, the Company had consolidated liquidity of $980.0 million, excluding $6,120.9 million of committed but undrawn financings related to our newbuild vessels, which represents an increase from $888.6 million in the prior 2021 period.
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
The following table provides a summary of our unencumbered fleet and net book value over time:

	As at December 31,
(in millions of USD)	2018	2019	2020	2021	2022
Number of Vessels	31	28	31	36	38
Net Book Value	$912	$859	$1,109	$1,369	$1,847
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of December 31, 2022, the Company had total gross contracted cash flows of $18.2 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following tables provides a summary of gross contracted cash flows.

As of December 31, 2022, minimum future revenues on committed operating leases were as follows:

(in millions of USD)	Operating lease revenue (1)
2023	$1,609.6
2024	1,545.1
2025	1,275.7
2026	950.4
2027	516.9
Thereafter	663.3
$6,561.0
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
As of December 31, 2022, the undiscounted minimum cash flows related to lease receivable on financing leases are as follows:

(in millions of USD)	Lease receivable on financing leases
2023	$96.9
2024	97.1
2025	96.9
2026	96.9
2027	96.9
Thereafter	1,239.7
$1,724.4

The Company’s growth strategy in recent years has included sizable success on growing its vessel fleet through vessel newbuilds. As of December 31, 2022, the gross contracted cash flows for its 58 undelivered vessels were as follows:

(in millions of USD)	Contracted cash flows
2023	$304.3
2024	841.1
2025	841.6
2026	841.6
2027	841.6
Thereafter	6,225.4
$9,895.6
The Company’s commitment to growth in recent years was achieved in line with its capital structure objectives, focusing on strengthening its balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership and power generation industries.
The Company lengthened and diversified the maturity profile of its debt and diversified its sources of capital, including through innovative export credit agency (ECA) backed lease financings, bi-lateral lease financings with Chinese leasing houses, multiple notes issuances in the U.S. and Norwegian unsecured credit markets, as well as long duration secured notes issued to life insurance investors. This supported the Company’s initiative to successfully achieve committed financings for its newbuild vessels program. In conjunction with its newbuild strategy and associated debt financing, the Company dramatically increased its long-term gross contracted cash flows, primarily through increasing charter lengths for its existing containership fleet and acquiring attractive second-hand containership assets coupled with long-term charter contracts.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic and value-additive opportunities within the Maritime or Energy sectors to diversify and strengthen cash flow drivers.
The Company intends to focus on continuing successful deliveries of its newbuild vessels, while assessing new growth opportunities in a measured way. In conjunction, the Company intends to maintain and grow its robust liquidity position primarily through capital recycling and enhancements to its existing capital base. This capital strategy will include focus on further diversifying sources of capital for greater financial flexibility while managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.

Borrowings, Including Reconciliation of Long-term Debt to Total Borrowing and Operating Borrowing
The following table summarizes our borrowings:

(in millions of US dollars)	As of December 31,		Change
	2022	2021	$	%
Long-term debt:
Revolving credit facilities	$—	$—	$—	0.0%
Term loan credit facilities	1,233.0	2,341.8	(1,108.8)	(47.3)%
Senior Unsecured Notes	1,302.4	1,302.4	—	0.0%
Senior Unsecured Exchangeable Notes	201.3	201.3	—	0.0%
Senior Secured Notes	1,000.0	500.0	500.0	100.0%
Debt discount and fair value adjustment	—	(5.1)	5.1	100.0%
Deferred financing fees on long term debt	(44.9)	(57.6)	12.7	22.0%
Long term debt	3,691.8	4,282.8	(591.0)	(14)%

Other financing arrangements	2,119.7	1,363.1	756.6	55.5%
Deferred financing fees on other financing arrangements	(31.9)	(23.3)	(8.6)	(36.9)%
Other financing arrangement	2,087.8	1,339.8	748.0	55.8%

Finance leases	222.2	—	222.2	100.0%

Total deferred financing fees	76.8	80.9	(4.1)	(5.1)%
Total borrowings(1)	6,078.6	5,703.5	375.1	6.6%
Vessels under construction	(1,422.5)	(1,095.6)	(326.9)	(29.8)%
Operating borrowings(1)	$4,656.1	$4,607.9	$48.2	1.0%
(1)Total borrowings is a non-GAAP financial measure which comprises of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s debt-to-asset ratio was 53.8% as of December 31, 2022 compared to 54.0% at December 31, 2021.
The consolidated weighted average interest rate for December 31, 2022 was 5.97% compared to 3.26% at December 31, 2021. The weighted average interest rates for the containership segment, power generation segment, and Atlas Corp. (on an unconsolidated basis) were 6.12%, 5.57%, and 7.13%, respectively, for the year ended December 31, 2022 (December 31, 2021: 3.14%, 5.55%, and 7.1%, respectively).
Credit Facilities
The Company’s credit facilities are primarily secured by assets, including first-priority mortgages granted on 53 of its vessels and substantially all of its power generation assets, together with other related security.
As of December 31, 2022, the Company had $1.2 billion principal amount outstanding under its credit facilities, of which $1.1 billion was related to the containership leasing business and $100.5 million was related to the power generation business. There were no amounts outstanding under our revolving credit facilities. A total of $700.0 million was undrawn, of which $650.0 million was available to the containership leasing business, and $50.0 million was available to the power generation business.

On a consolidated basis as of December 31, 2022, scheduled principal repayments on our credit facilities were as follows:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(1)	Net Book Value of Vessels Unencumbered(1)
2023	$128.2	$111.4	$239.6	3	$346.4
2024	111.9	—	111.9	—	—
2025	167.4	—	167.4	—	—
2026	54.9	396.0	450.9	—	—
2027	16.8	224.4	241.2	—	—
2028	8.8	—	8.8	—	—
2029	8.8	—	8.8	—	—
2030	4.4	—	4.4	2	166.0
2031	—	—	—	—	—
2032	—	—	—	—	—
Thereafter	—	—	—	48	2,984.7
Total	$501.2	$731.8	$1,233.0	53	$3,497.1
(1)APR Energy's debt matures in 2025 and 2026, and is secured by certain power generation assets.
Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered “failed-sales”. This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of December 31, 2022, the Company has 35 vessels financed under these sale-leaseback financing arrangements. As of December 31, 2022, these arrangements provided for borrowings of approximately $2.1 billion.
On a consolidated basis as of December 31, 2022, scheduled repayments on our other financing arrangements were as follows:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered (1)(2)
2023	$148.2	$—	$148.2	—	$—
2024	151.1	—	151.1	—	—
2025	147.2	—	147.2	—	—
2026	145.3	—	145.3	—	—
2027	146.6	—	146.6	—	—
2028	147.9	—	147.9	—	—
2029	141.6	27.0	168.6	2	183.5
2030	98.0	313.6	411.6	9	798.5
2031	69.6	151.5	221.1	4	354.2
2032	20.4	172.0	192.4	4	396.4
Thereafter	86.8	152.9	239.7	8	658.7
Total	$1,302.7	$817.0	$2,119.7	27	$2,391.3
(1)Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.
(2)Newbuilds that had not been delivered as at December 31, 2022, have not been included.

Notes
As of December 31, 2022, we had an aggregate of $2.5 billion outstanding under notes, $1.5 billion of which was unsecured, with the remaining $1.0 billion secured by assets held by our containership segment. We expect to continue to access the debt capital markets and issue additional series of notes similar to those described below, the proceeds of which may be used to repay other indebtedness, for capital expenditures, or for other general corporate purposes. The Company’s outstanding notes are summarized below.

7.125% 2027 Atlas Notes
As of December 31, 2022, we had $52.4 million outstanding under the Atlas Notes. The Atlas Notes were issued in May 2021 pursuant to the Exchange Transaction, and are callable at par plus accrued and unpaid interest, if any, at any time after May 2023. In the event of certain changes in withholding taxes, at our option, we may redeem the notes, in each case in whole, but not in part, at a redemption price equal to 100.0% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as defined in the Atlas Notes, which definition does not include the Merger), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
3.75% 2025 Exchangeable Notes
As of December 31, 2022, we had $201.3 million outstanding under our 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”). The Exchangeable Notes were issued in December 2020 by Seaspan, pursuant to the terms of an Indenture, dated as of December 21, 2020, by and among the Company, Seaspan and The Bank of New York Mellon, as amended (the “Exchangeable Notes Indenture”). The Exchangeable Notes are exchangeable at the holders’ option into an aggregate 15,474,817 common shares at an initial exchange price of $13.005 per share, the cash equivalent or a combination thereof, as elected by the Company, at any time on or after September 15, 2025, or earlier upon the occurrence of certain market price triggers, significant corporate events, or in response to early redemption elected by us. The holders may require us to redeem the notes upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Company may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of our common shares is at least 130.0% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100.0% of the principal amount, plus accrued and unpaid interest.
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
In connection with the Merger, the Company has agreed to take all actions required by, or reasonably requested by Poseidon pursuant to, the Exchangeable Notes Indenture and applicable law at or prior to consummation of the Merger. In connection with the Merger, the Company has also agreed to take all actions reasonably requested by Poseidon in connection with making elections under, amending, negotiating adjustments, obtaining waivers or unwinding or otherwise settling the Company’s Capped Call Confirmations (as defined in the Merger Agreement), and to provide certain notices to, and cooperate with, Poseidon, in connection with efforts to settle, terminate or amend the hedge obligations related to the Exchangeable Notes. In addition, the Company agreed not to take certain actions with respect to the Exchangeable Notes and Capped Call Confirmations without Poseidon’s prior written consent.
Sustainability-Linked NOK Bonds
As of December 31, 2022, we had an aggregate $500.0 million outstanding under our NOK Bonds. The NOK Bonds were issued in the Nordic bond market in February 2021 ($200.0 million) and April 2021 ($300.0 million), bear interest at 6.5% per annum, and mature in February 2024 and April 2026, respectively. Upon maturity, 100.0% of the principal balance is due, or 100.5% if certain sustainability-linked targets are not achieved, except in the event of certain eligible changes in tax law. As of December 31, 2022, the sustainability-linked targets had been achieved, which targeted capital expenditure for projects which mitigate carbon emissions, including LNG vessel technology. Upon the occurrence of a change of control or a delisting event (each as defined in the NOK Bonds), each holder of NOK Bonds will have the right to require the Company to purchase all or a portion of such holder’s NOK Bonds at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any. We are considering the method for financing any redemptions of the NOK Bonds that may occur after the closing of the Merger, which could require a consent from Poseidon in the case of the 2026 NOK Bonds. We currently expect that, if requested, we will obtain Poseidon’s consent to such financing.

Blue Transition 5.50% 2029 Notes
As of December 31, 2022, we had $750.0 million outstanding under our 5.5% 2029 Notes. The 5.5% 2029 Notes were issued in July 2021, bear interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022, and mature in 2029. The blue transition structure includes designated uses of proceeds for carbon mitigating projects, and were developed to align with the Company’s sustainability efforts.
Sustainability-Linked Senior Secured Notes
As of December 31, 2022, we had $1.0 billion outstanding under our Senior Secured Notes. In 2021, $500.0 million of the notes were issued pursuant to a U.S. private placement with life insurance companies and comprise four series. The Series A, Series C and Series D senior secured notes, totaling $450.0 million, were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B senior secured notes, totaling $50.0 million, were issued in August 2021, with an interest rate of 3.91%, and mature in 2031. The senior secured notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
In May 2022, Seaspan entered into a note purchase agreement to issue $500.0 million of sustainability-linked, senior secured notes in a U.S. private placement and comprise three series, each ranking pari passu with Seaspan’s existing and future portfolio vessel financing program. The Series A, Series B and Series C Senior Secured Notes were issued in August 2022, with interest rates ranging from 5.15% to 5.49% and maturities from September 2032 to September 2037. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
Operating Leases
As of December 31, 2022, there were 10 vessel operating lease arrangements. Under nine of the operating lease arrangements, the Company may purchase the vessels for a predetermined purchase price. As of December 31, 2022, there were total commitments, excluding purchase options, under vessel operating leases from 2022 to 2029 of approximately $571.9 million. As at December 31, 2022, these purchase option prices were $510.6 million in aggregate for the nine vessels, and if exercised, such purchases will complete between December 2024 and November 2026. If exercised, the term of the operating leases will shorten, and the amount paid by the Company under the operating leases (excluding the purchase option price) will be less than the total commitment outlined below.
At December 31, 2022, the commitment under operating leases relating to vessels was $571.9 million for 2023 to 2029, and for other leases it was $9.7 million for 2023 to 2031. Total commitments under these leases are as follows:

2023	$117.6
2024	115.9
2025	118.9
2026	117.2
2027	80.4
Thereafter	31.6
$581.6
Finance Leases
In January through August 2022, the Company exercised its options to purchase four 10,000 TEU vessels and each of the leases have been re-assessed as financing leases for the remainder of its term until the purchase is completed in January through September 2023 at the predetermined purchase price of $52.7 million per vessel, representing an aggregate of $210.8 million for the four vessels.
As at December 31, 2022, the total remaining commitments related to financial liabilities of the four vessels under finance leases were $225.1 million (December 31, 2021 - nil), including imputed interest of $2.9 million (December 31, 2021 - nil), repayable in 2023.

Capital Commitments
As of December 31, 2022, the Company had 58 newbuild vessels under construction (December 31, 2021 – 67 vessels). The Company had outstanding commitments for the remaining installment payments as follows:

2023	$2,438.1
2024	2,713.7
Total	$5,151.8
Inflation globally has seen increases through 2022, along with expectations that elevated inflation levels may persist in the near-term. This trend is positively correlated with profitability in our business sectors, as the cost of transport and power are major components of inflation, and the underlying demand for our business segments is closely linked to both global GDP growth and inflation. While we expect these factors to be a net positive for our business segments, we anticipate that market uncertainty surrounding quantitative tightening and interest rates intended to combat inflation may continue to cause volatility in the equity and credit markets near-term, impacting the pricing of our traded securities and potential new issuances, notwithstanding strong and stable underlying performance and asset values.
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
The Company’s credit, lease and other financing arrangements also contain certain financial covenants, including, among others, covenants requiring the relevant entities to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. Seaspan’s 2023 RCF and 5.5% 2029 Notes container incurrence-based covenants which may subject us to additional specified limitations, including limitations on dividend payments in excess of a specified amount, subject to a specified calculation which may increase or decrease over time. To the extent the Company is unable to satisfy the requirements under its credit facilities and lease and other financing arrangements, the Company may be unable to borrow additional funds under the facilities, and if it is not in compliance with specified financial ratios or other requirements under our credit, lease and other financing arrangements or our Notes, we may be in breach of the facilities and lease and other financing arrangements or our Notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit facilities, operating leases, other financing arrangements, or our Notes if we experience a change of control, and may also result in financial penalties. We were in compliance with these covenants as at December 31, 2022.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in millions of USD)	2022	2021
Net cash flows from operating activities	$856.3	$944.0
Net cash flows used in investing activities	(1,022.6)	(1,693.9)
Net cash flows from financing activities	130.5	734.2
Operating Cash Flows
Net cash flows from operating activities were $856.3 million for the year ended December 31, 2022, a decrease of $87.7 million compared to 2021. The decrease in net cash flows from operating activities for the year ended December 31, 2022, compared to the prior year, was primarily due to site demobilizations in our power generation segment and changes in operating assets and liabilities, offset by an increase in revenue.

For further discussion of changes in revenue and expenses, please read “Financial Results Summary.”
Investing Cash Flows
Net cash flows used in investing activities were $1,022.6 million for the year ended December 31, 2022, a decrease of $671.3 million compared to 2021. Decrease in cash used was primarily due to the decrease in expenditures related to installments on vessels under construction and an increase in proceeds from vessel sales in the year ended December 31, 2022, compared to the same period in 2021.
Financing Cash Flows
Net cash flows from financing activities were $130.5 million for the year ended December 31, 2022, compared to net cash flows from financing activities of $734.2 million in 2021. This represents a net decrease of $603.7 million in cash flows from financing activities for the year ended December 31, 2022, compared to 2021. Decrease was primarily due to proceeds received from long-term debt and other financing arrangements related to newbuild financing, offset by repayments and the proceeds received from the exercise of warrants.
Ongoing Capital Expenditures and Dividends
The average age of the vessels in our operating fleet is approximately eight years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the year ended December 31, 2022, we completed 14 dry-dockings, compared to 18 dry-dockings in 2021.
The average age of the turbines is nine years and the average age of our diesel generators is 11 years. Capital expenditures for these assets primarily relate to mobilization and decommissioning requirements included in substantially all lease contracts. During the year ended December 31, 2022, we mobilized and decommissioned three and three sites, respectively.
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

The following dividends were paid or accrued for the periods indicated:

	Year Ended December 31,
(in millions of USD, except per share amounts)	2022	2021

Dividends on common shares
Declared, per share	$0.50	$0.50
Paid in cash	119.3	124.6
Reinvested in common shares through our dividend reinvestment plan	0.3	0.3
	$119.6	$124.9
Dividends on preferred shares (paid in cash)
Series D	$10.1	$10.1
Series E	—	7.5
Series G	—	10.7
Series H	17.7	17.8
Series I	12.0	12.0
Series J	21.0	8.1
For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”
For 2022, dividends on our Series D, H, I and J preferred shares accrue at rates per annum of 7.95%, 7.875%, 8.00% and 7.0%, respectively. In addition, for 2021, dividends on our Series E and G and preferred shares accrue at rates per annum of 8.25% and 8.20%, respectively. On July 1, 2021, we redeemed all of our outstanding Series E and Series G preferred shares. Our Series J preferred shares were issued in June 2021.
C.Research and Development, Patents and Licenses
Not applicable.
D.Trend information
See Item 5 “Operating and Financial Review and Prospects” for information on the following trend information:
a.“Recent Developments in 2022 and 2023” for detail on recent material events;
b.“Market Conditions” for information on the containership leasing and power generation markets;
c.“Effects of COVID” for detail on how COVID is impacting our business;
d.“Impact of Recent Developments in Ukraine” for information on how this conflict may impact our business.
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for detail on our commitments with respect to contracted lease payment receipts as well as credit and other material obligations.
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
For the year ended December 31, 2022 and December 31, 2021, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded.
During 2022, Seaspan entered into agreements to sell a total of 11 vessels one of which completed in January 2023. Under current market conditions for our containership leasing segment, we intend to continue to hold and operate our core vessels. Although time charter rates have increased in 2021 through the first half of 2022, we expect that in the near future they will stabilize. Future time charter rates impact our average estimated daily time charter rate used in future impairment analyses and if this declines, this may result in estimated undiscounted future operating net cash flows being less than the carrying value of certain of our Panamax-size vessels or below and may require us to recognize non-cash impairment charges in the future equal to the excess of the impacted vessels’ carrying value over their fair value. The determination of the fair value of vessels will depend on various market factors and our reasonable assumptions at that time, including time charter rates, operating expenses, capital expenditures, inflation, fleet utilization, residual value, remaining useful life and discount rates. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.
The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2022. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind. Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment charge for any of the vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable. For those vessels that have carrying values in excess of their charter-free market values as of December 31, 2022, we have not identified any events or changes in circumstances indicating that the carrying amount may not be recoverable. Accordingly, we have not recorded an impairment charge related to those vessels as of December 31, 2022.

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2022 (in millions of USD)	Vessel Carrying Value at December 31, 2021 (in millions of USD)
CMA CGM Chile	15,000	2019	$121.3	$125.2
CMA CGM Mexico	15,000	2019	119.9	123.9
ONE Freedom	15,000	2022	122.3	—
YM Wish	14,000	2015	88.1	91.5
YM Wellhead	14,000	2015	87.9	91.3
YM Witness	14,000	2015	85.6	88.8
YM World	14,000	2015	82.9	86.1
YM Wondrous	14,000	2015	83.2	86.2
YM Wholesome	14,000	2015	83.3	86.2
YM Worth	14,000	2015	83.3	86.3
YM Welcome	14,000	2016	87.6	90.7
YM Wreath	14,000	2017	92.0	95.2
COSCO Glory(1)	13,100	2011	112.9	118.2
COSCO Pride(1)	13,100	2011	113.0	118.3
COSCO Development(1)	13,100	2011	114.2	119.5
COSCO Harmony(1)	13,100	2011	114.2	119.5
COSCO Excellence(1)	13,100	2012	118.2	123.5
COSCO Faith(1)	13,100	2012	119.0	124.3
COSCO Hope(1)	13,100	2012	117.7	122.9
COSCO Fortune(1)	13,100	2012	117.9	123.2
Madrid Express	13,000	2010	66.4	69.2
Paris Express	13,000	2011	67.0	69.4
Salvador Express	12,000	2018	83.1	85.9
Seaspan Harrier	12,000	2018	85.3	88.3
Seaspan Falcon	12,000	2018	85.4	88.3
Seaspan Raptor	12,000	2018	85.4	88.3
Seaspan Osprey	12,000	2018	84.1	87.1
ONE Parana	11,800	2022	93.3	—
ONE Magdalena	11,800	2022	94.0	—
ONE Orinoco	11,800	2022	94.4	—
ONE Amazon	11,800	2022	94.8	—
ZIM USA	11,800	2022	120.6	—
ZIM Canada	11,800	2022	121.0	—
APL Dublin	10,700	2012	56.3	58.6
APL Paris	10,700	2012	56.3	58.6
APL Southampton	10,700	2012	56.1	58.4
Seaspan Ganges	10,000	2014	76.6	79.7
Seaspan Yangtze	10,000	2014	77.0	80.0
Seaspan Zambezi	10,000	2014	77.5	80.6

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2022 (in millions of USD)	Vessel Carrying Value at December 31, 2021 (in millions of USD)
Maersk Guayaquil	10,000	2015	72.0	74.7
Seaspan Thames	10,000	2014	62.5	65.0
Seaspan Amazon	10,000	2014	62.5	65.0
Seaspan Hudson	10,000	2015	65.2	67.6
CMA CGM Tuticorin	10,000	2015	65.2	67.7
Seaspan Brilliance	10,000	2014	62.6	65.0
Seaspan Belief	10,000	2015	65.3	67.8
Seaspan Beauty	10,000	2015	65.2	67.7
Seaspan Bellwether	10,000	2015	66.0	68.5
Maersk Guatemala	10,000	2015	65.4	67.9
Maersk Gibraltar	10,000	2016	68.3	70.7
CMA CGM Mundra	10,000	2018	83.2	86.0
CMA CGM Mumbai	10,000	2018	82.8	85.6
CMA CGM Cochin	10,000	2018	72.8	75.3
CMA CGM Chennai	10,000	2018	72.7	75.1
CSCL Zeebrugge(1)	9,600	2007	61.4	64.8
CSCL Long Beach(1)	9,600	2007	62.8	66.2
Seaspan Adonis	9,600	2010	31.0	31.6
APL Mexico City	9,200	2013	56.8	59.0
APL New York	9,200	2013	56.2	58.5
APL Vancouver	9,200	2013	56.3	58.6
Seaspan Oceania	8,500	2004	38.9	38.7
CSCL Africa	8,500	2005	36.8	38.9
COSCO Japan(1)	8,500	2010	79.0	82.9
COSCO Korea(1)	8,500	2010	79.5	83.6
COSCO Philippines(1)	8,500	2010	79.2	82.7
COSCO Malaysia(1)	8,500	2010	80.2	84.1
COSCO Indonesia(1)	8,500	2010	80.6	84.5
COSCO Thailand(1)	8,500	2010	82.0	86.0
COSCO Prince Rupert(1)	8,500	2011	84.0	87.7
COSCO Vietnam(1)	8,500	2011	84.7	88.0
Gulf Bridge	8,500	2010	54.6	56.8
ZIM Charleston	8,500	2010	54.8	56.7
Seaspan Emerald(1)	5,100	2009	47.7	50.1
Altamira Express(1)	5,100	2009	48.4	51.0
Seaspan Emissary(1)	5,100	2009	53.3	50.7
Seaspan Empire(1)	5,100	2010	49.7	52.2
Seaspan Osaka(1)	4,500	2010	60.6	63.0
Seaspan Kyoto(1)	4,500	2011	61.3	64.8
Seaspan Kobe(1)	4,500	2011	61.0	64.1
Seaspan Chiba(1)	4,500	2011	63.8	67.4
Seaspan Tokyo(1)	4,500	2011	64.9	67.2
Seaspan Hamburg(1)	4,250	2001	15.8	17.4
Seaspan Chiwan	4,250	2001	—	17.4

Vessel Name	Vessel Class (TEU)	Year Built	Vessel Carrying Value at December 31, 2022 (in millions of USD)	Vessel Carrying Value at December 31, 2021 (in millions of USD)
Seaspan Ningbo	4,250	2002	—	18.5
Seaspan Dalian(1)(2)	4,250	2002	17.7	19.1
Seaspan Felixstowe(1)	4,250	2002	18.2	19.7
Seaspan Vancouver	4,250	2005	—	21.2
Seaspan New York	4,250	2005	20.2	21.4
Seaspan Melbourne	4,250	2005	—	26.9
CSCL Brisbane	4,250	2005	—	27.0
Seaspan New Delhi	4,250	2005	—	29.3
Seaspan Dubai	4,250	2006	—	29.4
Seaspan Jakarta	4,250	2006	—	29.9
Seaspan Saigon(1)	4,250	2006	28.4	30.1
Seaspan Lahore(1)	4,250	2006	29.3	31.1
Rio Grande Express(1)	4,250	2006	29.5	31.1
Seaspan Santos(1)	4,250	2006	29.3	31.5
Seaspan Rio de Janeiro(1)	4,250	2007	30.4	31.8
Seaspan Manila	4,250	2007	—	32.0
Seaspan Loncomilla	4,250	2009	19.2	20.0
Seaspan Lumaco	4,250	2009	18.8	19.5
Seaspan Lingue	4,250	2010	18.8	19.5
Seaspan Lebu	4,250	2010	—	19.1
COSCO Fuzhou	3,500	2007	14.9	15.2
COSCO Yingkou	3,500	2007	16.3	17.0
Maersk Nile(1)	2,500	2008	16.2	16.9
Maersk Nansha(1)	2,500	2008	16.1	16.9
CSCL Montevideo	2,500	2008	14.8	15.3
CSCL Lima	2,500	2008	14.9	15.5
Maersk Nadi	2,500	2008	15.5	16.2
Maersk Newark(1)	2,500	2008	15.5	16.0
Maersk New Delhi	2,500	2009	16.0	16.5
Maersk Ningbo(1)	2,500	2009	16.7	17.5
Seaspan Guayaquil	2,500	2010	16.5	17.2
Seaspan Calicanto	2,500	2010	17.1	17.8
Seaspan Loga	2,500	2006	8.1	8.4
Seaspan Hannover	2,500	2006	8.3	8.4
Total			$6,822.8	$6,580.3
(1)As at December 31, 2022, the vessel’s charter-free market value is lower than its carrying value. The aggregate carrying value of these vessels is $2.5 billion and the estimated charter-free market value is $1.7 billion. Although the charter-free market values are lower than the carrying values of these vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.
(2)At December 31, 2022, this vessel was classified as asset held for sale.
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
For the year ended December 31, 2022, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of these assets may not be recoverable and accordingly, no impairment was recorded.
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
Our goodwill comprising of $75.3 million from our January 2012 acquisition of Seaspan Management Services Limited (“SMSL”), allocated to the containership leasing segment, and was tested for impairment on November 30, 2022. We have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit, is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment.
On November 30, 2022, we performed a qualitative assessment to identify potential impairment. We evaluated factors that would impact the discounted cash flow, including the time charter rates, vessel utilization rates, ship operating expenses, operating life of our vessels, the inflation rate and our cost of capital and concluded that our goodwill was not impaired. The amount, if any, and timing of any goodwill impairment charges that we may recognize in the future will depend upon then current assumptions, which may differ materially from those used on November 30, 2022.
Derivative Instruments
Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap have been entered into to reduce our exposure to market risks from changing interest rates. We recognize the interest rate swap agreements on the balance sheet at their fair values.

The fair values of the interest rate swap agreements have been calculated by discounting the future cash flows of both the fixed rate and variable rate interest rate payments. The interest rate payments and discount rates were derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk related to the credit risk of the counterparties or our non-performance risk. The inputs used to determine the fair values of these agreements are readily observable. Accordingly, we have classified the fair value of the interest rate swap Level 2 in the fair value hierarchy as defined by U.S. GAAP. Changes in the fair value of our interest rate swaps are recorded in earnings.
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
Item 6.     Directors and Senior Management
A.Directors and Senior Management
Our directors and executive officers as of March 1, 2023, and their ages as of December 31, 2022, are listed below.

Name	Age	Position
David Sokol	66	Director and Chairman of the board of directors
Bing Chen	56	Director, President & Chief Executive Officer
Graham Talbot	58	Chief Financial Officer
Torsten Holst Pedersen	52	Chief Operating Officer
Peter Curtis	64	Chief Commercial Officer, Seaspan
Andrew E. Derksen	49	General Counsel and Corporate Secretary
Krista Yeung	42	Vice President, Accounting & Tax
Ben Church	52	Chief Executive Officer, APR Energy
Lawrence Chin	46	Director
John Hsu	59	Director
Nicholas Pitts-Tucker	71	Director
Lawrence Simkins	61	Director
Katie Wade	49	Director
Stephen Wallace	66	Director
David Sokol. David Sokol was appointed a director and chairman of the Company in November 2019 and served as a director and chairman of Seaspan from 2017 to 2020. Mr. Sokol is also chair of the executive committee and a member of the compensation and governance committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Fort Lauderdale, Florida and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol is a member of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 40 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David L. Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.
Bing Chen. Bing Chen was appointed as a director and President and Chief Executive Officer of the Company in November 2019, and as a director and President and Chief Executive Officer of Seaspan in January 2018. Through a career spanning over 25 years, Mr. Chen’s experiences comprise executive roles in Asia, Europe and North America. Before joining the Company and Seaspan, he served as Chief Executive Officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. As Director and General Manager for Trafigura Investment (China), Mr. Chen was responsible for the P&L of domestic and international commodities trading in the country. He led the buildup of the greater China investment banking practice at Houlihan Lokey, Inc. as Managing Director and Head of Asia financial advisory. Mr. Chen served as Chief Executive Officer and Chief Financial Officer at industrial leasing and aircraft chartering businesses across Europe. In North America, he worked as Director, Business Strategy at Deutsche Bank in New York. Mr. Chen is a Certified Public Accountant (inactive) and received a B.S. (Magna Cum Laude and Honors) in Accountancy from Bernard Baruch College and MBA (Honors) from Columbia Business School.
Graham Talbot. Graham Talbot is the Chief Financial Officer of the Company. and also serves as Chief Financial Officer of Seaspan. Mr. Talbot has worked in asset-intensive industries, primarily in the energy sector, for more than 30 years. He has held executive finance roles in Abu Dhabi Power Corporation and Maersk Energy based in Copenhagen. Prior to his time with Maersk, Mr. Talbot was Regional Finance Director for BG Group, in his native Australia, where his responsibilities included the $20 billion Queensland Curtis LNG project. Prior to this, he spent 23 years with Shell in senior international finance roles based in Guam, United Kingdom, Netherlands, Kazakhstan, U.A.E., and Australia. Throughout his career, Mr. Talbot has held a broad range of functional accountabilities including – Finance, Strategy, Trading, Procurement, Technology, Commercial and Business Integration/Separation. In addition, he has held numerous Board positions in various jurisdictions. Mr. Talbot holds an MBA from Melbourne Business School, is a Fellow of CPA Australia, a Fellow of the Governance Institute of Australia, a Fellow of the Energy Institute, and a Graduate Member of the Institute of Company Directors.
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
Krista Yeung. Krista Yeung was appointed as the Company’s Vice President, Accounting in October 2020 and prior to that was Vice President, Finance from March 2020. Ms. Yeung is a seasoned executive with over 15 years of experience. Prior to her current position, she has had various roles with Seaspan, including Corporate Controller. She graduated with a Bachelor of Commerce from the University of British Columbia. Ms. Yeung is a Chartered Professional Accountant (CPA, CA) and prior to joining Seaspan she articled at KPMG LLP.
Andrew E. Derksen. Andrew E. Derksen is the General Counsel and Corporate Secretary of the Company and also serves as the General Counsel of Seaspan. Mr. Derksen has over 15 years of leadership experience in senior business and legal executive roles in Japan, Europe and the U.S. Prior to joining the Company, Mr. Derksen was Chief Legal Officer and Board Secretary of Energy Technologies Holdings (Delaware) and Exide Technologies Group SAS, a private equity held battery manufacturing company with $1.7 billion in annual revenue, where Mr. Derksen was accountable for strategy/M&A, corporate governance, risk and legal management. Previously, Mr. Derksen was General Counsel at Faurecia Interior Systems (Euronext: EO), an automotive group, where Mr. Derksen oversaw legal and regulatory affairs for a 35,000 employee business group with 70 factories world-wide. In addition, Mr. Derksen has held several roles in the energy sector including with Hess Corp. (NYSE: HES) in Houston. Prior to his work as a business executive and leader, Mr. Derksen practiced law with Herbert Smith Freehills in Paris and Fasken in Toronto. Mr. Derksen is licensed to practice law in Ontario and England and Wales. He carried out business studies at ESCP (Paris), and holds a J.D. from Queen’s University in Kingston, Ontario. Mr. Derksen is based at the Executive Office in Hong Kong.
Peter Curtis. Peter Curtis was appointed as Chief Commercial Officer of Seaspan in June 2020 and is responsible for the commercial management of its owned and management vessels. Prior to this he served as Executive Vice President in July 2017 and as Chief Commercial and Technical Officer in March 2018, as well as Chief Operating Officer from February 2012 to February 2018 where he had responsibility for our ship building programs. From 2001 to 2012, Mr. Curtis was Vice President of Seaspan Ship Management Limited. Prior to joining Seaspan in 2001, he was based in Cyprus for two years with Columbia Ship Management as technical director. From 1991 to 1999, Mr. Curtis was with Safmarine, where he was responsible for the operations of a mixed fleet of containerships, handysize and capesize bulkcarriers and also oversaw a number of new building programs. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas, as well as other marine projects. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. In 1981, he obtained a B.Sc. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his B.Sc. in business from Stellenbosch University in South Africa.
Ben Church. Ben Church, as Chief Executive Officer of APR Energy Limited, leads the dynamic and innovative APR team in providing energy generation solutions that help ensure reliable power for consumers around the world. Benjamin has served in many leadership roles throughout his career, both in the energy sector as well as global engineering and consulting for the power industry, all with a focus on innovation, operational excellence, and growth strategy. He has held leadership positions at AES Infrastructure Advisors, ACWA Power, Burns & McDonnel and NextEra Energy.
Lawrence Chin. Lawrence Chin was appointed a director of Atlas in November 2019 and is a member of the Compensation and Governance Committee. Mr. Chin had served as a director and a member of the Compensation and Governance Committee of Seaspan since April 2018 to March 2020. Lawrence Chin has over 24 years of experience in global capital markets and currently serves as Chief Operating Officer of Hamblin Watsa Investment Counsel (“HWIC”). HWIC, a wholly-owned subsidiary of Fairfax Financial Holdings Limited, provides global investment management services to the insurance and reinsurance subsidiaries of Fairfax. Mr. Chin previously served as Senior Vice President at one of the largest investment management firms in Canada.
John Hsu. John Hsu was appointed a director of Atlas in November 2019 and is a member of the audit committee. Mr. Hsu has been a director of Seaspan since April 2008. For generations, Mr. Hsu’s family have owned and operated bulkers, tankers and specialized ships through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime Group. Currently, Mr. Hsu is a director of the family’s single family office, OSS Capital, a member of the Advisory and Investment Committee of Isola Capital Group (a multifamily office based in Hong Kong that manages direct investments in private equity), and also holds directorships in various private companies and NGOs. From 2003 to 2010, Mr. Hsu was a partner of Ajia Partners, a prominent privately-owned alternative asset investment firm. Since 1998, he’s been the chief investment officer of Matrix Global Investments, managing a portfolio of both private and public securities. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is also fluent in Japanese and Mandarin.
Nicholas Pitts-Tucker. Nicholas Pitts-Tucker was appointed as a director of the Company in November 2019 and serves as the chair of the audit committee. Mr. Pitts-Tucker served as a director of Seaspan from April 2010 to March 2020 and was chair of the audit committee since April 2015. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the Board as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. From 2010 to February 2021, Mr. Pitts- Tucker was a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton, UK’s No. 1 University for Social Enterprise. Mr. Pitts-Tucker has a Master of Arts degree from Christ Church, Oxford University and a Master of Business Administration from Cranfield University.
Lawrence Simkins. Larry Simkins was appointed as a director of the Company in November 2019 and served as a director of Seaspan from April 2017 to March 2020. Mr. Simkins is chair of the compensation and governance committee. Since 2001, Larry Simkins was President of The Washington Companies, an affiliate of Seaspan’s second largest shareholder until he retired in September 2022. As President and CEO, Mr. Simkins provided leadership and direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and selected public company investments employing over 6,000 people worldwide, generating nearly US $2 billion in annual revenue. Business is transacted in the sectors of rail transportation, marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr.

Simkins currently serves on the boards of Trustees of Gonzaga University and the Boy Scouts of America-Montana Council. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.
Katie Wade. Katie Wade was appointed a director of the Company effective September 2021, and is a member of the audit committee. Ms. Wade currently serves as the Chief Financial Officer of Lloyd’s managing agency AEGIS London, a specialist insurer offering specialist expertise and leadership to clients in more than 180 countries, across a broad range of business groups. Over her 25 year career in financial services, she previously held positions as the Chief Financial Officer for ERS, the specialist motor insurer and syndicate, Aspen Insurance UK Limited and Aspen Managing Agency Limited, and ACE Tempest Re, after having held various positions within the audit profession including with PwC. Ms. Wade is a Trustee of the Worshipful Company of Insurers Charitable Trust. Ms. Wade is a fellow of the Institute of Chartered Accountants of England and Wales and a Liveryman of the Worshipful Company of Insurers. Ms. Wade has a BSc in Business Studies from the University of Surrey and a Leading Strategy & Change certificate from Ashridge Business School.
Stephen Wallace. Stephen Wallace was appointed a director of the Company in November 2019 and is a member of the audit committee. Mr. Wallace served as a director of Seaspan from April 2018 to March 2020. Stephen Wallace has worked for over 30 years in global affairs and public administration. A Deputy Minister in Canada’s federal government until the end of 2017, he has worked extensively with emerging economies and large-scale enterprises, was responsible for core government operations at the Treasury Board, led civil reconstruction programs in some of the world’s major conflict zones, and was most recently the Secretary to the Governor General of Canada. He is a graduate of the Institute of Corporate Directors with an academic background in international trade and extensive experience in international negotiation. Mr. Wallace grew up in an Atlantic Coast naval family and is currently an advisor to government, corporations and academic institutions.
B.Compensation
Compensation of Directors and Officers
Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.
In 2022, each non-employee member of the Board, other than Mr. Sokol, received the following annual retainers and fees. Each non-employee director received an annual cash retainer of $75,000. The chair of the audit committee received an annual payment of $20,000 and each other member of the audit committee received an annual payment of $10,000 for their committee service, including attendance at regular quarterly committee meetings. The chair of the compensation and governance committee received an annual payment of $20,000 and each other member of the Compensation and Governance committee received an annual payment of $10,000 for their committee service, including attendance at regular quarterly committee meetings. Each audit committee member and each compensation and governance committee member also received a payment of $1,500 for each additional committee meeting (i.e., other than regularly scheduled quarterly meetings) attended during the calendar year. Additionally, non-employee directors, other than Mr. Sokol, who attended committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who were not members of such committee, also received a payment of $1,500 per meeting. All annual cash retainers and payments were paid in equal quarterly installments. In August 2022, the Board established a Special Committee consisting of independent directors of the Board (being Mr. Pitts-Tucker, Mr. Hsu, and Ms. Wade) to, among other things, review, evaluate and negotiate the Merger and alternatives thereto. Each member of the Special Committee received a cash retainer of $30,000 and monthly cash compensation of $30,000, to continue until the earlier of when the Special Committee is dissolved, the consummation of the Merger or the abandonment thereof.
All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, also received a payment of $1,500 per meeting.
Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for reasonable out-of-pocket expenses incurred while attending any meeting of our board of directors or any committee.
For services during the year ended December 31, 2022, Atlas directors and management (18 persons) received aggregate cash compensation of approximately $8.5 million. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude equity-based compensation paid to our directors and management as described below.

Employment Agreements with Senior Management
Mr. Bing Chen serves as President & Chief Executive Officer of Atlas Corp. and each of its portfolio companies pursuant to an executive employment agreement between Mr. Chen and Seaspan Corporation, initially entered into in October 2017 and most recently amended and restated in June 2020, with an effective date of January 1, 2021. Executive officers of the Company other than Mr. Chen, including Messrs. Talbot, Derksen, Pedersen and Curtis and Ms. Yeung, have employment arrangements with Seaspan Ship Management Limited (“SSML”), a wholly owned subsidiary of the Company. Mr. Ben Church has an employment arrangement with Falconbridge Services, LLC, a wholly owned subsidiary of the Company.
Equity Incentive Plan
The Company maintains equity incentive plans (the “Plan”), which are administered by the Board and under which officers, employees and directors of the Company and its subsidiaries may be granted Options, Restricted Shares, phantom share units and other stock-based awards as determined by the Board. In March 2022, the Atlas Corp Stock Incentive Plan was amended and restated to increase the number of Common Shares issuable under the plan from 10,000,000 to 20,000,000.
In January 2022, each of the Company’s non-employee directors, other than Mr. Sokol, was awarded 9,435 Restricted Shares, which vested on January 1, 2023.
On March 28, 2022, the Board granted an award of 4,000,000 Common Shares to Mr. Sokol, in consideration for his continued service as chairman of the Board until September 1, 2027. Under the terms of the grant agreement, if Mr. Sokol ceases to act as a director at any time between the date of grant and December 31, 2022, other than for reason of his death or disability, he will forfeit and must return all of the Common Shares to the Company. Thereafter until September 1, 2027, if Mr. Sokol ceases to act as a director of the Company due to his voluntary resignation or removal for cause, he must return a prorated number of the shares (1/56th of the full amount for each month remaining during the period between January 1, 2023 and September 1, 2027). The obligation to return the shares to the Company will not apply to any other removal of Mr. Sokol from the Board (including a removal without cause or a removal due to death or disability).
In 2022, the Company also granted an aggregate 230,062 restricted stock units (“RSUs”) to its executive officers. Some of the RSUs vested upon grant, and the remaining RSUs will vest on each of February 28, 2023 and February 28, 2024, subject, in each case, to the continued employment of the grantees.
On June 27, 2022, the Board granted an award of 1,500,000 Common Shares to Mr. Chen, in consideration of his personal performance and the performance of the Company. Under the terms of the grant agreement, if Mr. Chen voluntarily resigns or his employment is terminated by the Company for “cause” (as defined in the grant agreement) at any time between the date of grant and December 31, 2022, he will forfeit and must return all 1,500,000 Common Shares to the Company. Thereafter until December 31, 2027, if Mr. Chen voluntarily resigns or his employment is terminated by the Company for “cause” (as defined in the grant agreement), he must return a prorated number of shares (1/60th of the full amount for each month remaining during the period between January 1, 2023 and December 31, 2027).
SSML maintains a Cash and Equity Bonus Plan (“CEBP”) under which certain employees are eligible to receive awards comprised of 2/3 cash and 1/3 Common Shares under the Company’s incentive plans. The purpose of the CEBP is to align the interests of SSML’s management with the interests of the Company. In 2022, under the CEBP, SSML granted 6,412 RSUs to the Company’s executive officers in the aggregate with respect to the equity portion of the award.
In June 2020, the Company established the Atlas Corp. Equity Bonus Plan (“EBP”) under which employees of Atlas and its subsidiaries who do not participate in the CEBP may receive equity bonus awards. Like the CEBP, the purpose of the EBP is to align the interests of Atlas personnel with the interests of Atlas. In 2022, under the EBP, 10,716 RSUs were granted to the Company’s executive officers in the aggregate with respect to the equity portion of the award.
At the effective time of the Merger (the “Effective Time”), each RSU and each phantom share unit granted under the Company’s incentive plans, if vested and outstanding as of the Effective Time, will convert into the right to receive, on or within five calendar days after the closing of the Merger, a cash payment, without interest, in an amount equal to (x) the Merger Consideration plus (y) the value of any dividend- equivalent right payments accrued but not yet paid with respect to such RSU or phantom share unit as of the Effective Time.
If any RSU is not vested as of the Effective Time, then at the Effective Time, such RSU will convert into the right to receive (subject to any applicable withholding), at the time at which such RSU would have been settled in common shares by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend-equivalent right payments accrued but not yet paid with respect to such RSU as of the Effective Time.

At the Effective Time, each outstanding Option will automatically be canceled and converted into (i), if vested, a cash amount (subject to any applicable withholding) equal to the amount by which the Merger Consideration exceeds the exercise price per common share of such Option, to be paid on or within five calendar days after the closing of the Merger, or (ii) if not vested, the right to receive (subject to any applicable withholding), at the time at which such Option would have become vested by its terms (as in effect immediately prior to the Effective Time), a cash amount equal to the amount by which the Merger Consideration exceeds the exercise price per common share of such Option.
At the Effective Time, each common share of the Company granted under the Company’s incentive plans that remains subject to one or more unsatisfied vesting or vesting-equivalent forfeiture or repurchase conditions, other than any Rollover Equity (as defined in the Merger Agreement), will automatically be canceled and converted into a right to receive (subject to any applicable withholding), at the time at which such share would have vested by its terms (as in effect immediately prior to the Effective Time), a cash payment, without interest, in an amount equal to (x) the Merger Consideration, plus (y) the value of any dividend- equivalent right payments accrued but not yet paid with respect to such share as of the Effective Time.
C.Board Practices
General
As of March 1, 2023, the board of directors consisted of eight members. Each member of our board is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.
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
Committees
The board of directors currently has two committees, including an audit committee and a compensation and governance committee. The membership of the audit committee and compensation and governance committee during 2022 and the function of each of the committees are described below. Each of the committees operates under a written charter adopted by the board, which are available under “Corporate Governance” in the Investor Relations section of our website at www.atlascorporation.com.
During the year ended December 31, 2022, the board of directors held eight meetings, the audit committee held four meetings, and the compensation and governance committee held five meetings.
The audit committee of the board is composed entirely of directors who currently satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. During the year ended 2022, the audit committee members were Nicholas Pitts-Tucker (chair), John Hsu, Stephen Wallace and Katie Wade (who became a member of the audit committee in February 2022). All current members of the committee are financially literate, and our board of directors has determined that Mr. Pitts-Tucker qualifies as an audit committee financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) potential conflicts and related party transactions.
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

The special committee of the board is composed entirely of directors who currently satisfy applicable New York Stock Exchange (“NYSE”) and SEC audit committee independence standards. During 2022, the special committee members were Nicholas Pitts-Tucker (chair), John Hsu, and Katie Wade.
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
D.Employees
As of December 31, 2022, we employed approximately 6,200 employees (2021 – 6,200, 2020 – 5,300) on a consolidated basis. Seaspan had approximately 5,600 seagoing staff (2021 – 5,600, 2020 – 4,800) serve on the vessels that we manage and approximately 300 staff (2021 – 300, 2020 – 300) serve on shore in technical, commercial and administrative roles in Canada, Hong Kong and India. APR Energy had approximately 100 employees serving at the various plant sites and approximately 100 staff serve in technical, commercial and administrative roles in various locations including the US and Singapore.
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
E.Share Ownership
The following table sets forth certain information regarding the beneficial ownership of our common shares by:
•each of our current directors;
•each of our current executive officers; and
•all our current directors and current executive officers as a group.

The information presented in the table is based on information filed with the SEC and on information provided to us on or before March 1, 2023.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
David Sokol	7,000,000	2.4%
Bing Chen(3)	4,091,316	1.4%
Graham Talbot	*	*
Torsten Holst Pedersen	*	*
Krista Yeung	*	*
Andrew E. Derksen	*	*
Peter Curtis	*	*
Ben Church	*	*
Lawrence Chin(2)	*	*
John Hsu	*	*
Nicholas Pitts-Tucker(2)	*	*
Lawrence Simkins(2)	*	*
Katie Wade	*	*
Stephen Wallace	*	*
All directors, executive officers, senior management and key employees as a group (14 persons)(3)	12,014,176	4.2%
_________________________
(1)Percentages are based on 287,771,650 common shares that were issued and outstanding on March 1, 2023.
(2)The number of common shares shown for Lawrence Chin, Nicholas Pitts-Tucker and Lawrence R. Simkins includes shares beneficially or directly owned by them as well as by certain members of their respective families. This information was provided to us by Messrs. Chin, Pitts-Tucker and Simkins on or before February 24, 2022.
(3)Includes an aggregate 1,100,000 common shares issuable upon the exercise of vested stock options granted to Bing Chen in January 2018 and June 2020. Please see note 21 to our consolidated financial statements included in this Annual Report for a description of these awards.
*Less than 1%.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our common shares by each person known by us to be a beneficial owner of more than 5% of the common shares. The information provided in the table is based on information filed with the SEC and on information provided to us on or about March 1, 2023.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Fairfax Financial Holdings Limited(2)	130,849,212	45.5%
Dennis R. Washington(3)	63,583,730	22.1%
Copper Lion, Inc.(4)	14,007,238	4.9%
_________________________
(1)Percentages are based on the 287,771,650 common shares that were issued and outstanding on March 1, 2023.
(2)The number of common shares shown for Fairfax Financial Holdings Limited consists of 130,849,212 common shares. This information is based on SEC filings and information provided by Fairfax and certain of its affiliates on or before February 17, 2023. The information lists other affiliated individuals and entities that beneficially own all or a portion of the 130,849,212 common shares beneficially owned by Fairfax. As well, the information reports an additional 678,021 common shares are beneficially owned by V. Prem Watsa (the chairman and chief executive officer of Fairfax) and The Second 810 Holdco Ltd., and 231,922 common shares are beneficially owned by The Sixty Three Foundation, a registered Canadian charitable foundation to which Fairfax contributes to fund charitable donation.

(3)The number of common shares shown for Dennis R. Washington includes shares beneficially owned by Deep Water Holdings, LLC, Washington Investments, LLC and The Roy Dennis Washington Revocable Living Trust u/a/d November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about February 17, 2023.
(4)The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, The Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle Roy Washington 2014 Trust, for which trusts Copper Lion, Inc. serves as trustee. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or before February 17, 2023. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our second largest shareholder.
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
On April 30, 2021 and June 11, 2021, concurrently with the execution of Amendment No. 3 to the APR acquisition agreement and the Fairfax Notes Exchange, respectively, the Corporation and certain affiliates of Fairfax entered into warrant agreements pursuant to which the Corporation issued warrants to purchase 5,000,000 common shares at an exercise price of $13.00 and 1,000,000 common shares at an exercise price of $13.71, respectively. All 6,000,000 warrants were exercised in January 2023. For more information, see “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments in 2022 and 2023 — Fairfax Warrant Exercise.”
Fairfax has disclosed that, on August 23, 2021, Fairfax completed its previously announced transaction with CVC Strategic Opportunities Fund II (“CVC”) to sell all of its interests in RiverStone Europe to CVC. Certain subsidiaries of RiverStone Europe are record owners of 9,018,474 common shares (the “RiverStone Shares”) as well as warrants exercisable for 40,000 common shares. Fairfax discloses that Fairfax and its affiliates remain the continuous beneficial owners of the RiverStone Shares, and retain pecuniary interest in the RiverStone Shares. Fairfax retains full operational control and direction over the RiverStone Shares, including having sole control over all voting and related matters involving the RiverStone Shares, other than where the exercise of such right could reasonably be expected, in the opinion of the current holders of the RiverStone Shares, to result in liability, regulatory breach or material reputational damage.
Our major holders of common shares do not have different voting rights than other holders of our common shareholders.
As of March 1, 2023, a total of 61,133,320 of our common shares were held by 34 holders of record in the United States.
Except with respect to the transactions contemplated by the Merger Agreement, including the Merger, we are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control.
B.Related Party Transactions
From time to time, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included the sale and purchase of our common and preferred shares, Seaspan’s private placements with affiliates of Fairfax Financial Holdings Limited (the transactions by which they became a related party) (see “Issuance of Securities to Fairfax” below), our acquisition of APR Energy, the Merger and other matters. We may enter into related party transactions from time to time in the future. Our board has an audit committee, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.
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
Issuances of Securities to Fairfax
Since 2018, we have completed a number of private placements and other transactions with Fairfax involving the issuance of an aggregate $600.0 million aggregate principal amount of Fairfax Notes, all of which Fairfax Notes have since been exchanged and then cancelled in connection with the Fairfax Notes Exchange or redeemed, and an aggregate 107,923,078 warrants exercisable for an equivalent number of common shares, all of which were exercised by January 2023. Our chairman, David Sokol, serves on a charitable board with Prem Watsa, the chairman and chief executive officer of Fairfax Financial Holdings Limited. Fairfax became a related party as a result of private placements completed in 2018 and 2019.
Registration Rights Agreements
In connection with Seaspan’s initial public offering, 2009 issuance of Series A preferred shares, acquisition of Greater China Intermodal Investments LLC, acquisition of SMSL in 2012, the August 2017 private placement of common stock to David Sokol, the Fairfax private placements and the Fairfax Notes Exchange, we (including Seaspan as predecessor) entered into one or more registration rights agreements pursuant to which it agreed to file, subject to the terms and conditions of the applicable registration rights agreements, registration statements under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Atlas assumed the obligations of Seaspan under these registration rights agreements upon the completion of the Reorganization. Shareholders of Atlas entitled to such registration rights include, among others, entities affiliated with Dennis R. Washington, his son Kyle R. Washington, a former member our board, David Sokol, chairman of our board, and Fairfax. The registration rights agreements give the counterparties piggyback registration rights allowing them to participate in certain offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.
Sale of Vessels to ZE JV
In 2022, we completed the sale of four 4,250 TEU vessels to wholly-owned subsidiaries of the ZE JV, of which we are a 50% owner. We continue to manage the ship operations of the vessels.
Poseidon Acquisition of Atlas
For additional information, please read “Item 4. Information on the Company—B. Business Overview—Poseidon Acquisition of Atlas”.
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
•the amount of dividends that Seaspan and APR Energy may distribute to Atlas Corp. is limited by restrictions under Seaspan’s and APR Energy’s existing credit and lease facilities, the Notes, and Seaspan’s and APR Energy’s future indebtedness which could contain covenants that are even more restrictive; Seaspan's 2023 RCF and 5.5% 2029 Notes contain incurrence-based covenants which may subject us to additional specified limitations, including limitations on dividend payments;
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
(ccc) First Supplemental Indenture, dated May 17, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.35 to Atlas Corp.’s Form 20-F, furnished to the SEC on March 24, 2022.
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
(nnn) Note Purchase Agreement, dated as of May 17, 2022, among Seaspan Holdco III Ltd., Seaspan Corporation, a group of institutional investors, Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, previously filed as Exhibit 10.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on August 12, 2022.
(ooo) First Amended and Restated Credit Agreement, dated as of June 29, 2022, by and among APR Energy, LLC, as US Borrower, APR Energy Holdings Limited, as UK Borrower, Citibank, N.A., as Administrative Agent, Citibank, N.A., as Sole Structuring Agent, Citibank N.A., Export Development Canada, Bank of Montreal, Chicago Branch and Toronto-Dominion Bank, as Mandated Lead Arrangers, and the several lenders from time to time party thereto, previously filed as Exhibit 10.2 to Atlas Corp.’s Form 6-K, furnished to the SEC on August 12, 2022.
(ppp) First Amended and Restated Intercreditor and Proceeds Agreement, dated as of June 29, 2022, by and among APR Energy, LLC, as US Borrower, APR Energy Holdings Limited, as UK Borrower, certain affiliates of APR Energy, LLC from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent, previously filed as Exhibit 10.3 to Atlas Corp.’s Form 6-K, furnished to the SEC on August 12, 2022.
(qqq) First Amended and Restated APR Guaranty, dated June 29, 2022, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, previously filed as Exhibit 10.4 to Atlas Corp.’s Form 6-K, furnished to the SEC on August 12, 2022.
(rrr) Agreement and Plan of Merger, dated as of October 31, 2022, by and among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc., previously filed as Exhibit (d)(1) to Atlas Corp.'s Schedule 13E-3/A furnished to the SEC on January 9, 2023.
(sss) Second Amended and Restated Credit Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Credit Agreement dated as of May 19, 2021, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, filed herewith.
(ttt) Second Amended and Restated Credit Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Credit Agreement dated as of May 19, 2021, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, filed herewith.
(uuu) Second Amended and Restated Intercreditor and Proceeds Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Intercreditor and Proceeds Agreement dated as of May 19, 2021, among Seaspan Holdco III Ltd., Seaspan Corporation, certain subsidiaries of Seaspan Holdco III Ltd. from time to time party thereto, as subsidiary guarantors, the other secured parties from time to time party thereto, UMB Bank, National Association, as security trustee, and Citibank, N.A., as administrative agent, filed herewith.

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
Consequences of CFC Classification
If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of our shares by vote or value) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. We believe that we and our non-U.S. corporate subsidiaries will be treated as CFCs in 2022 as a result of the total direct, indirect, and constructive ownership of us by 10% CFC Shareholders. It is unclear whether we would be treated as a CFC in future years.
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
U.S. Return Disclosure Requirements for U.S. Individual Holders
Generally, U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our shares.
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

I.Subsidiary Information
Not applicable.
J.Annual Report to Securities Holders
Not applicable.
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
Interest Rate Risk
As of December 31, 2022, our variable-rate credit facilities totaled $1.2 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.3 billion. These interest rate swaps have a fair value of $105.5 million in our favor.
The tables below provide information about our financial instruments at December 31, 2022 that are sensitive to changes in interest rates. Please see note 13 – “Long term debt”, note 14 – “Operating lease liabilities”, note 15 – “Finance lease liabilities” and note 16 – “Other financing arrangements” to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In Millions of USD	2023	2024	2025	2026	2027	Thereafter	Total
Credit facilities(1)	$225.2	$111.9	$167.4	$450.9	$241.3	$21.9	$1,218.6
Vessel Operating Leases(2)	113.8	113.5	117.6	116.8	80.0	30.2	571.9
Vessel Finance Leases(3)	222.2	—	—	—	—	—	222.2
Sale-Leaseback Facilities(4)	148.2	151.1	147.2	145.3	146.6	1,381.3	2,119.7
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
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
As of December 31, 2022, we had the following interest rate swaps outstanding:

Fixed per annum rate swapped for benchmark rate	Notional Amount as of December 31, 2022 (in millions of US dollars)	Maximum Notional Amount(1) (in millions of US dollars)	Effective Date	Ending Date
1.9250%	$500.0	$500.0	January 31, 2022	February 02, 2032
5.4200%	234.9	234.9	September 6, 2007	May 31, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
1.6850%	100.0	100.0	November 14, 2019	May 15, 2024
0.6300%	84.0	84.0	January 21, 2021	October 14, 2026
0.6600%	84.0	84.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	24.3	24.3	February 4, 2020	December 30, 2025
	1,307.2	1,307.2
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of December 31, 2022, these financial instruments are in our favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of December 31, 2022. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.
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
Based on the foregoing, the chief executive officer and chief financial officer of Atlas have concluded that, as of December 31, 2022, the end of the period covered by this Annual Report, Atlas’s disclosure controls and procedures were effective.
Management’s Report on Internal Control Over Financial Reporting
The management of Atlas is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting refers to a process designed by, or under the supervision of, the chief executive officer and chief financial officer of Atlas and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
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
Management evaluated the effectiveness of Atlas’s internal control over financial reporting as of December 31, 2022 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.
Based on the foregoing, management has concluded that Atlas’s internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of Atlas’s internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, the independent registered public accounting firm that audited Atlas’s December 31, 2022 consolidated annual financial statements, as stated in their report which is included in this Annual Report on Form 20-F.
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
There was no change to Atlas’s internal control over financial reporting that occurred during the last fiscal year that has materially affected, or is reasonably likely to materially affect, Atlas’s internal control over financial reporting.
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The board of directors has determined that Nicholas Pitts-Tucker qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B.    Code of Ethics
We have adopted a Standards of Business Conduct and Ethics for all employees and directors. This document is available under “Corporate Governance” in the Investor Relations section of our website (www.atlascorporation.com). We also intend to disclose any waivers to or amendments of our Standards of Business Conduct and Ethics for the benefit of our directors and executive officers on our website. We will provide a hard copy of our Standards of Business Conduct and Ethics free of charge upon written request of a shareholder. Please contact our Chief Financial Officer for any such request at 23 Berkeley Square, London, Fax Line: +44 843 320 5270.
Item 16C.    Principal Accountant Fees and Services
Our principal accountant for 2022 was KPMG LLP, Chartered Professional Accountants, Vancouver, BC, Canada, Auditor Firm ID:85.
In 2022 and 2021, the fees billed and accrued to us by the accountants for services rendered were as follows:

(in millions of USD)	2022	2021
Audit Fees	$3.5	$3.3
Tax Fees	1.6	1.3
	$5.1	$4.6
Audit Fees
Audit fees for 2022 include fees related to our annual audits for Atlas and certain wholly owned subsidiaries, quarterly reviews for Atlas and Seaspan Corporation, and accounting consultations. The 2022 fees also include audit related fees for limited assurance reports related to our sustainability linked financings.
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
Tax Fees
Tax fees for 2022 and 2021 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2022 and 2021.

In fiscal 2022, the Company’s Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of the Company's subsidiaries the fees for which represented less than 5% of total audit-related fees for fiscal 2022.
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

2.2
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, incorporated herein by reference to Exhibit 2.2 to Atlas Corp.'s Form 20-F (File 333-229312), filed with the SEC on March 24, 2021.

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

Exhibit Number	Description

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

Exhibit Number	Description

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

4.28
Agreement and Amendment No. 2 to Acquisition Agreement, dated June 30, 2020, by and among Apple Bidco Limited, Atlas Corp., each shareholder listed on the signature pages thereto, and Fairfax Financial Holdings Limited, in its capacity as the Seller Representative (incorporated herein by reference to Exhibit 10.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on August 13, 2020).

4.29
Indenture, dated as of December 21, 2020, by and among Atlas Corp., Seaspan Corporation and The Bank of New York Mellon, as Trustee (including form of 3.75% Exchangeable Senior Notes due 2025) (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on December 23, 2020).

Exhibit Number	Description

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

4.35
First Supplemental Indenture, dated May 17, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee, incorporated herein by reference to Exhibit 4.35 to Atlas Corp.’s Form 20-F (File 333-229312), filed with the SEC on March 24, 2021.

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

Exhibit Number	Description

4.45
Note Purchase Agreement, dated as of May 17, 2022, among Seaspan Holdco III Ltd., Seaspan Corporation, a group of institutional investors, Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator (incorporated herein by reference to Exhibit 10.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on August 12, 2022).

4.46
First Amended and Restated Credit Agreement, dated as of June 29, 2022, by and among APR Energy, LLC, as US Borrower, APR Energy Holdings Limited, as UK Borrower, Citibank, N.A., as Administrative Agent, Citibank, N.A., as Sole Structuring Agent, Citibank N.A., Export Development Canada, Bank of Montreal, Chicago Branch and Toronto-Dominion Bank, as Mandated Lead Arrangers, and the several lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.2 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on August 12, 2022).

4.47
First Amended and Restated Intercreditor and Proceeds Agreement, dated as of June 29, 2022, by and among APR Energy, LLC, as US Borrower, APR Energy Holdings Limited, as UK Borrower, certain affiliates of APR Energy, LLC from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.3 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on August 12, 2022).

4.48
First Amended and Restated APR Guaranty, dated June 29, 2022, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee (incorporated herein by reference to Exhibit 10.4 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on August 12, 2022).

4.49
Agreement and Plan of Merger, dated as of October 31, 2022, by and among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc. (incorporated herein by reference to Exhibit (d)(1) to Atlas Corp.'s Schedule 13E-3/A (File No. 005-91452), furnished to the SEC on January 9, 2023).

4.50*
Second Amended and Restated Credit Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Credit Agreement dated as of May 19, 2021, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator.

4.51*
Second Amended and Restated Credit Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Credit Agreement dated as of May 19, 2021, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator.

4.52*
Second Amended and Restated Intercreditor and Proceeds Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Intercreditor and Proceeds Agreement dated as of May  19, 2021, among Seaspan Holdco III Ltd., Seaspan Corporation, certain subsidiaries of Seaspan Holdco III Ltd. from time to time party thereto, as subsidiary guarantors, the other secured parties from time to time party thereto, UMB Bank, National Association, as security trustee, and Citibank, N.A., as administrative agent.

8.1*	Subsidiaries of Atlas Corp.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Atlas Corp.’s Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Atlas Corp.’s Chief Financial Officer.

13.1**	Atlas Corp. Certification of Bing Chen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Atlas Corp. Certification of Graham Talbot, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP, relating to the Company Financial Statements

Exhibit Number	Description

101
The following financial information from Atlas Corp.’s Report on Form 20-F for the year ended December 31, 2022, formatted in Extensible Business Reporting Language (XBRL):
(a)Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021;
(b)Consolidated Statements of Operations for each of the years in the three-year period ended December 31, 2022;
(c)Consolidated Statements of Shareholder’s Equity for each of the years in the two-year ended December 31, 2022;
(d)Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2022;
(e)Notes to the Consolidated Financial Statements

_______________________________________
*Filed herewith
**    Furnished herewith

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Atlas Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Atlas Corp. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cumulative redeemable preferred shares, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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
Assessment of indicators of impairment for vessels

As discussed in Note 2(f) to the consolidated financial statements, property, plant and equipment that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values. The Company did not identify any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable for the year ended December 31, 2022. As discussed in Note 8 and Note 10, the total carrying value of the Company’s vessels, including right-of-use vessels, was $7,543.8 million as of December 31, 2022.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s impairment indicator assessment process. This included controls related to the identification and evaluation of indicators of impairment and underlying significant assumptions. We evaluated significant assumptions used in the Company’s evaluation by comparing current charter rates to existing customer contracts and estimates of future charter rates to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s anticipated future utilization rates and operating costs assumptions by comparing to the Company’s historical utilization rates and operating costs including impacts of inflation. For utilization rates, we also compared anticipated supply and demand conditions that would impact utilization to third party industry publications. We evaluated the Company’s assessment of current market values of vessels by comparing to recent vessel purchases and third-party industry publications.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2000.
Vancouver, Canada
March 15, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Atlas Corp.:

Opinion on Internal Control Over Financial Reporting

We have audited Atlas Corp.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cumulative redeemable preferred shares, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 15, 2023 expressed an unqualified opinion on those consolidated financial statements.

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
/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
March 15, 2023

ATLAS CORP. Consolidated Balance Sheets (Expressed in millions of United States dollars, except number of shares and par value amounts) December 31, 2022 and 2021

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$280.0	$288.6
Accounts receivable	98.6	56.2
Inventories	50.0	46.4
Prepaid expenses and other	44.4	35.7
Asset held for sale (note 8)	19.4	—
Net investment in lease (note 7)	21.0	16.8
Acquisition related assets	79.8	104.0
	593.2	547.7

Property, plant and equipment (note 8)	7,156.9	6,952.2
Vessels under construction (note 9)	1,422.5	1,095.6
Right-of-use assets (note 10)	746.7	724.9
Net investment in lease (note 7)	887.4	741.5
Goodwill (note 11)	75.3	75.3
Deferred tax assets (note 18)	0.5	1.9
Derivative instruments (note 24(c))	107.1	6.1
Other assets (note 12)	312.8	424.4
	$11,302.4	$10,569.6
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 22)	$204.3	$183.4
Deferred revenue	25.2	46.6
Income tax payable	72.3	96.9
Long-term debt - current (note 13)	238.4	551.0
Operating lease liabilities - current (note 14)	115.3	155.1
Finance lease liabilities - current (note 15)	222.2	—
Other financing arrangements - current (note 16)	147.5	100.5
Other liabilities - current (note 17)	13.3	42.0
	1,038.5	1,175.5

Long-term debt (note 13)	3,453.4	3,731.8
Operating lease liabilities (note 14)	391.7	562.3
Other financing arrangements (note 16)	1,940.3	1,239.3
Derivative instruments (note 24(c))	1.5	28.5
Other liabilities (note 17)	51.2	17.7
Total liabilities	6,876.6	6,755.1

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2021 – 12,000,000) (note 19 (e))	296.9	296.9

Shareholders’ equity:
Share capital (note 19):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2021 – 150,000,000); 20,118,833 shares issued and outstanding (2021 – 20,118,833)
Common shares; $0.01 par value; 400,000,000 shares authorized (2021 - 400,000,000); 281,565,472 shares issued and outstanding (2021 - 247,024,699); 727,351 shares held in treasury (2021 – 727,351)	2.8	2.4
Additional paid in capital	3,724.2	3,526.8
Retained earnings	420.0	7.5
Accumulated other comprehensive loss	(18.1)	(19.1)
	4,128.9	3,517.6
	$11,302.4	$10,569.6
Commitments and contingencies (note 23)
Subsequent events (note 25)
See accompanying notes to consolidated financial statements.

ATLAS CORP. Consolidated Statements of Operations (Expressed in millions of United States dollars, except per share amounts) Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Revenue (note 5)	$1,697.4	$1,646.6	$1,421.1
Operating expenses:
Operating expenses	353.4	351.0	303.7
Depreciation and amortization	379.1	366.7	353.9
General and administrative	108.1	79.2	36.3
Indemnity claim under acquisition agreement	(21.3)	(42.4)	—
Operating leases (note 14)	123.0	146.3	150.5
Goodwill impairment (note 11)	—	—	117.9
Loss (Gain) on sale (note 8)	3.7	(16.4)	0.2
	946.0	884.4	962.5
Operating earnings	751.4	762.2	458.6
Other expenses (income):
Interest expense	235.4	197.1	191.6
Interest income	(6.5)	(3.1)	(5.0)
Loss on debt extinguishment (note 13(e))	9.4	127.0	—
Gain on equity investment	(0.3)	—	—
(Gain) Loss on derivative instruments (note 24(c))	(120.6)	(14.1)	35.5
Other expenses	9.3	21.8	27.3
	126.7	328.7	249.4
Net earnings before income tax	624.7	433.5	209.2
Income tax expense (note 18)	2.4	33.0	16.6
Net earnings	$622.3	$400.5	$192.6
Earnings per share (note 20):
Common share, basic	$2.10	$1.36	$0.52
Common share, diluted	$1.96	$1.26	$0.50

See accompanying notes to consolidated financial statements.

ATLAS CORP. Consolidated Statements of Comprehensive Income (Expressed in millions of United States dollars) Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Net earnings	$622.3	$400.5	$192.6
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 24(c))	1.0	1.2	1.3
Comprehensive income	$623.3	$401.7	$193.9

See accompanying notes to consolidated financial statements.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2022, 2021 and 2020

	Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance, December 31, 2019, carried forward	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change (note 2(u))	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	1.8	0.3	3,452.9	(203.0)	(21.6)	3,230.4
Net earnings	—	—	—	—	—	192.6	—	192.6
Other comprehensive income	—	—	—	—	—	—	1.3	1.3
Common shares issued on acquisition (note 3)	29,891,266	—	0.2	—	316.6	—	—	316.8
Unissued acquisition related equity consideration (note 3)	—	—	—	—	80.8	—	—	80.8
Cancellation of unissued acquisition related equity consideration (note 3)	—	—	—	—	(1.3)	—	—	(1.3)
Issuance of common shares from unissued acquisition related equity consideration (note 3)	318,637	—	—	—	—	—	—	—
Return of common shares to unissued acquisition related equity consideration (note 3)	(727,351)	—	—	—	—	—	—	—
Cancellation of common shares issued on acquisition (note 3)	(1,122,290)	—	—	—	(12.5)	—	—	(12.5)
Common shares issued on loan settlement	775,139	—	0.1	—	8.2	—	—	8.3
Dividends on Class A common shares ($0.50 per share)	—	—	—	—	—	(120.7)	—	(120.7)
Dividends on preferred shares (Series D - $2.00 per share; Series E - $2.06 per share; Series G - $2.05 per share; Series H - $1.97 per share; Series I - $2.00 per share)	—	—	—	—	—	(67.1)	—	(67.1)
Shares issued through dividend reinvestment program	30,007	—	—	—	0.3	(0.3)	—	—
Share-based compensation expense (note 21)	1,398,553	—	—	—	7.1	(0.7)	—	6.4
Treasury shares	37,778	—	—	—	—	—	—	—
Equity component on issuance of Exchangeable Notes, net of issuance costs (note 13(f))	—	—	—	—	6.1	—	—	6.1
Premium paid on capped call (note 13(f))	—	—	—	—	(15.5)	—	—	(15.5)
Balance, December 31, 2020	246,277,338	33,335,570	$2.1	$0.3	$3,842.7	$(199.2)	$(20.3)	$3,625.6

See accompanying notes to consolidated financial statements.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (Continued)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2022, 2021 and 2020

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings / (Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2020 carried forward	—	$—	246,277,338	33,335,570	$2.1	$0.3	$3,842.7	$(199.2)	$(20.3)	$3,625.6
Net earnings	—	—	—	—	—	—	—	400.5	—	400.5
Other comprehensive income	—	—	—	—	—	—	—	—	1.2	1.2
Issuance of common shares from unissued acquisition related equity consideration (note 3)	—	—	350,138	—	—	—	—	—	—	—
Series J preferred shares issued (note 13(e) and 19(e))	12,000,000	296.9	—	—	—	—	—	—	—	—
Redemption of preferred shares (note 19(b))	—	—	—	(13,216,737)			(330.4)			(330.4)
Warrants for Fairfax Notes	—	—	—	—	—	—	3.0	—	—	3.0
Dividends on common shares ($0.50 per share)	—	—	—	—	—	—	—	(126.3)	—	(126.3)
Dividends on preferred shares (Series D - $2.00 per share; Series E - $1.38 per share; Series G - $1.37 per share; Series H - $1.97 per share; Series I - $2.00 per share; Series J - $0.68 per share;)	—	—	—	—	—	—	—	(66.2)	—	(66.2)
Shares issued through dividend reinvestment program	—	—	24,803	—	—	—	0.3	(0.3)	—	—
Share-based compensation expense (note 21)	—	—	372,420	—	—	—	11.2	(1.0)	—	10.2
Balance, December 31, 2021	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6

See accompanying notes to consolidated financial statement.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (Continued)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2022, 2021 and 2020

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings/(Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	preferred shares
	Shares	Amount
Balance, December 31, 2021, carried forward	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6
Impact of accounting policy change (note 2(u))	—	—	—	—	—	—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	12,000,000	296.9	247,024,699	20,118,833	2.1	0.3	3,526.8	2.4	(19.1)	3,512.5
Net earnings	—	—	—	—	—	—	—	622.3	—	622.3
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Issuance of common shares from unissued acquisition related equity consideration	—	—	92,444	—	—	—	—	—	—	—
Exercise of Warrants (note 19(f))	—	—	25,000,000	—	0.3	—	201.0	—	—	201.3
Cancellation of Holdback Shares (note 6(c))	—	—	—	—	—	—	(27.3)	(4.9)	—	(32.2)
Issuance of common shares related to release of Holdback Shares (note 6(c))	—	—	2,749,898	—	—	—	—	—	—	—
Dividends on common shares ($0.50 per share)	—	—	—	—	—	—	—	(137.6)	—	(137.6)
Dividends on preferred shares (Series D - $2.00 per share; Series H - $1.96 per share; Series I - $2.00 per share; Series J - $1.76 per share)	—	—	—	—	—	—	—	(60.8)	—	(60.8)
Shares issued through dividend reinvestment program	—	—	27,586	—	—	—	0.3	(0.4)	—	(0.1)
Share-based compensation expense (note 21)	—	—	6,670,845	—	0.1	—	23.4	(1.0)	—	22.5
Balance, December 31, 2022	12,000,000	$296.9	281,565,472	20,118,833	$2.5	$0.3	$3,724.2	$420.0	$(18.1)	$4,128.9

See accompanying notes to consolidated financial statement.

ATLAS CORP. Consolidated Statements of Cash Flows (Expressed in millions of United States dollars) Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Cash from (used in):
Operating activities:
Net earnings	$622.3	$400.5	$192.6
Items not involving cash:
Depreciation and amortization	379.1	366.7	353.9
Goodwill impairment	—	—	117.9
Change in right-of-use asset	99.6	125.8	120.1
Non-cash interest expense and accretion	21.2	38.2	40.5
Unrealized change in derivative instruments	(127.9)	(40.6)	12.9
Amortization of acquired revenue contracts	12.4	15.0	16.9
Loss on debt extinguishment	9.4	127.0	—
Equity income on investment	(0.3)	—	—
Loss (Gain) on sale	3.7	(16.4)	0.2
Other	7.0	26.2	5.9
Change in other operating assets and liabilities (note 22)	(170.2)	(98.4)	(166.7)
Cash from operating activities	856.3	944.0	694.2

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(1,239.7)	(1,577.0)	(783.5)
Prepayment on vessel purchase	—	(132.3)	(82.2)
Payment on settlement of interest swap agreements	(12.7)	(26.8)	(21.8)
Cash and restricted cash acquired from APR Energy acquisition	—	—	50.6
Gain (Loss) on foreign currency repatriation	4.0	(13.9)	(18.7)
Receipt from contingent consideration asset	12.5	30.5	11.1
Other assets and liabilities	259.5	41.3	(15.4)
Capitalized interest relating to newbuilds	(46.2)	(15.7)	—
Cash used in investing activities	(1,022.6)	(1,693.9)	(859.9)

Financing activities:
Repayments of long-term debt and other financing arrangements	(1,221.3)	(1,474.9)	(1,122.2)
Issuance of long-term debt and other financing arrangements	1,367.4	3,152.6	1,383.5
Issuance of Exchangeable Notes	—	—	201.3
Purchase of capped call	—	—	(15.5)
Redemption of Fairfax Notes	—	(300.0)	—
Issuance of Fairfax Notes	—	—	100.0
Proceeds from exercise of warrants	201.3	—	—
Redemption of preferred shares	—	(330.4)	—
Payment of lease liabilities	(16.6)	—	—
Financing fees	(20.2)	(122.2)	(49.1)
Share issuance cost	—	(0.1)	—
Dividends on common shares	(119.3)	(124.6)	(120.0)
Dividends on preferred shares	(60.8)	(66.2)	(67.1)
Cash from financing activities	130.5	734.2	310.9
(Decrease) Increase in cash and cash equivalents	(35.8)	(15.7)	145.2
Cash and cash equivalents and restricted cash, beginning of year	326.8	342.5	197.3
Cash and cash equivalents and restricted cash, end of year	$291.0	$326.8	$342.5
Supplemental cash flow information (note 22(b))
See accompanying notes to consolidated financial statements.

ATLAS CORP. Notes to Consolidated Financial Statements (Tabular amounts in millions of United States dollars, except per share amount and number of shares) Years ended December 31, 2022, 2021 and 2020

1.    General:
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
The Company also consolidates any variable interest entities (“VIEs”) of which it is the primary beneficiary. The primary beneficiary is the enterprise that has both the power to make decisions that most significantly affect the economic performance of the VIE and has the right to receive benefits or the obligation to absorb losses that in either case could potentially be significant to the VIE. The impact of the consolidation of these VIEs is described in note 16.
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
Years ended December 31, 2022, 2021 and 2020

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
Years ended December 31, 2022, 2021 and 2020

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
Years ended December 31, 2022, 2021 and 2020

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
Years ended December 31, 2022, 2021 and 2020

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
Lease payments on short-term operating leases with lease terms of 12 months or less are expensed as incurred.
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
Years ended December 31, 2022, 2021 and 2020

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
Years ended December 31, 2022, 2021 and 2020

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
(u)    Recently adopted accounting pronouncements:
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

2.    Significant accounting policies (continued):
(u)    Recently adopted and future accounting pronouncements (continued):
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
Debt with conversion and other options
Effective January 1, 2022, the Company adopted ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)” (“ASU 2020-06”), using the modified retrospective method, whereby the cumulative effect adjustment was made as of the date of the initial application. Accordingly, financial information and disclosures in the comparative period were not restated. The impact of the adoption of ASU 2020-06 resulted in an adjustment of $5,073,000 to opening retained earnings at January 1, 2022 related to the unamortized debt discount that was initially recorded when the convertible notes were issued. Under ASU 2020-06, the accounting for convertible debt instruments is simplified by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. As a result of the adoption, the Company recognizes the maximum potential dilutive effect of its exchangeable notes in diluted EPS using the if-converted method effective January 1, 2022.
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
Years ended December 31, 2022, 2021 and 2020

3.    Acquisition of Apple Bidco Limited (continued):

	As originally reported	Adjustments	As adjusted
29,891,266 common shares issued (1)	$316.8	$—	$316.8
6,664,270 Holdback Shares (1)	70.6	—	70.6
Less: Contingent consideration asset (2)	(41.5)	(53.7)	(95.2)
Less: Purchase price adjustment (3)	(52.5)	48.0	(4.5)
Net purchase price	$293.4	$(5.7)	$287.7
(1)The fair value was determined based on the closing market price of common shares on February 28, 2020, the acquisition date. As at December 31, 2022, the indemnifications relating to these Holdback Shares have expired and as a result, these Holdback Shares have all either been cancelled or released and issued to the selling shareholders.
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
(3)During the year ended December 31, 2020, the Sellers forfeited their rights to receive 577,139 Holdback Shares and returned 1,849,641 previously issued common shares to the Company. Of this number, 1,122,290 shares were permanently forfeited as part of post-closing purchase price adjustments. The remaining 727,351 shares were held in reserve as treasury shares. The shares held in reserve were issuable to the Sellers at a future date, subject to settlement of potential indemnified events. In addition, the Company agreed to issue 5-year warrants to purchase 5,000,000 common shares at an exercise price of $13.00 per share to Fairfax. The warrants were issued in April 2021. In March 2023, the 727,351 shares held in reserve were issued to the Sellers.
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
Years ended December 31, 2022, 2021 and 2020

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
During the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Company recognized $4,000, $130,000 and $1,498,000, respectively, of acquisition related costs that were included in general and administrative expense.
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
Years ended December 31, 2022, 2021 and 2020

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
The following table includes the Company’s selected financial information by segment:

Year ended December 31, 2022	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,543.0	$154.4	$—	$1,697.4
Operating expense	309.2	44.2	—	353.4
Depreciation and amortization expense	327.5	51.6	—	379.1
General and administrative expense	76.6	33.5	(2.0)	108.1
Indemnity claim (income) under acquisition agreement	—	(21.3)	—	(21.3)
Operating lease expense	120.3	2.7	—	123.0
Loss (Gain) on sale	4.0	(0.3)	—	3.7
Interest income	(5.5)	(0.7)	(0.3)	(6.5)
Interest expense	219.4	16.7	(0.7)	235.4
Income tax expense	1.9	0.5	—	2.4

Year ended December 31, 2021	Containership Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,460.4	$186.2	$—	$1,646.6
Operating expense	289.3	61.7	—	351.0
Depreciation and amortization expense	307.9	58.8	—	366.7
General and administrative expense	49.9	25.7	3.6	79.2
Indemnity claim (income) under acquisition agreement	—	(42.4)	—	(42.4)
Operating lease expense	143.0	3.3	—	146.3
Gain on sale	(15.9)	(0.5)	—	(16.4)
Interest income	(0.3)	(2.8)	—	(3.1)
Interest expense	178.8	20.2	(1.9)	197.1
Income tax expense	0.8	32.2	—	33.0

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

4.    Segment reporting (continued):

	Year ended December 31, 2022	Year ended December 31, 2021
Containership leasing adjusted EBITDA	$1,036.9	$978.4
Mobile power generation adjusted EBITDA(1)	97.1	136.4
Total segment adjusted EBITDA	1,134.0	1,114.8
Eliminations and other	(1.4)	(1.4)
Depreciation and amortization expense	379.1	366.7
Interest income	(6.5)	(3.1)
Interest expense	235.4	197.1
Gain on derivative instruments	(120.6)	(14.1)
Loss on debt extinguishment	9.4	127.0
Other expenses	7.1	6.5
(Gain) Loss on contingent consideration asset	(0.9)	5.1
Loss on foreign currency repatriation	4.0	13.9
Loss (Gain) on sale	3.7	(16.4)
Consolidated net earnings before taxes	$624.7	$433.5
(1)The calculation of adjusted EBITDA does not include the Indemnity claim under acquisition agreement as an adjustment for the mobile power generation segment. Although the revenue reported for this segment is lower due to an injunction at one of the sites, the losses are recoverable through an indemnification agreement (note 3).

Total Assets	December 31, 2022	December 31, 2021
Containership Leasing	$10,584.2	$9,777.6
Mobile Power Generation	838.9	842.7
Elimination and Other	(120.7)	(50.7)
Total	$11,302.4	$10,569.6

Capital expenditures by segment	Year ended December 31, 2022	Year ended December 31, 2021
Containership leasing	$1,219.5	$1,679.4
Mobile power generation	20.2	29.9

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

5.    Revenue:
The Company generates revenue by leasing and operating its fleet of containerships and power generation assets, largely through operating leases, direct financing leases and sales-type leases. Revenue disaggregated by segment and by type for the year ended December 31, 2022 and December 31, 2021 is as follows:

	Year ended December 31, 2022
	Containership Leasing (1)	Mobile Power Generation	Total
Operating lease revenue	$1,457.0	$136.4	$1,593.4
Interest income from leasing	73.8	—	73.8
Other	12.2	18.0	30.2
	$1,543.0	$154.4	$1,697.4

	Year ended December 31, 2021
	Containership Leasing (1)	Mobile Power Generation	Total
Operating lease revenue	$1,409.9	$179.7	$1,589.6
Interest income from leasing	46.1	—	46.1
Other	4.4	6.5	10.9
	$1,460.4	$186.2	$1,646.6
(1)Containership leasing revenue includes both bareboat charter and time charter revenue.
As at December 31, 2022, the minimum future revenues to be received on committed operating leases, interest income to be earned from direct financing leases and other revenue are as follows:

	Operating lease revenue	Direct financing leases(1)	Other	Total committed revenue
2023	$1,609.6	$75.5	$21.1	$1,706.2
2024	1,545.1	72.4	20.4	1,637.9
2025	1,275.7	69.1	20.4	1,365.2
2026	950.4	66.7	—	1,017.1
2027	516.9	64.2	—	581.1
Thereafter	663.3	458.7	—	1,122.0
	$6,561.0	$806.6	$61.9	$7,429.5
(1)Minimum future interest income includes direct financing leases currently in effect.
As at December 31, 2022, the minimum future revenues to be received based on each segment are as follows:

	Containership Leasing (1)	Mobile Power Generation	Total committed revenue
2023	$1,601.9	$104.3	$1,706.2
2024	1,573.1	64.8	1,637.9
2025	1,300.4	64.8	1,365.2
2026	1,017.1	—	1,017.1
2027	581.1	—	581.1
Thereafter	1,122.0	—	1,122.0
	$7,195.6	$233.9	$7,429.5
(1)Minimum future interest income includes direct financing leases currently in effect.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

5.    Revenue (continued):
Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
The Company’s revenue during the years was derived from the following customers:

	2022	2021	2020
COSCO	$454.8	$492.2	$401.1
Yang Ming Marine	241.7	249.9	255.7
ONE	254.3	255.2	237.3
Hapag-Lloyd	140.6	116.4	83.6
Other	606.0	532.9	443.4
	$1,697.4	$1,646.6	$1,421.1
6.    Related party transactions:
(a)The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(b)Over the course of 2018, 2019 and 2020, Seaspan issued to Fairfax Financial Holdings Limited and certain of its affiliates (“Fairfax”) an aggregate $600,000,000 of 5.50% senior notes due in 2025, 2026 and 2027 (the “Fairfax Notes”) and warrants to purchase an aggregate 101,923,078 common shares of Seaspan. Two tranches of warrants, each for 38,461,539 common shares, were exercisable at a price of $6.50 per share. One tranche of warrants, for 25,000,000 common shares, was exercisable at a price of $8.05 per share. All such warrants have been exercised.
In April 2021, in connection with an amendment to the APR Energy acquisition agreement, the Company issued to Fairfax warrants to purchase 5,000,000 common shares of the Company at an exercise price of $13.00 per share.
In June 2021, the Company and Seaspan exchanged and amended $300,000,000 of the Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares of the Company (the “Series J Preferred Shares”), representing total liquidation value of $300,000,000, and (ii) warrants to purchase 1,000,000 common shares at an exercise price of $13.71 per share. The exchanged Fairfax Notes were subsequently cancelled and, in August 2021, Seaspan redeemed for cash the remaining Fairfax Notes at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.
For the year ended December 31, 2021, interest expense related to the Fairfax Notes, excluding amortization of the debt discount, was $19,204,000 (2020 – $32,114,000). For the year ended December 31, 2021, amortization of debt discount was $14,188,000 (2020 – $19,963,000).
For the year ended December 31, 2022, the dividends paid on Series J Preferred Shares were $21,000,000 (2021 – $8,108,000).
(c)On February 28, 2020, in connection with the acquisition of APR Energy, Fairfax received common shares of Atlas as consideration for its equity interests in APR Energy and as settlement of indebtedness owing to Fairfax by APR Energy. In addition, Atlas reserved for issuance Holdback Shares for Fairfax. Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy (note 3). In June 2022, 2,576,014 of the Holdback Shares were cancelled to cover losses related to certain indemnified claims that had been realized. Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

6.    Related party transactions (continued):
The indemnification obligation related to the cash repatriation from a foreign jurisdiction expired in April 2022. Prior to the expiration of this indemnification, during the year ended December 31, 2022, 92,444 (December 31, 2021 – 350,138) Holdback Shares were issued. These Holdback Shares were released from the holdback of the minority sellers and purchased by Fairfax. Upon expiration of this indemnification, the remaining Holdback Shares of 2,749,898 were released and issued to the minority sellers in June 2022. Prior to the expiration of this indemnification, Fairfax also paid $6,265,000 during the year ended December 31, 2022 (December 31, 2021 – $16,545,000).
During the year ended December 31, 2022 and December 31, 2021, the Company received $5,239,000 and $12,468,000, respectively, from Fairfax for the settlement of an indemnification related to losses realized on sale or disposal of certain property, plant and equipment and inventory items (note 3).
During the year ended December 31, 2021, interest expense related to Seaspan’s notes held by certain affiliates of Fairfax (the “Fairfax Holders”), including the Fairfax Notes, excluding amortization of the debt discount $19,204,000 (2020 – $32,114,000). For the year ended December 31, 2021, amortization of debt discount was $14,188,000 (2020 – $19,963,000).
(d)As at December 31, 2022, Fairfax held approximately 44.3% of the Company’s issued and outstanding common shares and has designated two members to the Company’s board of directors.
(e)In March 2021, the Company entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders’ agreement with ZE to form the joint venture (“ZE JV”). The Company owns 50% of the ZE JV. The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply. In October 2021, through a series of transactions with a wholly owned subsidiary of the ZE JV as the ultimate purchaser, the Company sold one 4,250 TEU vessel for an aggregate purchase price of $38,280,000 (note 8). Additionally, in May 2022, through a series of transactions with wholly owned subsidiaries of the ZE JV as the ultimate purchaser, the Company sold four 4,250 TEU vessels for an aggregate purchase price of $138,975,000 (note 8). The Company continues to manage the ship operations of these vessels. During the year ended December 31, 2022, the Company earned revenue of $7,035,000 (2021 – $325,000) and incurred expenses of $6,776,000 (2021 – $285,000) in connection with the ship management of the vessel. As at December 31, 2022, the Company has invested $1,000,000 (December 31, 2021 – $1,000,000) in the ZE JV.
7.    Net investment in lease:

	2022	2021
Undiscounted lease receivable	$1,724.4	$1,448.2
Unearned interest income	(816.0)	(689.9)
Net investment in lease	$908.4	$758.3

	2022	2021
Lease receivables	$908.4	$751.4
Unguaranteed residual value	—	6.9
Net investment in lease	908.4	758.3
Current portion of net investment in lease	(21.0)	(16.8)
Long-term portion of net investment in lease	$887.4	$741.5
In February 2021, the Company commenced a fixed rate bareboat charter with a term of 18 years on a 12,000 TEU vessel, which has been classified as a sales-type lease. No gain or loss was recognized on commencement date.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

7.    Net investment in lease (continued)    :
In September and November 2021, the Company commenced one and two 18-year fixed rate bareboat charters, respectively, each for a 12,200 TEU vessel. The bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.
In April and May 2022, the Company accepted delivery of two 12,200 TEU newbuild vessels, each of which commenced an 18-year fixed rate bareboat charter upon delivery. The bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.
At December 31, 2022, the minimum lease receivable from direct financing leases are as follows:

2023	$96.9
2024	97.1
2025	96.9
2026	96.9
2027	96.9
Thereafter	1,239.7
$1,724.4
8.    Property, plant and equipment:

December 31, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,610.7	$(2,805.6)	$6,805.1
Equipment and other	542.9	(191.1)	351.8
Property, plant and equipment	$10,153.6	$(2,996.7)	$7,156.9

December 31, 2021	Cost	Accumulated depreciation	Net book value
Vessels	$9,410.9	$(2,830.4)	$6,580.5
Equipment and other	557.3	(185.6)	371.7
Property, plant and equipment	$9,968.2	$(3,016.0)	$6,952.2

During the year ended December 31, 2022, depreciation and amortization expense relating to property, plant and equipment was $334,121,000 (2021 – $345,164,000; 2020 – $324,597,000).
Upon commencement of a fixed rate bareboat charter in February 2021, $88,061,000 was reclassified to net investment in lease from property, plant and equipment (note 7).
During the year ended December 31, 2021, the Company took delivery of four vessels, with an aggregate purchase price of $358,500,000.
During the year ended December 31, 2021, the Company took delivery of three 12,200 TEU vessels for an aggregate purchase price of $251,895,000. The vessels commenced 18-year bareboat charters upon delivery and are classified as a sales-type lease (note 7).
During the year ended December 31, 2021, the Company sold one 4,250 TEU vessel for $38,280,000 (note 6(e)), resulting in a gain on sale of $15,884,000.
During the year ended December 31, 2022, the Company accepted delivery of one 15,000 and six 11,800 TEU newbuild vessels, each of which commenced a 5-year charter upon delivery (note 9).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

8.    Property, plant and equipment (continued):
During the year ended December 31, 2022, the Company completed the sale of 10 vessels. The Company received gross proceeds of $257,075,000 for the 10 vessel sales and recognized loss on sale of $3,973,000 in aggregate. Seaspan continues to manage the operations of seven of these vessels pursuant to management agreements entered into in connection with the sales.
In December 2022, the Company entered into an agreement to sell one 4,250 TEU vessel for gross proceeds $21,600,000, subject to closing conditions. As at December 31, 2022 this vessel was classified as asset held for sale. The sale was completed in January 2023 and Seaspan continues to manage the ship operations of this vessel pursuant to a management agreement entered into in connection with the sale (note 25).
9.    Vessels under construction
As at December 31, 2022, the vessels under construction balance includes $49,022,000 of capitalized interest for the year ended December 31, 2022 (December 31, 2021 – $18,870,000).
As at December 31, 2022, the vessels under construction balance includes $1,122,655,000 of installment payments for the year ended December 31, 2022 (December 31, 2021 – $1,284,512,000).
10.    Right-of-use assets:

December 31, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(335.5)	$500.0
Vessel finance leases	246.6	(7.9)	238.7
Other operating leases	15.6	(7.6)	8.0
Right-of-use assets	$1,097.7	$(351.0)	$746.7

December 31, 2021	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,066.6	$(350.0)	$716.6
Office operating leases	15.8	(7.5)	8.3
Right-of-use assets	$1,082.4	$(357.5)	$724.9

During the year ended December 31, 2022, the Company exercised options under existing lease financing arrangements to purchase four 10,000 TEU vessels. The purchases are expected to complete in January through September 2023, at the pre-determined purchase price of $52,690,000 per vessel.
During the year ended December 31, 2022, the amortization in right-of-use assets were $107,504,000 (2021 – $125,800,000; 2020 – $120,140,000, respectively).

11.    Goodwill:

	Containership leasing	Mobile power generation
Balance, December 31, 2021	$75.3	$—
Balance, December 31, 2022	$75.3	$—
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

12.    Other assets:

	2022	2021
Intangible assets (a)	$75.7	$90.1
Deferred dry-dock (b)	86.9	79.4
Restricted cash (c)	11.0	38.2
Contingent consideration asset (d)	39.5	49.2
Indemnity claim under acquisition agreement (e)	—	42.5
Deferred financing fees on undrawn financings (f)	57.3	77.0
Other	42.4	48.0
Other assets	$312.8	$424.4
(a)Intangible assets:

December 31, 2022	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(92.3)	$37.6
Trademark	27.4	(3.9)	23.5
Other	25.2	(10.6)	14.6
	$182.5	$(106.8)	$75.7

December 31, 2021	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(76.2)	$53.7
Trademark	27.4	(2.5)	24.9
Other	16.5	(5.0)	11.5
	$173.8	$(83.7)	$90.1
As part of the acquisition of APR Energy on February 28, 2020, the Company recorded $27,400,000 related to the fair value of a trademark. The trademark is amortized on a straight-line basis over its estimated useful life of 20 years.
Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2022, the weighted average remaining useful lives of acquired customer contracts was 3.4 years (2021 – 3.9 years; 2020 – 4.6 years).
During the year ended December 31, 2022, the Company recorded $23,200,000 of amortization related to intangible assets (2021 – $20,910,000; 2020 – $21,396,000).
Future amortization of intangible assets is as follows:

2023	$18.1
2024	13.8
2025	9.3
2026	4.3
2027	2.7
Thereafter	27.5
$75.7

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

12.    Other assets (continued):
(b)Deferred dry-dock:
During the years ended December 31, 2022 and 2021, changes in deferred dry-dock were as follows:

December 31, 2020	$63.8
Costs incurred	40.0
Amortization expensed (1)	(24.4)
December 31, 2021	79.4
Costs incurred	42.4
Vessel sales	(11.3)
Amortization expensed (1)	(23.6)
December 31, 2022	$86.9
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
In February 2021, Fairfax additionally agreed to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items calculated as the difference between the proceeds on sale or disposal and the book value of the respective assets at February 28, 2020, prior to acquisition. The maximum amount of losses subject to compensation under the February 2021 agreement is $64,000,000.

Contingent consideration asset, December 31, 2020	$90.9
Change in fair value	(5.1)
Compensation received	(30.5)
Contingent consideration asset, December 31, 2021	55.3
Change in fair value	0.9
Compensation received	(12.5)
Contingent consideration asset	43.7
Current portion included in prepaid expenses and other	(4.2)
Contingent consideration asset, December 31, 2022	$39.5

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

12.    Other assets (continued):
(e)Indemnity claim under acquisition agreement
As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the Sellers for losses resulting from an ongoing injunction on certain sites in Argentina, which losses are settled through a combination of cancellation of Holdback Shares and cash. In May 2022, 2,576,014 of the Holdback Shares were cancelled and in 2022 the Company received a total of $31,602,000 cash compensation, of which $21,247,000 was received in December 2022 and was recorded as acquisition related asset. As at December 31, 2022, the indemnification for the losses related to the injunction are fully settled.
(f)Deferred financing fees on undrawn financings
The Company has entered into financing arrangements for certain of its vessels under construction. As the financing arrangements are undrawn as at December 31, 2022, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts are reclassified and presented as a direct deduction from the related debt liability.
13.    Long term debt:

	2022	2021
Long-term debt:
Revolving credit facilities (a) (d)	$—	$—
Term loan credit facilities (b) (d)	1,233.0	2,341.8
Senior unsecured notes (e)	1,302.4	1,302.4
Senior unsecured exchangeable notes (g)	201.3	201.3
Senior Secured Notes (c)	1,000.0	500.0
	3,736.7	4,345.5
Debt discount on senior unsecured exchangeable notes	—	(5.1)
Deferred financing fees	(44.9)	(57.6)
Long-term debt	3,691.8	4,282.8
Current portion of long-term debt	(238.4)	(551.0)
Long-term debt	$3,453.4	$3,731.8
(a)Revolving credit facilities
As at December 31, 2022, the Company had three revolving credit facilities available (December 31, 2021 – three revolving credit facilities) which provided for aggregate borrowings of up to $700,000,000 (December 31, 2021 – $600,000,000), of which $700,000,000 (December 31, 2021 – $600,000,000) was undrawn.
In May 2021, the Company refinanced one revolving credit facility which increased the aggregate commitments by $100,000,000 and extended the maturity by two years.
In February 2022, the Company closed a new $250,000,000, 3-year unsecured revolving credit facility which replaces a $150,000,000 2-year unsecured revolving credit facility.
In June 2022, the Company entered into an amended and restated credit facility which comprises a $50,000,000 revolving credit facility and a $108,000,000 term loan facility. The credit facility matures on June 2025 and is secured by the Company’s power generation assets. As of December 31, 2022, the revolving credit facility is committed but undrawn.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

13.    Long term debt (continued):
(a)Revolving credit facilities (continued):
As at December 31, 2022 and December 31, 2021, the Company has no drawn revolving credit facilities.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (December 31, 2021 – 0.5% and 0.6%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at December 31, 2022, the Company has entered into $3,751,731,000 (December 31, 2021 – $4,052,103,000) of term loan credit facilities, of which $2,518,743,000 (December 31, 2021 – $1,710,224,000) was undrawn.
In May 2021, the Company amended and restated three term loan credit facilities which increased the aggregate commitments by $79,540,000 and extended maturities by two years.
In June 2021, the Company made early prepayment of $59,961,000 on one term loan that matures on July 6, 2025.
In May and July 2021, the Company entered into two $6,500,000 term loan credit facilities, which each bear a fixed interest rate of 3.8% per annum and mature on May 30, 2024 and July 2, 2024, respectively. In September 2022, both the term loan credit facilities were early repaid.
In October 2021, the Company entered into a $633,088,000 term loan credit facility for eight vessels, which bears an initial interest rate of three month LIBOR plus 1.4% margin. During the year ended December 31, 2022, five of the vessels secured under this credit facility delivered and the Company transitioned the financing under the term loan credit facility related to these five vessels with sale-leaseback arrangements (note 16(xiii)). As a result, the remaining term loan credit financing available for three vessels is $270,687,000, which is undrawn as of December 31, 2022.
In December 2021, the Company entered into a $1,077,137,000 term loan credit facility for 10 vessels, which bears an initial interest rate of three month LIBOR plus 3.39% margin. No amounts have been drawn under the facility as of December 31, 2022.
In May 2022, the Company voluntarily prepaid a term loan facility with an outstanding balance of $100,000,000.
In June 2022, the Company entered into an amended and restated credit facility which comprises a $50,000,000 revolving credit facility and a $108,000,000 term loan facility (note 13(a)).
In August 2022, the Company voluntarily prepaid $240,000,000 of a term loan facility under its vessel portfolio financing program.
In October 2022, the Company entered into a $1,170,918,000 term loan credit facility for 15 vessels, which bears an initial interest rate of daily Secured Overnight Financing Rate (“SOFR”) plus 1.4% margin. No amounts have been drawn under the facility as of December 31, 2022
Term loan credit facilities drawn mature between August 10, 2023 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on one month, three month or six month benchmark rates, plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average LIBOR was 4.8% and 3.5%, respectively (December 31, 2021 – 0.2% and 0.2%) and the three month average SOFR was 3.0%. The margins ranged between 0.4% and 2.5% as at December 31, 2022 (December 31, 2021 – 0.4% and 3.5%).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

13.    Long term debt (continued):
(b)Term loan credit facilities (continued):
For one of the term loan credit facilities with a total principal amount outstanding of $14,425,000 (December 31, 2021 – $27,198,000), interest is calculated based on the Export-Import Bank of Korea (“KEXIM”) rate plus 0.7% per annum.
The weighted average rate of interest, including the applicable margin, was 6.4% as at December 31, 2022 (December 31, 2021 – 1.9%) for the Company’s term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
Repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuilding containerships, payments commence three, six or thirty-six months after delivery of the associated newbuilding containership, utilization date or the inception date of the term loan credit facilities.
The Company is subject to commitment fees ranging between 0.25% and 0.58% (December 31, 2021 – 0.2% and 0.56%) calculated on the undrawn amounts under the various facilities.
The following is a schedule of future minimum repayments under the Company’s term loan credit facilities as of December 31, 2022:

2023	$239.6
2024	111.9
2025	167.4
2026	450.9
2027	241.2
Thereafter	22.0
$1,233.0
(c)Sustainability-Linked Senior Secured Notes:
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
On May 17, 2022, the Company entered into a note purchase agreement to issue, in a private placement, $500,000,000 aggregate principal amount of fixed-rate, sustainability-linked senior secured notes. The notes comprise three series, with interest rates ranging from 5.15% to 5.49% and maturities ranging from September 5, 2032 to September 5, 2037. The notes were issued and proceeds received on August 3, 2022.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

13.    Long term debt (continued):
(d)Credit facilities – other:
As at December 31, 2022, the Company’s credit facilities were secured by first-priority mortgages granted on most of its power generation assets and 53 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:
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
As at December 31, 2022, $938,703,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, was secured by a portfolio of 48 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
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
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at December 31, 2022.
(e)Senior unsecured notes:
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

13.    Long term debt (continued):
(e)Senior unsecured notes (continued):
On July 14, 2021, the Company issued $750,000,000 of senior unsecured notes. These notes mature in 2029 and accrue interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022. The notes are a blue transition bond developed to further the Company’s sustainability efforts.
(f)Fairfax Notes:
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
In August 2021, the remaining 2025 Fairfax Notes and 2026 Fairfax Notes were redeemed for cash at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. As a result of the Fairfax Exchange and subsequent redemption of the 2025 Fairfax Notes and 2026 Fairfax Notes, the Company recorded a loss on debt extinguishment of nil for the year ended December 31, 2022 (2021 – $121,715,000, 2020 – nil, respectively), representing the write-off of the existing associated debt discount and deferred financing fees.
(g)Senior Unsecured Exchangeable Notes:
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

13.    Long term debt (continued):
(g)Senior Unsecured Exchangeable Notes (continued):
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
14.    Operating lease liabilities:

	December 31, 2022	December 31, 2021
Operating lease commitments	$581.6	$791.2
Impact of discounting	(66.3)	(104.6)
Impact of changes in variable rates	(8.3)	30.8
Operating lease liabilities	507.0	717.4
Current portion of operating lease liabilities	(115.3)	(155.1)
Operating lease liabilities	$391.7	$562.3
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

14.    Operating lease liabilities (continued):
Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Lease costs:
Operating lease costs	$128.5	$160.2
Variable lease adjustments	(4.8)	(13.7)

Other information:
Operating cash outflow used for operating leases	116.5	143.2
Weighted average discount rate(1)	4.8%	4.8%
Weighted average remaining lease term	5 years	6 years

(1)The weighted average discount rate is based on a fixed rate at the time the lease was entered into and is adjusted quarterly as each lease payment is made.
In September 2021, the Company amended an operating lease for one vessel to extend the term for an additional five years. The amendment resulted in the continuation of its treatment as an operating lease. The reassessment due to the modification resulted in an increase of $5,753,000 to lease liabilities and a corresponding increase to right-of-use assets.
15.    Finance lease liabilities:

	December 31, 2022	December 31, 2021
Finance lease liabilities	$222.2	$—
Current portion of finance lease liabilities	(222.2)	—
Long-term finance lease liabilities	$—	$—
During the year ended December 31, 2022, the Company exercised options under existing lease financing arrangements to purchase four 10,000 TEU vessels. The purchases are expected to complete in January through September 2023, at the pre-determined purchase price of $52,690,000 per vessel.
As at December 31, 2022, the total remaining commitments related to financial liabilities of these vessels were approximately $225,117,000 (December 31, 2021 – nil), including imputed interest of $2,875,000 (December 31, 2021 – nil), repayable in 2023.
The weighted average interest rate on obligations related to finance leases as at December 31, 2022 was 5.9%.
16.    Other financing arrangements:

	2022	2021
Other financing arrangements	$2,119.7	$1,363.1
Deferred financing fees	(31.9)	(23.3)
Other financing arrangements	2,087.8	1,339.8
Current portion of other financing arrangements	(147.5)	(100.5)
Other financing arrangements	$1,940.3	$1,239.3

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

16.    Other financing arrangements (continued):
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
(i)Leases for five 11,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. Lease payments include interest components based on three month LIBOR plus a margin ranging from 2.65% to 3.3%. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11,000 TEU vessels under sales-leaseback financing arrangement. In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11,000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11,000 TEU vessel.
(ii)Leases for four 12,000 TEU vessels:
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
(iii)Leases for two 13,000 TEU vessels:
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
(iv)Leases for two 12,000 TEU vessels:
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

16.    Other financing arrangements (continued):
(v)Leases for three vessels:
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
(vi)Leases for three 12,200 TEU vessels
In April 2021, the counterparty provided sale-leaseback financing of $243,000,000. The 12-year lease term for three of the vessels began in November 2021, April and May 2022, upon delivery of the vessels. The amounts drawn on this facility for the other two vessels relate to installments on vessel under construction. Lease payments include interest components based on one month LIBOR plus a 2.95% margin. At delivery, the Company sells and leases the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(vii)Leases for two 12,200 TEU vessels
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
(viii)Leases for six 7,000 TEU vessels
In October 2021, the counterparty provided sale-leaseback financing of $445,000,000. Lease payments include interest components based on three month LIBOR plus a 2.45% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase four of the vessels at a pre-determined purchase price. For all six vessels, the Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2022, $49,417,000 was drawn on this facility.
(ix)Leases for eight vessels
In June 2021, the counterparty provided sale-leaseback financing of $895,320,000 for eight vessels ranging in size from 16,000 TEU to 24,000 TEU. Lease payments include interest components based on three month LIBOR plus a 2.80% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2022, $28,800,000 has been drawn under this facility.
(x)Leases for six 15,500 TEU vessels
In August 2021, the counterparty provided sale-leaseback financing of $661,826,000. Lease payments include interest components based on one month LIBOR plus a 2.50% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2022, no amounts have been drawn under this facility.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

16.    Other financing arrangements (continued):
(xi)Leases for six 15,000 TEU and four 7,000 TEU vessels
In November 2021, the counterparty provided sale-leaseback financing of $889,651,000. Lease payments include interest components based on three month LIBOR plus a 2.45% margin. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. At December 31, 2022, no amounts have been drawn under this facility.
(xii)Leases for two 12,000 TEU vessels
During the year ended December 31, 2022, the Company completed a sale-leaseback financing for two vessels for proceeds of $226,000,000.  Upon delivery of each vessel in October and November, the Company commenced a 13.25 year leaseback. Lease payments include interest components based on three month SOFR plus a credit spread and a 1.8% margin. The Company has the option to purchase each vessel either 5 years or 7 years and 11 months after its delivery date at a pre-determined purchase price.
(xiii)Leases for four 11,800 TEU and one 15,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 13(b)). Upon delivery of each vessel during 2022, the pre-delivery financing was replaced with sale-leaseback financing for the five vessels for proceeds of $468,600,000. Upon delivery of each vessel, which occurred between June through October 2022, the Company commenced a 14 year leaseback.  Lease payments include interest components based on daily SOFR plus a credit spread and margin of 1.4%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price.
In May 2021, the Company repaid $59,300,000 upon early termination of a sale-leaseback financing arrangement secured by a 13,100 TEU vessel.
The weighted average rate of interest, including the margin, was 6.62% at December 31, 2022 (December 31, 2021 – 3.08%).
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

2023	$148.2
2024	151.1
2025	147.2
2026	145.3
2027	146.6
Thereafter	1,381.3
$2,119.7

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

17.    Other liabilities:

	2022	2021
Asset retirement obligations(a)	$15.9	$37.4
Other	48.6	22.3
Other long-term liabilities	64.5	59.7
Current portion of other long-term liabilities	(13.3)	(42.0)
Other long-term liabilities	$51.2	$17.7
(a)Asset retirement obligations:
Asset retirement obligations were assumed as part of the APR Energy acquisition and consist of the contractual requirement to demobilize the Company’s mobile power generation sites when there is a legal obligation associated with the demobilization and the fair value of the liability can be reasonably estimated.

Asset retirement obligations, December 31, 2020	$42.3
Liabilities acquired	7.8
Liabilities incurred	(5.0)
Provision reassessment	(7.9)
Accretion expense	0.2
Asset retirement obligations, December 31, 2021	37.4
Liabilities acquired	6.5
Liabilities incurred	(1.2)
Liabilities settled	(37.1)
Change in estimated cash flows	1.2
Provision reassessment	8.9
Accretion expense	0.2
Asset retirement obligations, December 31, 2022	$15.9
18.    Income tax:
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

18.    Income tax (continued):
Net earnings before income taxes for the year ended December 31, 2022 relates only to the foreign jurisdictions. Similarly, the Company’s income tax expense for the year ended December 31, 2022 related only to foreign jurisdictions and consists of the following:

	2022
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$2.5	$2.5
Deferred tax
Deferred tax expense	—	(0.1)	(0.1)

Total tax expense	$—	$2.4	$2.4

	2021
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$13.0	$13.0
Deferred tax
Deferred tax expense	—	20.0	20.0

Total tax expense	$—	$33.0	$33.0
As a result of the acquisition of APR Energy, the Company operates in countries that have differing tax laws and rates. Therefore, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Prior to the APR Energy acquisition, the Company was subject to nominal income taxes primarily due to international shipping reciprocal exemptions for the containership segment. For the year ended December 31, 2022 and December 31, 2021, the reconciliation between the effective tax rate of 0.38% and 7.61%, respectively, and the statutory UK income tax rate of 19.00% is as follows:

	2022	2021
Computed “Expected” tax expense:
Computed tax expense on income from continuing operations	$118.7	$82.4
Increase (reduction) in income taxes resulting from:
Certain income from containership leasing segment that is exempt from tax	(109.5)	(73.2)
Change in valuation allowance	23.2	73.5
Change in current year uncertain tax positions	(1.9)	3.5
Change in tax law	2.5	(32.0)
Foreign rate differential	(2.6)	(22.0)
Withholding taxes	(1.1)	6.8
Other, net	(26.9)	(6.0)
	$2.4	$33.0

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

18.    Income tax (continued):
The deferred tax assets and liabilities were as follows for the year ended December 31, 2022 and December 31, 2021:

Deferred tax assets	2022	2021
Decommission provisions	$0.5	$15.3
Property, plant and equipment	—	10.1
Reserves and accrued expenses	40.5	86.0
Tax losses carried forward	122.1	82.3
Interest allowance	36.1	29.0
Deferred revenue	0.7	0.4
Valuation allowance	(184.4)	(213.5)
	$15.5	$9.6

Deferred tax liabilities	2022	2021
Deferred job costs	$(0.7)	$—
Accelerated asset costs	(1.4)	(2.0)
Inflation adjustment	—	(6.4)
Other timing differences	(15.2)	(1.4)
	$(17.3)	$(9.8)

Net deferred tax liability	$(1.8)	$(0.2)

As at December 31, 2022, the Company has foreign tax losses carried forward of $495,765,000 (2021 – $331,024,000), of which $3,500,000 is recognized as a deferred tax asset. No deferred tax asset is recognised on the remaining balance of $492,266,000 on the basis that no tax benefit is expected to arise in the jurisdictions where the tax losses occurred. The material tax losses carried forward generally have no expiry date. The Company’s ability to utilize the net operating loss and tax credit carry forward may be subject to restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar tax law.
Tax years that remain open to examination by some of the major jurisdictions in which the Company is subject to tax range from two to four years.
As at December 31, 2022, the Company had income tax payable of $72,252,000 (2021 – $96,900,000). This balance includes cash taxes payable and a reserve for global uncertain tax positions.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

18.    Income tax (continued):
The following table summarizes the activity related to the Company’s unrecognized tax benefits:

	2022	2021
Opening balance as at January 1,	$96.4	$92.9
(Decrease) Increase in unrecognized tax benefit	(16.1)	3.5
Ending balance as at December 31,	$80.3	$96.4

The Company recognizes interest expense and penalties related to unrecognized tax benefits as income tax expense. The Company had interest or penalties accrued in the consolidated balance sheet at December 31, 2022 and December 31, 2021.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (“NOL”) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2022. In addition, the CARES Act allows NOLs incurred in tax years ending before January 1, 2019, 2020, and 2021 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company evaluated the impact of the CARES Act, and determined that on certain amended income tax returns it was able to carryback $54,459,000 in NOLs from its tax years ended December 31, 2019 and 2020 to partially offset income in the tax year ended December 31, 2018.

19.    Preferred shares and share capital:
(a)Common shares:
On February 27, 2020, upon completion of the Reorganization, the common shares of Seaspan, the predecessor of Atlas, was exchanged for Atlas common shares on a one-for-one basis. The Company has 400,000,000 Class A common shares authorized at December 31, 2022 and December 31, 2021, with a par value of $0.01 per share.
On February 28, 2020, the Company issued 29,891,266 common shares and reserved 6,664,270 common shares for holdback as part of the consideration paid for the acquisition of the shares of APR Energy (note 3). Concurrent with the acquisition, the Company issued 775,139 common shares to Fairfax to settle APR Energy’s indebtedness to Fairfax at closing.
During the year ended December 31, 2020, the Sellers returned 1,849,641 previously issued common shares to the Company and 557,139 Holdback Shares were cancelled. Of the common shares returned, 1,122,290 shares were permanently forfeited as part of post-closing purchase price adjustments. The remaining 727,351 shares are held in reserve as treasury shares. These shares may be issuable to the Sellers at a future date, subject to settlement of potential indemnified events. As of December 31, 2022, 727,351 common shares are issuable as Holdback Shares, including 727,351 shares held in treasury.
During the year ended December 31, 2022, 92,444 (December 31, 2021 – 350,138) shares were released from holdback and issued to the Sellers. Upon expiration of an indemnification, the remaining Holdback Shares of 2,749,898 were released and issued to the minority sellers in June 2022.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

19.    Preferred shares and share capital (continued):
(b)Preferred shares:
As at December 31, 2022, the Company had the following preferred shares outstanding:

	Shares				Liquidation preference
			Dividend rate per annum	Redemption by Company permitted on or after(1)	December 31, 2022	December 31, 2021
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	$127.3	$127.3
E(2)	15,000,000	—	8.25%	February 13, 2019	—	—
G(2)	15,000,000	—	8.20%	June 16, 2021	—	—
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
I	6,000,000	6,000,000	8.00%	October 30, 2023	150.0	150.0
J(3)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	300.0
(1)Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.
(2)On July 1, 2021, the Company redeemed all of its outstanding g 8.25% Series E Cumulative Redeemable Preferred Shares and outstanding 8.20% Series G Cumulative Redeemable Perpetual Preferred shares for cash at $25.00 per share plus all accrued and unpaid dividends.
(3)Dividends will be payable on the Series J Cumulative Redeemable Preferred Shares at a rate of 7.0% for the first five years after the issue date, with 1.5% increases annually thereafter to a maximum of 11.5%.
The preferred shares are subject to certain financial covenants. The Company is in compliance with these covenants on December 31, 2022.
(c)Restricted shares:
During the year ended December 31, 2022, the Company granted 5,556,610 restricted shares, to its board of directors, chairman of the board, and the Company's chief executive officer, of which nil restricted shares were forfeited. During the year ended December 31, 2021, the Company granted 75,910 restricted shares, to its board of directors, of which 11,984 restricted shares were forfeited.
(d)Restricted stock units:
During the year ended December 31, 2022, the Company granted 336,313 restricted stock units, to certain members of senior management. The restricted stock units generally vest over two years, in equal tranches. During the year ended December 31, 2022, 73,336 restricted stock units were forfeited (2021 – 35,402).
(e)Cumulative redeemable preferred shares:
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
(f)Warrants:
In April 2022, Fairfax exercised warrants to purchase 25,000,000 common shares of Atlas. The warrants, which were originally issued on July 16, 2018, had an exercise price of $8.05 per common share for an aggregate exercise price of $201,250,000. As of December 31, 2022, Fairfax continues to hold 6,000,000 warrants.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

20.    Earnings per share (“EPS”):

	Year ended December 31, 2022
For the year ended December 31, 2022	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	622.3
Less preferred share dividends:
Series D	(10.1)
Series E	—
Series G	—
Series H	(17.7)
Series I	(12.0)
Series J	(21.0)
Basic EPS:
Net earnings attributable to common shareholders	$561.5	267,148,000	$2.10
Effect of dilutive securities:
Share-based compensation	—	2,722,000
Fairfax warrants	—	3,396,000
Holdback shares	—	2,009,000
Senior Unsecured Exchangeable Notes	—	15,475,000
Diluted EPS:
Interest on exchangeable notes	7.6
Net earnings attributable to common shareholders	$569.1	290,750,000	$1.96

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

20.    Earnings per share (“EPS”) (continued):

	Year ended December 31, 2021
For the year ended December 31, 2021	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$400.5
Less preferred share dividends:
Series D	(10.1)
Series E	(5.5)
Series G	(8.0)
Series H	(17.8)
Series I	(12.0)
Series J	(11.7)
Basic EPS:
Net earnings attributable to common shareholders	$335.4	246,300,000	$1.36
Effect of dilutive securities:
Share-based compensation	—	2,433,000
Fairfax warrants	—	10,647,000
Holdback shares	—	5,572,000
Senior Unsecured Exchangeable Notes	—	902,000
Diluted EPS:
Net earnings attributable to common shareholders	$335.4	265,854,000	$1.26

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

20.    Earnings per share (“EPS”) (continued):

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

21.    Share-based compensation:
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
At December 31, 2022, there are 5,172,244 (December 31, 2021 – 1,149,008) remaining shares left for issuance under this Plan.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

21.    Share-based compensation (continued):
A summary of the Company’s outstanding restricted shares, phantom share units, and restricted stock units as of and for the twelve months ended December 31, 2022, 2021, and 2020 are presented below:

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV	Number of options	W.A. grant date FV
December 31, 2019	67,400	$8.15	507,001	$12.53	576,964	$8.01	500,000	$2.45
Granted	1,051,492	7.84	—	—	1,824,786	7.83	1,500,000	2.57
Vested and exercised	(67,400)	8.15	(20,000)	6.85	(313,231)	9.32	—	—
Cancelled	—	—	—	—	(79,635)	9.84	—	—
December 31, 2020	1,051,492	$7.84	487,001	$12.76	2,008,884	$7.57	2,000,000	$2.54
Granted	75,910	10.79	—	—	819,381	13.44	—	—
Vested and exercised	(1,051,492)	7.84	—	—	(326,135)	10.26	—	—
Cancelled	(11,984)	10.62	—	—	(35,402)	12.45	—	—
December 31, 2021	63,926	$10.82	487,001	$12.76	2,466,728	$9.10	2,000,000	$2.54
Granted	5,556,610	14.20	—	—	336,313	14.45	—	—
Vested and exercised	(5,563,926)	14.16	(32,001)	16.37	(1,077,081)	9.41	—	—
Cancelled	—	—	—	—	(73,336)	13.65	—	—
December 31, 2022	56,610	$14.25	455,000	$12.51	1,652,624	$6.16	2,000,000	$2.54
Vested and excercisable, December 31, 2022	—	$—	455,000	$12.51	—	$—	1,000,000	$2.56
During the year ended December 31, 2022, the Company amortized $23,492,000 (2021 – $11,203,000; 2020 – $7,068,000) in share-based compensation expense related to the above share-based compensation awards.
At December 31, 2022, there was $81,733,000 (2021 – $22,392,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 33 months.
(a)Restricted shares and phantom share units:
Common shares are issued on a one-for-one basis in exchange for the cancellation of vested and exchanged phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.
During the year ended December 31, 2022, the Company granted 56,610 restricted shares to its board of directors and the restricted shares vest on January 1, 2023.
In March 2022, the Company granted 4,000,000 unrestricted, fully vested shares to the chairman of the board with a requisite service period until September 1, 2027. From the grant date to December 31, 2022, if he ceases to act as a director, other than for reason of this death or disability, the shares will be forfeited and must be returned to the Company. From January 1, 2023 to the end of the service period, except in the event of his death or disability, a pro-rated number of shares will be returned for each month less than 56 that he serves.
In June 2022, the Company granted 1,500,000 unrestricted, fully vested shares to the Company's chief executive officer with a requisite service period until December 27, 2027. From the grant date to December 31, 2022, if the chief executive officer resigns without good reason or his employment is otherwise terminated under circumstances, the shares will be forfeited and must be returned to the Company.
During the year ended December 31, 2021, the Company granted 75,910 restricted shares to its board of directors and the restricted shares vested on January 1, 2022.
(b)Restricted stock units:
The restricted stock units generally vest over two or five years, in equal tranches. Upon vesting of the restricted stock units, the participant will receive common shares.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

21.    Share-based compensation (continued):
(b)Restricted stock units (continued):
During the year ended December 31, 2022, the Company granted 336,313 restricted stock units to certain members of senior management. The restricted stock units generally vest over two years, in equal tranches. During the year ended December 31, 2022, 23,336 restricted stock units were forfeited.
In August 2021, the Company granted certain executive officers 550,000 restricted stock units. The restricted stock units vest in five tranches annually beginning on January 3, 2022 and have a grant date fair value of $13.44 per unit. Of this, 50,000 restricted stock units were forfeited during 2022.
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
22.    Other information:
(a)Accounts payable and accrued liabilities:
The principal components of accounts payable and accrued liabilities are:

	2022	2021
Accrued interest	$60.5	$43.3
Accounts payable and other accrued liabilities	143.8	140.1
	$204.3	$183.4
(b)Supplemental cash flow information:

	2022	2021	2020
Interest paid	$232.0	$149.5	$156.2
Interest received	6.1	3.1	5.0
Undrawn credit facility fee paid	21.4	1.9	0.8
Income taxes (recovery)/paid	(14.5)	25.7	16.8

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

22.    Other information (continued):

	2022	2021	2020
Non-cash financing and investing transactions:
APR Energy loans settled in shares	$—	$—	$8.3
Asset retirement obligations liabilities incurred	—	—	5.3
Asset retirement obligations provision re-assessment	—	—	2.9
Cancellation of common shares issued on acquisition	—	—	12.5
Change in right-of-use assets and operating lease liabilities	127.2	9.6	1.2
Commencement of sales-type lease	—	343.9	57.0
Common shares issued on APR Energy acquisition	—	—	316.8
Contingent consideration asset related to APR Energy acquisition	—	—	95.2
Dividend reinvestment	—	—	0.3
Holdback Shares reserved on APR Energy acquisition	—	—	70.6
Interest capitalized on vessels under construction	2.8	4.0	—
Net assets acquired on acquisition	—	—	287.7
Purchase price adjustment related to APR Energy acquisition	—	—	4.5
Prepayments transferred to vessels upon vessel delivery	—	12.7	46.8
Reclassification on lease modification	—	—	377.4
	$130.0	$370.2	$1,286.5

	2022	2021	2020
Changes in operating assets and liabilities
Accounts receivable	$(61.6)	$35.2	$(17.1)
Inventories	(3.6)	0.2	(5.9)
Prepaids expenses and other, and other assets	29.1	(54.1)	(10.3)
Net investment in lease	20.5	14.9	13.3
Accounts payable and accrued liabilities	17.7	16.6	(16.4)
Settlement of decommissioning provisions	(36.9)	(6.0)	(5.9)
Deferred revenue	13.7	18.1	8.4
Income tax payable	(14.5)	(13.5)	3.9
Major maintenance	(47.5)	(38.7)	(54.6)
Other liabilities	—	18.9	(8.6)
Operating lease liabilities	(89.8)	(122.6)	(114.7)
Finance lease liabilities	(7.9)	—	—
Derivative instruments	7.4	26.5	22.5
Contingent consideration asset	3.2	6.1	18.7
	$(170.2)	(98.4)	(166.7)

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

22.    Other information (continued):
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2022	2021	2020
Cash and cash equivalents	$280.0	$288.6	$304.3
Restricted cash included in other assets (note 12)	11.0	38.2	38.2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$291.0	$326.8	$342.5
23.    Commitments and contingencies:
(a)Operating leases:
As at December 31, 2022, the commitment under operating leases for vessels is $571,908,000 for 2023 to 2029 and for other leases is $9,707,000 for 2023 to 2031. Total commitments under these leases are as follows:

2023	$117.6
2024	115.9
2025	118.9
2026	117.2
2027	80.4
Thereafter	31.6
$581.6
For operating leases indexed to three month LIBOR, commitments under these leases are calculated using the LIBOR in place as at December 31, 2022 for the Company.
(b)Vessels under construction:
As at December 31, 2022, the Company had entered into agreements to acquire 58 vessels (December 31, 2021 – 67 vessels). The Company has outstanding commitments for the remaining installment payments as follows:

2023	$2,438.1
2024	2,713.7
Total	$5,151.8
(c)Letter of credit:

As at December 31, 2022, the Company has $10,350,000 (December 31, 2021 – $10,350,000) in letters of credit outstanding in support of its mobile power generation business, all of which are unused.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

24.    Financial instruments:
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, income tax payable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of December 31, 2022, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees was $1,166,673,000 (December 31, 2021 – $2,326,568,000) and the carrying value was $1,232,988,000 (December 31, 2021 – $2,341,879,000). As of December 31, 2022, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $2,061,863,000 (December 31, 2021 – $1,419,508,000) and the carrying value was $2,119,657,000 (December 31, 2021 – $1,363,098,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, was estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of December 31, 2022, the fair value of the Company’s senior unsecured notes is $1,284,702,000 (December 31, 2021 – $1,349,212,000) and the carrying value is $1,302,350,000 (December 31, 2021 – $1,302,350,000). The fair value of the Company’s Senior Unsecured Exchangeable Notes was $195,478,000 (December 31, 2021 – $209,566,000) and the carrying value was $201,250,000 (December 31, 2021 – $201,250,000) or $201,250,000 (December 31, 2021 – $196,177,000), net of debt discount. The fair value of the Company’s Senior Secured Notes was $937,455,000 and the carrying value was $1,000,000,000. The fair value was calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts were categorized as Level 2 in the fair value hierarchy.
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
(b)Interest rate swap derivatives:
The Company uses interest rate derivative financial instruments, consisting of interest rate swaps to manage its interest rate risk associated with its variable rate debt. If interest rates remain at their current levels, the Company expects that $891,000 and $32,721,000 would be paid and received in cash, respectively, in the next 12 months on interest rate swaps maturing after December 31, 2022.The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

24.    Financial instruments (continued):
(b)Interest rate swap derivatives (continued):
As of December 31, 2022, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of December 31, 2022	Maximum notional amount(1)	Effective date	Ending date
1.9250%	$500.0	$500.0	January 31, 2022	February 2, 2032
5.4200%	234.9	234.9	September 6, 2007	May 31, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
1.6850%	100.0	100.0	November 14, 2019	May 15, 2024
0.6300%	84.0	84.0	January 21, 2021	October 14, 2026
0.6600%	84.0	84.0	February 4, 2021	October 14, 2026
1.6490%	80.0	80.0	September 27, 2019	May 14, 2024
1.4900%	24.3	24.3	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
In July 2022, the Company early terminated a swap with notional amount of $125,000,000 and fixed rate of 0.7270%.
(c)Financial instruments measured at fair value:
The following provides information about the Company’s financial instruments measured at fair value:

	2022	2021
Contingent consideration asset (note 12 (d))	$43.7	$55.3
Fair value of derivative assets
Interest rate swaps	107.1	6.1
Fair value of derivative liabilities
Interest rate swaps	1.5	28.5
There are no amounts subject to the master netting arrangements in the year ended December 31, 2022 or 2021.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

24.    Financial instruments (continued):
(c)Financial instruments measured at fair value (continued):
The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2022	2021	2020
(Gain) Loss recognized in net earnings:
(Gain) Loss on interest rate swaps (1)	$(120.6)	$(14.0)	$36.4
(Gain) on derivative put instrument	—	(0.1)	(0.9)
(Gain) Loss on contingent consideration asset	(0.9)	5.1	(6.8)
Loss reclassified from AOCL to net earnings(2)
Interest expense	—	0.2	0.3
Depreciation and amortization	1.0	1.0	1.0
(1)For the years ended December 31, 2022, 2021 and 2020, cash flows related to actual settlement of interest rate swaps were $12,722,000, $26,758,000 and $21,789,000 respectively. These are included in investing activities on the consolidated statements of cash flows.
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
25.    Subsequent events:
(a)On January 5, 2023, the Company declared quarterly dividends of $0.496875, $0.492188, $0.50000, $0.43750 per Series D, Series H, Series I and Series J preferred share, respectively, representing a total distribution of $15,223,000 to all shareholders of record on January 27, 2023.
(b)On January 5, 2023, the Company declared a quarterly dividend of $0.125 per common share to all shareholders of record as of January 20, 2023.
(c)On January 13, 2023, Fairfax Financial Holdings Limited (“Fairfax”) exercised the remainder of their warrants to purchase 6,000,000 common shares of Atlas. The warrants, of which 5,000,000 were issued in April 2021 and 1,000,000 in June 2021, had exercise prices of $13.00 and $13.71 per common share respectively, for an aggregate exercise price of $78,710,000.
(d)On January 13, 2023, in connection with its exercise under an existing lease financing agreement, the Company purchased a 10,000 TEU vessel at a pre-determined purchase price of $52,690,000.
(e)On January 17, 2023, the Company completed the sale of one 4,250 TEU vessel with gross proceeds of $21,600,000. Seaspan will continue to act as a third-party vessel manager for this vessel.
(f)In February 2023, the Company accepted the delivery of one newbuild 15,000 TEU vessel, which commenced a 12-year charter upon delivery.
(g)On March 3, 2023, the Company entered into amendments and restatements of the senior secured loan facilities and intercreditor and proceeds agreement that comprise its vessel portfolio financing program to, among other things, (i) increase the commitments under the bank loan facilities by $250,000,000, $200,000,000 of which were drawn immediately and $50,000,000 of which may be drawn by the Company on or before September 3, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2022, 2021 and 2020

25.    Subsequent events (continued):
(h)On March 13, 2023, the Company declared quarterly dividends of $0.496875, $0.492188, $0.50000, $0.43750 per Series D, Series H, Series I and Series J preferred share, respectively, representing a total distribution of $15,223,000 to all shareholders of record on April 28, 2023.
(i)On March 13, 2023, the Company declared a quarterly dividend of $0.125 per common share to all shareholders of record as of March 20, 2023 to be paid on March 31, 2023.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLAS CORP.

Date: March 15, 2023	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)