Form 20-F
period 2023-12-31
Atlas Corp.
filed 2024-03-14
CIK 1794846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Bing Chen
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
204,328,277 Common Shares, par value $0.01 per share
5,093,728 Series D Preferred Shares, par value of $0.01 per share
9,025,105 Series H Preferred Shares, par value of $0.01 per share
12,000,000 Series J Preferred Shares, par value of $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
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
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error correction are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
•the impact of the conflict between Israel and Hamas beginning October 2023 (the “Israel-Hamas Conflict”) and the subsequent attacks by Houthi Rebels from Yemen on commercial vessels traversing the Red Sea, Gulf of Aden and the Bab-el-Mandeb Strait (the “Red Sea Attacks”);
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
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters of our vessels and leases of our power generation assets with our existing customers or new customers;
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
Merger with Poseidon Acquisition Corp.
On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (“Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company (the “Chairman”), Ocean Network Express Pte. Ltd., (“ONE”) and certain of their respective affiliates (collectively, the “Consortium”), and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). Each common share outstanding prior to the Merger, other than common shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, the Chairman and the Company’s chief executive officer, was converted into the right to receive $15.50 per common share in cash. Accordingly, as of such date, all of the Company’s common shares are owned by Poseidon.
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

References to Seaspan’s customers are as follows:

Customer(1)	Reference
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Maersk Line A/S	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Ocean Network Express Pte. Ltd.	ONE
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM
Hyundai Glovis Co., Ltd.	Glovis
Evergreen Logistics Co., LTD	Evergreen
_______________________
(1)Contracts may be with subsidiaries of the listed customers.
We use the term “twenty-foot equivalent unit,” or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”. We identify the classes of our containerships by the approximate average TEU capacity of the containership in each class. However, the actual TEU capacity of a containership may differ from the approximate average TEU capacity of the containership in such containership’s class.
In October 2023, we entered the car carrier market through entry into shipbuilding contracts for the construction of eight Pure Car Truck Carrier (“PCTC”) newbuilds. We use the term “car equivalent unit”, or CEU, to describe the size of PCTC’s and the number of cars they have the capacity to transport. Collectively, we refer to containerships and PCTC’s as “our vessels”.
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
CEU. Car equivalent unit. Unit of measurement indicating the car carrying capacity of a vessel.
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
Newbuilding. A new ship under construction.
Off-charter. The period in which a vessel is not under charter and, accordingly, we do not receive hire.
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
We use the term “Notes” to refer, collectively, to the 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”), the 6.5% senior unsecured sustainability-linked bonds due 2024 (the “2024 NOK Bonds”), the 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds” and together with the 2024 NOK Bonds, the “NOK Bonds”), the sustainability-linked senior secured notes (the “Senior Secured Notes”) and the blue transition 5.5% senior unsecured notes due 2029 (the “5.5% 2029 Notes”), in each case issued by Seaspan, as well as the 7.125% senior unsecured notes due 2027 of Atlas (the “Atlas Notes”).
We use the term “Fairfax Notes” to refer, collectively, to our 5.50% senior notes due 2025 (the “2025 Fairfax Notes”), 5.50% senior notes due 2026 (the “2026 Fairfax Notes”) and 5.50% senior notes due 2027 (the “2027 Fairfax Notes”), which were held by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”). All of the Fairfax Notes were repaid prior to December 31, 2021.
Item 1.    Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2.    Offer Statistics and Expected Timetable
Not applicable.
Item 3.    Key Information
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.

C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Some of the following risks relate principally to our businesses and our business strategy. Other risks relate principally to regulation, our indebtedness and to ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results, ability to pay dividends on our preferred shares, ability to redeem our preferred shares or the trading price of our preferred shares.
Summary of Risk Factors
The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk Factors” section in full.
Risk relating to our business as a whole
•We expect acquisitions of new assets and lines of business to be a significant part of our growth strategy. Our acquisitions will involve numerous risks and if we are unable to identify suitable acquisition candidates or successfully integrate the businesses or assets we acquire, our growth strategy may not succeed.
Risks related to our vessel leasing business
•We derive our charter revenue from a limited number of customers, and the loss of any one customer or the long-term charters we have with them, further increases in the number of vessels on short-term charter or any material decrease in payments under our customer contracts could materially harm our business.
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
•We will be required to make substantial capital expenditures to acquire additional vessels, which may increase financial leverage or decrease our ability to redeem or pay dividends on our preferred shares. Delays in deliveries of our newbuild vessels could materially harm our business and, results of operations.
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
Legal, regulatory and litigation risks
•Failure to comply with applicable anti-bribery and corruption or economic sanctions and trade embargo laws and regulations could have a material adverse effect on our business.
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
Risks related to an investment in our securities
•We may not have sufficient cash from our operations to pay dividends on our preferred shares or redeem our preferred shares. The amount of cash we use to declare dividends and redeem our preferred shares is also subject to the discretion of our directors and the requirements of Marshall Islands law, among other factors.
•The NYSE and the Nasdaq Stock Market do not require an issuer with only publicly traded preferred stock and notes like us to comply with certain of its corporate governance requirements.
•Our approach to corporate governance may lead us to take actions that conflict with our preferred shareholders’ interests as preferred shareholders and our creditors’ interests as holders of our debt securities.
Risks from geopolitical conflicts
•Ongoing geopolitical conflicts such as the Israel-Hamas Conflict, Red Sea Attacks, and Russia-Ukraine conflict may create significant negative impacts on our business
General risk factors
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
We intend to seek acquisition opportunities both to expand into new lines of business and to enhance our position in our existing lines of business. This may entail the acquisition of new businesses, assets to contribute to our existing lines of business, including new or secondhand vessels, or vessels carrying other types of cargo, such as cars, and power generation assets, or both. However, our ability to do so will depend on a number of factors, including our ability to:
•obtain financing that we may need to complete proposed acquisitions;
•identify suitable acquisition candidates;
•negotiate appropriate acquisition terms; and
•complete the proposed acquisitions.
If we fail to achieve any of these steps, our growth strategy may not be successful, which could materially harm our business, results of operations and financial condition.
Acquisitions involve numerous risks, notably integration challenges and the potential failure to achieve expected benefits. Acquisitions may also result in significant integration costs and exposure to unanticipated liabilities.
Acquisitions involve risks such as potential difficulties in the assimilation of the operations, systems, controls, technologies, personnel, services and products of an acquired company, the potential loss of key employees, customers and distributors of an acquired company. We may not accurately anticipate all of the changing demands that any future acquisition may impose on our company. The failure to successfully integrate acquired businesses or assets in a timely manner, or at all, could have an adverse effect on our business, financial condition and results of operations.
Integration efforts associated with our acquisitions may require significant capital and operating expense. Such expenses may include information technology integration fees, legal compliance costs, facility closure costs and other restructuring expenses. Unexpected integration expenses may materially harm our business, results of operations and financial condition. Failure to realize the anticipated benefits and synergies within a reasonable time could adversely impact our business, financial condition and results of operations.
Risks related to our vessel leasing business
We derive our charter revenue from a limited number of customers. The loss of any one customer or our long-term charters that we have with them, further increases in the number of vessels on short-term charter or any material decrease in payments under our customer contracts could materially harm our business, results of operations and financial condition.
As of December 31, 2023, we had eight customers of which four customers contributed over 10% of total revenue during 2023. Under some circumstances, we could lose a time charter or payments under the charter if:
•the customer fails to make charter payments because of financial inability or distress, disagreements with us, defaults on a payment or otherwise;
•at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or
•the customer exercises certain limited rights to terminate the charter, including (1) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify such failure and (2) under some charters if the vessel is off-hire or unavailable for operation for a specified period of time or if delivery of a newbuilding vessel is delayed for a prolonged period of time.
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
Governments have used, and may continue to use, trade barriers in order to protect their domestic industries against foreign imports, or for other purposes. Most of our containership customers’ business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China. In recent years, increased trade protectionism affecting China and other markets our customers serve, has caused increases in the cost of goods exported, in delivery times and in export risks, as well as a decrease in the quantity of goods shipped.
China’s imports and export of goods may continue to be negatively affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating tariffs between the U.S. and China, and has also impacted trade relations among other countries. While a trade agreement was reached between China and the U.S. in January 2020 aimed at easing the dispute, there can be no assurance that there will not be any further escalation.
The Chinese government’s policies to boost domestic consumption may limit the supply of goods for export and may in turn lower cargo shipping demand.
A global or regional economic downturn could also reduce supply and demand for Chinese-made goods available for export. Any hindrance to Chinese exporters, as a result of tariffs or government policies, could harm our customers' businesses and in turn, materially damage our business.
On January 1, 2021, following the United Kingdom’s (the “U.K.”) withdrawal from the European Union (the “EU”) (also known as “Brexit”), a new trade deal between the EU and the U.K. went into effect. Additionally, the end of free movement could significantly disrupt the exchange of people and services between the U.K. and the EU, resulting in the imposition of impediments to trade.
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
•seaborne and other transportation patterns;
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
A more active short-term or spot containership market may require us to enter into charters based on changing market prices, rather than on a long-term, fixed-rate, which could lower our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could cause our customers to pressure us to reduce our rates under our existing charters. Besides the risk of charter rate fluctuations, there is also the inherent risks of lost revenue due to idling vessels and/or additional mobilization costs in between short-term charters. This variability in our cash flow and earnings could materially harm our business, results of operations and financial condition.
The business and activity levels of shipbuilders and other third parties with which we do business, and their respective abilities to fulfill their obligations under agreements with us, may be hindered by any deterioration in the shipping industry, credit markets or other negative developments.
Shipbuilders that we engage to construct newbuild vessels may be affected by future instability of the financial markets and other market conditions or developments, including the fluctuating price of commodities and currency exchange rates and global disruptions to markets, supply chains and shipbuilders' operations, such as those caused by the ongoing Russia-Ukraine Conflict, Israel-Hamas Conflict, and the Red Sea Attacks. In addition, the refund guarantors under shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders) may also be negatively affected by adverse market conditions and, as a result, may be unable or unwilling to meet their obligations due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this could materially harm our business, results of operations and financial condition.
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
Competition for providing new containerships for chartering purposes comes from several experienced shipping companies, including from other independent charter owners and from state-sponsored and other major entities with their own or leased fleets. Some of our peers have significantly greater financial resources than we do and may be able to offer better charter rates.
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
We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding vessels and any additional vessels we acquire in the future, which may result in increased financial leverage or dilution of our equity holders’ interests or decreased ability to redeem our preferred shares.

As at December 31, 2023, we had contracted to purchase 40 newbuilding vessels, comprised of 36 containerships and four PCTCs, with scheduled delivery dates through 2027. The total purchase price of the 40 newbuilding vessels is estimated to be approximately $3.8 billion. Although we have secured financing for all such containerships, not all of these financings are available prior to delivery. We are in the process of obtaining financing for the PCTCs. Further, we may add to our newbuild program. The acquisition of additional newbuild or existing vessels or businesses will require significant additional capital expenditures.
To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, draw on existing sale-leaseback or other financing arrangements, or use a combination of these methods. Use of cash from operations may reduce cash available to pay dividends to our shareholders, including holders of our preferred shares, or to redeem our preferred shares. Incurring additional debt may significantly increase our interest expense and financial leverage, and may restrict our ability to borrow. Our ability to obtain or access bank financing for future debt may be limited by our financial condition at the time of any such financing and covenants in our credit facilities, as well as by adverse market conditions. Where we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could materially harm our business, results of operations and financial condition.
Delays in deliveries of our newbuilding vessels could materially harm our business, results of operations and financial condition.
The delivery of the vessels we have ordered, or any other vessels we may order, could be delayed, which would delay our receipt of revenue under the charters for the vessels and, if the delay is prolonged, could permit our customers to terminate the newbuilding vessel charter. The occurrence of any of such events could materially harm our business, results of operations and financial condition.
The delivery of the vessels could be delayed because of:
•work stoppages or other labor disturbances that disrupt any of the shipyards’ operations;
•quality or engineering problems;
•changes in governmental regulations or maritime self-regulatory organization standards;
•bankruptcy or other financial crisis of any of the shipyards;
•a backlog of orders at any of the shipyards;
•hostilities, or political or economic disturbances in South Korea or China, where the containerships and PCTCs are being built;
•weather interference or catastrophic event, such as a major earthquake, fire or tsunami;
•disruptions due to an outbreak of disease;
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
In addition, each of the shipbuilding contracts for our newbuilding vessels contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could materially harm our business, results of operations and financial condition.
Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. We have only recently begun to commission vessels of a certain size, specification, or cargo type (in the case of PCTCs) and therefore may be more susceptible to additional design and operational challenges. Any disruptions in the operation of our vessels resulting from these defects, and particularly if such disruptions would constitute grounds for a customer to cancel or terminate a charter, could materially harm our business, results of operations and financial condition.
Excess supply of global containership capacity may limit our ability to operate our vessels profitably.
As of February 1, 2024, newbuilding containerships representing approximately 24.6% of the existing global fleet capacity as of that date were under construction. Notwithstanding that some orders may be cancelled or delayed, the substantial orderbook may expand the world containership fleet over the next few years. This potential increase could lead to lower charter rates or extended periods of low charter rates, which may negatively impact our ability to secure profitable charters upon the expiration or termination of our containerships’ current time charters, if at all. Until such capacity is fully absorbed by the container shipping market, the industry may experience ongoing downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.
Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.
Various factors influence charter rates, vessel value, and operational lifespan, encompassing efficiency (speed, fuel economy, loading and unloading speed), flexibility (ability to enter harbor or through canals, or to access docking facilities), and physical longevity tied to design, maintenance, and operational stress. If newly promoted fuel-efficient ship designs or future containerships with better efficiency, flexibility, and longevity emerge, they could impact our vessels’ charter hire income once their initial contracts end and vessel resale value, which could materially harm our business, results of operations and financial condition.
Risks inherent in the operation of ocean-going vessels could materially harm our reputation, business, results of operations and financial condition.
Operating ocean-going vessels inherently carries risks such as marine disasters, collisions, environmental accidents, and disruptions due to factors like mechanical failure, human error, weather, war, or strikes. Such risks could result in death or injury to persons, property losses or environmental damage, delays in delivery, loss of revenue from or termination of charter contracts, regulatory penalties or restrictions, higher insurance rates, and damage to our reputation and customer relationships. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could materially harm our business, results of operations and financial condition.
Piracy is an inherent risk that has historically affected the operation of vessels trading in certain regions of the world. We may not be adequately insured to cover losses from these incidents, which could materially harm our business, results of operations and financial condition. The loss of use of a vessel due to piracy may harm our customers, impairing their ability to make payments to us under our charters, which could materially harm our business, results of operations and financial condition.
We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. If our vessels are found with contraband, whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations and financial condition.
Since January 2024, all of the containerships owned and operated by us have been diverted from the Red Sea in response to the ongoing Red Sea Attacks. See “Effects of the Israel-Hamas Conflict and Red Sea Attacks”.
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
Our business may continue to be negatively impacted by inflation
Continued or increased inflation may have a negative impact on our business. Current and future inflationary effects may be driven by, among other things, supply chain disruptions, governmental stimulus or fiscal policies, the Russia-Ukraine Conflict, the Israel-Hamas Conflict and the Red Sea Attacks.
As a result of the heightened inflation experienced in 2023, we have incurred higher vessel operation expenses (including higher crewing cost and victualling budget) and higher cost of steel used for dry-docking. To curtail sustained levels of high inflation, the Federal Reserve in the United States and central banks in other countries have raised, and may continue to raise, interest rates, which in turn caused, and may continue to cause, the interest expenses on our debt to increase. In an inflationary environment, our cost of capital, labor and materials may increase further and the purchasing power of our cash resources may decline. In addition, heightened inflation has adversely affected the businesses of shipbuilders, which has resulted in and may continue to result in renegotiations for the delivery date of newbuild vessels and for additional costs for the construction of our newbuild vessels. If our shipbuilders are unable or unwilling to meet their obligations to us, this could materially harm our business, results of operations and financial condition.
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
Legal, regulatory and litigation risks
Failure to comply with applicable anti-bribery and corruption laws and regulations could result in fines and criminal penalties, terminations of charters, financing arrangements and other significant contracts, and a material adverse effect on our business.
We operate in a number of countries throughout the world, including countries where there is an elevated risk of corruption. We are committed to doing business in accordance with applicable anti-bribery and corruption laws and have adopted a Standards of Business Conduct Policy which is consistent and in full compliance with the UK Bribery Act 2010 and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We train our personnel concerning anti-bribery and corruption laws and issues, and also inform our partners, subcontractors, suppliers, agents and others who work for us or on our behalf that they must comply with anti-bribery and corruption law requirements. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents, or the third parties with which we do business, may take actions determined to be in violation of such anti-bribery and corruption laws, including the UK Bribery Act and FCPA. Any violation of anti-bribery and corruption laws and regulations could result in substantial fines, sanctions, civil and/or criminal penalties, as well as breaches of our material contracts, which would have a material adverse effect on our business, financial condition and results of operations. In addition, actual or alleged violations could cause us to breach the terms of our financings and damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
If we are found to be in violation of sanctions, there could be a material adverse effect on our reputation, business, financial condition or results of operations, or the market for our securities.
We are subject to U.S. and EU economic sanctions and trade embargo laws and regulations as well as equivalent economic sanctions laws of other relevant jurisdictions. These laws and regulations vary across jurisdictions, targeting different entities and activities. The sanctions and embargo laws and regulations can change over time and the lists of sanctioned persons and entities are amended frequently. Moreover, sanctions often extend to entities owned or controlled by the persons or entities designated in such lists. The U.S. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories have been the target of sanctions. The U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Any violation of sanctions and embargo laws and regulations could result in substantial sanctions and penalties and defaults under our financing and other material contracts, all of which would materially adversely effect our reputation, business, financial condition and results of operations.
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
Any additional sanctions imposed on certain persons, entities and regions in response to the Israel-Hamas Conflict and Red Sea Attacks may also adversely affect our ability to conduct our business.
We are subject to stringent environmental regulation that could require significant expenditures and affect our operations.
Our business and operations are materially affected by environmental regulations, including international, national, state and local laws, regulations, conventions and treaties and standards in force in jurisdictions in which we do business, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and, in respect of our vessels, ballast water management and vessel recycling. These regulations require us to obtain regulatory licenses, permits and other approvals and to comply with the requirements of such licenses, permits and other approvals, which can carry substantial costs. There can be no assurance that:
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
We cannot guarantee ongoing compliance with such regulations. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, as well as closures of our power plants, detention of our vessels or denial of access to ports. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and cleanup to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax, financial assurance requirements or other liens on the responsible parties to secure the parties' reimbursement obligations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.
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
Many governmental bodies have adopted, or are considering the adoption of treaties or national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to concerns about climate change. The Paris Agreement, in which almost 200 countries pledged to reduce their greenhouse gas emissions and set firm target reduction goals, was signed in 2016. Recently, the push for both governments and businesses to adopt zero net carbon targets has been reinvigorated, with the COP26 summit in November 2021 resulting in the Glasgow Climate Pact, pursuant to which over 140 countries pledged to reach net-zero carbon emissions. Additionally, more than 450 private firms, managing $130 trillion, approximately 40% of the world’s financial assets, pledged to reach net-zero carbon emissions by 2050, and to set interim goals for 2030. Compliance with laws, regulations and obligations relating to climate change, including those promulgated as a result of such international pledges and negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our assets, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. For example, the IMO has introduced initiatives to reduce greenhouse emissions from the shipping industry with specified targets using the Energy Efficiency Existing Vessel Index (“EEXI”) and a Carbon Intensity Indicator (“CII”). It could adversely affect us if we fail to adopt and implement EEXI and/or CII measures for our vessels.
The European Union has also adopted a set of measures to reduce greenhouse gas emissions from the shipping industry and as of January 1, 2024, the European Union’s Emission Trading Scheme (“EU ETS”) has been extended to cover greenhouse gas emissions from vessels of 5,000 gross tonnage and above entering EU ports. Under EU ETS, we intend to assume responsibility as “shipping company” (as defined in EU ETS Directive 2003/87/EC (the “ETS Directive”)) for some or all of the vessels we manage. The application of EU ETS would require us, as “shipping company” to obtain and surrender emission allowances to cover emissions for voyages in and out of Europe. This application may have a significant cost impact to us if our customers do not assume responsibility for the cost of the emission allowances and the increased administrative and compliance costs. The ETS Directive provides that EU Member States shall take necessary measures to ensure that the party who bears ultimate responsibility for the purchase of the fuel or operation of the vessel (or both) is the entity who bears ultimate responsibility for the cost of emissions and that the “shipping company” is entitled to reimbursement from that entity (in other words, the charterer of the vessel) for the costs arising from the surrender of allowances. There is, however, remaining uncertainty as to how each EU Member State will enshrine this principle in its national legislation (if at all). The ultimate responsibility for compliance will, in any event, always rest with the “shipping company”. See “Item 4. Information on the Company—B. Business Overview— Other Greenhouse Gas Legislation”
Compliance with safety and other vessel requirements imposed by flag states may be costly and could harm our business, results of operations and financial condition.

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
Since the events of September 11, 2001, U.S. and Canadian authorities have increased container inspection rates. Governments increased investment in non-intrusive container scanning technology and they are interested in electronic monitoring technology for remote, centralized monitoring of containers during shipment. Also, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels. Potential future changes to existing inspection and security procedures are uncertain and could impose additional financial and legal obligation on carriers. This may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could materially harm our business, results of operation and financial condition.
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
The vast majority of our vessels are registered and flagged in Hong Kong. The government could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could materially harm our business, results of operations and financial condition.
The legal system in China has inherent uncertainties that could limit the legal protections available to us, and the legal and geopolitical risks associated with our activities could materially harm our business, results of operations and financial condition.
We conduct a substantial amount of business in China and with Chinese counterparties. As of March 1, 2024, a total of 23 of the 161 vessels in our current fleet were chartered to Chinese customers and in 2023 our revenues from Chinese customers represented 22.1% of our total revenue from our containership segment. Many of our vessels regularly call to ports in China. In addition, we have entered into financing arrangements with certain Chinese financial institutions.
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
While many of our charter agreements and financing arrangements are governed by English law, enforcing any judgment rendered by an English court (or other non-Chinese court) against China based customers, charter guarantors or lenders with respect to charters, charter guarantees or credit agreements in China may be challenging. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels and we have refund guarantees from Chinese financial institutions for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, enforcing judgments against these shipbuilders or against the refund guarantors in China may also be difficult.
Our agreements with Chinese counterparties, including our charters, shipbuilding agreements and financing agreements may be subject to new regulations in China that may require us to incur new or additional compliance or administrative costs, and pay new taxes or other fees to the Chinese government. In addition, China has enacted a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The laws and regulations may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.
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
Risks related to tax
We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the U.S., the U.K., Hong Kong and China, which would reduce our earnings.
There is a risk that we will be subject to income tax in one or more jurisdictions, including the U.S., the U.K., Hong Kong and China, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption or reduced taxation under local taxation rules or applicable tax treaties. Please read “Item 4. Information on the Company—B. Business Overview—Taxation of the Company.”
Changes to tax laws and tax treaties could have an adverse impact on our business, results of operation and financial condition.
Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where we are subject to tax could increase the amount of tax payable by us. In addition, the U.K. government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational corporations. Recently, the OECD has published guidance aimed at reforming the profit allocation and nexus rules for taxing the profits of, and achieving a global minimum level to taxation for, certain multinational corporations. Effective for tax years beginning on or after December 31, 2023, U.K. companies with consolidated revenue in excess of EUR 750 million will be subject to a multinational top-up tax (“MTT”) and a domestic top-up tax (“DTT”) as codified in Part 3 and Part 4 of the Finance (No. 2) Act 2023, respectively. These measures constitute the U.K.’s adoption of a qualifying income inclusion rule and a qualifying domestic minimum top-up tax as defined in the OECD's Global Anti-Base Erosion Model Rules. The application of the MTT and DTT could have an adverse impact on our business, results of operation and financial condition.
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
Atlas Corp. is a U.K. tax resident. If Atlas’ U.K. tax residency is not maintained, the amount of tax payable by us could increase, which could have a material adverse impact on the business, results of operation and financial condition.
As a company incorporated in the Republic of the Marshall Islands, Atlas is not automatically treated as a U.K. resident for tax purposes. Our directors intend to meet all requirements of U.K. tax residency for Atlas by establishing that central management and control is carried out in the U.K. If tax residency is not maintained solely in the U.K. or if Atlas does not meet the conditions for the exemptions from U.K. corporation tax in respect of dividends, the amount of tax payable by us could increase, which could have a material adverse impact on our business, results of operation and financial condition. In addition, were Atlas to be treated as tax resident in an alternative and/or additional jurisdiction, this could increase the aggregate tax burden of us and our shareholders.
Risks related to financing and indebtedness
We may not be able to timely pay, or be able to refinance, amounts owed under our credit facilities, Notes, vessel leases and other financing arrangements.
We have significant normal course payment obligations under our credit facilities, Notes, and vessel leases (operating and finance) and other financing arrangements, both prior to and at maturity, of approximately $0.6 billion in 2024 and an additional $7.8 billion through to maturity, which extends to 2038. In addition, under our credit facilities, vessel leases, and other financing arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a specified grace period) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant asset (with the repayment amount increasing if asset values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of vessel lease arrangements.
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
As of December 31, 2023, we had $3.3 billion aggregate principal amount of debt outstanding under our credit facilities and Notes, and vessel leases (operating and finance) and other financing arrangements of approximately $5.1 billion. The amounts outstanding under our credit facilities and our vessel leases (operating and finance) and other financing arrangements will increase following the delivery of the 40 newbuild vessels, including four PCTCs that we have contracted to purchase.
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
If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due which could negatively impact our business, results of operations and financial condition. See also —“Our business may continue to be negatively impacted by inflation” above.
Exposure to interest rate fluctuations may result in fluctuations in our results of operations and financial condition.
As of December 31, 2023, we had an aggregate of approximately $3.3 billion outstanding under our credit facilities and our Notes, and vessel leases (operating and finance) and other financing arrangements of approximately $5.1 billion. The majority of our credit facilities and vessel leases and other financing arrangements are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations and their impact on the fair value of our interest rate swaps may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”
Restrictive covenants applicable to our credit facilities, Notes and vessel leases and other financing arrangements impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such financing and lease arrangements and our ability to pay dividends on our shares or redeem our preferred shares.
To borrow funds under our existing credit facilities and vessel leases and other financing arrangements, we must, among other things, meet specified financial covenants. We are prohibited under certain of our existing credit facilities and vessel leases and other financing arrangements from incurring total borrowings in an amount greater than 75.0% of our total assets (as defined in the applicable agreement). In addition, we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in such credit facilities and vessel leases and other financing arrangements and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are unable to satisfy such requirements, we may be unable to borrow additional funds or may be in breach, which could require us to repay outstanding borrowings. We may also be required to prepay amounts borrowed under some or all of our credit facilities, our Notes and vessel leases and other financing agreements if we experience a change of control (as defined in the relevant agreement, lease or indenture). These events may result in financial penalties to us under our leases.
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
Accordingly, we may need to seek consent from our lenders, lessors or holders of our Notes in order to engage in some corporate actions. The interests of our lenders, lessors and holders of our Notes may be different from ours, and we may be unable to obtain our lenders’, lessors’ or Note holders’ consent when and if needed. In addition, we are subject to covenants applicable to our preferred shares. If we do not comply with the restrictions and covenants applicable to our credit facilities, Notes, or vessel leases and other financing arrangements, results of operations and financial condition and ability to pay dividends on our shares or redeem our preferred shares will be negatively impacted.
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
Risks related to an investment in our securities
We may not have sufficient cash from our operations to enable us to pay dividends on our preferred shares or redeem our preferred shares following the payment of expenses.
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
The NYSE and the Nasdaq Stock Market do not require an issuer with only publicly traded preferred stock and notes like us to comply with certain of its corporate governance requirements.
Our Series D Preferred Shares and Series H Preferred Shares are listed on the NYSE and the Atlas Notes are listed on the Nasdaq Global Select Market. Because we only have preferred shares and notes that are publicly traded, the NYSE and the Nasdaq Stock Market do not require us to have, and we do not intend to have, a majority of independent directors on our Board of Directors or to establish a nominating and corporate governance committee. Accordingly, holders of our preferred shares and notes will not have the same protections afforded to certain corporations that are subject to all of the NYSE and Nasdaq Stock Market corporate governance requirements.
Our approach to corporate governance may lead us to take actions that conflict with our preferred shareholders’ interests as preferred shareholders and our creditors’ interests as holders of our debt securities.
All of our common shares are owned by Poseidon. Poseidon has no obligation to contribute additional funds(directly or indirectly) to Atlas. Accordingly, Poseidon can appoint the members of our Board of Directors and the outcome of corporate actions requiring stockholder approval, including mergers, consolidations and the sale of all or substantially all of our assets. The interests of Poseidon could conflict with those of our preferred shareholders and public debt holders. For example, if we encounter financial difficulties or are unable to pay our debts as they come due, the interests of Poseidon might conflict with the interests of our preferred shareholders and noteholders.

Risks from Geopolitical conflicts may negatively affect and have significant impacts our business
Geopolitical conflicts (such as the ongoing Russia-Ukraine Conflict and the escalating Israel-Hamas Conflict and Red Sea Attacks) have created instability to macro-economic conditions in recent years, including high volatility in the price of commodities, global economic uncertainty, reduced global trade and downward financial market conditions.
Escalating tensions, increasing military involvement and actions and growing sanctions caused by such conflicts may bring continued volatility and disruptions, and in turn may cause, directly and indirectly, deterioration in the global economy, financial and credit markets and disruptions to the supply chain, which in turn, may have a material adverse effect on our business, financial and liquidity conditions, as well as the business of our customers.
Impacts of the Israel-Hamas Conflict and Red Sea Attacks
On October 7, 2023, Hamas, a U.S.-designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing (the “Israel-Hamas Conflict”). Hostilities between Israel and Hamas could escalate and involve surrounding countries in the Middle East.
Following the commencement of the escalating Israel-Hamas Conflict, Houthi rebels from Yemen boarded and hijacked the vehicle carrier vessel Galaxy Leader on November 19, 2023. Houthi rebels have attacked and continue to attack numerous other commercial vessels travelling to the Red Sea through the Bab-el-Mandeb Strait (the “Red Sea Attacks”) including vessels operated by us, which did not sustain damage. In response to the ongoing Red Sea Attacks, a multinational coalition led by the United States launched Operation Prosperity Guardian, a military operation aimed at ensuring freedom of navigation and safety of maritime traffic through the deployment of military vessels to escort commercial vessels passing through the Red Sea, Bab-el-Mandeb Strait and the Gulf of Aden. In January 2024, the U.S. States and U.K carried out strikes against Houthi targets in Yemen.
While some commercial vessels continue to travel through the Red Sea and Bab-el-Mandeb Strait, the Red Sea Attacks have caused many vessel operators to divert their vessels away from the Red Sea routes and around Africa’s Cape of Good Hope. Since January 2024, all of the containerships owned and operated by us have been diverted from the Red Sea. Diverting vessels via the Cape of Good Hope lengthens the overall vessel journey by approximately 1,900 nautical miles on Asia-North Europe routes, which has resulted in increased operating costs for our customers, and delays in shipping times.
The intensity and duration of both the Israel-Hamas Conflict and the Red Sea Attacks are difficult to predict and their impact on the global economy, the shipping industry and our business is uncertain. Such conflicts may exacerbate market volatility, cause inflation in consumer goods, and may impact access to and pricing of capital.
Impacts of the Russia-Ukraine conflict
The Russia-Ukraine conflict, which began in February 2022, has created volatility and disruption to the global economy (including the prices of commodities, and the capital markets). In our containership business, costs increased due to the war’s impact on supply chains, on the availability of workers, on our ability to conduct crew transfers and on our customers’ businesses. It remains difficult to predict the long-term effect the Russia-Ukraine conflict may have on our seafarers and other operations. The Russia-Ukraine conflict may continue to exacerbate market volatility and impact access to and pricing of capital, which may continue to disrupt global credit and financial market and in turn negatively impact our business, results of operations, financial condition and profitability.
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
Item 4.    Information on the Company
A.History and Development of the Company
Atlas Corp. is a Republic of the Marshall Islands corporation incorporated under the Marshall Islands Business Corporations Act on October 1, 2019 for the purpose of facilitating a holding company reorganization. On February 28, 2020, after the reorganization, Atlas completed the acquisition of all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy. Atlas Corp. is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries. We maintain our principal executive offices at 23 Berkeley Square, London, United Kingdom, W1J 6HE, and our telephone number is +44 20 7788 7819. We maintain an Internet site at https://atlascorporation.com. The information contained on our website or information about us that can be accessed through our website will not be deemed to be incorporated into this Form 20-F.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by Atlas are available to the public on the SEC website at www.sec.gov (commission file number 001-39237).
In connection with the Merger (as defined below), all of Atlas’ common shares are held by Poseidon.
B.Business Overview
General
Atlas Corp. is a global asset manager and the parent company of Seaspan and APR Energy. We have two reportable segments: vessel leasing and mobile power generation. Our vessel leasing segment, which is conducted through Seaspan, owns and operates a fleet of vessels which it charters to major liner companies. Our power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers through various contracts. In March 2021, Atlas entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders’ agreement with ZE to form the joint venture (“ZE JV”). The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply.
Poseidon Acquisition of Atlas
On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Corp. (then known as Poseidon Acquisition Corp., “Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the board of directors of the Company, Ocean Network Express Pte. Ltd., and certain of their respective affiliates, and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”).
In connection with the consummation of the Merger, the Company’s common shares were suspended from trading from the New York Stock Exchange (the “NYSE”) on March 28, 2023 and were delisted from the NYSE on April 10, 2023 (the “Delisting”). Atlas’ preferred shares remain outstanding and continue to trade on the NYSE.
The foregoing description of the Merger and the transactions contemplated thereby is not complete, and is subject to, and qualified in its entirety by reference, to the full text of the Merger Agreement, which is incorporated herein by reference as Exhibit 2.1

Resignation of Members of the Board of Directors and Changes to Committees
In connection with the closing of the Merger and in accordance with the terms of the Merger Agreement, on March 28, 2023, each of Lawrence Chin, John Chi Hung Hsu, Nicholas Pitts-Tucker, Stephen Wallace and Katie Wade resigned as members of the Board of Directors of the Company and each of its subsidiaries. The remaining members of the Board of Directors of the Company are David L. Sokol, chair, Bing Chen and Lawrence Simkins. The Board of Directors appointed Messrs. Sokol and Simkins, who are considered independent directors under the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as the members of the audit committee. Under the listing standards of the NYSE, as the Company has only preferred shares listed for trading, the Company is not subject to other corporate governance requirements, including the requirement to have a compensation committee or a nominating/corporate governance committee comprised of directors who are independent under the listing standards of the NYSE.
Vessel Leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with eight major container liner companies, of which four customers each contributed over 10% of total revenue for the year ended December 31, 2023. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 1, 2024, we operated a fleet of 161 vessels, totaling 1,648,700 TEU, that have an average age of approximately seven years, on a TEU weighted basis. As at March 1, 2024, we have 31 newbuild vessels under construction delivering through to December 2027.
Our primary objective for Seaspan is to continue to grow our vessel leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
Seaspan Fleet
The following table summarizes key facts regarding our 153 containership vessels as of December 31, 2023:

	Operating Vessels					Newbuild Vessels
Vessel Class (TEU)	# Vessels (Total fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels	Average Length of Charter
2,500-3,500	14	6	15.6	1.1	$14.4	—	—
4,250-5,100(2)	19	12	15.0	2.3	31.7	—	—
7,000-9,600(3)	25	12	11.8	4.0	39.6	20	11
10,000-11,000(4)	33	6	8.2	3.5	33.2	—	—
11,800-13,100(5)	27	1	6.7	5.6	39.2	—	—
14,000 - 15,000	28	2	4.7	5.4	46.4	—	—
15,000-16,000(6)	5	—	0.2	10.9	38.2	16	11
24,000+(7)	2	—	0.3	17.7	41.9	—	—
Total/Average	153	39	7.3	4.4	$36.1	36	11
(1)Excludes options to extend charter.
(2)Includes 1 vessel classified as asset held for sale.
(3)Includes 3 vessels on bareboat charter.
(4)Includes 8 vessels on bareboat charter.
(5)Includes 6 vessels on bareboat charter.
(6)Includes 2 vessels on bareboat charter.
(7)Includes 2 vessels on bareboat charter.
In addition, the Company has entered into shipbuilding contracts for four 10,800 CEU PCTC newbuild vessels as of December 31, 2023. For more information, please read “Item 5. Recent Developments in 2023 and 2024—Vessel Acquisitions and Deliveries”.

Charters
We charter our vessels primarily under long-term, fixed-rate time charters.
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
•a cadet training program; and
•recruiting and retaining highly skilled and talented people in our technical ship management offices in Vancouver and Hong Kong.
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
Sale and Purchase of Vessels
Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time-chartered vessels. Certain of our bareboat charters have purchase obligations and require the charterer to purchase the vessel upon termination of the bareboat charter. The purchase obligation may be at a pre-determined amount or at a purchase price equivalent to the fair value within a pre-determined range depending on the charter.
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
Power Generation
Through APR Energy, we also operate a fleet of power generation assets (gas turbines and other power generation equipment), providing electricity to customers including large corporations in the oil and gas, mining and other industries and both government backed and private utilities. As of March 1, 2024, we operated a fleet of 30 gas turbines and 274 diesel generators. The average age of the turbines is 10 years and the average age of our diesel generators is 12.5 years.
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
The 12 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as a proportioned impact of claim records of all other members of the individual associations.
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
Power Generation. A portion of APR Energy’s demand is subject to seasonality as it pertains to customers with increased power demand due to either hot temperatures in the summertime or cold temperatures in the wintertime. The exigent events that drive some of APR Energy’s response driven projects are seasonal such as hurricane or drought driven demand but can easily occur any time of year, such as power plant failures, earthquakes or tsunamis. The bulk of APR Energy’s demand results from a lack of planning, electricity demand outstripping supply in general, political events or delays in investment, none of which are driven by seasonality.
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
International Maritime Organization
The IMO is the United Nations’ agency for maritime safety. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships (“MARPOL”), imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances. We believe all of our vessels currently are Annex VI compliant, as applicable.
In 2018, the IMO adopted measures to reduce Green House Gases (“GHG”) emission from international shipping, which measures are consistent with the Paris Agreement goals. To comply with the new requirements, existing vessels will have to take measures to align with the design index applicable to IMO’s phase 3 design criteria for new ships. Several vessels in our fleet will go through the process of limiting engine power to achieve compliance by due date. There are other ongoing initiatives to improve operational efficiency of our vessels such as hydrodynamic modifications, selection of high performance hull coatings and cargo loadability improvements, amongst other measures to improve carbon footprint from our vessels. We may be subject to significant costs and expenses if we fail to meet these new requirements and any of our ships is non-compliant. The IMO also requires ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year. We currently report and report fuel consumption to flag state pursuant to these requirements.
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
The IMO’s Ballast Water Management Convention requires ships to manage their ballast water in such a way that aquatic organisms and pathogens are removed or rendered harmless before discharging the water. The compliance deadline for installation of ballast water treatment (“BTW”) systems is September 2024. We adopted the BTW technology for our newbuild vessels in the early stages and are on track to complete installation of approved BWT systems before the IMO compliance date.
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
Clean Water Act and Ballast Water Regulation
The Clean Water Act (“CWA”), establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Civil and criminal penalties are expressly authorized by the CWA for discharges of pollutants without a permit and the failure to satisfy permit requirements. The CWA also authorizes citizens to bring claims against alleged violators under its citizen suit provisions. The CWA also authorizes the Environmental Protection Agency (“EPA”) to impose on responsible parties costs associated with the removal, and remediation of hazardous substances, as well other damages. We believe we are in compliance with all regulatory requirements in respect of ballast water discharge.
Compliance with these and other regulations could require the installation of ballast water treatment equipment or the implementation of the other port facility disposal procedures at potentially significant costs. Non-compliance with these regulations may result in fines, penalties or other sanctions.
Additional Ballast Water Regulations
The United States National Invasive Species Act (“NISA”), and certain regulation enacted by the U.S. Coast Guard (“USCG”) under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Some of our vessels which adopted the BWT technology in an early stage were in the process of upgrading the treatment systems to meet the standards set by USCG. As of date of filing, our vessels are in compliance with these standards.
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
China has established a coastal emission control area and inland emission control areas that cap sulfur content of marine fuels.
Authorities in Hong Kong and Taiwan have also imposed similar cap on sulfur content of fuels consumed by vessels calling ports in their respective territories.
China has introduced its own regulation to monitor energy consumption from ships operating in Chinese ports. All our vessels trading in Chinese ports are currently complying with the local regulatory requirements.

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
The EU’s directive on the sulfur content of fuels (Directive (EU) 2016/802, which consolidates Directive 1999/32/EC and its various amendments) restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. Under this directive, we have made necessary upgrades to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We have also made expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. The directive has been amended to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. As of date of filing, our vessels are compliant with these requirements.
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
The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of emissions from vessels (the “MRV Regulation”), which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to most vessels over 5,000 gross tonnage, irrespective of flag, in respect of carbon dioxide, methane and nitrous oxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. As at January 1, 2024 the MRV Regulation covers carbon dioxide, methane and nitrous oxide emissions. The EU has determined that maritime shipping will be included in the EU Emissions Trading System as from 2024 in the absence of a comparable system operating under the IMO. This will result in additional costs to us as ship owners if the commercial operators of our ships (i.e., the charterer or party responsible for the purchase of fuel, choice of cargo, route and speed) are not held responsible for these costs under the EU legislation, as implemented by the relevant EU Member State.
The European Commission has launched a “Fit for 55” package of proposals intended to reduce the EU’s total GHG emissions by 55% by 2030, with the ultimate goal to achieve full EU decarbonization by 2050. As a result, shipping is likely to face new stringent EU regulations. The proposal includes following:
•The European Trading System Directive - As of January 1, 2024, shipping has become subject to the Emission Trading Scheme (‘EU ETS’), with the ships presently reporting emissions under the MRV Regulation being required to purchase emission allowances. As at January 1, 2024 EU ETS will apply to carbon dioxide emissions and from January 1, 2026 methane and nitrous oxide emissions will be included. Under the EU ETS, for every year companies must purchase enough allowances in order to cover the total amount of their emissions in that year. In the subsequent calendar year they must surrender those allowances, with the first date for surrender of allowances being September 30, 2025. Each allowance (EUA) corresponds to 1 tonne of CO2 emissions and the price of 1 EUA was approximately EUR 56 to EUR 58 on March 1, 2024. By including the shipping sector in the EU ETS the EU intends to signal that investments in energy efficiency are more cost-efficient than paying for the price of carbon emissions and hence support decarbonization. All intra-EU emissions will be included, but only 50% of the emissions for voyages from and to a third country when arriving in or departing from the EU, respectively. Non-compliance is punishable by fines and could eventually lead to a ban from EU waters (which could extend to the entire fleet). Shipping companies, particularly those, such as ourselves, whose administering bodies are based outside the EU, will face increased administrative and compliance costs with respect to EU ETS. The relevant enactments are the MRV Regulation and Directive 2003/87/EC, which provides for a gradual introduction of obligations for shipping companies. Specifically, shipping companies will be obliged to surrender allowances corresponding to only 40% of their verified emissions for 2024, 70% for 2025 and 100% as from 2026. The relevant MRV Regulation and Directive will be implemented into national legislation by each EU Member State.
•The Fuel EU Maritime Regulation - This is a new regulation coming into effect in 2025, imposing life cycle GHG footprint requirements on the energy used onboard ships. The GHG intensity of the energy used will be required to improve by 2% in 2025 relative to 2020, ramping up to 80% by 2050. The regulation will also require container and passenger vessels to connect to shore power from 2030 for stays longer than two hours. Non-compliance with the regulation may lead to fines and being banned from entry into EU ports. The required GHG intensity reduction target will be 14.5% as of 2035, 31 % from 2040, 62 % as of 2045 and 80% as of 2050. The regulation may also introduce a target of 2% for the use of renewable fuels of non-biological origin from 2034.
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
We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income should be exempt from U.S. federal income taxation provided we satisfy the Ownership Tests and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the qualified shareholder test of the Ownership Tests on the basis that our stock is ultimately more than 50% owned (by value) by foreign public corporations that otherwise satisfy the requirements of the qualified shareholder test. In addition, we believe that we satisfy the controlled foreign corporation test of the Ownership Tests. We can give no assurance, however, that changes in the trading, ownership or value of our common shares will permit us to continue to qualify for the Section 883 Exemption.

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
In the event that the ships owned by us, Seaspan and/or our other vessel-holding subsidiaries do navigate solely or mainly within the waters of Hong Kong and/or navigate between any location within the waters of Hong Kong and any location within river trade waters and our charter hire income does not fall within the definition of exempted sums under the IRO, we are likely to be subject to the profits tax in respect of such income. In such circumstances, for the purpose of ascertaining the profits tax payable, the assessable profits will be calculated as the sum bearing the same ratio to the aggregate of the relevant sums earned by or accrued to the relevant company during the basis period for that year of assessment as that relevant company’s total shipping profits for the basis period bear to the aggregate of the total shipping income earned by or accrued to that relevant company during that basis period for that year of assessment. However, instead of calculating the assessable profits based on the above, the IRD may assess the profits on a fair percentage of the aggregate of the relevant sums of the relevant basis period.
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
The IRD issued us tax residency certificates in Hong Kong with respect to the tax year ending December 31, 2020, which means we should be treated as a qualifying taxpayer under the China/HK Tax Treaty and qualify for exemptions for the tax years ending December 31, 2020, 2021 and 2022. We are in the process of obtaining tax residency certificates for future tax years.
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
Please see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2022 Annual Report for a discussion related to the 2021/2022 comparative period.
Overview
We are Atlas Corp., a global asset manager and the parent company of Seaspan and APR Energy.
Seaspan is a leading independent owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 1, 2024, we operated a fleet of 161 vessels that have an average age of approximately seven years, on a TEU weighted basis.
Customers for our operating fleet as of March 1, 2024, were CMA CGM, COSCO, Hapag-Lloyd, Maersk, MSC, ONE, Yang Ming Marine, ZIM, and Evergreen.
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
Recent Developments in 2023 and 2024
Vessel Acquisitions and Deliveries
During the year ended December 31, 2023, we took delivery of 22 vessels and increased our total operating capacity by 312,950 TEU. The additions to our fleet range from 7,000 TEU to 24,000 TEU. As at December 31, 2023, we have 40 newbuild vessels under construction delivering through to December 2027. These vessels will commence long-term charters with leading global liner companies, some of which are subject to vessel purchase options or obligations at the conclusion of their respective charters.
During the year ended December 31, 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from one of the joint owners of ONE for an aggregate purchase price of $54.4 million.
In January and February of 2024, the Company took delivery of nine newbuild vessels that range from 7,000 to 16,000 TEU. Each vessel commenced a long-term charter upon delivery, except for one vessel which will commence a long-term charter in the second quarter of 2024.
Shipbuilding Contracts for Pure Car Truck Carriers
In October 2023, the Company entered into shipbuilding contracts for the construction of eight 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Of the eight shipbuilding contracts, two were novated to a customer in February 2024. In relation to two of the remaining six newbuilds, the Company provided an option to the customer to novate the shipbuilding contracts in respect of such newbuilds or enter into a long term charter with the Company upon delivery of such newbuilds to the Company, and in February 2024, the customer decided to novate the contracts. For the remaining four newbuild vessels, the vessels will be delivered to the Company in the last quarter of 2026 and throughout 2027. Upon delivery, these four newbuilds will commence long term charters with a leading logistics company.
In March 2024, the Company entered into shipbuilding contracts for the construction of two 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Upon delivery, these two newbuilds will commence long term charters with a leading logistics company.
Vessel Sales
During the year ended December 31, 2023, Seaspan sold three vessels for gross proceeds of $64.9 million and recognized a gain on sale of $3.7 million. Seaspan continues to manage the ship operations of each vessel pursuant to management agreements entered into in connection with the sales. As of December 31, 2023, Seaspan was also in negotiations for one additional vessel sale. The sale closed in February 2024 for gross proceeds of $29.8 million.

Financing Developments
In January through September 2023, Seaspan purchased four 10,000 TEU vessels at a predetermined purchase price of $52.7 million per vessel in relation to purchase options that were exercised in 2022. During the year ended December 31, 2023, and in February 2024, Seaspan exercised its option to purchase two 14,000 TEU vessels at a predetermined purchase price of $61.6 million per vessel.
On March 3, 2023, the Company entered into amendments and restatements of the senior secured loan facilities and intercreditor and proceeds agreement that comprise its vessel portfolio financing program to, among other things, (i) increase the commitments under the bank loan facilities by $250.0 million, $200.0 million of which was drawn immediately, and $50.0 million which was drawn by the Company in September, 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
In 2023, as a result of the merger, the Company exchanged all outstanding Exchangeable Notes, and repurchased some of its 2024 NOK bonds and 2026 NOK Bonds. In 2023 and in February 2024, we repaid an aggregate of $482.7 million and $25.7 million in connection with the maturity of the 2024 NOK Bonds and the repurchase of the remaining 2026 NOK Bonds. For more information, please see “B. Liquidity and Capital Resources” below.
In October 2023, the Company redeemed all of its outstanding 8.00% Series I Cumulative Redeemable Preferred Shares for $150.0 million.
In October 2023, the Company repaid one of its outstanding term loans with a principal amount of $89.3 million.
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50.0 million and extending the maturity date from February 2025 to March 2027.
In March 2024, the Company completed sale-leaseback financings of two vessels in the aggregate amount of $54.0 million.
Fairfax Warrant Exercise
In January 2023, Fairfax exercised warrants to purchase 6.0 million common shares of Atlas for gross aggregate proceeds of $78.7 million.
Changes in Senior Management
In June 2023, Peter Curtis resigned as Chief Commercial Officer of Seaspan and in June 2023 Kun Li was appointed Chief Commercial Officer of Seaspan.
In July 2023, Graham Talbot resigned as Chief Financial Officer of Atlas and Seaspan. Bing Chen was appointed as interim Chief Financial Officer of Atlas and Seaspan, effective July 7, 2023.
In December 2023, Andrew E. Derksen resigned as General Counsel and Corporate Secretary of Atlas and as the General Counsel of Seaspan.
In January 2024, Benjamin Church resigned as Chief Executive Officer of APR Energy.
Poseidon Acquisition of Atlas
For additional information, please read “Item 4. Information on the Company—B. Business Overview—Poseidon Acquisition of Atlas”.
Market Conditions
Containership leasing. Containerships play an integral role in global trade, facilitating the movement of goods around the world. GDP is an important measure of global trade, and global GDP growth is positively correlated with growth in container throughput. Container throughput has varied significantly since 2000 and was greater than 10% per annum in most years prior to the global credit crisis. In 2009, global container throughput declined by over 8% compared to the prior year, and after growing sharply in 2010 and 2011, ranged between 1.4% and 5.7% per annum between 2012 and 2017, as the global economy gradually recovered. In 2020, due to the impact of COVID-19, global economic expansion was halted in the first half of the year, but swiftly recovered in the latter half of the year and into 2021. The International Monetary Fund estimated global GDP growth rate to be 3.0% in 2023. Meanwhile, container throughput growth rate is estimated to be (1.2%), lower than the previous year. With the recovery from COVID-19, both charter rates and idle rates improved significantly. The idle fleet at the end of December 2023 was approximately 1.8% of the global fleet, as measured by TEU, compared to approximately 2.5% of the global fleet at the end of December 2022. Charter rates for 4,250 TEU Panamax vessels, for example, were approximately $17,000 per day in December 2023, compared to approximately $27,000 per day in December 2022.
The orderbook to global fleet rate was 25.7% at the end of December 2023, compared with 29.3% at the end of December 2022. Approximately 72% (in terms of TEU capacity) of the current containership orderbook is for vessels 10,000 TEU and greater in size. Vessels less than 4,000 TEU represent approximately 9% of the global containership orderbook, with 183 vessels being on-order in the segments between 4,000 TEU and 9,999 TEU.
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
Although supply chain constraints still persist, global power demand and global investment in energy projects is forecasted to continue increasing over the next few decades, driven by the increasing global middle-class and its desire for reliable access to electricity and a transition to renewable energy sources from aging technologies. The cost of natural gas remains high, but fossil fuel and electricity consumption is forecasted to increase in 2024.
Impact of the Israel-Hamas Conflict and Red Sea Attacks
As a result of the attacks by Hamas militants against Israel’s population on October 7, 2023, Israel declared war against Hamas, and the armed conflict is ongoing as of the date of this filing. Following the commencement of the escalating Israel-Hamas Conflict, Houthi rebels from Yemen launched the Red Sea Attacks, hijacking the vehicle carrier vessel Galaxy Leader and conducting attacks on numerous other commercial vessels travelling to the Red Sea through the Bab-el-Mandeb Strait including vessels operated by us, which did not sustain damage. In response to these Red Sea Attacks, a multinational coalition led by the United States launched Operation Prosperity Guardian, a military operation aimed at ensuring freedom of navigation and safety of maritime traffic in the Red Sea, Bab-el-Mandeb Strait and the Gulf of Aden.
The Red Sea Attacks have caused many vessel operators to divert their vessels away from the Red Sea routes and around Africa’s Cape of Good Hope. Since January 2024, all of the containerships owned and operated by us have been diverted from the Red Sea. Diverting vessels via the Cape of Good Hope lengthens the overall vessel journey by approximately 1,900 nautical miles on Asia-North Europe routes, which has resulted in increased operating costs for our customers, and delay in shipping times. The Israel-Hamas Conflict and Red Sea Attacks may exacerbate market volatility, cause inflation in consumer goods, and may impact access to and pricing of capital. For more information regarding the risks relating to economic sanctions as a result of the Israel-Hamas Conflict and the Red Sea Attacks, see “Item 3. Key Information—D. Risk Factors.”
Impacts of the Russia-Ukraine Conflict
The Russia-Ukraine Conflict, which began in February 2022, has created volatility and disruption to the global economy (including the price of commodity, and the capital markets). In our containership business, costs increased due to the war’s impact on supply chains, on the availability of workers, on our ability to conduct crew transfers and on our customers’ businesses. It remains difficult to predict the long-term effect the Russia-Ukraine Conflict may have on our seafarers and other operations. For more information regarding the risks relating to economic sanctions as a result of the Russia-Ukraine Conflict as well as the impact on retaining and sourcing our crew, see “Item 3. Key Information—D. Risk Factors.
Inflation. For further discussion on inflation, please read “Liquidity and Capital Resources – Capital Commitments.”
Foreign Currency Fluctuations. For further discussion on inflation, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk”

A.Results of Operations
Year Ended December 31, 2023 Compared with Year Ended December 31, 2022
The following discussion of our financial condition and results of operations is for the years ended December 31, 2023, 2022 and 2021.
Our consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in millions of U.S. dollars.

Year Ended December 31,	2023	2022	2021
Statement of operations data (in millions of U.S. dollars):
Revenue	$1,820.7	$1,697.4	$1,646.6
Operating expenses (income):
Operating expenses	376.9	353.4	351.0
Depreciation and amortization	420.8	379.1	366.7
General and administrative	124.1	108.1	79.2
Operating leases	120.3	123.0	146.3
Indemnity claim under acquisition agreement	—	(21.3)	(42.4)
Loss (Gain) on sale	(3.7)	3.7	(16.4)
Operating earnings	782.3	751.4	762.2

Year Ended December 31,	2023	2022	2021
Other expenses (income):
Interest expense	375.6	235.4	197.1
Interest income	(13.2)	(6.5)	(3.1)
Loss on debt extinguishment	10.3	9.4	127.0
Income from equity investment	(3.9)	(0.3)	—
Gain on derivative instruments (1)	(16.7)	(120.6)	(14.1)
Other expenses(2)	18.9	9.3	21.8
Net earnings before income tax	411.3	624.7	433.5
Income tax expense	8.3	2.4	33.0
Net earnings	$403.0	$622.3	$400.5

Statement of cash flows data (in millions of U.S. dollars):
Cash flows provided by (used in):
Operating activities	$1,023.8	$856.3	$944.0
Investing activities	(2,941.3)	(1,022.6)	(1,693.9)
Financing activities	2,014.4	130.5	734.2
Net (decrease) increase in cash and cash equivalents and restricted cash	$96.9	$(35.8)	$(15.7)

Selected balance sheet data (at year end, in millions of U.S. dollars):
Cash and cash equivalents	$385.3	$280.0	$288.6
Property, plant and equipment(3)	9,379.6	7,156.9	6,952.2
Other assets	3,948.1	3,865.5	3,328.8
Total assets	$13,713.0	$11,302.4	$10,569.6

Current liabilities	$1,083.8	$1,038.5	$1,175.5
Long-term debt	3,161.4	3,453.4	3,731.8
Operating lease liabilities	271.1	391.7	562.3
Other financing arrangements	4,305.3	1,940.3	1,239.3
Derivative instruments(1)	1.3	1.5	28.5
Other long-term liabilities	177.3	51.2	17.7
Shareholders’ equity	4,415.9	4,128.9	3,517.6
Cumulative redeemable preferred shares	296.9	296.9	296.9
Total liabilities and shareholders’ equity	$13,713.0	$11,302.4	$10,569.6

(1)All of our interest rate swap agreements are marked to market and the changes in the fair value of these instruments are recorded in “Gain on derivative instruments”.
(2)Other expenses include foreign exchange gain or loss, loss on repatriation of currency from a foreign jurisdiction and undrawn credit facility fees.
(3)Property, plant and equipment include the net book value of vessels in operation, power generating equipment and other equipment.

Segmented Financial Summary (in millions of USD)
The following tables summarize Atlas’s segmental financial results, for the year ended December 31, 2023 and 2022.

Segment Financial Summary	Year ended December 31, 2023
	Vessel Leasing	Mobile Power Generation	Elimination and Other (1)	Total
Revenue	$1,702.8	$117.9	$—	$1,820.7
Operating expense	347.3	29.6	—	376.9
Depreciation and amortization expense	375.1	45.7	—	420.8
General and administrative expense	81.9	41.0	1.2	124.1
Operating lease expense	116.7	3.6	—	120.3
Loss (Gain) on sale	(3.7)	—	—	(3.7)
Interest expense	364.6	8.9	2.1	375.6
Interest income	(9.5)	(2.1)	(1.6)	(13.2)
Income tax expense	2.0	6.3	—	8.3

Segment Financial Summary	Year ended December 31, 2022
	Vessel Leasing	Mobile Power Generation	Elimination and Other (1)	Total
Revenue	$1,543.0	$154.4	$—	$1,697.4
Operating expense	309.2	44.2	—	353.4
Depreciation and amortization expense	327.5	51.6	—	379.1
General and administrative expense	76.6	33.5	(2.0)	108.1
Operating lease expense	120.3	2.7	—	123.0
Gain on sale	4.0	(0.3)	—	3.7
Interest expense	219.4	16.7	(0.7)	235.4
Interest income	(5.5)	(0.7)	(0.3)	(6.5)
Income tax expense	1.9	0.5	—	2.4
(1)Elimination and Other includes amounts relating to change in contingent consideration asset, elimination of intercompany transactions and unallocated amounts.
Asset Utilization
Vessel Leasing Segment
Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s Vessel Utilization for year ended December 31, 2023, and its comparative quarters:

	2022				2023				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2022	2023
Vessel Utilization	98.5%	98.3%	98.6%	98.5%	97.6%	95.3%	98.2%	98.3%	98.5%	97.4%
Vessel Utilization decreased for the year ended December 31, 2023 compared to 2022. The decrease was primarily due to an increase in the number of Scheduled Dry-Docking days.
During the year ended December 31, 2023, we completed 44 dry-dockings, compared to 14 dry-dockings in 2022.
Mobile Power Generation Segment
Average megawatt capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of average megawatt capacity is the increase or decrease in the number of power generating units in the power fleet. Average megawatt on-hire is the amount of capacity that is under contract and available to the customer for use. Power fleet utilization represents average megawatt on-hire as a percentage of average megawatt capacity.

The following table summarizes the Power Fleet Utilization, for the year ended December 31, 2023, and its comparative quarters:

	2022				2023				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2022	2023
Power Fleet Utilization(3)	61.9%	68.8%	80.0%	62.8%	62.2%	58.9%	39.2%	29.9%	68.4%	47.6%
(1)Power fleet utilization in comparative periods has been adjusted to reflect average utilization during the quarter.
Power Fleet Utilization decreased for the year ended December 31, 2023, compared with the year ended December 31, 2022. The decrease is primarily due to expiration of contracts in 2022 and 2023 along with fewer deployments in 2023.
Financial Results Summary
Revenue
Revenue increased by 7.3% to $1,820.7 million for the year ended December 31, 2023 compared to 2022. Revenue from the vessel leasing segment increased 10.4% for the twelve months ended December 31, 2023 largely driven by delivery of 22 newbuild vessels in the current year and a full year impact of nine newbuild deliveries from 2022, offset by three vessel sales during the year. The increase in the vessel leasing segment was offset by decreased revenue in the mobile power generation segment from lower asset utilization.
Operating Expense
Operating expense increased by 6.6% to $376.9 million for the year ended December 31, 2023 compared to 2022. The increase in the vessel leasing segment was primarily due to the increase in our fleet due to 22 newbuild deliveries, a full year impact of nine newbuild deliveries from 2022, and the acquisition of two secondhand vessels in the year. This increase was partially offset by a decrease in our mobile power generation segment driven by site demobilizations and an associated decrease in repair expenses.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 11.0% to $420.8 million for the year ended December 31, 2023 compared to 2022. The increase was primarily due to the delivery of 22 newbuild vessels, a full year impact of nine newbuild deliveries from 2022, offset by the impact of three vessel sales in the year.
General and Administrative Expense
General and administrative expense increased by 14.8% to $124.1 million for the year ended December 31, 2023 compared to 2022. The increase was primarily due to an increase in general corporate expenses including non-cash share-based compensation and expenses related to the Merger transaction.
Operating Lease Expense
Operating lease expense decreased by 2.2% to $120.3 million for the year ended December 31, 2023 compared to 2022. The decrease was primarily due to a lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in the year for one vessel.
Interest Expense
Interest expense increased by $140.2 million to $375.6 million for the year ended December 31, 2023 compared to 2022 primarily due to higher interest rates and higher balances related to other financing arrangements from vessel deliveries.
Gain on Derivative Instruments
The change in fair value of financial instruments resulted in a gain of $16.7 million for the year ended December 31, 2023 compared to a gain of $120.6 million for the year ended December 31, 2022. The gains for these periods were primarily due to an increase in the forward curve of the benchmark rates and offset by swap settlements.
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

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $98.9 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.
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
Our derivative instruments, including interest rate swap and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Gain on Derivative instruments” in our Consolidated Statement of Operations.
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

Consolidated liquidity as of December 31, 2023 and 2022 was comprised of the following:

(in millions of U.S. dollars)	December 31,		Change
	2023	2022	$	%
Cash and cash equivalents	$385.3	$280.0	$105.3	37.6%
Undrawn revolving credit facilities(1)	380.0	700.0	(320.0)	(45.7)%
Total liquidity	$765.3	$980.0	$(214.7)	(21.9)%
Total committed and undrawn newbuild financings	$3,334.6	$6,120.9	$(2,786.3)	(45.5)%
Total liquidity including newbuild financings	$4,099.9	$7,100.9	$(3,001.0)	(42.3)%
(1)Undrawn revolving credit facilities as of December 31, 2023 included $330.0 million (2022 - $650.0 million) available from Seaspan and $50.0 million (2022 - $50.0 million) available from APR Energy.
As of December 31, 2023, consolidated liquidity was sufficient to meet near-term requirements. As of December 31, 2023, the Company had consolidated liquidity of $765.3 million, excluding $3.3 billion of committed but undrawn financings related to our newbuild vessels, which represents a decrease from $980.0 million in the prior 2022 period.
Unencumbered Assets
Growing the Company’s base of unencumbered assets is a fundamental objective in order to achieve an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.

The following table provides a summary of our unencumbered fleet and net book value over time:

	As at December 31,
(in millions of U.S. dollars)	2019	2020	2021	2022	2023
Number of Vessels	28	31	36	38	39
Net Book Value	$859	$1,109	$1,369	$1,847	$1,923
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of December 31, 2023, the Company had total gross contracted cash flows of $18.2 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cash flows.

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
2024	$1,870.0	$160.1	$536.5
2025	1,738.7	154.1	505.9
2026	1,423.3	151.6	507.3
2027	969.2	151.6	532.8
2028	570.7	152.0	569.7
Thereafter	1,933.0	1,947.6	4,360.6
	$8,504.9	$2,717.0	$7,012.8
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
Minimum future revenues relating to operating leases with customers assume that, during the term of the lease, i) there will be no unpaid days, ii) extensions included only if exercise is our unilateral option, and iii) no lease extensions. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.
The Company’s commitment to growth in recent years was achieved in line with its capital structure objectives, focusing on strengthening its balance sheet and increasing cash flows to become a platform for growth and consolidation in the containership and power generation industries.
The Company lengthened and diversified the maturity profile of its debt and diversified its sources of capital, including through innovative export credit agency (ECA) backed lease financings, bi-lateral lease financings with Chinese leasing houses and multiple notes issuances in the U.S., as well as long duration secured notes issued to life insurance investors. This supported the Company’s initiative to successfully achieve committed financings for its newbuild vessels program. In conjunction with its newbuild strategy and associated debt financing, the Company dramatically increased its long-term gross contracted cash flows, primarily through increasing charter lengths for its existing containership fleet and acquiring attractive second-hand containership assets coupled with long-term charter contracts.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic and value-additive opportunities within the Maritime or Energy sectors to diversify and strengthen cash flow drivers.
The Company intends to focus on continuing successful deliveries of its newbuild vessels, while assessing new growth opportunities in a measured way. In conjunction, the Company intends to maintain and grow its robust liquidity position primarily through capital recycling and enhancements to its existing capital base. This capital strategy will include maintaining diverse sources of capital for financial flexibility while managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
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

(in millions of U.S. dollars)	As of December 31,		Change
	2023	2022	$	%
Long-term debt:
Revolving credit facilities	$320.0	$—	$320.0	0.0%
Term loan credit facilities	1,175.6	1,233.0	(57.4)	(4.7)%
Senior Unsecured Notes	828.1	1,302.4	(474.3)	(36.4)%
Senior Unsecured Exchangeable Notes	—	201.3	(201.3)	(100.0)%
Senior Secured Notes	1,000.0	1,000.0	—	0.0%
Deferred financing fees on long term debt	(32.9)	(44.9)	12.0	(26.7)%
Long term debt	3,290.8	3,691.8	(401.0)	(11)%

Other financing arrangements	4,656.5	2,119.7	2,536.8	119.7%
Deferred financing fees on other financing arrangements	(52.7)	(31.9)	(20.8)	65.2%
Other financing arrangement	4,603.8	2,087.8	2,516.0	120.5%

Finance leases	66.5	222.2	(155.7)	(70.1)%

Total deferred financing fees	85.6	76.8	8.8	11.5%
Total borrowings(1)	8,046.7	6,078.6	1,968.1	32.4%
Vessels under construction	(1,315.0)	(1,422.5)	107.5	(7.6)%
Operating borrowings(1)	$6,731.7	$4,656.1	$2,075.6	44.6%
(1)Total borrowings is a non-GAAP financial measure which comprises long-term debt, other financing arrangements and finance leases and excludes deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s debt-to-asset ratio was 58.7% as of December 31, 2023 compared to 53.8% at December 31, 2022.
The consolidated weighted average interest rate for December 31, 2023 was 6.85% compared to 5.97% at December 31, 2022. The weighted average interest rates for the vessel leasing segment, power generation segment, and Atlas Corp. (on an unconsolidated basis) were 6.85%, nil, and 7.13%, respectively, for the year ended December 31, 2023 (December 31, 2022: 6.12%, 5.57%, and 7.1%, respectively).
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
As of December 31, 2023, the Company had $1.2 billion principal amount outstanding under its term credit facilities, all of which was related to the containership leasing business. A total of $320.0 million was outstanding under our revolving credit facilities as at December 31 2023. A total of $380.0 million was undrawn, of which $330.0 million was available to the containership leasing business, and $50.0 million was available to the power generation business.

On a consolidated basis as of December 31, 2023, scheduled principal repayments on our credit facilities were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered
2024	$103.9	$—	$103.9	—	$—
2025	103.9	—	103.9	—	—
2026	103.9	—	103.9	—	—
2027	103.9	—	103.9	—	—
2028	53.7	710.3	764.0	—	—
2029	8.8	302.8	311.6	—	—
2030	4.4	—	4.4	2	168.5
2031	—	—	—	—	—
2032	—	—	—	—	—
2033	—	—	—	—	—
Thereafter	—	—	—	51	3,080.9
Total	$482.5	$1,013.1	$1,495.6	53	$3,249.4
Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered “failed-sales”. This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of December 31, 2023, the Company has 60 vessels financed under these sale-leaseback financing arrangements. As of December 31, 2023, these arrangements provided for borrowings of approximately $4.7 billion.
On a consolidated basis as of December 31, 2023, scheduled repayments on our other financing arrangements were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due(1) on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered (2)(3)
2024	$300.0	$—	$300.0	—	$—
2025	301.6	—	301.6	—	—
2026	302.3	—	302.3	—	—
2027	306.3	—	306.3	—	—
2028	310.4	—	310.4	—	—
2029	307.0	27.0	334.0	2	181.3
2030	282.3	299.5	581.8	9	771.3
2031	260.4	133.6	394.0	4	346.7
2032	225.2	457.8	683.0	10	1,200.9
2033	124.5	382.7	507.2	8	961.8
Thereafter	243.5	392.4	635.9	16	1,670.6
Total	$2,963.5	$1,693.0	$4,656.5	49	$5,132.6
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Excludes newbuild vessels that had not been delivered as at December 31, 2023.
(3)Includes unencumbered vessels that are included in the balance sheet as “Vessels” and as “Net Investment in Lease”.
Notes
As of December 31, 2023, we had an aggregate of $1.8 billion outstanding under notes, $0.8 billion of which was unsecured, with the remaining $1.0 billion secured by assets held by our containership segment. We expect to continue to access the debt capital markets and issue additional series of notes similar to those described below, the proceeds of which may be used to repay other indebtedness, for capital expenditures, or for other general corporate purposes. The Company’s notes outstanding during 2023 are summarized below.
7.125% 2027 Atlas Notes
As of December 31, 2023, we had $52.4 million outstanding under the Atlas Notes which were issued in May 2021 pursuant to an exchange of Atlas Notes for Seaspan’s then outstanding, substantially similar 7.125% senior unsecured notes due 2027. The Atlas Notes are callable at par plus accrued and unpaid interest, if any, at any time after May 2023. In the event of certain changes in withholding taxes, at our option, we may redeem the notes, in each case in whole, but not in part, at a redemption price equal to 100.0% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as defined in the Atlas Notes, which definition did not include the Merger), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
3.75% 2025 Exchangeable Notes
On March 28, 2023, in connection with the completion of the Merger, the Company entered into a supplemental indenture providing the holders of our 3.75% exchangeable senior notes due 2025 (the “Exchangeable Notes”) the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. Each holder had the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period (beginning at the effective time of the Merger and ending on May 22, 2023) at an increased exchange rate on account of the Merger and the Delisting, which were considered a “Make-Whole Fundamental Change”. During the make-whole exchange period, all of the outstanding Exchangeable Notes were exchanged by the holders of the Exchangeable Notes representing a total settlement of $253.1 million.
In connection with the Delisting and the exchange of the Exchangeable Notes, the Company terminated all capped call transactions entered into concurrently with the issue of Exchangeable Notes.
Sustainability-Linked NOK Bonds
As a result of the Merger and the Delisting, each holder of the 2024 NOK Bonds and the 2026 NOK Bonds had a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder could exercise their NOK Put Option during the exercise period which ended on May 3, 2023. On May 10, 2023, the Company repurchased $179.4 million of 2024 NOK Bonds and $294.9 million of the 2026 NOK Bonds. In each case, the Company purchased from holders who exercised their NOK Put Options, representing 101% of the principal amount plus accrued interest for a total payment of $482.7 million. The remaining 2024 NOK Bonds totaling $20.6 million matured on February 5, 2024. On May 22, 2023, as a result of having repurchased more than 90% of the outstanding 2026 NOK Bonds, the Company exercised its option to repurchase all remaining outstanding 2026 NOK Bonds from holders. The repurchase, requiring a payment of $25.7 million, occurred on February 5, 2024.
Blue Transition 5.50% 2029 Notes
As of December 31, 2023, we had $750.0 million outstanding under our 5.5% 2029 Notes. The 5.5% 2029 Notes were issued in July 2021, bear interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022, and mature in 2029. The blue transition structure includes designated uses of proceeds for carbon mitigating projects, and were developed to align with the Company’s sustainability efforts.
Sustainability-Linked Senior Secured Notes
As of December 31, 2023, we had $1.0 billion outstanding under our Senior Secured Notes. In 2021, $500.0 million of the notes were issued pursuant to a U.S. private placement with life insurance companies and comprise four series. The Series A, Series C and Series D senior secured notes, totaling $450.0 million, were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B senior secured notes, totaling $50.0 million, were issued in August 2021, with an interest rate of 3.91%, and mature in 2031. The senior secured notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
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
Operating Leases
As of December 31, 2023, there were nine vessel operating lease arrangements. Under eight of the operating lease arrangements, the Company may purchase the vessels for a predetermined purchase price. As of December 31, 2023, there were total commitments, excluding purchase options, under vessel operating leases from 2024 to 2029 of approximately $419.9 million. As at December 31, 2023, these purchase option prices were $449.0 million in aggregate for the eight vessels, and if exercised, such purchases will be completed between December 2024 and November 2026. If exercised, the term of the operating leases will shorten, and the amount paid by the Company under the operating leases (excluding the purchase option price) will be less than the total commitment outlined below.
At December 31, 2023, the commitment under operating leases relating to vessels was $419.9 million for 2024 to 2029, and for other leases it was $6.0 million for 2024 to 2031.
Finance Leases
In November 2023, the Company exercised its option to purchase one 14,000 TEU vessel and the lease has been re-assessed as a financing lease for the remainder of its term until the purchase is completed in December 2024 at the predetermined purchase price of $61.6 million.
As at December 31, 2023, the total remaining commitments related to financial liability of the one vessel under finance leases was $70.7 million (December 31, 2022 - $225.1 million), including imputed interest of $4.2 million (December 31, 2022 - $2.9 million), repayable in December 2024.
Capital Commitments
As of December 31, 2023, the Company had 40 newbuild vessels under construction (December 31, 2022 – 58 vessels). Please refer to note 21 in our financial statements for the year ended December 31, 2023, contained herein, for the outstanding commitments related to the remaining installment payments.
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
The Company’s credit, lease and other financing arrangements also contain certain financial covenants, including, among others, covenants requiring the relevant entities to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. Seaspan’s 5.5% 2029 Notes contain incurrence-based covenants which may subject us to additional specified limitations, including limitations on dividend payments in excess of a specified amount, subject to a specified calculation which may increase or decrease over time. To the extent the Company is unable to satisfy the requirements under its credit facilities and lease and other financing arrangements, the Company may be unable to borrow additional funds under the facilities, and if it is not in compliance with specified financial ratios or other requirements under our credit, lease and other financing arrangements or our Notes, we may be in breach of the facilities and lease and other financing arrangements or our Notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit facilities, operating leases, other financing arrangements, or our Notes if we experience a change of control, and may also result in financial penalties. We were in compliance with these covenants as at December 31, 2023.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in millions of U.S. dollars)	2023	2022
Net cash flows from operating activities	$1,023.8	$856.3
Net cash flows used in investing activities	(2,941.3)	(1,022.6)
Net cash flows from financing activities	2,014.4	130.5
Operating Cash Flows
Net cash flows from operating activities were $1,023.8 million for the year ended December 31, 2023, an increase of $167.5 million compared to 2022. The increase in net cash flows from operating activities for the year ended December 31, 2023, compared to the prior year, was primarily due to net cash flows from the full year impact of nine vessels delivered in 2022 and the delivery of 22 newbuild vessels in the year, offset by the impact of three vessel sales.
For further discussion of changes in revenue and expenses, please read “Financial Results Summary.”
Investing Cash Flows
Net cash flows used in investing activities were $2,941.3 million for the year ended December 31, 2023, an increase of $1,918.7 million compared to 2022. The increase in cash used was primarily due to the increase in expenditures related to installments on vessels under construction and an decrease in proceeds from vessel sales in the year ended December 31, 2023, compared to the same period in 2022.
Financing Cash Flows
Net cash flows from financing activities were $2,014.4 million for the year ended December 31, 2023, compared to net cash flows from financing activities of $130.5 million in 2022. This represents a net increase of $1,883.9 million in cash flows from financing activities for the year ended December 31, 2023, compared to 2022. The increase was primarily due to proceeds received from long-term debt and other financing arrangements related to newbuild financing as well as the redemption of the Series I preferred shares, offset by repayments.
Ongoing Capital Expenditures and Dividends
The average age of the vessels in our operating fleet is approximately seven years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the year ended December 31, 2023, we completed 44 dry-dockings, compared to 14 dry-dockings in 2022.
The average age of the turbines is 10 years and the average age of our diesel generators is 12 years. Capital expenditures for these assets primarily relate to mobilization and decommissioning requirements included in substantially all lease contracts. During the year ended December 31, 2023, we mobilized and decommissioned two and three sites, respectively.
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
(4)future operating and financing costs;
(5)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

(6)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(7)unanticipated future events and other contingencies.
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
The following dividends were paid or accrued for the periods indicated:

	Year Ended December 31,
(in millions of USD, except per share amounts)	2023	2022

Dividends on common shares
Paid in cash	$148.00	$119.30
Reinvested in common shares through our dividend reinvestment plan	0.1	0.3
	$148.1	$119.6
Dividends on preferred shares
Paid in cash	$60.9	$60.8
For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”
For 2023, dividends on our Series D, H, I and J preferred shares accrued at rates per annum of 7.95%, 7.875%, 8.00% and 7.0%, respectively. On October 30, 2023, we redeemed all of our outstanding Series I preferred shares for cash.
C.Research and Development, Patents and Licenses
Not applicable.
D.Trend information
See Item 5 “Operating and Financial Review and Prospects” for information on the following trend information:
a.“Recent Developments in 2023 and 2024” for detail on recent material events;
b.“Market Conditions” for information on the containership leasing and power generation markets;
c.“Impact of the Israel-Hamas Conflict and Red Sea Attacks” for information on how these conflicts may impact our business;
d.“Impact of the Russia-Ukraine Conflict” for information on how this conflict may impact our business.
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
Power generating equipment
The carrying value of our power generating equipment represents its original cost at the time of purchase, less accumulated depreciation. We depreciate our power generating equipment using the straight-line method over their estimated useful lives. Costs incurred to mobilize and install power-generating equipment pursuant to a contract for the provision of power-generation services are also recorded in property, plant and equipment and are depreciated on a straight-line basis over the non-cancellable lease term to which the power-generating equipment relates. In estimating the useful lives of power generating equipment, we make certain judgments relating to expected usage, expected wear and tear, residual values and technological and commercial obsolescence of the turbines and generators.
Impairment of Long-lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. Examples of such events or changes in circumstances related to our long-lived assets include, among others: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. If there has been a general decline in the market value of assets, we analyze our assets for impairment to the extent that the decline in market value is expected to impact the future cash flows of the asset. In cases where our assets being analyzed are under long-term contracts, a decline in the current market value of the asset may not impact the recoverability of its carrying value. The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values.
If an indicator is identified, and the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value.
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
For the year ended December 31, 2023 and December 31, 2022, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded.
During 2023, Seaspan entered into agreements to sell a total of 3 vessels. Under current market conditions for our vessel leasing segment, we intend to continue to hold and operate our core vessels. Time charter rates reached record highs in 2022 and although they have since decreased, charter rates remain above historical levels. Future time charter rates impact our average estimated daily time charter rate used in future impairment analyses and if this declines, this may result in estimated undiscounted future operating net cash flows being less than the carrying value of certain of our Panamax-size vessels or below and may require us to recognize non-cash impairment charges in the future equal to the excess of the impacted vessels’ carrying value over their fair value. The determination of the fair value of vessels will depend on various market factors and our reasonable assumptions at that time, including time charter rates, operating expenses, capital expenditures, inflation, fleet utilization, residual value, remaining useful life and discount rates. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.
The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2023. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind. Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment charge for any vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable. For those vessels that have carrying values in excess of their charter-free market values as of December 31, 2023, we have not identified any events or changes in circumstances indicating that the carrying amount may not be recoverable. Accordingly, we have not recorded an impairment charge related to those vessels as of December 31, 2023.

Vessel Class (TEU)	Vessel carrying value at December 31,
(table in millions of U.S. dollars)	2023 (1)	2022
2,500-3,500	$203.8	$206.9
4,250-5,100 (2)	693.9	786.3
7,000	498.9	—
8,100-9,600	1,165.1	1,158.8
10,000-11,000	1,616.9	1,431.5
11,800-13,100	2,028.0	2,101.9
14,000 - 15,000	2,857.2	1,137.4
Total	$9,063.8	$6,822.8
(1) As at December 31, 2023, 59 vessels have a lower charter-free market than its carrying value. The aggregate carrying value of these 59 vessels is $3.4 billion and the estimated charter-free market value is $2.3 billion. Although the charter-free market values are lower than the carrying values of the vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.
(2) Includes one vessel classified as asset held for sale.
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
Revenue assumptions are based on lease rates up to the end of the current contract for each asset, as well as estimated future lease rates, for the remaining life of the asset after completion of its current contract. The estimated future lease rates for non-contracted revenue periods are based on adjusted historical averages. Our estimates of asset utilization, including estimated off-hire periods for decommissioning, re-deployment and mobilization are also based on historical experience.
The remaining lives of our power generation equipment used in our estimates of future cash flows are consistent with those used in our calculations of depreciation.
For the year ended December 31, 2023, we concluded that the low asset utilization could be considered an indicator that the carrying value of the power generation assets may not be recoverable. As a result, we performed an impairment test of the power generation assets at December 31, 2023 and determined that the undiscounted future cash flows for the group of power generation asset was expected to generate over its remaining useful life was greater than its carrying value, and concluded no impairment charge was required.
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
Based on current market conditions for our mobile power generation segment, we intend to continue to hold and operate our assets. If we are unable to deploy our power generation equipment at rates consistent with historical averages, due to a shift in market demand future lease revenue and utilization rates will decline, resulting in estimated undiscounted future operating net cash flows which may be less than the carrying value of certain of our assets and requiring us to recognize non-cash impairment charges in the future equal to the excess of the impacted asset’s carrying value over its fair value. The determination of the fair value of the assets will depend on various market factors and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.

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
Our goodwill comprising of $75.3 million from our January 2012 acquisition of Seaspan Management Services Limited, allocated to the containership leasing segment, and was tested for impairment on November 30, 2023. We have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit, is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment.
On November 30, 2023, we performed a qualitative assessment to identify potential impairment. We evaluated factors that would impact the discounted cash flow, including the time charter rates, vessel utilization rates, ship operating expenses, operating life of our vessels, the inflation rate and our cost of capital and concluded that our goodwill was not impaired. The amount, if any, and timing of any goodwill impairment charges that we may recognize in the future will depend upon then current assumptions, which may differ materially from those used on November 30, 2023.
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

Item 6.     Directors and Senior Management
A.Directors and Senior Management
Our directors and executive officers as of March 1, 2024, and their ages as of December 31, 2023, are listed below.

Name	Age	Position
David Sokol	67	Director and Chairman of the Board of Drectors
Bing Chen	57	Director, President, Chief Executive Officer & Interim Chief Financial Officer
Lawrence Simkins	62	Director
Torsten Holst Pedersen	53	Chief Operating Officer
Kun Li	39	Chief Commercial Officer
Stefan Hockley	52	Head of Human Resources
Krista Yeung	43	Vice President, Accounting & Tax
Peter Li	40	Head of Legal
David Sokol. David Sokol was appointed a director and chairman of the Company in November 2019 and serves as a director and chairman of Poseidon Corp. Mr. Sokol also served as a director and chairman of Seaspan from 2017 to 2020. Mr. Sokol is a member of the audit committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Fort Lauderdale, Florida and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol is a member of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 40 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David L. Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.
Bing Chen. Bing Chen was appointed as a director and President and Chief Executive Officer of the Company in November 2019, and as a director and President and Chief Executive Officer of Seaspan in January 2018. Mr. Chen also serves as a director and Chief Executive Officer of Poseidon Corp. Through a career spanning over 25 years, Mr. Chen’s experiences comprise executive roles in Asia, Europe and North America. Before joining the Company and Seaspan, he served as Chief Executive Officer of BNP Paribas (China) Ltd., leading the bank’s growth strategy in China. As Director and General Manager for Trafigura Investment (China), Mr. Chen was responsible for the P&L of domestic and international commodities trading in the country. He led the buildup of the greater China investment banking practice at Houlihan Lokey, Inc. as Managing Director and Head of Asia financial advisory. Mr. Chen served as Chief Executive Officer and Chief Financial Officer at industrial leasing and aircraft chartering businesses across Europe. In North America, he worked as Director, Business Strategy at Deutsche Bank in New York. Mr. Chen is a Certified Public Accountant (inactive) and received a B.S. (Magna Cum Laude and Honors) in Accountancy from Bernard Baruch College and MBA (Honors) from Columbia Business School.
Lawrence Simkins. Larry Simkins was appointed as a director of the Company in November 2019 and served as a director of Seaspan from April 2017 to March 2020. Mr. Simkins is chair of the audit committee. Since 2001, Larry Simkins was President and CEO of The Washington Companies, an affiliate of Seaspan’s second largest shareholder until he retired in September 2022. As President and CEO, Mr. Simkins provided leadership and strategic direction to the enterprise by serving as a member of the board of directors of each individual company. The Washington Companies consist of privately owned companies and select public company investments in the sectors of rail and marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the Board of Trustees of Gonzaga University and the National Executive Board of the Boy Scouts of America. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.
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
Kun Li. Kun Li joined Seaspan in 2018. Before assuming the role of Chief Commercial Officer in June 2023, Kun Li held various positions at Seaspan, including Director, Vice President, and Senior Vice President of Corporate Development – APAC Operations. From 2014 to 2018, he held management positions at a subsidiary of a significant commodity state-owned enterprise in China, where he was responsible for domestic and international commodity trading and asset management. From 2006 to 2014, he worked at Shanghai Waigaoqiao Free Trade Zone United Development Co., Ltd. and Shanghai Free Trade Zone United Development Co., Ltd., focusing on land development, commercial negotiation, and government investment projects. Kun Li graduated from Shanghai International Studies University in 2006.
Stefan Hockley. Stefan Hockley is Head of Human Resources of Seaspan Corporation. Mr. Hockley has over 20 years of leadership experience in senior international People & Culture roles with employee bases in North America, Europe and Asia Pacific. Prior to joining Seaspan, Mr. Hockley was Vice President, Global Human Resources for 6 years at Sierra Wireless Inc,. a global leader in IoT products and services with 1,500 global employees in 12 locations where he was responsible for both Human Resources and Facilities. Previously, Mr. Hockley spent 11 years at Ballard Power Systems, a global provider of hydrogen fuel cell products and systems, in progressive Human Resources roles. Mr. Hockley has a bachelor’s degree in economics from Lancaster University in UK and holds the Certified Human Resources Professional designation.
Krista Yeung. Krista Yeung was appointed as the Company’s Vice President, Accounting and Tax in October 2020 and prior to that was Vice President, Finance from March 2020. Ms. Yeung is a seasoned executive with over 20 years of experience. Since 2006, she has served in various roles with Seaspan, including Corporate Controller. She graduated with a Bachelor of Commerce from the University of British Columbia. Ms. Yeung is a Chartered Professional Accountant (CPA, CA) and prior to joining Seaspan she articled at KPMG LLP.
Peter Li. Peter Li is Head of Legal and Corporate Secretary of the Company and also serves as Head of Legal and Corporate Secretary of Seaspan. Mr. Li’s prior positions since joining Seaspan in September 2019 include Associate General Counsel and Corporate Counsel. Prior to joining the Company, Mr. Li practiced in the areas of corporate commercial law, mergers & acquisitions, and financings in the Vancouver and Hong Kong offices of DLA Piper, an international law firm. Mr. Li was called to the bar in Alberta, Canada in 2010 and is licensed to practice law in British Columbia, Canada. Mr. Li holds a Juris Doctor from the University of Alberta and a Bachelor of Science from the University of British Columbia.
B.Compensation
Compensation of Directors and Officers
Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.
In 2023, each non-employee member of the Board, other than Mr. Sokol, received the following annual retainers and fees, which were pro-rated for the period up to the closing of the Merger. Each non-employee director received an annual cash retainer of $80,000. The chair of the audit committee received an annual payment of $20,000 and each other member of the audit committee received an annual payment of $10,000 for their committee service, including attendance at regular quarterly committee meetings. The chair of the compensation and governance committee received an annual payment of $20,000 and each other member of the Compensation and Governance committee received an annual payment of $10,000 for their committee service, including attendance at regular quarterly committee meetings. Each audit committee member and each compensation and governance committee member also received a payment of $1,500 for each additional committee meeting (i.e., other than regularly scheduled quarterly meetings) attended during the calendar year. Additionally, non-employee directors, other than Mr. Sokol, who attended committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who were not members of such committee, also received a payment of $1,500 per meeting. All annual cash retainers and payments were paid in equal quarterly installments. In August 2022, the Board established a special committee consisting of independent directors of the Board (being Mr. Pitts-Tucker, Mr. Hsu, and Ms. Wade) to, among other things, review, evaluate and negotiate the Merger and alternatives thereto. In 2023, each member of the special committee received monthly cash compensation of $30,000 up until the closing of the merger.

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for reasonable out-of-pocket expenses incurred while attending any meeting of our board of directors or any committee.
For services during the year ended December 31, 2023, Atlas directors and management (15 persons) received aggregate cash compensation of approximately $8.6 million. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude equity-based compensation paid to our directors and management as described below.
Employment Agreements with Senior Management
Mr. Bing Chen serves as President & Chief Executive Officer of Atlas Corp. and each of its portfolio companies pursuant to an executive employment agreement between Mr. Chen and Seaspan Corporation, initially entered into in October 2017 and most recently amended and restated in June 2020, with an effective date of January 1, 2021. Executive officers of the Company other than Mr. Chen, including Messrs. Torsten Pedersen, Peter Li, Kun Li and Stefan Hockley and Ms. Krista Yeung, have employment arrangements with Seaspan Ship Management Limited, a wholly owned subsidiary of the Company.
Equity Incentive Plan
Prior to the Merger, the Company maintained equity incentive plans (the “Plans”), which were administered by the Board and under which officers, employees and directors of the Company and its subsidiaries could be granted Options, Restricted Shares, restricted stock units (“RSUs”), phantom share units and other stock-based awards as determined by the Board.
Through 2022, the Company issued Options, RSUs and phantom share units to Mr. Sokol, its chief executive officer, non-employee directors and other executive officers.
Under the terms of the Merger Agreement, at the closing of the Merger, other than certain Rollover Equity (as defined in the Merger Agreement), each of the Options, RSUs and phantom share units was exchanged for a current payment or, in the case of unvested awards, a payment at such time at which the award would have otherwise vested.
Following the closing of the Merger, there are no options, RSUs or performance share units outstanding and no additional equity compensation has been granted.
C.Board Practices
General
As of March 1, 2024, the board of directors consisted of three members. Each member of our board is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.
Our board of directors has determined that each of the current members of our board of directors, other than Bing Chen, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a material relationship with us, and is therefore independent from management.
The board of directors considered the independence of Mr. Simkins, in light of his relationship with Dennis Washington, who controls entities that together represent a significant shareholder of Poseidon, and determined that Mr. Simkins is an independent director in accordance with our independent director standards.
Committees
The board of directors currently has one committee, the audit committee. The membership of the audit committee and prior to March 28, 2023, the compensation and governance committee, and the function of each of the committees are described below. The audit committee operates under a written charter adopted by the board, which is available under “Corporate Governance” in the Investor Relations section of our website at www.atlascorporation.com.
During the year ended December 31, 2023, the board of directors held five meetings, the audit committee held four meetings, and the compensation and governance committee held one meeting.
The audit committee of the board is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. From March 28, 2023 onwards, the audit committee has been comprised of Lawrence Simkins (Chair) and David Sokol. Until the closing of the Merger on March 28, 2023, the audit committee members were Nicholas Pitts-Tucker (chair), John Hsu, Stephen Wallace and Katie Wade (who became a member of the audit committee in February 2022). All current members of the committee are financially literate, and our board of directors has determined that Mr. Simkins qualifies as an audit committee financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) potential conflicts and related party transactions.
Following the Merger, the Company no longer has a compensation and governance committee. Until March 28, 2023, the compensation and governance committee of the board consisted of Lawrence Simkins (chair), David Sokol and Lawrence Chin. The compensation and governance committee was tasked with: (1) reviewing, evaluating and approving our agreements, plans, policies and programs to compensate our officers and directors; (2) reporting on executive compensation, which is included in our proxy statement; (3) otherwise discharging the board’s responsibilities relating to the compensation of our officers and directors; (4) assisting the board with corporate governance practices, evaluating director independence and conducting periodic performance evaluations of the members of the board; (5) overseeing our approach and disclosures relating to environmental, social and governance (“ESG”) matters; and (6) performing such other functions as the board may assign to the committee from time to time.
Exemptions from NYSE and Nasdaq Stock Market Corporate Governance Rules
As a foreign private issuer with no common shares listed on the NYSE and only notes listed on the Nasdaq Stock Market, we are exempt from most corporate governance rules that apply to U.S. domestic companies under NYSE listing standards and the Nasdaq listing rules.
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
D.Employees
As of December 31, 2023, we employed approximately 6,400 employees (2022 – 6,200, 2020 – 5,300) on a consolidated basis. Seaspan had approximately 6,000 seagoing staff (2022 – 5,600, 2020 – 4,800) serve on the vessels that we manage and approximately 300 staff (2022 – 300, 2020 – 300) serve on shore in technical, commercial and administrative roles in Canada, Hong Kong and India. APR Energy had approximately 85 (2022 - 100) employees serving at the various plant sites serving in technical, commercial and administrative roles in various locations in the US.
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
E.Share ownership
As a result of the Merger, 100% of our common shares are owned by Poseidon Corp.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
None.
Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
As a result of the Merger, 100% of our common shares are owned by Poseidon Corp.
B.Related Party Transactions
From time to time, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements and transactions have included Seaspan’s private placements with affiliates of Fairfax Financial Holdings Limited (the transactions by which they became a related party), our acquisition of APR Energy, the Merger and other matters. We may enter into related party transactions from time to time in the future. Our board has an audit committee, comprised entirely of independent directors, which must review, and if applicable, approve all proposed material related party transactions.
Lawrence Chin, one of our former directors, serves as a managing director of Hamblin Watsa Investment Counsel Ltd., a wholly-owned subsidiary of Fairfax. Fairfax is a shareholder of Poseidon Corp, the sole shareholder of Atlas. Mr. Chin was one of the appointees to our board by the holders of the Series J Preferred Shares.

Stephen Wallace, one of our former directors, was the other appointee to our board by the holders of the Series J Preferred Shares. Mr. Wallace has no employment relationship with Fairfax. Mr. Wallace served as a director of APR Energy prior to the APR Energy acquisition.
Fairfax Warrant Exercise
In January 2023, Fairfax exercised warrants to purchase 6.0 million common shares of Atlas for gross aggregate proceeds of $78.7 million. Following this exercise, Fairfax has no outstanding warrants.
Purchase and sale of vessels to ONE or related parties of ONE
In 2023, we completed the purchase of two 8,100 TEU vessels from one of the joint owners of ONE, a shareholder of Poseidon. We also sold one 4,250 TEU vessel to ONE and we continue to manage the ship operations of the vessel.
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
Dividend Policy
As a privately-held company, we do not have a public dividend policy. Atlas Corp. expects to continue to pay dividends to our sole shareholder at such times and in such amounts as approved by our board. Any payment of dividends on our common shares is dependent on our ability to pay the required dividends under our preferred shares.
Our board could modify or revoke our dividend policy at any time. Even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy, and the decision to make any distribution, will remain at all times entirely at the discretion of our board.
Please read “Item 3. Key Information—D. Risk Factors” for a more detailed description of various factors that could reduce or eliminate our ability to pay dividends on our preferred shares.
B.Significant Changes
None.
Item 9.    The Offer and Listing
Not applicable.
Item 10.    Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
Our (i) amended and restated articles of incorporation as well as our Series D Statement of Designation, and Series H Statement of Designation were previously filed as Exhibits 3.1, 3.3, and 3.6, respectively, to our Form 6-K furnished to the SEC on February 27, 2020, (ii) amended and restated bylaws were previously filed as Exhibit 1.2 to our Form 20-F filed with the SEC on March 19, 2021, and (iii) Series J Statement of Designation was previously filed as Exhibit 1.1 to our Form 6-K furnished to the SEC on June 14, 2021, and are all hereby incorporated by reference into this Annual Report. In addition, a summary of the material terms of our common shares and preferred shares is filed herewith. Under the BCA, the Statements of Designation are deemed amendments to our articles of incorporation. Our amended and restated articles of incorporation, and Statements of Designation have also been filed with the Registrar of Corporations of the Republic of the Marshall Islands.
The necessary actions required to change the rights of shareholders, and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convened are described in our bylaws.
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
(b) Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007, previously filed as Exhibit 99.1 to Seaspan Corporation’s Form 6-K/A, furnished to the SEC on October 10, 2007.
(c) Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008, previously filed as Exhibit 4.9 to Seaspan Corporation’s Form 20-F, filed with the SEC on March 30, 2011.
(d) Acquisition Agreement, dated November 20, 2019, by and among the sellers party thereto, Apple Bidco Limited, Seaspan Corporation, Atlas Corp. and Fairfax Financial Holdings Limited, as the seller representative, previously filed as Exhibit 4.2 to Seaspan’s Form 6-K, furnished to the SEC on November 22, 2019.
(e) Amendment No. 1 to the Agreement and Plan of Merger, dated December 31, 2019, by and among Seaspan Corporation, Atlas Corp. and Seaspan Holdco V Ltd., previously filed as Exhibit 2.2 to Atlas Corp.’s Amendment No. 1 to Registration Statement on Form 4-F, filed with the SEC on December 31, 2019.
(f) Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein, previously filed as Exhibit 4.1 to Seaspan Corporation’s Form 6-K, furnished to the SEC on February 10, 2020.
(g) Amendment and Waiver to Acquisition Agreement, dated February 21, 2020, by and among Apple Bidco Limited, Atlas Corp., Fairfax Financial Holdings Limited, in its capacity as the “Seller Representative”, and the other Parties listed on the signature pages attached hereto, previously filed as Exhibit 4.1 to Seaspan’s Form 6-K, furnished to the SEC on February 26, 2020.
(h) Credit Agreement, dated February 28, 2020, by and among, inter alia, APR Energy, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, previously filed as Exhibit 4.44 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(i) Intercreditor and Proceeds Agreement, dated February 28, 2020, by and among APR Energy, LLC, as borrower, certain affiliates of the borrower from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association and Citibank, N.A., previously filed as Exhibit 4.45 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(j) APR Guaranty, dated February 28, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, previously filed as Exhibit 4.46 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(k) Registration Rights Agreement, dated February 28, 2020, by and among Atlas Corp. and the investors specified therein, previously filed as Exhibit 4.47 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(l) Credit Agreement, dated March 6, 2020, by and among, inter alia, APR Energy, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto, previously filed as Exhibit 4.48 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(m) APR Guaranty, dated March 6, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, previously filed as Exhibit 4.49 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.

(n) Amendment Side Letter to Credit Agreement, dated as of March 19, 2020, by and among APR Energy, LLC, as Borrower, Atlas Corp., as Parent Guarantor, and Citibank, N.A., as Administrative Agent, previously filed as Exhibit 4.50 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020.
(o) Agreement and Amendment No. 2 to Acquisition Agreement, dated June 30, 2020, by and among Apple Bidco Limited, Atlas Corp., each shareholder listed on the signature pages thereto, and Fairfax Financial Holdings Limited, in its capacity as the Seller Representative, previously filed as Exhibit 10.1 to Atlas’s Form 6-K, furnished to the SEC on August 13, 2020.
(p) Indenture, dated March 19, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.1 to Atlas Corp.’s Form F-4, filed with the SEC on March 19, 2021.
(q) Agreement and Amendment No. 3 to Acquisition Agreement, dated as of April 30, 2021, among Atlas Corp., Apple Bidco Limited and Fairfax Financial Holdings Limited, in its individual capacity and in its capacity as Seller Representative, previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 3, 2021.
(r) First Supplemental Indenture, dated May 17, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee, previously filed as Exhibit 4.35 to Atlas Corp.’s Form 20-F, furnished to the SEC on March 24, 2022.
(s) Note Purchase Agreement, dated as of May 21, 2021, among Seaspan Holdco III Ltd., Seaspan Corporation, a group of institutional investors, Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, previously filed as Exhibit 4.5 to Atlas Corp.’s Form 6-K, furnished to the SEC on May 27, 2021.
(t) Subscription and Exchange Agreement, among Atlas Corp., Seaspan Corporation and the other signatory parties thereto, dated June 11, 2021, previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on June 14, 2021.
(u) Fifteenth Supplemental Indenture between Seaspan Corporation and The Bank of New York Mellon, as trustee, dated June 11, 2021, previously filed as Exhibit 4.4 to Atlas Corp.’s Form 6-K, furnished to the SEC on June 14, 2021.
(v) Indenture, dated as of July 14, 2021, by and between Seaspan Corporation and The Bank of New York Mellon, as trustee (including form of 5.50% Blue Transition Senior Notes due 2029), previously filed as Exhibit 4.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on July 14, 2021.
(w) Note Purchase Agreement, dated as of May 17, 2022, among Seaspan Holdco III Ltd., Seaspan Corporation, a group of institutional investors, Citibank N.A. as Note Administrative Agent, Registrar and Paying Agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, previously filed as Exhibit 10.1 to Atlas Corp.’s Form 6-K, furnished to the SEC on August 12, 2022.
(x) First Amended and Restated Credit Agreement, dated as of June 29, 2022, by and among APR Energy, LLC, as US Borrower, APR Energy Holdings Limited, as UK Borrower, Citibank, N.A., as Administrative Agent, Citibank, N.A., as Sole Structuring Agent, Citibank N.A., Export Development Canada, Bank of Montreal, Chicago Branch and Toronto-Dominion Bank, as Mandated Lead Arrangers, and the several lenders from time to time party thereto, previously filed as Exhibit 10.2 to Atlas Corp.’s Form 6-K, furnished to the SEC on August 12, 2022.
(y) First Amended and Restated Intercreditor and Proceeds Agreement, dated as of June 29, 2022, by and among APR Energy, LLC, as US Borrower, APR Energy Holdings Limited, as UK Borrower, certain affiliates of APR Energy, LLC from time to time party thereto, the other secured parties from time to time party thereto, UMB Bank, National Association, as Security Trustee, and Citibank, N.A., as Administrative Agent, previously filed as Exhibit 10.3 to Atlas Corp.’s Form 6-K, furnished to the SEC on August 12, 2022.
(z) First Amended and Restated APR Guaranty, dated June 29, 2022, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee, previously filed as Exhibit 10.4 to Atlas Corp.’s Form 6-K, furnished to the SEC on August 12, 2022.
(aa) Agreement and Plan of Merger, dated as of October 31, 2022, by and among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc., previously filed as Exhibit (d)(1) to Atlas Corp.'s Schedule 13E-3/A furnished to the SEC on January 9, 2023.
(bb) Second Amended and Restated Credit Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Credit Agreement dated as of May 19, 2021, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, filed herewith.

(cc) Second Amended and Restated Credit Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Credit Agreement dated as of May 19, 2021, among (inter alios) Seaspan Holdco III Ltd., as borrower, Seaspan Corporation, as guarantor, the several lenders from time to time party thereto, Citibank, N.A., as administrative agent, and Société Générale, Hong Kong Branch, as lead sustainability coordinator, filed herewith.
(dd) Second Amended and Restated Intercreditor and Proceeds Agreement, dated as of March 3, 2023, amending and restating that certain First Amended and Restated Intercreditor and Proceeds Agreement dated as of May 19, 2021, among Seaspan Holdco III Ltd., Seaspan Corporation, certain subsidiaries of Seaspan Holdco III Ltd. from time to time party thereto, as subsidiary guarantors, the other secured parties from time to time party thereto, UMB Bank, National Association, as security trustee, and Citibank, N.A., as administrative agent, filed herewith.
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
This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. This discussion does not address any U.S. federal income tax consequences of the status, or potential status, of the company as a “controlled foreign corporation” under the Code. Each shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our shares.
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

Distributions
Subject to the discussion of passive foreign investment companies (“PFICs”), below, we believe that we are a “qualified foreign corporation” and therefore any distributions made by us to a U.S. Holder of our preferred equity generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our shares should be treated as foreign source income.
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
Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 5% of a preferred shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on our shares that is treated as qualified dividend income, then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.
Sale, Exchange or Other Disposition of Our Shares
Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.
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
This disclosure does not address any U.S. federal income tax consequences of the status, or potential status, of the company as a “controlled foreign corporation” under the Code.
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
If we were to be treated as a PFIC and you are a U.S. Holder, unless you make an effective “qualified electing fund” (“QEF”) election, gain realized on the sale or other disposition of your shares would in general not be treated as capital gain. Instead, unless you effectively elect to be taxed annually on a mark-to-market basis with respect to your shares, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares and would be taxed at the highest tax rate in effect for each previous year to which the gain was allocated in which we were a PFIC with respect to you, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC or are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. If you own shares during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621. The QEF election is conditioned upon our furnishing you annually with certain tax information. We may not take the action necessary for a U.S. shareholder to make a QEF election in the event our company is determined to be a PFIC.
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
U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF or mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

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
Distributions
In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.
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
Interest Rate Risk
As of December 31, 2023, our variable-rate credit facilities totaled $1.5 billion, of which we had entered into nine interest rate swap agreements to fix the rates on a notional principal amount of $1.5 billion. These interest rate swaps swap mature between 2024 and 2032 and have a fair value of $86.1 million in our favor, on a net basis. Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of December 31, 2023, these financial instruments are in our favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of December 31, 2023. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.
Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.
The tables below provide information about our financial instruments at December 31, 2023 that are sensitive to changes in interest rates. Please see note 12 – “Long term debt”, note 13 – “Operating lease liabilities”, note 14 – “Finance lease liabilities” and note 15 – “Other financing arrangements” to our consolidated financial statements included in this

Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In Millions of USD	2024	2025	2026	2027	2028	Thereafter	Total
Credit facilities(1)	$103.9	$103.9	$103.9	$103.9	$764.0	$316.0	$1,495.6
Vessel Operating Leases(2)	102.4	105.9	105.6	75.6	24.7	5.8	420.0
Vessel Finance Leases(3)	66.5	—	—	—	—	—	66.5
Sale-Leaseback Facilities(4)	277.8	279.3	300.6	306.3	310.4	3,182.1	4,656.5
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

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As required by Rules 13a-15 and 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), management of Atlas has evaluated, with the participation of each of Atlas’s chief executive officer and interim chief financial officer, the effectiveness of Atlas’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the management of each Atlas was required to apply its judgment in evaluating and implementing possible controls and procedures.
Based on the foregoing, the chief executive officer and interim chief financial officer of Atlas has concluded that, as of December 31, 2023, the end of the period covered by this Annual Report, Atlas’s disclosure controls and procedures were effective.
Management’s Report on Internal Control Over Financial Reporting
The management of Atlas is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting refers to a process designed by, or under the supervision of, the chief executive officer and interim chief financial officer of Atlas and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
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
Management evaluated the effectiveness of Atlas’s internal control over financial reporting as of December 31, 2023 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that Atlas’s internal control over financial reporting was effective as of December 31, 2023.
Changes in Internal Control over Financial Reporting
Management has evaluated, with the participation of the chief executive officer and interim chief financial officer of Atlas, whether any changes in Atlas’s internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, Atlas’s internal control over financial reporting.
There was no change to Atlas’s internal control over financial reporting that occurred during the last fiscal year that has materially affected, or is reasonably likely to materially affect, Atlas’s internal control over financial reporting.
Item 16.    [Reserved]
Item 16A.    Audit Committee Financial Expert
The board of directors has determined that Lawrence Simkins qualifies as an audit committee financial expert and is independent under applicable NYSE, Nasdaq Stock Market and SEC standards.
Item 16B.    Code of Ethics
We have adopted a Standards of Business Conduct for all employees and directors. This document is available under “Corporate Governance” in the Investor Relations section of our website (www.atlascorporation.com). We also intend to disclose any waivers to or amendments of our Standards of Business Conduct and Ethics for the benefit of our directors and executive officers on our website. In 2023, we amended our Standards of Business Conduct to reflect completion of the Merger, and replacement of our Business Conduct Hotline with our whistleblower channel accessible through our website. We will provide a hard copy of our Standards of Business Conduct and Ethics free of charge upon written request of a shareholder. Please contact our legal department for any such request at 23 Berkeley Square, London, Fax Line: +44 843 320 5270.
Item 16C.    Principal Accountant Fees and Services
Our principal accountant for 2023 was KPMG LLP, Chartered Professional Accountants, Vancouver, BC, Canada, Auditor Firm ID:85.
In 2023 and 2022, the fees billed and accrued to us by the accountants for services rendered were as follows:

(in millions of USD)	2023	2022
Audit Fees	$3.0	$3.5
Tax Fees	1.2	1.6
	$4.2	$5.1
Audit Fees
Audit fees for 2023 include fees related to our annual audits for Atlas and certain wholly owned subsidiaries, quarterly reviews for Atlas and Seaspan Corporation, and accounting discussions. The 2023 fees also include audit related fees for limited assurance reports related to our sustainability linked financings.
Audit fees for 2022 include fees related to our annual audit, quarterly reviews, and accounting discussions. The 2022 fees also include audit related fees for various registration statements, securities offerings and limited assurance reports related to our sustainability linked financings. The fees for 2022 include the audits of certain wholly owned subsidiaries and quarterly reviews for Seaspan Corporation.
Tax Fees
Tax fees for 2023 and 2022 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2023 and 2022.

In fiscal 2023, the Company’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of the Company's subsidiaries the fees for which represented less than 5% of total audit-related fees for fiscal 2023.
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
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
Not applicable.
Item 16K.    Cybersecurity
In the ordinary course of business, we rely on the security of information and our operational technology systems, including those of our business partners and other third parties, to manage or support a variety of business activities including operating and navigating our containership fleet; operating our power generation equipment; tracking container contents and delivery; maintaining vessel and power plant infrastructure; communicating with personnel, management, customers and business partners; collecting, processing, transmitting and storing electronic information, including personal, employee, business, financial and operational data; facilitating business and financial transactions; and providing services to our customers. A successful cyber-attack on us, or our business partners, could significantly disrupt these and other commercial activities and business functions resulting in a loss of revenue and customer relationships. For operational technology in particular, a successful cyber-attack could result in physical damage to assets and infrastructure, particularly on our vessels, and could result in injury or loss of life and environmental harm.
Our global technology network faces many threats from criminal hackers and competitors who may use phishing emails, unauthorized network intrusions, electronic communications or portable electronic devices to distribute computer viruses and ransomware, enable fraudulent transactions, or otherwise alter the confidentiality, integrity and availability of our information and information systems. Due to our continuing efforts to secure our technology network infrastructure, protect our critical data and systems, and ensure operational resiliency, attempted cyber-attacks against the Company have been unsuccessful to date. However, cyber-attacks may continue to occur and a successful cyber-attack could have a material impact on our financial performance, reputation and day-to-day operations. Cyber-attacks are becoming increasingly common and more sophisticated, and may be perpetrated by computer hackers, cyber-terrorists or others engaged in corporate espionage. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to enhance and supplement our existing protective measures. A successful cyber-attack could also result in significant costs associated with the investigation and remediation of our technology systems, as well as increased regulatory and legal liability.
We have processes in place to identify, assess and mitigate cybersecurity threats, including email and web browser security, security configuration standards. We also utilize cybersecurity policy enforcement mechanisms for our endpoints and network, network detection and remediation, continuous vulnerability scanning and updating of systems, 24-hour managed security monitoring and response, periodic network penetration testing, and access control measures with multi factor authentication and zero-trust security. We further conduct mandatory security awareness training for our current and new employees, and engage in phishing simulations. In many of these processes, we engage external consultants and assessors, or use third-party tools or services. Our information technology team reviews the adequacy of cybersecurity and privacy controls of all new third-party providers of cloud and other technology-related services prior to entering into contracts with third parties that could affect the integrity of our information systems, and periodically conducts similar risk-based reviews on existing third-party providers by, for example, obtaining and reviewing Service Organization Control audit reports. We regularly upgrade and maintain our information technology systems and infrastructure, and invest in our cybersecurity program, in order to mitigate cybersecurity threats. If such processes and programs were insufficient to prevent or mitigate such threats, we have backup and recovery processes designed to restore our operations to a functional state.
We manage cybersecurity risks within our overall enterprise risk management program, which provides a risk governance framework for identifying, analyzing, prioritizing, and responding to enterprise risks, and defining roles and responsibilities for managing such risks. This integrated framework enables us to assess how cybersecurity risks might interact with and impact other enterprise risks, and affect our business strategy, results of operations, or financial condition. The framework also enables us to communicate and collaborate cross-functionally to mitigate cybersecurity risks effectively and efficiently, where needed. Cybersecurity risks and risk mitigations are subject to monitoring and oversight by our enterprise risk management function, and assurance activities conducted by the internal audit function.
Our Board, through the audit committee, oversees cybersecurity risk management. The audit committee, on a quarterly basis, receives and reviews management’s reporting on cybersecurity risks and the steps that management has taken to mitigate such risks, and the internal audit function’s reporting on any findings of significance, including those related to cybersecurity risks. The audit committee also receives and reviews annually guidelines and policies governing management of enterprise risks (including cybersecurity risks).
Our Vice President, Information Technology, with support from the cybersecurity team, is responsible for assessing and managing cybersecurity risks. The Vice President, Information Technology, routinely reports to the audit committee on cybersecurity risks and risk mitigation updates, as well as any cybersecurity incidents. Our Cybersecurity Manager reports to the Vice President, Information Technology, and leads our in-house cybersecurity team which is augmented by a managed security operations center (SOC) that monitors for cybersecurity events and incidents to proactively defend against cybersecurity threats. Our Cybersecurity Manager has over 15 years of information technology systems and infrastructure, and cybersecurity experience working for large companies in various industries. The Cybersecurity Manager holds an Honors Bachelor of Technology degree in Informatics and Security and holds various industry-leading certificates in information technology infrastructure cybersecurity. We have established a cybersecurity incident response plan that sets forth clear protocols and related responsibilities, and is incorporated into the managed SOC platform. An incident response team, comprised of our information technology, legal, corporate communications and investor relations departments, and external technical experts, will execute the incident response plan should a cybersecurity incident occur.

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
The following financial statements, together with the report of KPMG LLP, Chartered Professional Accountants thereon, are filed as part of this Annual Report:
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

4.3
Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 20-F (File No. 001-32591), filed with the SEC on March 30, 2011).

Exhibit Number	Description

4.4
Agreement and plan of merger, dated as of March 13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.5
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

4.6
Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on February 10, 2020).

4.7
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

4.8
Atlas Corp. Stock Incentive Plan, as amended and restated on February 27, 2020 (incorporated herein by reference to Exhibit 4.7 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

4.9
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

4.10
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

4.11
APR Guaranty, dated February 28, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee (incorporated herein by reference to Exhibit 4.46 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.12
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

4.13
APR Guaranty, dated March 6, 2020, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee (incorporated herein by reference to Exhibit 4.49 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.14
Amendment Side Letter to Credit Agreement, dated as of March 19, 2020, by and among APR Energy, LLC, as Borrower, Atlas Corp., as Parent Guarantor, and Citibank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 4.50 to Atlas Corp.’s Form 20-F (File No. 333-229312), filed with the SEC on April 13, 2020).

4.15
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

4.16
Indenture, dated March 19, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form F-4 (File No. 333-254537), filed with the SEC on March 19, 2021).

Exhibit Number	Description

4.17
Agreement and Amendment No. 3 to Acquisition Agreement, dated as of April 30, 2021, among Atlas Corp., Apple Bidco Limited and Fairfax Financial Holdings Limited, in its individual capacity and in its capacity as Seller Representative (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on May 4, 2021).

4.18
First Supplemental Indenture, dated May 17, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee, incorporated herein by reference to Exhibit 4.35 to Atlas Corp.’s Form 20-F (File 333-229312), filed with the SEC on March 24, 2021.

4.19
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

4.20
Subscription and Exchange Agreement, among Atlas Corp., Seaspan Corporation and the other signatory parties thereto, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on June 14, 2021).

4.21
Indenture, dated as of July 14, 2021, by and between Seaspan Corporation and The Bank of New York Mellon, as trustee (including form of 5.50% Blue Transition Senior Notes due 2029) (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on July 14, 2021).

4.22
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

4.23
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

4.24
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

4.25
First Amended and Restated APR Guaranty, dated June 29, 2022, by and between Atlas Corp. and UMB Bank, National Association, in its capacity as security trustee (incorporated herein by reference to Exhibit 10.4 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on August 12, 2022).

4.26
Agreement and Plan of Merger, dated as of October 31, 2022, by and among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc. (incorporated herein by reference to Exhibit (d)(1) to Atlas Corp.'s Schedule 13E-3/A (File No. 005-91452), furnished to the SEC on January 9, 2023).

4.27
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

4.28
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

4.29
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

8.1*	Subsidiaries of Atlas Corp.

Exhibit Number	Description

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Atlas Corp.’s Chief Executive Officer.

13.1**	Atlas Corp. Certification of Bing Chen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97*	Atlas Corp. Policy for the Recovery of Erroneously Awarded Compensation

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
*Filed herewith
**    Furnished herewith

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Atlas Corp.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Atlas Corp. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cumulative redeemable preferred shares, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Assessment of indicators of impairment for vessels
As discussed in Note 2(f) to the consolidated financial statements, property, plant and equipment that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values. The Company has not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable for the year ended December 31, 2023. As discussed in Note 7 and Note 9, the total carrying value of the Company’s vessels, including right-of-use vessels, was $9,476.9 million as of December 31, 2023.
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
Vancouver, Canada
March 14, 2024

ATLAS CORP. Consolidated Balance Sheets (Expressed in millions of United States dollars, except number of shares and par value amounts) December 31, 2023 and 2022

	2023	2022
Assets
Current assets:
Cash and cash equivalents	$385.3	$280.0
Accounts receivable	79.2	98.6
Inventories	52.2	50.0
Prepaid expenses and other	36.1	44.4
Asset held for sale (note 7)	21.4	19.4
Net investment in lease (note 6)	33.7	21.0
Derivative instruments - current (note 22(c))	2.2	—
Acquisition related assets (note 5(a))	72.3	79.8
	682.4	593.2

Property, plant and equipment (note 7)	9,379.6	7,156.9
Vessels under construction (note 8)	1,315.0	1,422.5
Right-of-use assets (note 9)	438.0	746.7
Net investment in lease (note 6)	1,395.1	887.4
Goodwill (note 10)	75.3	75.3
Deferred tax assets (note 17)	1.8	0.5
Derivative instruments (note 22(c))	85.2	107.1
Other assets (note 11)	340.6	312.8
	$13,713.0	$11,302.4
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 20)	$317.2	$204.3
Deferred revenue	74.7	25.2
Income tax payable	77.6	72.3
Long-term debt - current (note 12)	129.4	238.4
Operating lease liabilities - current (note 13)	101.1	115.3
Finance lease liabilities - current (note 14)	66.5	222.2
Other financing arrangements - current (note 15)	298.5	147.5
Other liabilities - current (note 16)	18.8	13.3
	1,083.8	1,038.5

Long-term debt (note 12)	3,161.4	3,453.4
Operating lease liabilities (note 13)	271.1	391.7
Other financing arrangements (note 15)	4,305.3	1,940.3
Derivative instruments (note 22(c))	1.3	1.5
Other liabilities (note 16)	177.3	51.2
Total liabilities	9,000.2	6,876.6

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2022 – 12,000,000) (note 18 (e))	296.9	296.9

Shareholders’ equity:
Share capital (note 18):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2022 – 150,000,000); 14,118,833 shares issued and outstanding (2022 – 20,118,833) Common shares; $0.01 par value; 400,000,000 shares authorized (2022 – 400,000,000); 204,328,277 shares issued and outstanding (2022 – 281,565,472); nil shares held in treasury (2022 – 727,351)	1.9	2.8
Additional paid in capital	3,876.3	3,724.2
Retained earnings	554.8	420.0
Accumulated other comprehensive loss	(17.1)	(18.1)
	4,415.9	4,128.9
	$13,713.0	$11,302.4
Commitments and contingencies (note 21)
Subsequent events (note 23)
See accompanying notes to consolidated financial statements.

ATLAS CORP. Consolidated Statements of Operations (Expressed in millions of United States dollars) Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Revenue (note 4)	$1,820.7	$1,697.4	$1,646.6
Operating expenses:
Operating expenses	376.9	353.4	351.0
Depreciation and amortization	420.8	379.1	366.7
General and administrative	124.1	108.1	79.2
Indemnity claim under acquisition agreement	—	(21.3)	(42.4)
Operating leases (note 13)	120.3	123.0	146.3
(Gain) Loss on sale (note 7)	(3.7)	3.7	(16.4)
	1,038.4	946.0	884.4
Operating earnings	782.3	751.4	762.2
Other expenses (income):
Interest expense	375.6	235.4	197.1
Interest income	(13.2)	(6.5)	(3.1)
Loss on debt extinguishment (note 12)	10.3	9.4	127.0
Income from equity investment	(3.9)	(0.3)	—
Gain on derivative instruments (note 22(c))	(16.7)	(120.6)	(14.1)
Other expenses	18.9	9.3	21.8
	371.0	126.7	328.7
Net earnings before income tax	411.3	624.7	433.5
Income tax expense (note 17)	8.3	2.4	33.0
Net earnings	$403.0	$622.3	$400.5

See accompanying notes to consolidated financial statements.

ATLAS CORP. Consolidated Statements of Comprehensive Income (Expressed in millions of United States dollars) Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Net earnings	$403.0	$622.3	$400.5
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 22(c))	1.0	1.0	1.2
Comprehensive income	$404.0	$623.3	$401.7

See accompanying notes to consolidated financial statements.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2023, 2022 and 2021

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained Earnings / (Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2020 carried forward	—	$—	246,277,338	33,335,570	$2.1	$0.3	$3,842.7	$(199.2)	$(20.3)	$3,625.6
Net earnings	—	—	—	—	—	—	—	400.5	—	400.5
Other comprehensive income	—	—	—	—	—	—	—	—	1.2	1.2
Issuance of common shares from unissued acquisition related equity consideration (note 2)	—	—	350,138	—	—	—	—	—	—	—
Series J preferred shares issued (note 12(f) and 18(e))	12,000,000	296.9	—	—	—	—	—	—	—	—
Redemption of preferred shares (note 18(b))	—	—	—	(13,216,737)			(330.4)			(330.4)
Warrants for Fairfax Notes	—	—	—	—	—	—	3.0	—	—	3.0
Dividends on common shares ($0.50 per share)	—	—	—	—	—	—	—	(126.3)	—	(126.3)
Dividends on preferred shares (Series D - $2.00 per share; Series E - $1.38per share; Series G - $1.37 per share; Series H - $1.97 per share; Series I - $2.00 per share; Series J - $0.68 per share)	—	—	—	—	—	—	—	(66.2)	—	(66.2)
Shares issued through dividend reinvestment program	—	—	24,803	—	—	—	0.3	(0.3)	—	—
Share-based compensation expense	—	—	372,420	—	—	—	11.2	(1.0)	—	10.2
Balance, December 31, 2021	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6

See accompanying notes to consolidated financial statements.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (Continued)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2023, 2022 and 2021

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings / (Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2021, carried forward	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6
Impact of accounting policy change (note 2(s))	—	—	—	—	—	—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	12,000,000	296.9	247,024,699	20,118,833	2.1	0.3	3,526.8	2.4	(19.1)	3,512.5
Net earnings	—	—	—	—	—	—	—	622.3	—	622.3
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Issuance of common shares from unissued acquisition related equity consideration	—	—	92,444	—	—	—	—	—	—	—
Exercise of Warrants (note 18(f))	—	—	25,000,000	—	0.3	—	201.0	—	—	201.3
Cancellation of Holdback Shares (note 5(a))	—	—	—	—	—	—	(27.3)	(4.9)	—	(32.2)
Issuance of common shares related to release of Holdback Shares (note 5(a))	—	—	2,749,898	—	—	—	—	—	—	—
Dividends on common shares ($0.50 per share)	—	—	—	—	—	—	—	(137.6)	—	(137.6)
Dividends on preferred shares (Series D - $2.00 per share; Series H - $1.96 per share; Series I - $2.00 per share; Series J - $1.76 per share)	—	—	—	—	—	—	—	(60.8)	—	(60.8)
Shares issued through dividend reinvestment program	—	—	27,586	—	—	—	0.3	(0.4)	—	(0.1)
Share-based compensation expense (note 19)	—	—	6,670,845	—	0.1	0.0	23.4	(1.0)	—	22.5
Balance, December 31, 2022	12,000,000	$296.9	281,565,472	20,118,833	$2.5	$0.3	$3,724.2	$420.0	$(18.1)	$4,128.9

See accompanying notes to consolidated financial statement.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (Continued)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2023, 2022 and 2021

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings/(Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	preferred shares
	Shares	Amount
Balance, December 31, 2022, carried forward	12,000,000	$296.9	281,565,472	20,118,833	$2.5	$0.3	$3,724.2	$420.0	$(18.1)	$4,128.9
Net earnings	—	—	—	—	—	—	—	403.0	—	403.0
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Issuance of common shares from unissued acquisition related equity consideration	—	—	727,351	—	—	—	—	—	—	—
Exercise of Warrants (note 18(f))	—	—	6,000,000	—	—	—	78.7	—	—	78.7
Settlement of Exchangeable Notes	—	—	—	—	—	—	(29.4)	—	—	(29.4)
Issuance / (redemption) of preferred shares (note 18)	—	—	—	(6,000,000)	—	(0.1)	(149.9)	—	—	(150.0)
Adjustment to share-based compensation (note 19)	—	—	—	—	—	—	(11.6)	—	—	(11.6)
Shares retired upon Merger and capital contribution from Poseidon (note 1)	—	—	(84,171,724)	—	(0.8)	—	246.5	—	—	245.7
Shares of Poseidon Merger Sub, Inc. becoming shares of Atlas Corp upon Merger	—	—	1,000	—	—	—	—	—	—	—
Dividends on common shares ($0.25 per share)	—	—	—	—	—	—	—	(194.6)	—	(194.6)
Dividends on preferred shares (Series D - $2.49 per share; Series H - $2.45 per share; Series I - $2.00 per share; Series J - $2.20 per share)	—	—	—	—	—	—	—	(73.2)	—	(73.2)
Shares issued through dividend reinvestment program	—	—	6,178	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense (note 19)	—	—	200,000	—	—	—	17.7	(0.3)	—	17.4
Balance, December 31, 2023	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,876.3	$554.8	$(17.1)	$4,415.9

See accompanying notes to consolidated financial statement.

ATLAS CORP. Consolidated Statements of Cash Flows (Expressed in millions of United States dollars) Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
Cash from (used in):
Operating activities:
Net earnings	$403.0	$622.3	$400.5
Items not involving cash:
Depreciation and amortization	420.8	379.1	366.7
Change in right-of-use asset	93.9	99.6	125.8
Non-cash interest expense and accretion	28.9	21.2	38.2
Non-cash adjustment purchase option finance lease	30.1	—	—
Unrealized change in derivative instruments	19.5	(127.9)	(40.6)
Amortization of acquired revenue contracts	38.6	12.4	15.0
Loss on debt extinguishment	10.3	9.4	127.0
Equity income on investment	(3.9)	(0.3)	—
Loss (Gain) on sale	(3.7)	3.7	(16.4)
Other	(8.7)	7.0	26.2
Change in other operating assets and liabilities (note 20)	(5.0)	(170.2)	(98.4)
Cash from operating activities	1,023.8	856.3	944.0

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(3,010.9)	(1,239.7)	(1,577.0)
Prepayment on vessel purchase	—	—	(132.3)
Receipt (Payment) on settlement of interest swap agreements	34.4	(12.7)	(26.8)
Gain (Loss) on foreign currency repatriation	—	4.0	(13.9)
Receipt from contingent consideration asset	18.6	12.5	30.5
Other assets and liabilities	83.9	259.5	41.3
Capitalized interest relating to newbuilds	(67.3)	(46.2)	(15.7)
Cash used in investing activities	(2,941.3)	(1,022.6)	(1,693.9)

Financing activities:
Repayments of long-term debt and other financing arrangements	(1,608.5)	(1,221.3)	(1,474.9)
Issuance of long-term debt and other financing arrangements	3,658.0	1,367.4	3,152.6
Capital contribution from Poseidon	245.7	—	—
Redemption of Fairfax Notes	—	—	(300.0)
Capped call settlement	25.3	—	—
Proceeds from exercise of warrants	78.7	201.3	—
Redemption of preferred shares	(150.0)	—	(330.4)
Payment of lease liabilities	(13.7)	(16.6)	—
Financing fees	(12.2)	(20.2)	(122.2)
Share issuance cost	—	—	(0.1)
Dividends on common shares	(148.0)	(119.3)	(124.6)
Dividends on preferred shares	(60.9)	(60.8)	(66.2)
Cash from financing activities	2,014.4	130.5	734.2
Increase (Decrease) in cash and cash equivalents	96.9	(35.8)	(15.7)
Cash and cash equivalents and restricted cash, beginning of year	291.0	326.8	342.5
Cash and cash equivalents and restricted cash, end of year	$387.9	$291.0	$326.8
Supplemental cash flow information (note 20(b))

See accompanying notes to consolidated financial statements.

ATLAS CORP. Notes to Consolidated Financial Statements (Tabular amounts in millions of United States dollars, except per share amount and number of shares) Years ended December 31, 2023, 2022 and 2021

1.    General:
Atlas Corp. (the “Company” or “Atlas”) owns, leases and operates a fleet of vessels and power generation assets through its vessel leasing and mobile power generation segments, respectively. It is a Republic of the Marshall Islands corporation.
On March 28, 2023, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2022, by and among Atlas, Poseidon Acquisition Corp. (since renamed Poseidon Corp., “Poseidon”), an entity formed by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), certain affiliates of the Washington Family (“Washington”), David Sokol, Chairman of the Board of Directors of the Company (the “Chairman”), Ocean Network Express Pte. Ltd., (“ONE”) and certain of their respective affiliates, and Poseidon Merger Sub, Inc., a wholly-owned subsidiary of Poseidon (“Merger Sub”), Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Poseidon (other than with respect to the Company’s preferred shares) (the “Merger”). Each common share outstanding prior to the Merger, other than common shares contributed to Poseidon immediately prior to the consummation of the Merger by Fairfax, Washington, the Chairman and the Company’s chief executive officer, was converted into the right to receive $15.50 per common share in cash.
2.    Significant accounting policies:
(a)    Basis of preparation:
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
Years ended December 31, 2023, 2022 and 2021

2.    Significant accounting policies (continued):
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
Years ended December 31, 2023, 2022 and 2021

2.    Significant accounting policies (continued):
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
(i)    Asset retirement obligations:
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
(j)    Deferred financing fees:
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
(k)    Revenue:
Vessel leasing revenue
The Company derives revenue from the charter of its vessels. Each charter agreement is evaluated and classified as an operating lease or financing lease based on the lease term, fair value associated with the lease and any purchase options or obligations. The assessment is done at lease commencement and reassessed only when a modification occurs that is not considered a separate contract.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

2.    Significant accounting policies (continued):
(k)    Revenue (continued):
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
(l)    Leases:
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

2.    Significant accounting policies (continued):
(m)    Derivative financial instruments:
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
(n)    Income taxes:
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
(o)    Share-based compensation:
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
The fair value of each grant is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures in share-based compensation expense as they occur. If share compensation arrangements are amended such that they are considered an accounting modification, the Company determines whether there is a change in accounting classification and whether any additional compensation cost should be recognized. Liability based arrangements are re-measured at fair value each reporting period until settlement.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

2.    Significant accounting policies (continued):
(p)    Fair value measurement:
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
(q)    Use of estimates:
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
(r)    Comparative information:
Certain information has been reclassified to conform to the financial statement presentation adopted for the current year.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

2.    Significant accounting policies (continued):
(s)    Recently adopted accounting pronouncements:
Discontinuation of LIBOR
The Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848)”, prospectively to contract modifications. The guidance provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. The Company has elected to apply the optional relief for contracts under ASC 470, “Debt”, ASC 840 and 842, “Leases”, and ASC 815, “Derivatives and Hedging”. There was no impact to the Company's financial statements upon initial adoption. The LIBOR replacement modifications for Debt contracts were accounted for by prospectively adjusting the effective interest rate in the agreements. Existing lease and derivative contracts were not reassessed. Transition activities were focused on the conversion of existing LIBOR based contracts to the Secured Overnight Financing Rate (“SOFR”).
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

3.    Segment reporting:
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, vessel leasing and mobile power generation. The Company’s vessel leasing segment owns and operates a fleet of vessels which are chartered primarily pursuant to long-term, fixed-rate charters. The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers.

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
The following table includes the Company’s selected financial information by segment:

Year ended December 31, 2023	Vessel Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,702.8	$117.9	$—	$1,820.7
Operating expense	347.3	29.6	—	376.9
Depreciation and amortization expense	375.1	45.7	—	420.8
General and administrative expense	81.9	41.0	1.2	124.1
Operating lease expense	116.7	3.6	—	120.3
Gain on sale	(3.7)	—	—	(3.7)
Interest income	(9.5)	(2.1)	(1.6)	(13.2)
Interest expense	364.6	8.9	2.1	375.6
Income tax expense	2.0	6.3	—	8.3

Year ended December 31, 2022	Vessel Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$1,543.0	$154.4	$—	$1,697.4
Operating expense	309.2	44.2	—	353.4
Depreciation and amortization expense	327.5	51.6	—	379.1
General and administrative expense	76.6	33.5	(2.0)	108.1
Indemnity claim (income) under acquisition agreement	—	(21.3)	—	(21.3)
Operating lease expense	120.3	2.7	—	123.0
Loss (Gain) on sale	4.0	(0.3)	—	3.7
Interest income	(5.5)	(0.7)	(0.3)	(6.5)
Interest expense	219.4	16.7	(0.7)	235.4
Income tax expense	1.9	0.5	—	2.4

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

3.    Segment reporting (continued):

	Year ended December 31, 2023	Year ended December 31, 2022
Vessel leasing adjusted EBITDA	$1,157.0	$1,036.9
Mobile power generation adjusted EBITDA	43.7	97.1
Total segment adjusted EBITDA	1,200.7	1,134.0
Eliminations and other	(4.8)	(1.4)
Depreciation and amortization expense	420.8	379.1
Interest income	(13.2)	(6.5)
Interest expense	375.6	235.4
Gain on derivative instruments	(16.7)	(120.6)
Loss on debt extinguishment	10.3	9.4
Other expenses	18.9	7.1
Loss (Gain) on contingent consideration asset	2.2	(0.9)
Loss on foreign currency repatriation	—	4.0
(Gain) Loss on sale	(3.7)	3.7
Consolidated net earnings before taxes	$411.3	$624.7
(1)The calculation of adjusted EBITDA does not include the Indemnity claim under acquisition agreement as an adjustment for the mobile power generation segment. Although the revenue reported for this segment is lower due to an injunction at one of the sites, the losses are recoverable through an indemnification agreement (note 5).

Total Assets	December 31, 2023	December 31, 2022
Vessel Leasing	$13,105.8	$10,584.2
Mobile Power Generation	764.9	838.9
Elimination and Other	(157.7)	(120.7)
Total	$13,713.0	$11,302.4

Capital expenditures by segment	Year ended December 31, 2023	Year ended December 31, 2022
Vessel leasing	$2,997.0	$1,219.5
Mobile power generation	13.9	20.2

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

4.    Revenue:
The Company generates revenue by leasing and operating its fleet of vessels and power generation assets, largely through operating leases, direct financing leases and sales-type leases. Revenue disaggregated by segment and by type for the year ended December 31, 2023, December 31, 2022 and December 31, 2021 is as follows:

	Year ended December 31, 2023
	Vessel Leasing (1)	Mobile Power Generation	Total
Operating lease revenue	$1,598.7	$103.5	$1,702.2
Interest income from leasing	84.0	—	84.0
Other	20.1	14.4	34.5
	$1,702.8	$117.9	$1,820.7

	Year ended December 31, 2022
	Vessel Leasing (1)	Mobile Power Generation	Total
Operating lease revenue	$1,457.0	$136.4	$1,593.4
Interest income from leasing	73.8	—	73.8
Other	12.2	18.0	30.2
	$1,543.0	$154.4	$1,697.4

	Year ended December 31, 2021
	Vessel Leasing (1)	Mobile Power Generation	Total
Operating lease revenue	$1,409.9	$179.7	$1,589.6
Interest income from leasing	46.1	—	46.1
Other	4.4	6.5	10.9
	$1,460.4	$186.2	$1,646.6
(1)Vessel leasing revenue includes both bareboat charter and time charter revenue.
As at December 31, 2023, the minimum future revenues to be received on committed operating leases, interest income to be earned from direct financing leases and other revenue are as follows:

	Operating lease revenue	Direct financing leases(1)	Total committed revenue
2024	$1,889.8	$115.6	$2,005.4
2025	1,758.5	111.1	1,869.6
2026	1,443.0	107.7	1,550.7
2027	987.2	104.1	1,091.3
2028	583.2	100.4	683.6
Thereafter	2,015.9	725.6	2,741.5
	$8,677.6	$1,264.5	$9,942.1
(1)Minimum future interest income includes direct financing leases currently in effect.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

4.    Revenue (continued):
As at December 31, 2023, the minimum future revenues to be received based on each segment are as follows:

	Vessel Leasing (1)	Mobile Power Generation	Total committed revenue
2024	$1,921.0	$84.4	$2,005.4
2025	1,791.8	77.8	1,869.6
2026	1,550.7	—	1,550.7
2027	1,091.3	—	1,091.3
2028	683.6	—	683.6
Thereafter	2,741.5	—	2,741.5
	$9,779.9	$162.2	$9,942.1
(1)Minimum future interest income includes direct financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
The Company’s revenue during the years was derived from the following customers:

	2023	2022	2021
COSCO	$379.3	$454.8	$492.2
ONE	379.1	254.3	255.2
Yang Ming Marine	236.0	241.7	249.9
ZIM	189.2	65.8	19.9
Other	637.1	680.8	629.4
	$1,820.7	$1,697.4	$1,646.6
5.    Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.
(a)Transactions with Fairfax:
Over the course of 2018, 2019 and 2020, Seaspan issued to Fairfax Financial Holdings Limited and certain of its affiliates (“Fairfax”) an aggregate $600,000,000 of 5.50% senior notes due in 2025, 2026 and 2027 (the “Fairfax Notes”) and warrants to purchase an aggregate 101,923,078 common shares of Seaspan. Two tranches of warrants, each for 38,461,539 common shares, were exercisable at a price of $6.50 per share. One tranche of warrants, for 25,000,000 common shares, was exercisable at a price of $8.05 per share. All such warrants have been exercised.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

5.    Related party transactions (continued):
(a)Transactions with Fairfax (continued):
In January 2023, Fairfax exercised warrants to purchase 6,000,000 common shares of Atlas for gross aggregate proceeds to the Company of $78,700,000. Following this exercise, Fairfax has no outstanding warrants.
For the year ended December 31, 2021, interest expense related to the Fairfax Notes, excluding amortization of the debt discount, was $19,204,000. For the year ended December 31, 2021, amortization of debt discount was $14,188,000.
For the year ended December 31, 2023, the dividends paid on Series J Preferred Shares were $21,000,000 (2022 – $21,000,000).
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
The indemnification obligation related to the cash repatriation from a foreign jurisdiction expired in April 2022. Prior to the expiration of this indemnification, 92,444 Holdback Shares were issued in 2022. These Holdback Shares were released from the holdback of the minority sellers and purchased by Fairfax. Upon expiration of this indemnification, the remaining Holdback Shares of 2,749,898 were released and issued to the minority sellers in June 2022. Prior to the expiration of this indemnification, Fairfax paid $6,265,000 during the year ended December 31, 2022. In March 2023, in relation to the expiry of an indemnification obligation, 727,351 common shares reserved in treasury were issued out of Holdback Shares to the APR sellers. Following the expiration of this indemnification obligation, all Holdback Shares have been released.
During the year ended December 31, 2023 and December 31, 2022, the Company received $3,836,000 and $5,239,000, respectively, from Fairfax for the settlement of an indemnification related to losses realized on sale or disposal of certain property, plant and equipment and inventory items. Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy recorded as Acquisition Related Assets and Contingent Consideration Asset (note 11(d)).
(b)Transactions with ONE:
In June 2023, the Company completed the sale of one 4,250 TEU vessel to ONE for gross proceeds of $17,250,000. The Company continues to manage the ship operations of this vessel and during the year ended December 31, 2023, the Company earned revenue of $1,154,000 (2022 - nil) and incurred expenses of $1,182,000 (2022 - nil) in connection with the ship management of the vessel.
In June 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from one of the joint owners of ONE for an aggregate purchase price of $54,400,000 (note 7).
Since the closing of the Merger, the Company earned revenue of $312,768,000 from ONE in connection with the time charter of 24 vessels and management of one vessel as described above.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

5.    Related party transactions (continued):
(c)Transactions with ZE JV:
In March 2021, the Company entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders’ agreement with ZE to form the joint venture (“ZE JV”). The Company owns 50% of the ZE JV. The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply. In October 2021, through a series of transactions with a wholly owned subsidiary of the ZE JV as the ultimate purchaser, the Company sold one 4,250 TEU vessel for an aggregate purchase price of $38,280,000 (note 7). Additionally, in May 2022, through a series of transactions with wholly owned subsidiaries of the ZE JV as the ultimate purchaser, the Company sold four 4,250 TEU vessels for an aggregate purchase price of $138,975,000 (note 7). The Company continues to manage the ship operations of these vessels.
During the year ended December 31, 2023, the Company earned revenue of $10,839,000 (2022 – $7,035,000) and incurred expenses of $9,759,000 (2022 – $6,776,000) in connection with the ship management of the vessels. As at December 31, 2023, the Company has invested $1,000,000 (December 31, 2022 – $1,000,000) in the ZE JV.
During the year ended December 31, 2023, the Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades and incurred $32,322,000 under these agreements.
(d)Transactions with Poseidon:
Poseidon is the ultimate parent company of Atlas following the closing of the Merger as described in note 1.
During the year ended December 31, 2023, Atlas declared dividends of $124,670,000 to Poseidon. As at December 31, 2023, $48,582,000 of the dividends declared remain outstanding.
6.    Net investment in lease:

	2023	2022
Undiscounted lease receivable	$2,706.5	$1,724.4
Unearned interest income	(1,277.7)	(816.0)
Net investment in lease	$1,428.8	$908.4

	2023	2022
Net investment in lease	$1,428.8	$908.4
Current portion of net investment in lease	(33.7)	(21.0)
Long-term portion of net investment in lease	$1,395.1	$887.4
During the year ended December 31, 2022 , the Company accepted delivery of two 12,000 TEU newbuild vessels, each of which commenced an 18-year fixed rate bareboat charter upon delivery.
During the year ended December 31, 2023, the Company accepted delivery of two 16,000 TEU and two 24,000 TEU newbuild vessels, each of which commenced an 18-year fixed rate bareboat charter upon delivery. The bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

6.    Net investment in lease (continued):
At December 31, 2023, the minimum lease receivable from direct financing leases are as follows:

2024	$152.0
2025	151.6
2026	151.6
2027	151.6
2028	152.0
Thereafter	1,947.7
$2,706.5
7.    Property, plant and equipment:

December 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$12,072.4	$(3,028.5)	$9,043.9
Equipment and other	566.5	(230.8)	335.7
Property, plant and equipment	$12,638.9	$(3,259.3)	$9,379.6

December 31, 2022	Cost	Accumulated depreciation	Net book value
Vessels	$9,610.7	$(2,805.6)	$6,805.1
Equipment and other	542.9	(191.1)	351.8
Property, plant and equipment	$10,153.6	$(2,996.7)	$7,156.9

During the year ended December 31, 2023, depreciation and amortization expense relating to property, plant and equipment was $365,974,000 (2022 – $334,121,000; 2021 – $345,164,000).
During the year ended December 31, 2022, the Company accepted delivery of one 15,000 and six 11,800 TEU newbuild vessels, each of which commenced a five-year charter upon delivery.
During the year ended December 31, 2022, the Company completed the sale of 10 vessels. The Company received gross proceeds of $257,075,000 for the 10 vessel sales and recognized loss on sale of $3,973,000 in aggregate.
In December 2022, the Company entered into an agreement to sell one 4,250 TEU vessel for gross proceeds $21,600,000, subject to closing conditions. As at December 31, 2022 this vessel was classified as asset held for sale. The sale was completed in January 2023 and recognized a gain on sale of $2,744,000.
During the year ended December 31, 2023, the Company entered into agreements to sell two 4,250 TEU vessels for gross proceeds of $43,250,000, resulting in a net gain on sale of $920,000.
During the year ended December 31, 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from ONE for an aggregate purchase price of $54,400,000 (note 5).
During the year ended December 31, 2023, the Company took delivery of 18 newbuild vessels. The vessels range in size from 7,000 to 15,500 TEU and each commenced a long-term charter upon delivery. The aggregate purchase price for the newbuild vessels delivered during the year ended December 31, 2023 was $2,118,139,000.
As at December 2023, the Company has one 4,250 TEU vessel classified as asset held for sale. The sale was completed in February 2024 for gross proceeds $29,800,000 (note 23).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

8.    Vessels under construction
As at December 31, 2023, the vessels under construction balance includes $66,628,000 of capitalized interest for the year ended December 31, 2023 (December 31, 2022 – $49,022,000).
9.    Right-of-use assets:

December 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$740.8	$(376.4)	$364.4
Vessel finance leases	69.1	(0.5)	68.6
Other operating leases	17.0	(12.0)	5.0
Right-of-use assets	$826.9	$(388.9)	$438.0

December 31, 2022	Cost	Accumulated amortization	Net book value
Vessel operating leases	$835.5	$(335.5)	$500.0
Vessel finance leases	246.6	(7.9)	238.7
Office operating leases	15.6	(7.6)	8.0
Right-of-use assets	$1,097.7	$(351.0)	$746.7

During the year-ended December 31, 2022, the Company exercised options under existing lease financing arrangements to purchase four 10,000 TEU vessels. Each of the four purchases were completed in January through September 2023 at the pre-determined purchase price of $52,690,000 per vessel.
In November 2023, the Company exercised its option under an existing lease financing arrangements to purchase one 14,000 TEU vessel. The purchase is expected to complete in December 2024 at the pre-determined purchase price of $61,600,000.
During the year ended December 31, 2023, the amortization in right-of-use assets were $93,790,000 (2022 – $99,600,000; 2021 – $125,800,000, respectively).

10.    Goodwill:

	Vessel leasing	Mobile power generation
Balance, December 31, 2022	$75.3	$—
Balance, December 31, 2023	$75.3	$—

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

11.    Other assets:

	2023	2022
Intangible assets (a)	$61.0	$75.7
Deferred dry-dock (b)	166.0	86.9
Restricted cash (c)	2.6	11.0
Contingent consideration asset (d)	36.8	39.5
Indemnity claim under acquisition agreement (e)	—	—
Deferred financing fees on undrawn financings (f)	28.1	57.3
Other	46.1	42.4
	$340.6	$312.8
(a)Intangible assets:

December 31, 2023	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(104.7)	$25.2
Trademark	27.4	(5.3)	22.1
Other	28.7	(15.0)	13.7
	$186.0	$(125.0)	$61.0

December 31, 2022	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(92.3)	$37.6
Trademark	27.4	(3.9)	23.5
Other	25.2	(10.6)	14.6
	$182.5	$(106.8)	$75.7
As part of the acquisition of APR Energy on February 28, 2020, the Company recorded $27,400,000 related to the fair value of a trademark. The trademark is amortized on a straight-line basis over its estimated useful life of 20 years.
Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2023, the weighted average remaining useful lives of acquired customer contracts was 2.4 years (2022 – 3.4 years; 2021 – 3.9 years).
During the year ended December 31, 2023, the Company recorded $18,198,000 of amortization related to intangible assets (2022 – $23,200,000; 2021 – $20,910,000).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

11.    Other assets (continued):
(a)Intangible assets (continued):
Future amortization of intangible assets is as follows:

2024	$14.1
2025	9.7
2026	4.4
2027	2.7
2028	2.2
Thereafter	27.9
$61.0
(b)Deferred dry-dock:
During the years ended December 31, 2023 and 2022, changes in deferred dry-dock were as follows:

December 31, 2021	$79.4
Costs incurred	42.4
Vessel Sales	(11.3)
Amortization expensed (1)	(23.6)
December 31, 2022	86.9
Costs incurred	124.4
Vessel sales(2)	(6.9)
Amortization expensed (1)	(38.4)
December 31, 2023	$166.0
(1)Amortization of dry-docking costs is included in depreciation and amortization.
(2)Includes one vessel classified as asset held for sale as at December 31, 2023.
(c)Restricted cash:
Restricted cash consists primarily of amounts held in reserve accounts related to the Company’s debt facilities.
(d)Contingent consideration asset:
As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the Sellers for certain losses that may be incurred on future cash repatriation from a foreign jurisdiction until the earlier of (1) reaching the maximum cash flows subject to compensation, (2) termination of specified contracts, (3) sustaining the ability to repatriate cash without losses and (4) April 30, 2022. The amount of compensation depends on the Company’s ability to generate cash flows on specific contracts in the foreign jurisdiction and the magnitude of losses incurred on repatriation. The maximum amount of cash flows subject to compensation is $110,000,000. This indemnification obligation related to the cash repatriation from a foreign jurisdiction expired in April 2022 (note 5(a)).
In February 2021, Fairfax additionally agreed to compensate the Company for future losses realized on sale or disposal of certain property, plant and equipment and inventory items calculated as the difference between the proceeds on sale or disposal and the book value of the respective assets at February 28, 2020, prior to acquisition. The maximum amount of losses subject to compensation under the February 2021 agreement is $64,000,000. There is no expiration or end date related to this indemnification.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

11.    Other assets (continued):
(d)Contingent consideration asset (continued):

Contingent consideration asset, December 31, 2021	$55.3
Change in fair value	0.9
Compensation received	(12.5)
Contingent consideration asset, December 31, 2022	43.7
Change in fair value	(2.2)
Compensation received	(3.8)
Contingent consideration asset	37.7
Current portion included in prepaid expenses and other	(0.9)
Contingent consideration asset, December 31, 2023	$36.8
(e)Indemnity claim under acquisition agreement
As a part of the acquisition of APR Energy on February 28, 2020, the Company is compensated by the Sellers for losses resulting from an ongoing injunction on certain sites in Argentina, which losses are settled through a combination of cancellation of Holdback Shares and cash. In May 2022, 2,576,014 of the Holdback Shares were cancelled and in 2022 the Company received a total of $31,602,000 cash compensation, of which $21,247,000 was received in December 2022 and was recorded as acquisition related asset. As at December 31, 2022, the indemnification for the losses related to the injunction were fully settled.
(f)Deferred financing fees on undrawn financings
The Company has entered into financing arrangements for certain of its vessels under construction. As the financing arrangements are undrawn as at December 31, 2023, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts are reclassified and presented as a direct deduction from the related debt liability.
12.    Long term debt:

	December 31, 2023	December 31, 2022
Long-term debt:
Revolving credit facilities (a) (d)	$320.0	$—
Term loan credit facilities (b) (d)	1,175.6	1,233.0
Senior unsecured notes (e)	828.1	1,302.4
Senior unsecured exchangeable notes (g)	—	201.3
Senior Secured Notes (c)	1,000.0	1,000.0
	3,323.7	3,736.7
Deferred financing fees	(32.9)	(44.9)
Long-term debt	3,290.8	3,691.8
Current portion of long-term debt	(129.4)	(238.4)
Long-term debt	$3,161.4	$3,453.4

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

12.    Long term debt (continued):
(a)Revolving credit facilities:
As at December 31, 2023, the Company had three revolving credit facilities available (December 31, 2022 – three revolving credit facilities) which provided for aggregate borrowings of up to $700,000,000 (December 31, 2022 – $700,000,000), of which $380,000,000 (December 31, 2022 – $700,000,000) was undrawn.
In February 2022, the Company closed a new $250,000,000, 3-year unsecured revolving credit facility which replaced a $150,000,000 2-year unsecured revolving credit facility.
In June 2022, the Company entered into an amended and restated credit facility which comprises a $50,000,000 revolving credit facility and a $108,000,000 term loan facility. The credit facility matures on June 2025 and is secured by the Company’s power generation assets. As of December 31, 2023, the revolving credit facility is committed but undrawn.
As at December 31, 2023, the Company has $320,000,000 (December 31, 2022 – nil) drawn on its revolving credit facilities.
The Company is subject to commitment fees ranging between 0.45% and 1.0% (December 31, 2022 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at December 31, 2023, the Company has entered into $2,367,516,000 (December 31, 2022 – $3,751,731,000) of term loan credit facilities, of which $1,191,936,000 (December 31, 2022 – $2,518,743,000) was undrawn.
In May and July 2021, the Company entered into two $6,500,000 term loan credit facilities, which each bear a fixed interest rate of 3.8% per annum and mature on May 30, 2024 and July 2, 2024, respectively. In September 2022, both the term loan credit facilities were early repaid.
In October 2021, the Company entered into a $633,088,000 term loan credit facility for eight vessels, which bore an initial interest rate of three month LIBOR plus 1.4% margin. During the years ended December 31, 2022 and December 31, 2023, five and three of the vessels secured under this credit facility, respectively, were delivered and the Company transitioned the financing under the term loan credit facility related to these vessels with sale-leaseback arrangements (note 15(xiii)).
In December 2021, the Company entered into a $1,077,137,000 term loan credit facility for 10 vessels, which bore an initial interest rate of three month LIBOR plus 3.39% margin. During the year ended December 31, 2023, seven of the vessels secured under this credit facility delivered and the Company transitioned the financing under the term loan credit facility related to these seven vessels with sale-leaseback arrangements (note 15(xiv)). As a result, the remaining term loan credit financing available for the three vessels is $255,246,000, which is undrawn as of December 31, 2023.
In May 2022, the Company voluntarily prepaid a term loan facility with an outstanding balance of $100,000,000.
In June 2022, the Company entered into an amended and restated credit facility which comprises a $50,000,000 revolving credit facility and a $108,000,000 term loan facility (note 12(a)). In October 2023, the Company early repaid $89,250,000 under this term loan credit facility.
In August 2022, the Company voluntarily prepaid $240,000,000 of a term loan facility under its vessel portfolio financing program.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

12.    Long term debt (continued):
(b)Term loan credit facilities (continued):
In October 2022, the Company entered into a $1,170,918,000 term loan credit facility for 15 vessels, which bears an initial interest rate of daily SOFR plus 1.4% margin. During the year ended December 31, 2023, three of the vessels secured under this credit facility delivered and the Company transitioned the financing under the term loan credit facility related to these three vessels with sale-leaseback arrangements (note 15(xv)). As a result, the remaining term loan credit financing available for 12 vessels is $936,690,000, which is undrawn as of December 31, 2023.
In March 2023, the Company entered into amended and restated senior secured loan facilities which (i) increased the commitments under the bank loan facilities by $250,000,000, of which $200,000,000 was drawn immediately and $50,000,000 of which was drawn in September 2023, (ii) increase the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replace the London Interbank Offered Rate with the Secured Overnight Financing Rate as the reference interest rate, and (iv) extend the maturities of tranches due in 2026 and 2027 by approximately two years.
Term loan credit facilities drawn mature between March 3, 2028 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month benchmark rates, plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average benchmark rate was 5.4% and 5.4%, respectively (December 31, 2022 – 4.8% and 3.5%). The margins ranged between 1.9% and 2.4% as at December 31, 2023 (December 31, 2022 – 0.4% and 2.5%).
The weighted average rate of interest, including the applicable margin, was 7.4% as at December 31, 2023 (December 31, 2022 – 6.4%) for the Company’s term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
Repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuilding containerships, payments commence three, six or thirty-six months after delivery of the associated newbuilding containership, utilization date or the inception date of the term loan credit facilities.
The Company is subject to commitment fees ranging between 0.44% and 0.49% (December 31, 2022 – 0.25% and 0.58%) calculated on the undrawn amounts under the various facilities.
The following is a schedule of future minimum repayments under the Company’s term loan credit facilities as of December 31, 2023:

2024	$103.9
2025	103.9
2026	103.9
2027	103.9
2028	444.0
Thereafter	316.0
$1,175.6

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

12.    Long term debt (continued):
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
(d)Credit facilities – other:
As at December 31, 2023, the Company’s credit facilities were secured by first-priority mortgages granted on most of its power generation assets and 53 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:
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
As at December 31, 2023, $1,518,381,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, was secured by a portfolio of 51 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
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
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at December 31, 2023.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

12.    Long term debt (continued):
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
As a result of the Merger (note 1(b)), the Company’s common shares were de-listed on April 10, 2023 (the “De-listing”). The Company has notified the holders of the 2024 NOK Bonds and the 2026 NOK Bonds of this de-listing event and that each holder of the 2024 NOK Bonds and the 2026 NOK Bonds had a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder could exercise a NOK Put Option during the exercise period which ended on May 3, 2023. On May 10, 2023, the Company repurchased $179,400,000 of 2024 NOK Bonds and $294,900,000 of the 2026 NOK Bonds. In each case, the Company purchased 2024 and 2026 NOK Bonds from holders who exercised their NOK Put Options, at a purchase price equal to 101% of the principal amount plus accrued interest for a total payment of $482,706,000. The remaining 2024 NOK Bonds totaling $20,600,000 matured on February 5, 2024. On May 22, 2023, as a result of having repurchased more than 90% of the outstanding 2026 NOK Bonds, the Company exercised its option to repurchase all remaining outstanding 2024 and 2026 NOK Bonds from holders. The repurchase, requiring a payment of $25,700,000, occurred on February 5, 2024 (note 23).
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
(f)Fairfax Notes:
Pursuant to the Fairfax Exchange as described in note 5(a), the Company exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, and (ii) 1,000,000 five year warrants to purchase an equal number of Atlas common shares at an exercise price of $13.71 per share. The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

12.    Long term debt (continued):
(f)Fairfax Notes (continued):
In August 2021, the remaining 2025 Fairfax Notes and 2026 Fairfax Notes were redeemed for cash at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. As a result of the Fairfax Exchange and subsequent redemption of the 2025 Fairfax Notes and 2026 Fairfax Notes, the Company recorded a loss on debt extinguishment of nil for the year ended December 31, 2023 (2022 – nil; 2021 – $121,715,000), representing the write-off of the existing associated debt discount and deferred financing fees.
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
The Exchangeable Notes are exchangeable at the holders’ option into an aggregate of 15,474,817 Atlas common shares at an initial exchange price of $13.01 per share, in equivalent cash or a combination of Atlas common shares and cash, as elected by the Company, on or after September 15, 2020, or earlier in the following circumstances:
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
The holders may require the Company to redeem the Exchangeable Notes held by them upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Merger (note 1(b)) and subsequent de-listing of the Company’s common shares on April 10, 2023 constituted a “Make-Whole Fundamental Change” under the terms of the Exchangeable Notes. On March 28, 2023, the Company entered into a supplemental indenture providing the holders of the Exchangeable Notes the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. In connection with the Make-Whole Fundamental Change, each holder had the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period at an increased exchange rate on account of a Make-Whole Fundamental Change. During the make-whole exchange period, which ended on May 22, 2023, all of the outstanding Exchangeable Notes were exchanged by the Holders representing a total settlement of $253,139,000.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

12.    Long term debt (continued):
(g)Senior Unsecured Exchangeable Notes (continued):
Capped Call Transactions
In connection with the issuance of the Exchangeable Notes, the Company entered into capped call transactions with affiliates of certain of the initial purchasers of the Exchangeable Notes and other financial institutions, using $15,536,000 in proceeds from the issuance, to reduce the potential dilution to Atlas common shares upon any exchange of notes and/or offset any cash payments the Company was required to make upon exchange of the Exchangeable Notes, in excess of the principal amount. They may have been settled in cash, shares, or a combination of cash and shares as determined by the settlement method of the Exchangeable Notes, at a strike price with underlying shares equal to that of the Exchangeable Notes and subject to anti-dilution adjustments substantially similar to those applicable to the Exchangeable Notes. The capped calls were exercisable up to a maximum price of $17.85 per share, subject to certain adjustments. The instruments were to expire on December 15, 2025. In connection with the exchange of the Exchangeable Notes, the Company terminated all capped call transactions entered into concurrently with the issue of Exchangeable Notes.
13.    Operating lease liabilities:

	December 31, 2023	December 31, 2022
Operating lease commitments	$425.9	$581.6
Impact of discounting	(38.5)	(66.3)
Impact of changes in variable rates	(15.2)	(8.3)
Operating lease liabilities	372.2	507.0
Current portion of operating lease liabilities	(101.1)	(115.3)
Operating lease liabilities	$271.1	$391.7
Operating lease liabilities relate to vessel sale-leaseback transactions and other operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to three month benchmark rate, reset on a quarterly basis. For one of the Company’s vessel operating leases, an option to repurchase the vessel exists at the end of its lease term. For all other arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. For one of these arrangements, if the Company elects not to repurchase the vessel, the lessor may choose not to continue the lease until the end of its term. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

13.    Operating lease liabilities (continued):
Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
Lease costs:
Operating lease costs	$116.8	$128.5
Variable lease adjustments	4.7	(4.8)

Other information:
Operating cash outflow used for operating leases	113.3	116.5
Weighted average discount rate(1)	4.8%	4.8%
Weighted average remaining lease term	4 years	5 years

(1)The weighted average discount rate is based on a fixed rate at the time the lease was entered into and is adjusted quarterly as each lease payment is made.
14.    Finance lease liabilities:

	December 31, 2023	December 31, 2022
Finance lease liabilities	$66.5	$222.2
Current portion of finance lease liabilities	(66.5)	(222.2)
Long-term finance lease liabilities	$—	$—
During the year ended December 31, 2022, the Company exercised options under existing lease financing arrangements to purchase four 10,000 TEU vessels. Each of the four purchases were completed in January through September 2023 at the pre-determined purchase price of $52,690,000 per vessel.
In November 2023, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase is expected to complete in December 2024 at the pre-determined purchase price of $61,600,000.
As at December 31, 2023, the total remaining commitments related to financial liabilities of these vessels were approximately $70,701,000 (December 31, 2022 – $225,117,000), including imputed interest of $4,242,000 (December 31, 2022 – $2,875,000), repayable through 2024.
The weighted average interest rate on obligations related to finance leases as at December 31, 2023 was 7.3%.
15.    Other financing arrangements:

	2023	2022
Other financing arrangements	$4,656.5	$2,119.7
Deferred financing fees	(52.7)	(31.9)
Other financing arrangements	4,603.8	2,087.8
Current portion of other financing arrangements	(298.5)	(147.5)
Other financing arrangements	$4,305.3	$1,940.3
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
Years ended December 31, 2023, 2022 and 2021

15.    Other financing arrangements (continued):
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
(i)Leases for five 11,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11,000 TEU vessels under sales-leaseback financing arrangement (note 15(iv)). Lease payments include interest components based on three month SOFR plus a margin ranging from 2.65% to 3.30%. In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11,000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11,000 TEU vessel.
(ii)Leases for four 12,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $337,732,000. The 10-year lease terms began in March and April 2020, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.85% margin.
(iii)Leases for two 13,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $138,225,000. The 10-year lease terms began in August and September 2020, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 3.01% margin.
(iv)Leases for two 12,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $158,400,000. The 10-year and 12-year lease terms began in October and November 2020, respectively, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels throughout their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a margin ranging from 2.50% to 2.75%.
(v)Leases for three vessels:
In April 2021, the counterparty provided refinancing of $235,000,000 in sale-leaseback financing for three vessels ranging in size between 10,000 TEU and 13,100 TEU. The lease terms, ranging between 96 and 162 months, began in April 2021. The Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 3.01% margin.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

15.    Other financing arrangements (continued):
(vi)Leases for three 12,200 TEU vessels
In April 2021, the counterparty provided sale-leaseback financing of $243,000,000. The 12-year lease term for three of the vessels began in November 2021, April and May 2022, upon delivery of the vessels. At delivery, the Company sells and leases the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.6% margin.
(vii)Leases for two 12,200 TEU vessels
In May 2021, the counterparty provided sale-leaseback financing of $162,000,000. The 10-year lease terms began in September and November 2021, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.95% margin.
(viii)Leases for six 7,000 TEU vessels
In October 2021, the counterparty provided sale-leaseback financing of $445,000,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase four of the vessels at a pre-determined purchase price. For all six vessels, the Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.71% margin. During the year ended December 31, 2023, the Company took delivery of two vessels and completed sale-leaseback financing for the two vessels for proceeds of $148,252,000. At December 31, 2023, an additional $82,362,000 was drawn on this facility.
(ix)Leases for eight vessels
In June 2021, the counterparty provided sale-leaseback financing of $895,320,000 for eight vessels ranging in size from 16,000 TEU to 24,000 TEU. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.5% margin. During the year ended December 31, 2023, the Company took delivery of four vessels and completed sale-leaseback financing for the four vessels for proceeds of $471,240,000. At December 31, 2023 an additional $94,240,000 has been drawn under this facility.
(x)Leases for six 15,500 TEU vessels
In August 2021, the counterparty provided sale-leaseback financing of $661,826,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.5% margin. During the year ended December 31, 2023, the company took delivery of three vessels and completed sale-leaseback financing for the three vessels for proceeds of $325,393,000.
(xi)Leases for six 15,000 TEU and four 7,000 TEU vessels
In November 2021, the counterparty provided sale-leaseback financing of $889,651,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.45% margin. At December 31, 2023, no amounts have been drawn under this facility.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

15.    Other financing arrangements (continued):
(xii)Leases for two 12,000 TEU vessels
During the year ended December 31, 2022, the Company completed a sale-leaseback financing for two vessels for proceeds of $226,000,000.  Upon delivery of each vessel, the Company commenced a 13.25 year leaseback. Lease payments include interest components based on three month SOFR plus a credit spread and a 1.8% margin. The Company has the option to purchase each vessel either 5 years or 7 years and 11 months after its delivery date at a pre-determined purchase price.
(xiii)Leases for four 11,800 TEU and four 15,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 12(b)). Upon delivery of each vessel throughout 2022 and 2023, the pre-delivery financing was replaced with sale-leaseback financing for all eight vessels for proceeds of $818,400,000. Upon delivery of each vessel, which occurred between June 2022 through July 2023, the Company commenced a 14 year leaseback.  Lease payments include interest components based on daily SOFR plus a credit spread and margin of 1.4%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price.
(xiv)Leases for seven 15,000 TEU vessel
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 12(b)). Upon delivery of each vessel during 2023, the pre-delivery financing was replaced with sale-leaseback financing for the seven vessels for proceeds of $950,807,000. Upon delivery of each vessel, the Company commenced a 14 year leaseback. Lease payments include interest components based on daily SOFR plus a credit adjustment spread and margins that range from 1.1% to 1.7%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price. At as December 31, 2023, an additional $60,930,000 have been drawn under this facility.
(xv)Leases for three 7,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 12(b)). Upon delivery of each vessel during 2023, the pre-delivery financing was replaced with sale-leaseback financing for the three vessels for proceeds of $303,220,000. Upon delivery of each vessel, the Company commenced a 13.5 year leaseback. Lease payments include interest components based on three month SOFR plus a credit adjustment spread and margin of 1.4%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchased price.
The weighted average rate of interest, including the margin, was 7.36% at December 31, 2023 (December 31, 2022 – 6.62%).
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

2024	$300.0
2025	301.6
2026	302.3
2027	306.3
2028	310.4
Thereafter	3,135.9
$4,656.5

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

16.    Other liabilities:

	2023	2022
Asset retirement obligations(a)	$24.3	$15.9
Other	171.8	48.6
Other long-term liabilities	196.1	64.5
Current portion of other long-term liabilities	(18.8)	(13.3)
Other long-term liabilities	$177.3	$51.2
(a)Asset retirement obligations:
Asset retirement obligations were assumed as part of the APR Energy acquisition and consist of the contractual requirement to demobilize the Company’s mobile power generation sites when there is a legal obligation associated with the demobilization and the fair value of the liability can be reasonably estimated.

Asset retirement obligations, December 31, 2021	$37.4
Liabilities acquired	6.5
Liabilities incurred	(1.2)
Liabilities settled	(37.1)
Change in estimated cash flow	1.2
Provision reassessment	8.9
Accretion expense	0.2
Asset retirement obligations, December 31, 2022	15.9
Liabilities acquired	10.3
Liabilities incurred	(2.4)
Liabilities settled	—
Change in estimated cash flows	0.8
Provision reassessment	(0.7)
Accretion expense	0.4
Asset retirement obligations, December 31, 2023	$24.3
17.    Income tax:
The Company is tax resident in the United Kingdom and consists of its vessel leasing and mobile power generation segments. The effective tax rate for its containership segment is nominal, primarily due to international shipping reciprocal exemptions. Its mobile power generation segment, acquired on February 28, 2020 through APR Energy, is subject to income taxes in multiple jurisdictions.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

17.    Income tax (continued):
Net earnings before income taxes for the year ended December 31, 2023 relates only to the foreign jurisdictions. Similarly, the Company’s income tax expense for the year ended December 31, 2023 related only to foreign jurisdictions and consists of the following:

	2023
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$9.1	$9.1
Deferred tax
Deferred tax expense	—	(0.8)	(0.8)

Total tax expense	$—	$8.3	$8.3

	2022
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$2.5	$2.5
Deferred tax
Deferred tax expense	—	(0.1)	(0.1)

Total tax expense	$—	$2.4	$2.4
As a result of the acquisition of APR Energy, the Company operates in countries that have differing tax laws and rates. Therefore, a consolidated weighted average tax rate will vary from year to year according to the source of earnings or losses by country and the change in applicable tax rates. Prior to the APR Energy acquisition, the Company was subject to nominal income taxes primarily due to international shipping reciprocal exemptions for the vessel leasing segment. For the year ended December 31, 2023 and December 31, 2022, the reconciliation between the effective tax rate of 2.01% and 0.38%, respectively, and the statutory UK income tax rate of 25.00% and 19.00%, respectively, is as follows:

	2023	2022
Computed “Expected” tax expense:
Computed tax expense on income from continuing operations	$96.6	$118.7
Increase (reduction) in income taxes resulting from:
Certain income from containership leasing segment that is exempt from tax	(99.6)	(109.5)
Change in valuation allowance	(4.5)	23.2
Change in current year uncertain tax positions	(4.6)	(1.9)
Change in tax law	(0.5)	2.5
Foreign rate differential	1.5	(2.6)
Withholding taxes	(1.0)	(1.1)
Other, net	20.4	(26.9)
	$8.3	$2.4

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

17.    Income tax (continued):
The deferred tax assets and liabilities were as follows for the year ended December 31, 2023 and December 31, 2022:

Deferred tax assets	2023	2022
Decommission provisions	$0.8	$0.5
Property, plant and equipment	—	—
Reserves and accrued expenses	28.6	40.5
Tax losses carried forward	143.5	122.1
Interest allowance	35.0	36.1
Deferred revenue	0.7	0.7
Valuation allowance	(180.0)	(184.4)
	$28.6	$15.5

Deferred tax liabilities	2023	2022
Deferred job costs	$(3.3)	$(0.7)
Accelerated asset costs	(2.0)	(1.4)
Inflation adjustment	—	—
Depreciation	(17.7)	(8.8)
Other timing differences	(6.6)	(6.4)
	$(29.6)	$(17.3)

Net deferred tax liability	$(1.0)	$(1.8)

As at December 31, 2023, the Company has foreign tax losses carried forward of $591,689,000 (2022 – $495,765,000), of which $3,643,000 is recognized as a deferred tax asset. No deferred tax asset is recognised on the remaining balance of $588,046,000 on the basis that no tax benefit is expected to arise in the jurisdictions where the tax losses occurred. The material tax losses carried forward generally have no expiry date. The Company’s ability to utilize the net operating loss and tax credit carry forward may be subject to restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar tax law.
Tax years that remain open to examination by some of the major jurisdictions in which the Company is subject to tax range from two to four years.
As at December 31, 2023, the Company had income tax payable of $77,595,000 (2022 – $72,252,000). This balance includes cash taxes payable and a reserve for global uncertain tax positions.
The Company’s uncertain tax positions relate primarily to items that were acquired as part of the APR Energy acquisition. Substantially all of these items are indemnified and a corresponding indemnification asset has been recorded. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months. The Company reviews its tax obligations regularly and may update its assessment of its tax positions based on available information at the time.
Certain historical tax matters are under discussion with tax authorities which may result in additional taxes, interest or penalties. As the outcome and amounts related to these discussions are uncertain, the Company has not accrued any amounts as of December 31, 2023.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

17.    Income tax (continued):
The following table summarizes the activity related to the Company’s unrecognized tax benefits:

	2023	2022
Opening balance as at January 1,	$80.3	$96.4
(Decrease) Increase in unrecognized tax benefit	1.7	(16.1)
Ending balance as at December 31,	$82.0	$80.3

The Company recognizes interest expense and penalties related to unrecognized tax benefits as income tax expense. The Company had interest or penalties accrued in the consolidated balance sheet at December 31, 2023 and December 31, 2022.
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
18.    Preferred shares and share capital:
(a)Common shares:
The Company has 400,000,000 Class A common shares authorized at December 31, 2023 and December 31, 2022, with a par value of $0.01 per share.
On February 28, 2020, the Company issued 29,891,266 common shares and reserved 6,664,270 common shares for holdback as part of the consideration paid for the acquisition of the shares of APR Energy. Concurrent with the acquisition, the Company issued 775,139 common shares to Fairfax to settle APR Energy’s indebtedness to Fairfax at closing.
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
In March 2023, the remaining 727,351 Holdback Shares were released and issued to the APR sellers (note 5(a)). Following such release, there were no Holdback Shares outstanding.
As of December 31, 2023, all of the common shares of the Company are held by Poseidon as a result of the Merger that took place on March 28, 2023.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

18.    Preferred shares and share capital (continued):
(b)Preferred shares:
As at December 31, 2023, the Company had the following preferred shares outstanding:

	Shares				Liquidation preference
			Dividend rate per annum	Redemption by Company permitted on or after(1)	December 31, 2023	December 31, 2022
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	$127.3	$127.3
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
I(3)	—	—	8.00%	October 30, 2023	—	150.0
J(2)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	300.0
(1)Redeemable by the Company, in whole or in part, at a redemption price of $25.00 per share plus unpaid dividends. The preferred shares are not convertible into common shares and are not redeemable by the holder.
(2)Dividends will be payable on the Series J Cumulative Redeemable Preferred Shares at a rate of 7.0% for the first five years after the issue date, with 1.5% increases annually thereafter to a maximum of 11.5%.
(3)On October 30, 2023, the Company redeemed all of its outstanding 8.0% Series I Cumulative Redeemable Preferred Shares for $150,000,000 cash.
The preferred shares are subject to certain financial covenants. The Company is in compliance with these covenants on December 31, 2023.
(c)Restricted shares:
During the year ended December 31, 2023, the Company granted nil restricted shares, to its board of directors, chairman of the board, and the Company's chief executive officer, of which nil restricted shares were forfeited. During the year ended December 31, 2022, the Company granted 5,556,610 restricted shares, to its board of directors, of which nil restricted shares were forfeited.
(d)Restricted stock units:
During the year ended December 31, 2023, the Company granted nil restricted stock units, to certain members of senior management. During the year ended December 31, 2023, 151,640 restricted stock units were forfeited (2022 – 73,336). The restricted stock units generally vest over two years, in equal tranches.
(e)Cumulative redeemable preferred shares:
Pursuant to the Fairfax Exchange as described in note 5(a), the Company exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, representing total liquidation value of $300,000,000, and (ii) 1,000,000 five year warrants to purchase an equal number of shares of Atlas common stock at an exercise price of $13.71 per share. The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled.
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
In January 2023, Fairfax exercised remaining warrants to purchase 6,000,000 common shares of Atlas. The gross aggregate proceeds for the 6,000,000 warrants was $78,710,000.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

19.    Share-based compensation:
Under the terms of the Merger Agreement, at the closing of the Merger, other than certain rollover equity (as defined in the Merger Agreement), each of the options, restricted shares, restricted units, and phantom share units was exchanged for a current payment or, in the case of unvested awards, a payment at such time at which the award would have otherwise vested. The modification to each award is described below. Following the closing of the Merger, there are no options, restricted shares, restricted stock units or performance share units outstanding and no additional equity compensation has been granted.
A summary of the Company’s outstanding restricted shares, phantom share units, and restricted stock units as of and for the twelve months ended December 31, 2023, 2022, and 2021 are presented below:

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV	Number of options	W.A. grant date FV
December 31, 2020	1,051,492	$7.84	487,001	$12.76	2,008,884	$7.57	2,000,000	$2.54
Granted	75,910	10.79	—	—	819,381	13.44	—	—
Vested and exercised	(1,051,492)	7.84	—	—	(326,135)	10.26	—	—
Cancelled	(11,984)	10.62	—	—	(35,402)	12.45	—	—
December 31, 2021	63,926	$10.82	487,001	$12.76	2,466,728	$9.10	2,000,000	$2.54
Granted	5,556,610	14.20	—	—	336,313	14.45	—	—
Vested and exercised	(5,563,926)	14.16	(32,001)	16.37	(1,077,081)	9.41	—	—
Cancelled	—	—	—	—	(73,336)	13.65	—	—
December 31, 2022	56,610	$14.25	455,000	$12.51	1,652,624	$6.16	2,000,000	$2.54
Granted	—	—	—	—	—	—	—	—
Vested and exercised	(56,610)	14.25	—	—	(500,000)	8.61	—	—
Cancelled	—	—	(455,000)	12.55	(552,624)	13.57	(2,000,000)	2.54
December 31, 2023	—	$—	—	$—	600,000	$7.25	—	$—
Outstanding, December 31, 2023	—	$—	—	$—	—	$—	—	$—
During the year ended December 31, 2023, the Company amortized $17,662,000 (2022 – $23,492,000; 2021 – $11,203,000) in share-based compensation expense related to the above share-based compensation awards.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

19.    Share-based compensation (continued):
At December 31, 2023, there was $58,251,000 (2022 – $81,733,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 28 months.
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
In June 2022, the Company granted 1,500,000 unrestricted, fully vested shares to the Company's chief executive officer with a requisite service period until December 27, 2027. From the grant date to December 31, 2023, if the chief executive officer resigns without good reason or his employment is otherwise terminated under circumstances, the shares will be forfeited and must be returned to the Company.
In March 2023, in connection with the Merger, the Company converted 455,000 phantom share units into the right to receive a cash payment of $15.50 per unit. Follow such conversion, there were no phantom share units exercisable.
During the year ended December 31, 2022, the Company granted 56,610 restricted shares to its board of directors and the restricted shares vested on January 1, 2023. During the year ended December 31, 2023, no restricted shares were granted as a result of the Merger (note 1).
(b)Restricted stock units:
The restricted stock units generally vested over two or five years, in equal tranches. Upon vesting of the restricted stock units, the participant would receive common shares.
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
During the year ended December 31, 2023, the Company granted nil restricted stock units to certain members of senior management. The restricted stock units generally vest over two years, in equal tranches. During the year ended December 31, 2023, 151,640 restricted stock units were forfeited.
In March 2023, in connection with the Merger, the Company converted 400,984 restricted stock units into the right to receive a cash payment of $15.50 per unit plus interest. In connection with the Merger, the June 2020 grant to the CEO was amended such that the holder will receive a share in Poseidon for each vested restricted stock unit. During the year ended December 31, 2023, 500,000 restricted stock units vested and 600,000 restricted stock units remain outstanding at December 31, 2023.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

19.    Share-based compensation (continued):
(c)Stock options:
In March 2023, in connection with the Merger, the outstanding options granted to the CEO were cancelled and the agreement was modified such that the holder would receive a cash payment equal to $15.50 less the exercise price. As a result, a cash payment was made for 1,100,000 options that were vested and unexercised. At December 31, 2023 there are 600,000 unvested options and at vesting, the holder will receive a cash payment equal to $15.50 less the exercise price per vested option.
20.    Other information:
(a)Accounts payable and accrued liabilities:
The principal components of accounts payable and accrued liabilities are:

	2023	2022
Accrued interest	$68.7	$60.5
Accounts payable and other accrued liabilities	248.5	143.8
	$317.2	$204.3
(b)Supplemental cash flow information:

	2023	2022	2021
Interest paid	$372.4	$232.0	$149.5
Interest received	11.2	6.1	3.1
Undrawn credit facility fee paid	23.1	21.4	1.9
Income taxes (recovery) paid	(5.7)	(14.5)	25.7

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

20.    Other information (continued):
(b)Supplemental cash flow information (continued):

	2023	2022	2021
Non-cash financing and investing transactions:
Change in right-of-use assets and operating lease liabilities	$24.2	$127.2	$9.6
Commencement of sales-type lease	—	—	343.9
Purchase option finance lease	(127.1)	—	—
Interest capitalized on vessels under construction	2.9	2.8	4.0
Prepayments transferred to vessels upon vessel delivery	—	—	12.7
	$(100.0)	$130.0	$370.2

	2023	2022	2021
Changes in operating assets and liabilities
Accounts receivable	$(42.5)	$(61.6)	$35.2
Inventories	(4.2)	(3.6)	0.2
Prepaid expenses and other, and other assets	(1.0)	29.1	(54.1)
Acquisition related asset	(0.9)	—	—
Net investment in lease	27.5	20.5	14.9
Accounts payable and accrued liabilities	119.0	17.7	16.6
Addition of mobilization assets	(3.5)	—	—
Settlement of decommissioning provisions	(2.4)	(36.9)	(6.0)
Deferred revenue	145.6	13.7	18.1
Income tax payable	(5.7)	(14.5)	(13.5)
Major maintenance	(125.0)	(47.5)	(38.7)
Other assets	0.9	—	—
Other liabilities	5.1	—	18.9
Operating lease liabilities	(89.2)	(89.8)	(122.6)
Finance lease liabilities	5.3	(7.9)	—
Derivative instruments	(36.2)	7.4	26.5
Contingent consideration asset	2.2	3.2	6.1
	$(5.0)	$(170.2)	$(98.4)
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2023	2022	2021
Cash and cash equivalents	$385.3	$280.0	$288.6
Restricted cash included in other assets (note 11)	2.6	11.0	38.2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$387.9	$291.0	$326.8

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

21.    Commitments and contingencies:
(a)Operating leases:
As at December 31, 2023, the commitment under operating leases for vessels is $419,935,000 for 2024 to 2029 and for other leases is $6,011,000 for 2024 to 2031. Total commitments under these leases are as follows:

2024	$104.9
2025	107.1
2026	106.0
2027	76.0
2028	25.1
Thereafter	6.8
$425.9
For operating leases indexed to benchmark rates, commitments under these leases are calculated using the benchmark rate in place as at December 31, 2023 for the Company.
(b)Vessels under construction:
As at December 31, 2023, the Company had entered into agreements to acquire 40 vessels (December 31, 2022 – 58 vessels). The Company has outstanding commitments for the remaining installment payments as follows:

2024	$2,661.0
2025	11.9
2026	142.4
2027	271.8
Total	$3,087.1

In October 2023, the Company entered into shipbuilding contracts for the construction of eight 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Of the eight shipbuilding contracts, two were novated to a customer in February 2024. In relation to two of the remaining six newbuilds, the Company provided an option to the customer to novate the shipbuilding contracts in respect of such newbuilds or enter into a long term charter with the Company upon delivery of such newbuilds to the Company, and in February 2024, the customer decided to novate the contracts. The above table includes commitments relating to the four vessels that the Company will acquire and excludes the vessels that were novated in February 2024.
(c)Letter of credit:
As at December 31, 2023, the Company has no amounts outstanding on its letters in support of its mobile power generation business (December 31, 2022 – $10,350,000).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

22.    Financial instruments:
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, income tax payable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of December 31, 2023, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees was $1,333,912,000 (December 31, 2022 – $1,166,673,000) and the carrying value was $1,495,581,000 (December 31, 2022 –$1,232,988,000). As of December 31, 2023, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $4,342,424,000 (December 31, 2022 – $2,061,863,000) and the carrying value was $4,656,459,000 (December 31, 2022 – $2,119,657,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, was estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of December 31, 2023, the fair value of the Company’s senior unsecured notes is $779,487,000 (December 31, 2022 – $1,284,702,000) and the carrying value is $828,050,000 (December 31, 2022 – $1,302,350,000). The fair value of the Company’s Senior Secured Notes was $911,893,000 and the carrying value was $1,000,000,000. The fair value was calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts were categorized as Level 2 in the fair value hierarchy.
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
(b)Interest rate swap derivatives:
The Company uses interest rate derivative financial instruments, consisting of interest rate swaps to manage its interest rate risk associated with its variable rate debt. If interest rates remain at their current levels, the Company expects that $32,000 and $30,654,000 would be paid and received in cash, respectively, in the next 12 months on interest rate swaps maturing after December 31, 2023. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

22.    Financial instruments (continued):
(b)Interest rate swap derivatives (continued):
As of December 31, 2023, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of December 31, 2023	Maximum notional amount(1)	Effective date	Ending date
1.4340%	$80.0	$80.0	September 27, 2019	May 14, 2024
1.5580%	80.0	80.0	November 14, 2019	May 15, 2024
5.4200%	216.8	216.8	September 6, 2007	May 31, 2024
1.4900%	21.8	21.8	February 4, 2020	December 30, 2025
0.6350%	76.0	76.0	January 21, 2021	October 14, 2026
0.4590%	76.0	76.0	February 4, 2021	October 14, 2026
1.7574%	500.0	500.0	January 31, 2022	February 2, 2032
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
2.67%/5.50%(2)	250.0	250.0	September 1, 2023	September 1, 2026
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250,000,000 notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
In July 2022, the Company early terminated a swap with notional amount of $125,000,000 and fixed rate of 0.7270%.
(c)Financial instruments measured at fair value:
The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2023	2022	2021
(Gain) Loss recognized in net earnings:
Gain on interest rate swaps (1)	$(16.7)	$(120.6)	$(14.0)
Gain on derivative put instrument	—	—	(0.1)
Loss (Gain) on contingent consideration asset	2.2	(0.9)	5.1
Loss reclassified from AOCL to net earnings(2)
Interest expense	—	—	0.2
Depreciation and amortization	1.0	1.0	1.0
(1)For the years ended December 31, 2023, 2022 and 2021, cash flows related to actual settlement of interest rate swaps were $34,386,000, $12,722,000 and $26,758,000 respectively. These are included in investing activities on the consolidated statements of cash flows.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2023, 2022 and 2021

23.    Subsequent events:
(a)On January 2, 2024, the Company paid $38,082,000 in dividends on its common shares.
(b)On January 30, 2024, the Company paid $0.496875, $0.492188, and $0.437500 per Series D, Series H and Series J preferred share, respectively, representing a total distribution of $12,223,000.
(c)Between January and February 2024, the Company accepted the delivery of nine newbuild vessels. Two of these vessels each commenced 18-year bareboat charter while the remaining seven vessels all commenced long-term time charters upon delivery.
(d)In February 2024, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase is expected to complete in February 2025 at the pre-determined purchase price of $61,600,000.
(e)In February 2024 the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $29,800,000.
(f)In February 2024, the Company repaid an aggregate of $25,700,000 in connection with the repurchase of the remaining 2024 and 2026 NOK Bonds.
(g)In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50,000,000 and extending the maturity date from February 2025 to March 2027.
(h)In March 2024, the Company completed sale-leaseback financing for two vessels in the aggregate amount of $54,000,000.
(i)In March 2024, the Company entered into shipbuilding contracts for the construction of two 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Upon delivery, each vessel will commence a long term charter.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLAS CORP.

Date: March 14, 2024	By:	/s/ Bing Chen
Bing Chen
Chief Executive Officer and Interim Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)