Form 20-F
period 2024-12-31
Atlas Corp.
filed 2025-03-14
CIK 1794846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
204,328,277 Common Shares, par value of $0.01 per share
5,093,728 Series D Preferred Shares, par value of $0.01 per share
9,025,105 Series H Preferred Shares, par value of $0.01 per share
12,000,000 Series J Preferred Shares, par value of $0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☐ No ☒

ATLAS CORP.

PART I
Our disclosure and analysis in this Annual Report concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Annual Report in the section titled “Risk Factors.”
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
•the future valuation of our vessels and goodwill;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses;

•the impact of the conflict between Israel and Hamas, Hezbollah and Iran beginning October 2023 (the “Middle East Conflict”) and the attacks by Houthi Rebels from Yemen on commercial vessels traversing the Red Sea, Gulf of Aden and the Bab-el-Mandeb Strait (the “Red Sea Attacks”);
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our solutions;
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
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters of our vessels with our existing customers or new customers;
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
•our ability to leverage to our advantage our relationships and reputation in the maritime shipping industry;

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
References to Seaspan’s customers are as follows:

Customer(1)	Reference
CMA CGM S.A.	CMA CGM
China COSCO Holdings Company Limited	COSCO
Hapag-Lloyd AG	Hapag-Lloyd
Maersk Line A/S	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Ocean Network Express Pte. Ltd.	ONE
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM
Evergreen Logistics Co., LTD	Evergreen
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
We use the term “car equivalent unit”, or CEU, to describe the size of a Pure Car Truck Carrier (“PCTC”) and the number of cars they have the capacity to transport. Collectively, we refer to containerships and PCTC’s as “our vessels”.
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
•Following its investigation of the maritime, logistics and shipbuilding industry in China, the U.S. Trade Representative has proposed charging service fees under Section 301 of the U.S. Trade Act of 1974 for docking of vessels made in China and vessels owned by companies that operate vessels made in China or are manufacturing newbuild vessels in China.
Risks related to tax
•We intend that our business be conducted and operated in a manner that minimizes income taxes imposed upon us; however, there is a risk that we will be subject to additional income tax in one or more jurisdictions.
•Changes to tax laws and tax treaties could have an adverse impact on our business, results of operation and financial condition.
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
•We receive a portion of our financing from leasing houses in China and such financing arrangements may be adversely affected by changes to economic sanctions or Chinese law or policy, which may require us to obtain alternative financing.
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
•The New York Stock Exchange (the “NYSE”) and the Nasdaq Stock Market do not require an issuer with only publicly traded preferred stock and notes like us to comply with certain of its corporate governance requirements.

•Our approach to corporate governance may lead us to take actions that conflict with our preferred shareholders’ interests as preferred shareholders and our creditors’ interests as holders of our debt securities.
Risks from geopolitical conflicts
•Ongoing geopolitical conflicts such as the Middle East Conflict, Red Sea Attacks, and Russia-Ukraine conflict may create significant negative impacts on our business.
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
We intend to seek acquisition opportunities both to expand into new lines of business and to enhance our position in our existing lines of business. This may entail the acquisition of new businesses, assets to contribute to our existing lines of business, including new or secondhand vessels, or vessels carrying other types of cargo, such as cars. However, our ability to do so will depend on a number of factors, including our ability to:
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
As of December 31, 2024, we had nine customers of which four customers each contributed over 10% of total revenue during 2024. Under some circumstances, we could lose a time charter or payments under the charter if:
•the customer fails to make charter payments because of financial inability or distress, disagreements with us, defaults on a payment or otherwise;
•at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or
•the customer exercises certain limited rights to terminate the charter, including (1) if the vessel fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify such failure and (2)

under some charters if the vessel is off-hire or unavailable for operation for a specified period of time or if delivery of a newbuilding vessel is delayed for a prolonged period of time.
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
China’s imports and export of goods may continue to be negatively affected by trade protectionism, specifically the ongoing U.S.-China trade dispute, which has been characterized by escalating tariffs between the U.S. and China, and has also impacted trade relations among other countries. While a trade agreement was reached between China and the U.S. in January 2020 aimed at easing the dispute, tariffs have recently been imposed on China by the U.S. and the dispute appears to be intensifying.
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
Shipbuilders that we engage to construct newbuild vessels may be affected by future instability of the financial markets and other market conditions or developments, including the fluctuating price of commodities and currency exchange rates and global disruptions to markets, supply chains and shipbuilders' operations, such as those caused by the ongoing Russia-Ukraine Conflict, Middle East Conflict, and the Red Sea Attacks. In addition, the refund guarantors under shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders) may also be negatively affected by adverse market conditions and, as a result, may be unable or unwilling to meet their obligations due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this could materially harm our business, results of operations and financial condition.
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
As at December 31, 2024, we had contracted to purchase 37 newbuilding vessels, comprised of 31 containerships and six PCTCs, with scheduled delivery dates through August 2029. The total commitment related to the 37 newbuilding vessels is estimated to be approximately $6.2 billion. We are in the process of obtaining financing for some of the containerships and PCTCs. Further, we may add to our newbuild program. The acquisition of additional newbuild or existing vessels or businesses will require significant additional capital expenditures.
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
•hostilities, or political or economic disturbances in China, where the containerships and PCTCs are being built;
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
As of February 1, 2025, newbuilding containerships representing approximately 27.2% of the existing global fleet capacity as of that date were under construction. Notwithstanding that some orders may be cancelled or delayed, the substantial orderbook may expand the world containership fleet over the next few years. This potential increase could lead to lower charter rates or extended periods of low charter rates, which may negatively impact our ability to secure profitable charters upon the expiration or termination of our containerships’ current time charters, if at all. Until such capacity is fully absorbed by the container shipping market, the industry may experience ongoing downward pressure on freight rates and such prolonged pressure could have a material adverse effect on our financial condition, results of operations and liquidity.
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
Since January 2024, all of the containerships owned and operated by us have been diverted from the Red Sea in response to the Red Sea Attacks. See “Effects of the Middle East Conflict and Red Sea Attacks”.
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

Our business may continue to be negatively impacted by inflation
Continued or increased inflation may have a negative impact on our business. Current and future inflationary effects may be driven by, among other things, supply chain disruptions, governmental stimulus or fiscal policies, the Russia-Ukraine Conflict, the Middle East Conflict and the Red Sea Attacks.
As a result of the heightened inflation experienced in 2023, we have incurred higher vessel operation expenses (including higher crewing cost and victualling budget) and higher cost of steel used for dry-docking. The Federal Reserve and other central banks initially responded to sustained inflation above their target levels by increasing key base interest rates. Higher base interest rates generally increase our cost of borrowing. As inflation declines, the Federal Reserve and other central banks have and may continue to decrease key interest rates. New increases in inflation or inflation expectations may result in the trend reversing and key base interest rates moving higher.
In an inflationary environment, our cost of capital, labor and materials may increase further and the purchasing power of our cash resources may decline. In addition, heightened inflation has adversely affected the businesses of shipbuilders, which has resulted in and may continue to result in renegotiation for the delivery date of newbuild vessels and for additional costs for the construction of our newbuild vessels. If our shipbuilders are unable or unwilling to meet their obligations to us, this could materially harm our business, results of operations and financial condition.
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
Any additional sanctions imposed on certain persons, entities and regions in response to the Middle East Conflict and Red Sea Attacks may also adversely affect our ability to conduct our business.
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
We cannot guarantee ongoing compliance with such regulations. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, as well as detention of our vessels or denial of access to ports. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and cleanup to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax, financial assurance requirements or other liens on the responsible parties to secure the parties' reimbursement obligations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.
Environmental regulation has changed rapidly in recent years, and it is possible that we will be subject to even more stringent environmental standards in the future. Such environmental standards may affect the resale and rehire value or useful lives of our assets, require modifications to our vessels or operational changes or restrictions, or lead to decreased availability of insurance coverage for environmental matters. We cannot predict the amounts of any increased capital expenditures or any increases in operating costs or other expenses that we may incur to comply with applicable environmental or other regulatory requirements. For additional information about the environmental regulations to which we are subject, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations”.
Climate change and greenhouse gas restrictions may adversely affect our operating results.
Many governmental bodies have adopted, or are considering the adoption of treaties or national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to concerns about climate change. The Paris Agreement, in which almost 200 countries pledged to reduce their greenhouse gas emissions and set firm target reduction goals, was signed in 2016. Recently, the push for both governments and businesses to adopt net zero carbon targets has been reinvigorated, with the COP26 summit in November 2021 resulting in the Glasgow Climate Pact, pursuant to which over 140 countries pledged to reach net-zero carbon emissions. Additionally, more than 450 private firms, managing $130 trillion, approximately 40% of the world’s financial assets, pledged to reach net-zero carbon emissions by 2050, and to set interim goals for 2030. Compliance with laws, regulations and obligations relating to climate change, including those promulgated as a result of such international pledges and negotiations, as well as the efforts by non-governmental organizations and investors, have and may continue to increase our costs related to operating and maintaining our assets, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected. For example, the IMO has introduced initiatives to reduce greenhouse emissions from the shipping industry with specified targets using the Energy Efficiency Existing Vessel Index (“EEXI”) and a Carbon Intensity Indicator (“CII”). It could adversely affect us if we fail to adopt and implement EEXI and/or CII measures for our vessels.
The European Union has also adopted a set of measures to reduce greenhouse gas emissions from the shipping industry and as of January 1, 2024, the European Union’s Emission Trading Scheme (“EU ETS”) has been extended to cover greenhouse gas emissions from vessels of 5,000 gross tonnage and above entering EU ports. Under EU ETS, we have assumed responsibility as “shipping company” (as defined in EU ETS Directive 2003/87/EC (the “ETS Directive”)) for all of the vessels we manage. The application of EU ETS requires us, as “shipping company” to obtain and surrender emission allowances to cover emissions for voyages in and out of Europe. This application may have a significant cost impact to us if our customers do not assume responsibility for the cost of the emission allowances and the increased administrative and compliance costs. The ETS Directive provides that EU Member States shall take necessary measures to ensure that the party who bears ultimate responsibility for the purchase of the fuel or operation of the vessel (or both) is the entity who bears ultimate responsibility for the cost of emissions and that the “shipping company” is entitled to reimbursement from that entity (in other words, the charterer of the vessel) for the costs arising from the surrender of allowances. There is, however, remaining uncertainty as to how each EU Member State will enshrine this principle in its national legislation (if at all). The ultimate responsibility for compliance will, in any event, always rest with the “shipping company”. See “Item 4. Information on the Company—B. Business Overview— Other Greenhouse Gas Legislation”
Compliance with safety and other vessel requirements imposed by flag states may be costly and could harm our business, results of operations and financial condition.
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
We conduct a substantial amount of business in China and with Chinese counterparties. As of February 28, 2025, a total of 20 of the 186 vessels in our current fleet were chartered to Chinese customers and in 2024 our revenues from Chinese customers represented 17.3% of our total revenue from our containership segment. Many of our vessels regularly call to ports in China. In addition, we have entered into financing arrangements with certain Chinese financial institutions. As of December 31, 2024 we have contracted to purchase 37 newbuilding vessels, all from Chinese shipyards. The total commitment related to the 37 newbuilding vessels is estimated to be approximately $6.2 billion.
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
Following its investigation of the maritime, logistics and shipbuilding industry in China, the U.S. Trade Representative has proposed charging service fees under Section 301 of the U.S. Trade Act of 1974 for docking of vessels made in China and vessels owned by companies that operate vessels made in China or are manufacturing newbuild vessels in China, if such fees are implemented, the resulting service fee regime could have an effect on our financial condition and result of operations.
On March 12, 2024, certain parties filed a petition under Section 301 of the U.S. Trade Act of 1974 (“Section 301”) regarding the acts, policies, and practices of China to dominate the maritime, logistics, and shipbuilding sector. On April 17, 2024, after the U.S. Trade Representative (“USTR”) initiated an investigation of China’s targeting the maritime, logistics, and shipbuilding sectors for dominance. Following the investigation, on January 23, 2025, the USTR reported its determination that China’s targeting of the maritime, logistics, and shipbuilding sectors for dominance is unreasonable and burdens and restricts U.S. commerce and thus is actionable. On February 21, 2025, the USTR issued a notice of proposed action under Section 301, which provides, among other things, for significant service fees for Chinese-built vessels and for companies that operate Chinese-built vessels or have contracted to build vessels in China.

The proposed action is subject to a period of public comment and public hearings before it is implemented. It is unclear from the USTR’s February 21, 2025 notice how the proposed service fees will be levied and which party involved in the operation of a Chinese-built vessel will be required to pay the fees. We are closely monitoring the proposed action and assessing its potential impact on the Company in light of the fact that 88 of our time-chartered vessels were built in China and that we have orders for 36 vessels from Chinese manufacturers.
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
Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where we are subject to tax could increase the amount of tax payable by us. In addition, the U.K. government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational corporations. The OECD has published guidance aimed at reforming the profit allocation and nexus rules for taxing the profits of, and achieving a global minimum level to taxation for, certain multinational corporations including Pillar Two model rules defining a 15% global minimum tax for large multinational companies. The OECD continues to release additional guidance and countries are in various stages of implementation with widespread adoption of the Pillar Two Framework expected in the near future. Any of these or other developments or changes in tax laws or rulings in jurisdictions in which we operate could adversely affect our effective tax rate and our operating results.
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
We have significant normal course payment obligations under our credit facilities, Notes, and vessel leases (operating and finance) and other financing arrangements, both prior to and at maturity, of approximately $1.0 billion in 2025 and an additional $10.0 billion through to maturity, which extends to 2043. In addition, under our credit facilities, vessel leases, and other financing arrangements, a payment may be required in certain circumstances as a result of events such as the sale or loss of a vessel, a termination or expiration of a charter (where we do not enter into a replacement charter acceptable to the lenders within a specified grace period) or termination of a shipbuilding contract. The amount that must be paid may be calculated based on the loan to market value ratio or some other ratio that takes into account the market value of the relevant asset (with the repayment amount increasing if asset values decrease), or may be the entire amount of the financing in regard to a credit facility or a pre-determined termination sum in the case of vessel lease arrangements.
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
The market values of our vessels fluctuate with market conditions. A reduction in our net assets could result in a breach of certain financial covenants applicable to our credit, leases and other facilities and our Notes which could limit our ability to borrow additional funds or require us to repay outstanding amounts. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans or result in mandatory prepayments under certain of the credit facilities or our Notes.
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
As of December 31, 2024, we had $2.9 billion aggregate principal amount of debt outstanding under our credit facilities and Notes, and vessel leases (operating and finance) and other financing arrangements of approximately $8.2 billion. The amounts outstanding under our credit facilities and our vessel leases (operating and finance) and other financing arrangements will increase following the delivery of the 37 newbuild vessels, including six PCTCs that we have contracted to purchase.
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
As of December 31, 2024, we had an aggregate of approximately $2.9 billion outstanding under our credit facilities and our Notes, and vessel leases (operating and finance) and other financing arrangements of approximately $8.2 billion. The majority of our credit facilities and vessel leases and other financing arrangements are variable rate facilities and leases, under which our payment obligations will increase as interest rates increase. While we have entered into interest rate swaps to manage some of our interest rate risk, interest rate fluctuations and their impact on the fair value of our interest rate swaps may have a negative effect on the results of our operations and financial condition. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk.”
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
We receive a portion of our financing from leasing houses in China and such financing arrangements may be adversely affected by changes to economic sanctions or Chinese law or policy, which may require us to obtain alternative financing.
While we aim to diversify our sources of capital, a portion of our indebtedness currently derives from sale-leaseback arrangements with several leasing houses in China, many of which are subsidiaries of state-owned Chinese commercial banks.

Sanctions targeting state-owned entities in China, or changes in law or policy enacted by the Chinese government may adversely affect our debt contracts with these leasing houses, and may require us to repay all or a portion of such indebtedness before maturity and to refinance such indebtedness using another source of capital.
We may not be able to obtain alternative financing or refinancing when needed and even if available, such alternative financing may be on terms that are less favorable to us. Any failure to obtain financing or increase in debt service payments could negatively impact our business, results of operations and financial condition.
See also “Legal, regulatory and litigation risks”.
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
Atlas Corp. itself has no earnings from operations and relies on payments from its subsidiaries to meet its obligations. We pay quarterly dividends on our shares from funds legally available for such purpose when, as and if declared by and in the discretion of our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem our preferred shares. The amount of dividends we can pay or the amount we can use to redeem the preferred shares depends upon the amount of cash we generate from and use in our operations, which may fluctuate significantly based on, among other things:
•our continued ability to maintain, enter into or renew charters for vessels with our existing customers or new customers;
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
Our Series D Preferred Shares and Series H Preferred Shares are listed on the NYSE and the Atlas Notes are listed on the Nasdaq Global Select Market. Because we only have preferred shares and notes that are publicly traded, the NYSE and the Nasdaq Stock Market do not require us to have, and we do not intend to have, a majority of independent directors on our Board of Directors or to establish a compensation committee and nominating and corporate governance committee. Accordingly, holders of our preferred shares and notes will not have the same protections afforded to certain corporations that are subject to all of the NYSE and Nasdaq Stock Market corporate governance requirements.
Our approach to corporate governance may lead us to take actions that conflict with our preferred shareholders’ interests as preferred shareholders and our creditors’ interests as holders of our debt securities.
All of our common shares are owned by Poseidon. Poseidon has no obligation to contribute additional funds(directly or indirectly) to Atlas. Accordingly, Poseidon can appoint the members of our Board of Directors and controls the outcome of corporate actions requiring stockholder approval, including mergers, consolidations and the sale of all or substantially all of our assets. The interests of Poseidon could conflict with those of our preferred shareholders and public debt holders. For example, if we encounter financial difficulties or are unable to pay our debts as they come due, the interests of Poseidon might conflict with the interests of our preferred shareholders and noteholders.

Risks from geopolitical conflicts may negatively affect and have significant impacts on our business
Geopolitical conflicts (such as the ongoing Russia-Ukraine Conflict and the escalating Middle East Conflict and Red Sea Attacks) have created instability to macro-economic conditions in recent years, including high volatility in the price of commodities, global economic uncertainty, reduced global trade and downward financial market conditions.
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
Impacts of the Middle-East Conflict and Red Sea Attacks
On October 7, 2023, Hamas, a U.S.-designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas (the “Middle East Conflict”). Since the commencement of these events, there have been additional active hostilities, including with the Hezbollah in Lebanon and Iran.

Following the commencement of the escalating Middle-East Conflict, Houthi rebels boarded and hijacked the vehicle carrier vessel Galaxy Leader on November 19, 2023. Houthi rebels have attacked and continue to attack numerous other commercial vessels travelling to the Red Sea through the Bab-el-Mandeb Strait (the “Red Sea Attacks”) including vessels operated by us, which did not sustain damage. In response to the ongoing Red Sea Attacks, a multinational coalition led by the United States launched Operation Prosperity Guardian, a military operation aimed at ensuring freedom of navigation and safety of maritime traffic through the deployment of military vessels to escort commercial vessels passing through the Red Sea, Bab-el-Mandeb Strait and the Gulf of Aden. In January 2024, the U.S. States and U.K carried out strikes against Houthi targets in Yemen. Israel and the U.S. have carried out additional strikes against Houthi targets thereafter, but Houthi rebels continue to attack commercial vessels.
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
The intensity and duration of both the Middle East Conflict and the Red Sea Attacks are difficult to predict and their impact on the global economy, the shipping industry and our business is uncertain. Such conflicts may exacerbate market volatility, cause inflation in consumer goods, and may impact access to and pricing of capital.
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
In the ordinary course of business, we rely on the security of information and operational technology systems, including those of our business partners and other third parties, to manage or support a variety of business activities including operating and navigating our containership fleet; tracking container contents and delivery; maintaining vessels; communicating with personnel, management, customers and business partners; collecting, processing, transmitting and storing electronic information, including personal, employee, business, financial and operational data; facilitating business and financial transactions; and providing services to our customers. A successful cyber-attack on us, or our business partners, could significantly disrupt these and other commercial activities and business functions resulting in a loss of revenue and customer relationships. For operational technology in particular, a successful cyber-attack could result in physical damage to assets and infrastructure, injury or loss of life and environmental harm.
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

Currency exchange rate fluctuations and controls affect the results of our operations.
Although our charter revenues are primarily earned in U.S. dollars and a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we conduct operations in many countries involving transactions denominated in a variety of currencies.
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
We also face risks arising from the imposition of exchange controls. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars (or vice versa) or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls.
Item 4.    Information on the Company
A.History and Development of the Company
Atlas Corp. is a Republic of the Marshall Islands corporation incorporated under the Marshall Islands Business Corporations Act on October 1, 2019 for the purpose of facilitating a holding company reorganization. On February 28, 2020, after the reorganization, Atlas completed the acquisition of all the issued and outstanding common shares of Apple Bidco Limited, which owns 100% of APR Energy. Atlas Corp. is a holding company and its sole assets are its interests in Seaspan and APR Energy and their respective subsidiaries. On December 31, 2024, Atlas completed the sale of the assets of its power generation business which was held by APR Energy (the “APR Asset Sale”). Following the closing of the APR Asset Sale, APR Energy’s operations have ceased and the mobile power generation segment is reported as discontinued operations. We maintain our principal executive offices at 23 Berkeley Square, London, United Kingdom, W1J 6HE, and our telephone number is +44 20 7788 7819. We maintain an Internet site at https://atlascorporation.com. The information contained on our website or information about us that can be accessed through our website will not be deemed to be incorporated into this Form 20-F.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by Atlas are available to the public on the SEC website at www.sec.gov (commission file number 001-39237).
Following the Merger (as defined below), all of Atlas’ common shares are held by Poseidon.
B.Business Overview
General
Atlas Corp. is a global asset manager and the parent company of Seaspan and APR Energy. Our vessel leasing segment, which is conducted through Seaspan, owns and operates a fleet of vessels which it charters to major liner companies. Prior to the completion of the APR Asset Sale, through APR Energy, we operated a fleet of power generation assets (gas turbines and other power generation equipment), providing electricity to customers including large corporations in the oil and gas, mining and other industries and both government backed and private utilities. Following the APR Asset Sale, we have one reportable segment for vessel leasing.
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
In connection with the consummation of the Merger, the Company’s common shares were suspended from trading from the NYSE on March 28, 2023 and were delisted from the NYSE on April 10, 2023 (the “Delisting”). Atlas’ preferred shares remain outstanding and continue to trade on the NYSE.

APR Asset Sale
On November 19, 2024, the Company (and certain of its subsidiaries) entered into an Asset Purchase Agreement pursuant to which the Company agreed to sell to a third party purchaser and assume certain liabilities of the mobile power business including mobile gas turbines, balance-of-plant inventory and trademarks for an aggregate cash purchase price of $375.0 million. The APR Asset Sale closed on December 31, 2024.
Vessel Leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with nine major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at February 28, 2025, we operated a fleet of 186 vessels, totaling 1,906,380 TEU, that have an average age of approximately seven years, on a TEU weighted basis. As at February 28, 2025, we have 36 newbuild vessels under construction delivering through to August 2029.
Our primary objective for Seaspan is to continue to grow our vessel leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
Seaspan Fleet
The following table summarizes key facts regarding our 186 containership vessels as of December 31, 2024:

	Operating Vessels					Newbuild Vessels
Vessel Class (TEU)	# Vessels (Total fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels	Average Length of Charter
2,500-3,500(2)	14	6	16.6	0.6	$16.3	—	0.0
4250-5100	17	14	16.1	1.3	30.3	—	0.0
7,000-9,600(3)(4)	44	12	10.5	6.5	42.1	9	8.4
10,000-11,000(5)	33	4	9.2	4.4	34.1	—	0.0
11,800-13,100(6)	27	3	7.6	4.9	40.9	1	15.0
14,000 - 15,000	34	3	4.8	5.5	46.7	6	15.0
15,000-16,000(7)	15	—	0.9	12.3	37.1	15	10.7
24,000+(8)	2	—	1.3	16.7	41.9	—	0.0
Total/Average	186	42	7.2	5.4	$37.9	31	11.0
(1)Excludes options to extend charter.
(2)Includes 2 vessels on bareboat charter.
(3)Includes 3 vessels on bareboat charter.
(4)Includes 2 vessels classified as asset held for sale.
(5)Includes 8 vessels on bareboat charter.
(6)Includes 6 vessels on bareboat charter.
(7)Includes 9 vessels on bareboat charter.
(8)Includes 2 vessels on bareboat charter.
In addition, the Company has entered into shipbuilding contracts for six 10,800 CEU PCTC newbuild vessels as of December 31, 2024. For more information, please read “Item 5. Recent Developments in 2024 and 2025—Vessel Acquisitions and Deliveries”.
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
Hire Rate
Under the majority of our long-term time charters, charter hire is payable in U.S. dollars, as specified in the charter. Charter hire is payable in Chinese Renminbi (“RMB”) in six of our long-term time charters for certain newbuild vessels currently under construction and not yet delivered. The hire rate is a fixed daily amount that, for some contracts may increase, or decrease at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis. The hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption.
Operations and Expenses
We operate our vessels on time charter and are responsible for vessel operating expenses. See “Glossary.” The charterer generally pays the voyage expenses. See “Glossary.”
Off-hire
When a vessel is “off-hire”, or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:
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
•a cadet training program; and
•recruiting and retaining highly skilled and talented people in our technical ship management offices in Vancouver, Hong Kong and Mumbai.

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
Power Generation
On December 31, 2024, Atlas completed the APR Asset Sale. For additional information, please read “Item 4. Information on the Company—B. Business Overview— APR Asset Sale”.
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
In 2018, the IMO adopted measures to reduce Green House Gas (“GHG”) emission from international shipping, which measures are consistent with the Paris Agreement goals. To comply with the new requirements, existing vessels will have to take measures to align with the energy efficiency design indices (EEDI & EEXI) applicable to IMO’s phase 3 design criteria for new ships. Several vessels in our fleet will go through the process of limiting engine power to achieve compliance by due date. There are other ongoing initiatives to improve operational efficiency of our vessels such as hydrodynamic modifications, selection of high performance hull coatings and cargo loadability improvements, amongst other measures to improve the carbon footprint from our vessels. We may be subject to significant costs and expenses if we fail to meet these new requirements and any of our ships is non-compliant. The IMO also requires ships of 5,000 gross tonnage or more to record and report their fuel consumption to their flag state at the end of each calendar year. We currently report and report fuel consumption to flag state pursuant to these requirements. The IMO is developing GHG regulations similar to those of the European Union, with details of such regulations to be unveiled in coming years.

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
The IMO’s Ballast Water Management Convention requires ships to manage their ballast water in such a way that aquatic organisms and pathogens are removed or rendered harmless before discharging the water. The compliance deadline for installation of ballast water treatment (“BWT”) systems is September 2024. We adopted the BWT technology for our newbuild vessels in the early stages and have completed installation of approved BWT systems.
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
Marine Liability Act
The Marine Liability Act (“MLA”), is the principal legislation dealing with liability of shipowners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the MLA does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The MLA limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

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
The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of emissions from vessels (the “MRV Regulation”), which entered into force in July 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to most vessels over 5,000 gross tonnage, irrespective of flag, in respect of air emissions released during voyages within the EU as well as EU incoming and outgoing voyages. As at January 1, 2024 the MRV Regulation covers carbon dioxide, methane and nitrous oxide emissions. The EU has determined that maritime shipping will be included in the EU Emissions Trading System as from 2024 in the absence of a comparable system operating under the IMO. This will result in additional costs to us as ship owners if the commercial operators of our ships (i.e., the charterer or party responsible for the purchase of fuel, choice of cargo, route and speed) are not held responsible for these costs under the EU legislation, as implemented by the relevant EU Member State.
The European Commission has launched a “Fit for 55” package of proposals intended to reduce the EU’s total GHG emissions by 55% by 2030, with the ultimate goal to achieve full EU decarbonization by 2050. As a result, shipping will likely to face new stringent EU regulations. The proposal includes following:
•The European Trading System Directive - As of January 1, 2024, shipping has become subject to the Emission Trading Scheme (‘EU ETS’), with the ships presently reporting emissions under the MRV Regulation being required to purchase emission allowances. As at January 1, 2024 EU ETS applies to carbon dioxide emissions and from January 1, 2026 methane and nitrous oxide emissions will be included. Under the EU ETS, for every year companies must purchase enough allowances in order to cover the total amount of their emissions in that year. In the subsequent calendar year they must surrender those allowances, with the first date for surrender of allowances being September 30, 2025. Each allowance (EUA) corresponds to 1 tonne of CO2 emissions and the price of 1 EUA was approximately EUR 71.0 on February 28, 2025. By including the shipping sector in the EU ETS the EU intends to signal that investments in energy efficiency are more cost-efficient than paying for the price of carbon emissions and hence support decarbonization. All intra-EU emissions will be included, but only 50% of the emissions for voyages from and to a third country (subject to certain exceptions) when arriving in or departing from the EU, respectively. Non-compliance is punishable by fines and could eventually lead to a ban from EU waters (which could extend to the entire fleet). Shipping companies, particularly those, such as ourselves, whose administering bodies are based outside the EU, will face increased administrative and compliance costs with respect to EU ETS. The relevant enactments are the MRV Regulation and Directive 2003/87/EC, which provides for a gradual introduction of obligations for shipping companies. Specifically, shipping companies will be obliged to surrender allowances corresponding to only 40% of their verified emissions for 2024, 70% for 2025 and 100% as from 2026. The relevant MRV Regulation and Directive will be implemented into national legislation by each EU Member State.
•The FuelEU Maritime Regulation - The Fuel EU Maritime Regulation (“FuelEU”) is a new regulation coming into effect in 2025, which sets maximum limits for the yearly average GHG intensity of the energy used by vessels above 5,000 GT calling at EU and European Economic Area (EEA) ports, regardless of their flag. Due to delays, some EEA countries such as Norway and Iceland are currently treated as being outside of the EU. The GHG intensity of the energy used will be required to improve by 2% in 2025 relative to 2020, ramping up to 80% by 2050. The FuelEU GHG intensity requirements apply to 100% of energy used on voyages and port calls within the EU and EEA, and 50% of energy used on voyages into or out of the EU and EEA (subject to exceptions intended to deter evasive behaviour). From 2030, FuelEU will also require container and passenger vessels to connect to shore power from 2030 for stays longer than two hours. The entity that is responsible for compliance of the vessel with the International Safety Management Code (ISM Company) shall ensure compliance with FuelEU. Each entity responsible for compliance shall submit a monitoring plan for the vessels in their fleet to an accredited verifier, record fuel consumption and other data for each vessel’s arrival and departures at EU ports starting from January 1, 2025 and submit a vessel-specific “FuelEU report” to an accredited verifier for each reporting period starting in 2025. From June 30, 2026 and in each subsequent year, a FuelEU Document of Compliance (“FuelEU DOC”) will be issued by the relevant verifier to a vessel if that vessel has no compliance deficit. Vessels that exceed the FuelEU GHG intensity requirement must pay a penalty that is equivalent to the difference between the required and actual GHG intensity (i.e. compliance deficit) multiplied by the energy use. If a vessel has a compliance deficit, the outstanding penalties need to be paid before a FuelEU DOC will be issued for that vessel by an EU or EEA administering state. If a ship fails to present a FuelEU DOC for two or more consecutive reporting periods, that vessel could be banned from EU and EEA ports.
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
Other Regions
We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our containership business and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.
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
Atlas and certain subsidiaries are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income should be exempt from U.S. federal income taxation provided we satisfy the Ownership Tests and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently satisfy the qualified shareholder test of the Ownership Tests on the basis that our stock is ultimately more than 50% owned (by value) by foreign public corporations that otherwise satisfy the requirements of the qualified shareholder test. In addition, we believe that we satisfy the controlled foreign corporation test of the Ownership Tests. We can give no assurance, however, that changes in the trading, ownership or value of our common shares will permit us to continue to qualify for the Section 883 Exemption.
The Net Basis and Branch Profits Tax
If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”), if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.
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
If we were to sell a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to a gain realized on the sale of a vessel, provided the sale is not considered to occur in the United States under U.S. federal income tax principles.
The 4% Gross Basis Tax
If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income without the benefit of deductions (“Gross Basis Tax”). We estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $4 million if the Section 883 Exemption and the net basis and branch profits taxes do not apply, based on the amount of our gross U.S. Source International Transportation Income we have earned in prior years. However, many of our time charter contracts contain provisions in which the charterers would be obligated to bear the cost of the Gross Basis Tax. The amount of such Gross Basis Tax which we would be liable for in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
If a corporation is deemed to be carrying on business as an owner of ships in Hong Kong, certain sums received by the corporation will be considered as relevant sums when ascertaining the assessable profits in accordance with the IRO. The relevant sums include, but are not limited to, all the sums derived from any charter hire in respect of the operation of a ship navigating solely or mainly within the waters of Hong Kong and half of the sums derived from any charter hire in respect of the operation of a ship navigating between any location within the waters of Hong Kong and any location within river trade waters outside of Hong Kong.
The IRO also provides that certain sums will be considered as exempted sums, which are exempted from the determination of the relevant sums. In particular, if a ship is registered in Hong Kong, its income from the relevant carriage abroad proceeding to sea from any location within the waters of Hong Kong or any other location within those waters will be exempted.
In June 2020, the Inland Revenue (Amendment) (Ship Leasing Tax Concessions) Ordinance 2020 (the “Ship Leasing Amendment Ordinance”) was enacted to provide tax concessions for qualifying ship leasing and ship leasing management businesses. Under the Ship Leasing Amendment Ordinance, a qualifying ship lessor is entitled to have its qualifying profits charged at a concessionary profits tax rate (currently set at 0% for the year of assessment commencing on or after 1 April 2020). Such tax concession applies to a corporation for a year of assessment only if (i) during the basis period for that year of assessment, (a) the central management and control of the corporation is exercised in Hong Kong, (b) the activities that produce its qualifying profits for that year are carried out in Hong Kong by the corporation; or arranged by the corporation to be carried out in Hong Kong, and (c) those activities are not carried out by a permanent establishment outside Hong Kong, and (ii) the corporation has made an election in writing, which is irrevocable, that the tax concession applies to it.
If we and/or Seaspan are deemed to be carrying on business as owners of ships in Hong Kong, and if our ships are navigating solely or mainly within the waters of Hong Kong and/or navigating between any location within the waters of Hong Kong and any location within river trade waters outside of Hong Kong, the relevant sums falling within the definition of the IRO are subject to the profits tax, with the exception of the exempted sums. The same will apply to our other vessel-holding subsidiaries that are registered as non-Hong Kong companies in Hong Kong (the “vessel-holding subsidiaries”) under the Hong Kong’s Companies Ordinance (Cap. 622) (the “Companies Ordinance”). Based on our operation and our understanding of the relevant provisions of the IRO, we do not believe that our charter hire income is, nor do we expect our charter hire income to be, subject to the profits tax under the IRO, because the ships owned by us, Seaspan and/or our other vessel-holding subsidiaries are not navigating solely or mainly within the waters of Hong Kong and/or are not navigating between any location within the waters of Hong Kong and any location within river trade waters. While currently the ships owned by us, Seaspan and/or our other vessel-holding subsidiaries are not navigating solely or mainly within the waters of Hong Kong and/or are not navigating between any location within the waters of Hong Kong and any location within river trade waters outside of Hong Kong, there is no assurance that these ships will not be operating within the said waters in the future, depending on the nature of our future operations.
In the event that the ships owned by us, Seaspan and/or our other vessel-holding subsidiaries do navigate solely or mainly within the waters of Hong Kong and/or navigate between any location within the waters of Hong Kong and any location within river trade waters outside of Hong Kong and our charter hire income does not fall within the definition of exempted sums under the IRO, we are likely to be subject to the profits tax in respect of such income. In such circumstances, for the purpose of ascertaining the profits tax payable, the assessable profits will be calculated as the sum bearing the same ratio to the aggregate of the relevant sums earned by or accrued to the relevant company during the basis period for that year of assessment as that relevant company’s total shipping profits for the basis period bear to the aggregate of the total shipping income earned by or accrued to that relevant company during that basis period for that year of assessment. However, instead of calculating the assessable profits based on the above, the IRD may assess the profits on a fair percentage of the aggregate of the relevant sums of the relevant basis period.
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
The People’s Republic of China Taxation
The following is a discussion of the expected material China tax considerations applicable to us. This discussion is based upon the provisions of the laws and regulations described below in effect as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, and subject to different interpretations by the relevant Chinese tax authorities. Changes to these laws and regulations may cause the Chinese tax considerations to vary substantially from those described below.
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
Value-added Tax (“VAT”)
Under the current Chinese VAT regulation, non-resident enterprises that derive income from the provision of international transportation services to Chinese customers are subject to VAT, unless exempted under the applicable tax treaty. The applicable VAT rate is 9% for transportation services and 6% for storage and loading/unloading services. VAT is generally withheld by the Chinese customers but non-resident shipping companies may also perform their own VAT filings if they have already registered with the competent tax authorities.

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
The IRD issued us tax residency certificates in Hong Kong with respect to the tax year ending December 31, 2023, which means we should be treated as a qualifying taxpayer under the China/HK Tax Treaty and qualify for exemptions for the tax years ending December 31, 2023, 2024 and 2025. We will obtain tax residency certificates for future tax years.
Joint Venture
In March 2021, Atlas entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders’ agreement with ZE to form the joint venture (“ZE JV”). The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment and power equipment supply.
In September 2024, Seaspan Corporation entered into an agreement with ONE to form a joint venture in Singapore named ONESEA Solutions Pte. Ltd. (“ONESEA”). ONESEA provides ship management services for vessels owned by ONE and vessels chartered by ONE from vessel owners (including vessels owned by Seaspan). After receipt of regulatory approval, Seaspan completed its investment in ONESEA in November 2024. Upon completion of the investment, Seaspan and ONE each owned 50% of the common shares of ONESEA.
In November 2024, Seaspan Corporation entered into an agreement with Watts Energy Technology Limited (“Watts”) to form a joint venture company in Hong Kong (the “Seaspan-Watts JV”). The Seaspan-Watts JV will develop technology and provide services in fuel conversion, carbon capture, gas engineering, and ship repair engineering to third party customers as well as vessels owned by Seaspan. The completion of the transaction is conditioned on receipt of applicable regulatory approval. Upon completion of the transaction, Seaspan and Watts will each own 50% of the common shares of the Seaspan-Watts JV. As of the date of this report, the parties have not received regulatory approval, and the Seaspan-Watts JV entity remains as a wholly owned subsidiary of Seaspan Corporation without conducting any business operations.
C.Organizational Structure
Please read Exhibit 8.1 to this Annual Report for a current list of our significant subsidiaries.
D.Property, Plant and Equipment
For information on our assets, please read “Item 4. Information on the Company—B. Business Overview—General—Seaspan Fleet”. For information on environmental issues that may affect the company’s utilization of the assets, please read “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations.”
Item 4A.    Unresolved Staff Comments
None.
Item 5.    Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.
Please see “Item 5. Operating and Financial Review and Prospects—A. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2023 Annual Report for a discussion related to the 2023/2022 comparative period.
Overview
We are Atlas Corp., a global asset manager and the parent company of Seaspan and APR Energy.
Seaspan is a leading independent owner and manager of containerships. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of February 28, 2025, we operated a fleet of 186 vessels that have an average age of approximately seven years, on a TEU weighted basis.

Customers for our operating fleet as of February 28, 2025, were CMA CGM, COSCO, Hapag-Lloyd, Maersk, MSC, ONE, Yang Ming Marine, ZIM and Evergreen. Certain newbuild vessels currently under construction will upon delivery, be chartered to our customer Hyundai Glovis Co., Ltd.. Certain vessels in our operating fleet will, upon completing their current charters, be chartered to our customer Hyundai Merchant Marine.
On December 31, 2024, the Company completed the APR Asset Sale. For additional information, please read “Item 4. Information on the Company—B. Business Overview— APR Asset Sale”.
Recent Developments in 2024 and 2025
Vessel Acquisitions and Deliveries
During the year ended December 31, 2024, the Company took delivery of 35 vessels and increased our total operating capacity by 381,500 TEU. The additions to our fleet range from 7,000 TEU to 16,000 TEU. Upon delivery, these vessels commenced long-term charters with leading global liner companies. As at December 31, 2024, we have 37 newbuild vessels under construction delivering through to August 2029. Upon delivery. these vessels will commence long-term charters with leading global liner companies and logistics companies.
In January of 2025, the Company took delivery of one newbuild vessel of 7,000 TEU. The vessel commenced a long-term charter upon delivery.
Shipbuilding Contracts for Vessels
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
In June 2024, the Company entered into shipbuilding contracts for the construction of 23 newbuild containership vessels, ranging between 9,000 and 17,000 TEU. The vessels will be delivered in 2027 and 2028 and each vessel will commence a long term charter upon delivery.
In August 2024, the Company entered into shipbuilding contracts for the construction of one 13,000 TEU newbuild containership vessel. The vessel will be delivered in 2028 and commence a long term charter upon delivery.
In October 2024, the Company entered into shipbuilding contracts for six 13,600 TEU scrubber-fitted newbuild containerships. Each vessel will commence a long-term charter upon delivery and charter payments made under such charter will be in RMB. The vessels are expected to deliver between 2026 and 2028.
During the year 2024, Company entered into a number of additional shipbuilding contracts, which were subsequently novated to third parties.
Vessel Sales
In February 2024, the Company completed the sale of one 4,250 TEU vessel.
In November 2024, the Company completed the sale of one 4,250 TEU vessel, which had been financed under a sale-lease back arrangement. The Company purchased the vessel from the financier and subsequently sold the vessel to a third party.
During the year 2024, Company recognized $2.6 million in gains from sale of vessels.
In January 2025, the Company entered into an agreement to sell two 8,500 TEU vessels, subject to closing conditions. The sale for one vessel was completed in February 2025. The sale of the second vessel is expected to complete in the first half of 2025.
Financing Developments
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
In January and February 2024, the Company refinanced three vessels. The three vessels were originally financed under sale-leaseback arrangements with Chinese leasing companies and were re-financed under sale-leaseback arrangements with another Chinese leasing company.
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50.0 million and extending the maturity date from February 2025 to March 2027.
In March 2024, the Company completed sale-leaseback financings of two vessels in the aggregate amount of $54.0 million.
In May 2024, the Company completed sale-leaseback financing for four of its PCTCs for an aggregate amount of $472.9 million.
In October through December 2024, the Company entered into RMB 6.8 billion ($933.8 million USD converted at the period end date) in sale-leaseback financing arrangements related to six newbuild containerships. The funds received under these financing arrangements and the payments owed for the construction of such vessels are all denominated in RMB.
In December 2024, the Company entered into $173.3 million in sale-leaseback financing arrangement related to one newbuild containership, subject to satisfaction of customary closing conditions.
From January 2025 to the date of this Report, the Company entered into $173.3 million in sale-leaseback financing arrangement related to one newbuild containership, subject to satisfaction of customary closing conditions.
During the year ended December 31, 2024, the Company exercised its option to purchase seven vessels ranging in size from 10,000 to 14,000 TEU, each at a predetermined purchase price ranging from $42.0 million to $61.6 million per vessel.
During the year ended December 31, 2024, the Company purchased one 14,000 TEU vessel at a predetermined purchase price of $61.6 million in relation to a purchase option that was exercised in 2023.
Changes in Senior Management
In January 2024, Benjamin Church resigned as Chief Executive Officer of APR Energy.
On May 1, 2024, William Kostlivy and Peter Li were appointed Chief Financial Officer and General Counsel, respectively, of both Seaspan and Atlas.
On February 11, 2025, William Kostlivy resigned as Chief Financial Officer of Seaspan and Atlas. Bing Chen was appointed as interim Chief Financial Officer of Atlas and Seaspan, effective February 11, 2025.
APR Energy Asset Sale
For additional information, please read “Item 4. Information on the Company—B. Business Overview— APR Asset Sale”.
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
The International Monetary Fund estimated global GDP growth rate to be 3.2% in 2024. Meanwhile, container throughput growth rate is estimated to be 12.7%, higher than the previous year. With the recovery from COVID-19, both charter rates and idle rates improved significantly. The idle fleet at the end of December 2024 was approximately 2.1% of the global fleet, as measured by TEU, compared to approximately 1.8% of the global fleet at the end of December 2023. Charter rates for 4,250 TEU Panamax vessels, for example, were approximately $53,900 per day in December 2024, compared to approximately $17,000 per day in December 2023.
The orderbook to global fleet rate was 27.0% at the end of December 2024, compared with 25.7% at the end of December 2023. Approximately 81% (in terms of TEU capacity) of the current containership orderbook is for vessels

10,000 TEU and greater in size. Vessels less than 4,000 TEU represent approximately 3% of the global containership orderbook, with 162 vessels being on-order in the segments between 4,000 TEU and 9,999 TEU.
Impact of the Middle East Conflict and Red Sea Attacks
As a result of the attacks by Hamas militants against Israel’s population on October 7, 2023, Israel declared war against Hamas, and the armed conflict is ongoing as of the date of this filing. Following the commencement of the escalating Middle East Conflict, Houthi rebels from Yemen launched the Red Sea Attacks, hijacking the vehicle carrier vessel Galaxy Leader and conducting attacks on numerous other commercial vessels travelling to the Red Sea through the Bab-el-Mandeb Strait including vessels operated by us, which did not sustain damage. In response to these Red Sea Attacks, a multinational coalition led by the United States launched Operation Prosperity Guardian, a military operation aimed at ensuring freedom of navigation and safety of maritime traffic in the Red Sea, Bab-el-Mandeb Strait and the Gulf of Aden. While as of the date of this report, the Red Sea Attacks appeared to have ceased, there can be no guarantee that they will not recur in the future.
The Red Sea Attacks have caused many vessel operators to divert their vessels away from the Red Sea routes and around Africa’s Cape of Good Hope. Since January 2024, all of the containerships owned and operated by us have been diverted from the Red Sea. Diverting vessels via the Cape of Good Hope lengthens the overall vessel journey by approximately 1,900 nautical miles on Asia-North Europe routes, which has resulted in increased operating costs for our customers, and delay in shipping times. The Middle East Conflict and Red Sea Attacks may exacerbate market volatility, cause inflation in consumer goods, and may impact access to and pricing of capital. For more information regarding the risks relating to economic sanctions as a result of the Middle East Conflict and the Red Sea Attacks, see “Item 3. Key Information—D. Risk Factors.”
Impacts of the Russia-Ukraine Conflict
The Russia-Ukraine Conflict, which began in February 2022, has created volatility and disruption to the global economy (including the price of commodities, and the capital markets). In our containership business, costs increased due to the war’s impact on supply chains, on the availability of workers, on our ability to conduct crew transfers and on our customers’ businesses. It remains difficult to predict the long-term effect the Russia-Ukraine Conflict may have on our seafarers and other operations. For more information regarding the risks relating to economic sanctions as a result of the Russia-Ukraine Conflict as well as the impact on retaining and sourcing our crew, see “Item 3. Key Information—D. Risk Factors.
Inflation. For further discussion on inflation, please read “Liquidity and Capital Resources – Capital Commitments.”
Foreign Currency Fluctuations. For further discussion on inflation, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk”
A.Results of Operations
Year Ended December 31, 2024 Compared with Year Ended December 31, 2023
The following discussion of our financial condition and results of operations is for the years ended December 31, 2024, 2023 and 2022.
Our consolidated financial statements have been prepared in accordance with U.S. GAAP and, except where otherwise specifically indicated, all amounts are expressed in millions of U.S. dollars.

Year Ended December 31,	2024	2023	2022
Statement of operations data (in millions of U.S. dollars):
Revenue	$2,300.1	$1,702.8	$1,543.0
Operating expenses (income):
Operating expenses	421.6	347.3	309.3
Depreciation and amortization	508.0	375.1	327.4
General and administrative	72.2	85.3	80.1
Operating leases	56.4	116.7	120.2
(Gain) Loss on sale	(2.6)	(3.7)	3.9
Operating earnings	1,244.5	782.1	702.1
Other expenses (income):

Year Ended December 31,	2024	2023	2022
Interest expense	636.1	368.6	223.2
Interest income	(18.9)	(11.1)	(5.9)
Loss on debt extinguishment	3.5	8.9	4.6
Income from equity investment	(3.1)	(3.9)	(0.3)
Gain on derivative instruments (1)	(44.6)	(16.7)	(120.6)
Other expenses(2)	7.4	19.8	23.7
Net earnings from continuing operations before income tax	664.1	416.5	577.4
Income tax expense	1.4	2.0	2.0
Net earnings from continuing operations	$662.7	$414.5	$575.4

Net earnings (loss) from discontinued operations	$9.6	$(11.5)	$46.9

Net earnings	$672.3	$403.0	$622.3
Statement of cash flows data (in millions of U.S. dollars):
Cash flows provided by (used in):
Operating activities from continuing operations	$1,514.9	$939.8	$829.7
Operating activities from discontinued operations	34.7	84.0	26.6
Investing activities from continuing operations	(3,322.7)	(2,948.9)	(1,012.6)
Investing activities from discontinued operations	413.4	7.6	(10.0)
Financing activities from continuing operations	2,339.2	2,116.3	249.9
Financing activities from discontinued operations	$(1.1)	$(101.9)	$(119.4)
Net increase (decrease) in cash and cash equivalents and restricted cash	$978.4	$96.9	$(35.8)

Selected balance sheet data (at year end, in millions of U.S. dollars):
Cash and cash equivalents	$1,366.3	$385.3
Property, plant and equipment(2)	11,765.9	9,047.4
Other assets	3,944.1	3,744.2
Assets - discontinued operations	81.9	536.1
Total assets	$17,158.2	$13,713.0

Current liabilities excluding discontinued operations	$1,469.5	$966.1
Liabilities - discontinued operations	127.3	134.2
Long-term debt	2,743.7	3,161.4
Operating lease liabilities	43.0	268.4
Other financing arrangements	7,176.0	4,305.3
Derivative instruments(1)	—	1.3
Other long-term liabilities	398.2	163.5
Cumulative redeemable preferred shares	296.9	296.9
Shareholders’ equity	4,903.6	4,415.9
Total liabilities and shareholders’ equity	$17,158.2	$13,713.0

(1)All of our interest rate swap agreements are marked to market and the changes in the fair value of these instruments are recorded in “Gain on derivative instruments”.

(2)Property, plant and equipment include the net book value of vessels in operation and other equipment.
Segmented Financial Summary (in millions of USD)
The following tables summarize Atlas’s segmental financial results, for the year ended December 31, 2024 and 2023.

Segment Financial Summary	Year ended December 31, 2024
	Vessel Leasing	Elimination and Other (1)	Total
Revenue	$2,300.1	$—	$2,300.1
Operating expense	421.6	—	421.6
Depreciation and amortization expense	508.0	—	508.0
General and administrative expense	72.3	(0.1)	72.2
Operating lease expense	56.4	—	56.4
Gain on sale	(2.6)	—	(2.6)
Interest income	(16.6)	(2.3)	(18.9)
Interest expense	632.4	3.7	636.1
Income tax expense	1.4	—	1.4

Segment Financial Summary	Year ended December 31, 2023
	Vessel Leasing	Elimination and Other (1)	Total
Revenue	$1,702.8	$—	$1,702.8
Operating expense	347.3	—	347.3
Depreciation and amortization expense	375.1	—	375.1
General and administrative expense	85.4	(0.1)	85.3
Operating lease expense	116.7	—	116.7
Gain on sale	(3.7)	—	(3.7)
Interest income	(9.5)	(1.6)	(11.1)
Interest expense	364.6	4.0	368.6
Income tax expense	2.0	—	2.0
(1)Elimination and Other includes amounts relating to change in contingent consideration asset, elimination of intercompany transactions and unallocated amounts.

The following table contains the major components of income (loss) from discontinued operations for years ended December 31, 2024, 2023 and 2022:

Discontinued operations	2024	2023	2022
Revenue from discontinued operations	$83.5	$117.9	$154.4
Operating expense	17.8	29.6	44.1
Depreciation and amortization expense	22.3	45.7	51.7
General and administrative expense	16.8	38.8	28.0
Indemnity claim under acquisition agreement	—	—	(21.3)
Operating leases	3.8	3.6	2.8
(Gain) Loss on sale	0.3	—	(0.2)
Loss on debt extinguishment	—	1.4	4.8
Interest income	(4.5)	(2.1)	(0.6)
Interest expense	1.0	7.0	12.2
Other expenses (income)	3.5	(0.9)	(14.4)
Gain on sale of assets	(24.8)	—	—
Net earnings (loss) from discontinued operations before income tax	47.3	(5.2)	47.3
Income tax expense	37.7	6.3	0.4
Net earnings (loss) from discontinued operations	$9.6	$(11.5)	$46.9
Asset Utilization
Vessel Leasing Segment
Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s Vessel Utilization for year ended December 31, 2024, and its comparative quarters:

	2023				2024				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2023	2024
Vessel Utilization	97.6%	95.3%	98.2%	98.3%	99.7%	99.7%	98.6%	98.9%	97.4%	99.2%
Vessel Utilization increased for the year ended December 31, 2024 compared to 2023. The increase was primarily due to a decrease in the number of Scheduled Dry-Docking days.
During the year ended December 31, 2024, we completed 11 dry-dockings, compared to 44 dry-dockings in 2023.
Discontinued Operations
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
The following table summarizes the Power Fleet Utilization, for the year ended December 31, 2024, and its comparative quarters:

	2023				2024				Year Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	2023	2024
Power Fleet Utilization	62.2%	58.9%	39.2%	29.9%	32.4%	36.3%	13.5%	13.5%	47.6%	24.8%
Power Fleet Utilization decreased for the year ended December 31, 2024, compared with the year ended December 31, 2023. The decrease is primarily due to expiration of contracts in 2022, 2023, and 2024 along with fewer deployments in 2024.

Financial Results Summary
Revenue
Revenue increased by 35.1% to $2,300.1 million for the year ended December 31, 2024 compared to 2023. Revenue from the vessel leasing segment increased 35.1% for the twelve months ended December 31, 2024 largely driven by delivery of 35 newbuild vessels in the current year and a full year impact of 22 newbuild deliveries from 2023, offset by two vessel sales during the year.
Operating Expense
Operating expense increased by 21.4% to $421.6 million for the year ended December 31, 2024 compared to 2023. The increase in the vessel leasing segment was primarily due to the increase in our fleet due to newbuild deliveries throughout 2024, and a full year impact of the newbuild deliveries in 2023.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 35.4% to $508.0 million for the year ended December 31, 2024 compared to 2023. The increase was primarily due to newbuild vessels delivered throughout 2024, a full year impact of vessels delivered in 2023, offset by the impact of two vessel sales in the year.
General and Administrative Expense
General and administrative expense decreased by 15.4% to $72.2 million for the year ended December 31, 2024 compared to 2023. The decrease was primarily due to a decrease in general corporate expenses including non-cash share-based compensation and expenses related to the Merger transaction in 2023.
Operating Lease Expense
Operating lease expense decreased by 51.7% to $56.4 million for the year ended December 31, 2024 compared to 2023. The decrease was primarily due to a lease reclassification from operating to financing as a result of pre-existing purchase options being exercised in the year.
Interest Expense
Interest expense increased by $267.5 million to $636.1 million for the year ended December 31, 2024 compared to 2023 primarily due to higher interest rates and higher balances related to other financing arrangements from vessel deliveries.
Gain on Derivative Instruments
The change in fair value of financial instruments resulted in a gain of $44.6 million for the year ended December 31, 2024 compared to a gain of $16.7 million for the year ended December 31, 2023. The gains for these periods were primarily due to an increase in the forward curve of the benchmark rates and offset by swap settlements.
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
The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $44.5 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.
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
Consolidated liquidity as of December 31, 2024 and 2023 was comprised of the following:

(in millions of U.S. dollars)	December 31,		Change
	2024	2023	$	%
Cash and cash equivalents	$1,366.3	$385.3	$981.0	254.6%
Undrawn revolving credit facilities(1)	700.0	380.0	320.0	84.2%
Total liquidity	$2,066.3	$765.3	$1,301.0	170.0%
Total committed and undrawn newbuild financings(2)	$1,496.5	$3,334.6	$(1,838.1)	(55.1)%
Total liquidity including newbuild financings	$3,562.8	$4,099.9	$(537.1)	(13.1)%
(1)Undrawn revolving credit facilities as of December 31, 2024 included $700.0 million (2023 - $330.0 million) available from Seaspan.
(2)The $1,496.5 million and $3,334.6 million represents amounts that have been secured for the Company’s newbuild financings and amounts are available to be drawn as construction milestones are completed. As at December 31, 2024 and December 31, 2023, $157.4 million and $260.4 million, respectively, are available to be drawn and the remaining amounts under the financing arrangements which have been secured will be available as construction milestones are completed.
As of December 31, 2024, consolidated liquidity was sufficient to meet near-term requirements. As of December 31, 2024, the Company had consolidated liquidity of $2,066.3 million, excluding $1,496.5 million of committed but undrawn financings related to our newbuild vessels, which represents an increase from $765.3 million in the prior 2023 period.
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
The following table provides a summary of our unencumbered fleet and net book value over time:

	As at December 31,
(in millions of U.S. dollars)	2020	2021	2022	2023	2024
Number of Vessels	31	36	38	39	42
Net Book Value	$1,109	$1,369	$1,847	$1,923	$2,115
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of December 31, 2024, the Company had total gross contracted cash flows of $26.1 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cash flows.

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
2025	$2,094.5	$238.0	$32.1
2026	1,965.4	238.0	14.7
2027	1,815.4	238.0	156.4
2028	1,436.6	238.7	433.9
2029	1,277.1	238.0	686.0
Thereafter	5,061.4	3,032.6	6,929.2
	$13,650.4	$4,223.3	$8,252.3
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
The Company lengthened and diversified the maturity profile of its debt and diversified its sources of capital, including through innovative export credit agency (ECA) backed lease financings, bi-lateral lease financings with Chinese leasing houses and multiple notes issuances in the U.S., as well as long duration secured notes issued to life insurance investors. This supported the Company’s initiative to successfully achieve committed financings for its newbuild vessels program. In conjunction with its newbuild strategy and associated debt financing, the Company has dramatically increased its long-term gross contracted cash flows, primarily through increasing charter lengths for its existing containership fleet and acquiring attractive second-hand containership assets coupled with long-term charter contracts.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic and value-additive opportunities within the Maritime business to diversify and strengthen cash flow drivers.
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
Borrowings, Including Reconciliation of Long-term Debt to Total Borrowing and Operating Borrowing
The following table summarizes our borrowings:

(in millions of U.S. dollars)	As of December 31,		Change
	2024	2023	$	%
Long-term debt:
Revolving credit facilities	$—	$320.0	$(320.0)	(100.0)%
Term loan credit facilities	1,071.7	1,175.6	(103.9)	(8.8)%
Senior Unsecured Notes	802.4	828.1	(25.7)	(3.1)%
Senior Unsecured Exchangeable Notes	—	—	—	0.0%
Senior Secured Notes	1,000.0	1,000.0	—	0.0%
Deferred financing fees on long term debt	(26.8)	(32.9)	6.1	(18.5)%
Long term debt	2,847.3	3,290.8	(443.5)	(13.5)%

Other financing arrangements	7,751.8	4,656.5	3,095.3	66.5%
Deferred financing fees on other financing arrangements	(84.1)	(52.7)	(31.4)	59.6%
Other financing arrangement	7,667.7	4,603.8	3,063.9	66.6%

Finance leases	409.4	66.5	342.9	515.6%

Total deferred financing fees on long-term debt and other financing arrangement	110.9	85.6	25.3	29.6%
Total borrowings(1)	11,035.3	8,046.7	2,988.6	37.1%
Vessels under construction	(605.4)	(1,315.0)	709.6	(54.0)%
Operating borrowings(1)	$10,429.9	$6,731.7	$3,698.2	54.9%
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
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s debt-to-asset ratio was 64.3% as of December 31, 2024 compared to 58.7% at December 31, 2023.
The consolidated weighted average interest rate for December 31, 2024 was 6.15% compared to 6.85% at December 31, 2023. The weighted average interest rates for the vessel leasing segment, and Atlas Corp. (on an unconsolidated basis) were 6.14%, and 7.13%, respectively, for the year ended December 31, 2024 (December 31, 2023: 6.85%, and 7.13%, respectively).
We anticipate that market uncertainty surrounding quantitative tightening and interest rates intended to combat inflation may continue to cause volatility in the equity and credit markets near-term, impacting the pricing of our traded securities and potential new issuances, notwithstanding strong and stable underlying performance and asset values.
Credit Facilities
The Company’s credit facilities are primarily secured by assets, including first-priority mortgages granted on 50 of its vessels, together with other related security.
As of December 31, 2024, the Company had $1.1 billion principal amount outstanding under its term credit facilities. As of December 31, 2024, a total of nil was drawn under our two outstanding revolving credit facilities, of which a total of $700.0 million was available.
On a consolidated basis as of December 31, 2024, scheduled principal repayments on our credit facilities were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered
2025	$103.9	$—	$103.9	—	$—
2026	103.9	—	103.9	—	—
2027	103.9	—	103.9	—	—
2028	53.7	390.3	444.0	—	—
2029	8.8	302.8	311.6	—	—
2030	4.4	—	4.4	2	155.3
2031	—	—	—	—	—
2032	—	—	—	—	—
2033	—	—	—	—	—
2034	—	—	—	—	—
Thereafter	—	—	—	48	2,893.1
Total	$378.6	$693.1	$1,071.7	50	$3,048.4
Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered “failed-sales”. This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of December 31, 2024, the Company has 92 vessels financed under these sale-leaseback financing arrangements. As of December 31, 2024, these arrangements provided for borrowings of approximately $7.8 billion.
On a consolidated basis as of December 31, 2024, scheduled repayments on our other financing arrangements were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due(1) on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered (2)(3)
2025	$493.5	$—	$493.5	—	$—
2026	490.8	—	490.8	—	—
2027	504.6	—	504.6	—	—
2028	513.2	—	513.2	—	—
2029	502.8	48.8	551.6	4	225.8
2030	472.3	301.5	773.8	9	750.8
2031	456.1	43.7	499.8	—	—
2032	461.4	263.2	724.6	—	—
2033	469.9	420.2	890.1	1	80.2
2034	429.7	732.4	1,162.1	24	2,256.4
Thereafter	603.3	544.4	1,147.7	54	5,607.0
Total	$5,397.6	$2,354.2	$7,751.8	92	$8,920.2
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Excludes newbuild vessels that had not been delivered at December 31, 2024.
(3)Includes unencumbered vessels that are included in the balance sheet as “Vessels” and as “Net Investment in Lease”.
Notes
As of December 31, 2024, we had an aggregate of $1.8 billion outstanding under notes, $0.8 billion of which was unsecured, with the remaining $1.0 billion secured by containerships. We expect to continue to access the debt capital markets and issue additional series of notes similar to those described below, the proceeds of which may be used to repay other indebtedness, for capital expenditures, or for other general corporate purposes. The Company’s notes outstanding during 2024 are summarized below.

7.125% 2027 Atlas Notes
As of December 31, 2024, we had $52.4 million outstanding under the Atlas Notes which were issued in May 2021 pursuant to an exchange of Atlas Notes for Seaspan’s then outstanding, substantially similar 7.125% senior unsecured notes due 2027. The Atlas Notes are callable at par plus accrued and unpaid interest, if any, at any time after May 2023. In the event of certain changes in withholding taxes, at our option, we may redeem the notes, in each case in whole, but not in part, at a redemption price equal to 100.0% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as defined in the Atlas Notes, which definition did not include the Merger), each holder of such notes will have the right to require us to purchase all or a portion of such holder’s notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.
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
Blue Transition 5.50% 2029 Notes
As of December 31, 2024, we had $750.0 million outstanding under our 5.5% 2029 Notes. The 5.5% 2029 Notes were issued in July 2021, bear interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022, and mature in 2029. The blue transition structure includes designated uses of proceeds for carbon mitigating projects, and were developed to align with the Company’s sustainability efforts.
Senior Secured Notes
As of December 31, 2024, we had $1.0 billion outstanding under our Senior Secured Notes. In 2021, $500.0 million of the notes were issued pursuant to a U.S. private placement with life insurance companies and comprise four series. The Series A, Series C and Series D Senior Secured Notes, totaling $450.0 million, were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B Senior Secured Notes, totaling $50.0 million, were issued in August 2021, with an interest rate of 3.91%, and mature in 2031. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
In May 2022, Seaspan entered into a note purchase agreement to issue $500.0 million of Senior Secured Notes in a U.S. private placement and comprise three series, each ranking pari passu with Seaspan’s existing and future portfolio vessel financing program. The Series A, Series B and Series C Senior Secured Notes were issued in August 2022, with interest rates ranging from 5.15% to 5.49% and maturities from September 2032 to September 2037. The Senior Secured Notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
Operating Lease
As of December 31, 2024, there was one vessel under an operating lease arrangement and under this arrangement, the Company may purchase the vessel for a predetermined purchase price. As of December 31, 2024, the total commitment for the operating lease arrangement, excluding the purchase option, is approximately $63.5 million from 2025 to 2029. As at December 31, 2024, the purchase option price was $61.6 million for the one vessel, and if exercised, such purchase will be completed in November 2026. If exercised, the term of the operating lease will shorten, and the amount paid by the Company under the operating lease (excluding the purchase option price) will be less than the total commitment outlined below.
Finance Leases
During the year ended December 31, 2024, the Company exercised its options to purchase seven vessels and each lease has been reassessed as a financing lease for the remainder of the lease term until the purchase option is completed at the respective predetermined purchase price for each vessel.

As at December 31, 2024, the total remaining commitments related to financial liabilities of these vessels were approximately $422.4 million including imputed interest of $13.0 million repayable through 2025.
Capital Commitments
As of December 31, 2024, the Company had 37 newbuild vessels under construction (December 31, 2023 – 40 vessels). Please refer to note 21 in our financial statements for the year ended December 31, 2024, contained herein, for the outstanding commitments related to the remaining installment payments.
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
The Company’s credit, lease and other financing arrangements also contain certain financial covenants, including, among others, covenants requiring the relevant entities to maintain minimum tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt to assets ratios, as defined. Seaspan’s 5.5% 2029 Notes contain incurrence-based covenants which may subject us to additional specified limitations, including limitations on dividend payments in excess of a specified amount, subject to a specified calculation which may increase or decrease over time. To the extent the Company is unable to satisfy the requirements under its credit facilities and lease and other financing arrangements, the Company may be unable to borrow additional funds under the facilities, and if it is not in compliance with specified financial ratios or other requirements under our credit, lease and other financing arrangements or our Notes, we may be in breach of the facilities and lease and other financing arrangements or our Notes, which could require us to repay outstanding amounts. We may also be required to prepay amounts under our credit facilities, operating leases, other financing arrangements, or our Notes if we experience a change of control, and may also result in financial penalties. We were in compliance with these covenants as at December 31, 2024.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in millions of U.S. dollars)	2024	2023
Net cash flows from operating activities from continuing operations	$1,514.9	$939.8
Net cash flows from operating activities from discontinued operations	34.7	84.0
Net cash flows used in investing activities from continuing operations	(3,322.7)	(2,948.9)
Net cash flows used in investing activities from discontinued operations	413.4	7.6
Net cash flows from financing activities from continuing operations	2,339.2	2,116.3
Net cash flows from financing activities from discontinued operations	(1.1)	(101.9)
Operating Cash Flows
Net cash flows from operating activities were $1,514.9 million for the year ended December 31, 2024, an increase of $575.1 million compared to 2023. The increase in net cash flows from operating activities for the year ended December 31, 2024, compared to the prior year, was primarily due to net cash flows from the full year impact of 22 vessels delivered in 2023 and the delivery of 35 newbuild vessels in the year, offset by the impact of two vessel sales.
For further discussion of changes in revenue and expenses, please read “Financial Results Summary.”
Investing Cash Flows
Net cash flows used in investing activities were $3,322.7 million for the year ended December 31, 2024, an increase of $373.8 million compared to 2023. The increase in cash used was primarily due to the increase in expenditures related to installments on vessels under construction and an decrease in proceeds from vessel sales in the year ended December 31, 2024, compared to the same period in 2023.
Financing Cash Flows
Net cash flows from financing activities were $2,339.2 million for the year ended December 31, 2024, compared to net cash flows from financing activities of $2,116.3 million in 2023. This represents a net increase of $222.9 million in cash flows from financing activities for the year ended December 31, 2024, compared to 2023. The increase was primarily due to proceeds received from long-term debt and other financing arrangements related to newbuild financing as well as the redemption of the Series I preferred shares, offset by repayments.
Ongoing Capital Expenditures and Dividends
The average age of the vessels in our operating fleet is approximately seven years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the year ended December 31, 2024, we completed 11 dry-dockings, compared to 44 dry-dockings in 2023.
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
The following dividends were paid or accrued for the periods indicated:

	Year Ended December 31,
(in millions of USD, except per share amounts)	2024	2023

Dividends on common shares
Paid in cash	$152.3	$148.0
Reinvested in common shares through our dividend reinvestment plan	—	0.1
	$152.3	$148.1
Dividends on preferred shares
Paid in cash	$48.9	$60.9
For more information on our dividend policy, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy.”

For 2024, dividends on our Series D, H, and J preferred shares accrued at rates per annum of 7.95%, 7.875% and 7.0%, respectively.
C.Research and Development, Patents and Licenses
Not applicable.
D.Trend information
See Item 5 “Operating and Financial Review and Prospects” for information on the following trend information:
a.“Recent Developments in 2024 and 2025” for detail on recent material events;
b.“Market Conditions” for information on the containership leasing;
c.“Impact of the Middle East Conflict and Red Sea Attacks” for information on how these conflicts may impact our business;
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
Useful lives property, plant and equipment
Vessels
The carrying value of each of our vessels represents its original cost at the time of delivery or purchase, including acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage, less accumulated depreciation. We depreciate our vessels using the straight-line method over their estimated useful lives, net of the expected salvage value. Second-hand vessels are depreciated from their date of acquisition over their remaining estimated useful life. We review the estimate of our vessels’ useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. We estimate that the useful life of the vessels will be 30 years from the date of initial completion. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.
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
For the year ended December 31, 2024 and December 31, 2023, based on our analysis, we have not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable and accordingly, no impairment was recorded.
Under current market conditions for our vessel leasing segment, we intend to continue to hold and operate our core vessels and we may choose to sell vessels from time to time based on market conditions and available opportunities. Time charter rates reached record highs in 2022 and although they have since decreased, charter rates remain above historical levels. Future time charter rates impact our average estimated daily time charter rate used in future impairment analyses and if this average rate declines, this may result in estimated undiscounted future operating net cash flows being less than the carrying value of certain of our Panamax-size vessels or below and may require us to recognize non-cash impairment charges in the future equal to the excess of the impacted vessels’ carrying value over their fair value. The determination of the fair value of vessels will depend on various market factors and our reasonable assumptions at that time, including time charter rates, operating expenses, capital expenditures, inflation, fleet utilization, residual value, remaining useful life and discount rates. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current assumptions, which may differ materially from period to period.
The following table presents information with respect to the carrying amount of the vessels owned by us and indicates whether their estimated charter-free market values are below their carrying values as of December 31, 2024. The charter-free valuations assume that our vessels are in good and seaworthy condition without need for repair, and, if inspected, they would be certified in class without notations of any kind. Because vessel values can be highly volatile, these charter-free valuations may not be indicative of either the current or future prices that we could achieve if we were to sell any of the vessels. We would not record an impairment charge for any vessels for which the charter-free market value is below its carrying value unless we determine that the vessel’s carrying amount is not recoverable. For those vessels that have carrying values in excess of their charter-free market values as of December 31, 2024, we have not identified any events or changes in circumstances indicating that the carrying amount may not be recoverable. Accordingly, we have not recorded an impairment charge related to those vessels as of December 31, 2024.

Vessel Class (TEU)	Vessel carrying value at December 31,
(table in millions of U.S. dollars)	2024 (1)	2023
2,500-3,500	$211.4	$203.8
4,250-5,100	646.2	693.9
7,000	2,372.7	498.9
8,100 - 9,600 (2)	1,110.3	1,165.1
10,000-11,000	1,560.0	1,616.9
11,800-13,100	1,953.6	2,028.0
14,000 - 15,500	4,003.1	2,857.2
Total	$11,857.3	$9,063.8

(1) As at December 31, 2024, 27 vessels have a lower charter-free market than its carrying value. The aggregate carrying value of these 27 vessels is $2.0 billion and the estimated charter-free market value is $1.6 billion. Although the charter-free market values are lower than the carrying values of the vessels, we expect the difference would be less using charter-attached values since the majority of those vessels are on long-term time charters.
(2) Includes two vessels classified as asset held for sale.
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
Our goodwill of $75.3 million from our January 2012 acquisition of Seaspan Management Services Limited, allocated to the vessel leasing segment was tested for impairment on November 30, 2024. We have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit, is less than its carrying amount, including goodwill. Alternatively, we may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment.
On November 30, 2024, we performed a qualitative assessment to identify potential impairment. We evaluated factors that would impact the discounted cash flow, including the time charter rates, vessel utilization rates, ship operating expenses, operating life of our vessels, the inflation rate and our cost of capital and concluded that our goodwill was not impaired. The amount, if any, and timing of any goodwill impairment charges that we may recognize in the future will depend upon then current assumptions, which may differ materially from those used on November 30, 2024.
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

Item 6.     Directors and Senior Management
A.Directors and Senior Management
Our directors and executive officers as of February 28, 2025, and their ages as of December 31, 2024, are listed below.

Name	Age	Position
David Sokol	68	Director and Chairman of the Board of Directors
Bing Chen	58	Director, President, Chief Executive Officer, Interim Chief Financial Officer
Lawrence Simkins	63	Director
Torsten Holst Pedersen	54	Chief Operating Officer
Kun Li	40	Chief Commercial Officer
Stefan Hockley	53	Chief Human Resources Officer
Peter Jackson	58	Chief Technology Officer
Krista Yeung	44	Vice President, Accounting
Peter Li	41	General Counsel
David Sokol. David Sokol was appointed as a director and chairman of the Company in November 2019 and serves as a director and chairman of Poseidon Corp. Mr. Sokol also served as a director and chairman of Seaspan from 2017 to 2020. Mr. Sokol is a member of the audit committee. Mr. Sokol has founded three companies in his career to date, taken three companies public and as Chairman and CEO of MidAmerican Energy Holdings Company, he sold the company to Berkshire Hathaway, Inc. in 2000. Mr. Sokol continued with Berkshire Hathaway, Inc., until he retired in March 2011, when he left in order to manage his family business investments, Teton Capital, LLC, as Chairman and CEO. Teton Capital, LLC is headquartered in Fort Lauderdale, Florida and is a family holding company which oversees investments in the banking, manufacturing, consumer products, energy, real estate and technology businesses. Mr. Sokol is a member of the board of directors of the Horatio Alger Association of Distinguished Americans. Over Mr. Sokol’s 40 year career, he has chaired five corporate boards and over a dozen charitable or community boards. David Sokol’s business philosophy, based upon vision, strategy and six operating principles, is described in a book he authored in 2008, Pleased But Not Satisfied. It is a simple business model with a definite focus on developing future leaders.
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
Lawrence Simkins. Lawrence Simkins was appointed as a director of Atlas Corp. in November 2019 and is chair of the audit committee. Mr. Simkins also serves as a director of Poseidon Corp. and served as a director of Seaspan from April 2017 to March 2020. In May 2024, Mr. Simkins was elected to the Board of Lowe’s Companies, Inc. (NYSE:LOW). He serves on the Sustainability and Nominating and Governance Committees at Lowe’s. From 2001 to his retirement in September 2022, Mr. Simkins was President and CEO of The Washington Companies, an affiliate of Seaspan’s second largest shareholder, providing enterprise-wide leadership and strategic direction by also serving on the board of directors of each individual company. The Washington Companies consist of privately owned companies and select public company investments in the sectors of rail and marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products. Mr. Simkins is a former director of the Federal Reserve Bank of Minneapolis, completing his second term in December of 2016. Mr. Simkins currently serves on the Board of Trustees of Gonzaga University and the National Executive Board of the Boy Scouts of America. He is a certified public accountant (inactive), and received a B.S., Business Administration (Accounting) from the University of Montana.

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
Stefan Hockley. Stefan Hockley is Chief Human Resources Officer of Seaspan Corporation. Mr. Hockley has over 20 years of leadership experience in senior international People & Culture roles with employee bases in North America, Europe and Asia Pacific. Prior to joining Seaspan, Mr. Hockley was Vice President, Global Human Resources for 6 years at Sierra Wireless Inc,. a global leader in IoT products and services with 1,500 global employees in 12 locations where he was responsible for both Human Resources and Facilities. Previously, Mr. Hockley spent 11 years at Ballard Power Systems, a global provider of hydrogen fuel cell products and systems, in progressive Human Resources roles. Mr. Hockley has a bachelor’s degree in economics from Lancaster University in UK and holds the Certified Human Resources Professional designation.
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
Peter Jackson. Peter Jackson was appointed as the Company’s Chief Technology Officer in 2025, and prior to that was Senior Vice President, Assets & Technology from February 2022. Mr. Jackson is a seasoned technical executive with over 30 years of experience. Since 2001, he has served in various roles within Seaspan, including Chief Engineer, Newbuild Project Manager, Director, Projects & Technology and Vice President, Projects, Technology and Technical Services. Prior Seaspan Mr. Jackson spend 11 years with Safmarine progressing from Engineer Cadet to Chief Engineer and 2 years with Lloyds Register as a Marine Surveyor. He is a certified Marine Chief Engineer (SAMSA), graduated with a Bachelor of Technology in Mechanical Engineering from Peninsular University in Cape Town, and MBA from Middlesex University in London. Mr. Jackson is registered with the Engineering Council UK as an Incorporated Engineer (IEng) and Incorporated Marine Engineer (IMarEng). He is a Fellow of the Institute of Marine Engineering, Science and Technology UK.
Peter Li. Peter Li is General Counsel and Corporate Secretary of the Company and also serves as General Counsel and Corporate Secretary of Seaspan. Mr. Li’s prior positions since joining Seaspan in September 2019 include Head of Legal, Associate General Counsel and Corporate Counsel. Prior to joining the Company, Mr. Li practiced in the areas of corporate commercial law, mergers & acquisitions, and financings in the Vancouver and Hong Kong offices of DLA Piper, an international law firm. Mr. Li was called to the bar in Alberta, Canada in 2010 and is licensed to practice law in British Columbia, Canada. Mr. Li holds a Juris Doctor from the University of Alberta and a Bachelor of Science from the University of British Columbia.
B.Compensation
Compensation of Directors and Officers
In 2024, none of the members of the Board received compensation from the Company.
Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for reasonable out-of-pocket expenses incurred while attending any meeting of our board of directors or any committee.

For services during the year ended December 31, 2024, Atlas directors and management (12 persons) received aggregate cash compensation of approximately $9.0 million. We do not have a retirement plan for members of our management team or our directors.
Employment Agreements with Senior Management
Mr. Bing Chen serves as President & Chief Executive Officer of Atlas Corp. and each of its portfolio companies pursuant to an executive employment agreement between Mr. Chen and Seaspan Corporation, initially entered into in October 2017 and most recently amended and restated in June 2020, with an effective date of January 1, 2021. Executive officers of the Company other than Mr. Chen, including Mr. Torsten Pedersen, Peter Li, Kun Li, Stefan Hockley, Peter Jackson and Ms. Krista Yeung, have employment arrangements with Seaspan Ship Management Ltd., a wholly owned subsidiary of the Company.
Equity Incentive Plan
Following the closing of the Merger, no additional equity compensation has been granted, and the Company no longer maintains any equity incentive plan.
C.Board Practices
General
As of February 28, 2025, the board of directors consisted of three members. Each member of our board is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has been qualified. The chairman of our board of directors is David Sokol.
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
Under the listing standards of the NYSE and the Nasdaq listing rule, as the Company has only preferred shares and debt securities listed for trading, the Company is not subject to other corporate governance requirements, including the requirement to have a compensation committee or a nominating/corporate governance committee comprised of directors who are independent under the listing standards of the NYSE and the Nasdaq listing rules.
During the year ended December 31, 2024, the board of directors held three meetings, the audit committee held four meetings.
The audit committee of the board is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. From March 28, 2023 onwards, the audit committee has been comprised of Lawrence Simkins (Chair) and David Sokol, who are considered independent directors under the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All current members of the committee are financially literate, and our board of directors has determined that Mr. Simkins qualifies as an audit committee financial expert. The audit committee assists our board of directors in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence; (4) the performance of our internal audit function and independent auditors; and (5) potential conflicts and related party transactions.
Following the Merger, the Company no longer has any other committees.
Exemptions from NYSE and Nasdaq Stock Market Corporate Governance Rules
As a foreign private issuer with no common shares listed on the NYSE and only notes listed on the Nasdaq Stock Market, we are exempt from most corporate governance rules that apply to U.S. domestic companies under NYSE listing standards and the Nasdaq listing rules.

Unlike domestic companies listed on the NYSE and Nasdaq, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. Our board of directors has determined that all of our directors, other than Bing Chen, satisfy the NYSE’s and Nasdaq’s independence standards for domestic companies.
D.Employees
As of December 31, 2024, we employed approximately 7,100 employees (2023 – 6,400, 2022 – 6,200) on a consolidated basis. Seaspan had approximately 6,700 seagoing staff (2023 – 6,000, 2022 – 5,600) serve on the vessels that we manage and approximately 350 staff (2023 – 300, 2022 – 300) serve on shore in technical, commercial and administrative roles in Canada, Hong Kong and India. APR Energy had approximately 60 (2023 - 85) employees serving at the various plant sites serving in technical, commercial and administrative roles in various locations in the US.
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
Fairfax Warrant Exercise and Dividend Payments
In January 2023, Fairfax exercised warrants to purchase 6.0 million common shares of Atlas for gross aggregate proceeds of $78.7 million. Following this exercise, Fairfax has no outstanding warrants.
During the year ended December 31, 2024, Company $21.0 million of dividends on the Series J Preferred Shares held by Fairfax.
Purchase and sale of vessels to ONE or related parties of ONE
In 2023, we completed the purchase of two 8,100 TEU vessels from one of the joint owners of ONE, a shareholder of Poseidon. We also sold one 4,250 TEU vessel to ONE and we continue to manage the ship operations of the vessel.
Newbuild transaction with ONE
In August 2024, the Company entered into shipbuilding contracts for the construction of six 13,000 TEU newbuild containership vessels. Five of these contracts were immediately novated to ONE in September 2024.
Formation of ONESEA Solutions Pte. Ltd.
In September 2024, the Company entered into an agreement with ONE to form ONESEA. ONESEA provides ship management services for vessels owned by ONE and vessels chartered by ONE from vessel owners (including vessels owned by the Company). After receipt of regulatory approval, the Company completed its investment in ONESEA in November 2024. Upon completion of the investment, the Company and ONE each owned 50% of the common shares of ONESEA.

Pursuant to a ship management agreement, the Company previously managed the ship operations of two vessels for ONE. In September 2024, the management of the ship operations of these vessels was transferred to ONESEA. As of December 31, 2024, ONESEA managed two of the Company’s vessels.
In September 2024, the Company entered into a crewman agreement with ONE to provide crew management services for certain vessels managed by ONESEA.
Charter Extension with ONE
On January 30, 2025, the Company and ONE agreed to extend the charter period on 27 container vessels currently chartered to ONE.
Transactions with ZEJV
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with ZE JV.
During the year ended December 31, 2024, the Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades.
Poseidon Acquisition of Atlas
For additional information, please read “Item 4. Information on the Company—B. Business Overview—Poseidon Acquisition of Atlas”. During the years ended December 31, 2024 and 2023, Atlas declared dividends of $152.4 million and $124.7 million to Poseidon, respectively.
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
(e) Amendment No. 1 to the Agreement and Plan of Merger, dated December 31, 2019, by and among Seaspan Corporation, Atlas Corp. and Seaspan Holdco V Ltd., previously filed as Exhibit 2.2 to Atlas Corp.’s Amendment No. 1 to Registration Statement on Form F-4, filed with the SEC on December 31, 2019.
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
(ee) Asset Purchase Agreement, dated November 19, 2024, by and among Sawgrass Buyer LLC, as buyer and Atlas Corp. and certain subsidiaries of Atlas Corp., collectively as sellers.
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
Interest Rate Risk
As of December 31, 2024, our variable-rate credit facilities totaled $1.1 billion, of which we had entered into six interest rate swap agreements to fix the rates on a notional principal amount of $1.1 billion. These interest rate swaps mature between 2025 and 2032 and have a fair value of $97.4 million in our favor, on a net basis. Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of December 31, 2024, these financial instruments are in our favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of December 31, 2024. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.
Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from or pay collateral to these institutions. We do not hold and will not issue interest rate swaps for trading purposes.
The tables below provide information about our financial instruments at December 31, 2024 that are sensitive to changes in interest rates. Please see note 12 – “Long term debt”, note 13 – “Operating lease liabilities”, note 14 – “Finance lease liabilities” and note 15 – “Other financing arrangements” to our consolidated financial statements included in this Annual Report, which provides additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
In Millions of USD	2025	2026	2027	2028	2029	Thereafter	Total
Credit facilities(1)	$103.9	$103.9	$103.9	$444.0	$311.6	$4.4	$1,071.7
Vessel Operating Leases(2)	13.8	14.1	15.4	14.4	5.8	0.0	63.5
Vessel Finance Leases(3)	409.4	—	—	—	—	—	409.4
Sale-Leaseback Facilities(4)	493.5	490.8	504.6	513.2	551.6	5,198.1	7,751.8
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
Based on the foregoing, the chief executive officer and interim chief financial officer of Atlas has concluded that, as of December 31, 2024, the end of the period covered by this Annual Report, Atlas’s disclosure controls and procedures were effective.
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
Management evaluated the effectiveness of Atlas’s internal control over financial reporting as of December 31, 2024 using the framework set forth in the 2013 report of the Treadway Commission’s Committee of Sponsoring Organizations.

Based on the foregoing, management has concluded that Atlas’s internal control over financial reporting was effective as of December 31, 2024.
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
Item 16C.    Principal Accountant Fees and Services
Our principal accountant for 2024 was KPMG LLP, Chartered Professional Accountants, Vancouver, BC, Canada, Auditor Firm ID:85.
In 2024 and 2023, the fees billed and accrued to us by the accountants for services rendered were as follows:

(in millions of USD)	2024	2023
Audit Fees	$2.2	$3.0
Tax Fees	2.5	1.2
	$4.7	$4.2
Audit Fees
Audit fees for 2024 include fees related to our annual audits for Atlas and certain wholly owned subsidiaries, quarterly reviews for Atlas and Seaspan Corporation, and accounting discussions. The 2024 fees also include audit related fees for limited assurance reports related to our sustainability linked financings.
Audit fees for 2023 include fees related to our annual audit, quarterly reviews, and accounting discussions. The 2023 fees also include audit related fees for various registration statements, securities offerings and limited assurance reports related to our sustainability linked financings. The fees for 2023 include the audits of certain wholly owned subsidiaries and quarterly reviews for Seaspan Corporation.
Tax Fees
Tax fees for 2024 and 2023 were primarily for tax consultation services related to general tax consultation services and tax compliance, including preparation of corporate income tax returns.
The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2024 and 2023.

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
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Company’s insider trading policy is included as Exhibit 11.1 to this Annual Report.
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
Our Vice President, Information Technology, with support from the cybersecurity team, is responsible for assessing and managing cybersecurity risks. The Vice President, Information Technology, routinely reports to the audit committee on cybersecurity risks and risk mitigation updates, as well as any cybersecurity incidents. Our Cybersecurity Manager reports to the Vice President, Information Technology, and leads our in-house cybersecurity team which is augmented by a managed security operations center (SOC) that monitors for cybersecurity events and incidents to proactively defend against cybersecurity threats. Our Cybersecurity Manager has over 15 years of information technology systems and infrastructure, and cybersecurity experience working for large companies in various industries. Our Cybersecurity Manager also holds an Honors Bachelor of Technology degree in Informatics and Security and has various industry-leading certificates in information technology infrastructure cybersecurity. We have established a cybersecurity incident response plan that sets forth clear protocols and related responsibilities, and is incorporated into the managed SOC platform. An incident response team, comprised of our information technology, legal, corporate communications and investor relations departments, and external technical experts, will execute the incident response plan should a cybersecurity incident occur.

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

1.6	Specimen of Share Certificate of Atlas Corp. (incorporated herein by reference to Exhibit 4.1 to Atlas Corp’s Form 6-K (File No. 001-39237), furnished to the SEC on February 27, 2020).

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

Exhibit Number	Description

1.9
Specimen of Share Certificate of 7.00% Cumulative Redeemable Perpetual Preferred Shares—Series J of Atlas Corp. (incorporated herein by reference to Exhibit 1.2 to Atlas Corp's Form 6-K (File No. 001-39237), furnished to the SEC on June 14, 2021).

2.2
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, incorporated herein by reference to Exhibit 2.2 to Atlas Corp.'s Form 20-F (File 333-229312), filed with the SEC on March 14, 2024.

4.0	Form of Indemnification Agreement between Atlas Corp. and its directors and officers (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 20-F, filed with the SEC on April 13, 2020).

4.1
Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of May 4, 2007 (incorporated herein by reference to Exhibit 99.1 to Seaspan Corporation’s Form 6-K/A (File No. 001-32591), furnished to the SEC on October 10, 2007).

4.2
Amendment to Amended and Restated Management Agreement among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd. dated as of August 5, 2008 (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 20-F (File No. 001-32591), filed with the SEC on March 30, 2011).

4.3
Agreement and plan of merger, dated as of March 13, 2018, by and among Seaspan Corporation, Seaspan Investments III LLC, Greater China Intermodal Investments LLC and Greater China Industrial Investments LLC (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Report of Foreign Private Issuer on Form 6-K (File No. 001-32591), furnished to the SEC on March 14, 2018).

4.4
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

4.5
Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein (incorporated by reference to Exhibit 4.1 to Seaspan Corporation’s Form 6-K (File No. 001-32591), furnished to the SEC on February 10, 2020).

4.6
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

4.7
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

4.8
Indenture, dated March 19, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form F-4 (File No. 333-254537), filed with the SEC on March 19, 2021).

4.9
Agreement and Amendment No. 3 to Acquisition Agreement, dated as of April 30, 2021, among Atlas Corp., Apple Bidco Limited and Fairfax Financial Holdings Limited, in its individual capacity and in its capacity as Seller Representative (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 333-229312), furnished to the SEC on May 4, 2021).

4.10
First Supplemental Indenture, dated May 17, 2021, between Atlas Corp. and The Bank of New York Mellon, as trustee, incorporated herein by reference to Exhibit 4.35 to Atlas Corp.’s Form 20-F (File 333-229312), filed with the SEC on March 24, 2021.

4.11
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

Exhibit Number	Description

4.12
Subscription and Exchange Agreement, among Atlas Corp., Seaspan Corporation and the other signatory parties thereto, dated June 11, 2021 (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on June 14, 2021).

4.13
Indenture, dated as of July 14, 2021, by and between Seaspan Corporation and The Bank of New York Mellon, as trustee (including form of 5.50% Blue Transition Senior Notes due 2029) (incorporated herein by reference to Exhibit 4.1 to Atlas Corp.’s Form 6-K (File No. 001-39237), furnished to the SEC on July 14, 2021).

4.14
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

4.15
Agreement and Plan of Merger, dated as of October 31, 2022, by and among Atlas Corp., Poseidon Acquisition Corp and Poseidon Merger Sub, Inc. (incorporated herein by reference to Exhibit (d)(1) to Atlas Corp.'s Schedule 13E-3/A (File No. 005-91452), furnished to the SEC on January 9, 2023).

4.16
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

4.17
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

4.18
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

4.19*	Asset Purchase Agreement, dated November 19, 2024, by and among Sawgrass Buyer LLC, as buyer and Atlas Corp. and certain subsidiaries of Atlas Corp., collectively as sellers.

8.1*	Subsidiaries of Atlas Corp.

11.1*	Atlas Corp. Policy for Insider Trading

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Atlas Corp.’s Chief Executive Officer.

13.1**	Atlas Corp. Certification of Bing Chen, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97	Atlas Corp. Policy for the Recovery of Erroneously Awarded Compensation filed with the SEC on March 14, 2024.

101
The following financial information from Atlas Corp.’s Report on Form 20-F for the year ended December 31, 2024, formatted in Extensible Business Reporting Language (XBRL):
(a)Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023;
(b)Consolidated Statements of Operations for each of the years in the three-year period ended December 31, 2024;
(c)Consolidated Statements of Shareholder’s Equity for each of the years in the two-year ended December 31, 2024;
(d)Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2024;
(e)Notes to the Consolidated Financial Statements

_______________________________________
*Filed herewith
**    Furnished herewith

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Atlas Corp.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Atlas Corp. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cumulative redeemable preferred shares, and cash flows for each of the years in the three‑year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
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
Assessment of indicators of impairment for vessels
As discussed in Note 2(f) to the consolidated financial statements, property, plant and equipment that are held for use are evaluated for impairment when events or circumstances indicate that their carrying amounts may not be recoverable from future undiscounted cash flows. Examples of such events or changes in circumstances for vessels (“impairment indicators”) include, among others, a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use. The determination of whether impairment indicators exist requires significant judgment in evaluating underlying significant assumptions including charter rates, utilization rates, operating costs and current vessel market values. The Company has not identified any events or changes in circumstances indicating that the carrying amount of the assets may not be recoverable for the year ended December 31, 2024. As discussed in Note 7 and Note 9, the total carrying value of the Company’s vessels, including right-of-use vessels, was $12,237.6 million as of December 31, 2024.

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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control over the Company’s impairment indicator assessment process related to the identification and evaluation of indicators of impairment and underlying significant assumptions. We evaluated significant assumptions used in the Company’s evaluation by comparing current charter rates to existing customer contracts and estimates of future charter rates to third-party industry publications for vessels with similar characteristics. We evaluated the Company’s anticipated future utilization rates and operating costs assumptions by comparing to the Company’s historical utilization rates and operating costs including impacts of inflation. For utilization rates, we also compared anticipated supply and demand conditions that would impact utilization to third party industry publications. We evaluated the Company’s assessment of current market values of vessels by comparing to recent vessel purchases and third-party industry publications.
/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2000.
Vancouver, Canada
March 14, 2025

ATLAS CORP. Consolidated Balance Sheets (Expressed in millions of United States dollars, except number of shares and par value amounts) December 31, 2024 and 2023

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$1,366.3	$385.3
Accounts receivable	76.5	49.8
Inventories	35.2	29.2
Prepaid expenses and other	33.9	23.6
Asset held for sale (note 7)	89.7	21.4
Net investment in lease (note 6)	53.2	33.7
Derivative instruments - current (note 22(c))	—	2.2
Current assets - discontinued operations (note 23)	81.9	137.2
	1,736.7	682.4

Property, plant and equipment (note 7)	11,765.9	9,047.4
Vessels under construction (note 8)	605.4	1,315.0
Right-of-use assets (note 9)	480.3	434.8
Net investment in lease (note 6)	2,161.3	1,395.1
Goodwill (note 10)	75.3	75.3
Derivative instruments (note 22(c))	97.4	85.2
Other assets (note 11)	235.9	278.9
Long term assets - discontinued operations (note 23)	—	398.9
	$17,158.2	$13,713.0
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities (note 20)	$375.3	$299.4
Deferred revenue	75.6	70.9
Long-term debt - current (note 12)	103.6	129.4
Operating lease liabilities - current (note 13)	13.9	100.0
Finance lease liabilities - current (note 14)	409.4	66.5
Other financing arrangements - current (note 15)	491.7	298.5
Other liabilities - current (note 16)	—	1.4
Current liabilities - discontinued operations (note 23)	124.2	117.7
	1,593.7	1,083.8

Long-term debt (note 12)	2,743.7	3,161.4
Operating lease liabilities (note 13)	43.0	268.4
Other financing arrangements (note 15)	7,176.0	4,305.3
Derivative instruments (note 22(c))	—	1.3
Other liabilities (note 16)	398.2	163.5
Long term liabilities - discontinued operations (note 23)	3.1	16.5
Total liabilities	11,957.7	9,000.2

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2023 – 12,000,000) (note 18 (e))	296.9	296.9

Shareholders’ equity:
Share capital (note 18):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2023 – 150,000,000); 14,118,833 shares issued and outstanding (2023 – 14,118,833) Common shares; $0.01 par value; 400,000,000 shares authorized (2023 – 400,000,000); 204,328,277 shares issued and outstanding (2023 – 204,328,277)	1.9	1.9
Additional paid in capital	3,892.5	3,876.3
Retained earnings	1,025.3	554.8
Accumulated other comprehensive loss	(16.1)	(17.1)
	4,903.6	4,415.9
	$17,158.2	$13,713.0
Commitments and contingencies (note 21)
Subsequent events (note 24)
See accompanying notes to consolidated financial statements.

ATLAS CORP. Consolidated Statements of Operations (Expressed in millions of United States dollars) Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Revenue (note 4)	$2,300.1	$1,702.8	$1,543.0
Operating expenses:
Operating expenses	421.6	347.3	309.3
Depreciation and amortization	508.0	375.1	327.4
General and administrative	72.2	85.3	80.1
Operating leases (note 13)	56.4	116.7	120.2
(Gain) Loss on sale (note 7)	(2.6)	(3.7)	3.9
	1,055.6	920.7	840.9
Operating earnings	1,244.5	782.1	702.1
Other expenses (income):
Interest expense	636.1	368.6	223.2
Interest income	(18.9)	(11.1)	(5.9)
Loss on debt extinguishment (note 12)	3.5	8.9	4.6
Income from equity investment	(3.1)	(3.9)	(0.3)
Gain on derivative instruments (note 22(c))	(44.6)	(16.7)	(120.6)
Other expenses	7.4	19.8	23.7
	580.4	365.6	124.7
Net earnings from continuing operations before income tax	664.1	416.5	577.4
Income tax expense (note 17)	1.4	2.0	2.0
Net earnings from continuing operations	$662.7	$414.5	$575.4

Net earnings (loss) from discontinued operations (note 23)	$9.6	$(11.5)	$46.9

Net earnings	$672.3	$403.0	$622.3

See accompanying notes to consolidated financial statements.

ATLAS CORP. Consolidated Statements of Comprehensive Income (Expressed in millions of United States dollars) Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Net earnings	$672.3	$403.0	$622.3
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 22(c))	1.0	1.0	1.0
Comprehensive income	$673.3	$404.0	$623.3

See accompanying notes to consolidated financial statements.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2024, 2023 and 2022

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained Earnings / (Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2021, carried forward	12,000,000	$296.9	247,024,699	20,118,833	$2.1	$0.3	$3,526.8	$7.5	$(19.1)	$3,517.6
Impact of accounting policy change (note 2(s))	—	—	—	—	—	—	—	(5.1)	—	(5.1)
Adjusted balance, December 31, 2021	12,000,000	296.9	247,024,699	20,118,833	2.1	0.3	3,526.8	2.4	(19.1)	3,512.5
Net earnings	—	—	—	—	—	—	—	622.3	—	622.3
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Issuance of common shares from unissued acquisition related equity consideration	—	—	92,444	—	—	—	—	—	—	—
Exercise of Warrants (note 18(f))	—	—	25,000,000	—	0.3	—	201.0	—	—	201.3
Cancellation of Holdback Shares (note 5(a))	—	—	—	—	—	—	(27.3)	(4.9)	—	(32.2)
Issuance of common shares related to release of Holdback Shares (note 5(a))	—	—	2,749,898	—	—	—	—	—	—	—
Dividends on common shares	—	—	—	—	—	—	—	(137.6)	—	(137.6)
Dividends on preferred shares (Series D - $2.00 per share; Series H - $1.96 per share; Series I - $2.00 per share; Series J - $1.76 per share)	—	—	—	—	—	—	—	(60.8)	—	(60.8)
Shares issued through dividend reinvestment program	—	—	27,586	—	—	—	0.3	(0.4)	—	(0.1)
Share-based compensation expense (note 19)	—	—	6,670,845	—	0.1	—	23.4	(1.0)	—	22.5
Balance, December 31, 2022	12,000,000	$296.9	281,565,472	20,118,833	$2.5	$0.3	$3,724.2	$420.0	$(18.1)	$4,128.9

See accompanying notes to consolidated financial statements.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (Continued)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2024, 2023 and 2022

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings / (Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2022, carried forward	12,000,000	$296.9	281,565,472	20,118,833	$2.5	$0.3	$3,724.2	$420.0	$(18.1)	$4,128.9
Net earnings	—	—	—	—	—	—	—	403.0	—	403.0
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Issuance of common shares from unissued acquisition related equity consideration	—	—	727,351	—	—	—	—	—	—	—
Exercise of Warrants (note 18(f))	—	—	6,000,000	—	—	—	78.7	—	—	78.7
Settlement of Exchangeable Notes	—	—	—	—	—	—	(29.4)	—	—	(29.4)
Issuance / (redemption) of preferred shares (note 18)	—	—	—	(6,000,000)	—	(0.1)	(149.9)	—	—	(150.0)
Adjustment to share-based compensation (note 19)	—	—	—	—	—	—	(11.6)	—	—	(11.6)
Shares retired upon Merger and capital contribution from Poseidon (note 1)	—	—	(84,171,724)	—	(0.8)	—	246.5	—	—	245.7
Shares of Poseidon Merger Sub, Inc. becoming shares of Atlas Corp upon Merger	—	—	1,000	—	—	—	—	—	—	—
Dividends on common shares	—	—	—	—	—	—	—	(194.6)	—	(194.6)
Dividends on preferred shares (Series D - $2.49 per share; Series H - $2.45 per share; Series I - $2.00 per share; Series J - $2.20 per share)	—	—	—	—	—	—	—	(73.2)	—	(73.2)
Shares issued through dividend reinvestment program	—	—	6,178	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense (note 19)	—	—	200,000	—	—	—	17.7	(0.3)	—	17.4
Balance, December 31, 2023	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,876.3	$554.8	$(17.1)	$4,415.9

See accompanying notes to consolidated financial statement.

ATLAS CORP.
Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares (Continued)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Years ended December 31, 2024, 2023 and 2022

	Series J cumulative redeemable		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings/(Deficit)	Accumulated other comprehensive loss	Total shareholders’ equity
	preferred shares
	Shares	Amount
Balance, December 31, 2023, carried forward	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,876.3	$554.8	$(17.1)	$4,415.9
Net earnings	—	—	—	—	—	—	—	672.3	—	672.3
Other comprehensive income	—	—	—	—	—	—	—	—	1.0	1.0
Dividends on common shares	—	—	—	—	—	—	—	(152.4)	—	(152.4)
Dividends on preferred shares (Series D - $2.00 per share; Series H - $1.96 per share; Series J - $1.76 per share)	—	—	—	—	—	—	—	(48.9)	—	(48.9)
Share-based compensation expense (note 19)	—	—	—	—	—	—	16.2	(0.5)	—	15.7
Balance, December 31, 2024	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,892.5	$1,025.3	$(16.1)	$4,903.6

See accompanying notes to consolidated financial statement.

ATLAS CORP. Consolidated Statements of Cash Flows (Expressed in millions of United States dollars) Years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Cash from (used in):
Operating activities:
Net earnings from continuing operations	$662.7	$414.5	$575.4
Items not involving cash:
Depreciation and amortization	508.0	375.1	327.4
Change in right-of-use asset	48.3	92.2	98.1
Non-cash interest expense and accretion	49.2	29.2	18.6
Non-cash adjustment purchase option finance lease	4.1	30.1	—
Unrealized change in derivative instruments	(11.3)	19.5	(127.9)
Amortization of acquired revenue contracts	9.6	38.6	12.4
Loss on debt extinguishment	3.5	8.9	4.6
Income from equity investment	(3.1)	(3.9)	(0.3)
(Gain) loss on sale	(2.6)	(3.7)	3.9
Other	(9.9)	(18.7)	17.9
Change in other operating assets and liabilities (note 20)	256.4	(42.0)	(100.4)
Cash from operating activities from continuing operations	1,514.9	939.8	829.7
Cash from operating activities from discontinued operations (note 23)	34.7	84.0	26.6

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(3,345.0)	(2,997.0)	(1,219.5)
Receipt (Payment) on settlement of interest swap agreements	35.0	34.4	(12.7)
Gain on foreign currency repatriation	—	—	0.1
Other assets and liabilities	29.1	81.0	265.7
Capitalized interest relating to newbuilds	(41.8)	(67.3)	(46.2)
Cash used in investing activities from continuing operations	(3,322.7)	(2,948.9)	(1,012.6)
Cash from (used in) investing activities from discontinued operations (note 23)	413.4	7.6	(10.0)

Financing activities:
Repayments of long-term debt and other financing arrangements	(1,195.0)	(1,457.3)	(1,107.1)
Issuance of long-term debt and other financing arrangements	3,816.9	3,608.7	1,367.4
Capital contribution from Poseidon	—	245.7	—
Capped call settlement	—	25.3	—
Proceeds from exercise of warrants	—	78.7	201.3
Redemption of preferred shares	—	(150.0)	—
Payment of lease liabilities	(54.7)	(13.7)	(16.6)
Financing fees	(26.8)	(12.2)	(15.0)
Dividends on common shares	(152.3)	(148.0)	(119.3)
Dividends on preferred shares	(48.9)	(60.9)	(60.8)
Cash from financing activities from continuing operations	2,339.2	2,116.3	249.9
Cash used in financing activities from discontinued operations (note 23)	(1.1)	(101.9)	(119.4)
Increase in cash and cash equivalents from continuing operations	531.4	107.2	67.0
Increase (Decrease) in cash and cash equivalents from discontinued operations	447.0	(10.3)	(102.8)
Net increase (decrease) in cash and cash equivalents	$978.4	$96.9	$(35.8)
Cash and cash equivalents and restricted cash, beginning of year	387.9	291.0	326.8
Cash and cash equivalents and restricted cash, end of year from continuing and discontinued operations	$1,366.3	$387.9	$291.0
Supplemental cash flow information (note 20(b))

See accompanying notes to consolidated financial statements.

ATLAS CORP. Notes to Consolidated Financial Statements (Tabular amounts in millions of United States dollars, except per share amount and number of shares) Years ended December 31, 2024, 2023 and 2022

1.    General:
Atlas Corp. (the “Company” or “Atlas”), a Republic of the Marshall Islands corporation, owns, leases and operates a fleet of vessels through its wholly owned subsidiary Seaspan Corporation (“Seaspan”).
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
Atlas also owned, leased and operated power generation assets through its mobile power generation segment, APR Energy. On November 19, 2024, the Company (and certain of its subsidiaries) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which the Company agreed to sell to a third party purchaser and assume certain liabilities of the mobile power business including mobile gas turbines, balance-of-plant inventory and trademarks for an aggregate cash purchase price of $375,000,000 (“APR Asset Sale”). The APR Asset Sale closed on December 31, 2024 and APR Energy has been classified as a discontinued operation (note 23).
2.    Significant accounting policies:
(a)    Basis of preparation:
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the following accounting policies have been consistently applied in the preparation of the consolidated financial statements. Comparative periods in the consolidated financial statements have been recast to reflect discontinued operations.
(b) Principles of consolidation :
The accompanying consolidated financial statements include the accounts of Atlas Corp. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
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
Years ended December 31, 2024, 2023 and 2022

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
Years ended December 31, 2024, 2023 and 2022

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
For charters that are classified as direct financing leases or sales-type leases, the present value of minimum lease payments and any unguaranteed residual value are recognized as net investment in lease. The discount rate used in determining the present values is the interest rate implicit in the lease. The lower of the fair value of the vessel based on information available at lease commencement date and the present value of the minimum lease payments computed using the interest rate implicit specific to each lease, represents the price, from which the carrying value of the vessel and any initial direct costs are deducted in order to determine the selling profit or loss.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

2.    Significant accounting policies (continued):
(k)    Revenue (continued):
Vessel leasing revenue (continued)
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
Years ended December 31, 2024, 2023 and 2022

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
(o)    Share-based compensation:
The Company granted phantom share units, restricted shares, restricted stock units and stock options to certain of its officers, members of management and directors as compensation. Compensation cost was measured at the grant date fair values as follows:
•Restricted shares, phantom share units and restricted stock units were measured based on the quoted market price of the Company’s common shares on the date of the grant.
•Stock options were measured at fair value using the Black-Scholes model.
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
Years ended December 31, 2024, 2023 and 2022

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
•reported amounts of assets and liabilities;
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

2.    Significant accounting policies (continued):
(r)    Recently adopted accounting pronouncements:
Segment Reporting
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07-Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of: (i) significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss; (ii) an amount for other segment items by reportable segment and a description of its composition; and (iii) the title and position of the chief operating decision maker and an explanation of how the chief operating decision maker uses each reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. With adoption of ASU 2023-07, the Company has updated the segment disclosures in Note 3-Segment Reporting.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

2.    Significant accounting policies (continued):
(s)    Recent accounting pronouncements not yet adopted:
In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve the transparency of income tax disclosures and includes enhanced requirements on the rate reconciliation, including specific categories that must be disclosed, and provides a threshold over which reconciling items must be disclosed. The amendments in the update also require annual disclosure of income taxes paid, disaggregated by federal, state, and foreign taxes, as well as any individual jurisdictions in which income taxes paid is greater than 5% of total income taxes paid. This is effective for annual periods beginning after December 15, 2024 and should be applied prospectively although retrospective application is permitted. The Company is evaluating the guidance to determine the impact it will have on its consolidated financial statements.
In November 2024, FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (“ASU 2024-03”). The ASU requires entities to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization included in each relevant expense caption; as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The amendment also requires disclosure of the total amount of selling expense and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027 and early adoption is permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is evaluating the guidance to determine the impact it will have on its consolidated financial statements

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

3.    Segment reporting:
Following the APR Asset Sale that closed on December 31, 2024, as described in note 1, Atlas has one reportable segment, vessel leasing. The Company’s vessel leasing segment owns and operates a fleet of vessels which are chartered primarily pursuant to long-term, fixed-rate charters. As a result of the APR Asset Sale, the Company excluded the mobile power generation segment (which owned and operated a fleet of power generation assets) for accounting purposes on December 31, 2024 and for the comparative periods. Refer to note 23 for disclosure on discontinued operations.
The Company’s chief executive officer is the chief operating decision maker (“CODM”). The CODM monitors the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment based on adjusted EBITDA, which is computed as net earnings before interest expense, income tax expense, depreciation and amortization expense, impairments, write-down and gains/losses on sale, gains/losses on derivative instruments, loss on debt extinguishment, other expenses and certain other items that the Company believes are not representative of its operating performance.
The following table includes the Company’s selected financial information by segment:

Year ended December 31, 2024	Vessel Leasing	Elimination and Other	Total
Revenue	$2,300.1	$—	$2,300.1
Operating expense	421.6	—	421.6
Depreciation and amortization expense	508.0	—	508.0
General and administrative expense	72.3	(0.1)	72.2
Operating lease expense	56.4	—	56.4
Gain on sale	(2.6)	—	(2.6)
Interest income	(16.6)	(2.3)	(18.9)
Interest expense	632.4	3.7	636.1
Income tax expense	1.4	—	1.4

Year ended December 31, 2023	Vessel Leasing	Elimination and Other	Total
Revenue	$1,702.8	$—	$1,702.8
Operating expense	347.3	—	347.3
Depreciation and amortization expense	375.1	—	375.1
General and administrative expense	85.4	(0.1)	85.3
Operating lease expense	116.7	—	116.7
Gain on sale	(3.7)	—	(3.7)
Interest income	(9.5)	(1.6)	(11.1)
Interest expense	364.6	4.0	368.6
Income tax expense	2.0	—	2.0

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

3.    Segment reporting (continued):

	Year ended December 31, 2024	Year ended December 31, 2023
Vessel leasing adjusted EBITDA	$1,749.2	$1,153.5
Total segment adjusted EBITDA	1,749.2	1,153.5
Eliminations and other	(3.8)	(3.9)
Depreciation and amortization expense	508.0	375.1
Interest income	(18.9)	(11.1)
Interest expense	636.1	368.6
Gain on derivative instruments	(44.6)	(16.7)
Loss on debt extinguishment	3.5	8.9
Other expenses	7.4	19.8
Gain on sale	(2.6)	(3.7)
Consolidated net earnings from continuing operations before taxes	$664.1	$416.5

Total Assets	December 31, 2024	December 31, 2023
Vessel Leasing	$16,582.1	$13,105.8
Elimination and Other	494.2	71.1
Discontinued operations	81.9	536.1
	$17,158.2	$13,713.0

Capital expenditures by segment	Year ended December 31, 2024	Year ended December 31, 2023
Vessel leasing	$3,345.0	$2,997.0

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

4.    Revenue:
The Company generates revenue by leasing and operating its fleet of vessels, largely through operating leases, direct financing leases and sales-type leases. Revenue disaggregated by segment and by type for the year ended December 31, 2024, December 31, 2023 and December 31, 2022 is as follows:

	Vessel Leasing (1)
	2024	2023	2022
Operating lease revenue	$2,116.4	$1,598.7	$1,457.0
Interest income from leasing	163.5	84.0	73.8
Other	20.2	20.1	12.2
	$2,300.1	$1,702.8	$1,543.0
(1)Vessel leasing revenue includes both bareboat charter and time charter revenue.
As at December 31, 2024, the minimum future revenues to be received on committed operating leases, interest income to be earned from direct financing leases and other revenue are as follows:

	Operating lease revenue (1)	Direct financing leases(2)	Total committed revenue
2025	$2,138.7	$180.1	$2,318.8
2026	2,005.3	175.1	2,180.4
2027	1,853.5	169.9	2,023.4
2028	1,471.2	164.5	1,635.7
2029	1,311.7	157.9	1,469.6
Thereafter	5,270.8	1,144.0	6,414.8
	$14,051.2	$1,991.5	$16,042.7
(1)Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
The Company’s revenue during the years was derived from the following customers:

	2024	2023	2022
Customer A	$397.4	$379.3	$454.8
Customer B	603.7	379.1	254.3
Customer C	248.4	236.0	241.7
Customer D	403.1	189.2	65.8
Other	647.5	519.2	526.4
	$2,300.1	$1,702.8	$1,543.0

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

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
During the year ended December 31, 2024, the Company received $42,457,000 (2023 - $3,836,000; 2022 - $5,239,000) from Fairfax for the settlement of an indemnification related to losses realized on sale or disposal of certain property, plant and equipment and inventory items. As at December 31, 2024, Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy recorded as Acquisition Related Assets (note 23).
In January 2023, Fairfax exercised warrants to purchase 6,000,000 common shares of Atlas for gross aggregate proceeds to the Company of $78,700,000. Following this exercise, Fairfax has no outstanding warrants.
For the year ended December 31, 2024, the dividends paid on Series J Preferred Shares were $21,000,000 (2023 - $21,000,000; 2022 - $21,000,000).
(b)Transactions with ONE:
During the year ended December 31, 2024, the Company earned revenue of $603,688,000 (2023 - $312,768,000) from ONE in connection with the time charter of 44 vessels and management of two vessels as described below.
In August 2024, the Company entered into shipbuilding contracts for the construction of six 13,000 TEU newbuild containership vessels. Five of these contracts were novated to ONE in September 2024.
In September 2024, the Company entered into an agreement with ONE to form a joint venture company in Singapore named ONESEA Solutions Pte. Ltd. (“ONESEA”). ONESEA provides ship management services for vessels owned by ONE and vessels chartered by ONE from vessel owners (including vessels owned by the Company). On November 15, 2024, the Company received regulatory approval and completed its investment in ONESEA. Upon completion of the transaction, the Company and ONE each own 50% of the outstanding common shares of ONESEA. As at December 31, 2024, the Company has invested $1,500,000 (2023 - nil) in ONESEA. During the year ended December 31, 2024, the Company incurred $622,000 in costs payable to ONESEA for the management of its vessels. As at December 31, 2024, ONESEA manages two vessels for the Company.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

5.    Related party transactions (continued):
(b)Transactions with ONE (continued):
In September 2024, the Company entered into a crewman agreement with ONE and provides crew management services for certain vessels managed by ONESEA. During the year ended December 31, 2024, the Company earned revenue of $1,416,000 and incurred expenses of $1,371,000 in connection with the crew management of the vessels.
Pursuant to a ship management agreement which ended upon the formation of ONESEA, the Company managed the ship operations of two vessels for ONE. During the year ended December 31, 2024, the Company earned revenue of $2,278,000 (2023 – $1,154,000) and incurred expenses of $2,089,000 (2023 – $1,182,000) in connection with the ship management of the vessels.
(c)Transactions with Zhejiang Energy Group JV:
In March 2021, the Company entered into a joint venture with Zhejiang Energy Group (“ZE”) and executed a shareholders’ agreement with ZE to form the joint venture (“ZE JV”). The Company owns 50% of the ZE JV. The purpose of the joint venture is to develop business in relation to container vessels, LNG vessels, environmental protection equipment, and power equipment supply.
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by the ZE JV. During the year ended December 31, 2024, the Company earned revenue of $10,778,000 (2023 – $10,839,000) and incurred expenses of $10,178,000 (2023 – $9,759,000) in connection with the ship management of the vessels.
As at December 31, 2024, the Company has invested $1,000,000 (2023 – $1,000,000) in the ZE JV.
During the year ended December 31, 2024, the Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades and incurred $14,347,000 (2023 - $32,322,000) under these agreements.
(d)Transactions with Poseidon:
Poseidon is the ultimate parent company of Atlas following the closing of the Merger as described in note 1.
During the year ended December 31, 2024, Atlas declared dividends of $152,365,000 (2023 - $124,670,000) to Poseidon. As at December 31, 2024, $38,119,000 of the dividends declared remains outstanding.
6.    Net investment in lease:

	2024	2023
Undiscounted lease receivable	$4,223.3	$2,706.5
Unearned interest income	(2,008.8)	(1,277.7)
Net investment in lease	$2,214.5	$1,428.8

	2024	2023
Net investment in lease	$2,214.5	$1,428.8
Current portion of net investment in lease	(53.2)	(33.7)
Long-term portion of net investment in lease	$2,161.3	$1,395.1
During the year ended December 31, 2024, the Company accepted delivery of seven vessels (2023 - four), each of which commenced an 18-year fixed rate bareboat charter upon delivery. The bareboat charters have been classified as a sales-type lease and no gain or loss was recognized on the commencement dates.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

6.    Net investment in lease (continued):
At December 31, 2024, the undiscounted minimum cash flow related to lease receivable on direct financing leases are as follows:

2025	$238.0
2026	238.0
2027	238.0
2028	238.7
2029	238.0
Thereafter	3,032.6
$4,223.3
7.    Property, plant and equipment:

December 31, 2024	Cost	Accumulated depreciation	Net book value
Vessels	$15,194.7	$(3,437.0)	$11,757.7
Equipment and other	18.1	(9.9)	8.2
Property, plant and equipment	$15,212.8	$(3,446.9)	$11,765.9

December 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$12,072.4	$(3,028.5)	$9,043.9
Equipment and other	11.1	(7.6)	3.5
Property, plant and equipment	$12,083.5	$(3,036.1)	$9,047.4

During the year ended December 31, 2024, depreciation and amortization expense relating to property, plant and equipment was $429,650,000 (2023 – $320,286,000; 2022 – $282,467,000).
Vessel sales and deliveries
During the year ended December 31, 2023, the Company entered into agreements to sell two 4,250 TEU vessels for gross proceeds of $43,250,000, resulting in a net gain on sale of $920,000.
During the year ended December 31, 2023, the Company completed the purchase of two secondhand 8,100 TEU vessels from ONE for an aggregate purchase price of $54,400,000.
During the year ended December 31, 2024, the Company completed the sale of two 4,250 TEU vessels for gross proceeds of $50,800,000, resulting in a net gain on sale of $12,911,000. One of these vessels was classified as an asset held for sale at December 31, 2023.
During the year ended December 31, 2023, the Company took delivery of 18 newbuild vessels. The vessels range in size from 7,000 to 15,500 TEU and each commenced a long-term charter upon delivery. The aggregate purchase price for the newbuild vessels delivered during the year ended December 31, 2023 was $2,118,139,000.
During the year ended December 31, 2024, the Company took delivery of 28 newbuild vessels. The vessels range in size from 7,000 to 15,500 TEU and each commenced a long-term charter upon delivery. The aggregate purchase price for the newbuild vessels delivered during the year ended December 31, 2024 was $2,878,663,000.
In January 2025, the Company entered into an agreement to sell two 8,500 TEU vessel for gross proceeds $90,000,000, subject to closing conditions. As at December 31, 2024 these vessels were classified as assets held for sale and upon reclassification, the Company recognized an aggregate loss on sale of $10,336,000 for the two vessels. The sale for one vessel was completed in February 2025.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

8.    Vessels under construction
As at December 31, 2024, the vessels under construction balance includes $38,436,000 of capitalized interest for the year ended December 31, 2024 (2023 – $66,628,000).
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
In March 2024, the Company entered into shipbuilding contracts for the construction of two 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Each vessel will commence a long-term charter upon delivery.
In June 2024, the Company entered into shipbuilding contracts for the construction of 27 newbuild containership vessels, ranging between 9,000 and 17,000 TEU. Four of these contracts were immediately novated to a customer. 13 of these contracts were thereafter novated to certain nominees and upon delivery, these 13 newbuilds will be chartered by the Company from such nominees under bareboat charters. The vessels will be delivered in 2027 and 2028 and each vessel will commence a long term charter upon delivery.
In August 2024, the Company entered into shipbuilding contracts for the construction of six 13,000 TEU newbuild containership vessels. Five of these contracts were novated to a customer in September 2024. The remaining vessel will be delivered in 2028 and commence a long term charter upon delivery.
In October 2024, the Company entered into shipbuilding contracts for six 13,600 TEU scrubber-fitted newbuild containerships. Each vessel will commence a long-term charter upon delivery.
9.    Right-of-use assets:

December 31, 2024	Cost	Accumulated amortization	Net book value
Vessel operating leases	$112.5	$(57.3)	$55.2
Other operating leases	9.5	(9.1)	0.4
Vessel finance leases	435.2	(10.5)	424.7
Right-of-use assets	$557.2	$(76.9)	$480.3

December 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$740.8	$(376.4)	$364.4
Other operating leases	9.5	(7.7)	1.8
Vessel finance leases	69.1	(0.5)	68.6
Right-of-use assets	$819.4	$(384.6)	$434.8

Finance leases relate to purchase options exercised by the Company under existing lease financing arrangements at pre-determined purchase prices. During the year ended December 31, 2024, the Company exercised purchase options for seven vessels (2023 - one) with an aggregate purchase price of $387,400,000 (2023 - $61,600,000). As at December 31, 2024, the purchase of these vessels is expected to complete during 2025.
During the year ended December 31, 2024, the amortization in right-of-use assets was $48,200,000 (2023 - $92,100,000; 2022 - $98,100,000, respectively).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

10.    Goodwill:

	2024	2023
Goodwill	$75.3	$75.3

11.    Other assets:

	2024	2023
Intangible assets (a)	$26.5	$38.9
Deferred dry-dock (b)	167.1	166.0
Deferred financing fees on undrawn financings (c)	6.3	28.1
Other	36.0	45.9
Other assets	$235.9	$278.9
(a)Intangible assets:

December 31, 2024	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(114.4)	$15.5
Other	31.7	(20.7)	11.0
	$161.6	$(135.1)	$26.5

December 31, 2023	Cost	Accumulated Amortization	Net book value
Customer contracts	$129.9	$(104.7)	$25.2
Other	28.7	(15.0)	13.7
	$158.6	$(119.7)	$38.9
Acquired customer contracts are amortized on a straight-line basis over their remaining useful lives. As of December 31, 2024, the weighted average remaining useful lives of acquired customer contracts was two years (2023 – two years; 2022 – three years).
During the year ended December 31, 2024, the Company recorded $15,400,000 of amortization related to intangible assets (2023 – $16,798,000; 2022 – $21,800,000).

Future amortization of intangible assets is as follows:

2025	$9.8
2026	4.6
2027	2.7
2028	1.6
2029	1.0
Thereafter	6.8
$26.5

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

11.    Other assets (continued):
(b)Deferred dry-dock:
During the years ended December 31, 2024 and 2023, changes in deferred dry-dock were as follows:

December 31, 2022	$86.9
Costs incurred	124.4
Vessel Sales(1)	(6.9)
Amortization expensed (2)	(38.4)
December 31, 2023	166.0
Costs incurred	54.0
Vessel sales	(2.3)
Amortization expensed (2)	(50.6)
December 31, 2024	$167.1
(1)Includes one vessel classified as asset held for sale as at December 31, 2023.
(2)Amortization of dry-docking costs is included in depreciation and amortization.
(c)Deferred financing fees on undrawn financings
The Company has entered into financing arrangements for certain of its vessels under construction. As the financing arrangements are undrawn as at December 31, 2024, the amounts incurred have been capitalized and recorded as long-term asset. As the financing is drawn, the amounts are reclassified and presented as a direct deduction from the related debt liability.
12.    Long term debt:

	December 31, 2024	December 31, 2023
Long-term debt:
Revolving credit facilities (a) (d)	$—	$320.0
Term loan credit facilities (b) (d)	1,071.7	1,175.6
Senior unsecured notes (e)	802.4	828.1
Senior unsecured exchangeable notes (f)	—	—
Senior Secured Notes (c)	1,000.0	1,000.0
	2,874.1	3,323.7
Deferred financing fees	(26.8)	(32.9)
Long-term debt	2,847.3	3,290.8
Current portion of long-term debt	(103.6)	(129.4)
Long-term debt	$2,743.7	$3,161.4
(a)Revolving credit facilities:
As at December 31, 2024, the Company had two revolving credit facilities available (2023 – three revolving credit facilities) which provided for aggregate borrowings of up to $700,000,000 (2023 – $700,000,000), of which $700,000,000 (2023 – $380,000,000) was undrawn. The revolving facilities bear interest at SOFR plus a margin.
As at December 31, 2024, the Company had an existing revolving credit facility with a borrowing capacity of $400,000,000 with a maturity date of May 2026.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

12.    Long term debt (continued):
(a)Revolving credit facilities (continued):
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50,000,000 to $300,000,000, and extended the maturity date from February 2025 to March 2027.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (2023 – 0.45% and 1.0%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at December 31, 2024, the Company has entered into $1,149,716,000 (2023 – $2,367,516,000) of term loan credit facilities, of which $78,031,000 (2023 – $1,191,936,000) was undrawn.
In October 2021, the Company entered into a $633,088,000 term loan credit facility for eight vessels, which bore an initial interest rate of three month LIBOR plus 1.4% margin. Upon delivery of each vessel, the Company transitioned the financing under the term loan credit facility related to each vessel with a sale-leaseback arrangement (Note 15 (xiii)). During the year ended December 31, 2022, five vessels were delivered and during the year ended December 31, 2023, an additional three vessels were delivered. As a result, the remaining term loan credit financing available is nil as of December 31, 2024.
In December 2021, the Company entered into a $1,077,137,000 term loan credit facility for ten vessels, which bore an initial interest rate of three month LIBOR plus 3.39% margin. Upon delivery of each vessel, the Company transitioned the financing under the term loan credit facility related to each vessel with a sale-leaseback arrangement (Note 15 (xiv)). During the year ended December 31, 2023, seven vessels were delivered and during the year ended December 31, 2024, an additional three of the vessels were delivered. As a result, the remaining term loan credit financing available is nil as of December 31, 2024.
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
Years ended December 31, 2024, 2023 and 2022

12.    Long term debt (continued):
(b)Term loan credit facilities (continued):
In October 2022, the Company entered into a $1,170,918,000 term loan credit facility for fifteen vessels, which bears an initial interest rate of daily SOFR plus 1.4% margin. Upon delivery of each vessel, the Company transitioned the financing under the term loan credit facility related to each vessel with a sale-leaseback arrangement (Note 15 (xv)). During the year ended December 31, 2023, three vessels were delivered and during the year ended December 31, 2024, an additional eleven vessels were delivered. As a result, the remaining term loan credit financing available for the remaining one vessel is $78,031,000, which is undrawn as of December 31, 2024.
In March 2023, the Company entered into amended and restated senior secured loan facilities which (i) increased the commitments under the bank loan facilities by $250,000,000, of which $200,000,000 was drawn immediately and $50,000,000 of which was drawn in September 30, 2023, (ii) increased the amount of total borrowing permitted relative to total assets from 65% to 75%, (iii) replaced the LIBOR with the SOFR as the reference interest rate, and (iv) extended the maturities of tranches due in 2026 and 2027 by approximately two years.
Term loan credit facilities drawn mature between March 3, 2028 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month SOFR, plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average benchmark rate was 4.5% and 5.1%, respectively (2023 – 5.4% and 5.4%, respectively). The margins ranged between 1.9% and 2.4% as at December 31, 2024 (2023 – 1.9% and 2.4%).
The weighted average rate of interest, including the applicable margin, was 6.5% at December 31, 2024 (2023 – 7.4%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
Principal repayments under term loan credit facilities are made in quarterly or semi-annual payments. For those related to newbuild containerships, payments commence three, six or thirty-six months after delivery of the associated newbuild containership, utilization date or the inception date of the term loan credit facilities.
The Company is subject to commitment fees at 0.49% (2023 – 0.44% and 0.49%) calculated on the undrawn amounts under the various facilities.
The following is a schedule of future minimum repayments under our term loan credit facilities as of December 31, 2024:

2025	$103.9
2026	103.9
2027	103.9
2028	444.0
2029	311.6
Thereafter	4.4
$1,071.7

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

12.    Long term debt (continued):
(c)Senior Secured Notes:
In May 2021, the Company entered into a note purchase agreement to issue $500,000,000 of sustainability-linked, senior secured notes in a US private placement. The senior secured notes comprise four series, each ranking pari passu with the Company’s existing and future debt financing program. The Series A, Series C and Series D senior secured notes were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B senior secured notes, which bear interest at 3.91% per annum and mature in 2031, were issued in August 2021. The senior secured notes contain certain sustainability features, and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.
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
(d)Credit facilities – other:
As at December 31, 2024, the Company’s credit facilities were secured by first-priority mortgages granted on 50 of its vessels together with other related security. The security for each of the Company’s current secured credit facilities includes:
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
As at December 31, 2024, $1,423,284,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, was secured by a portfolio of 48 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
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
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants as at December 31, 2024.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

12.    Long term debt (continued):
(e)Senior unsecured notes:
In February 2021, the Company issued $200,000,000 of 6.5% senior unsecured sustainability-linked bonds in the Nordic bond market (“2024 Bonds”). In April 2021, the Company issued a further $300,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market (the “2026 Bonds” and together with the 2024 Bonds, the “Bonds”). The Bonds were to mature in February 2024 and April 2026, respectively, and bear interest at 6.5% per annum. If the sustainability performance targets are not met during the term of the Bonds, the Bonds will be settled at maturity at 100.5% of the initial principal. The Bonds were listed on the Oslo Stock Exchange.
As a result of the Merger (note 1), the Company’s common shares were de-listed on April 10, 2023 (the “De-listing”). The Company has notified the holders of the 6.5% senior unsecured sustainability-linked bonds due 2024 (the “2024 NOK Bonds”) and the 6.5% senior unsecured sustainability-linked bonds due 2026 (the “2026 NOK Bonds”) of this de-listing event and that each holder of the 2024 NOK Bonds and the 2026 NOK Bonds had a right to require the Company to purchase all or some of the bonds held by such holder (a “NOK Put Option”) at a price equal to 101% of the principal amount plus accrued interest. Each holder could exercise a NOK Put Option during the exercise period which ended on May 3, 2023.
On May 10, 2023, the Company repurchased $179,400,000 of 2024 NOK Bonds and $294,900,000 of the 2026 NOK Bonds. In each case, the Company purchased 2024 and 2026 NOK Bonds from holders who exercised their NOK Put Options, at a purchase price equal to 101% of the principal amount plus accrued interest for a total payment of $482,706,000. The remaining 2024 NOK Bonds totaling $20,600,000 matured on February 5, 2024. On May 22, 2023, as a result of having repurchased more than 90% of the outstanding 2026 NOK Bonds, the Company exercised its option to repurchase all remaining outstanding 2024 and 2026 NOK Bonds from holders. The repurchase, requiring a payment of $25,700,000, occurred on February 5, 2024.
In May 2021, the Company exchanged an aggregate principal amount of $52,199,000 7.125% senior notes due 2027 of its wholly owned subsidiary, Seaspan Corporation (the “Seaspan Notes”), for an equivalent amount of its 7.125% senior notes due 2027 (the “Atlas Notes”), registered under the Securities Act of 1933, as amended, and listed on the Nasdaq Global Market. In July 2021, the Company exchanged an additional $151,000 of Seaspan Notes for Atlas Notes, and redeemed all remaining Seaspan Notes.
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
The holders may require the Company to redeem the Exchangeable Notes held by them upon the occurrence of certain corporate events qualifying as a fundamental change in the business. The Merger (note 1) and subsequent de-listing of the Company’s common shares on April 10, 2023 constituted a “Make-Whole Fundamental Change” under the terms of the Exchangeable Notes. On March 28, 2023, the Company entered into a supplemental indenture providing the holders of the Exchangeable Notes the right to exchange each $1,000 principal amount of such Exchangeable Note into a number of units based on a defined exchange rate. In connection with the Make-Whole Fundamental Change, each holder had the right, at its option, to exchange all or any portion of its Exchangeable Notes at any time from during the make-whole exchange period at an increased exchange rate on account of a Make-Whole Fundamental Change. During the make-whole exchange period, which ended on May 22, 2023, all of the outstanding Exchangeable Notes were exchanged by the Holders representing a total settlement of $253,139,000.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

12.    Long term debt (continued):
(f)Senior Unsecured Exchangeable Notes (continued):
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
13.    Operating lease liabilities:

	December 31, 2024	December 31, 2023
Operating lease commitments	$63.9	$421.5
Impact of discounting	(5.6)	(37.9)
Impact of changes in variable rates	(1.4)	(15.2)
Operating lease liabilities	56.9	368.4
Current portion of operating lease liabilities	(13.9)	(100.0)
Operating lease liabilities	$43.0	$268.4
Operating lease liabilities relate to vessel sale-leaseback transactions and other operating leases. Vessel sale-leaseback transactions under operating lease arrangements are in part, indexed to three month SOFR rate, reset on a quarterly basis.
During the year ended December 31, 2024, the Company purchased one of the vessels under operating lease for $61,600,000 prior to the end of the lease term. For the remaining lease arrangements, the lease may be terminated prior to the end of the lease term, at the option of the Company, by repurchasing the respective vessels on a specified repurchase date at a pre-determined fair value amount. Each sale-leaseback transaction contains financial covenants requiring the Company to maintain certain tangible net worth, interest coverage ratios and debt-to-assets ratios, as defined. These vessels are leased to customers under time charter arrangements.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

13.    Operating lease liabilities (continued):
Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	December 31, 2024	December 31, 2023
Lease costs:
Operating lease costs	$61.6	$115.1
Variable lease adjustments	(2.4)	4.7

Other information:
Operating cash outflow used for operating leases	47.2	113.3
Weighted average discount rate(1)	5.4%	4.8%
Weighted average remaining lease term	4 years	4 years
(1)The weighted average discount rate is based on a fixed rate at the time the lease was entered into and is adjusted quarterly as each lease payment is made.
14.    Finance lease liabilities:

	December 31, 2024	December 31, 2023
Finance lease liabilities	$409.4	$66.5
Current portion of finance lease liabilities	(409.4)	(66.5)
Long-term finance lease liabilities	$—	$—
During the year ended December 31, 2023, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase was completed in December 2024 at the pre-determined purchase price of $61,600,000.
During the year ended December 31, 2024, the Company exercised options under existing lease financing arrangements to purchase seven vessels ranging in size from 10,000 to 14,000 TEU for pre-determined purchase price of $42,000,000 to $61,600,000. Each of the seven purchases are expected to be completed during 2025.
As at December 31, 2024, the total remaining commitments related to financial liabilities of these vessels were approximately $422,361,000 (2023 – $70,701,000), including imputed interest of $12,964,000 (2023 – $4,242,000), repayable through 2025.
The weighted average interest rate on obligations related to finance leases as at December 31, 2024 was 6.7%.
15.    Other financing arrangements:

	December 31, 2024	December 31, 2023
Other financing arrangements	$7,751.8	$4,656.5
Deferred financing fees	(84.1)	(52.7)
Other financing arrangements	7,667.7	4,603.8
Current portion of other financing arrangements	(491.7)	(298.5)
Other financing arrangements	$7,176.0	$4,305.3
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
Years ended December 31, 2024, 2023 and 2022

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
(i)Leases for five 11,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $420,750,000. The 17-year lease terms began between August 2017 and January 2018, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. At the end of the lease terms, the Company is obligated to purchase the vessels at a pre-determined purchase price. In October 2020, the Company made a prepayment of $71,084,000 on the remaining principal balance of one of the 11,000 TEU vessels under sales-leaseback financing arrangement (note 15(v)). Lease payments include interest components based on three month SOFR plus a margin ranging from 2.10% to 2.65%.
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
(iv)Leases for two 12,000 TEU vessels:
Under these arrangements, the counterparty has provided financing of $158,400,000. The 10-year and 12-year lease terms began in October and November 2020, respectively, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels throughout their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a margin ranging from 2.00% to 2.50%. During 2024, the Company early terminated the sale-leaseback financing arrangement related to one 12,000 TEU vessel and entered into a new sale-leaseback financing arrangement secured by the same 12,000 TEU vessel (note 15 (xvi)).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

15.    Other financing arrangements (continued):
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
(vii)Leases for two 12,200 TEU vessels
In May 2021, the counterparty provided sale-leaseback financing of $162,000,000. The 10-year lease terms began in September and November 2021, which were the vessels’ delivery dates. At delivery, the Company sold and leased the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.00% margin. During 2024, the Company early terminated the sale-leaseback financing arrangement and entered into a new sale-leaseback financing arrangement secured by the same two 12,000 TEU vessels (note 15 (xvi)). This lease was terminated as a result of the refinancing.
(viii)Leases for six 7,000 TEU vessels
In October 2021, the counterparty provided sale-leaseback financing of $445,000,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. At the end of the lease term, the Company is obligated to purchase four of the vessels at a pre-determined purchase price. For all six vessels, the Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.71% margin. During the year ended December 31, 2024, the Company took delivery of four vessels and completed sale-leaseback financing for the four vessels for proceeds of $296,504,000. At December 31, 2024, no amounts remain undrawn under this facility.
(ix)Leases for eight vessels
In June 2021, the counterparty provided sale-leaseback financing of $895,320,000 for eight vessels ranging in size from 16,000 TEU to 24,000 TEU. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.5% margin. During the year ended December 31, 2024, the Company took delivery of four vessels and completed sale-leaseback financing for the four vessels for proceeds of $424,080,000. At December 31, 2024 no amounts remain undrawn under this facility.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

15.    Other financing arrangements (continued):
(x)Leases for six 15,500 TEU vessels
In August 2021, the counterparty provided sale-leaseback financing of $661,826,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on one month SOFR plus a 2.6% margin. During the year ended December 31, 2024, the company took delivery of three vessels and completed sale-leaseback financing for the three vessels for proceeds of $325,393,000.
(xi)Leases for six 15,000 TEU and four 7,000 TEU vessels
In November 2021, the counterparty provided sale-leaseback financing of $889,651,000. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The Company has the option to purchase the vessels after the first anniversary date of delivery through their respective lease terms at a pre-determined purchase price. Lease payments include interest components based on three month SOFR plus a 2.3% to 2.6% margin. At December 31, 2024, no amounts remain undrawn under this facility.
(xii)Leases for two 12,000 TEU vessels
During the year ended December 31, 2022, the Company completed a sale-leaseback financing for two vessels for proceeds of $226,000,000.  Upon delivery of each vessel, the Company commenced a 13.25 year leaseback. Lease payments include interest components based on three month SOFR plus a credit spread and a 2.1% margin. The Company has the option to purchase each vessel either 5 years or 7 years and 11 months after its delivery date at a pre-determined purchase price.
(xiii)Leases for four 11,800 TEU and four 15,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 12(b)). Upon delivery of each vessel throughout 2022 and 2023, the pre-delivery financing was replaced with sale-leaseback financing for all eight vessels for proceeds of $818,400,000. Upon delivery of each vessel, which occurred between June 2022 through July 2023, the Company commenced a 14 year leaseback.  Lease payments include interest components based on daily SOFR plus a credit spread and margin of 1.7%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price.
(xiv)Leases for ten 15,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 12(b)). Upon delivery of each vessel throughout 2023 and 2024, the pre-delivery financing was replaced with sale-leaseback financing for the ten vessels for proceeds of $1,357,010,000. Upon delivery of each vessel, the Company commenced a 14 year leaseback. Lease payments include interest components based on daily SOFR plus a credit adjustment spread and margins of 1.1% to 1.7%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchase price. At as December 31, 2024, no amounts remain undrawn under this facility.
(xv)Leases for fourteen 7,000 TEU vessels
Prior to the sale-leaseback of each vessel, the Company had pre-delivery financing under a secured term loan credit facility (note 12(b)). Upon delivery of each vessel, which occurred between 2023 through 2024, the pre-delivery financing was replaced with sale-leaseback financing for all fourteen vessels for proceeds of $1,414,857,000. Upon delivery of each vessel, the Company commenced a 13.5 year leaseback. Lease payments include interest components based on three month SOFR plus a credit adjustment spread and margin of 1.7%. The Company has the option to purchase each vessel 9.5 years after its delivery date at a pre-determined purchased price.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

15.    Other financing arrangements (continued):
(xvi)Leases for three 12,000 TEU Vessels
During the year ended December 31, 2024, the Company completed a sale-leaseback financing for three vessels for proceeds of $224,000,000. The three vessels were previously financed under an existing sale-leaseback financing arrangement (note 15(iv) and note 15(vii)). The sale-leaseback financing is for 10 years and the Company has the option to purchase each vessel after the second anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(xvii)Leases for four 10,800 CEU Pure Car and Truck Carrier (“PCTC”)
In May 2024, the Company entered into a sale-leaseback financing for four 10,800 CEU PCTC newbuild vessels for proceeds of $472,910,000. The sale-leaseback financing is for 15 years and the Company has the option to purchase each vessel at a pre-determined purchase price starting from 2032.
(xviii)Lease for three 13,600 TEU Vessels
In October 2024, the counterparty provided sale-leaseback financing of $466,894,000 (RMB 3,408,000,000) for three 13,600 TEU vessels. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The sale and the bareboat charter will be denominated in RMB. Each vessel will be sub-chartered for a 15-year term also denominated in RMB. The Company has the option to purchase the vessels after the fourth anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(xix)Lease for two 13,600 TEU Vessels
In November 2024, the counterparty provided sale-leaseback financing of $311,263,000 (RMB 2,272,000,000) for two 13,600 TEU vessels. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The sale and the bareboat charter will be denominated in RMB. Each vessel will be sub-chartered for a 15-year term also denominated in RMB. The Company has the option to purchase the vessels after the fourth anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(xx)Lease for one 13,600 TEU Vessel
In December 2024, the counterparty provided sale-leaseback financing of $155,631,000 (RMB 1,136,000,000) for one 13,600 TEU vessels. At delivery, the Company will sell and lease the vessels back over the term of the sale-leaseback transactions. The sale and the bareboat charter will be denominated in RMB. Each vessel will be sub-chartered for a 15-year term also denominated in RMB. The Company has the option to purchase the vessels after the fourth anniversary date of delivery through their respective lease terms at a pre-determined purchase price.
(xxi)Lease for one 16,000 TEU Vessel
In December 2024, the Company completed a sale-leaseback financing for proceeds of $173,250,000 for one 16,000 TEU vessel. Upon delivery of the vessel, the Company will commence a 12-year leaseback. The Company has the option to purchase the vessel after the fourth anniversary after its delivery date at a pre-determined purchase price.
The weighted average rate of interest, including the margin, was 6.56% at December 31, 2024 (2023 – 7.36%).

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

15.    Other financing arrangements (continued):
Based on amounts funded, payments due to lessors would be as follows:

2025	$493.5
2026	490.8
2027	504.6
2028	513.2
2029	551.6
Thereafter	5,198.1
$7,751.8
16.    Other liabilities:

	2024	2023
Long-term deferred revenue(a)	$390.8	$157.4
Other	7.4	7.5
Other long-term liabilities	398.2	164.9
Current portion of other long-term liabilities	—	(1.4)
Other long-term liabilities	$398.2	$163.5
(a)Long-term deferred revenue:
Long-term deferred revenue consists primarily of the long-term portion of upfront payments received from charterers in connection to the time charters. The upfront payments are recognized as revenue evenly over the term of the time charter. The long-term deferred revenue is net of the current portion included in current liabilities.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

17.    Income tax:
The Company is tax resident in the United Kingdom and consists of its vessel leasing and mobile power generation segments. The effective tax rate for its containership segment is nominal, primarily due to international shipping reciprocal exemptions.
(a)Continued operations:
Net earnings before income taxes for the year ended December 31, 2024 relates only to the foreign jurisdictions. Similarly, the Company’s income tax expense from continuing operations for the year ended December 31, 2024 related only to foreign jurisdictions and consists of the following:

	2024
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$0.2	$0.2
Deferred tax
Deferred tax expense	—	1.2	1.2
Total tax expense	$—	$1.4	$1.4

	2023
Current tax	Domestic	Foreign	Total
Current tax expense	$—	$2.2	$2.2
Deferred tax
Deferred tax expense	—	(0.2)	(0.2)
Total tax expense	$—	$2.0	$2.0
The continuing operations of the Company is subject to nominal income taxes primarily due to international shipping reciprocal exemptions for the vessel leasing segment. For the year ended December 31, 2024 and December 31, 2023, the reconciliation between the effective tax rate of 0.21% and 0.47%, respectively, and the statutory UK income tax rate of 25.00% is as follows:

	2024	2023
Computed “Expected” tax expense:
Computed tax expense on income from continuing operations	$167.0	$98.4
Increase (reduction) in income taxes resulting from:
Certain income from containership leasing segment that is exempt from tax	(172.1)	(99.6)
Change in valuation allowance	6.6	(5.1)
Foreign tax rate differential	1.6	0.3
Other, net	(1.7)	8.0
	$1.4	$2.0

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

17.    Income tax (continued):
The deferred tax assets and liabilities related to continuing operations were as follows for the year ended December 31, 2024 and December 31, 2023:

	2024	2023
Deferred tax assets
Tax losses carried forward	9.7	7.5
Valuation allowance	(9.7)	(3.1)
	—	4.4
Deferred tax liabilities
Depreciation	(3.4)	(2.1)
Other timing differences	—	(4.4)
	(3.4)	(6.5)
Net deferred tax liability	(3.4)	(2.1)
As at December 31, 2024, the Company has tax losses carried forward of $50,686,000 (2023 – $39,537,000) from continuing operation that do not expire.
(b)Discontinued operations:
The APR Asset Sale closed on December 31, 2024. As the sale was an asset sale the Company continues to own entities that formerly operated the business. These entities have the following deferred tax assets and liabilities:

Deferred tax assets	2024	2023
Decommission provisions	$—	$0.8
Reserves and accrued expenses	4.8	28.6
Tax losses carried forward	24.9	136.0
Interest allowance	35.0	35.0
Deferred revenue	0.6	0.7
Valuation allowance	(65.1)	(176.8)
	$0.2	$24.3

Deferred tax liabilities	2024	2023
Deferred job costs	$—	$(3.3)
Accelerated asset costs	—	(2.0)
Depreciation	—	(15.7)
Other timing differences	(0.2)	(2.1)
	$(0.2)	$(23.1)

Net deferred tax asset	$—	$1.2

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

17.    Income tax (continued):
The Company expects that the entities that formally carried on the APR Energy business will be wound up and the deferred tax assets listed above will cease to exist.
As at December 31, 2024, in respect of discontinued operations, the Company has foreign tax losses carried forward of $124,216,000 (2023 – $552,152,000), of which nil (2023 - $3,643,000) is recognized as a deferred tax asset. No deferred tax asset is recognized on foreign tax losses of $124,216,000 on the basis that no tax benefit is expected to arise in the jurisdictions where the tax losses occurred. The material tax losses carried forward generally have no expiry date. The Company’s ability to utilize the net operating loss and tax credit carry forward may be subject to restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar tax law. Tax years that remain open to examination by some of the major jurisdictions in which the Company is subject to tax range from two to four years.
The Company recognized $37,700,000 of income tax expense in respect of discontinued operations during 2024. $19,950,000 related to the increase in uncertain tax positions while the reminder relates to the discontinued operations and sale of the assets.
As at December 31, 2024, the Company had income tax payable of $106,600,000 (2023 –$77,600,000) related to discontinued operations. This balance includes cash taxes payable and a reserve for global uncertain tax positions.
The Company’s uncertain tax positions relate primarily to items that were acquired as part of the APR Energy acquisition. A significant portion of these items are indemnified and a corresponding indemnification asset has been recorded. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months. The Company reviews its tax obligations regularly and may update its assessment of its tax positions based on available information at the time.
Certain historical tax matters are under discussion with tax authorities which may result in additional taxes, interest or penalties. As the outcome and amounts related to these discussions are uncertain, the Company has not accrued any amounts as of December 31, 2024.
The following table summarizes the activity related to the Company’s unrecognized tax benefits:

	2024	2023
Opening balance as at January 1,	$82.0	$80.3
Increase in uncertain tax positions	19.9	1.7
Ending balance as at December 31,	$101.9	$82.0
The Company recognizes interest expense and penalties related to unrecognized tax benefits as income tax expense. The Company had interest or penalties accrued in the consolidated balance sheet at December 31, 2024 and December 31, 2023.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

18.    Preferred shares and share capital:
(a)Common shares:
The Company has 400,000,000 Class A common shares authorized at December 31, 2024 and December 31, 2023, with a par value of $0.01 per share.
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
During the year ended December 31, 2022, 92,444 (2021 – 350,138) shares were released from holdback and issued to the Sellers. Upon expiration of an indemnification, the remaining Holdback Shares of 2,749,898 were released and issued to the minority sellers in June 2022.
In March 2023, the remaining 727,351 Holdback Shares were released and issued to the APR sellers (note 5(a)). Following such release, there were no Holdback Shares outstanding.
As of December 31, 2024, all of the common shares of the Company are held by Poseidon as a result of the Merger that took place on March 28, 2023.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

18.    Preferred shares and share capital (continued):
(b)Preferred shares:
As at December 31, 2024, the Company had the following preferred shares outstanding:

	Shares				Liquidation preference
			Dividend rate per annum	Redemption by Company permitted on or after(1)	December 31, 2024	December 31, 2023
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	$127.3	$127.3
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
I(3)	—	—	8.00%	October 30, 2023	—	—
J(2)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	300.0
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
(3)On October 30, 2023, the Company redeemed all of its outstanding 8.0% Series I Cumulative Redeemable Preferred Shares for $150,000,000 cash.
The preferred shares are subject to certain financial covenants. The Company is in compliance with these covenants on December 31, 2024.
(c)Restricted shares:
During the year ended December 31, 2024, the Company granted nil restricted shares, to its board of directors, chairman of the board, and the Company's chief executive officer, of which nil restricted shares were forfeited. During the year ended December 31, 2022, the Company granted 5,556,610 restricted shares, to its board of directors, of which nil restricted shares were forfeited.
(d)Restricted stock units:
During the year ended December 31, 2024, the Company granted nil restricted stock units, to certain members of senior management. During the year ended December 31, 2023, 151,640 restricted stock units were forfeited (2022 – 73,336). The restricted stock units generally vest over two years, in equal tranches.
(e)Cumulative redeemable preferred shares:
In a prior period, the Company issued to Fairfax 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares, representing total liquidation value of $300,000,000, and 1,000,000 five year warrants to purchase an equal number of shares of Atlas common stock at an exercise price of $13.71 per share.
Dividends are payable on the Series J Preferred Shares at a rate of 7.0% for the first five years after the issue, with 1.5% increases annually thereafter to a maximum of 11.5%. These warrants may be exercised within a five years period. The Company can also elect to require early exercise of the warrants, at any time after June 11, 2025, if the “Fair Market Value” (being defined as the volume-weighted average of the sale prices of common shares over the 20 trading days immediately prior to the day as of which Fair Market Value is being determined) of a common share equals or exceeds two times the exercise price on the third trading day prior to the date on which the Company delivers the forced exercise notice.
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
Years ended December 31, 2024, 2023 and 2022

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
A summary of the Company’s outstanding restricted shares, phantom share units, and restricted stock units as of and for the twelve months ended December 31, 2024, 2023, and 2022 are presented below:

	Restricted shares		Phantom share units		Restricted stock units		Stock options
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of units	W.A. grant date FV	Number of options	W.A. grant date FV
December 31, 2021	63,926	$10.82	487,001	$12.76	2,466,728	$9.10	2,000,000	$2.54
Granted	5,556,610	14.20	—	—	336,313	14.45	—	—
Vested and exercised	(5,563,926)	14.16	(32,001)	16.37	(1,077,081)	9.41	—	—
Cancelled	—	—	—	—	(73,336)	13.65	—	—
December 31, 2022	56,610	$14.25	455,000	$12.51	1,652,624	$6.16	2,000,000	$2.54
Granted	—	—	—	—	—	—	—	—
Vested and exercised	(56,610)	14.25	—	—	(500,000)	8.61	—	—
Cancelled	—	—	(455,000)	12.55	(552,624)	13.57	(2,000,000)	2.54
December 31, 2023	—	$—	—	$—	600,000	$7.25	—	$—
Granted	—	—	—	—	—	—	—	—
Vested and exercised	—	—	—	—	(300,000)	7.25	—	—
Cancelled	—	—	—	—	—	—	—	—
December 31, 2024	—	$—	—	$—	300,000	$7.25	—	$—
Outstanding, December 31, 2024	—	$—	—	$—	—	$—	—	$—
During the year ended December 31, 2024, the Company amortized $16,297,000 (2023 – $17,662,000; 2022 – $23,492,000) in share-based compensation expense related to the above share-based compensation awards.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

19.    Share-based compensation (continued):
At December 31, 2024, there was $41,572,000 (2023 – $58,251,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which are expected to be recognized over a weighted-average period of 22 months.
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
In June 2022, the Company granted 1,500,000 unrestricted, fully vested shares to the Company's chief executive officer with a requisite service period until December 27, 2027. From the grant date to December 31, 2024, if the chief executive officer resigns without good reason or his employment is otherwise terminated under circumstances, the shares will be forfeited and must be returned to the Company.
During the year ended December 31, 2022, the Company granted 56,610 restricted shares to its board of directors and the restricted shares vested on January 1, 2023. During the year ended December 31, 2024, no restricted shares were granted as a result of the Merger (note 1).
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
In March 2023, in connection with the Merger, the Company converted 400,984 restricted stock units into the right to receive a cash payment of $15.50 per unit plus interest. In connection with the Merger, the June 2020 grant to the CEO was amended such that the holder will receive a share in Poseidon for each vested restricted stock unit. During the year ended December 31, 2024, 300,000 restricted stock units vested and 300,000 restricted stock units remain outstanding at December 31, 2024.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

19.    Share-based compensation (continued):
(c)Stock options:
In March 2023, in connection with the Merger, the outstanding options granted to the CEO were cancelled and the agreement was modified such that the holder would receive a cash payment equal to $15.50 less the exercise price. As a result, a cash payment was made for 1,100,000 options that were vested and unexercised. At December 31, 2024 there are 300,000 (2023 - 600,000) unvested options and at each vesting date, the holder will receive a cash payment equal to $15.50 less the exercise price per vested option.
20.    Other information:
(a)Accounts payable and accrued liabilities:
The principal components of accounts payable and accrued liabilities are:

	2024	2023
Accrued European Union Emissions Trading System (i)	$21.4	$—
Accrued interest	75.1	68.7
Accounts payable and other accrued liabilities	278.8	230.7
	$375.3	$299.4
(i)     European Union Emissions Trading System (“EU ETS):
As of January 1, 2024, the European Union expanded the existing EU ETS to the shipping industry. Under the EU ETS requirements, the Company acquires European Union allowances (“EUAs”) related to greenhouse gas emissions from its vessels that travel to, from, and within the European Union and European Economic geographic regions.
The Company has recorded a liability related to its emissions level for the year-ended December 31, 2024 as part of other accrued liabilities. If the Company has insufficient EUAs to cover emissions of its vessels, an accrual representing this emissions liability is recorded based on the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. The measurement of the other long-term liability is determined on a first-in, first-out method based on the cost of the EUAs that are acquired by the Company. The Company is required to surrender EUAs through its Union Registry account on September 30, 2025 to cover its vessels' annual emissions for the year ending December 31, 2024. The Company has recognized a corresponding receivable as the amounts incurred will be recovered from its customers.
(b)Supplemental cash flow information:

	2024	2023	2022
Interest paid	602.1	384.3	241.5
Interest received	16.6	9.5	5.5
Undrawn credit facility fee paid	8.5	23.1	21.4

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

20.    Other information (continued):
(b)Supplemental cash flow information (continued):

	2024	2023	2022

Purchase option finance lease	$(24.2)	$(127.1)	$—
Change in right-of-use assets and operating lease liabilities	172.1	24.2	127.2
Interest capitalized on vessels under construction	1.3	2.9	2.8
	$149.2	$(100.0)	$130.0

	2024	2023	2022

Changes in operating assets and liabilities
Accounts receivable	$34.8	$(78.2)	$(21.8)
Inventories	(6.0)	(5.2)	(6.0)
Prepaid expenses and other, and other assets	13.0	1.5	3.4
Acquisition related asset	—	(0.9)	(25.5)
Net investment in lease	53.5	27.5	20.5
Accounts payable and accrued liabilities	24.9	114.6	34.4
Deferred revenue	240.7	142.3	15.1
Major maintenance	(53.3)	(125.0)	(47.5)
Other assets	7.5	0.5	(2.2)
Operating lease liabilities	(50.3)	(88.2)	(91.6)
Finance lease liabilities	24.8	5.3	(7.9)
Derivative instruments	(33.2)	(36.2)	7.4
Contingent consideration asset	—	—	21.3
	$256.4	$(42.0)	$(100.4)
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	2024	2023	2022
Cash and cash equivalents	$1,366.3	$385.3	$280.0
Restricted cash included in other assets	—	2.6	11.0
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$1,366.3	$387.9	$291.0

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

21.    Commitments and contingencies:
(a)Operating leases:
As at December 31, 2024, the commitment under operating leases for vessels is $63,511,000 for 2025 to 2029 and for other leases is $371,000 for the year 2025. Total commitments under these leases are as follows:

2025	$14.2
2026	14.1
2027	15.4
2028	14.4
2029	5.8
Thereafter	—
$63.9
For operating leases indexed to benchmark rates, commitments under these leases are calculated using the SOFR rate in place as at December 31, 2024 for the Company.
(b)Vessels under construction:
In June 2024, the Company entered into 27 shipbuilding contracts (note 8). Four of these contracts were immediately novated to a customer and the Company has no ongoing obligations with respect to these vessels. Of the remaining 23 newbuild vessel contracts, 13 of these contracts were thereafter novated to certain nominees and upon delivery, these 13 newbuilds will be chartered by the Company from such nominees under bareboat charters. The vessels will be delivered between 2027 through 2028 and each vessel will commence a long term charter upon delivery.
The total commitment in relation to these bareboat charter agreements is $2,912,211,000.
As at December 31, 2024, the Company had entered into agreements to acquire 37 vessels (2023 – 40 vessels).
The Company has outstanding commitments for the remaining installment payments as follows (1):

2025	$185.9
2026	698.0
2027	1,279.6
2028	1,172.9
2029	116.1
Thereafter	2,756.3
Total	$6,208.8
(1)Includes $747,000,000 (5,450,000,000 RMB) for six vessels, which were signed in October 2024 and had their first draw in November 2024. The vessels will be delivered between 2026 through 2028.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

22.    Financial instruments:
(a)Fair value:
The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis(1):

		December 31, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)	Carrying Amount (Liability)	Fair Value (Liability)
Term loan & revolver (note 12)	Level 2	$(1,071.7)	$(1,086.9)	$(1,495.6)	$(1,498.1)
Senior unsecured notes - public (note 12)	Level 1	(802.4)	(716.8)	(828.1)	(677.9)
Senior secured notes - non-public (note 12)	Level 2	(1,000.0)	(1,008.1)	(1,000.0)	(989.7)
Other financing arrangements (note 15)	Level 2	(7,751.8)	(7,820.6)	(4,656.5)	(4,591.2)
(1)The carrying values and fair values presented above are exclusive of deferred financing fees.
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
The fair value of the term loan, revolving credit facilities, senior secured notes and other financing arrangements, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
The fair value of the Company’s senior unsecured notes, is calculated using observable inputs such as quoted prices in active markets. As a result, these amounts are categorized as Level 1 in the fair value hierarchy.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

22.    Financial instruments (continued):
(b)Interest rate swap derivatives:
As of December 31, 2024, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of December 31, 2024	Maximum notional amount(1)	Fair Value	Effective date	Ending date
1.7574%	$500.0	$500.0	$68.5	January 31, 2022	February 2, 2032
2.67%5.50% (2)	250.0	250.0	0.0	September 1, 2023	September 1, 2026
2.3875%	200.0	200.0	21.0	July 20, 2022	July 20, 2032
0.4590%	68.0	68.0	3.8	February 4, 2021	October 14, 2026
0.6325%	68.0	68.0	3.6	January 21, 2021	October 14, 2026
1.4900%	19.2	19.2	0.5	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250,000,000 notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
If interest rates remain at their current levels, the Company expects that $17,318,000 would be received in cash, in the next 12 months on interest rate swaps maturing after December 31, 2024. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
In July 2022, the Company early terminated a swap with notional amount of $125,000,000 and fixed rate of 0.7270%.
(c)Financial instruments measured at fair value:
The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	2024	2023	2022
(Gain) Loss recognized in net earnings:
Gain on interest rate swaps (1)	$(44.6)	$(16.7)	$(120.6)
Gain on derivative put instrument	—	—	—
Loss reclassified from AOCL to net earnings(2)
Interest expense	—	—	—
Depreciation and amortization	1.0	1.0	1.0
(1)For the years ended December 31, 2024, 2023 and 2022, cash flows related to actual settlement of interest rate swaps were $35,046,000, $34,386,000 and $12,722,000 respectively. These are included in investing activities on the consolidated statements of cash flows.
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

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

23.    Discontinued operations:
The APR Asset Sale closed on December 31, 2024 and resulted in the Company excluding the Mobile Power Generation segment for accounting purposes. Upon closing, the Company received gross proceeds of $375,000,000 and recognized a gain on sale of $24,792,000. On December 31, 2024, the Company recognized the net cash proceeds it received from the third party purchaser and derecognized the carrying value of net assets sold. The calculation of the gain on sale is as follows:

Purchase Price	$375.0
Less assets sold:
Fixed assets	(305.7)
Inventory	(23.6)
Trademark	(20.9)
Gain on sale	$24.8
Following the closing of the APR Asset Sale, APR Energy’s operations have ceased and the mobile power generation segment is reported as discontinued operations. The Company is winding up the entities related to the Mobile Power Generation segment.
All revenues and expenses of the Mobile Power Generation segment prior to the sale and for the periods covered by the consolidated statements of operations in these consolidated financial statements have been aggregated and separately presented as a single component of net earnings (loss) called “net earnings (loss) from discontinued operations.” Revenue and expenses of the discontinued operations include only direct revenue and expenses that are clearly identifiable to the Mobile Power Generation segment and will not be recognized by the Company on an ongoing basis following the sale of the assets of the mobile power business.
The consolidated balance sheet as at December 31, 2024 reflects the aggregation and separate presentation of all assets and liabilities (current and non-current) of the Mobile Power Generation segment as discontinued operations.
The assets and liabilities of the Mobile Power Generation segment and the Company’s continuing operations exclude intercorporate amounts owing.

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

23.    Discontinued operations (continued):
The following table contains the major components of income (loss) from discontinued operations for years ended December 31, 2024, 2023 and 2022:

Discontinued operations	2024	2023	2022
Revenue from discontinued operations	$83.5	$117.9	$154.4
Operating expense	17.8	29.6	44.1
Depreciation and amortization expense	22.3	45.7	51.7
General and administrative expense	16.8	38.8	28.0
Indemnity claim under acquisition agreement	—	—	(21.3)
Operating leases	3.8	3.6	2.8
(Gain) Loss on sale	0.3	—	(0.2)
Loss on debt extinguishment	—	1.4	4.8
Interest income	(4.5)	(2.1)	(0.6)
Interest expense	1.0	7.0	12.2
Other expenses (income)	3.5	(0.9)	(14.4)
Gain on sale of assets	(24.8)	—	—
Net earnings (loss) from discontinued operations before income tax	47.3	(5.2)	47.3
Income tax expense	37.7	6.3	0.4
Net earnings (loss) from discontinued operations	$9.6	$(11.5)	$46.9

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

23.    Discontinued operations (continued):
As at December 31, 2024 and 2023, the major classes of the Mobile Power Generation segment’s assets that are components of current assets - discontinued operations and non-current assets - discontinued operations, were as follows:

Assets	2024	2023
Current assets:
Accounts receivable	$0.1	$29.4
Inventories	—	23.0
Prepaid expenses and other	11.7	12.5
Acquisition related assets	70.1	72.3
	81.9	137.2

Property, plant and equipment	—	332.2
Right-of-use assets	—	3.2
Deferred tax assets	—	1.8
Other assets	—	61.7
	$81.9	$536.1
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$14.9	$17.8
Deferred revenue	—	3.8
Income tax payable	106.6	77.6
Operating lease liabilities - current	0.3	1.1
Other liabilities - current	2.4	17.4
	124.2	117.7

Operating lease liabilities	1.9	2.7
Other liabilities	1.2	13.8
Total liabilities	$127.3	$134.2

ATLAS CORP.
Notes to Consolidated Financial Statements (Continued)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)
Years ended December 31, 2024, 2023 and 2022

23.    Discontinued operations (continued):
Significant cash flow information for the discontinued operations for the years ended December 31, 2024 and 2023 is as follows:

	2024	2023	2022
Depreciation and amortization	$22.3	$45.7	$51.7
Receipt from contingent consideration asset	42.5	18.6	12.5
Gain on sale of assets	(24.8)	—	—
Expenditures for property, plant and equipment	(4.3)	(13.9)	(20.2)
Changes in long-term debt	—	(106.2)	(112.8)
Proceeds from sale in discontinued operations	375.0	—	—

24.    Subsequent events:
(a)On January 2, 2025, the Company paid $38,119,000 in dividends on its common shares.
(b)On January 30, 2025, the Company paid $0.496875, $0.492188, and $0.437500 per Series D, Series H and Series J preferred share, respectively, representing a total distribution of $12,223,000.
(c)In January 2025, the Company accepted the delivery of one newbuild vessel which commenced a long-term time charter upon delivery.
(d)In January 2025, the Company entered into an agreement to sell two 8,500 TEU vessel for gross proceeds $90,000,000, subject to closing conditions. As at December 31, 2024 these vessels were classified as assets held for sale and upon reclassification, the Company recognized an aggregate loss on sale of $10,336,000 for the two vessels. The sale for one vessel was completed in February 2025.
(e)On March 7, 2025, the Company completed a sale-leaseback financing for one 16,000 TEU newbuild vessel for gross proceeds of $173,250,000.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLAS CORP.

Date: March 14, 2025	By:	/s/ Bing Chen
Bing Chen
Chief Executive Officer and Interim Chief Financial Officer
(Principal Executive, Financial and Accounting Officer)